SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Portugal Telecom

Consolidated Annual Report 2012

Portugal Telecom

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

Telecommunications in Portugal

Customer segment		Revenues (Euro million)
Residential		712
Personal	> PT Comunicações 100%	688
Enterprise	> TMN 100%	896
Wholesale and Other		405
Total		2,701

Telecommunications in Brazil

Customer segment		Revenues (R$million, 100%)
Residential		9,974
Personal	> Oi 23.3% (a)	9,102
Enterprise		8,510
Other		556
Total		28,142

(a) Oi’s earnings are proportionally consolidated based on PT’s 25.6% effective interest in Telemar Participações, the controlling shareholder of Oi Group.

Other telecommunications businesses

			Revenues (Euro million, 100%)
Unitel 25% (a)(b)	> Angola	> Mobile	1,590
CTM 28% (b) (c)	> Macao	> Wireline, mobile	480
MTC 34% (a)	> Namibia	> Mobile	180
CVT 40% (a)	> Cape Verde	> Wireline, mobile	76
Timor Telecom 41%	> East Timor	> Wireline, mobile	58
CST 51% (a)	> São Tomé e Príncipe	> Wireline, mobile	12

(a) These stakes are held by Africatel, which is controlled 75% by PT. (b) These stakes are consolidated through the equity method of accounting. (c) On 13 January, PT announced that it has entered into a definitive agreement for the sale of its stake in CTM to Citic Telecom International Holdings Limited.

Other businesses

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%]; Backoffice and shared services [PT PRO 100%]; Call centres and telemarketing services [Contax in Brazil 44.4% and PT Contact 100%]

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Macroeconomic environment

1. International economic background

The year 2012 was characterised by a global economic slowdown and by the contraction of GDP in the Eurozone, as a result of: (1) the restrictive fiscal policies and the deleveraging of the private sector in the main developed economies; (2) China’s lower demand and fear of a hard landing, and (3) the uncertainty associated with the sovereign debt crisis in the Eurozone. In 1H12, the yields of the southern European government bonds reached new peaks due to the spillover of the financial crisis to other economies in the region, even though it was visible a reduction of the risks faced by the Eurozone. Greece slashed its debt by more than Euro 100 billion by swapping it’s privately held bonds for new, longer maturity bonds with less than half the nominal value, which paved the way for Eurozone ministers to give the final approval to the latest rescue package for the country, amounting to Euro 130 billion. In June, in response to escalating problems, Spain agreed on a programme to support the restructuring of its banking sector, with financiang of up to Euro 100 billion. In Italy, the focus was on the unexpected resignation of Italian Prime Minister, Mario Monti, after seeing the Government support withdrawn. The stabilisation of the financial markets was visible in 2H12, which translated into the narrowing of the peripheral economies public debt securities spreads against Germany.

GDP Growth (%)

Source: World Economic Outlook, IMF, October 2012

The reduction of the risks faced by the Eurozone, visible as from 2H12, can be explained by several policies put in place by Europe’s policy setters and the European Central Bank (ECB), namely by: (1) the two Long Term Refinanciang Operations (LTRO) made by the ECB in order to provide the region with decent excess liquidity; (2) the introduction of the Eurpean Stability Mechanism (ESM) which provides financial assistance to members of the Eurozone in financial difficulty, functioning as a permanent firewall for the Eurozone with a maximum lending capacity of Euro 500 billion; (3) the decision of the ECB to cut its benchmark rate to 0.75%, at the lowest level ever, and to lower the interest rate on the deposit facility to zero; (4) the maintenance of ECB’s bond buying programme, which helped to secure financing needs of the banking sector, and (5) the proposal of a single banking supervision mechanism, built around the European Central Bank, which would supervise all Eurozone banks by 2014 in order to strengthen the Eurozone and make the financial sector less vulnerable to crisis.

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Bond spread vs. Bund — Selected Economies

(Basis points)

Source: Bloomberg

The Southern European indexes were pressured in 1H12 due to rumors of a Spanish bailout. These fears were fueled by Spain’s 2011 budget deficit of 8.5% of GDP, 2.5pp above the 6% goal set by the Eurogroup and the growing capital needs of its financial institutions. Notwithstanding, the conditions in global financial markets eased significantly since July 2012, reflecting substantial progress to improve fiscal sustainability and mutual support mechanisms in the European Union, leading most European equity indexes, particularly those from core European countries, to show significant gains: PSI20: +2.9%, FOOTSIE: +5.8%, CAC40: +15.2% and DAX: +29.1%. The US markets continued to show strong gains, as they benefited from a more expansionary monetary policy by the Federal Reserve (FED) and better prospects for the US economy: Dow Jones: 7.3%, SPX: +13.4%, and Nasdaq: +15.9%. In China and Brazil, the roll-out of more rate cuts by Banco Central do Brasil and slower but still robust economic growth in China, resulted in rising equity markets: Shanghai Composite 3.17% and Bovespa 7.4%.

Source: Bloomberg

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The Brent oil price per barrel fell between 1Q12 and 2Q12, from USD 123.8 to USD 97, recovering in 2H12 and closing 2012 at USD 111.9, having increased about 4% when compared to the price observed at the end of 2011.

Source: Bloomberg

Source: Bloomberg

1.1. United States

In 2012 the U.S. GDP grew 2.2%, accelerating from the 1.8% growth observed in 2011, although the pattern of activity proved uneven throughout the year. After a very robust growth in the final quarter of 2011, the activity registered a slowdown in 1H12, followed by a stronger growth in 3Q12 and decelerated in the ending of the year. Private consumption grew moderately. The productive investment proved weak, reflecting high uncertainty about the fiscal framework and low levels of business confidence. The Eurozone crisis led the U.S. exports to lose momentum in 2H12 after a relatively strong performance in 1H12 and boosted the appreciation of the dollar against the euro and the valuation of Treasuries, regarded as a refuge asset in 1H12. These effects were reverted in 2H12 due to the stability of the Eurozone, after the strong commitment of the ECB to defend the euro, which resulted in the appreciation of the euro and interrupted gains in the fixed rate market.

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The labour market continued showing signs of improvement, with the unemployment rate declining to 7.8% from 8.5% in 2011. The other positive aspect in the economy for 2012 was the housing market, which began to show signs of a turnaround. Housing prices, sales of new and existing homes, the housing starts and business confidence in the sector recorded an upward trajectory.

Source: Bloomberg

Annual inflation ended the year at 2.1%, down from 3.2% in 2011 and above the 2% target set by the US monetary authority, but with a clearly downward trend since 2011. In this context, the Federal Reserve (FED) extended Operation Twist until the end of 2012, increasing the average maturity of assets held on its balance sheet and announced, in September 2012, the third round of quantitative easing (QE3), under which USD 40 billion of mortgage-backed securities will be bought on a monthly basis, and pledged to keep rates near zero until the unemployment rate drops to 6.5%, as long as inflation expectations do not climb above 2.5%. Finally, in December, with the end of Operation Twist, the FED reinforced the asset purchase program at USD 45 billion of long-term Treasuries. By the end of the year, the U.S. Senate passed a bill, which includes higher income taxes on individuals who make at least USD400 thousand and couples who make more than USD450 thousand, designed to back the nation away from the fiscal cliff, potentially averting a critical challenge to the nation’s economic recovery and forestalling a feared negative reaction from the stock markets.

Source: Bloomberg

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1.2. Economic and monetary union — Eurozone

The Eurozone slid into a double-dip recession in 2012. In 4Q12, the GDP in the Eurozone contracted 0.60% q.o.q showing the most drastic single quarter fall in economic output in four years. The annual GDP contracted 0.4% in 2012, decelerating from the 1.4% growth registered in 2011, as the region faced significant headwinds, including weak external demand, deleveraging by European banks and summer drought. European countries responded to the escalation of the sovereign debt crisis in 2012 with a combination of bailouts, expansionary monetary policy and unprecedented austerity measures, which had a big impact on the European population and economy. The unemployment rate soared throughout 2012 and stood at its record high of 11.7% in December, while the business sector remained feeble and industrial output fell for the 12th consecutive month in December 2012. The month of December was marked by increased political tensions in Italy and the approval of the first steps towards the creation of a banking union in 2014.

GDP Growth (%)

Source: World Economic Outlook,IMF, October 2012

Notwithstanding such sluggish growth, the annual inflation rate stood at 2.5% (2.2% observed in December 2012), primarily reflecting the increasing energy and food prices. This reduction of the annual inflation rate was possible notwithstanding the European monetary authority (ECB-European Central Bank) decision to decrease the reference interest rate to its historical minimum of 0.75% in July, which then left unchanged in December due to higher energy prices, rising taxes and the fact inflation fell from 2.5% to 2.2% in November. In December, the ECB reduced its Eurozone economic outlook for 2013, forecasting further contraction against a backdrop of high unemployment. The midpoint of the new ranges shows Eurozone GDP contracting 0.3% in 2013, against a previous forecast that predicted growth of 0.5%. Additionally, against a backdrop of lack of confidence of economic agents and low liquidity in the inter bank markets, the ECB also implemented non-conventional measures, including (1) liquidity injections in the banking system, (2) acquisition of sovereign debt securities in the secondary market, particularly of those countries in the peripheral economies, and (3) suspension of the minimum rating threshold needed for the ECB to accept Portuguese sovereign debt securities as collateral in funding operations, as it was the case for Greece and Ireland. As a result of these measures, at the end of July, Ireland was able to undertake two debt sale operations with maturities of 5 and 8 years, simultaneously with an operation to exchange shorter term maturities for longer term and, in October, Portugal made a similar operation exchanging public debt that matured

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in September 2013 for bonds maturing in October 2015 amounting to close to Euro 3.8 billion. This was a clear first step towards the return of these countries to the credit markets.

Source: Bloomberg

Although reaching its one year minimum on 24 July 2012, at 1.209 Euro to US Dollar, the Euro strengthened against the US Dollar in 2012 following Mario Draghi’s speech reiterating that the European Central Bank (ECB) would do whatever it takes to preserve the Eurozone. In 2012, the euro appreciated 1.8% against the dollar, to 1.319 Euro/USD.

Source: Bloomberg

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2. Economic activity in PT’s main geographies

2.1. Portugal

In Portugal, the economic situation in 2012 was mainly characterised by the implementation of the economic and financial adjustment programme. Portugal is being perceived as a country committed to the ongoing adjustment programme. Along with the supportive stance of the ECB, this is translating into a very visible decline in Government bond yields which led the debt markets to re-open for non-financial corporations as well as for banks. Nevertheless, the financial constraints imposed on the Portuguese economy as a result of the sovereign debt crisis and the need to deleverage remained in 2012. The continuing deleveraging in the private financial and non-financial sectors, coupled with a strongly restrictive fiscal policy and the cooling of activity in the Eurozone contributed to a contraction in real GDP of 3.2%, with significant declines in consumption and investment and with rising unemployment levels, reaching close to 16% of the active population. Household spending fell 5.6%, reflecting the sharp drop in disposable income. Private consumption was still penalised by relatively high inflation, pressured by higher indirect taxes. Exports maintained a positive performance in 2012, notwithstanding a deceleration trend, with growth of 3.3% in real terms.

Following elections in June 2011, Portugal’s new government has been implementing the measures agreed as part of the Euro 78 billion financial support package signed with the European Union / European Commission (EU/EC), the European Central Bank (ECB), and the International Monetary Fund (IMF). This financial adjustment programme began to be implemented in May 2011, having already been the subject of six(1) favourable reviews by creditor officers. According to the IMF, the programme is broadly on track, despite stronger headwinds. Portugal’s budget deficit was revised to 5.0% of GDP in 2012 (up from 4.5%), 4.5% of GDP in 2013 (up from 3%) and 2.5% of GDP in 2014 (up from 2.3%). The relaxation of the budget targets came with the announcement by the Portuguese government of new austerity measures for 2012 and 2013, which include a capital gains tax and an increase in the average rate of income tax, as well as an increase in workers’ social security contributions. In spite of the challenges in meeting the deficit targets, the commitment for fiscal consolidation has been very clear, and was reflected in a Euro 15 billion cut in primary expenditure in 2011-2012.

Source: Ministry of Finance

(1)  The sixth quarterly review of Portugal’s economic program by the EC, ECB and IMF took place in 12 to 19 November.

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The government deficit fell from 9.8% of GDP in 2010 to 5.0% of GDP in 2012, despite the significant deviation of revenue compared to budgeted amounts, benefiting from the proceeds received from the privatisation of ANA (Airports of Portugal) and the major effort to reduce government expenditure, namely in spending on goods and services, investment spending and net interest expense. Nevertheless, tax revenues registered a negative evolution in 2012, resulting primarily from changes in the economic climate, reflected in particular in consumption and imports. Government debt also maintained an upward trend, reaching 120.6% of GDP, 13 percentage points more than in 2011.

Real growth rates (%), except when indicated.	2004	2005	2006	2007	2008	2009	2010	2011	2012
GDP	1.6	0.8	1.4	2.4	0.0	-2.9	1.9	-1.6	-3.2
Private Consumption	2.7	1.7	1.8	2.5	1.3	-2.3	2.5	-3.8	-5.6
Public Expenditure	2.4	3.4	-0.6	0.5	0.3	4.7	0.1	-4.3	-4.4
Investment	3.7	-0.9	-0.6	2.1	-0.1	-13.3	1.4	-13.8	-13.7
Exports	4.1	0.2	11.6	7.5	-0.1	-10.9	10.2	7.2	3.3
Imports	7.6	2.3	7.2	5.5	2.3	-10.0	8	-5.9	-6.9
Inflation (Consumer Price Index)	2.4	2.3	3.1	2.5	2.6	-0.8	1.4	3.7	2.8
Budget Deficit (% of GDP)*	-4	-6.5	-4.6	-3.1	-3.6	-10.2	-9.8	-4.4	-5.0
Public Debt (% GDP)	61.9	67.7	69.4	68.4	71.7	83.2	93.5	108	120.6
Unemployment Rate (% of active population)	6.7	7.6	7.7	8.0	7.6	9.5	10.8	12.7	15.7
Current Accounts Deficit(% of GDP)	-6.5	-8.8	-9.5	-8.9	-11.1	-10.1	-8.3	-5.1	0.4

Sources: INE, Bank of Portugal, Ministry of Finance, European Commission, OECD, ES Research. * In 2011 and 2012 assuming the efects of the integration of Banks Pension Funds

2.2. Brazil

In 2012, the Brazilian economy posted a slowing 1.5% growth, following the weak investment performance, which showed a negative evolution. A critical factor was infrastructure bottlenecks that discouraged investment, to the extent that the government started with concessions to the private sector to relieve this infrastructure bottlenecks, helping to foster business confidence and a turnaround in investment. On the other hand, the exchange rate has contributed positively to the performance of the economy, since the intervention of the Ministry of Finance and the Central Bank of Brazil (BCB) in order to maintain the currency value between 2.0 and 2.1 Real / Dollar was responsible for the stabilisation registered against the Dollar since May last year. The reduction in the pace of expansion in 2012 led the government to change the focus of its economic policy, passing measures to favour oriented investment recovery over the coming years. In December, the Government and the BCB took three steps to reduce controls on foreign exchange flows, by: (1) facilitating the financing to the export sector; (2) extending the tax exemptions to foreign companies’ issuances of debt, and (3) reducing the compulsory amounts to deposit with the BCB on short positions in dollars. In 2012, Brazil continued to exhibit favourable conditions in the labour market, recording the lowest average historic annual unemployment rate at 5.5% of the workforce.

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Source: World Economic Outlook,IMF

Source: Bloomberg

Inflationary pressures, which were already present in 2011, were extended throughout 2012, making the consumer price index surpass the goal for the third consecutive year, having reached an average annual inflation of 5.4%, with an annual increase of 5.8% at year end. The primary budget surplus declined from 3.1% of GDP to around 2.4% of GDP, causing the Brazilian Central Bank to revert the trend of tightening monetary policy in September 2012, after seven cuts in the reference interest rate, leading the Selic rate to decrease from 11% to 7.25%.

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Source: Bloomberg

2012 was a year of major changes in domestic economic policy, with the understanding that the economic downturn in 2012 should be attributed to barriers to the expansion of the productive capacity of the country. Domestic demand was robust but failed to be accompanied by aggregate supply. These policy changes are likely to have positive consequences in the future.

Source: Bloomberg

2.3. Africa

African economies, which had rebounded quickly following the slowdown caused by the global recession, were undermined last year by the Arab uprisings. With the recovery of North African economies and sustained improvement in other regions, growth across the continent is expected to have accelerated to 4.5% in 2012. Sub-Saharian Africa is expected to continue growing strongly in the near term, with regional differences in prospects reflecting in part economies’ varying exposure to external shocks. External risks remain elevated. The strong recovery of foreign investment, with the exception of Northern African countries, spurred external flows. The appetite of Asian and Latin American emerging economies for natural resources triggered a boom of international commodity prices, which underpinned resource-seeking investment in Africa. Prices are expected to remain at

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levels favourable for African exporters, notwithstanding downside risks such as inflation and commodity price swings.

2.3.1. Angola

In 2012, Angola’s economy has continued to evolve at a considerable pace, projected to expand 6.8% in 2012 mainly driven by the growth in the oil sector (with Angola consolidating its position as the second largest oil producer in Africa), the start of the USD 9 billion Liquefied Natural Gas (LNG) project, and also by an increasingly better performance of non-oil sectors. The monetary policy followed by the Angolan authorities was supported by a benign pace of price growth, leading the National Bank of Angola (BNA) to cut the key interest rate to 10.3%. Inflationary pressures are projected to fall to 9.0% in 2012.

With the completion of the Stand-By Arrangement, aimed to increase fiscal and monetary discipline, reform the exchange rate system, improve public financial management, create a sound banking system and enhance fiscal transparency, the IMF continued to monitor the Angolan economy and confirmed the good performance and progress. The balance of the IMF was generally positive, showing the recovery of liquid foreign reserves to balanced levels, reduction in inflation, stabilisation of interest rates and the achievement of a scenario of exchange rate stability. In parallel, the IMF highlighted the significant progress in terms of transparency of public accounts.

The Angolan authorities presented the new Sovereign Fund of Angola (FDSEA), with an initial capital of USD 5 billion, which will serve mainly to invest in infrastructure promoting the hotel industry, agriculture, water and electric supply and communications, in order to create conditions for attracting foreign investment.

Source: World Economic Outlook,IMF

The Kwanza maintained a smooth depreciation trend of less than 2% against the USD, with the exchange rate standing at USD 1: AOA 95.82 at the end of 2012. In accordance with the amended Foreign Exchange Law, domestic banks will be obliged to hold a minimum of 80% of their capital in Kwanzas by the end of 2012. Angola plans to create its first bond market in 2013, to be overseen by Angola’s Capital Markets Commission, setting the stage for a stock market within two years.

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Source: Bloomberg

2.3.2. Namibia

The Namibian economy is expected to grow by 4.0%(2) in 2012, supported by a strong rebound of the primary sector, most notably minerals. The manufacturing sector is also expected to register strong growth owing to increased production of beverages. The inflation rate increased close to 6% driven by food and fuel prices, reflecting the impact of high oil prices and a substantial depreciation of the South African rand caused by the current account deficits and strong labour tensions in South Africa.

Source: World Economic Outlook,IMF

The government launched a major three-year fiscal initiative in 2011/2012 to ease infrastructure bottlenecks and enhance job creation. The government’s temporary Targeted Intervention Program for Employment and Economic Growth led to an increase in development spending in the last year, which will require focus on the government’s medium-term fiscal plan to deliver fiscal surplus by 2014/2015.

(2)  IMF estimates in October 2012 World Economic Outlook.

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The IMF said the economic outlook appears promising, although facing important downside risks, namely a fragile external climate that poses risks for commodity demand and prices. Further deterioration of the Eurozone economies could generate significant negative spillovers to the Namibian economy through trade linkages as a large share of Namibia’s total exports are destined for Europe. However, Commercial banks, mostly subsidiaries of South African banks, are well capitalised and profitable, with little direct exposure to the financial turmoil in Europe.

2.3.3. Cape Verde

In 2012, Cape Verde’s growth has slowed given the weak economic situation in the Eurozone and weak domestic demand. Turism and emigrant inflows are underpinning Cape Verde’s economic performance, notwithstanding the significant reduction in foreign direct investment. Overall, coordination of macroeconomic policy has been strengthened with fiscal policy adjusted in the course of 2012 to support the Bank of Cape Verde’s (BCV) tightening of monetary policy from late 2011.

GDP growth is projected to have slowed to about 4.3% in 2012 (down from 5.0% in 2011), reflecting the negative external environment due to the adverse and yet to be resolved European economic and financial conditions, notwithstanding the positive impact of the domestic demand supported by higher public investment. Consumer price inflation remained under control, falling to 2.3% in 2012 (end of period, down from 3.6% in 2011).

Source: World Economic Outlook,IMF

Monetary conditions began tightening after mid-2011 as the BCV adopted a more restrictive monetary stance by (1) broadening and raising reserve requirements; (2) restarting open market operations to absorb escudo, and (3) raising intervention interest rates. The exchange rate is pegged against the Euro.

2.3.3. São Tomé & Príncipe

São Tomé & Príncipe’s economy is gradually recovering after a marked slowdown in 2009 that reflected a decline in foreign direct investment as a result of the global financial crisis. In 2012, GDP is estimated to have grown 4.5% as externally financed projects helped drive activities in construction, trade, tourism, and agriculture. Growth

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momentum is expected to increase as exploratory drilling for oil continues. The public authorities expect oil production to start in 2015. The exchange rate is pegged against the Euro, since January 2010.

Source: World Economic Outlook,IMF

2.4. Other geographies

2.4.1. East Timor (Timor-Leste)

In 2012, growth is estimated to have remained strong at about 10% on the back of government spending. Inflation in Dili remained high, having decreased slightly to 12.0% in 2012, due to shortages of key consumer goods and additional demand arising from midyear election.

Spurring private sector development by creating a business-friendly environment remains a priority to deepen the economy and mitigate its heavy reliance on government spending funded by petroleum revenue.

The government launched its “Strategic Development Plan” targeted at transforming Timor-Leste into an upper-middle-income country by 2030 by increasing public investment to improve the country infrastructures. These commitments, together with a target of achieving high economic growth, align Timor-Leste with the inclusive economic growth agenda now being pursued in Asia and the Pacific. Given the buoyant petroleum demand and rising prices, the outlook for economic growth and poverty reduction is promising.

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Source: World Economic Outlook,IMF

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02

Regulatory background

Portugal

Number Portability. Pursuant to the transposition, on 13 September 2011, of the new regulatory framework for the electronic communications sector, on 28 October 2011, and following a public consultation, ANACOM adopted, on 1 March 2012, a decision to amend the Number Portability Regulation. The amendments focus mainly on the obligation for the operators (fixed and mobile) to ensure the implementation of portability within one working day, except for cases expressly set out in the Regulation, and on reinforcement of subscribers’ rights within number portability.

The amended Regulation is in effect since 13 September 2012.

Digital Terrestrial Television. PT Comunicações has carried out the complete fulfilment of all obligations imposed under the licence awarded by ANACOM, having successfully concluded the process of channel update, in accordance with ANACOM’s determination of 4 April 2011, wherein ANACOM approved the final decision regarding the switch of channel 67 (838-846MHz) consigned to PT Comunicações for the mainland, by channel 56 (750-758MHz), within the scope of provision of the digital terrestrial television service (DTT).

PT Comunicações is expecting the publication of the criteria, by means of a governmental ordinance, for compensation of the costs it has incurred within the process of the aforementioned channel switch associated with MUX A.

On 24 March 2011, ANACOM issued a decision regarding the subsidies granted for the purchase of DTT equipments by citizens with special needs, population groups with low income and institutions with a certain social relevance. PT Comunicações is granting subsidies in accordance with this decision, which, after two extensions, currently is in force until 26 April 2013.

On 31 March 2011, ANACOM approved the Information and Promotion Plan to be implemented by PT Comunicações within the scope of the DTT obligations. PT Comunicações has carried out the television campaign it was bound to (ceased on November 2011), which was followed by the television campaign promoted by ANACOM, aired until the analogue swith-off.

On 7 April 2011, ANACOM decided on the reimbursement procedures regarding the costs of instalation and equipments incurred by populations covered by complementary means (DTH), envisaging to ensure equal access to DTT. PT Comunicações is also complying with this decision, which, after two extensions, is also in force until 26 April 2013.

On 23 March 2012, ANACOM aproved the adoption and implementation of an additional instalation subsidy for digital television reception, aimed at beneficiaries of the subsidisation programme, namely families whose applicant has more than 65 years of age or families in social isolation for conjunctural or structural reasons. This decision is also currently in force until 26 April 2013.

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The analogue swith-off, on 26 April 2012 was successfully completed.

Wholesale Reference Offers. On 28 March 2012, ANACOM approved the final decision on the procedures to be followed in evaluating the quality of service of regulated wholesale offers. This follows notification of the respective draft decision to the European Commission (EC), to the Body of European Regulators for Electronic Communications (BEREC) and to the national regulatory authorities of the other Member States of the European Union.

This decision determines that PT Comunicações shall amend the several reference offers that establish deadlines for repairs (local loop unbundling, leased lines, Ethernet accesses, bitstream and wholesale line rental) within 30 business days after notification of ANACOM’s final decision, in accordance with several criteria.

Leased Lines Reference Offer (ORCA) and Ethernet Accesses Reference Offer (ORCE). On 14 July 2012, ANACOM approved a final decision on amendments to the leased lines reference offer (LLRO) and to the reference Ethernet leased lines offer (RELLO), the draft decision of which has been notified to the European Commission (EC), the Body of European Regulators for Electronic Communications (BEREC) and national regulatory authorities of other Member States of the European Union. By letter dated 4 June, EC stated that it had no comment to make on the matter.

PT challenged this decision before the courts, having filed a suit on 2 November 2012, as PT considered that it contained a set of illegal aspects.

Wholesale market for voice call termination on individual mobile networks. On 30 April 2012 ANACOM approved its final decision on the specification of the obligation on price control in the wholesale market for voice call termination on individual mobile networks, concluding a process that begun on April 2011, with the launch of the corresponding public consultation.

In this decision the cost model for mobile termination and the maximum prices to be applied by the three mobile operators considered to have significant market power (SMP) were approved, as follows:

•                  On 7 May 2012: 2.77 euro cents per minute;

•                  On 30 June 2012: 2.27 euro cents per minute;

•                  On 30 September de 2012: 1.77 euro cents per minute;

•                  On 31 December 2012: 1.27 euro cents per minute.

Prices are billed per second from the first second and independent of the origin of the call.

Public Consultation on Relevant Markets 4 & 5. On 6 February 2012, ANACOM approved the draft decision concerning the definition of the markets of wholesale (physical) network infrastructure access (RM4/2007) and  wholesale broadband access (RM5/2007), evaluation of significant market power (SMP) and the imposition, maintenance, modification or suppression of regulatory obligations.

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In line with its decision taken in 2009, in this draft decision ANACOM proposes to maintain the national scope of RM4 and the geographic segmentation in RM5, which is divided in Non Competitive Areas and Competitive Areas (the latter unregulated). According to this draft decision PT will continue to be considered to have SMP in RM4 and RM5-NC.

According to the draft decision concerning access obligations in the market of wholesale (physical) network infrastructure access, beside the obligation of granting unbundled access to copper loops and subloops and to ducts and poles, at national level, ANACOM intends to impose a geographical differentiated obligation to grant virtual access to optical fibre (advanced bitstream): this obligation would not be imposed in 17 municipalities, which are considered to have conditions for other operators to invest in fibre.

Still according to the draft decision, PT would also be forced to demonstrate to ANACOM that the difference between its retail prices and the prices of the wholesale offers made available to other operators does not result in a margin squeeze.

The public consultation took place until 5 April 2012 and a final conclusion is still pending.

Spectrum. On 6 January 2012, ANACOM approved the final report of the auction for the allocation of rights of use of frequencies in the 450 MHz, 800 MHz, 900 MHz, 1800 GHz, 2.1 GHz and 2.6 GHz bands.

The multiband auction raised a final amount of Euro 372 million from the winning bidders, as follows: Euro 113 million (Optimus), Euro 113 million (TMN) and Euro 146 million (Vodafone).

In February 2012, the WRC 2012 adopted the Resolution No. 232 (WRC-12) on the allocation of the 700 MHz band to mobile services. This is the first assignment that allows a globally harmonised use. It is expected to have profound implications at European level, particularly in Television Broadcasting and in mobile networks and services.

In March 2012, the European Parliament and the Council published the Decision No. 242/2012/EU establishing the first multiannual radio spectrum policy. This first program is focused on identifying new spectrum bands for the provision of broadband electronic communications services and in establishing the criteria and methodology for creating an European Spectrum Inventory. The Commission is already preparing the first steps of implementation of this decision.

Cost Accountig System (CAS) On 29 February 2012, PT Comunicações requested ANACOM to review the weighted average cost of capital (WACC) to be used in the regulatory cost accounting model of the company, for the year 2011. The preliminary value of WACC was set at 11% and PT Comunicações requested a change to 14.78%. By decision of 30 August 2012, ANACOM approved its final decision on the issue, establishing the WACC for 2011 in 11.7%.

On 2 January 2012 ANACOM approved the report of the preliminary hearing on the results of the CAS for 2006, issued the corresponding declaration of conformity, and established a set of determinations and recommendations aimed at improving the CAS.

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On 27 April 2012 ANACOM granted to an independent entity, the auditing process of the results of PTC’s CAS for the years 2008 and 2009. On 23 October 2012, the Regulator announced it had granted to an independent entity the process of revision of PT Comunicações’s CAS and the auditing of the CAS results for years 2010, 2011 and 2012. Both auditing processes are still ongoing.

On 2 November 2012, ANACOM notified PT Comunicações, in a preliminary hearing, with the report of the auditing to the CAS 2007, the corresponding declaration of conformity, and a set of determinations and recommendations in order to improve the CAS. On 18 January 2013 ANACOM issued the final decision.

Compensation for the negative operating margins of the mandatory services. Under the Concession Agreement, PTC has the right to be directly compensated by the State for the negative operational margins resulting from the mandatory provision of fixed telex service, fixed switched data transmission service, telegram service, broadcasting and distribution service of telecommunications broadcasting signal, and maritime mobile service. On 27 August 2012, the General Inspection of Finance produced a report on the compensation of these negative operating margins for the year 2006, which states that the calculation of the amount of compensation shall be determined by calculating the aggregate margin of the various mandatory services (and not for each service, as was the practice so far), to the detriment of PT Comunicações.

PT Comunicações challenged this decision.

Regulation on the settlement and collection of regulatory fees. On 27 April 2012, ANACOM corrected the value of the fees owed to PT Comunicações for the exercise of the activity of supplier of networks and electronic communications services for the year 2011, after computing the actual administrative costs and revising the value of provisions for that year. After these corrections, operators were reimbursed.

On 26 November 2012, ANACOM settled the contributory percentage (applicable to all providers of electronic communications networks and services with annual revenues superior to 1.5 million euros) at 0.5538%.

Universal Service. On 25 November 2011, ANACOM decided not to oppose the proposal for the fixed telephone service residential tariffs, within the scope of the Universal Service (US), as presented by PT Comunicações on 4 November 2011. Prices were implemented as from 1 January 2012.

On 25 November 2011, ANACOM decided not to oppose the proposal for the tariffs to be applied to calls originated on PT Comunicações network and terminated on other operators’ networks, as presented by PT Comunicações on 18 November 2011. Prices were implemented as from 1 January 2012.

Net Cost of the Universal Service (NCUS). On 12 July 2012, SVP Advisors, S.L. was granted the auditing to the NCUS for years 2007, 2008 and 2009. The process is not yet concluded.

On 12 October 2012, ANACOM made its final decision on the substantiation of the concept of abnormally high access costs, under the methodology applicable to the calculation of the NCUS, determining that for this purpose

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should be considered the costs of customers which are situated in the last third of customers with higher access costs.

On 23 October 2012, the Regulator announced to have granted to SVP Advisors, S.L. the auditing to the NCUS for years 2010, 2011 and 2012. This process is also ongoing.

On 31 October 2012, PT Comunicações submited to ANACOM the calculations of the NCUS for the year 2011.

Designation of the Universal Service Providers. On 14 February 2012, ANACOM made its final decision concerning the Public Consultation on the process of  Designation of the Universal Service Provider(s) wich took place at the end of 2011 and issued its recomendations to the Government.

In Ordinance 318/2012, of 12 October, the Ministeries of Finance, Economy and Employment launched three tenders for the designation of the company(ies) to provide the Universal Service, in order to select one or more companies that the Portuguese State will hire for the provision (anywhere in the country, and to all users regardless of their geographical location) of:

•                  Connection to a public telecommunications network at a fixed location and provision of public telephone services through that connection (Tender 1);

•                  Publicly available telephones offer (Tender 2); and

•                  Comprehensive directory and a directory inquiry service (Tender 3).

The grant of the components of connection to a public communications network at a fixed location and publicly available telephone services and public pay telephones will be based on the criterion of the lowest price. Each of these components is divided into three geographical areas: North, Centre, and South & Islands.

To select the company responsible for providing a comprehensive directory and a directory inquiry service, the criterion will be the highest remuneration payable to the State. This component has a national scope.

The granting period for each of the services was set at five years, in a framework of technological neutrality.

The deadline for the submission of applications to the tenders for the purpose of pre-qualification, ended on 28 November 2012. Between 27 December 2012 and 3 January 2013 took place the preliminary hearing to the stakeholders on the draft qualification report. The final report was published on 2 February 2013, with the following results:

•                  PT Comunicações, Optimus, Zon and Vodafone qualified for Tender 1 and for Tender 2;

•                  PT Comunicações, Vodafone and Plurimarketing qualified for Tender 3.

According to the schedule in the programs of the tenders, the final results should be known until 28 June 2013.

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Law on the Financing of the Universal Service. On 23 August, Law 35/2012 was published, creating the compensation fund of the universal service of electronic communications, foreseen in the Electronic Communications Law, and intended to finance de net costs associated to the provision of the Universal Service.

Consumer. On 27 October 2011, ANACOM approved a draft decision on the required procedures for subscribers to terminate contracts (in whole or in part) entered into by users and electronic communications undertakings in respect of the provision of publicly available electronic communications services.

On 29 March 2012, ANACOM approved its final decision, having determined operators to implement the measures set out is said decision and amend their general terms/contracts and information made available to the public in respect of standardised offers accordingly within 90 business days from the date of the final decision. Under this decision, undertakings are obligated to explicit the content of the termination declaration issued by the subscriber, the documents to submit with said declaration, form, means and contacts to submit the termination request.

Network security. On 22 December 2011, ANACOM approved a draft decision on the circumstances, format, and procedure applicable to the report of security breaches or loss of integrity with a significant impact on the functioning of electronic communications networks and services available to the public. This draft decision also contains the conditions in which ANACOM considers there is a public interest in disclosing said information to the public, as well as its content, means and deadlines.

This draft decision is still pending a final decision by ANACOM, although there have been interactions between ANACOM, PT and Apritel to address this issue.

Cloud Computing. On 27 September 2012, the European Commission issued a communication on “Unleashing the Potential of Cloud Computing in Europe”, within the strategy pertaining to the implementation of the Digital Agenda. According to its communication, the EC aims at enabling and facilitating faster adoption of cloud computing throughout all sectors of the economy, which can cut ICT costs and boost productivity, growth and jobs.

In this communication, the EC put forward a set of measures that, in its view, are key to promote cloud computing and ensure users rights. The EC stated that it would launch three cloud specific actions:

•                  Key Action 1: Cutting through the Jungle of Standards

•                  Key Action 2: Safe and Fair Contract Terms and Conditions

•                  Key Action 3: Establishing a European Cloud Partnership to drive innovation and growth from the public sector

On 12 December 2012, the DG Justice organised a workshop on “Cloud Computing Contracts, which purpose was mainly to explore stakeholders’ experiences and views on cloud computing contracts with the Commission. The commission and stakeholders discussed future possible developments of the market, issues relating to cloud computing contracts, based on existing practice, economic impact of these issues in cloud computing contracts and the possible ways forward.

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The Commission considered the workshop a first step to find precise feasible mandate for the Expert Group that shall be formed to address cloud computing issues. It is expected that said group will issue some guidance on fair and balanced contract terms, possible ways to increase trust of costumers and users and to introduce more legal certainty among providers, costumers and users, particularly in terms of security (of the service and information stored) and protection of privacy, and how to ensure balance in order not to impair provision of said services.

Cinema Law. On 6 September 2012, was published the Law nr. 55/2012 establishes the State action principles for the promotion, development and protection of cinema and cinematographic and audiovisual activities, commonly known as the Cinema Law.

The Law foresees:

•                  The obligation to pay an annual fee of Euro3.50 per subscription of television services; the amount of the annual fee will increase 10% annually up to a maximum of Euro5; the annual fee is calculated based on the average number of subscriptions existing in the preceding calendar year, calculated in accordance with the information contained in the quarterly reports published by ANACOM;

•                  The obligation to participate in film and audiovisual production ensured through an annual investment in national cinematographic works, which amount will be annually set by statute, but not less than the percentage equivalent to at least 1% of the revenues of the Video on Demand service;

•                  The obligation to create an area dedicated to national works where, upon request of their distributors and rights holders, all supported works are available along with other national productions for the purpose of sale or rental in conditions that confer the right to a percentage of not less than 50% of revenues to its rights owners.

Roaming. Regulation (UE) Nr. 531/2012 of the European Parliament and of the Council, of 13 June 2012, on roaming on public mobile communications networks within the Union (“Roaming III”) entered into force on 1 July 2012.

Roaming III covers a period of 10 years, between 1 July 2012 and 30 June 2022, and is more comprehensive than the two previous versions of the Regulation.

Beside price caps (subject to a glide path) in retail voice and SMS communications, and in wholesale voice, SMS and data communications, this version of the Regulation also features:

•                  Extension of transparency and consumer protection measures (bill-shock) beyond the EU territory;

•                  Aplication of a price cap to retail data roaming communications;

•                  At wholesale level, operators must attend all reasonable requests for access, and must publish a reference offer no later than 1 January 2013;

•                  Decoupling of roaming services, no later than 1 January 2014.

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Net Neutrality. Net Neutrality debate continued during 2012, with the European Commission and BEREC promoting several initiatives, including public consultations and requests of information to the operators. There were also guidelines and reports published on the matter.

Statistical Information. On 30 August 2012, ANACOM approved the final decision on new statistical indicators that mobile service providers are required to report to this Authority on a quarterly basis, as regards Machine-to-Machine (M2M) communications and mobile broadband.

Public Consultation of the EC on the reduction of NGA roll-out costs. Between 27 April 2012 and 20 July 2012 a Public Consultation was held on the reduction of NGA roll-out costs, highlighting the need for more coordination, information and transparency between the different stakeholders.

According to the EC, 80% on the investment costs in NGA networks relate to the deployment of civil infrastructure, as is the case of trenching and laying of ducts, and up to 30% of these costs are due to inefficiencies. The EC is of the opinion that the NRAs and the Member-States may intervene at this level, making infrastructures sharing mandatory, including those of the utility companies.

The EC published the report on this public consultation on 22 November 2012.

EC Draft Recomendation on NGA Non Discrimination and Cost Models. On 5 December 2012, the EC sent its draft Recommendation on NGA non-discrimination and costing methodologies to BEREC.

The draft recommendation expands on the principles set out by Commissioner Kroes, in July 2012, that price orientation to costs could be more flexible in certain circumstances, in return of a tighter control of non discrimination at wholesale level.

It is anticipated that BEREC issues its opinion on this draft recommendation by March 2013. The EC should take in utmost account the opinion of BEREC and submit the project for approval by the Council of Ministers. The EC intends to adopt the final recommendation in mid-July 2013.

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03

Strategic profile

Business context: consumer and business trends driving network scarcity

Global telecommunications sector

Consumer habits are changing. The surge of new devices and faster networks coupled with the proliferation of new innovative players in the telecommunications, media and technology market are creating new needs and changing consumer habits. Consumers are demanding digital content, a full mobility experience and access to data everywhere. Content is going digital, with usage time of online content growing faster than that of offline content, namely in gaming, video and music. Mobility has become the norm as consumers have more personal devices and spend an increasingly higher share of their online time using these devices, especially for data services. This new consumer demand for access to data and content across several devices is paving the way for new consumer cloud services, where users can have their personal contents virtualised and available seamlessly on every device, everywhere.

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As consumers go digital, so do companies need to transform their business models to adapt to new consumer habits. As companies undergo their digital transformation, they become increasingly dependent on information technologies, and search for more efficient and effective solutions. Telecommunication operators need to address these new needs by delivering integrated solutions, encompassing communications, networks and information technologies, and by offering flexible, scalable and secure cloud services.

Network investment is critical. The increasing digitalisation of consumers and companies is leading to a surge in usage of heavy data services. This surge is generating a ‘data tsunami’ that is flooding communication networks around the globe, particularly in mobile networks driven by the exponential growth of mobile video consumption. This new paradigm of network scarcity places a significant premium in network investment as operators strive to enhance customer experience for increasingly more demanding customers.

Proliferation of new access technologies. The deployment of new access technologies and networks continues to be an overriding trend across the sector, with operators announcing plans, trials and investments in Next Generation Access Networks (NGAN) namely fibre-to-the-home (FTTH) networks in the fixed business and Long Term Evolution (4G-LTE) in the mobile business. Both technologies offer more speed, lower latencies and higher

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reliability. FTTH improves customer experience by providing higher and guaranteed speed, download and upload symmetry and lower latency. Moreover, fibre investment also supports an enhanced mobile network, with high-quality fibre connections for mobile base stations. The mobile 4G-LTE technology is also critical to offer a seamless connectivity experience everywhere, thus addressing the increasing need for mobility with a high quality connection. Both FTTH and 4G-LTE dramatically improve efficiency of data transmission, thus enabling significant cost reduction for operators.

Challenging context in mature markets. As operators strive to cope with network investments, the sector is facing a significant increase in competition in mature markets, in both fixed and mobile communications.  In the wireline market, traditional telcos are threatened by both cable and mobile operators. CableCos are placing a significant bet on DOCSIS 3.0, a next-generation access technology that enables cable to compete with fibre solutions. In Europe alone, the number of DOCSIS 3.0 households is expected to grow 44% annually up to 2015. On the other hand, LTE is being rolled-out at a global level, and its high speed and low latency create an opportunity for mobile operators to compete on the residential arena.

On the mobile market competition is also heating-up, due largely to regulators pushing an aggressive decrease in mobile termination rates, which in Europe are expected to reach 1.9 eurocents per minute in the short term. These levels open opportunities for aggressive offerings by attacker operators, including low-cost all-net bundles that dilute incumbent operators’ network externalities. Such offers are being launched in several countries with strong customer take-up.

Emerging markets remain attractive as a growth engine. Emerging markets continue to appeal to telecommunication operators as they remain sources of scale and growth. Simultaneous growth in population and GDP per capita is driving the emergence of new consumers in the middle and upper classes. The new demand thus created has untapped potential in traditional telecom services, with penetration of most services still to reach levels of mature markets. In fact, emerging markets are accounting for most of the telecommunications sector growth, having grown faster than mature markets (CAGR 2009-2012 in fixed and mobile revenues of 6.0% and 12.5% respectively for emerging markets versus 0.8% and 1.6% in mature markets respectively). This trend is expected to persist in the medium term (CAGR 2012-2015 in fixed and mobile revenues of 7.7% and 9.4% respectively for emerging markets versus -0.2% and 1.1% in mature markets respectively).

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New competitive boundaries at a global level. The broad telecommunications sector is expected to continue to expand at a global level, but an increasingly larger share is now occupied by adjacent sector players such as equipment manufacturers, internet service providers and media players. These players are taking advantage of improved connectivity and platform-agnostic technologies to offer over-the-top and cloud based services. Telecom operators are expected to maintain traditional access services and a billing relationship over which users access a myriad of services from adjacent players such as music (iTunes), video (YouTube), photos (Facebook, Picasa, Flickr), apps (Google, App Store) and retail (Amazon, Ebay). These adjacent competitors are being able to build strong global brands. For example, in the equipment manufacturers market, Apple and Samsung accounted for 50% of total global revenues, up from only 16% in 2007. The expansion of the competitive boundaries is creating additional pressure for telecommunication operators, but also creating significant opportunities. In fact, between 2011 and 2012 there have been more than 300 deals globally in which Telco operators acquired players in adjacent sectors, such as cloud providers, internet companies or software developers.

Telecommunications context in Portugal

Bundled offers paving the way to convergence. The Portuguese telecommunications market has been changing with triple-play packages gaining traction in the fixed market. In Portugal there are 1.8 million triple-play customers, which account for 57% of the total Pay-TV subscriptions. Triple-play success is driven by the intrinsic value of pay-TV as an attractive entertainment alternative and by the differentiated content enabled by set-top-boxes. The transformation towards a triple-play based market was initiated in 2008 and continued throughout 2012 with the consolidation of cable operators in the voice segment and of Telco operators in the TV segment. As a result of its relentless and focused investment in pay-TV and bundled offers, PT has significantly improved its dynamics in voice and broadband, whilst being able to achieve triple-play leadership.

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In response to strong customer appetite for an integrated quad-play offering, PT further enhanced its bundled offering with a quad-play convergent offer with TV, broadband, fixed voice and mobile voice, becoming the only national player providing a real convergent offer with the same invoice, customer support and commercial touch points.

Competitive landscape. The telecommunications competitive landscape is expected to change significantly in Portugal, with the announced consolidation of the largest cable operator with the third mobile operator, thus creating a new integrated telecom operator in Portugal.  This transaction will further increase the focus on bundled offers, going from triple to quad-play as the two integrated players leverage on the strength of being an integrated telecommunications operator and on the consumer appetite for bundles that will provide them with simplicity, convenience and economy.

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PT’s positioning: a geographically diversified customer-oriented innovative company

PT is an international operator focused in three main geographies, Portugal, Brazil and Africa. In addition, PT also has investments in Asia, namely in Macao and in East Timor, as at 31 December 2012. PT serves more than 100 million customers worldwide and generates 58.4% of its revenues(1) outside Portugal, including 53.3% from Brazil.

In Portugal, PT is a customer-oriented company focused on innovation and execution, managing its business along customer segments with a cross functional collaboration to deliver the best customer experience. PT has clear priorities to create value in all customer segments, leveraging its unique assets.

PT’s key priority on the business-to-consumer market will be to explore convergence to grow market share based on simplicity, convenience and value-for-money. While convergence is the key priority on the consumer side, PT will strive to conclude the transformation of its consumer business in each segment. In the residential segment through bundled offers leveraging on an advanced Pay-TV service that already enabled the inflection of the historical downward trend in the wireline business and triple-play leadership.  In the personal segment, PT will continue moving towards a more simple and easy tariff structure and will continue to explore the data opportunity.

On the business-to-business market PT’s key priority is to increase penetration of IT/IS services (cloud, outsourcing and BPO), thus increasing relevance of our relationship with business customers. In order to achieve this, PT developed and implemented a three-tier approach to the B2B market: (1) Residential+ customers, with an offering based on convergent voice and broadband; (2) Connected+ customers, served mainly with multi-employee connectivity services, including mobility solutions for itinerant employees, and simple software solutions, and (3) Integrated+ customers, served with a full range of telecommunications and technological services such as unified

(1)  2012

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communications, outsourcing of ICT services, application integration, M2M and specific IT/IS solutions, business process outsourcing and IT consultancy. Key feature in this last segment is providing an end-to-end approach to customers by supporting their IT transformation.

At the international level, PT is focused on improving the operational performance of its assets and on the sharing of best practices across the various businesses. The expansion of international operations to multiple geographies is one of the most important catalysts of value creation in the telecommunications sector and PT has built a relevant portfolio of international operations.

Strategic objectives. PT remains committed to a cost, operational, financial and strategic discipline, aiming at focusing on the development of its resources in its core businesses and in its core regions, Portugal, Brazil and Africa. PT established five new medium-term objectives: (1) grow customers in scale; (2) increase its exposure to international operations; (3) lead consumer market in convergence and enterprise market in ICT; (4) become a top tier reference in technology, customer experience and operational effectiveness in the sector and (5) be a reference in terms of sustainability.

Portuguese operations

Residential: Reshaping TV experience. PT has been leveraging on the increased capacity of its new generation access networks to provide a differentiated and sophisticated TV experience anchored on premium content and a multi-screen strategy with seamless access to content on PCs, TVs and smartphones. Meo, PT’s triple-play service, offers a differentiated customer experience through (1) a non-linear experience with video-on-demand, pause and restart-TV, (2) a complete ecosystem for TV apps (Facebook, games, music, Kids and Sapo); (3) interactive features providing additional depth over key channels and contents and (4) user generated content with  Meo Kanal, a channel creating service that created the first network effect on TV. The differentiation of Meo is not limited to fibre customers, as PT has also invested in a premium satellite service, with the current DTH service offering eight HD channels, digital recording, video-on-demand and interactive apps. Residential segment performance has been anchored on the success of our triple-play offering that has achieved market share leadership on the back of its differentiated value proposition.

Personal: Driving growth through mobile data and convergence. The Personal segment strategy is focused on two main drivers: (1) increase mobile data usage, with a strong push for smartphone adoption, the promotion of value-added mobile apps and the development of tiered data bundles for all consumer needs, and (2) tiered pricing

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plans on voice, simple and easy to choose, which reinforce post paid value proposition and endeavour to block the “on-net” effect through enhanced pre-paid tariffs and with segment specific strategies.

Smartphones drive retention, higher data usage and higher ARPUs and TMN is leveraging on partnerships and key suppliers to provide customers with a broad set of smartphones, including own-branded models designed according to Portuguese consumer preferences. TMN is also leveraging on internal skills, namely with the well-known brand Sapo, to develop apps that can generate new revenue streams whilst also contributing to enhance the value of mobile data. Additionally TMN remains focused on designing new tariff plans, like the “e”, an innovative prepaid plan, or the “Unlimited” post-paid plan, which are simpler and customisable and aimed at catalysing the upselling of internet and lock-in of high value customers, shifting away from pricing competition.

Consumer: Explore convergence to grow market share based on simplicity, convenience and value-for-money. PT is leveraging on its leading position in all consumer segments to meet consumer’s demand for (1) simplicity, a single mobile network to talk freely and without barriers to all other networks in Portugal; (2) convenience, a single brand for voice, internet, and TV inside and outside the home, with a single commercial contact point; a single customer care centre for fixed and mobile services; a single invoice with all core services included, allowing for a higher predictability in spending and (3) economy, as the concentration of all services under MEO’s brand allows PT to transfer the subsequent economies of scale to customers, allowing for immediate savings for Portuguese families.

Enterprise: Increase penetration of IT/IS services, namely cloud outsourcing and BPO. Through investments in infrastructure and telecom-IT convergence, PT intends to develop and market advanced integrated solutions for the corporate and SME segments aimed at promoting the penetration of IT/IS and BPO services, thus increasing customer share of wallet and loyalty. PT will also leverage on its new leading-edge data centre to develop a differentiated cloud computing offering for companies, in close cooperation with its leading industry partners.

Reinforce leadership in all market segments where PT operates. With the launch of its pay-TV service in 2008, PT was able to turn around its residential business, becoming a unique success case in Europe. In fact the transformation of a business with declining revenues into a sustainable growing business that has achieved triple-play leadership is a unique case in Europe. To continue this innovation path and reinforce our leadership in all segments PT recently launched its quad-play offer. This offering leverages on PT’s unique skills to match the increasingly need of individuals for seamless communication and data services in multiple devices and locations. M4O, PT’s quad-play offer, provide customers with simplicity, convenience and economy, allowing the customer to integrate all the telecommunications services under a single invoice without surprises, a single customer support and a single touch point network.

Excel in customer experience. In a context of major market transformations and economic uncertainty, understanding and addressing customer needs throughout their life cycle with a flawless execution is a crucial factor for success. Understanding and exceeding these customer needs has been always a key concern for PT and we continue to improve our ability to excel in customer service with several initiatives, namely the integration of our IT systems and the launch of a self-care web portal, making it easier for the customer to manage their profile, contracts, invoices and products.

International operations

Maximise the strategic value of PT’s international assets, reinforcing the focus on Brazil and sub-Saharan Africa. Given PT’s scale, growth prospects and starting position, the Brazilian market remains a key priority. Africa will

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continue to be a source of growth, where PT will continue to explore value-creating investment opportunities through partnerships.

Brazil: data growth and convergence. In Brazil, through its investment in and partnership with Oi, PT will focus its efforts on leveraging its successful experience in developing innovative and technologically advanced solutions for corporate customers, fixed-mobile convergent offers, mobile broadband, pay-TV and triple-play services to contribute significantly to improve further Oi’s operational and financial performance, considering its strong presence in the Brazilian market and the potential for future growth.

Africa and Asia: Opportunistic M&A and consolidation. PT continues to focus on improving the efficiency of international operations through sharing of best practices amongst all its subsidiaries and through an increased proximity with PT’s operations around the world to better follow-up key developments in each geography.

Focus on operational and commercial excellence of all assets, ensuring the sharing of best-practices. By reinforcing operational and commercial excellence in all operations and promoting the sharing of best-practices amongst all businesses, PT will be able to fully tap the potential of each operation, taking into account the market development status in all segments as well as its competitive positioning.

Focus on innovation and execution

Innovation: structured approach and partnerships. A clear focus on innovation has been at the heart of PT’s investments and projects in recent years, aiming to anticipate future consumer and technology trends, thus enhancing the company’s ability to deliver disruptive solutions to the marketplace. We developed a structured approach to promote the culture of innovation across the whole company and aiming to establish a balanced portfolio of projects. We are constantly reviewing allocation of capital, people and mindshare of the organisation across 3 time horizons and risk levels: (1) incremental innovation (business as usual, low-risk and short-term optimisations); (2) planned innovation (business development, medium-term and medium-risk developments), and (3) exploratory innovation (structural projects, which are long-term and high-risk by nature). To develop a winning go-to-market strategy and reduce investment risks we work with a broad network of partners in leading edge companies, abroad and in Portugal.

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Execution: next generation networks. PT is and will continue to be in the forefront of fibre rollout in Portugal and in Europe, having already covered 1.6 million homes passed with FTTH, totalling 890 thousand km of fibre, 46% of the population and approximately 74% of GDP, thus placing Portugal as the most penetrated country in Europe with

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46% of households covered, an initiative that was recognised by the FTTH Council Europe with the innovation award “Deployment and Operation of FTTH networks”. PT aims at leveraging its FTTH investment not only to provide advanced and high-speed data and video services to its corporate and residential customers but also to cover TMN’s base stations with fibre in order to allow higher download and upload speeds for TMN’s data customers (92% of TMN sites are already connected with fibre and 100% of 4G-LTE sites with IP/Ethernet technology), and simultaneously paving the way for LTE rollout. In effect 4G-LTE services were launched in March 2012, with the LTE network covering 20% of population in Portugal from beginning. PT increased its coverage to 80% of population by April 2012 and to 90% by the end of 2012. Finally, PT also leverages the most comprehensive WiFi network in Portugal, that was recently extended for 200 thousand hotspots around Portugal, enabling automatic traffic offload from mobile to fixed networks, which enhances customer mobility though a seamless subscriber authentication and handover between hotspots. PT developed an integrated all-IP fixed and mobile network, supporting differentiated service levels and advanced traffic management (opportunity for optimisation of capacity investments), allowing more availability and flexibility and increasing cost efficiency.

Integrated customer-centric organisation. PT abandoned a company structure organised around fixed and mobile platforms, and changed to a structure centred on the specific needs of each segment, implementing a new organisation around five customer segments: Residential, Personal, SMEs/SoHo, Corporate and Wholesale. The re-organisation process also focus in achieving a leaner company with superior operational efficiency with several decision processes and layers being eliminated and the number of directors being reduced.

Excel in customer experience. PT is implementing an extensive transformation programme ensuring an integrated view of customer touch points which was underpinned by common it platform. We now have convergent stores, a unique self-care portal, that allows the customer to manage all its PT services through only one log in, and a 360º view of our customers with the new CRM system. Field forces and call-centres have an integrated management and their processes have been reviewed for leaner operations. A multi-year transformation programme on IT is also being implemented to enable business transformation and increase efficiency

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04

Research and development

PT was ranked as the second placed operator in Europe in terms of R&D investment as a percentage of revenue, and sixth in the world, according to “The 2012 EU Industrial R&D Investment Scoreboard”.

A clear focus on innovation, underpinned by the forecasting of future consumer and technology trends, have been at the heart of PT’s investments and projects in recent years, thus enabling the company to deliver disruptive solutions to the marketplace. As a response to consumers’ evolving habits, PT has built a service offering based on three emerging needs: mobility, digitalisation and virtualisation of services and content. Aware of its role in society, which is reflected in PT’s strategy, these solutions were designed with sustainability in mind, focusing on efficiency and reduction in environmental footprints.

Innovation has always been a characteristic of PT, but the company’s cultural transformation and change in mentality over the past few years has underlined its importance. The existing innovation management methodology, part of the OPEN Programme, promotes a culture of innovation across the whole company, maximising employees’ potential for creativity and innovation. Within the scope of this programme, initiatives are managed so as to guarantee diversified capital allocation, systematic monitoring and control of results, and in accordance with their respective timeframe: (1) Incremental Innovation — short term actions focused on continuous improvement; (2) Planned Innovation — development of technological and product roadmaps for the medium term; (3) Exploratory Innovation — analysis of the main technological trends which influence the future of the ICT sector in the long term.

This vision for the future is reflected in the Innovation/R&D projects which represented in 2012 an investment of around Euro 167 million,  and which included the following:

Technology Infrastructure

•                  Continued strong focus on Next Generation Networks, including the development and consolidation of the country’s largest FTTH network — 46% of Portuguese households have access to this network. It was also in 2012 that PT’s first 4G/LTE products came to market, the first commercial launch of its kind in Portugal.

•                  Construction of the 6th largest Data Centre in the world which will eventually span 75,500m2 and have the capacity for 50,000 servers and 30 Petabytes of data.

Consumer Segment Solutions

•                  Development of multiplatform solutions which enable mobility: MEO Go!, an application for video streaming (TV, VOD) on many screens while on the go; and Cloud PT, the newly launched personal cloud solution for this segment.

•                  Launch of MEO Kanal, the pioneering service which allows MEO customers to share content (photos, videos, music) through a personalised TV channel.

•                  Continued co-development of proprietary smart phones at very competitive prices (e.g. TMN A15).

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B2B Segment Solutions

•                  In the area of advanced IT/IS solutions, especially those reflecting PT’s focus on Cloud technology, the portfolio of SmartCloudPT available services was expanded, both through internally-developed and partner solutions.

•                  The launch of the SmartM2MPT platform (http://www.smartm2mpt.pt) took place in 2012, which includes a range of Machine to Machine services such as fleet management, asset localisation, connectivity management, public lighting management and smart metering.

•                  Continued development of the multiannual organisational transformation programme with the aim of achieving significant efficiency gains and service quality increases (e.g. Click — new tool for field force management).

•                  Implementation of projects in the area of sustainability, as part of the ongoing objective of minimising PT’s environmental footprint, specially geared towards the development of green offer products and services (e.g. home energy consumption through the MEO Energy solution).

•                  As regards exploratory innovation, the internal R&D units launched and participated in projects in strategic innovation areas, including several projects which received grants from some of the main R&D financing programmes at national and international level (QREN, FP7). Renewed focus was also put on sustaining an Innovation Ecosystem, in which PT collaborates on initiatives with suppliers, other operators, universities and research institutions.

Technology and Innovation Conference

PT’s Technology & Innovation Conference took place on 29 and 30 October 2012 in Lisbon, Portugal. The conference was hosted by PT’s CEO and by the leadership team. This event was an exceptional opportunity to meet PT’s leadership team and to ascertain how PT is leveraging investments in state of the art technologies, future proof networks and innovation roadmaps for both the B2C and B2B market segments.

The event included:

•                  Presentations by PT’s leadership team;

•                  Smartcity: Live demos of PT’s most innovative solutions, organised in thematic areas - Home, Education, Health, Business and Public Services;

•                  Presentations by eighteen leading-edge Portuguese companies, including certain technological partners of PT.

PT was able to gather in Lisbon investors controlling more than 1 trillion dollars, more than 80 market participants, and 56 worldwide journalists. This event was also open to PT’s employees and to the general public, reaching an impressive 5,200 attendees in total.

A.            Incremental Innovation

PT wants to harness the innovation potential of its employees, and so continuously challenges them to participate in innovative actions across many different areas. Through the Idea Market, employees are encouraged to participate in management challenges. In 2012, over 2,500 employees took part, contributing a total of 2,437 ideas during this period. This tool for managing innovative ideas works simply: the employee contributes an idea which the participant community comments on and can invest in through an online platform, leading to the eventual approval or rejection of the idea by the Market. If the idea is approved and considered as beneficial to company

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operations, it is sent for implementation. The authors of implemented ideas are acknowledged and their ideas highlighted in the company’s internal communication channels.

Overall, since the launch of the Idea Market, over 7,000 ideas have been submitted and validated, leading to 273 innovative implementation actions, in the following main areas:

•                  Improved customer experience (22% of the implemented ideas);

•                  New products and services (20%);

•                  New organisation culture and behaviour (16%);

•                  Cost reduction (11%).

OPEN AWARDS

At the end of each year, the innovation management team identifies the most innovative projects of the year, based on the results achieved. This list of projects is presented and put to an internal vote by the whole organisation, and the winners are each presented with an “OPEN Award” by the Executive Board at the largest internal event of the year, as a way of acknowledging the excellence of the implementation.

B.            Planned Innovation

Based on changing market trends, the innovation roadmap is reviewed on a regular basis, with the deep involvement of the various technology, operational and business departments in PT. The integrated medium term view afforded by the roadmap allows for clearer planning, and the resulting synergies can lead to more innovative solutions and a competitive advantage in the marketplace.

1                 Products and Services

a)             Consumer Segment Solutions

Over the years, PT has consistently focused on creating innovative and competitive solutions, thereby allowing it to establish and consolidate its position in the various markets where it operates. By launching products which adapt to the changing needs of consumers, PT ensures customer loyalty, while at the same time gaining new customers through solutions which promote greater proximity and involvement.

MEO Services

Widely regarded as a success story, the MEO IPTV service reached the number 1 position in the national triple play market (TV + Telephone + Internet) in 2012, a mere 4 years after its launch. This was made possible as a direct result of the strategy of providing a unique service to customers, based on high levels on interactivity and an excellent user experience.

In 2012, PT maintained a focus on developing applications which enable a complete interactive user experience, whether through special content apps (e.g. MEO Local, Oscars 2012, “Toca a Mexer”, “Morangos com Açucar” and “Ídolos”) or through the development of interactive features for regular programming. As regards this latter development, the advances made in interactive advertising should be highlighted, allowing viewers to access

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additional information directly from commercials as they were watching them (e.g. Continente, Warner and Nokia Lumia 800 from TMN). It is also worth underlining the contribution of the newly launched exclusive channels, many of which with a strong interactive element, such as Secret Story 3, TVI Ficção and Bola TV. Finally, the country’s first interactive news channel - called SIC Notícias Interactivo - was launched during 2012, in partnership with Impresa.

2012 was also the year that MEO Kanal was launched to the public. This service allows customers to share multimedia content (photos, videos and music) through a personal MEO TV channel. This channel can be shared with friends and family, who access it using a PIN code, or with the whole MEO viewer community.

MEO Interactive also gained new and innovative solutions, such as MEO Energy, a service for monitoring home energy consumption in real time, which includes tariff recommendations based on one’s actual consumption profile, and suggestions on how to lower the energy bill. Additionally, the SAPO Voucher application was made available on the MEO platform, allowing customers a quick an easy way to avail of daily deals though the TV.

Multi-platform services

In order to guarantee that PT continues to be at the forefront of market trends, including the increasing consumption of content on the go, MEO continued to develop its multi-platform strategy, introducing new features to the MEO GO! app, such as the ability to download content (Video On Demand) for offline viewing without the need of an internet connection.

Leveraging investments made in data storage infrastructure, PT launched its personal cloud solution in late 2012, making 16GB available free to subscribers. In its initial phase, this service was made available on an invitation-only basis, with 100,000 invitations being sent in the first month. Currently, CloudPT is available as a service through the site (www.cloudpt.pt) and as a specific application for PCs (Windows, Mac, Linux and Firefox extension) and mobile devices (iOS and Android).

Mobile Solutions

PT continues to develop a diversified mobile product offering, both internally and through partnerships with world class players in the field. For 2012, highlights included the development and launch of proprietary mobile phones (e.g. TMN A15), and the inclusion of new top of the range phones and tablets such as the iPhone 5, Samsung Galaxy SIII, Samsung Galaxy Note II, Nokia 808 and HTC Windows Phone 8X (this last phone marked the launch of Microsoft new mobile operating system).

Several new mobile solutions were also developed, including the following:

•                  MultiSIM 4G: 4G-LTE mobile internet service which allows users to share one credit limit among several devices (e.g. smart phone, tablet, PC). This innovative solution allows for greater mobility, is easy to use and economical for customers.

•                  4G-LTE Broadband: having reached around 90% national population coverage by the end of 2012, PT focused on delivering faster than ever mobile internet access through a range of 4G dongles under the brand names MEO and TMN.

•                  TMN Wallet: the new mobile payments solution was rolled out as a pilot involving PT employees and selected vendors, allowing participants to pay for purchases using their mobile phones and supporting a range of technologies (NFC, QR Codes, SMS and USSD).

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•                  Mobile Parking: this service allows users to pay for public parking through their mobile phones and was initially - and successfully - implemented in the Sintra Municipality, with a view to expanding to other areas.

b)             B2B Segment Solutions

IT/IS Services and Solutions

Given the current economic climate, and investments already made in network infrastructure and cloud computing, PT has been strengthening its strategic positioning as an efficiency and productivity enabler for business customers. The company has continued to concentrate on bringing new solutions into its SmartCloudPT portfolio, both internally developed services (e.g. private servers and corporate email) and solutions provided by external partners (e.g. GuestCentric, Microsoft Office 365). All SmartCloudPT solutions can be tailored to a business’s needs, with a pay-as-you-grow model that can enable customers to reduce their over IT costs.

Also in relation to the SmartCloudPT service offering, PT was certified as a SAP Cloud Partner, leading to the inclusion on this platform of a suite of SAP solutions at competitive prices and adapted to business consumer needs. SmartCloudPT has thus become the first platform of its type in the Iberian market to obtain this certification.

Sector-specific solutions

During 2012, PT reinforced its commitment to the Health sector, focusing on the development of innovative solutions for implementation in major players at national level. Important steps were taken in the development of a new version of Medigraf, a telemedicine solution which enables remote consultations and diagnoses, sharing of medical tests, visualisation and manipulation of medical images, as well as simultaneous online communication between medical professionals.

Moreover, the past year also witnessed scope revisions within the chronic disease management solution initiatives, with the first steps being taken towards the development of Integrated Chronic Disease Management System (SIGDC). This solution will enable an integrated and continuous view of patient pathologies, leveraged on information provided by a variety of health care providers, health centres/clinics/hospitals and the patients themselves, promoting overall cost reduction and a greater focus of preventative care. Furthermore, following the acceptance of a proposal submitted to the QREN national funding programme, PT joined the TELE-R project, which aims to develop a computer-assisted cognitive rehabilitation platform for the rehabilitation, re-education and reintegration clusters.

PT has also strengthened its support of the Education sector by providing solutions aimed at improving the overall effectiveness of the national education system. The service offering in this area enables improved communication between the various stakeholders (schools, students and parents/guardians), and with this in mind 2012 saw the implementation of SAPO Campus in several Portuguese schools. This solution, developed in partnership with Aveiro University, provides a simple platform where students can access school content and share their own content with the participant community. SAPO Campus has so far been rolled out in 14 school groups which encompass a total of 49 individual schools.

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In addition, PT also continued to expand its Fibre Optic network, and by year end around 40% of Portuguese schools had access to the country’s largest FTTH network.

Regarding the development of solutions for Public Administration, PT focused on innovative solutions for several public bodies, aimed mainly at fostering proximity to citizens. For example, a special widget for MEO Interactive was developed for the Santarem Municipality, thereby providing a multi-platform communication channel with citizens, as the same content was also available through the PC or mobile phone.

As for supporting Small and Medium Enterprises in Portugal, 2012 saw the launch, in collaboration with Microsoft and the Portuguese Economy and Employment Ministry, of the PME Digital initiative, with the goal of helping Portuguese small businesses to use ICT to increase their productivity and competitiveness. PT’s solutions within this initiative are based mainly on the SmartCloudPT platform. Furthermore, special solutions tailored for particular sectors were also launched during this period, namely the OfficeBox Hotel and Tourism package for the hospitality industry.

Machine-to-Machine

Consolidating the strategy followed in previous years, 2012 saw the launch of the SmartM2MPT range of services, the new PT brand for Machine-to-Machine. Included in the services that have already been rolled out are: managed connectivity (i.e. real time management and supervision of all communications taking place involving machines and equipment), equipment monitoring (e.g. public lighting management), real time measuring of electricity and water consumption, and geo-referenced asset localisation (e.g. for fleet management). By bringing these kind of advanced solutions within reach of Portuguese companies, PT is contributing positively to their efficiency and the evolution of current business models.

c)              Environmental sustainability

In recent years, PT has sought to reorient its products to be in line with its Sustainability objective, developing more environmentally-friendly products and services — as part of a green offer — including the following:

•                  MEO Energy: given the increasing importance of energy consumption to families, both in terms of cost control and carbon footprint concerns, PT developed MEO Energy, a solution for controlling home energy use in a user friendly manner, offering the possibility of viewing consumption information on the TV. Estimates have suggested that, on average, a consumer can reduce energy consumption between 20 and 40% using this tool.

•                  Equipment reconditioning and reuse: PT aims to rationalise use of materials and equipment as part of its environmental sustainability objective. Bearing this in mind, a partnership was entered into with Cisco to recover, recondition and reuse set top boxes and home gateways, leading to reductions in waste and costs, and also providing a positive contribution to minimising environmental footprints.

•                  Environmentally friendly packaging: new ecological product packaging has been developed with the goal of improving the sustainability of product life cycles. Packaging is made from recycled or recyclable materials, and contains information about the correct disposal of the product constituents at the end of its useful life (e.g. mobile phone, battery).

•                  Cloud offering: opting for PT’s cloud services has a positive impact on the environment as it leads to a reduction in investment in IT equipment by individual customers, who instead choose to purchase IT services as they need them, reducing waste and improving efficiency.

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2                 Technological Infrastructure

PT’s services are supported by a cutting edge infrastructure that allows for better quality access to these services and, therefore, to a richer and distinctive user experience. In line with the company’s strategic objectives in 2012, PT continued to invest in the improvement of its technological infrastructure.

a)             Network Infrastructure

In the fixed line network, PT strengthened its investment in FTTH, with 1.6 million houses in Portugal having access to this network, which represents about 46% of the population and approximately 74% of the Gross Domestic Product. The investment being made in this area in recent years has allowed the company to expand its network to non-residential customers, with more than 40% of schools having access to FTTH, as well as 40% of Portuguese companies.

In the mobile network, the roll-out and launch of the 4G-LTE network was the focus of the company’s investments in cutting edge technology. PT reached, by the end of 2012, 90% national population coverage, with the quality of the 4G-LTE network considered a benchmark in the field. In order to support the network’s mobile data capacity and quality, PT ensured more than 92% of mobile base stations were connected with fibre.

Lastly, important steps were taken towards convergence and optimisation of the fixed and mobile networks:

•                  Unified management of all networks and evolution to all-IP;

•                  Integrated cross-network service platforms;

•                  Unified customer access to services, seamlessly across fixed, mobile and Wi-Fi networks;

•                  Expansion of 100Gbps connections between the main hubs on the network, a technological improvement in which PT was a pioneer;

•                  Continued progress in the migration of all networks to the IPv6 protocol (near completion).

b)             Data Centres

To support the company’s strategic objectives, in 2012, PT began the construction of the Covilhã Data Centre, which will be one of the world’s largest, due to become operational by the end of the first semester of 2013. The new Data Centre will be more than 75,500 sqm in size and will be able to house over 50,000 servers with 30 Pbytes capacity. It will be connected to PT’s backbone (100 Gbps), allowing for the exportation of data storage capacity and other technology services. This project represents a significant contribution to the country’s economic development and will create hundreds of direct and indirect jobs.

The Data Centre PT will also be world class, from the sustainability and energy efficiency standpoint. Besides the fact that it will be highly efficient, saving 144,000 tons of CO2 emissions and reducing energy consumption by 40%, Data Centre PT will also use environmentally responsible cooling systems (free cooling) and solar power. With this investment, PT will avail of an unparalleled technology and telecommunication services development platform, thereby strengthening its commercial portfolio by deploying more and better services to its clients.

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3                 Operational Efficiency

Maintaining a focus on efficiency and operational excellence, several initiatives were developed with corresponding positive impacts on business processes, resource management and customer relationship management. These initiatives were based on four system architecture principles: use of standards, reference data, service orientation (SOA) and canonical data models. In this way PT was able to speed up new processes implementation and alteration.

The following main projects, developed in this area in 2012, should be highlighted:

•                  CRM ONE Project: in 2012 PT continued its phased implementation of a single CRM solution for all the group companies based in Portugal (PTC and TMN), enabling improvements in the quality of service provided, in the relationships established with customers, in the focus of commercial efforts and in the capabilities of the sales force (cross-selling, acquisition and retention of customers);

•                  Login PT: the purpose of the Login PT project is to improve customer experience, providing simple and unified access to PT’s products and services through various multi-platform applications (television, internet, smartphones, tablets and PCs);

•                  Click Software: this project provided the field force operational management with a toolkit that helps task allocation to technicians and monitors activities in the field. Technicians are able to test the network remotely in real time, thereby making them more autonomous. The allocation and automatic routing requires less human intervention and allows more accurate activities scheduling. Using GPS it is possible to optimise the route used by technicians throughout the day. The positive effects can be seen at many levels, for example in the reduction of travel times, better appointment control, cost reduction and higher customer satisfaction;

•                  Unified fixed line telephone and internet billing: as part of ICT resource convergence and process simplification policy, in 2012 PT unified the billing of its fixed line telephone and internet services. In this way, it became possible to issue a single bill for all fixed line services, leading to a reduction in billing costs and making customers lives easier.

C.            Exploratory Innovation

Forecasting trends and behaviour is of strategic importance in modern business, especially in a sector marked by intensive investment patterns and a rapid pace of change. In this context, exploratory innovation plays a key role in reaching the standard of competitiveness required to be successful and maintain a sustainable business, ensuring market leadership in the long run. Apart from internal capabilities developed in this field, PT is also an active member of an innovation ecosystem, containing strategic partners from suppliers to other telecommunications operators, universities and research institutions.

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1                 Exploratory Innovation driven by internal units

PT Inovação develops the majority of PT’s exploratory innovation projects, focusing on technological infrastructure optimisation, OSS/BSS platforms and applications and services development technologies. SAPO, PT’s internet portal, also develops exploratory innovation projects, focusing mainly on software development and integration, and multi-platform applications.

Many of PT’s exploratory innovation projects have been acknowledged and supported by national and international funding programmes, helping in this way to reduce the risks associated to this kind of long term projects, where the return on investment is generally hard to determine. In 2012, several projects were funded under the QREN, EU-CIP and EU-FP7 programmes, in a wide range of research areas, such as health, cloud services and networking, smart cities, machine-to-machine, network management (mobility and off-load), energy efficiency, identity management, privacy and security.

a)             PT Inovação

During 2012, PT Inovação worked in several fields of exploratory knowledge, including the following:

•                  Development of a tool dedicated to the research in planning and optimisation of LTE radio networks;

•                  Design of a cognitive solution for the use of TVWS (TV White Spaces) in LTE. Assessment of QoS gained by using TVWS in a real scenario/pilot;

•                  Evaluation of an energy efficient algorithm for hybrid access macro-femto handover in urban environments with high Access Point density;

•                  Implementation and evaluation of an indoor localisation solution based on WiFi;

•                  Design and experimentation of network virtualisation techniques and “networks-on-demand” (NaaS — Network as a Service);

•                  Integrated solutions development and demonstration of Cloud Networking (Cloud + Network), based on OpenNebula and IP/MPLS VPN technologies, in multi-domain scenarios; implementation of the respective client and administration portals;

•                  Design and implementation of an integrated solution for cloud computing resources and services management in IaaS environments, with operation support systems (OSS);

•                  Design and implementation of a Cloud service broker (CSB) for recommendation and running of Cloud services in a PaaS environment;

•                  Design and implementation of a cloud services integrated portal, including IaaS, PaaS and NaaS components;

•                  Design and prototyping of an access control mechanism in 3GPP PCRF for LTE/EPC environments, using network metrics and indicators;

•                  Design and prototyping of a policy server for discovery processes and network selection (ANDSF) in 4G / LTE / EPC / Wi-Fi environments;

•                  Design and prototyping of connectivity and network off-load management in heterogeneous environments (e.g. Windows, OSX, Android);

•                  Studies in the area of coherent optical networking and adaptive signal processing;

•                  Prototyping of a simplified authentication system using mobile devices;

•                  Study and specification of use-cases for automatic fraud detection and unauthorised access to admission management systems;

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•                  Design and prototyping of a Keystroke Dynamics system for fraud detection in systems access;

•                  Design, development and packaging of a safe message processing framework (SEF);

•                  Experimentation and prototyping of an augmented reality mobile application based on Computer Vision, in a mobile worker context;

•                  Development and testing of a Mobile Augmented Reality Gaming scenario applied to a large corporate team building event;

•                  Exploiting new interaction concepts in the area of facial expression recognition;

•                  Experimentation and prototyping of mobile-IPTV convergent applications, exploiting interactions between tablet/smart phone and TV viewing;

•                  Experimentation and prototyping in the machine learning domain applied to a personal mobile assistant;

•                  Experimentation and prototyping with emergent web technologies: HTML5, NoSQL, server-side JavaScript;

•                  Participation in various other initiatives regarding future internet, smart cities, M2M, privacy/security and cloud.

Many of these projects were carried out under international cooperation programmes, which were mainly developed along these four lines:

•                  In the context of projects promoted by the European Union (within its Framework Programmes FP7 and CIP), with the following 12 projects:

•                  FIVER — Development of architecture for access network based on FTTH. Quintuple-play services offer: IP data (GbE), voice (LTE femtocell), HDTV (UWB), LAN (WiMAX), and home security / control (WiMAX);

•                  COGEU — Analysis of new approaches for the exploration of TV White Spaces (TVWS) and the evaluation of gains achieved with the use of 3G/LTE TVWS (e.g. capacity);

•                  C2POWER — Optimisation of energy efficiency in cellular networks through cooperation between RATs;

•                  ALICANTE — Development of an ecosystem for advanced distribution and adaptation of digital multimedia content in heterogeneous environments;

•                  SAIL — Development of Cloud Networking, aimed at integrated management and control of IT and network resources, demonstrated through prototypes;

•                  MEDIEVAL — Definition of a new mobile architecture for multimedia services;

•                  SOCIETIES — increase in the knowledge of PSS for Community Smart Spaces (CSS);

•                  Cloud4SOA — Development of interoperability mechanisms for Cloud Computing infrastructure. Development of a pilot to integrate a Service Delivery Framework (SDF) in a Cloud Computing environment;

•                  VOICES — Improved access to content and services in emerging countries. Development of pilots in Africa on health, agriculture and reforestation;

•                  SEMIRAMIS — Design and testing of a secure infrastructure, authentication, authorization, management and information sharing involving public and private entities;

•                  WHERE2 — Design, development and evaluation of techniques for indoor mobile terminal location with accuracy similar to outdoor GPS environments;

•                  IoT — develop a platform for service creation and deployment for the “Internet of Things”, specifically in the area of health. To accelerate introduction of these services, the platform should provide: orchestration, i.e. service composition based on IoT reusable components; self-

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management, to automate service configuration testing; and interoperability through technological abstraction.

•                  In EURESCOM’s strategic studies in telecommunications (e.g. Project P2252 - Telco strategic positioning options regarding WebRTC).

•                  In the EUREKA Celtic-Plus Programme and ITEA 2, through the GreenT- Green Terminals for Next Generation Wireless Systems project, and involvement in the CarCoDE proposal - Platform for Smart Car to Car Content Delivery.

•                  In the QREN programme, with AAL4ALL - Padrão de Cuidados Primários para Serviços AAL (Ambient Assisted Living), GreenT- Green Terminals for Next Generation Wireless Systems and APOLLO projects.

Regarding intellectual property, PT Inovação filed one provisional patent request and converted another two provisional requests into permanent requests (one of which was an international patent request):

•                  Provisional patent request:

•                  “Dispositivo com proteção tripolar a inserir no ponto de fronteira e que agrega em simultâneo a malha RC”.

•                  Conversion of provisional patent requests into permanent requests:

•                  “Método de Equalização Não-Linear do Canal Ótico no Domínio da Frequência”, co-developed with Aveiro University; entension requested under PCT.

•                  “Filtro Seletivo de Canais de Televisão Integrado num terminal de fibra ótica”.

Additionally, a national patent request was granted with the number 104925 for “Cobertura MBMS”.

b)             SAPO

SAPO has assumed an increasingly important role in the development of innovative solutions, thereby enhancing the delivery of pioneering products and services in the market and extending this philosophy throughout the organisation. Currently, SAPO employs over 200 people in the development of R&D activities.

In recent years, R&D activities in SAPO have been centred around the development of multiplatform applications, web content creation and sharing and the development of online advertising platforms.

2                 Research and Development Partnership Ecosystem

PT’s approach to exploratory innovation is largely characterised by cooperation and networking, centred on partnerships with other leading companies and institutions at national and international level. This partnership network forms an exploratory innovation ecosystem and guarantees PT access to cutting edge technology and the possibility to create new market solutions.

The partnerships which make up this ecosystem combine various competencies, and can be grouped into (a) technological partnerships; (b) strategic partnerships; (c) partnerships with universities and R&D institutions.

a)             Technological Partnerships

In recent years, PT’s innovation strategy has placed great importance on developing partnerships with leading suppliers. For example, as part of the next generation network (FTTH, LTE) implementation strategy, several

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strategic partnerships were established with companies such as Corning, Cisco and Huawei. These partnerships led to supply contracts and to the development of a number of solutions adapted to the Portuguese market. As regards equipment vendors, in 2012 PT strengthened its cooperation with companies like Samsung and ZTE.

In 2012, PT established an important partnership with SAP for the deployment of SAP HANA services through the SmartCloudPT platform. Also in the business solutions area, PT and Microsoft launched a product targeted to SMEs, with the goal of helping small businesses to use ICT to increase their productivity and competitiveness.

b)             Strategic partnerships with Telecom Operators

Following previous initiatives along these lines, PT continued to pursue partnerships with leading telecom operators, with a view to cooperating in projects and sharing best practices. To this end, PT and Singapore’s leading operator, Singtel, collaborated on several joint initiatives for the sharing of knowledge, benchmarks and best practices at the operational and commercial levels.

c)              Cooperation with Universities and Research Institutes

PT has increasingly cooperated with several international and national universities, launching joint exploratory initiatives. A prime example of this type of partnership is the one with Carnegie-Mellon Portugal, in which PT maintains its status as a key industrial partner. Projects developed within this partnership include:

•                  SENODs (Cyber-Physical Systems Technologies for Energy-Optimized Data Centres) - aligned with the company’s sustainability strategy, this project aims to develop a solution for monitoring environmental conditions in Data Centres. In 2012, the solution architecture was revised and updated, thereby enabling additional cost optimisation in the setting up and running of the solution, as well as the development of an interface for use by the various stakeholders on multiple platforms (PC, mobile phone, tablet). These improvements were tested in pilots and will roll out during 2013.

•                  NeTS (Next Generation Network Operations and Management) - this project aims to develop a new operational framework for IPTV network management which will result in improved performance and reliability. After an initial phase of data modelling using parametric, non-parametric and clustering techniques, recent developments included: (1) study of the detection and classification of network errors, and (2) first phase development of a prototype for network analysis. Apart from the access component, NeTS is also addressing other IPTV network components and issues such as voice and spam over VoIP, scaling and dissemination of video on demand, and fault prediction in MPLS and BGP.

•                  TRONE (Trustworthy and Resilient Operations in a Network Environment) - Development of the first prototype of a framework for intrusion event data collection, which will be implemented on PT’s network in order to increase the robustness of security systems. A model was also developed for fault detection in virtual environments with the aim of providing real time detection of changes in systems, networks and services and thereby limiting the scale of security attacks.

At a national level, PT has been engaging with a growing number of universities. In 2012, initiatives were developed with the universities of Aveiro, Porto, Coimbra, Beira Interior, Minho, Trás-os-Montes e Alto Douro and Lisboa (IST). In addition, a new project was developed with the Eduardo Mondlane University of Maputo, Mozambique.

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With the aim of launching innovative projects to create new technological solutions and support new business strategies, PT has also been establishing partnerships with nationally renowned research institutions. Accordingly, initiatives were developed with various institutions — like INESC (Porto and Coimbra), Instituto das Telecomunicações and Instituto Pedro Nunes — in areas such as network efficiency and optimisation, data storage in cloud environments, development of new cloud services and advanced entertainment solutions.

From a great number of projects developed in cooperation with universities and research institutions throughout 2012, the following can be highlighted:

•                  AC2DC — exploiting multidimensional data structures in data warehousing environments, supported in cloud computing;

•                  Business Box — creation and development of a commercial offering adapted to SME communication and information processing requirements in an African context;

•                  Cloud9 — study of SaaS existing architectures, standards, APIs and the implementation of OSSaaS technology, using available computing infrastructures;

•                  Compensação Digital Adaptativa — coherent optical networking and adaptive signal processing;

•                  Face Express — development of tools for teaching children to recognize emotions through facial expression;

•                  HappyHour.SAPO — development of an innovative system that will allow merchants to implement marketing campaigns and promote their products to potential customers that are near their premises;

•                  Multipass v2 — identify, determine and implement scenarios and services in the field of digital identity management technology, to turn mobile devices into digital “wallets” that allow access to a range of integrated services;

•                  REACTION — computational journalism with recovery, extraction and information aggregation mechanisms for news management by analysing news content available online;

•                  Sapo Campus — social communication tool to be used in teaching or corporate contexts based on the production and aggregation of used-generated content;

•                  SmartServ — IPTV recommendation service technology and EPG (Electronic Programming Guide) evolution;

•                  Vídeo Interativo de Comunicação — interactive videos that allow individual manipulation of multimedia objects, and the definition of new playback and interaction sequences, thereby enabling personalised communication.

With the intent of promoting a closer relationship between the industry and universities, the SAPO Labs project has the main objective of developing innovative projects in the area of technology, with a start-up incubation environment.

3                 Innovation in International Operations

In 2012, PT strengthened its presence as a global telecommunications operator by reaching 100 million customers in four continents. Through its international operations, PT fosters its innovation culture across the various geographies in which it is present.

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PT Inovação has been a major ambassador of this culture and has centres of innovation in Brazil and in several African countries, as well as providing leading edge solutions to its international clients outside of PT.

From PT’s international operations, the following innovative solutions stand out:

•                  Brazil (Oi): Oi has similar innovation practices to PT (e.g. replication of OPEN innovation programme in Oi through the INOVA project). Therefore, there have been numerous interactions between the two companies, resulting in cloud, smart cities and TV partnerships. PT Inovação Brazil also deepened its cooperation with Oi, and new projects are planned for the near future;

•                  UNITEL (Angola): next generation network growth and improvement in Luanda and in other Angolan provinces. Launch of an employment channel in the SAPO Angola Web Portal, as a response to the growing needs of this emerging economy;

•                  MTC (Namibia): in 2012, 4G-LTE was launched in Namibia, Afica’s first convergent 4G-LTE commercial offering. Innovative data service campaigns were maintained, of which one successful example is the Netman service. As a result, MTC has reached a milestone in revenues from data services, which are among the highest in Africa. In Voice services, the most successful products are Aweh Aweh, which offers special tariffs for customers, and T38, with reduced price per minute and recharging periods. At the end of 2012, the WACCS submarine cable came into operation, leveraging international connections. In addition, projects were developed to provide power to BTS from alternative energy sources (solar and wind);

•                  CVT (Cape Verde): In 2012 a new and more competitive 3G commercial offering was launched. Additionally, CVT deployed new services, both wireline and wireless, aimed at increasing customer loyalty. Examples of these new services are: 1) Powa Swag, targeting young people; (2) Tokspera - waiting ring, (3) Stika-m-saldo — airtime credit, (4) Da$aldo — International Top Up, (5) Grilo ao segundo All net — data services pricing plan with per second billing, (6) Bla bla bla — international vouchers.Similarly to PT, CVT launched an e-billing service. At the end of the year, the WACCS submarine cable came into operation. By participating in this new infrastructure, CVT increases its future international interconnectivity. Furthermore, new investments were made in an inter-island submarine cables network;

•                  CST (São Tomé e Príncipe): in 2012, the 3G commercial offer was launched. As an integral part of CST’s growth strategy, new campaigns and price tariffs were developed, for example “Fla Só”, a special price plan for friends and family. As regards sustainability, the project aimed at delivering alternative energy sources to remote BTS continued in 2012, and new Education initiatives were launched to bring computers and internet to the country’s schools, and also to improve physical conditions in the most run-down schools;

•                  CTM (Macao): the data services offer was improved through further investment in 2G and 3G networks and the building of fibre optic connections (FTTH) for corporate clients;

•                  TT (East Timor): Continued development of infrastructure and 3G services, with a sustained focus on innovative campaigns and pricing plans, such as: TT Amigo (family and friends), Toke Livre (non-compulsory top up tariff), and Kredit Lai (one day credit loan). Multiple community centres with internet access were opened, covering mainly isolated areas. The BTS renewable energy (solar) supply project was also continued.

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05

Financial Review

Consolidated income statement

Consolidated income statement (1)	Euro million

	2012	2011	y.o.y
Operating revenues	6,598.8	6,146.8	7.4%
Portugal (2)	2,700.5	2,892.0	(6.6)%
Residential	711.7	682.3	4.3%
Personal	688.1	768.4	(10.4)%
Enterprise	896.0	982.1	(8.8)%
Wholesale, other and eliminations	404.7	459.2	(11.9)%
Brazil • Oi	3,042.1	2,412.1	26.1%
Other and eliminations	856.2	842.7	1.6%
Operating costs (3)	4,330.1	3,958.9	9.4%
Wages and salaries	1,102.4	1,020.5	8.0%
Direct costs	1,092.4	1,012.3	7.9%
Commercial costs	568.5	517.7	9.8%
Other operating costs	1,566.9	1,408.4	11.2%
EBITDA (4)	2,268.7	2,188.0	3.7%
Post retirement benefits	58.3	58.5	(0.4)%
Depreciation and amortisation	1,390.6	1,325.6	4.9%
Income from operations (5)	819.8	803.9	2.0%
Other expenses (income)	(39.4)	59.9	n.m.
Curtailment costs, net	2.1	36.4	(94.3)%
Net losses(gains) on disposal of fixed assets	(32.7)	(9.2)	256.2%
Net other costs(gains)	(8.7)	32.6	n.m.
Income before financ. & inc. taxes	859.2	744.0	15.5%
Financial expenses (income)	385.9	212.9	81.3%
Net interest expenses(income)	498.8	297.1	67.9%
Equity in earnings of affiliates, net	(209.7)	(209.2)	0.2%
Net other financial losses (gains)	96.8	125.0	(22.6)%
Income before income taxes	473.2	531.1	(10.9)%
Provision for income taxes	(147.6)	(108.2)	36.4%
Income before non-controlling interests	325.6	422.9	(23.0)%
Losses (income) attributable to non-controlling interests	(95.3)	(83.8)	13.8%
Consolidated net income	230.3	339.1	(32.1)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the earnings of these businesses as from 1 April 2011. (2) Businesses in Portugal include wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 2012, consolidated operating revenues increased by Euro 452 million to Euro 6,599 million (+7.4% y.o.y). This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, and is partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an additional stake in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 802 million, and

53

also the impact of the depreciation of the Brazilian Real against the Euro (Euro 279 million), consolidated operating revenues would have decreased by only 1.2% y.o.y to Euro 5,942 million in 2012. This decrease was the result of revenue decline in Portuguese telecommunications businesses (Euro 191 million), notwithstanding a higher contribution from Oi (Euro 83 million) and revenue growth in other international operations, namely MTC in Namibia (Euro 21 million), Timor Telecom in East Timor (Euro 9 million) and Contax in Brazil (Euro 8 million).

In 2012, revenues from Portuguese telecommunications businesses decreased by 6.6% y.o.y to Euro 2,701 million, primarily due to: (1) revenue decline in the Enterprise customer segment (Euro 86 million, -8.8% y.o.y), reflecting the economic backdrop, penalising SMEs and leading the public administration and larger corporates to strong focus on cost cutting, notwithstanding a continued improvement in the sequential quarterly trend (-9.8% in 1Q12; -8.8% in 2Q12; -8.4% in 3Q12, and -8.1% in 4Q12) as a result of a significant progress in the performance of large corporates due to gains in both market share and share of wallet; (2) the decline in the Personal customer segment (Euro 80 million, -10.4% y.o.y), as a result of lower customer revenues (Euro 56 million, -9.1% y.o.y), reflecting challenging and deteriorating economic and competitive environment, namely in voice and wireless broadband, and lower interconnection revenues (Euro 20 million, -29.3% y.o.y) following the regulated tariff declines, and (3) the decrease in other revenues in the Portuguese telecommunications businesses (Euro 54 million, -11.9% y.o.y), including wholesale, as a result of: (i) lower revenues from accesses and traffic (Euro 31 million), reflecting lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build networks; (ii) revenue decline in public phones (Euro 3 million), and (iii) revenue decline in the directories business (Euro 11 million). The total direct impact of regulation in revenues amounted to Euro 36 million in 2012, including declining MTRs (Euro 27 million), which declined from Euro 3.50 cents to Euro 2.77 cents as from 7 May 2012, to Euro 2.27 cents as from 30 June 2012, to Euro 1.77 cents as from 30 September 2012 and to Euro 1.27 cents as from 31 December 2012 and lower roaming wholesale and retail prices (Euro 7 million). Excluding the impact of regulation, revenues in Portuguese telecommunications businesses would have declined by 5.4% y.o.y in 2012. These negative effects were partially offset by an increase in revenues from Residential customer segment, from Euro 682 million in 2011 to Euro 712 million in 2012 (+4.3% y.o.y). This continued growth was achieved on the back of the continued strong performance of MEO triple-play offer (voice, broadband and pay-TV), which is highly differentiated and also more resilient to unfavourable economic conditions. As a result, in 2012, non-voice revenues in Portugal represented 51.2% of service revenues, having grown 5.0pp y.o.y.

In 2012, Oi’s revenues stood at Euro 3,042 million (R$ 7,631 million) compared to Euro 2,412 million in 2011 (R$ 5,612 million). This increase reflects the effect of the proportional consolidation in 1Q12 (Euro 788 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 241 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated operating revenues in 2012 would have increased by Euro 83 million. This performance reflected: (1)  the increase in revenues associated with the Personal mobility segment, including an increase in sales and other operating revenues, reflecting Oi’s strategy to broaden the scope of its presence in the mobile market, including a stronger focus in the postpaid and higher income segments, thus strenghting Oi’s presence in the handset market and increasing the penetration of data and value added services, and (2) the growth observed in Oi’s enterprise segment, which reflected the growth in fixed and mobile broadband and in mobile data. These effects were partially offset by the decline observed in the residential segment, which reflects mainly the line loss albeit increasingly with lower churn in fixed line and higher growth in broadband and pay-TV. Oi’s revenues were proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group, which fully consolidates Oi.

Other revenues, including intra-group eliminations, increased by 1.6% y.o.y in 2012 to Euro 856 million, including the impact of the proportional consolidation of Contax in 1Q12 (Euro 148 million), that was proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI business in 1H11 (Euro 134

54

million), that was fully consolidated up to 30 June 2011 and integrated in Contax as from 1 July 2011. Excluding the impact of these changes in the consolidation perimeter and the impact of the depreciation of the Brazilian Real (Euro 38 million), other revenues would have increased by Euro 37 million (+5.3% y.o.y), reflecting higher contributions from all international assets, including the 20.4% y.o.y and 13.0% y.o.y increases at Timor Telecom and MTC, respectively.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 58.4% in 2012, while Brazil accounted for 53.3%.

Consolidated Operating Costs (excluding post retirement benefit costs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortisation costs and post retirement benefits increased by Euro 371 million (+9.4% y.o.y) to Euro 4,330 million in 2012, as compared to Euro 3,959 million in 2011. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated only as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 562 million, consolidated operating costs would have decreased by 5.0% y.o.y (Euro 190 million), primarily as a result of: (1) the 5.5% y.o.y decline in Portuguese telecommunication businesses (Euro 87 million), reflecting the cost cutting efforts and the decline in direct costs due to lower revenues; and (2) a lower contribution from Oi (Euro 93 million), reflecting the impact of the depreciation of the Brazilian Real against the Euro (Euro 169 million), which more than offset higher third party costs, wages and salaries and commercial costs.

Wages and salaries increased by Euro 82 million (+8.0% y.o.y) to Euro 1,102 million in 2012, as compared to Euro 1,020 million in 2011. This increase relates primarily to the impact of the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic/GPTI in 1H11. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 84 million, wages and salaries would have decreased by 0.3% y.o.y (Euro 2 million), primarily explained by (1) a decline of 4.2% y.o.y (Euro 11 million) at the Portuguese telecommunication businesses, due to lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the reorganisation plan implemented in the 4Q11, and also (2) a lower contribution from Contax, including the impact of the depreciation of the Brazilian Real against the Euro. These effects were partially offset by a higher contribution from Oi (Euro 22 million), reflecting increased staff levels and a reorganisation to create new regional commercial structures, as part of the strategy to improve regional operational performance, which more than offset the impact of the depreciation of the Brazilian Real against the Euro. Wages and salaries accounted for 16.7% of consolidated operating revenues in 2012.

Direct costs increased by Euro 80 million (+7.9% y.o.y) to Euro 1,092 million in 2012, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to Euro 177 million. Adjusting for this effect, direct costs would have decreased by 9.6% y.o.y (Euro 97 million) in 2012, primarily as a result of: (1) a reduction in the Portuguese telecommunication businesses (Euro 23 million), reflecting mainly lower traffic costs at TMN, following the impact of the regulatory MTR cuts and lower roaming interconnection costs and also lower costs associated with the directories business, declines that were partially compensated by higher costs associated with international traffic and higher programming costs on the back of continued customer growth and investment in the differenciation of the MEO content offering, and (2) a lower contribution from Oi (Euro 63 million), reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 50 million) and also a reduction

55

in interconnection costs due to lower VU-M tariffs. Direct costs accounted for 16.6% of consolidated operating revenues in 2012.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, increased by Euro 51 million (+9.8% y.o.y) in 2012 to Euro 568 million, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to Euro 39 million. Adjusting for this effect, commercial costs would have increased by 2.2% y.o.y (Euro 12 million) in 2012, mainly due to a higher contribution from Oi (Euro 19 million), reflecting higher costs of product sold and commissions, explained by a more intense commercial activity that translated into higher sales, and notwithstanding the impact of the depreciation of the Brazilian Real against the Euro. This effect and a higher contribution from other international operations, namely Africatel businesses, were partially offset by a reduction at the Portuguese telecommunications business (Euro 26 million), explained by: (1) lower costs of goods sold, due to lower equipment sales, lower subsidies and also lower average cost of handsets as a result of favourable contracts signed with key suppliers; (2) lower commissions, wich was a solid performance as it was achieved against a backdrop of continued customer growth, thus refleting lower churn, and (3) lower marketing and publicity expenses, due to a strong focus on cost efficiency. Commercial costs accounted for 8.6% of consolidated operating revenues in 2012.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, increased by Euro 158 million in 2012 to Euro 1,567 million, as compared to Euro 1,408 million in 2011, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic/GPTI in 1H11. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 261 million, other operating costs would have decreased by 7.5% y.o.y (Euro 103 million) in 2012, basically due to: (1) a lower contribution from the Portuguese telecommunication businesses (Euro 27 million), reflecting primarily lower maintenance and repair expenses, support services and other third party services, which benefited from the roll out of PT’s FTTH network and the extensive field force transformation programme; and (2) a lower contribution from Oi (Euro 71 million), reflecting the impact of the depreciation of the Brazilian Real against the Euro (Euro 80 million) and lower provisions for bad debt and contingencies, effects that more than offset increases in third party costs and indirect taxes.

EBITDA

In 2012, EBITDA increased by Euro 81 million to Euro 2,269 million (+3.7% y.o.y). This increase is mainly explained by the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax. Excluding the impact of these changes in the consolidation perimeter (Euro 240 million) and also the impact of the depreciation of the Brazilian Real against the Euro (Euro 77 million), EBITDA would have decreased by 3.8% y.o.y. EBITDA performance in the period was impacted by a lower contribution from Portuguese telecommunications businesses (Euro 105 million) as a result of revenue decline (Euro 191 million), notwithstanding a 5.5% y.o.y reduction in operating costs excluding D&A and PRBs, which reflects a continued focus on cost cutting and the improvement in gross margin from the residential segment. This performance was partially offset by higher contributions from: (1) Oi (Euro 6 million), and (2) other international operations, namely MTC (Euro 6 million) and Timor Telecom (Euro 6 million).

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EBITDA by business segment (1)	Euro million

	2012	2011	y.o.y
Portugal	1,200.7	1,305.5	(8.0)%
Brazil • Oi	909.0	747.6	21.6%
Other	159.0	134.9	17.9%
EBITDA	2,268.7	2,188.0	3.7%
EBITDA margin (%) (2)	34.4	35.6	(1.2	)pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) EBITDA margin = EBITDA / operating revenues

EBITDA from the Portuguese telecommunications businesses amounted to Euro 1,201 million in 2012 (-8.0% y.o.y), equivalent to a 44.5% margin. The EBITDA performance is the result of the decline in service revenues (Euro 194 million), which have high operating leverage. In effect, while service revenues minus direct costs declined by Euro 171 million, EBITDA only declined by Euro 105 million, reflecting a resilient focus on cost cutting and profitability of operations. Operating costs decreased by 5.5% y.o.y on the back of: (1) pay-TV having reached critical mass which translates into healthier gross profit in the pay-TV business; (2) lower traffic costs at TMN, reflecting the regulated MTR cuts and lower roaming interconnection costs also due to regulatory decisions; (3) rollout of FTTH and 4G-LTE, which has a superior quality of service leading to lower customer support and network maintenance costs; (4) lower commercial costs, including commissions and marketing and publicity, and (5) lower staff costs, reflecting the impact of the reorganisation implemented in 4Q11, a lower level of variable and overtime remunerations and also higher efficiency levels in certain internal processes. These favourable declines in operating costs were partially offset by an increase in provision charges, which reflected the existing economic environment in all business segments.

In 2012, Oi’s EBITDA stood at Euro 909 million (R$ 2,280 million), compared to Euro 748 million (R$ 1,739 million) in 2011. The Euro 161 million increase reflects primarily the effect of the proportional consolidation in 1Q12 (Euro 227 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 72 million). Adjusting for these effects, Oi’s EBITDA would have increased by Euro 6 million over the same period of last year, explained primaily by the growth in revenues as referred to above, which was partially offset by higher supplies and external services and also higher personnel costs reflecting the efforts associated to the turnaround process. Oi’s EBITDA was proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group, which fully consolidates Oi.

Other EBITDA increased by 17.9% y.o.y (Euro 24 million) to Euro 159 million in 2012 primarily due to: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 14 million), and (2) the solid growth in Timor Telecom and MTC, of 21.8% y.o.y and 7.5% y.o.y, respectively.

Fully and proportionally consolidated international assets represented 50.4% of PT’s consolidated EBITDA in 2012. Brazilian businesses accounted for 43.0% of EBITDA in the period and fully consolidated African businesses accounted for 6.0%.

Net Income

Post retirement benefits costs remained broadly flat at Euro 58 million in 2012, notwithstanding the impact of the proportional consolidation of Oi in 1Q12 (Euro 1.5 million).

Depreciation and amortisation costs increased to Euro 1,391 million in 2012, compared to Euro 1,326 million in 2011, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to Euro 161 million, partially offset by the contribution of Dedic/GPTI in 1H11, amounting to Euro 8 million. Adjusting for these effects and also the impact of the depreciation of the Brazilian Real against the Euro, depreciation and

57

amortisation costs would have decreased by 2.9% y.o.y (Euro 38 million) in 2012, explained primarily by a lower contribution from the Portuguese telecommunications businesses (Euro 22 million), namely due to the swap of TMN’s 2G equipment to 4G-LTE enabled equipment, which led to an accelerated depreciation of 2G equipments in 1H11, up to 30 June 2011.

Curtailment costs decreased to Euro 2 million in 2012, as compared to Euro 36 million in 2011, reflecting mainly the reorganisation undertaken at the end of 2011.

Net gains on disposals of fixed assets increased from Euro 9 million in 2011 to Euro 33 million in 2012, reflecting primarily capital gains recorded by Oi in 4Q12 of Euro 30 million in connection with the disposal of mobile towers.

Net other costs (gains) improved to a gain of Euro 9 million in 2012 from net losses of Euro 33 million in 2011, reflecting primarily  gain recorded in 2012 regarding the estimated net compensation for prior years costs supported by PT with the universal service obligation under the Concession Agreement, partially offset by certain non-recurring provisions and adjustments recorded in 2012 and the impact of the proportional consolidation of Oi and Contax in 1Q12.

Net interest expenses increased to Euro 499 million in 2012 as compared to Euro 297 million in 2011. This includes the impact of the proportional consolidation of Oi, Contax and its controlling holding companies in 1Q12, amounting to Euro 66 million. Adjusting for this effect, net interest expenses would have amounted to Euro 433 million in 2012, an increase of Euro 135 million compared to 2011, reflecting: (1) an Euro 51 million interest gain recorded in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011; (2) a higher contribution from Oi, Contax and its controlling holding companies (Euro 44 million), reflecting the impact of the increase in its average net debt partially offset by the effect of the depreciation of the Brazilian Real against the Euro, and (3) the interest gain of Euro 33 million recorded in 2011 related to the outstanding receivable from Telefónica regarding the disposal of Vivo. The cost of net debt, excluding the proportional consolidation of Oi and Contax, stood at 4.4% in 2012, an increase compared to 3.3% in 2011 mainly due to the interest gain recorded in 2011 related to the outstanding receivable from Telefónica regarding the disposal of Vivo, while the cost of gross debt stood at 4.5%, which compares to 4.3% in 2011.

Equity in earnings of affiliates amounted to Euro 210 million in 2012, as compared to Euro 209 million in 2011. In 2011, this caption included a gain of Euro 38 million related to the disposal of the investment in UOL for a total consideration of Euro 156 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased from Euro 172 million in 2011 to Euro 210 million in 2012.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, decreased from Euro 125 million in 2011 to Euro 97 million in 2012, reflecting primarily: (1) higher foreign currency losses recorded in 2011 by Portuguese operations and Oi, explained mainly by the impact of the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars and by the impact of the depreciation of the US Dollar against the Brazilian Real on Oi’s net debt denominated in US Dollars, respectively, and (2) lower net other financial expenses at Oi, related mainly to financial taxes and certain banking services. Additionally, the impact of the proportional consolidation of Oi, Contax and its controlling holding companies in 1Q12 (Euro 15 million) was offset by the financial taxes incurred in Brazil during 2011 in connection with the transfer of funds for the investment in Oi (Euro 14 million).

Income taxes increased to Euro 148 million in 2012, from Euro 108 million in 2011, corresponding to an effective tax rate of 31.2% and 20.4%, respectively. This increase is primarily explained by: (1) the impact of the increase in the maximum statutory tax rate applicable in Portugal, from 29.0% to 31.5%; (2) higher non-taxable interest income and

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equity gains in 2011, and (3) lower gains resulting from adjustments to prior year income taxes. Adjusting for non-taxable interest income and equity gains and for adjustments to prior year income taxes, the effective tax rate would have increased from 25.3% in 2011 to 28.4% in 2012, reflecting primarily the increase in the maximum statutory tax rate applicable in Portugal as referred to above.

Income attributable to non-controlling interests amounted to Euro 95 million, including the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 3 million). Adjusting for this effect, income attributable to non-controlling interests would have amounted to Euro 91 million in 2012, an increase of Euro 7 million compared to Euro 84 million in 2011, reflecting higher income attributable to non-controlling interests of the African businesses (Euro 10 million) and Contax (Euro 4 million). These effects were partially offset by lower income attributable to non-controlling interests of Oi (Euro 7 million) as a result of the completion of its corporate simplification in March 2012.

Net income amounted to Euro 230 million in 2012 compared to Euro 339 million in 2011. This decrease is mainly explained by: (1) the gain of Euro 38 million recorded in 2011 related to the completion of the disposal of the investment in UOL, and (2) higher interest expenses primarily related to the increase in average net debt and the Euro 51 million interest gain recorded in 2011 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011.

Shareholder Remuneration

PT announces that its Board of Directors will propose a dividend per share of Euro 0.325 in relation to fiscal year 2012. This proposal is subject to shareholder approval at the AGM and is made in the context of the shareholder remuneration policy for fiscal years 2012 to 2014, approved by the Board of Directors and disclosed to the market on 27 June 2012, which includes an annual cash dividend of Euro 0.325 per share. For complete information on PT¹s shareholder remuneration, please refer to the press release indicated above.

Capex

Capex amounted to Euro 1,317 million in 2012, equivalent to 20.0% of revenues, as compared to Euro 1,224 million in 2011. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic / GPTI in 1H11. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 117 million, capex would have decreased by 2.0% y.o.y. This decrease was a result of lower capex from the Portuguese telecommunications businesses (Euro 92 million, -14.1% y.o.y), which stood at Euro 555 million in 2012 and continued to be directed towards investments in future proof technologies, namely FTTH, and 4G-LTE. The decrease in capex from the Portuguese telecommunications businesses was partially offset by: (1) higher capex from Oi (Euro 65 million), due to investments undertaken in 2012 to expand 2G and 3G coverage and increasing broadband speed and capillarity, effects partially offset by the impact of the depreciation of the Brazilian Real against the Euro, and (2) higher capex from certain international operations, namely MTC (Euro 18 million), reflecting investments in the African submarine cable, optical fibre and 4G.

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Capex by business segment	Euro million

	2012	2011	y.o.y
Portugal	555.5	647.0	(14.1)%
Brazil - Oi (1)	629.6	444.3	41.7%
Other	131.7	132.5	(0.6)%
Total capex	1,316.8	1,223.8	7.6%
Capex as % of revenues	20.0	19.9	0.0	pp

(1) Oi’s capex excludes the acquisition of 4G licenses in 2012 for a total amount of R$ 400 million, equivalent to Euro 41 million proportionally consolidated by PT.

Capex from the Portuguese telecommunications businesses decreased by 14.1% y.o.y to Euro 555 million in 2012. Capex performance reflected the strong investments made during the past years, namely in the 2008-2011 period, in the deployment of the FTTH network, in the modernisation of the 2G network already 4G-LTE enabled, and in the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G-LTE network.

In 2012, Oi’s capex reached Euro 630 million (R$ 1,579 million) compared to Euro 444 million (R$ 1,034 million) in 2011. This increase reflects primarily the effect of the proportional consolidation of Oi in 1Q12 (Euro 121 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 50 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated capex would have increased by Euro 114 million mainly due to investments undertaken in 2012 to expand 2G and 3G coverage and increasing broadband speed and capillarity.

In 2012, other capex remained stable at Euro 132 million, as the increase in capex at MTC (Euro 18 million), reflecting the investments in the African submarine cable, optical fibre and in 4G rollout, was offset by lower capex in the Brazilian contact centre businesses, including Contax and the contribution of Dedic / GPTI in 1H11 (Euro 9 million), and also by a lower capex at Timor Telecom (Euro 5 million).

Cash Flow

Operating cash flow stood at Euro 875 million in 2012 and Euro 1,185 million in 2011. Excluding the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 34 million), consolidated operating cash flow would have amounted to Euro 840 million in 2012 and the decline is explained primarily by: (1) a lower EBITDA minus Capex (Euro 127 million), reflecting mainly the Euro 131 million decline at Oi; (2) an increase in working capital investment (Euro 143 million), reflecting primarily the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10 following the cash inflow from the Vivo transaction, leading to lower payments to suppliers in 1Q11, and (3) lower provisions and adjustments (Euro 88 million), which represent a non-cash item included in EBITDA and its reduction is mainly related to Oi.

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Free cash flow (1)	Euro million

	2012	2011	y.o.y
EBITDA minus Capex	951.9	964.2	(1.3)%
Non-cash items	105.6	141.6	(25.4)%
Change in working capital	(182.2)	79.2	n.m.
Operating cash flow	875.3	1,185.0	(26.1)%
Interests	(470.9)	(260.6)	80.7%
Net reimbursements(contributions) to pension funds	(37.2)	(23.1)	61.1%
Paym. to pre-retired, suspended employees and other	(160.5)	(175.2)	(8.4)%
Income taxes	(155.7)	(163.5)	(4.8)%
Dividends received	76.2	146.9	(48.2)%
Net disposal (acquisition) of financial investments (2)	0.0	123.4	n.m.
Other cash movements (3)	(381.7)	(300.2)	27.1%
Free cash flow	(254.5)	532.8	n.m.

(1) Free cash flow excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11) and the cash inflow regarding the third and last instalment related to the Vivo transaction (Euro 2,000 million in 4Q11). (2) This caption includes the disposal of the investment in UOL in 1Q11 for a total amount of Euro 156 million, partially offset by the acquisition of an investment in Allus in 2Q11 for a total amount of Euro 44 million. (3) The increase in this caption reflects mainly the payments of certain legal actions at Oi in 1Q12, partially offset by financial taxes incurred in 1Q11 related to the strategic investment in Oi.

In 2012, consolidated free cash flow amounted to negative Euro 255 million, while excluding the proportional consolidation of Oi and Contax free cash flow stood at positive Euro 251 million (Euro 191 million in 2H12). In 2011, adjusting for the cash out-flow related to the acquisition of PT’s investments in Oi and Contax (Euro 3,728 million) and the cash in-flow related to the third and last instalment received in 4Q11 in connection with the disposal of Vivo (Euro 2,000 million), consolidated free cash flow stood at Euro 533 million. The decline of Euro 787 million in consolidated free cash flow is primarily explained by: (1) a lower operating cash flow (Euro 310 million) as referred to above; (2) the proceeds received in 1Q11 from the disposal of the investment in UOL amounting to Euro 156 million; (3) lower dividends received from Unitel (Euro 126 million in 2011 and Euro 50 million in 2012); (4) an increase in deposits relative to legal actions (Euro 46 million), primarily related to the proportional consolidation of Oi, and (5) an increase of Euro 210 million in interest payments, reflecting a higher contribution from Oi, Contax and its controlling holding companies (Euro 53 million), including the proportional consolidation in 1Q12 (Euro 10 million), and an increase at Portuguese operations related mainly to the interest received in 1Q11 on the cash deposits in Brazilian Reais used to pay the strategic investments in Oi and Contax. These effects were partially offset by the acquisition of an investment in Allus by Contax in April 2011 (Euro 44 million).

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling holding companies, and adjusted for the tax effect on payments made to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,565 million as at 31 December 2012.

Total consolidated net debt amounted to Euro 7,711 million as at 31 December 2012, as compared to Euro 6,613 million as at 31 December 2011, an increase of Euro 1,098 million reflecting: (1) the negative free cash flow generated in the period (Euro 255 million); (2) dividends paid by PT to its shareholders (Euro 557 million corresponding to the 2011 dividend of Euro 65 cents) and by its subsidiaries to non-controlling interests (Euro 99 million); (3) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process (Euro 296 million); (4) a payment by TMN in January 2012 of the LTE license (Euro 83 million), and (5) the acquisition by Oi of PT’s own shares (Euro 23 million). These effects were partially offset by the impact of the depreciation of the Brazilian Real against the Euro, which resulted in a net debt reduction of Euro 232 million.

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Change in net debt	Euro million

	2012	2011
Net debt (initial balance)	6,612.8	2,099.8
Less: free cash flow	(254.5)	532.8
Instalments received related to Vivo transaction	0.0	(2,000.0)
Acquisition of strategic investment in Oi and Contax	0.0	3,727.6
Translation effect on foreign currency debt	(231.5)	(43.4)
Dividends paid by PT	556.7	1,118.0
Changes in consolidation perimeter (Oi and Contax)	0.0	2,052.5
Oi’s corporate simplification	296.1	0.0
Acquisition of own shares by Oi	23.2	86.8
Other (1)	199.4	104.4
Net debt (final balance)	7,711.2	6,612.8
Less: Tax effect on unfunded post retirement benefits obligations (2)	194.5	226.1
Adjusted net debt (final balance)	7,516.7	6,386.7
Less: Net debt from Oi and Contax, inc. holding companies	2,951.6	2,318.9
Adjusted net debt exc. Oi and Contax (final balance)	4,565.1	4,067.9
Change in net debt	1,098.4	4,513.0
Change in net debt (%)	16.6%	214.9%

(1) This caption includes primarily the payment related to LTE license in Portugal in 1Q12 and the dividends paid by PT’s subsidiaries to non-controlling interests. (2) This caption corresponds to the tax credits on the amounts paid to the Portuguese State in December 2011 and 2012 under the transfer of unfunded pension obligations, which were adjusted in 4Q12 to reflect certain tax credits used in the period.

As at 31 December 2012, total consolidated gross debt amounted to Euro 11,099 million, of which 84.6% was medium and long-term and Euro 3,723 million is related to the proportional consolidation of Oi, Contax and its controlling holding companies. Excluding gross debt related to the proportional consolidation of Oi and Contax, gross debt would have amounted to Euro 7,375 million, of which 81.1% was medium and long-term and 81.8% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,016 million at 31 of December 2012, which includes Euro 400 million of undrawn committed commercial paper lines and facilities.

In 2012, excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 4.4%, compared to 3.3% in 2011, adjusted for the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi. Cost of gross debt stood at 4.5% in 2012 as compared to 4.3% in 2011. As at 31 December 2012, the maturity of PT’s net debt, excluding Oi and Contax, was 5.6 years.

Post Retirement Benefit Obligations

As at 31 December 2012, the projected post retirement benefits obligations (PBO) from Portuguese operations related to pensions and healthcare amounted to Euro 503 million and market value of assets under management amounted to Euro 399 million, compared to Euro 474 million and Euro 345 million as at 31 December 2011, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 730 million as at 31 December 2012, which are not subject to any legal funding requirement.  These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 834 million as at 31 December 2012 and after-tax unfunded obligations amounted to Euro 625 million. PT’s post retirement benefit plans for pensions and healthcare in Portugal are closed to new participants. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 73 million as at 31 December 2012 (Euro 62 million as at 31 December 2011).

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Post retirement benefit obligations	Euro million

	31 December 2012	31 December 2011
Pensions obligations	127.3	121.6
Healthcare obligations	375.4	352.6
PBO of pension and healthcare obligations	502.7	474.1
Market value of funds (1)	(399.4)	(344.7)
Unfunded pensions and healthcare obligations	103.3	129.4
Salaries to suspended and pre-retired employees	730.4	782.5
Gross unfunded obligations from Portuguese businesses	833.7	911.9
After-tax unfunded obligations from Portuguese businesses	625.3	683.9
Gross unfunded obligations at Oi	72.7	61.7
Unrecognised prior years service gains	15.0	16.8
Accrued post retirement benefits	921.4	990.4

(1) The increase in the market value of funds resulted mainly from the 25% positive performance of assets under management that more than offset the payments of benefits made by the funds.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 78 million to Euro 834 million as at 31 December 2012, primarily as a result of payments of salaries to suspended and pre-retired employees, amounting to Euro 160 million in 2012, partially offset by the recognition of post retirement benefit costs, amounting to Euro 31 million, and net actuarial losses totalling Euro 50 million. Unfunded obligations from Oi increased from Euro 62 million as at 31 December 2011 to Euro 73 million as at 31 December 2012, as net actuarial losses recorded in the period, amounting to Euro 23 million, more than offset a contribution of Euro 10 million made in January 2012 to cover the deficit position of the BrTPREV pension plan.

Change in gross unfunded obligations	Euro million

	2012	2011
Gross unfunded obligations (initial balance)	973.7	948.6
Changes in the consolidation perimeter	0.0	52.5
Post retirement benefits costs(PRB) (1)	37.5	34.9
Curtailment cost	2.4	36.4
Net reimbursements (contributions) to pension funds (2)	(11.7)	(1.3)
Salary payments to pre-retired, suspended employees and other	(160.5)	(175.2)
Net actuarial (gains) losses	73.0	80.5
Foreign currency translation adjustments	(7.9)	(2.9)
Gross unfunded obligations(final balance)	906.5	973.7

(1) In 2012 and 2011, this caption excludes the service cost related to active employees transferred to the Portuguese State amounting to Euro 22.3 million and Euro 25.1 million, respectively. (2) In 2012, this caption includes primarily contributions to pension funds made by Oi (Euro 10.4 million) and refunds net of healthcare expenses paid regarding healthcare plans from Portuguese operations (Euro 1.8 million). In 2011, this caption includes refunds net of healthcare expenses paid amounting to Euro 5.3 million and termination payments amounting to Euro 3.8 million.

Equity

As at 31 December 2012, shareholders’ equity excluding non-controlling interests amounted to Euro 2,293 million, a decrease of Euro 535 million in 2012. This decrease is primarily explained by: (1) the Euro 43.5 cents dividend per share paid in May 2012 (Euro 372 million), corresponding to the second instalment of the 2011 fiscal year dividend (Euro 65 cents per share), following the interim dividend payment of Euro 21.5 cents per share declared in December 2011 and paid in January 2012; (2) the negative foreign currency translation adjustments (Euro 376 million), mainly related to the impact of the depreciation of the Brazilian Real against the Euro, and (3) the net actuarial losses recognised in the period (Euro 53 million, net of tax effect). These effects were partially offset by the net income generated in the period of Euro 230 million and a gain recorded directly in shareholders’ equity in connection with Oi’s corporate simplification.

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Change in shareholders’ equity (excluding non-controlling interests)	Euro million

2012
Equity before non-controlling interests (initial balance)	2,828.1
Net income	230.3
Net currency translation adjustments	(376.5)
Dividends paid by PT	(371.9)
Net actuarial gains (losses), net of taxes	(52.7)
Other (1)	36.1
Equity before non-controlling interests (final balance)	2,293.4
Change in equity before non-controlling interests	(534.7)
Change in equity before non-controlling interests (%)	(18.9)%

(1) This caption includes primarily a gain recorded directly in shareholders’ equity as a result of the corporate simplification of the Oi Group.

Consolidated Statement of Financial Position

Consolidated statement of financial position	Euro million

	31 December 2012	31 December 2011 restated
Cash and equivalents	3,387.3	5,668.1
Accounts receivable, net	2,012.1	1,936.3
Inventories, net	141.5	133.5
Judicial Deposits	1,150.3	1,084.1
Financial investments	427.7	556.3
Intangible assets, net	5,089.5	5,629.8
Tangible assets, net	6,018.9	6,228.6
Accrued post retirement asset	11.4	13.6
Other assets	559.5	579.5
Deferred tax assets and prepaid expenses	1,297.5	1,346.5
Total assets	20,095.7	23,176.4
Accounts payable	1,263.2	1,446.2
Gross debt	11,098.5	12,281.0
Accrued post retirement liability	932.8	1,004.1
Other liabilities	2,680.2	3,337.9
Deferred tax liabilities and deferred income	1,266.9	1,365.1
Total liabilities	17,241.7	19,434.2
Equity before non-controlling interests	2,293.4	2,828.1
Non-controlling interests	560.7	914.1
Total shareholders’ equity	2,854.0	3,742.2
Total liabilities and shareholders’ equity	20,095.7	23,176.4

Total assets decreased from Euro 23.2 billion as at 31 December 2011 to Euro 20.1 billion as at 31 December 2012, reflecting primarily: (1) the repayments of the Euro 1.3 billion Eurobond issued by PT Finance in March 2005 and the Euro 454 million debt that was due to the Portuguese State under the transfer of pension obligations completed in December 2010; (2) the impact of the depreciation of the Brazilian Real against the Euro (Euro 1.3 billion); (3) the dividends paid by PT to its shareholders (Euro 0.6 billion), corresponding to the 2011 dividend of Euro 65 cents per share, and (4) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process (Euro 0.3 billion). These effects were partially offset by the bonds issued in July and October 2012 amounting to Euro 400 million and Euro 750 million, respectively.

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Total liabilities decreased from Euro 19.4 billion to Euro 17.2 billion, primarily as a result of the gross debt reduction undertaken in 2012, as explained above, and the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.8 billion).

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06

Business performance

Portuguese Telecommunications Businesses

In 2012, the Portuguese telecommunications businesses continued to show steady customer growth, with the fixed retail customers growing by 5.4% y.o.y to 5,052 thousand (net additions reached 257 thousand), and mobile customers up by 2.1% y.o.y to 7,598 thousand (154 thousand net adds with postpaid reaching 91 thousand net additions and prepaid with 63 thousand net additions).

Portuguese operating data

	2012	2011	y.o.y
Fixed retail accesses (‘000)	5,052	4,795	5.4%
PSTN/ ISDN	2,604	2,648	(1.6)%
Broadband customers	1,225	1,105	10.8%
Pay-TVcustomers	1,223	1,042	17.4%
Mobile Customers (‘000)	7,598	7,444	2.1%
Postpaid	2,469	2,378	3.8%
Prepaid	5,129	5,066	1.2%
Net additions (‘000)
Fixed retail accesses	257	268	(4.2)%
PSTN/ISDN	(43)	(48)	9.5%
Broadband customers	119	104	14.7%
Pay-TVcustomers	181	212	(14.6)%
Mobile Customers	154	24	n.m.
Postpaid	91	87	4.8%
Prepaid	63	(63)	200.5%
Data as % of mobile service revenues (%)	32.6	27.7	4.9	pp

Growth of fixed retail customers was underpinned by a solid performance of MEO, PT’s pay-TV service, with pay-TV customers up by 17.4% y.o.y to 1,223 thousand (net additions of 181 thousand in 2012), confirming the continued success and the attractiveness of MEO in the Portuguese market even against a backdrop of difficult economic environment and already high penetration of pay-TV. This performance of pay-TV underpinned a solid growth of fixed broadband customers, up by 10.8% y.o.y to 1,225 thousand (net additions of 119 thousand in 2012). PT’s triple-play customers (voice, broadband and pay-TV) grew by 22.6% y.o.y, having reached 833 thousand (153 thousand net adds in 2012). The success of MEO is anchored on the back of a very differentiated and convergent value proposition, which leverages on a non-linear pay-TV service offering, a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices.

In 2012, mobile customers benefited from the performance of prepaid customers, which grew by 1.2% y.o.y (63 thousand net adds) benefiting from the growth of the “Moche” and “e” tariff plans. In effect, the “e nunca mais acaba” tariff plans, which reached 952 thousand customers in 2012, as well as the new “Moche” tariff plans (+29.8% y.o.y to 1,632 thousand customers) continued to show solid growth trends. Postpaid customers increased by 3.8% y.o.y with 91 thousand net additions in 2012, reflecting an improved performance in the enterprise segment.

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Residential

Residential retail accesses or retail revenue generating units (RGUs) increased by 8.0% y.o.y, reaching 3,841 thousand, with pay-TV and broadband accesses already accounting for 56.0% of total residential retail accesses as at 31 December 2012. In 2012, retail net additions reached 284 thousand, underpinned by the growth of MEO, PT’s pay-TV service (+16.7% y.o.y to 1,135 thousand customers), which accounted for 162 thousand net additions, while fixed residential broadband reached 1,015 thousand customers with 104 thousand net addtions,  leveraged by the continued growth in triple-play bundles. The continued and sustainable growth of pay-TV and fixed broadband in the residential segment is even more noteworthy taking into consideration the backdrop of difficult economic environment and the already high penetration of pay-TV. Residential fixed voice customers (PSTN/ISDN lines) accounted for 18 thousand net additions, growing 1.1% y.o.y to 1,692 thousand customers, also reflecting the positive impact of the triple-play offers which continue to support the reversal of the operational trends of the wireline business and notwithstanding aggressive commercial offers by the main competitor. As a result of this success, residential ARPU was up 2.8% y.o.y to Euro 31.6, notwithstanding Portugal’s economic backdrop, which led to some pressure on those services more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services.

Residential operating data

	2012	2011	y.o.y
Fixed retail accesses (‘000)	3,841	3,557	8.0%
PSTN/ISDN	1,692	1,674	1.1%
Broadband customers	1,015	911	11.4%
Pay-TV customers	1,135	972	16.7%
Unique customers	1,881	1,881	(0.0)%
Net additions (‘000)
Fixed retail accesses	284	300	(5.3)%
PSTN/ISDN	18	1	n.m.
Broadband customers	104	102	2.5%
Pay-TV customers	162	198	(17.8)%
ARPU (Euro)	31.6	30.8	2.8%
Non-voice revenues as % of revenues (%)	63.4	58.5	4.9	pp

The solid growth of residential customers is clearly supported by the success of MEO, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, games, music and video-on-demand on all screens.

MEO delivers a highly differentiated content proposition, with more than 160 TV channels, including exclusive content, HD and 3D channels. In 2012, MEO enhanced its extensive offer by launching 19 new channels and several new interactive apps, including seven HD and three exclusive channels: (1) “A Bola TV”, produced in partnership with “Jornal a Bola”, a leading daily sports newspaper; (2) “TVI Ficção”, which is an entertainment channel produced by “TVI”, a leading free-to-air portuguese channel, featuring local fiction from the well established TVI production house, and (3) “TVI Secret Story 3” interactive channel, which was the fourth most watched channel in MEO in the last quarter and got 16.6 million app visits. All these channels are available on multiscreen including not only the basic TV package, but also the PC, smartphone and tablet through the MEO GO! Service. MEO will continue to innovate and a new exclusive channel will be added to its grid, “Correio da Manhã TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read tabloid in Portugal,

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“Correio da Manhã”. MEO’s content offering also includes thousands of VoD titles and its content offering is enriched with interactivity over anchor programmes (e.g. Idols, Secret Story, Biggest Looser).

MEO also offers a marketplace of advanced interactive applications, available through the “blue button” on the MEO remote control and covering multiple categories, such as: (1) News, including a personalised newscast app, developed in partnership with RTP, and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines; (2) Sports, including a football app, a surf app, and specific sports channel applications such as the BenficaTV app and the SportTV app; (3) Music, including MusicBox, a multiscreen music streaming service; MEO Radios, a radio streaming service, and MEO Karaoke, an application that offers MEO customers the possibility to subscribe and sing a wide catalogue of local and international hits; (4) Kids, including an all encompassing childrens portal where kids can access channels, VoD content, music clips, karaoke, games and tailored educational content; (5) Convenience, including apps for weather, traffic and pharmacies, and (6) Personal content, including the online photo storage app. In 2012 MEO launched eight new blue button apps, including Sapo Voucher, the first interactive TV app allowing financial transactions and TV advertisement interaction.

Under a clear and strong strategy for content differentiation through interactivity that MEO has been pursuing, in 2012 it launched eight new interactive red button applications over linear channels, featuring an application over one of the most successful youth TV series in Portugal, “Morangos com Açucar”, developed in partnership with TVI. This application, besides giving access to much exclusive and backstage content, also gives fans the possibility to preview episodes for Euro 0.90. In July 2012, MEO also announced the transformation of the most watched local pay-TV channel — SIC Notícias. As a result of a profound content and technological partnership between PT and Impresa, a large media group in Portugal, owning several print publications and SIC free-to-air channel as well as several SIC pay-TV channels, MEO launched a transformed SIC Notícias whereby the channel re-emerged as a completely interactive channel — an exclusive experience for MEO customers. Several of these apps were made available on multiscreens, including TV, PC, tablet and smartphone.

MEO continued to innovate in 2012, by giving life to the two other color buttons on the remote control, the green button and the yellow button. On the green button MEO launched “MEO Kanal”, a service that brings the social network experience to the TV and thus creates a network effect on a pay-TV service, allowing customers to produce, edit and share multimedia content on television, through their own TV channel. On the yellow button MEO launched a “MEO Get MEO” application that leverages on its extensive customer base to recruit new customers. Additionally, already in January 2013, MEO launched the automatic recording feature, which allows customers to watch programmes that were broadcasted in the prior seven days. This feature leverages on MEO’s automatic network PVR and is available free-of-charge upon subscription.

In January 2013, in line with PT’s strategy for the residential and personal segment which focuses on the fixed-mobile and services convergence, PT presented the new MEO, with a rebranding and the launch of PT’s first quadruple play offer: M4O, a truly fixed-mobile convergent service, including pay-TV, broadband, fixed and mobile telephone. Consistent with the convergence trends — offering pay-TV, broadband, fixed and mobile telephone under the same brand — MEO will assume a new positioning, moving from a triple-play offer based on a new TV experience, to become a brand that offers an integrated service bundle of telecommunications and entertainment.  The M4O offers 85 TV channels, 100 Mbps broadband speed, unlimited calls and two to four mobile SIM cards including free of charge calls and SMS to all wireline and wireless networks, on the back of PT’s 3G and 4G/LTE networks. The new MEO builds its new positioning based on three concepts: (1) simplicity, as a single mobile network to talk freely and without barriers to all networks in Portugal; (2) convenience, as a single brand for voice, internet, and TV inside and outside the home, on the move, with a single commercial contact point and a single

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customer care centre, and (3) economy, as the concentration of all services under MEO’s brand allows PT to transfer the subsequent economies of scale to its customers, allowing immediate savings. MEO’s M4O bundle, leveraged on PT’s services convergence, enables a unique customer experience reflected in the: (1) billing, through a single invoice and value for the entire family, allowing total cost control; (2) self-care, with an integrated online portal for all products and services; (3) CRM, allowing for an integrated customer view, and (4) sales, giving PT’s customers an integrated experience online and at the stores. The offer M4O allows all families to have access to more services and of superior quality, for a monthly fee of Euro 79.99, including two mobile SIM cards.

In 2012, service revenues in the Residential segment reached Euro 700 million, up by 4.5% y.o.y. In 4Q12 (+4.9% y.o.y) growth accelerated when compared to 3Q12 (+4.3% y.o.y). In effect the growth rate of service revenues observed in 4Q12 was the highest in the past six quarters. This solid growth was achieved on the back of the continued strong performance of MEO triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a fixed telephone legacy to a triple-play customer base. Operating revenues in the Residential customer segment increased by 4.3% y.o.y in 2012, to Euro 712 million.

MEO’s offer is highly differentiated, more competitive and also more resilient to unfavourable economic conditions and thus continues to deliver solid results. As a result of this success, the weight of non-voice services in Residential stood at 63.4% in 2012 (+4.9pp y.o.y) and the weight of flat revenues stood at 87.2% (+2.1pp y.o.y).

Personal

In 2012, mobile Personal customers, including voice and broadband customers, increased by 1.5% y.o.y, reversing in 4Q12 the trend observed in the previous five quarters (3Q12: -1.1% y.o.y; 2Q12: -1.1% y.o.y; 1Q12: -0.9% y.o.y; 4Q11: -0.5% y.o.y; 3Q11: 0.0% y.o.y). In 2012, mobile Personal customers registered 92 thousand net additions, underpinned by TMN’s solid performance in prepaid (62 thousand in 2012) and postpaid (30 thousand net additions) customers, leveraging on: (1) the strong performance of “e nunca mais acaba” tariff plans; (2) the new positioning of the “Moche” tariff plans, and on (3) the commercial success of the “Unlimited” tariff plans. The flat-fee tariff plans already represented 22.9% of mobile Personal customer base by 31 of December 2012, an increase of 2.9pp y.o.y.

Personal operating data

	2012	2011	y.o.y
Mobile Customers (‘000)	6,024	5,932	1.5%
Postpaid	1,093	1,064	2.8%
Prepaid	4,931	4,868	1.3%
Net additions (‘000)	92	(31)	n.m.
Postpaid	30	42	(30.2)%
Prepaid	62	(73)	185.2%
MOU (minutes)	93	89	5.0%
ARPU (Euro)	8.7	9.7	(10.8)%
Customer	8.0	8.7	(8.8)%
Interconnection	0.7	1.0	(29.1)%
SARC(Euro)	27.9	27.8	0.1%
Data as % of service revenues (%)	33.2	30.9	2.4	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customer demand for increasingly higher bandwidth

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and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV — MEO GO!; music on demand — Music Box; navigation app — TMN Drive, and Cloud PT, which offers 16Gb of cloud storage space for free), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G-LTE, and offering free access to PT’s leading national Wi-Fi network. PT’s Wi-Fi strategy includes automatic subscriber authentication based on SIM Card (EAP-SIM), over-the-air or standard terminal configuration and automatic 3G and 4G-LTE offload to Wi-Fi whenever the device is within Wi-Fi coverage. As such, Wi-Fi clearly complements 3G and 4G-LTE for data coverage, thus increasing customer mobility and satisfaction and ultimately its loyalty.

On March 2012, PT unveiled its 4G-LTE strategy, by launching a mobile broadband offer that structurally changes the market. Currently, PT’s 4G-LTE offering allows: (1) speeds of up to 150Mbps; (2) access to live TV channels, through MEO GO!, and to music streaming service, through MusicBox, and (3) MultiSIM, to share traffic among various devices, including the PC, through a wireless dongle, the tablet and the smartphone, which won “2013 Product of the year” under the “Mobile Tariff with shared access mobile internet” category. As at launch, PT’s 4G-LTE service was available to 20% of the Portuguese population and this coverage was enlarged to 90% of the population by the end of 2012. PT is marketing its 4G-LTE mobile broadband services through the TMN 4G and MEO 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The commercial offers have speeds from 50Mbps to 150Mbps and monthly retail prices that start at Euro 34.99, with a 50% discount for early adopters during a 4 month period under a 24 month loyalty programme, and include the MusicBox service for free. TMN 4G or MEO 4G customers that are also MEO customers have free access to 50 live TV channels through the MEO GO! service. Otherwise the MEO GO! service has a retail price of Euro 7.99 per month. Also in March 2012, as part of a strategic focus on innovation, TMN announced a new mobile payment service, branded “TMN Wallet”, which allows customers to pay small purchases through one of the following: (1) SMS; (2) USSD; (3) NFC — Near Field Communication, and (4) QR code. This service is available for all types of mobile phones, including smartphones, and is currently under a trial period.

Already in January 2013, following the launch of the quadruple play offer with the MEO brand, TMN repositioned its voice and data tariff plans. In the postpaid segment, the unlimited plans now have four different price points, or sizes: (1) the unlimited S, which for Euro 15.9 per month offers 600MB of mobile internet (“internetnotelemóvel”) and unlimited wifi access plus 100 minutes or SMS to all networks; (2) the unlimited M that, offering 1GB of mobile internet and unlimited wifi access plus unlimited onnet voice and SMS and 120 min or SMS for all other networks, is priced at Euro 29.9 per month; (3) the unlimited L, which, priced at Euro 39.9 per month, offers 1GB of mobile internet and unlimited wifi plus unlimited voice and SMS to all networks, and (4) the unlimited XL, which sells for Euro 69.9 per month and offers 5GB of mobile internet and unlimited wifi access on top of all net unlimited voice and SMS. All these plans have included the Musicbox, which otherwise is priced at Euro 4.99 or Euro 6.99 per month, depending on whether it is an existing TMN customer. In the prepaid segment TMN extended the all day version of the “e nunca mais acaba” tariff plan to include unlimited all day voice and SMS for TMN and fixed networks while being able to convert the value of the Euro 20 monthly fee to voice minutes and SMS to other mobile networks. This tariff plan also includes unlimited video calls in the TMN network and can be configured with a 500MB mobile internet option with a selling price of Euro 25 per month. TMN also extended the Moche offering, for customers younger than 25 years, to include 1GB of mobile internet in the case of the monthly fee and if the customer recharges the card with or more than Euro 11 (extended up to May). The Moche tariff plans also include SMS to all networks, thus giving its customers more freedom when compared with other tribal plans. These

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changes in TMN’s tariff structure were a responde to price movements in the market and were aimed at ensuring that TMN continued to be the best buy in the market.

In 2012, customer revenues in the Personal segment declined by 9.1% y.o.y to Euro 561 million. In 4Q12 (-9.1% y.o.y) customer revenues improved when compared with 3Q12 (-11.2% y.o.y), which is a remarkable trend considering the challenging economic backdrop. Monthly recharges decreased 5.8% y.o.y in 2012 and remained volatile throughout the year. Additionally, continuous pricing aggressiveness both in voice and wireless broadband continue to place retail tariffs and customer ARPU under pressure. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of high popularity of fixed broadband, price competition and migration to lower tariff plans, notwithstanding the strong growth of “internetnotelemóvel” revenues leveraged on the increased penetration of smartphones. The interconnection revenues declined 29.3% y.o.y to Euro 48 million, contributing to a total service revenues decline of 11.1% y.o.y in 2012. In effect, as referred to before, MTRs declined throughout 2012 from Euro 3.50 cents in the beginning of 2012 to Euro 1.27 cents as from 31 December 2012. ARPU of the personal segment stood at Euro 8.7 (-10.8% y.o.y) and customer ARPU stood at Euro 8.0 (-8.8% y.o.y). The weight of non-voice revenues in service revenues stood at 33.2% in 2012 (+2.4pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

As referred to before, in January 2013 PT launched M4O, the first truly converged fixed-mobile quadruple-play service including TV, broadband, fixed and mobile telephone with unlimited voice and SMS to all mobile networks. This new converged quadruple-play service is anchored on MEO’s triple-play unique offer and is targeted at differentiating further the mobile services offered in the Personal segment, thus moving away from price competition.

Enterprise

The Enterprise customer segment (B2B segment) includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

During 2012, PT developed and implemented a three-tier approach to the B2B market focused on value added services: (1) Residential+, which makes available to the small offices / home offices fixed and mobile voice and fixed and mobile broadband; (2) Connected+, which provides multi-employee connectivity to small and medium businesses, including mobility solutions for itinerant employees, and simple software solutions, and (3) Integrated+, which provides unified communications, outsourcing of ICT services, application integration, M2M and specific IT/IS solutions, business process outsourcing and IT consultancy, including end-to-end approach to customers by supporting their IT transformation through business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services. Cloud services, including IaaS, SaaS, and PaaS, are available to all tiers by leveraging on strategic partnerships to accelerate access to leading-edge technologies and are hosted in PT’s data centre in Covilhã. Additionally, PT has available integrated pay-per-use vertical solutions designed for specific sectors and / or companies.

In the B2B segment, PT makes available a broad offer of integrated and vertical solutions. PT continues to market the Office-box for SMEs, which allows integrated solutions with one-bill and on a pay-per-employee basis bundling voice and data communication needs: (1) connectivity: mobile and fixed voice and broadband; (2) devices: PCs,

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phones and mobile phones, routers and switches, and (3) mobility: cloud solutions including customised domains, e-mail accounts, hosting site and optional software. Vertical solutions inside the Office-box include clinics, providing access to the Alert software; restaurants, which offers access to the WinRest software and to MEO; Hotels, including access to the Guestcentric online marketing and booking system and to Newhotel, a full hotel management suite. For large corporates, PT makes available: (1) integrated solutions bundling connectivity and IT needs customised with the help dedicated account manager, and (2) Unified Communications  Integrated offering without capex requirements pay-per-employee, which includes voice flat rate, customer equipment and full set of collaboration functionalities.  PT’s secure and innovative cloud offer makes available a broad portfolio of services, including: (1) web services like webhosting, instant website, database hosting and e-mail relay; (2) security services, comprising e-mail security, remote backup, video surveillance and clean pipes; (3) IT resources, including remote desktop, public and private servers, SAP HANA and virtual drive, and (4) applications like the Microsoft Office 365 Pack, the Invoice Xpress, PHC Business FX and easy report. This end-to-end offer has been developed with strategic partnerships thus enabling PT to leverage on its technological skills and integration capacity in key markets in Portugal, Brazil and Africa.

The IT and business process outsourcing for corporate customers is leveraged on PT-SI, which provides an integrated ICT service and IT/IS outsourcing capabilities, and on PT PRO, which allows the provision of BPO and shared services.

As a result of this comprehensive and end-to-end strategy, in 2012 PT continued to transform its business by providing new services and expanding the boundaries of its markets, a trend that is already observed in 2012 results: (1) in the SMEs the weight of non-voice services in revenues increased from 32% in 2011 to 35% in 2012 (41% to 49% in large enterprises) and the revenues derived from convergent customers increased to 57% over the same period (77% for connected+ enterprises), and (2) in large corporates the weight of non-voice services was broadly stable at 67% and the revenues from valued added services, including outsourcing, managed services, IT/IS, BPO and cloud, increased by 5pp to 25%.

In 2012, SME’s continued to be affected by the economic downturn and by difficulties in the access to funding, a trend that continues to lead to an increase in bankruptcies. The corporate segment backdrop was characterised by continued and strong focus on cost cutting by large corporates, which is leading to lower volumes.

In 2012, fixed retail customers of the enterprise segment stood at 1,019 thousand, having declined 68 thousand during the year. This performance reflected mainly 101 thousand net disconnections of fixed lines, which resulted from: (1) the migration of large corporates from classic PSTN/ISDN services to VoIP services, which require less lines per customer; (2) the level of insolvencies in the SME segment, and (3) fixed-to-mobile migration. Broadband and pay-TV net additions increased slightly as a result of upselling additional services to small and medium businesses.

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Enterprise operating data

	2012	2011	y.o.y
Fixed retail accesses (‘000)	1,019	1,087	(6.3)%
PSTN/ ISDN	725	826	(12.3)%
Broadband customers	207	193	7.7%
Pay-TV customers	86	68	26.9%
Retail RGU per access	1.41	1.32	6.8%
Mobile Customers (‘000)	1,514	1,445	4.8%
Net additions (‘000)
Fixed retail accesses	(68)	(30)	(131.3)%
PSTN/ ISDN	(101)	(46)	(119.3)%
Broadband customers	15	2	n.m.
Pay-TVcustomers	18	14	27.8%
Mobile Customers	69	56	23.5%
ARPU (Euro)	23.8	25.8	(7.7)%
Non-voice revenues as % of revenues (%)	50.3	46.4	3.8	pp

Operating revenues of the Enterprise customer segment declined by 8.8% y.o.y to Euro 896 million in 2012, showing a sequential improvement throughout the year (4Q12: -8.1% y.o.y; 3Q12:-8.4% y.o.y; 2Q12: -8.8% y.o.y and 1Q12: -9.8% y.o.y). The revenue performance in the enterprise segment is also being penalised by the economic environment, namely by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects; (2) the large corporate cost reduction initiatives, and (3) the small and medium businesses, which were still showing some resilience in 2011, are now more penalised by the economic and financing context. Notwithstanding the economic backdrop, PT maintained a solid leadership both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above, allowing PT to gain market share in the corporate segment. In effect, in 2012 PT won significant projects and customers, which should translate in revenue performance in 2013. In 2012, non-voice services represented 50.3% of Enterprise retail revenues, up by 3.8pp y.o.y.

Consolidated financial performance in Portugal

In 2012, revenues from Portuguese telecommunications businesses declined by Euro 191 million (-6.6% y.o.y) to Euro 2,701 million. This performance reflected the revenue decline at the Enterprise and Personal customer segments (Euro 86 million and Euro 80 million, respectively), against challenging economic conditions, and lower revenues from wholesale and other, including intragroup eliminations (Euro 54 million), that more than compensated the 4.3% y.o.y increase in the Residential customer segment (Euro 29 million). Wholesale, other and eliminations revenues declined to Euro 405 million (-11.9% y.o.y) primarily as a result of lower revenues associated to: (1) public pay phones; (2) directories business; (3) leased lines and acesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build networks, and (4) termination of national and international traffic, due to lower volumes in certain geographic and non-geographic special services and indirect traffic terminations.

In 2012, revenues in Portugal were also penalised by adverse regulation movements (Euro 36 million), including lower MTRs (Euro 27 million) and roaming (Euro 3 million). Excluding regulation effects, revenues would have decreased by 5.4% y.o.y.

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Against revenue pressure in the Portuguese telecommunications businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and maintain solid margin performance.

In 2012, operating costs excluding D&A and PRBs declined by 5.5% y.o.y (Euro 87 million) to Euro 1,500 million. Wages and salaries declined by 4.2% y.o.y (Euro 11 million) to Euro 242 million, as a result of the reorganisation implemented in 4Q11, a lower level of variable and overtime remunerations and also higher efficiency levels in certain internal processes. Direct costs were down by 4.8% y.o.y (Euro 23 million) to Euro 457 million in 2012, reflecting mainly lower traffic costs at TMN, following the impact of the regulated MTR cuts and lower roaming interconnection costs (Euro 20 million) and also lower costs associated with the directories business (Euro 9 million). These declines were partially compensated by higher costs associated with international traffic (Euro 9 million) and by higher programming costs (+2.1% y.o.y to Euro 123 million in 2012) on the back of continued customer growth and investment in the differenciation of the MEO content offering. Notwithstanding this investment, programming costs per customer declined by 17.7% y.o.y. Direct costs associated with the provision of IT / IS solutions and outsourcing services only increased by Euro 5 million against a backdrop of increased weight of these services in revenues. Commercial costs decreased by 8.2% y.o.y (Euro 26 million) to Euro 292 million in 2012, reflecting: (1) lower marketing and publicity (Euro 12 million), due to a strong focus on cost efficiency; (2) lower commissions (Euro 10 million), which was a solid performance as it was achieved against a backdrop of continued customer growth, thus reflecting lower churn, and (3) lower cost of goods sold (Euro 4 million), due to lower equipment sales, lower subsidies and also lower average cost of handsets as a result of favourable contracts signed with key suppliers. The favourable performance in terms of churn is particularly observed in TV customers, as not only the FTTH has lower churn than ADSL and satellite, but also churn has been coming down across all technologies. Other operating expenses decreased by 5.0% y.o.y in 2012 to Euro 509 million, explained by lower maintenance and repairs, following the rollout of PT’s FTTH network, and lower support services. Structural costs benefit of the FTTH and 4G-LTE networks and the extensive field force transformation programme continue to be visible with improved quality of service and lower cost structure.

In 2012, EBITDA in Portugal stood at Euro 1,201 million (-8.0% y.o.y) with a solid margin of 44.5% (-0.7pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 194 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 171 million, while EBITDA only declined by Euro 105 million as a result of lower operating expenses that stem from context measures but also from the fact that new technologies are more cost efficient.

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Portuguese telecommunications businesses financial information	Euro million

	2012	2011	y.o.y
Operating revenues	2,700.5	2,892.0	(6.6)%
Residential	711.7	682.3	4.3%
Service revenues	700.1	670.2	4.5%
Sales and other revenues	11.5	12.0	(4.4)%
Personal	688.1	768.4	(10.4)%
Service revenues	609.3	685.4	(11.1)%
Customer revenues	561.4	617.7	(9.1)%
Interconnection revenues	47.9	67.7	(29.3)%
Sales and other	78.8	83.0	(5.0)%
Enterprise	896.0	982.1	(8.8)%
Wholesale, other and eliminations	404.7	459.2	(11.9)%
Operating costs	1,499.8	1,586.5	(5.5)%
Wages and salaries	241.8	252.5	(4.2)%
Direct costs	457.1	480.3	(4.8)%
Commercial costs	292.2	318.3	(8.2)%
Other operating costs	508.7	535.4	(5.0)%
EBITDA (1)	1,200.7	1,305.5	(8.0)%
Post retirement benefits	51.8	53.9	(3.9)%
Depreciation and amortisation	681.2	703.2	(3.1)%
Income from operations (2)	467.8	548.4	(14.7)%
EBITDA margin (3)	44.5%	45.1%	(0.7	)pp
Capex	555.5	647.0	(14.1)%
Capex as % of revenues	20.6%	22.4%	(1.8	)pp
EBITDA minus Capex	645.3	658.5	(2.0)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues.

In 2012 capex stood at Euro 555 million, reflecting significant customer growth, namely in triple-play. Customer related capex stood at Euro 180 million in 2012 (-2.5% y.o.y), representing 32% of total capex in Portugal. The decline in customer capex was particularly observed in 2H12 (3Q12: -12.3% and 4Q12: -23.5%) as in 1H12 customer growth was strong, reflecting a more favourable environment. The decline in customer capex reflects: (1) lower unitary equipment costs; (2) lower net adds, and (3) lower churn across the pay-TV and broadband services. In 2012, infrastructure capex was down by 27.0% to Euro 266 million (-42.2% y.o.y to Euro 89 million in 4Q12), explained by the strong investments made during the last years, namely in the 2008-2011 period, in the deployment of the FTTH network, in the modernisation of the 2G network already 4G-LTE enabled, and in the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G-LTE network. Capex excluding customer related capex and infrastructure capex stood at Euro 109 million (+12.1% y.o.y) reflecting primarily the investment in the buildout of PT’s data centre in Covilhã.

EBITDA minus capex in 2012 was down 2.0% y.o.y to Euro 645 million. Going forward, and particularly in 2013, PT’s Portuguese telecommunications businesses capex will continue to decline, notwithstanding the investment in the data centre, as PT’s FTTH rollout and the full rollout of PT’s 4G-LTE networks is concluded. Capex in the Portuguese telecommunications businesses should decline by more than Euro 50 million in 2013, when compared to 2012.

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International Businesses

Oi

Oi has reorganised its business units in order to move its focus from product to customer segments, having defined three main customer segments and priorities: (1) residential: aiming at leveraging the largest residential customer base in Brazil; (2) personal mobility: aimed at improving the competitiveness to expand market share, particularly in postpaid and in mobile data, and (3) corporate and SMEs: focused on maintaining the leadership position in the segment and penetrate new markets. As part of Oi’s reorganisation, the company is also implementing a more active commercial strategy, including establishing regional commercial structures and restructuring its distribution network and stepping up investments in network, technology and innovation.

In 2012, Oi’s revenue generating units (RGUs) stood at 74,339 thousand, up by 6.7% y.o.y, including: (1) 18,337 thousand residential RGUs (+3.0% y.o.y); (2) 46,305 thousand personal mobile customers, which grew by 7.0% y.o.y, and (3) 8,971 thousand enterprises RGUs, up by 14.3% y.o.y.

Oi operating data

	2012	2011	y.o.y
Residential RGUs (‘000)	18,337	17,810	3.0%
Fixed lines	12,478	13,046	(4.4)%
Fixed broadband	5,102	4,412	15.6%
Pay-TV	757	351	115.7%
ARPU (R$)	69.2	65.0	6.2%
Personal Mobility RGUs (‘000)	46,305	43,264	7.0%
Prepaid customers	39,832	37,978	4.9%
Postpaid customers + Oi controle	6,472	5,285	22.5%
Enterprises RGUs (‘000)	8,971	7,848	14.3%
Fixed lines	5,422	5,083	6.7%
Broadband	594	523	13.6%
Mobile	2,955	2,242	31.8%
Other (‘000)	727	771	(5.7)%
RGUs (‘000)	74,339	69,693	6.7%

In 2012, in the residential segment, Oi showed a continued deceleration in the trend of line loss (1Q12: -7.8% y.o.y; 2Q12: -6.2% y.o.y; 3Q12: -5.0% y.o.y, and 4Q12: -4.4% y.o.y), a steady growth of fixed broadband accesses (+15.6% y.o.y in 2012 to 5,102 thousand) and an aceleration of pay-TV growth with pay-TV customers reaching 757 thousand (+115.7% y.o.y). This performance continues to confirm the turnaround of the historical wireline trends, which is being underpinned by the strengthening of convergent offers and increased broadband speeds, which bolster the loyalty of wireline customers, leading to residential ARPU growth. The penetration of broadband and of pay-TV in residential fixed lines stands at 40.9% and 6.1% (up by 7.1pp and 3.4pp in 2012, respectively). The average broadband speed in Oi’s residential customer base stood at 3.1 Mbps, as 31 of December 2012, which compares to 2.5Mbps in December 2011, reflecting that 31% (+7pp y.o.y) and 14% (+3pp y.o.y) of Oi’s broadband customers have speeds above 5 Mbps and 10 Mbps, respectively.

During 2012, Oi continued to invest in its pay-TV offer which is now core to its strategy, with the purpose to increase the number for revenue generating units per each unique customer as it increases customer loyalty. As

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referred to before, TV customers increased by 115.7% to 757 thousand at 31 of December 2012 and 6.0% (+3.3pp y.o.y) of Oi’s residential customers already subscribe to pay-TV. As a result of the focus on convergence and double and triple-play, the weight of unique customers that subscribe to more than one service from Oi increased by 6.8pp, to 53.4%. It is worth highlighting that in 2012 Oi doubled the percentage of the customer base that has loyalty contracts, to 60%. This reflects not only gross adds to Oi’s customer base but also the migration of existing customers to these tariff plans and translates into lower churn. ARPU in the residential segment increased by 6.2% in 2012.

In 2012, Oi’s Residential revenues decreased by 5.0% y.o.y to R$ 9,974 million, showing a strong improvement troughtout the year (4Q12:+2.1% y.o.y; 3Q12: -3.8% y.o.y; 2Q12: -7.6% y.o.y and 1Q12: -11.5% y.o.y), due to the positive contribution of revenue from broadband and pay-TV services, coupled with a significant reduction in fixed line churn. This performance is explained by a more comprehensive offering, which, through converging offers, strengthens the loyalty of wireline customers, leading to residential ARPU growth (6.2% y.o.y).

In the Personal Mobility segment, Oi’s mobile customers stood at 46,305 (+7.0% y.o.y) with net additions of 3,041 thousand in 2012. Oi continued to focus on growth of high value and postpaid customers, on increasing the penetration of data and value added services and improving prepaid profitability. Postpaid customers increased by 22.5% y.o.y, reaching 6,472 thousand customers at the end of 2012, with net additions of 1,187 thousand. The weight of postpaid customers in the Personal Mobility segment increased to 14.0% as at 31 December 2012 (+1.8pp y.o.y). This performance is mainly explained by both increased sales, leveraging on redesigned and streamlined offers and higher capilarity of retail channels, and lower churn, which was achieved on the back of improving the adequacy of the tariff plans to the customer needs and on the back of increasing the weight of customers under loyalty contracts. The main pricing plans in the portfolio are: (1) Oi Conta, which offers unlimited on-net and fixed calls, mobile internet, SMS and wifi access; (2) Oi Smartphone, which includes all services already available in Oi Conta and also a discount in the acquisition of a handset, and (3) Oi Conta Total, a quadruple play service, which combines mobile voice and broadband services and also triple-play services.

Prepaid customers stood at 39,832 thousand in 2012, increasing by 4.9% y.o.y and representing 86.0% of Oi’s Personal Mobility customer base. This performance was underpinned by the focus of Oi’s growth strategy on profitability of the customer base with Oi observing consistent growth in recharges, ahead of revenue growth. During 2012, Oi continued to expand its retail network by increasing the capilarity of the point of sales and also increasing the points of recharging and SIM card distribution, thus bringing additional convenience and proximity to its customers. In November 2012, Oi launched prepaid mobile internet access for tablets and computers and mobile broadband access for laptops, allowing different recharging schemes: daily, weely and monthly, with two different capacities.

In 2012, Oi’s Personal Mobility revenues stood at R$ 9,102 million, having increased by 11.1% y.o.y. Oi’s service revenues increased by 9.0% y.o.y to R$6,276 million, on the back of: (1) higher revenues from monthly fees due to postpaid customer growth; (2) increased traffic revenues underpinned by prepaid customer growth and by the improved quality of prepaid customers, and (3) higher SMS revenues and higher revenues from data and value added services, in line with the strong rollout of 3G services.

Oi’s enterprise customers stood at 8,971 thousand in 2012, increasing by 14.3% y.o.y, driven by growth of fixed lines (+6.7% y.o.y), fixed broadband (+13.6% y.o.y) and by mobile accesses (+31.8% y.o.y).  Customer growth in the enterprise segment was underpinned by data growth and the expansion of value added services portfolio. These initiatives are aligned with the strategy to increase its focus on this segment, leveraging on mobile penetration and

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strengthening its IT offering. For the corporate segment, Oi presented Oi Smart Cloud internet portal which works as a virtual store for companies that want to obtain Infrastructure as a Service and to have more information on data centre products and infrastructure.

In 2012, revenues from the Enterprises segment increased by 0.5% y.o.y to R$ 8,510 million. This performance is explained by an increase in revenue from data services in both mobile and wireline segments, offsetting the decrease in wireline traffic.

Oi’s mobile customers stood at 49,259 thousand (+8.2% y.o.y), with net additions of 3,753 thousand in 2012 and gross additions of 25.2 million. In 2012 Oi was focused on growing in the high value segment by improving the reach of its retail channels, simplifying its tariff plans, launching smartphone campaigns and intensifying marketing campaigns. As a result, Oi was the sole operator in the Brazilian market to meaningfully grow share of postpaid (+2.8pp y.o.y to 15.8%).

The initiatives in place to strengthen the distribution channels, such as the increase of own stores, changes in the commissions model and more training of sales agents, also contributed to underpin the operational performance in the last quarters accross all segments. In 2012, Oi expanded its 3G coverage to 73% of the Brazilian urban population, being present in 692 municipalities (+ 420 municipalities and 30 million people in 2012).

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	2012	2011	y.o.y
Residential	9,974	10,501	(5.0)%
Personal Mobility	9,102	8,190	11.1%
Services	6,276	5,757	9.0%
Network Usage	2,337	2,398	(2.5)%
Sales of handsets, sim cards and others	489	36	n.m.
Enterprises	8,510	8,470	0.5%
Other services	556	746	(25.5)%
Pro-forma consolidated net revenues	28,142	27,907	0.8%

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

In 2012, Oi’s pro-forma consolidated net revenues, as prepared by Oi, increased by 0.8% y.o.y to R$ 28,142 million, a growth that was primarily driven by the Personal Mobility segment.

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Oi pro-forma income statement (1)	R$ million, 100%

	2012	2011	y.o.y
Pro-forma consolidated net revenues	28,142	27,907	0.8%
Pro-forma operating costs	19,340	19,141	1.0%
Interconnection	4,414	4,651	(5.1)%
Personnel	2,016	1,884	7.0%
Materials	156	191	(18.3)%
Cost of goods sold	542	232	133.6%
Third-Party Services	8,236	7,607	8.3%
Marketing	475	559	(15.0)%
Rent and Insurance	1,813	1,658	9.3%
Provision for Bad Debts	595	826	(28.0)%
Other Operating Expenses (Revenue), Net	1,092	1,532	(28.7)%
Pro-forma EBITDA	8,801	8,766	0.4%
EBITDA margin	31.3%	31.4%	(0.1	)pp

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

In 2012, EBITDA as reported by Oi, remainded broadly flat at R$8,801 million, included R$ 0.2 billion related to non core gains which in PT account were reclassified below EBITDA. EBITDA margin stood at 31.3%. Operating expenses increased by 1.0% y.o.y to R$19,340 million, as a result of an increase in: (1) third-party services (+8.3% y.o.y), reflected Oi’s strategy to grow in value added services, including TV and fixed and mobile broadband, and focus in the high end of the market, including handset sales; (2) cost of good solds (+133.6% y.o.y), explained by Oi’s return to the handset market, in line with its strategy to focus on the high-value segment, and (3) personnel costs (+7.0% y.o.y), as a result of increased staff levels and reorganisation to create new regional commercial structures, as part of the strategy to improve regional operational performance. Additionally, EBITDA also reflected the decline in interconnection costs (-5.1% y.o.y to R$ 4,414 million), lower marketing expenses (-15.0% y.o.y to R$ 475 million), lower provision for bad debts (-28.0% to R$ 595 million) and lower other operating expenses (-28.7% y.o.y to R$ 1,092 million. This performance of other operating expenses was positively impacted by the gain obtained with the non-reversable sale of a subsidiary that owns approximately 1,200 mobile towers for a total amount of R$ 516 million. This sale is in line with Oi’s strategy of streamlining its balance sheet through the monetisation of non core assets, thus allowing an increased focus on core operations.

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Other international assets

In 2012, other international assets, on a pro-forma basis, increased their proportional revenues by 22.8% y.o.y to Euro 547 million and grew EBITDA by 22.1% y.o.y to Euro 263 million, as a result of a solid operational and financial performance by the majority of PT’s international assets, notwithstanding a high level of penetration in some markets and also by positive foreign exchange effects.

Proportional financial information of other international assets (1)	Euro million

	2012	2011	y.o.y
Operating revenues	547.1	445.7	22.8%
EBITDA (2)	263.3	215.6	22.1%
Depreciation and amortisation	57.8	47.5	21.7%
Income from operations (3)	205.5	168.1	22.3%
EBITDA margin (4)	48.1%	48.4%	(0.2	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) EBITDA margin = EBITDA / operating revenues

Highlights of main assets in Africa and Asia (2012) (1)	Million (financials)

	Stake	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel, Angola (2) (4)	25.00%	2,043	14.5%	1,186	18.1%	58.1%	1,590	923
MTC, Namibia (3) (4)	34.00%	1,901	18.2%	904	12.4%	47.5%	180	86
CVT, Cape Verde (3) (4)	40.00%	8,336	(9.6)%	4,114	(5.3)%	49.4%	76	37
CST, S.Tomé &Principe (3) (4)	51.00%	293,723	0.4%	73,061	3.5%	24.9%	12	3
CTM, Macao (2)	28.00%	4,922	23.7%	1,359	3.5%	27.6%	480	132
Timor Telecom, East Timor (3)	41.12%	75	12.4%	42	12.4%	55.8%	58	32

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 2012, Unitel’s revenues and EBITDA, in USD, increased by 14.5% y.o.y to USD 2,043 million and by 18.1%  y.o.y to 1,186 USD million. In 2012, Unitel posted strong operational and financial figures on the back of successful campaigns aimed at promoting voice usage and increasing penetration of mobile broadband. Unitel also launched several initiatives targeted at strengthening its distribution channels and improving the quality of its network.

In 2012, MTC’s revenues and EBITDA increased by 18.2% y.o.y and by 12.4% y.o.y, reaching NAD 1,901 million and NAD 904 million, respectively. EBITDA margin stood at 47.5%. Data revenues accounted for 22.9% of service revenues, amongst the highest in the African continent. In 2012, MTC focused its marketing efforts and commercial activity on: (1) launching 4G services; (2) developing campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman. MTC’s higher capex in 2012 reflected investments in the African submarine cable, optical fibre and 4G which should translate into future growth.

In 2012, CVT’s revenues decreased by 9.6% y.o.y to CVE 8,336 million, while EBITDA decreased by 5.3% y.o.y to CVE 4,114 million. EBITDA margin stood at 49.4%. Revenues and EBITDA were impacted by the implementation of the international accounting rule IFRIC12. Excluding these effects, revenues would have decreased by 1.4% y.o.y, while EBITDA would have decreased by 3.4% y.o.y. Revenues and EBITDA were primarily impacted by the adverse evolution of wholesale revenues (-11.2% y.o.y). In 2012, both mobile and fixed revenues were positively impacted by data revenue growth. During 2012, CVT launched several commercial offers, both in mobile and fixed, aimed at promoting usage and customer loyalty, including: (1) new broadband offers based on 3G services; (2) Powa Swag -

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youngesters pricing plan; (3) Grilo ao Segundo - new all net pricing plan, and (4) international vouchers. Broadband and IPTV customers, represent 27.8% and 9.8% of the fixed line customer base, respectively.

In 2012, CST’s revenues and EBITDA increased by 0.4% and 3.5% y.o.y to STD 293,723 million and STD 73,061 million, respectively. EBITDA margin stood at 24.9%. In 2012, CST launched its 3G service. Penetration of mobile services in São Tomé e Principe now stands at circa 72% (+3pp y.o.y).

CTM’s revenues and EBITDA in 2012 increased by 23.7% and 3.5% y.o.y to MOP 4,922 million and MOP 1,359 million, respectively. EBITDA margin was 27.6%. Revenue growth was driven by an increase in equipment sales. Data revenues represented 26.1% of mobile service revenues. In 2012, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 2012, Timor Telecom’s revenues and EBITDA stood at USD 75 million (+12.4% y.o.y) and USD 42 million (+12.4% y.o.y), respectively. EBITDA margin was stable at 55.8%. At 31 of December 2012, Timor Telecom reached 629 thousand mobile customers. Data revenues accounted for 16.8% of mobile service revenues. In 2012, Timor Telecom launched new pricing plans with more competitive tariffs and several voice and data stimulation campaigns, with positive results on usage levels and revenue generation and also strengthened its distribution network.

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Employees

Employees data

Number of employees	2012	2011	y.o.y	y.o.y %
Portugal	11,359	11,180	179	1.6%
Telecommunications	7,637	7,535	102	1.4%
Other businesses	3,722	3,645	77	2.1%
Brazil	57,177	59,621	(2,444)	-4.1%
Telecommunications - Oi	9,412	7,892	1,520	19.3%
Other businesses	47,765	51,729	(3,964)	-7.7%
Other geographies	1,567	1,546	21	1.4%
Group employees	70,103	72,347	(2,244)	-3.1%

Annual average cost per employee (Euro)(1)
Portugal	33,648	34,096	(1.3)%
Telecommunications	31,913	34,375	(7.2)%
Brazil	11,689	11,757	(0.6)%
Telecommunications - Oi	28,677	28,277	1.4%
Group	15,407	15,419	(0.1)%

(1) In 2011the annual average cost per employee in Brazil was annualised.

As at 31 December 2012, PT’s employees decreased by 3.1% y.o.y to 70,103, of which 16.2% were in the Portuguese businesses. The total number of employees decreased 2,244, reflecting primarily the decrease of 2,444 employees in Brazil.

In 2012, the annual average cost per employee in PT’s Group remained flat at Euro 15,407.

Portuguese businesses

In the Portuguese businesses, the total number of employees increased by 1.6% y.o.y to 11,359, as a result of the retention of young talents (Trainees) and Operational and Commercial Teams.

In 2012, the annual average cost per employee, in the Portuguese telecommunications businesses, decreased by 7.2% to Euro 31,913 due to lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in 4Q11.

With the objective of rejuvenating its workforce, PT has a structured recruitment process for young talents — Trainees - the best students from the best Portuguese universities — and Operational and Commercial Teams.

In 2012, 100 students were integrated in the Trainees program and 270 in the Operational and Commercial Teams. This is a two year program that involves about 50 departments of the company and has a very close monitoring by the management team.

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Focusing on resident talents, PT reinforced its retention programmes, on two perspectives:

•                  Developing future leaders;

•                  Retaining specific know-how.

During 2012, the program roll out was implemented for 1,000 high potential employees, across the different career layers. The development actions are going to be defined and implemented during 2013.

Regarding the development of leadership competencies, during 2012 PT sponsored an executive training program for second and third line directors, following the experience of 2011. This initiative involved 60 employees with key responsibilities within the group and the main objective was to strengthen the team’s culture on topics such as leadership, innovation and change.

Over the last three years, the academic training of employees has evolved into a slightly higher training level.

Oi

As at 31 December 2012, the total number of Oi´s employees increased by 19.3% y.o.y to 9,412, as a result of of opening of Own Sales Channels and also because of the implementation of Business Process Outsourcing.

In 2012, Oi’s annual average cost per employee increased by 1.4% to Euro 28,677 due to the same reasons mentioned above.

The main objective is to motivate the team every day to do its best to contribute to meeting the Oi’s needs and achieving success. Oi works with Career Management, whose main tools are the free internal recruiting process and a strategy for professional advancement, which, besides guiding self-knowledge and development, shows a path towards a good career plan.

The development programs are geared to different publics and cover all employees. In this context, there are tracks for development of technical competencies, development of leadership, e-learning programs, contract training, on-demand training, continuing education and online courses of English. The corporate programs are designed for employees across all levels.

Special efforts were promoted, including the development of technical competencies and actions to promote continuing education. In 2012, the total number of training hours covering these areas amounted to 300.407 hours.

The training programmes, include development of technical competencies and the update of operational teams on technology upgrades, includes e-learning programmes that totalled 48.186 training hours.

Oi has a strategy for continuous development of its managers: the “Academia de Liderança”. This initiative aims to promote and consolidate the culture focused on services, applying a learning methodology that prepares to manage teams, on a daily basis, and implement attitudes that drive growth. Besides, Oi started “Leadership for New Managers” course, where all the Managers (came from internal or external replacement) are trained in order to care about their role, developing behavioral aspects for people management and also how to applied them in the company’s procedure.

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Capital markets

Shareholder remuneration

PT returned in 2012 Euro 557 million to shareholders, through a combination of the following:

•                  Interim ordinary dividend related to fiscal year 2011 of Euro 0.215 per share, declared on 15 December 2011 and paid on 4 January 2012; and,

•                  Ordinary dividend related to fiscal year 2011 of Euro 0.435 per share, paid on 25 May 2012.

Annual dividend per share — dividend paid

* Subject to Shareholder´s approval at the AGM.

On 27 June 2012, PT announced a new shareholder remuneration policy for fiscal years 2012 to 2014, comprising of an annual cash dividend of Euro 0.325 per share and a share buy-back programme of Euro 200 million for the three-year period, equivalent to an additional Euro 0.225 per each outstanding share.

As at 31 December 2012 and as at the date of this report, PT had for accounting proposes 41,483,905 own shares, including: (1) 20,640,000 own shares held through equity swaps at PT SGPS, S.A., and (2) 20,843,905 own shares held through the 23.3% stake in PT’s 89,651,205 shares acquired by Oi. As at 31 December 2012, PT’s total number of shares outstanding was 855,028,595. Total shares issued stood at 896,512,500.

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Shareholder structure

At the end of 2012, the holdings of the qualified shareholders represented circa 60% of PT’s share capital, as follows:

Institutions	No. of shares	% of capital	% of voting rights
Espirito Santo Group	90,268,306	10.07%	10.07%
RS Holding, SGPS, S.A.	90,111,159	10.05%	10.05%
Telemar Norte Leste, SA	89,651,205	10.00%	10.00%
Caixa Geral de Depósitos Group	56,909,791	6.35%	6.35%
Norges Bank	44,442,888	4.96%	4.96%
UBS AG	42,024,498	4.69%	4.69%
Visabeira Group	23,642,885	2.64%	2.64%
BlackRock Inc.	21,025,118	2.35%	2.35%
Controlinveste Comunicações	20,419,325	2.28%	2.28%
BarclaysGroup (1)	19,525,168	2.18%	2.18%
Wellington Management Company	18,409,822	2.05%	2.05%
Ontario Teachers’ Pension Plan Board	18,000,000	2.01%	2.01%

(1) On 28 January 2013, PT further disclosed Barclays has reduced its holding and a long position corresponding to less than 2% of PT’s share capital and voting rights.

PT has a diversified shareholder base, with approximately two thirds of its share capital being held by foreign shareholders, mainly in Continental Europe and North America (USA and Canada), wich represents 31.0% and 18.5%, respectively, of the total shareholder base. The Portuguese market represents 31.6% of PT’s outstanding capital.

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Share performance

The year 2012 was characterised by a global economic slowdown. In the Eurozone, the uncertainty associated with the sovereign debt crisis was the key factor in market’s negative performance in 2012, also affecting the telecom sector, which underperformed general markets. This uncertainty generated a climate of significant instability in the financial markets that resulted in an increase in aversion to risk.

In the first half of 2012, the yields of the southern European countries reached new peaks due to the spillover of the financial crisis to other economies in the region, even though a reduction of the risks faced by the Eurozone were visible. The reduction of the risks faced by the Eurozone, visible as from the second half of 2012, can be explained by several policies put in place by Europe’s policy setters and the European Central Bank.

Sovereign bond yields - Selected Economies

Source: Bloomberg

Bonds 10yrs	Price (Euro)	Maximum	Minimum	Performance (%)
Portugal	7.011	17.393	6.934	-47.5
Spain	5.265	7.621	4.85	3.5
Italy	4.497	7.159	4.394	-36.7
Ireland	4.525	8.481	4.399	-46.3
Germany	1.316	2.056	1.167	-28.0

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Source: Bloomberg

In this challenging context of market volatility, during the first half of 2012 PT shares were also pressured by CDS evolution, showing an improvement in the second half of the year.

PT shares fluctuated between a minimum of Euro 3.003 and a maximum of Euro 4.558, closing the year at Euro 3.749. Around 872 million PT shares were traded in 2012, equivalent to a daily average of 3.8 million shares.

In 2012, PT ADRs close the year at US$ 4.98, with an average of approximately 398 thousand traded daily on the New York Stock Exchange. The number of ADRs outstanding at the end of 2012 was 36.2 million, of which 29.0% were owned by the top 5 institutional shareholders.

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PT share price and PT CDS 5Y

Source: Bloomberg

PT’s total shareholder return in 2012 stood at -5.4%, which compares to - 4.1% and -16.2% of DJ Stoxx Telecom Europe (SXKP) and DJ Stoxx Telecom Euro (SXKE) indexes, respectively. In 2012, PT outperformed its benchmarket index for the Euro area.

Total shareholder return in 2012

Source: Bloomberg

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In 2012, among the major financial markets, the DAX registered the best performance (+29.1%), followed by the Nasdaq (+15.9%) and CAC (+15.2%). The PSI-20 index registered an increase of 2.9%, one of the owerest performances in Europe, reflecting the financial crisis and economy weakness in Portugal.

Source: Bloomberg

Bond performance

The key credit strength of PT in 2012 continued to be its ability to sustain solid competitive positions in the key markets, both fixed and mobile businesses, in Portugal and in its international operations. In 2012, PT continued to invest significantly in advanced networks and infrastructures and in the transformation of the business model towards data and triple play. Notwithstanding this, capex declined by 14.1% in Portugal. In 2012, PT also continued to implement cost cutting programmes.

In 2012, PT maintained a solid liquidity position, given its significant level of cash, its debt profile (with an average maturity of approximately 6 years as of the year-end) and the additional flexibility provided by its committed stand-by lines and underwritten commercial paper lines.

Rating

In 2012, Fitch has confirmed the long-term rating on PT at BBB, with negative outlook. Fitch does not apply a direct or linear correlation between sovereign and corporate ratings for issuers in pressured Eurozone countries. The sovereign rating of the Republic of Portugal assigned by Fitch is BB+.

On the other hand, as per Moody’s and Standard & Poor’s (S&P) methodology, companies’ ratings are restricted by sovereign rating.

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On 21 January 2012, S&P downgraded PT’s long-term rating from BBB- to BB+, with a negative outlook, following the downgrade of the Republic of Portugal´s sovereign rating on 13 January 2012 to BB with a negative outlook. On 11 February 2013, S&P announced the downgrade of PT’s long-term rating to BB, with a negative outlook.

On 13 February 2012, Moody’s downgraded the Republic of Portugal´s sovereign rating to Ba3 with a negative outlook and on 13 April 2012, Moody’s announced the downgrade of PT’s long-term rating from Ba1 to Ba2, with a negative outlook.

Bonds

On 26 July 2012, PT issued notes in the Portuguese market for the general public, amounting to Euro 400 million, with a maturity of 4 years and a coupon rate of 6.25%.

On 17 October 2012, PT, through its wholly-owned subsidiary PT International Finance BV, issued a Euro 750 million Eurobond, with a maturity of 5.5 years and a coupon rate of 5.875%.

In 2012, the performance of PT’s bonds was again significantly influenced by the market perception on Portuguese sovereign’s creditworthiness and euro zone financial and political situation, which affected the perceived credit risk of corporates, especially the ones exposed to countries under financial stress. PT’s credit spreads have fluctuated until May and significantly decreased afterwards. In any case, PT’s credit spreads have been substantially lower than the Portuguese sovereign spreads, due to PT’s own financial strength and relevant exposure to different geographic markets.

Source: Bloomberg

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As the value of the conversion option embedded in PT’s exchangeable bonds has been close to zero during 2012, the price of the exchangeable bonds has followed PT credit curve on the relevant tenor, benefiting from the gradual decrease in yields throughout the year and the substantial tightening of PT’s credit spreads after May 2012. Price of these bonds reached its lows in January, at 82%, and a maximum of 102% in December. On 22 May 2012, the exchange price of these exchangeable bonds was adjusted to Euro 8.91, under the terms and conditions of the bonds.

Investor relations activities

PT has a policy of providing its shareholders and other members of the international financial community with clear, transparent, regular and two-way communications.

During 2012, the Company participated in several investor events, including investor roadshows, analyst and investor presentations, one-on-one meetings and conference calls, as well as investor conferences in Europe and in the US.

In 2012, PT held seven roadshows in Europe and in the US, and participated in nine investor conferences, including one conference focused on CSR investing. Additionally, PT held over 450 meetings and conference calls with analysts and investors.

In October 2012, PT hosted in Libon a Technology & Innovation Conference, which included presentations by PT’s leadership team, live demos of PT’s most innovative solutions organised in thematic areas and presentations by a number of leading-edge Portuguese technological partners. This event was an exceptional opportunity to meet PT’s leadership team and to ascertain how PT is leveraging investments in state of the art technologies, future proof networks and innovation roadmaps for both the B2C and B2B market segments.

PT was able to meet in Lisbon investors controlling more than one trillion dollars and more than 80 market participants. This event was also open to PT’s employees and to the general public, reaching an impressive 5,200 attendees in total.

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09

Main events

Events of the year

Shareholder remuneration

30. March.12 | PT announced that its Board of Directors proposed a dividend per share of Euro 0.650 in relation to fiscal year 2011. Considering the advance of profits of Euro 0.215 per share in January 2012, each issued share should be paid Euro 0.435 in May 2012. This proposal was subject to approval at the Annual General Meeting.

27. April.12 | PT’s shareholders approved at the Annual General Meeting held on 27 April 2012 the application of the 2011 net income of Euro 342,259,821 and of reserves in the amount of Euro 232,522,984.50 contained in results carried forward as follows:

•                  Payment to the Shareholders, in addition to the advance of profits made in December 2011, of the overall amount of Euro 389,982,937.50, corresponding to Euro 0.435 per share in respect of the total number of issued shares. As such, and taking into account the amount corresponding to the advance of profits made in December 2011 and paid in January 2012, the Shareholders approved that the total sum to be paid in respect of the 2011 fiscal year was fixed in Euro 582,733,125, corresponding to a unit amount of Euro 0.65 per share.

27. June.12 | PT announced that, in light of current macroeconomic environment and financial market conditions, its Board of Directors decided to adopt a more prudent financial strategy to enhance the Company’s financial flexibility through increased debt reduction and extension of debt maturities. The Board of Directors approved:

•                  for fiscal years 2012 to 2014, a shareholder remuneration policy comprising an annual cash dividend of Euro 0.325 per share and a share buy-back programme of Euro 200 million for the three-year period, equivalent to an additional Euro 0.225 per each outstanding share.

Corporate bodies

29. February.12 | PT announced that Jorge Humberto Correia Tomé resigned from his office as non-executive member of the Company’s Board of Directors.

27. April. 12 | PT announced the appointment of Zeinal Bava as Chief Executive Officer (CEO) and Luís Pacheco de Melo as Chief Financial Officer (CFO), for the 2012/2014 term of office, at the meeting of the Board of Directors, following the Annual General Meeting of Shareholders and also the appointment of the Executive Committee.

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Debt

21. January.12 | S&P announced its review of the credit rating attributed to PT, downgrading the long-term rating from BBB- to BB+, with negative outlook, and the short-term rating from A-3 to B.

13. April.12 | Moody’s announced its review of the credit rating attributed to PT and the ratings of its fully owned subsidiary PT International Finance B.V, downgrading the long-term rating from Ba1 to Ba2. The outlook remains negative.

23. May.12 | PT informed that the exchange price and the threshold amount of PT International Finance B.V. Euro 750,000,000 4.125% Exchangeable Bonds due in 2014 (ISIN XS0309600848, Common code 030960084) and exchangeable into ordinary shares of PT (the Bonds) were adjusted in accordance with Condition 6.2(c)(i) of the Bonds.

Following the ex-dividend date of the second component of the dividend relative to fiscal year 2011 amounting to Euro 0.435 per share, and effective on 22 May 2012, the exchange price is Euro 8.91 and the threshold amount is Euro 0.4414. Thus, each holder of a Bond in a principal amount of Euro 50,000 will be entitled to receive 5,611 shares of PT SGPS, S.A. upon exercise of Exchange Rights, under the Terms and Conditions of the Bonds.

27. June.12 | PT announced that, in light of current macroeconomic environment and financial market conditions, its Board of Directors has decided to adopt a more prudent financial strategy to enhance the Company’s financial flexibility through increased debt reduction and extension of debt maturities. The Board of Directors approved:

•                  the launch of a Public Bond Subscription Offering in the Portuguese market for the general public, denominated ‘‘PT Fixed Rate Bonds 2012/2016’’. The bonds have a four-year term and receive a fixed interest rate of 6.25% (Gross Nominal Annual Rate) per year, to be paid semiannually. The initial offer size was Euro 250 million, which could be increased by the issuer during the offering period.

29. June.12 | PT announced the renegotiation of its largest credit facility having extended its maturity from March 2014 to July 2016. This credit facility will now amount to Euro 800 million.

13. July.12 | PT informed that it has decided to increase the original maximum amount of the Aggregate Nominal Amount of the issue of the 6.25% per annum (Gross Nominal Annual Rate) Notes, under the €7,500,000,000 Euro Medium Term Note Programme, to Euro 400 million, in accordance to the option set forth in paragraph 4 of the issue’s Final Terms.

24. July.12 | PT informed that the global demand of the Public Bond Subscription Offering in the Portuguese market for the general public, denominated “PT Fixed Rate Bonds 2012/2016” reached Euro 490 million. The original offer size was Euro 250 million, which has been increased on 13 July 2012 to Euro 400 million, in accordance to the option set forth in paragraph 4 of the issue’s Final Terms. As such, the demand for the PT bonds surpassed the final offer size in 22.5% and almost doubled (96% higher) the original offer size. The settlement occured on 26 July 2012.

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10. October.12 | PT announced that it enhanced its financial flexibility by successfully completing the issuance of a Euro 750 million Eurobond with a maturity of 5.5 years, through its wholly-owned subsidiary PT International Finance BV. The coupon of this issue will be 5.875%.

Meo

4. June.12 | PT announced that Meo, its pay-TV service, achieved leadership in the triple-play market (customers that subscribe to fixed voice, fixed broadband and pay-TV through a single operator) in less than four years after having launched its service on a nationwide basis in April 2008.

17. December.12 | PT announced that it had achieved one hundred million customers, which represents a strategic milestone for the company.

Oi Group

27. February.12 | PT announced that the general meetings of the companies constituting the Oi group,  approved Oi’s corporate simplification. Following this approval the current corporate structure constituted by Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”) and Brasil Telecom S.A. (“BRT”) was integrated in BRT, which would be renamed Oi S.A., and would have only two share classes (common shares, ON, and preferred shares, PN). These shares would be traded in the Bovespa and in the NYSE, through an ADR programme.

As a result of this approval, the new Oi S.A. will issue 395,585,453 new ordinary shares and 798,480,405 preferred shares and its subscribed capital, fully paid, will be R$ 6,816,467,847.01, divided into 599,008,629 common shares and 1,198,077,775 preferred shares, all nominative and without par value.

5. April.12 | PT announced that Oi’s corporate simplification was successfully concluded having integrated the corporate structure constituted by Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”) and Brasil Telecom S.A. (“BRT”) in BRT, which was renamed Oi S.A. (“Oi”). The new company has only two share classes (common shares, ON, and preferred shares, PN). The new shares traded in the Brazilian Stock Exchange (“Bovespa”) and in the New York Stock Exchange (“NYSE”), through the ADR programme, since 9 April 2012. PT’s total economic position in Oi, direct and indirect, is 23.26%. PT holds a direct stake in Oi of 15.55%.

17. April.12 | PT announced that Oi S.A. disclosed its dividend policy for the period 2012-2015 (fiscal years 2011-2014). The dividend policy approved consists on the payment of a R$ 2.0 billion dividend for each of the fiscal years between 2011 and 2014. The dividend policy also includes the payment of an interim dividend amounting to 50% of total dividend in each year. This dividend policy is subject to market conditions, financial stability of the Company and applicable regulatory and legal dispositions. The announced dividend policy is conditional upon a maximum net debt to EBITDA ratio of 3.0x, including the dividends to be paid for the purpose of this calculation. According to this dividend policy PT is to receive circa Euro 128 million from its direct shareholding in Oi S.A. (15.5% direct stake). In 2012 PT will additionally receive circa Euro 64 million related to the interim dividend payment.

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Sport TV

20. December.12 | PT announced that reached an agreement on a number of transactions that will allow PT to have a 25% stake in a joint-venture that will combine Sport TV Portugal S.A. (“Sport TV”), Sportinveste Multimédia SGPS, S.A. (“SIMM”) and P.P. TV - Publicidade de Portugal e Televisão, S.A. (“PPTV”). PT will contribute its 50% stake in SIMM and invest, through a rights issue in Sport TV, a net amount of up to Euro 21 million. Following these transactions, Sport TV, which will incorporate PPTV and SIMM, will be owned by Sportinveste SGPS S.A. (“Sportinveste”) (50%), PT (25%) and ZON MULTIMÉDIA - Serviços de Telecomunicações e Multimédia, SGPS, SA (“Zon”) (25%).

Subsequent events

Meo

11. January.13 | PT presented the new MEO, which includes a rebranding and the launch of the first quadruple play offer, a truly fixed-mobile convergent service, including TV, internet, fixed telephone, and mobile telephone: M4O.

CTM

13. January.13 | PT announced that it has entered into a definitive agreement for the sale of its minority equity stake held in Companhia de Telecomunicações de Macau, S.A.R.L. (CTM), representing 28% of CTM’s share capital, to Citic Telecom International Holdings Limited (CITIC Telecom). This agreement provides that PT will receive total proceeds of USD 411.6 million, subject to certain adjustments.

European Commission

23. January.13 | It came to PT knowledge that the European Commission adopted a decision condemning the company, together with Telefónica, S.A. (Telefónica) for infringement of article 101 of the TFEU, with reference to an alleged non-compete commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of PT’s stake in Brazilian operator Vivo. PT was fined Euro 12,290,000.

The abovementioned decision ends an investigation that began in January 2011 in which the European Commission had the opportunity to analyse the relationship between both companies since 1996, not having apparently found other reasons worthy of criticism.

PT has not yet been formally notified of the decision of the European Commission. Nevertheless, PT believes that the publicly announced fine is unjustified and inappropriate to any possible unworthiness of its conduct. PT will consider bringing an action for annulment before the Court of Justice of the European Union once it has the opportunity to examine the full content of the decision and its grounds.

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Oi Group

27. January.13 | PT informed that as part of their strategic relationship and co-operation agreement announced in July 2010, PT, Oi S.A. and Oi S.A.’s controlling shareholders regularly review proposals which may enhance operational performance and governance to extract additional synergies especially in the areas of engineering, network, technology, innovation and services. Contrary to recent press speculation, there are no plans which contemplate PT buying control or making an offer for Oi S.A.

Debt

11. February.13 | S&P announced its review of the credit rating attributed to PT, downgrading the long-term rating from BB+ to BB, with negative outlook, and maintaining the short-term rating at B.

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10

Main risks and uncertainties

PT has defined, as a priority commitment, the implementation of a process to evaluate and manage the risks that might affect its operations and the execution of the business plan and the achievement of the strategic goals defined by the Board of Directors. Such mechanisms are based on an enterprise wide risk management model, which seeks to ensure, inter alia, the implementation of Corporate Governance practices and transparency in the disclosure of information to the market and shareholders.

As a structured approach, risk management is integrated in the Company’s strategic planning and operational management procedures, and relies on the commitment of all employees to adopt risk management as an integral part of their duties, notably by identifying, reporting and implementing risk mitigation measures and behaviours.

Risk Management is sponsored by the Executive Committee in conjunction with the management teams from the various businesses, at national and international level, in such a way as to identify, evaluate and manage uncertainties and threats that might affect the pursuance of the plan and of strategic goals. It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive board members.

As a result of the process that manages risks that might adversely affect PT’s business, the following risks should be highlighted:

Relevant Risks

Strategic Risks	Regulation

PT is subject to the risk of regulatory changes or actions of national, European Union or international regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner.

The Regulation Department is in charge of the management of regulatory risk and must be up to date on new regulations applicable to the sector with an impact on PT. The risk management strategy and response is coordinated between the Regulation Department and the different operational areas.

Within the monitoring of the various risks and opportunities related to regulation, we highlight the following matters: (i) Next Generation Networks; (ii) Network Security; (iii) Retail offers and pricing; (iv) Wholesale reference offers; (v) Universal Service; (vi) Radio-electric spectrum; (vii) Relevant Broadband Markets; viii) Roaming regulation; and (ix) Digital Dividend and (x) Network Security and Resilience.

Additional detail regarding regulation that might impact the company is included in the Regulatory Background chapter of the annual report.

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Competition

There is a possibility of a decline in PT’s revenues due to an increase in competition by other operators or new players in the market, notably through (i) development of new products and services; (ii) aggressive marketing and sales policies; (iii) improvements in product or service quality; (iv) increase in productivity and cost reduction; and (v) re-configuration of the value chain from the customer’s viewpoint.

On the Portuguese market, PT will continue to be a customer-oriented company focused on innovation and execution, managing its business along customer segments aiming at:

(1) Residential: growth of the residential customers supported by the performance of MEO, PT’s innovative pay-TV service, that offers an unique multiscreen experience including: more than 150 live TV channels and exclusive content available on HD and 3D, games, music and video on-demand on multiple equipments, available at home or on a mobile environment. MEO strongly favours differentiation through interactivity, using a marketplace of applications and widgets that cover multiple categories including news, sports and other convenience services including pharmacies and weather. These applications can be customised by the costumers, enhancing the user experience and increasing customer loyalty.

On January 2013, PT launched a new MEO service, the M4O that includes a brand repositioning and offering the first truly convergent quadruple play service that includes TV, internet, fixed and mobile services.

As mentioned during the Technology & Innovation Conference, held in Lisbon during October 2012, based on PT’s consumer tendencies, the strategy for the residential and personal segments significantly rely on the fixed-mobile convergence including services with voice, internet and TV.

PT’s value proposition is based on a convergent strategy for the consumer segment, through MEO and the M4O service, mobile TMN services and a cloud approach on the Corporate and small/medium business supported by PT Data Centers. This strategy strengthens the positioning of PT as a truly convergent and integrated operator in Portugal.

(2) Personal: Develop innovative data and internet access products and convergent services and apps (TV,music,etc.), for the mobile personal supported by a wide portfolio of smartphones including exclusive handsets and competitive mobile broadband services up to 150Mbps using 4G LTE technology. This offering also enables the transparent and automatic terminal configuration from 3G/4G LTE to PT’s leading Wi-fi infrastructure, using EAP-SIM technology further enhancing customer mobility and satisfaction.

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Competition

3) Corporate and Small/medium Business: grow the revenue base beyond connectivity by seizing the ICT opportunity on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation. The value proposition for corporate customers is anchored on the following pillars: i) maximise value from traditional telecommunication services by up selling additional services, including fixed-mobile convergence on fiber to push for VPN, LAN management and video services; ii) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business processes transformation and significant cost reductions to the enterprise customers; iii) leverage on specialisation to seize scale, including focus on outsourcing and BPO , and iv) introduce a business consultancy approach in order to extend the services provided to corporations.

During 2012 PT’s portfolio of products and services was enhanced through the launch of convergent and innovative solutions supported by a state-of-the art mobile, fiber and data center technological infrastructure. This has enabled PT to position itself in a advantaged position regarding its competition, and to respond in a proactive way to any challenge or significant change that might occur from competing operators.

At the international level PT will remain focused on the operational performance of its assets and on the sharing of best practices across the various businesses.The expansion of international operations to multiple geographies is one of the most important catalysts of value creation in the telecommunications sector and PT has been building a relevant portfolio of international operations.

It should also be stressed that these actions are complemented by a constant benchmarking of PT vis-à-vis its competitors’ businesses, in order to ensure leadership and excellence of the offer to its customers.

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Technological Innovation

With a background of quick technological changes of the business sector in which PT operates, the company is subjected to the risk of failing to leverage technological advances and developments in its business model, in order to obtain or maintain competitive advantages.

Innovation continued to be a top priority for PT, given its key role in ensuring sustained growth, particularly in a difficult economic context which forces higher competitiveness in product offering and simultaneously demands a higher efficiency in its development and go-to-market processes.

PT is historically one of the Portuguese companies with a larger volume of investment in R&D. In this field, PT holds strategic assets that allow it to ensure the implementation of innovative projects, including:

•                  PT Inovação: a company aimed at the technological development of the Group’s businesses, in terms of applied research, engineering services and development of innovative solutions and services, both in the domestic and the international market;

•                  OPEN development and innovation program: having as its purpose the implementation of systematised research practices and information processing, involving the whole organisation, for the materialisation of innovative projects;

•                  Strategic planning of network infrastructures and rollout of new technologies, which implies the preparation of reports and periodic analysis on the evolution, standardisation and adoption of new technologies by the sector, including the carrying out of international benchmarks;

•                  Strategic partnerships with technological, equipment and content suppliers and service providers.

In this area we would like to highlight the Technology & Innovation Conference held by PT in October 2012, where PT presented how it is leveraging the investments in state of the art technologies, future proof networks and innovation roadmap for both B2C and B2B market segments. This event included presentations by PT’s leadership team, live demos of PT’s most innovative solutions and presentations by a number of leading-edge Portuguese technological partners.

Additional detail regarding Technological Innovation that might impact the company is included in the Research and Development chapter of the annual report.

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Economic Environment

The international financial crisis may extend the recession at Portuguese and world economy level and delay economic recovery, which might have an impact on the level of product and service demand, and as a result on the level of the operational and financial performance of PT. In this sense, management continuously monitors impacts on the operational and financial performance of PT.

The management team acts proactively in identifying threats and opportunities at the level of the industry, sector and geographies were it is present, in order to diversify the asset portfolio and ensure the growth and profitability of the business.

Financial Risks	Exchange Rates

PT holds financial investments in foreign countries which currency is not the Euro, including Brazil and a few African countries. Exchange rate fluctuations of those currencies against the Euro affect the translation of the results attributable to PT, and therefore impact PT’s results and asset position. Additionally PT is also exposed to exchange rate risks as regards debt in a currency other than Euro.

The Company does not have a hedging policy regarding the value of these Investments; however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Additional detail regarding Exchange Rate risks that might impact the company is included in the Notes of the Financial Statments of the annual report.

Interest Rates

Interest rate risks are essentially related to interest supported on debt undertaken at a variable rate. The growth of uncertainty and volatility in financial markets in general and risk premium in the markets have increased significantly. Financial markets instability and the fluctuation of the interest rate on Portuguese Sovereign debt raise the potential for materialisation of this risk. Therefore, the current conditions of the financial markets might have an adverse effect on PT’s ability to access the capital it needs to support its growth, its strategies, and to generate future financial returns.

Additional detail regarding Exchange Rate risks that might impact the company is included in the Notes of the Financial Statments of the annual report.

PT executes agreements regarding a set of derivative financial instruments so as to minimize the risks of exposure to interest and exchange rate variations. The execution of agreements concerning financial instruments is made after a careful analysis of risks and benefits inherent in this kind of transactions and in consultation with various institutions acting in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the evolution of the financial markets and of the positions held by the Company. The fair value of these derivatives is determined on a regular basis, essentially based on market information, in order to assess the economic and financial implications of different scenarios.

Additional detail regarding Exchange Rate risks that might impact the company is included in the Notes of the Financial Statments of the annual report.

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Financial Risks	Credit

Credit risks relate mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss to the Group. PT is subject to credit risks in its operating and treasury activities.

Credit risks in operations relate basically to outstanding receivables from services rendered to our customers. These risks are monitored on a business-to-business basis, and PT’s management of these risks aims to: (i) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (ii) monitor the evolution of the level of credit granted; (iii) perform an impairment analysis of its receivables on a regular basis; and (iv) assess the market risk where the customer is located.

Risks related to liquid funds result mainly from investments made by the Group with available funds. In order to mitigate this risk, PT’s policy consists in short term investments with various financial institutions, taking into account the relevant credit rating.

Additional detail regarding Exchange Rate risks that might impact the company is included in the Notes of the Financial Statments of the annual report.

Liquidity

These risks may occur if funding sources, such as available funds, operational cash flows and funds obtained through disinvestment, credit lines and cash flows fail to meet existing needs, such as disbursements for operational activities and funding for investment, shareholder remuneration and debt reimbursement.

In order to mitigate these risks, PT seeks to keep a liquidity position and an average debt maturity permitting it to repay its short-term debt and settle its contractual obligation at the same time. Additionally, PT’s capital structure is managed in such way as to ensure that its capacity to pursue its various businesses and maximise shareholder return. PT reviews its capital structure from time to time, taking into consideration the risks associated to each capital class.

Additional detail regarding Exchange Rate risks that might impact the company is included in the Notes of the Financial Statments of the annual report.

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Operational Risks	Infrastructure Capacity

The capacity and availability of network infrastructures are essential features for PT to ensure continued critical operations within high quality parameters, aimed not only at customer satisfaction, but also in compliance with regulatory requirements.

In this way, PT has strongly emphasized the management process of this risk, not only at infrastructure availability and resilience level, but also in the increase of infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases PT’s exposure to the occurrence of breakdowns and incidents. Within this scope, follow-up and risk mitigation actions are carried out as follows:

•                  Securing the telecommunications core network;

•                  Preparation of risk maps for the various technological platforms, identifying dependencies and single failure points;

•                  Definition and implementation of disaster recovery plans;

•                  Implementation of systems and procedures aimed at ensuring determined QoS (Quality of Service) and QoE (Quality of End user Experience) levels;

•                  Investment in new generation networks and preventive maintenance actions;

•                  Investment in information systems to support the activity of technical teams;

•                  Investment in a new state of the art Datacenter in order to ensure the resilience and capacity of the infrastructure.

Increased resilience of the core services of PT, through the work of the Business Continuity should also be highlighted, in particular the companies hability to respond to incidents and disaster in the following areas:

•                  Prevention: Planning and preparation in order to reduce the impact of incidents in the critical processes that support the business;

•                  Emergency Response and Recovery: Business continuity and disaster recovery plans that reduce the time of recovery of critical processes in case of catastrophic events.

Mobile infrastructure was also greatly improved during 2012, with the launch of a new 4G LTE offer, with a planned coverage of 90% of the population by the end of 2012 with speeds of up to 150Mbps.

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Strategic Partnerships

The growth strategy at national and international level is based on a combination of alliances and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by leveraging existing opportunities.

Such alliances are not restricted to a single field, as they include as partners: (i) technology suppliers; (ii) infrastructure and maintenance providers; (iii) R&D experts; (iv) terminal equipments and handhelds suppliers; and (v) content suppliers, among others.

Environmental

Pursuing an appropriate environmental policy has been a concern for PT, in order to reduce the Company’s exposure to environmental damages that might consist in: (i) liability towards third parties for any material damage caused; (ii) liability towards governments or third parties for the cost of waste removal, added by possible compensations.

In this way, PT has reinforced its environmental management principles and actions, thus ensuring the certification of associated systems according to ISO 14001 standard. Environmental management policies and systems cover the following areas of intervention: (i) Resource consumption; (ii) Waste production and routing; (iii) Atmospheric emissions; (iv) Noise and electromagnetic fields; (v) A supplier’s sustainability program; (v) Awareness and training campaigns. Furthermore, it should be stressed that the management models are subjected to periodic audits, both internal and external, and a continuous assessment of any impacts and improvements to beimplemented is also carried out.

Talent Retention

PT’s capacity to obtain and retain talent is a fundamental vector for the pursuance of the Company’s strategic goals, particularly within the competitive context where PT operates, both at national and international level. In this way, the Company has paid special attention to the management of this risk, at the charge of the Human Resources Office, which acts:

•                  In the recruitment of new employees having the profile and knowledge necessary to ensure the key skills required for the present and future development of PT;

•                  In the identification of key-elements of PT, and then implement retention strategies as appropriate for the segments defined for its management.

For additional information on internal controls and risk management please refer to the Corporate Governance Report included in this Annual Report.

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Outlook

PT will continue to be a growth-oriented company, aiming at exploring the full potential of its portfolio of assets, by taking advantage of existing and future opportunities in the telecommunications, multimedia, cloud and IT services. PT aims to continue to leverage convergence opportunities, by bundling traditional voice and data services with new and sophisticated multimedia and IT services, leveraging on PT’s investment in advanced networks, namely FTTH and 4G-LTE, and in cloud solutions. PT intends to continue taking advantage of the growth potential of the Brazilian market and to exploit opportunities in high-growth markets where PT has clear competitive advantages.

Following the restructuring of its Portuguese businesses along customer segments, PT will continue to focus its efforts on the development of fixed-mobile, IT-telecoms, cloud and multimedia convergent products and services and integrated offers aimed at acquiring new customers, improving customer loyalty while decreasing customer retention costs and, ultimately, increasing market share and share-of-wallet. PT will maintain the effort to transform PT’s residential service offering from a fixed telephone legacy to a triple-play customer base, which is more competitive and more resilient to adverse economic conditions due to its distinctive and differentiated features customised to meet customer needs. In the personal segment, PT will continue to contribute to increase the penetration of smartphones, to develop new services and tariff plans and to differentiate further its mobile offering moving away from price competition on undifferentiated services, benefiting from its early deployment of 4G-LTE and leading the roll-out of advanced mobile networks in the Portuguese market. PT will step up its efforts to integrate further its services in the personal and residential segments, thus being able to pass additional synergies on integrated quadruple-play offers to the broad consumer market in a single and unique customer experience. In the enterprises segment, PT will continue to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions, on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation. These offers leverage on PT’s investment in networks, including FTTH and 4G-LTE, and cloud computing solutions, which allow the offering of cloud-based services in partnership with software and hardware vendors. Additionally, PT will continue to invest in innovation, research and development aiming at enhancing its services with new, distinctive and customised features, functionalities and content tailored to meet customer needs. PT will continue to leverage on close partnerships with its suppliers in order to reduce time-to-market and further differentiate its value proposition to its customers. PT will continue to invest to develop further new and more effective access and core networks and platforms, in fixed-line as well as in mobile, aimed at offering increased bandwidth to its customers, and in cloud services aimed at taking further advantage of these networks. Furthermore, PT will continue to rationalise its cost structure through productivity increases and business process reengineering.

PT will continue to be a geographically diversified operator, aimed at offering its shareholders a lower risk profile, reduced dependence on a single market and an improved growth profile. In Brazil, following the strategic partnership established with Oi, which includes the acquisition of a joint control stake in Oi, PT aims to explore further the growth potential of Oi’s assets, leveraging on Brazil’s favourable demographics, economic growth perspectives and penetration upside potential of telecom services, particularly in fixed and mobile broadband and TV, and in leverage fixed-mobile convergence. Additionally, PT also intends to increase its exposure to high-growth markets in Africa by taking full advantage of its existing asset portfolio and partnerships and selectively analyse and explore value-creating opportunities. PT will continue to promote the sharing of best practices amongst all of its

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assets, aiming at ensuring a sustainable competitive position in all markets and getting benefits of scale in terms of access to technology and innovation.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure, including aggressive glide paths for mobile termination rates as well as declining roaming prices. PT will also continue to operate in a context of a European economic instability, particularly in Portugal, that will create additional financial and economic challenges and barriers to the development of its businesses.

PT will continue to contribute to the development of the information society, to promote the info-inclusion of the citizens in all countries where it operates. PT also aims to be a reference in terms of sustainability and will continue to invest in the development of a sustainable business model, embracing policies and developing practices aimed at fully respecting the society and the environment.

PT aims at providing an attractive shareholder remuneration package within the context of the sector combined with improving growth prospects, leveraging on its international exposure to high growth economies and on the optimisation potential of its portfolio.

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12

Statement by the persons responsible

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•                  The management report, the financial statements, the auditor’s opinion and the other financial statements and documents required by law or regulation concerning the financial year ended 31 December 2012 were prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole;

•                  The management report concerning such financial year includes a fair review of the development of the business and the performance and position of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole, including an accurate description of the principal risks and uncertainties that they face.

Lisbon, 14 March 2013

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Alfredo José Silva de Oliveira Baptista, Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

Carlos Alves Duarte, Executive Director

Fernando Magalhães Portella, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

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Gerald Stephen McGowan, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

João Nuno de Oliveira Jorge Palma, Non-Executive Director

Joaquim Aníbal Brito Freixial de Goes, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

José Pedro Cabral dos Santos, Non-Executive Director

Luís Pacheco de Melo, Executive Director

Manuel Rosa da Silva, Executive Director

Maria Helena Nazaré, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Otávio Marques de Azevedo, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

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Pedro Humberto Monteiro Durão Leitão, Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Shakhaf Wine, Executive Director

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13

Activities of the Non-Executive Directors

According to Article Six of the Charter of the Board of Directors, approved in October 3rd, 2008, PT’s Board of Directors has restated the commitment to provide its non-executive members with effective powers to monitor, evaluate and supervise the executive management of the Company.

During 2012, PT’s non-executive directors were allowed to carry out their duties effectively and without constraints of any kind. In this sense, the following activities shall be highlighted:

•                  Besides the exercise of their powers, which were not delegated to the Executive Committee, PT’s non-executive directors carried out their duties of supervising the activity of the executive management, under and for the purposes of Article 407, no. 8 of the Portuguese Companies Code and of Article Six of the Charter of the Board of Directors. In fact, under those rules, the delegation of powers to the Executive Committee does not preclude the legal duty of general monitoring by the non-executive directors;

•                  Pursuant to Articles Five and Six of the Charter of the Board of Directors, PT’s non-executive directors further carried out their supervising duties within the internal committees of this body, i.e.:

•                  Within the Governance Committee, exclusively comprising non-executive directors, and whose powers and activities in 2012 are described in Chapter II, Paragraph II.3. of the Company’s Corporate Governance Report;

•                  Within the Evaluation Committee, consisting mainly of non-executive directors and whose powers and activities in 2012 are described in Chapter II, Paragraph II.3. of the Company’s Corporate Governance Report.

The effective performance of their functions by PT’s non-executive directors was also enhanced by the role of the Chairman of the Board of Directors, who, since March 28th, 2008, has exclusively performed the function of chairman and has ceased to perform executive duties.

This active leadership role of the Chairman is set out in Article Four of the Charter of the Board of Directors and has been performed by the following means:

•                  Monitoring of the activity of the Executive Committee, in order to keep the Board of Directors informed on the performance of the duties delegated on said Committee;

•                  Contributing to the effective performance of the functions and duties of the non-executive directors, ensuring the implementation of the mechanisms necessary to allow them to make decisions in an independent and informed manner, particularly through their duties of coordination of the meetings of the Board of Directors;

•                  Promotion of the work carried out by the specialized committees of the Board of Directors, reinforced by the fact that the chairman performs both the functions of the Chairman of the Governance Committee and those of the Chairman of the Evaluation Committee.

During 2012, PT’s non-executive directors were allowed to perform their duties and activities, particularly through the following practices:

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•                  The Executive Committee giving detailed presentations during the meetings of the Board of Directors, regarding relevant issues concerning the activity developed, granting the non-executive directors with additional information requested and enhancing an in-depth and productive debate regarding the activity of the Company (particularly in what regards to strategic decisions);

•                  The Chief Executive Officer sending the notices and minutes of the meetings of the Executive Committee to the Chairman of the Board of Directors ;

•                  The non-executive directors frequently attending the meetings of the Board of Directors, which were held in a significant number (16 meetings during 2012), as well as informal meetings and presentations with non-executive directors intended to clarify and debate specific issues concerning the financial information and the business of the Company;

•                  Intervening in the decision-making process regarding certain transactions with related parties, namely: (i) the performance of transactions with a value exceeding 100.000 euros depends upon a previous opinion issued by the Audit Committee; and (ii) the transactions with shareholders with a value exceeding 1.000.000 euros are subject to the previous approval of the Board of Directors;

•                  The non-executive directors gathering, jointly or separately, the information necessary or convenient to the exercise of their duties by request to the Chairman of the Board of Directors and/or the Chief Executive Officer, hence allowing for an adequate and timely answer;

•                  Without prejudice to cases of acknowledged urgency, the meetings of the Board of Directors shall be convened with a minimum prior notice of five days and the agenda and supporting documentation of the meeting shall be made available with at least three days in advance.

In addition to these activities, it is important to note that, having the Company opted for the anglo-saxon corporate governance model, its supervisory body is an Audit Committee comprised exclusively of non-executive Directors which, in the performance of their legal and regulatory duties, as well as those laid down in the articles of association, as described in Chapter II.3, paragraph B) of the Company’s Corporate Governance Report, presents the result of its activities in autonomous reports and opinions, including the report of supervisory activity and the opinions on the individual and consolidated annual reports, to be issued each year.

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Portugal Telecom

2012 Consolidated

Financial Statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

YEARS ENDED 31 DECEMBER 2012 AND 2011

Euro

	Notes	2012	2011
REVENUES
Services rendered	6	6,193,964,346	5,859,286,893
Sales	6	198,666,864	141,455,409
Other revenues	6	206,173,628	146,102,419
	6	6,598,804,838	6,146,844,721
COSTS, LOSSES AND (INCOME)
Wages and salaries	8	1,102,367,005	1,020,475,455
Direct costs	9	1,092,366,255	1,012,274,450
Costs of products sold	10	183,068,741	169,875,122
Marketing and publicity		124,445,803	131,118,820
Supplies, external services and other expenses	11	1,475,205,400	1,281,382,721
Indirect taxes	13	247,031,379	187,460,760
Provisions and adjustments	42	105,578,423	156,264,110
Depreciation and amortisation	36 and 37	1,390,645,957	1,325,584,609
Post retirement benefits costs	14	58,309,755	58,527,048
Curtailment costs	14	2,077,178	36,429,874
Gains on disposal of fixed assets, net	37	(32,734,901)	(9,190,969)
Other costs (gains), net	15	(8,708,170)	32,632,583
		5,739,652,825	5,402,834,583
Income before financial results and taxes		859,152,013	744,010,138
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	16	498,835,624	297,114,673
Net foreign currency exchange losses	17	2,246,163	18,146,031
Net losses (gains) on financial assets and other investments	18	3,875,511	(577,737)
Equity in earnings of associated companies, net	33	(209,674,551)	(209,183,860)
Net other financial expenses	19	90,647,087	107,402,475
		385,929,834	212,901,582
Income before taxes		473,222,179	531,108,556
Income taxes	20	147,604,824	108,196,813
NET INCOME		325,617,355	422,911,743
Attributable to non-controlling interests	21	95,344,319	83,782,511
Attributable to equity holders of the parent	23	230,273,036	339,129,232

Earnings per share
Basic	23	0.27	0.39
Diluted	23	0.27	0.39

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEARS ENDED 31 DECEMBER 2012 AND 2011

Euro

	Notes	2012	2011
Income (expenses) recognised directly in shareholders’ equity
Foreign currency translation adjustments
Translation of foreign operations (i)		(423,171,787)	(289,332,587)
Transfers to profit and loss (ii)		—	(37,794,036)
Post retirement benefits
Net actuarial losses	14	(73,048,609)	(80,537,620)
Tax effect	20	20,338,120	20,934,533
Hedge accounting of financial instruments
Change in fair value	45	20,580,027	24,494,061
Transfers to profit and loss	45	5,153,992	(25,863,984)
Tax effect	20	(8,370,403)	958,275
Other expenses recognised directly in shareholders’ equity, net (iii)		(26,575,608)	(24,055,124)
		(485,094,268)	(411,196,482)
Reserves recognised directly in shareholders’ equity
Revaluation reserve
Revaluation of real estate and ducts infrastructure	37	—	(126,167,561)
Tax effect	20	—	31,541,890
		—	(94,625,671)
Total earnings and reserves recognised directly in shareholders’ equity		(485,094,268)	(505,822,153)
Income recognised in the income statement		325,617,355	422,911,743
Total income recognised		(159,476,913)	(82,910,410)
Attributable to non-controlling interests		41,386,647	30,370,142
Attributable to equity holders of the parent		(200,863,560)	(113,280,552)

(i)             Losses recorded in the years ended 31 December 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom’s investments in Oi and Contax.

(ii)          In 2011, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL that was reclassified to profit and loss (Note 33) upon the completion of the disposal of this investment in January 2011.

(iii)       In 2012 and 2011, this caption includes costs of Euro 6 million and Euro 18 million, respectively, related to the tax effect on dividends received by Portugal Telecom under equity swap contracts over own shares and dividends received by Telemar Norte Leste regarding its investment in Portugal Telecom. In addition, in 2012, this caption includes a loss of Euro 14 million corresponding to the impact of recognizing at fair value a loan granted by an associated company to a third party.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2012 AND 2011

Euro

			2011 Restated
	Notes	2012	(Note 2)
ASSETS
Current Assets
Cash and cash equivalents		2,507,099,156	4,930,012,396
Short-term investments	24	880,194,809	738,112,198
Accounts receivable - trade	25	1,518,550,466	1,580,334,752
Accounts receivable - other	26	470,271,206	332,635,396
Inventories	27	141,514,547	133,506,967
Taxes receivable	28	409,174,905	374,500,400
Prepaid expenses	29	96,759,592	73,584,328
Judicial deposits	30	199,547,504	229,321,275
Other current assets	31	3,194,935	41,028,329
Non-current assets held for sale	32	62,634,567	—
Total current assets		6,288,941,687	8,433,036,041

Non-Current Assets
Accounts receivable - trade		380,879	1,225,001
Accounts receivable - other	26	22,916,932	22,096,000
Taxes receivable	28	66,971,235	56,406,992
Investments in group companies	33	408,274,726	533,444,415
Other investments	34	19,413,515	22,884,590
Goodwill	35	1,449,387,000	1,503,189,189
Intangible assets	36	3,640,126,087	4,126,609,728
Tangible assets	37	6,018,873,354	6,228,622,568
Post retirement benefits	14	11,415,335	13,620,935
Deferred taxes	20	1,184,140,639	1,247,784,040
Judicial deposits	30	950,726,173	854,761,888
Other non-current assets	31	34,175,455	132,710,054
Total non-current assets		13,806,801,330	14,743,355,400
Total assets		20,095,743,017	23,176,391,441

LIABILITIES
Current Liabilities
Short-term debt	38	1,712,752,887	3,291,558,305
Accounts payable	39	1,117,189,049	1,244,239,461
Accrued expenses	40	792,816,394	922,779,134
Deferred income	41	337,279,573	299,352,137
Taxes payable	28	445,632,973	411,776,877
Provisions	42	271,559,380	312,159,078
Other current liabilities	43	94,223,535	359,660,738
Total current liabilities		4,771,453,791	6,841,525,730

Non-Current Liabilities
Medium and long-term debt	38	9,385,752,988	8,989,400,331
Accounts payable	39	146,054,007	201,956,296
Taxes payable	28	312,630,917	314,374,825
Provisions	42	510,340,404	628,849,066
Post retirement benefits	14	932,835,606	1,004,065,628
Deferred taxes	20	922,009,795	1,052,457,228
Other non-current liabilities	43	260,621,195	401,589,580
Total non-current liabilities		12,470,244,912	12,592,692,954
Total liabilities		17,241,698,703	19,434,218,684

SHAREHOLDERS’ EQUITY
Share capital	44	26,895,375	26,895,375
Treasury shares	44	(337,520,916)	(326,382,864)
Legal reserve	44	6,773,139	6,773,139
Reserve for treasury shares	44	6,970,320	6,970,320
Revaluation reserve	44	524,724,045	556,543,594
Other reserves and accumulated earnings	44	2,065,524,601	2,557,270,220
Equity excluding non-controlling interests		2,293,366,564	2,828,069,784
Non-controlling interests	21	560,677,750	914,102,973
Total equity		2,854,044,314	3,742,172,757
Total liabilities and shareholders’ equity		20,095,743,017	23,176,391,441

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

YEARS ENDED 31 DECEMBER 2012 AND 2011

Euro

						Other reserves	Equity
				Reserve for		and	excluding non-	Non-
	Share	Treasury	Legal	treasury	Revaluation	accumulated	controlling	controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,836,598,153	4,392,448,562	216,696,573	4,609,145,135
Dividends (Notes 22 and 44.5)	—	—	—	—	—	(1,117,987,321)	(1,117,987,321)	(54,718,768)	(1,172,706,089)
Antecipated dividends (Notes 22 and 44.5)						(184,799,868)	(184,799,868)	—	(184,799,868)
Changes in the consolidation perimeter	—	—	—	—	—	—	—	808,102,414	808,102,414
Portugal Telecom’s shares acquired by Oi (Note 44.2)	—	(148,311,037)	—	—	—	—	(148,311,037)	—	(148,311,037)
Share distribution and redemption of Brasil Telecom shares (Note 1)	—	—	—	—	—	—	—	(86,347,388)	(86,347,388)
Revaluation of certain tangible assets (Note 44.5)	—	—	—	—	(94,625,671)	—	(94,625,671)	—	(94,625,671)
Realization of revaluation reserve	—	—	—	—	(42,114,137)	42,114,137	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(357,784,113)	(357,784,113)	(53,412,369)	(411,196,482)
Income recognized in the income statement	—	—	—	—	—	339,129,232	339,129,232	83,782,511	422,911,743
Balance as at 31 December 2011	26,895,375	(326,382,864)	6,773,139	6,970,320	556,543,594	2,557,270,220	2,828,069,784	914,102,973	3,742,172,757
Dividends (Notes 22 and 44.5)	—	—	—	—	—	(371,937,439)	(371,937,439)	(103,118,022)	(475,055,461)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(19,817,232)	(19,817,232)
Corporate reestructuring at Oi (Notes1 and 44)	—	12,060,381	—	—	—	49,235,831	61,296,212	(271,876,616)	(210,580,404)
Portugal Telecom’s shares acquired by Oi (Note 44.2)	—	(23,198,433)	—	—	—	—	(23,198,433)	—	(23,198,433)
Realization of revaluation reserve	—	—	—	—	(31,819,549)	31,819,549	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(431,136,596)	(431,136,596)	(53,957,672)	(485,094,268)
Income recognized in the income statement	—	—	—	—	—	230,273,036	230,273,036	95,344,319	325,617,355
Balance as at 31 December 2012	26,895,375	(337,520,916)	6,773,139	6,970,320	524,724,045	2,065,524,601	2,293,366,564	560,677,750	2,854,044,314

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED 31 DECEMBER 2012 AND 2011

Euro

	Notes	2012	2011

OPERATING ACTIVITIES (Note 47.a)
Collections from clients		8,346,301,510	7,653,745,672
Payments to suppliers		(3,579,536,743)	(3,071,030,520)
Payments to employees		(1,111,039,110)	(1,052,530,685)
Payments relating to income taxes	47.b	(155,766,302)	(164,560,300)
Payments relating to post retirement benefits, net	14	(197,666,333)	(198,223,997)
Payments relating to indirect taxes and other	47.c	(1,728,169,403)	(1,392,247,645)
Cash flows from operating activities (1)		1,574,123,619	1,775,152,525

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	47.d	409,230,930	97,492,590
Financial investments	47.e	2,555,061	170,819,847
Tangible and intangible assets	47.f	88,772,853	10,761,447
Interest and related income	47.g	217,115,072	339,561,933
Dividends	47.h	76,279,817	147,209,113
Other investing activities	47.i	5,220,627	40,530,444
		799,174,360	806,375,374
Payments resulting from:
Short-term financial applications	47.d	(549,279,356)	(301,661,547)
Financial investments	47.j	(5,176,694)	(2,265,668,045)
Tangible and intangible assets	47.k	(1,510,375,356)	(1,217,277,754)
Other investing activities	47.j	(1,658,574)	(30,996,476)
		(2,066,489,980)	(3,815,603,822)
Cash flows from investing activities related to continuing operations		(1,267,315,620)	(3,009,228,448)
Cash flows from investing activities related to discontinued operations	47.l	—	2,000,000,000
Cash flows from investing activities (2)		(1,267,315,620)	(1,009,228,448)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	47.m	5,478,403,138	7,333,257,840
Subsidies		4,478,027	1,062,132
Other financing activities		—	897,290
		5,482,881,165	7,335,217,262
Payments resulting from:
Loans repaid	47.m	(6,391,633,542)	(5,878,028,282)
Interest and related expenses	47.g	(752,171,827)	(647,706,534)
Dividends	47.n	(642,871,535)	(1,206,055,463)
Acquisition of treasury shares	47.o	(23,198,433)	(86,819,821)
Other financing activities	47.p	(319,709,949)	(56,906,153)
		(8,129,585,286)	(7,875,516,253)
Cash flows from financing activities (3)		(2,646,704,121)	(540,298,991)

Cash and cash equivalents at the beginning of the period		4,930,012,396	4,764,732,734
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(2,339,896,122)	225,625,086
Effect of exchange differences		(83,017,118)	(60,345,424)
Cash and cash equivalents at the end of the period	47.q	2,507,099,156	4,930,012,396

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

1.                  Introduction

a) Parent company

Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, S.A., Telefones de Lisboa e Porto (TLP), S.A. (“TLP”) and Teledifusora de Portugal, S.A. (“TDP”). As a result of the privatization process occurred between 1 June 1995 and 4 December 2000, Portugal Telecom’s share capital is mainly owned by private shareholders. On 12 December 2000, Portugal Telecom, S.A. changed its name to Portugal Telecom, SGPS, S.A., and became the holding company of the Group.

On 26 July 2011, Portugal Telecom’s General Meeting of Shareholders approved an amendment to the Company’s Bylaws that eliminated the special rights granted to the 500 Class A shares, the so-called “golden share” (Note 44.1).

The shares of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia.

Portugal

In Portugal, fixed line services are rendered by PT Comunicações, S.A. (“PT Comunicações”) under the provisions of the Concession Contract entered into with the Portuguese State on 20 March 1995, in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”). PT Comunicações also renders Pay-TV services, through IPTV, FTTH and DTH platforms, and Internet Service Provider (“ISP”) services to residential and small and medium size companies. In addition and following the merger of PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A. (“PT Prime”) in 2011, PT Comunicações renders data transmission services and is an ISP for large clients.

Mobile services in Portugal are rendered by TMN - Telecomunicações Móveis Nacionais, S.A. (“TMN”), under a GSM license granted by the Portuguese State in 1992 for an initial period of 15 years, which was renewed in 2007 until 16 March 2022, and a UMTS license obtained on 19 December 2000 for an initial period of 15 years, renewable for an additional period of another 15 years. In December 2011, TMN acquired a fourth generation mobile license (“4G license”), under which it provides services as from 2012 through the Long Term Evolution (“LTE”) technology, which represents an evolution from the GSM technology that allows for higher levels of bandwidth and speed. This license has an initial period of 15 years, renewable for an additional period of another 15 years.

In January 2013, Portugal Telecom launched the first quadruple play offer, through the brand name M4O, representing a fixed-mobile convergent service, including television, internet, fixed and mobile telephone services

Brazil

In Brazil, since March 2011, Portugal Telecom renders telecommunication services through the Oi Group and renders corporate and call center services through Contax, S.A. (“Contax”) and its subsidiaries.

Oi is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients, currently providing these services through Oi, S.A. and its subsidiaries (Exhibit II), as follows:

•             Telemar Norte Leste (100% owned by Oi, S.A.) renders fixed telecommunication services in Region I of Brazil;

•             TNL PCS, S.A. (100% owned by Telemar Norte Leste) renders mobile telecommunication services in Regions I and III of Brazil; and

•             Oi, S.A. (former Brasil Telecom) renders fixed telecommunication services in Region II of Brazil;

•             14 Brasil Telecom Celular, S.A. (100% owned by Oi, S.A.) renders mobile telecommunication services in Region II of Brazil; and

•             Several other holding and support companies render network services, data traffic services, financial services, services related to payment and credit systems and call center and telemarketing services.

Portugal Telecom completed the acquisition of a direct and indirect stake of 25.3% in Telemar Norte Leste (“Telemar”) for a total cash consideration of R$ 8,256 million, equivalent to Euro 3,647 million (Note 2.b), through: (1) the subscription of share capital increases undertaken, on 28 March 2011, by Telemar Participações, S.A. (“Telemar Participações”), the current controlling shareholder of the Oi group, Tele Norte Leste Participações, S.A. (“TNL”), the parent company of the Oi group at that time, and Telemar; and (2) the acquisition of 35% stakes in AG Telecom Participações, S.A. (“AG”) and in LF Tel, S.A. (“LF”), the two main shareholders of Telemar Participações. This transaction was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom, AG and LF, which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group.

The terms of the shareholders’ agreements entered into by Portugal Telecom, AG and LF contain mechanisms designed to produce unanimous voting by these parties in meetings of the board of directors of Telemar Participações on strategic financial and operating decisions relating to the activity of the Oi Group. Therefore, in accordance with the provisions of IAS 31 Interests in Joint Ventures (“IAS 31”), the Company concluded that it contractually shares the control of Telemar Participações and that therefore this company is a jointly controlled entity. Notwithstanding the option included in IAS 31 to apply the equity method of accounting, Portugal Telecom, in line with the accounting policy used in previous years, has chosen to use the proportional consolidation method to recognize in the consolidated financial statements its investment in the jointly controlled entity Telemar Participações, which in turn fully consolidates the Oi Group. In connection with the acquisition process of the investment in Oi, Portugal Telecom acquired a direct and indirect interest in Telemar Participações of 25.6%, percentage that is considered in the proportional consolidation of this company and its controlled entities.

The purpose of the strategic partnership between Portugal Telecom and Oi is to develop a global telecommunications platform that will allow for cooperation in diverse areas, with a view to, among other things, sharing best practices, achieving economies of scale, implementing research and development initiatives, developing new technologies, expanding internationally, particularly in Latin America and Africa, diversifying the services provided to customers, maximizing synergies and reducing costs, and seeking to offer constant high quality services to our corporate and individual customers, while creating and adding value for our shareholders.

Under this strategic partnership, it was envisaged the acquisition by Oi of up to 10% of the outstanding shares of Portugal Telecom. Up to 31 December 2012, Oi acquired 89,651,205 shares of Portugal Telecom, representing 10.0% of the share capital. Portugal Telecom’s share in this investment was classified as treasury shares in its Consolidated Statement of Financial Position and amounted to Euro 159 million as at 31 December 2012 (Note 44.2).

Contax is one of the leading corporate services company and the leader in contact centre services in Brazil. On 28 March 2011, Portugal Telecom concluded the acquisition of a 16.2% stake in CTX Participações S.A. (“CTX”) for a consideration of R$ 181 million, equivalent to Euro 80 million (Note 2.b). As a result of this acquisition, Portugal Telecom acquired a direct (16.2%) and indirect stake (25.8%  via AG and LF) of 42.0% in CTX and an indirect stake of 14.1% in Contax. CTX, which controls and fully consolidates Contax, is proportionally consolidated in Portugal Telecom’s financial statements, considering the corporate governance rights attributed to Portugal Telecom under the shareholders agreements entered into by the Company.

The final step of the acquisition of Contax consisted of the acquisition of Dedic/GPTI (Portugal Telecom’s Business Process Outsourcing provider) by Contax, which was completed on 1 July 2011, as the Board of Directors and the Shareholders’ Meetings of Dedic, CTX and Contax approved the following operations: (1) the exchange of Portugal Telecom’s investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% stake in Contax held by Portugal Telecom for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million (Euro 22 million). As a result of these operations, Portugal Telecom’s direct and indirect stakes in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI became a wholly owned subsidiary of Contax and, as such, its assets, liabilities and results were proportionally consolidated as from 1 July 2011, together with Contax. Additionally, a total goodwill of Euro 28 million (Note 35) was recorded, corresponding to the difference between the fair value and the carrying amount of the net assets acquired by both Portugal Telecom and Contax.

In April 2011, moving ahead with its internationalization strategy, Contax completed the acquisition of 100% of Allus Global BPO Center (“Allus”) for an amount of R$245 million (Note 2.b). Consequently, the results of Contax, which are proportionally consolidated in Portugal Telecom’s Income Statement as from 1 April 2011, include the full consolidation of the results of Allus as from 1 May 2011. Allus is one of the largest contact center service providers in Latin America, with operations in Argentina, Colombia and Peru and has commercial activities in the United States and Spain. With this acquisition, Contax took an important step towards becoming one of the most complete global BPO (Business Process Outsourcing) providers, dedicated to support its clients throughout their entire customer relationship chain.

On 27 February 2012, the general meetings of TNL, Telemar, Coari Participações (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”) approved a corporate reorganization of the Oi Group (the “Corporate Reorganization”), following which the previous corporate structure composed by TNL, Telemar, Coari and Brasil Telecom was integrated in Brasil Telecom, which was renamed Oi S.A. and remained the only listed company of the group in Brazilian and US capital markets. This Corporate Reorganization consisted of:

•             The share exchange of newly issued shares of Coari for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

•             The merger of Coari into Brasil Telecom, with Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom;

•             The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

•             The distribution of redeemable shares of Brasil Telecom exclusively to shareholders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of R$1,502 million, which was reflected in the computation of the exchange ratios considered in the mergers mentioned above. Taking into consideration the commitment underlying these operations, Brasil Telecom recognized in 2011 this amount payable to its shareholders, including R$740 million payable to its former controlling shareholder Coari Participações (49.3%), which was fully owned by Telemar, and R$762 million payable to the former non-controlling interests. Consequently, Portugal Telecom proportionally consolidated the liability related to non-controlling interests amounting to Euro 86 million (Note 21) as at the date of the deliberation, which amounted to Euro 81 million as at 31 December 2011 and was included under the caption “Other current liabilities” (Note 43).

On 9 April 2012, in connection with the Corporate Reorganization explained above, Oi S.A. paid a total consideration of R$ 2,000 million (Note 47.p) related to the exercise of withdrawal rights by shareholders that required it. Also on 9 April 2012, in relation to the above mentioned distribution of redeemable shares of Brasil Telecom, Oi, S.A. paid to its former non-controlling shareholders prior to the mergers a total amount of R$ 762 million (Note 47.p).

Following the completion of the Corporate Reorganization, Portugal Telecom’s economic interest in Oi was held through: (1) a 17.70% interest held by Telemar Participações, which remained the controlling shareholder of the Oi Group, with 56.43% of the voting rights of Oi, S.A; (2) a 15.54% interest held by Portugal Telecom, through its wholly-owned subsidiary Bratel Brasil, S.A.; and (3) 4.54% interests held by AG Telecom Participações, S.A. and by LF Tel, S.A.. Accordingly, the new economic interest held by Portugal Telecom in the Oi Group, which currently includes 100% of Telemar and Brasil Telecom and prior to the reorganization included 100% of Telemar and 49.3% of Brasil Telecom, decreased from the 25.31% direct and indirect interest previously held in Telemar to a 23.25% direct and indirect interest in Oi, S.A. following the completion of the Corporate Reorganization. Portugal Telecom’s interest in Telemar Participações (25.62%) did not change as a result of this transaction and therefore Portugal Telecom still proportionally consolidates the Oi Group based on this percentage.

In connection with the Corporate Reorganization mentioned above, Portugal Telecom recorded a gain directly in shareholders’ equity (before non-controlling interests) amounting to Euro 61 million, which reflects (1) a gain of Euro 252 million corresponding to the reduction of the carrying value of non-controlling interests, primarily explained by a higher difference between the fair value and the carrying value of Telemar, as compared to that same difference applicable to Brasil Telecom, and (2) a loss of Euro 191 million corresponding to the amount of R$ 2.0 billion paid by Oi regarding the exercise of withdrawal rights (Euro 211 million), net of the corresponding effect on non-controlling interests (Euro 19 million). This net gain of Euro 61.296.212 includes an amount of Euro 12,060,381 recognized under the caption “Treasury shares” (Note 44.2) and an amount of Euro 49,235,831 recognized under the caption “Other reserves and accumulated earnings” (Note 44.5).  Since this restructuring did not involve the acquisition or loss of control of any of the companies involved in the restructuring process, as Telemar Participações remained the controlling shareholder and Portugal Telecom maintained its joint control over the Oi Group, this transaction was accounted for as an equity transaction, with the reduction of non-controlling interests being recorded as a gain directly in equity.

Notwithstanding the Corporate Reorganization of the Oi Group, Portugal Telecom’s Consolidated Statements of Income, Comprehensive Income and Cash Flows for the year ended 31 December 2012 include the results and cash flows of all Oi Companies since 1 January 2012.

Africa

In Africa, the group renders fixed, mobile and other telecommunications related services essentially through Africatel Holding BV (“Africatel”). The Group provides services in Angola, mainly through its associated company Unitel, and in Namíbia, Mozambique,

Cabo Verde and São Tomé, among other countries, primarily through its subsidiaries Mobile Telecommunications Limited (“MTC”), LTM — Listas Telefónicas de Moçambique (“LTM”), Cabo Verde Telecom and CST — Companhia Santomense de Telecomunicações, SARL (“CST”).

Asia

In Asia, the group renders fixed, mobile and other telecommunications related services essentially through Timor Telecom and Companhia de Telecomunicações de Macau, SARL (“CTM”). On 13 January 2013, Portugal Telecom entered into a definitive agreement for the sale of its 28% equity stake held in CTM to Citic Telecom International Holdings Limited (CITIC Telecom) and as such this investment was classified as a non-current asset held for sale as at 31 December 2012 (Notes 32 and 50). This transaction, which is conditional upon the satisfaction of a set of precedent conditions, provides that Portugal Telecom will receive total proceeds of USD 411.6 million, subject to certain cash-flow adjustments.

2.                  Basis of presentation

The consolidated financial statements for the year ended 31 December 2012 were approved by the Board of Directors and authorized for issue on 14 March 2013.

Consolidated financial statements are presented in Euros, which is the functional currency of Portugal Telecom and of a significant part of the Group’s operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q.

The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 31 December 2012, approved by the EU. For Portugal Telecom, no differences have been identified between IFRS as adopted by the EU and applied by Portugal Telecom as at 31 December 2012 and IFRS as published by the International Accounting Standards Board and in force as at the same date.

Consolidated financial statements have been prepared assuming the continuity of operations.

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reported periods (Note 3).

a) Consolidation principles

Controlled entities (Exhibit I)

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved whenever the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity and obtains the majority of the economic benefits and risks. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated.

The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the Consolidated Statement of Financial Position and in the Consolidated Income Statement, under the caption “Non-controlling interests” (Note 21).

Assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess of the acquisition cost over the fair value of identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period. Non-controlling interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or sold during the period are included in the Consolidated Income Statement as from the effective date of the acquisition or up to the effective date of disposal.

All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

When necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures (Exhibit II)

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Financial investments are classified as jointly controlled entities if the agreements clearly demonstrate the existence of joint control.

Under the proportional consolidation method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption.

Assets, liabilities and contingent liabilities of a joint venture are measured at fair value at acquisition date. Any excess of the acquisition cost over the fair value of identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period.

Where necessary, adjustments are made to the financial statements of jointly controlled entities to adjust their accounting policies in line with those adopted by the Group.

Following the acquisition of the investments in Oi and Contax, which are classified as jointly controlled entities in accordance with IAS 31, Portugal Telecom proportionally consolidated its assets and liabilities as from 31 March 2011 and its earnings and cash flows as from 1 April 2011.

Investments in associates (Exhibit III)

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

Financial investments in associated companies are accounted for under the equity method adjusted, when applicable, to comply with Portugal Telecom’s accounting policies. Under this method, investments in associated companies are carried at cost in the Consolidated Statement of Financial Position, adjusted periodically for the Group’s share in the results of the associated company, recorded under the caption “Equity in earnings of associated companies, net” (Note 33), and for the Group’s share in other changes in shareholders’ equity of those same associated companies, recorded as gains or losses directly in the Consolidated Statement of Comprehensive Income. In addition, these financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Dividends attributed by associated companies are recorded as a reduction to the carrying value of financial investments when they are declared.

Where necessary, adjustments are made to the financial statements of associated companies to adjust their accounting policies in line with those adopted by the Group.

Goodwill

Goodwill represents the excess of the acquisition cost over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3 Business Combinations (“IFRS 3”). Considering the exception of IFRS 1 First-Time Adoption of IFRS, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the statement of financial position date. Exchange gains or losses are recognised in the Consolidated Statement of Comprehensive Income under the caption “Foreign currency translation adjustments”.

Goodwill related to subsidiaries and jointly controlled entities is recognized under the caption “Goodwill” (Note 35) and is not amortised, but tested, at least on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period. Goodwill related to associated companies is recognised under the caption “Investments in group companies” (Note 33). These investments are also tested for impairment losses.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

Acquisitions

In 2011, following the acquisition of direct and indirect stakes in Telemar and Contax concluded on 28 March 2011, as mentioned above, Portugal Telecom performed a preliminary assessment of the fair value of the assets acquired and liabilities assumed under these businesses combinations. During the first quarter of 2012, Portugal Telecom obtained the necessary information to conclude the final assessment of the fair value of the assets acquired and liabilities assumed under these business combinations and, as a result of the changes made to the purchase price allocation recorded as at 31 December 2011, the Company restated its Consolidated Statement of Financial Position as of that date, in order to reflect those changes as if they had been recognized on the acquisition date (Note 4.2). The detail of the fair value of net assets proportionally consolidated in Portugal Telecom’s Statement of Financial Position related to Telemar (25.6%), Contax (42.0%) and its controlling shareholders and the goodwill recorded in connection with these transactions is as follows:

Euro million

	Carrying	Fair value	Fair
	value	adjustments (i)	value
Assets	9,275	1,555	10,830
Cash and cash equivalents (Note 47.j)	1,504	—	1,504
Short-term investments	192	—	192
Current accounts receivable	767	—	767
Current taxes receivable	300	—	300
Current judicial deposits (Note 30)	208	—	208
Goodwill (Note 35)	18	—	18
Intangible assets (Note 36)	2,012	1,527	3,539
Tangible assets (Note 37)	2,632	—	2,632
Deferred taxes (Note 20)	658	28	686
Non-current judicial deposits (Note 30)	776	—	776
Post retirement benefits (Note 14)	11	—	11
Other (ii)	197	—	197
Liabilities	6,756	764	7,520
Short-term debt	656	—	656
Current accounts payable	303	—	303
Current accrued expenses	367	—	367
Current taxes payable	318	—	318
Current provisions (Note 42)	213	—	213
Medium and long-term debt	3,092	—	3,092
Non-current taxes payable (iii)	312	—	312
Non-current provisions (Note 42)	594	83	677
Post retirement benefits (Note 14)	63	—	63
Deferred taxes (Note 20)	353	519	873
Other (iv)	484	161	645
Net assets acquired	2,519	792	3,310
Non-controlling interests (Note 21)	710	106	815
Net assets acquired attributable to equity holders of the parent	1,809	686	2,495
Treasury shares acquired (Note 44.2) (v)	61	—	61
Sub-total based on the exchange rate prevailing as at 31 March 2011 (vi)	1,870	686	2,557
Sub-total based on the exchange rate considered in the purchase price (vi)	1,905	699	2,604
Goodwill (Note 35) (vii)			1,123
Purchase price (Note 47.j)			3,728

(i)             The nature of the fair value adjustments is described in more detail below.

(ii)          This caption includes primarily prepaid expenses and non-current taxes receivable.

(iii)        Non-current taxes payable relate mainly to federal tax partial payment programmes in place in Brazil, under which companies enrolled a substantial portion of their tax debt to the National Treasury and the National Social Security Institute past due up to 30 November 2008.

(iv)         This caption includes primarily (1) dividends payable, which are included under the caption “Other current liabilities” of the Consolidated Statement of Financial Position, (2) non-current accounts payable, namely related to licenses payable to Anatel, and (3) deferred income.

(v)            As at 31 March 2011, Oi had a 3.1% stake in Portugal Telecom. This investment, which was acquired under the strategic partnership entered into between Portugal Telecom and Oi (Note 1), was recorded as treasury shares under Portugal Telecom’s Consolidated Statement of Financial Position.

(vi)         Following the completion of the acquisition process of Oi, Contax and its controlling shareholders on 28 March 2011, Portugal Telecom proportionally consolidated the fair value of the net assets acquired for the first time as at 31 March 2011, based on the Euro/Brazilian Real exchange rate prevailing as at that date, which differs from the Euro/Brazilian Real exchange rate implicit in the transfers of funds from Portugal to Brazil for the payment of the purchase price. The impact of the difference between these exchange rates was recognized directly in shareholders’ equity and included in the Consolidated Statement of Comprehensive Income under the caption “Foreign currency translation adjustments”.

(vii)      In most business acquisitions, there is a part of the acquisition cost that is not capable of being attributed in accounting terms to the fair value of identifiable assets and liabilities assumed and is therefore recognized as goodwill. In the case of the acquisition of Oi and Contax, this goodwill is underpinned by a number of elements, which individually cannot be quantified reliably and isolated, and includes synergies resulting from cost savings, skilled workforce, core technological capabilities and established market reputation.

The fair value of the net assets acquired of Oi, Contax and its controlling shareholders was determined through various measurement methods for each type of asset or liability, based on the best available information. The advice of experts has also been considered in addition to the various other considerations made in determining the fair value of the net assets acquired. The fair value adjustments relate primarily to: (1) the mobile licenses held by TNL PCS, S.A. (“TNL PCS”) for Regions I and III and by 14 Brasil Telecom Celular, S.A. (“Brasil Telecom Celular”) for Region II, which are amortized up to 2038, the end of the first renewal period of these licenses; (2) the fixed line concessions held by Telemar Norte Leste for Region I and by Oi,S.A. (former Brasil Telecom) for Region II, which are amortized up to 2025, the end of the initial period of these concessions; (3) the customer base of Oi’s mobile operations and Contax, which are amortized, on a linear basis, based on the estimated average period of customer retention for each business; and (4) the fair value of Oi’s contingent liabilities regarding contractual obligations and civil, labor and tax proceedings. The detail of these fair value adjustments is as follows:

Euro million

	Oi	Contax	Total
Carrying value	1,797	11	1,809

Fair value adjustments:
Intangibles
Mobile licenses and fixed line concessions	1,191	—	1,191
Customer base	171	165	336
Contingent liabilities and contratual obligations	(244)	—	(244)
Tax effect	(435)	(56)	(491)
Non-controlling interests	(33)	(73)	(106)
	650	36	686
Treasury shares acquired	61	—	61
Fair value of net assets acquired based on the exchange rate prevailing as at 31 March 2011	2,509	48	2,557
Fair value of net assets acquired based on the exchange rate considered in the purchase price	2,555	49	2,604
Goodwill (Note 35)	1,092	31	1,123
Purchase price (Notes 1 and 47.j)	3,647	80	3,728

For a better understanding of the changes in the Consolidated Income Statement, which in 2012 includes the contribution of Oi, Contax and its controlling shareholders since 1 January while in 2011 includes that contribution only as from 1 April, the table below provides a summary of the contribution of Oi, Contax and its controlling shareholders for Portugal Telecom’s net income attributable to equity holders of the parent in the three months period ended 31 March 2012:

Income Statement (i)	Euro million

1Q12

REVENUES (Note 6)	936
COSTS, EXPENSES AND LOSSES
Wages and salaries (Note 8)	188
Direct costs (Note 9)	177
Costs of products sold	6
Marketing and publicity	13
Supplies, external services and other expenses (Note 11)	221
Indirect taxes (Note 13)	52
Provisions and adjustments	37
Depreciation and amortisation	161
Post retirement benefits	1
Net losses on disposals of fixed assets	1
Other costs, net	4
Income before financial results and taxes	74
Net interest expenses (Note 16)	66
Net other financial expenses	15
Income (loss) before taxes	(7)
Income taxes (Note 20)	(13)
Net income (loss) (before non-controlling interests)	6
Income attributable to non-controlling interests	3
Net income attributable to equity holders of Portugal Telecom	2

(i)        Although the 31 December 2012 statutory financial statements of Oi, S.A. include twelve months of the former Brasil Telecom (now Oi, S.A.) and only ten months of Telemar and TNL as from 1 March 2012 (the date these companies were merged into the new Oi, S.A.), following the approval of the Corporate Reorganization on 27 February 2012, the Income Statement for the three months period ended 31 March 2012 presented in the table above and Portugal Telecom´s Consolidated Income Statement for the year ended 31 December 2012 include the results of all Oi Companies since 1 January 2012. This Income Statement presented above also includes the results of Contax and the controlling shareholders. In addition, the financial statements of Oi and Contax were adjusted in order to comply with Portugal Telecom’s accounting policies, estimates and criteria, including the amortization of intangible assets recognized under the purchase price allocation.

The contribution of Oi, Contax and its controlling shareholders for Portugal Telecom’s net income attributable to equity holders of the parent in the years ended 31 December 2012 and 2011 were negative in Euro 4 million and Euro 32 million, respectively. Such contributions differ from the net income included in the financial statements of those companies, primarily due to the impact of the recognition in profit and loss of the fair value adjustments described above. The detail of such contribution is as follows:

Income Statement	Euro million

	2012	2011

REVENUES (Note 6)	3,515	2,768
COSTS, EXPENSES AND LOSSES
Wages and salaries	687	505
Direct costs	635	521
Costs of products sold	45	32
Marketing and publicity	52	48
Supplies, external services and other expenses	833	597
Indirect taxes	203	146
Provisions and adjustments	82	135
Depreciation and amortisation	625	545
Post retirement benefits	6	5
Other costs, net	(15)	2
Income before financial results and taxes	360	231
Net interest expenses	286	175
Net other financial expenses	47	70
Income (loss) before taxes	27	(15)
Income taxes	20	7
Net income (loss) (before non-controlling interests)	7	(22)
Income attributable to non-controlling interests	11	10
Net loss attributable to equity holders of Portugal Telecom	(4)	(32)

The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before non-controlling interests for the year ended 31 December 2011 as if Oi, Contax and its controlling holdings had been proportionally consolidated as from 1 January 2011 would be as follows:

Euro million

	Reported	Oi and	Pro-forma
	figures	Contax effect	information
Operating revenues	6,147	890	7,037
Net income (before non-controlling interests)	423	(75)	348

As at 31 December 2012 and 2011, the contribution of Oi, Contax and its controlling shareholders for Portugal Telecom’s Consolidated Statement of Financial Position and the goodwill generated as a result of the acquisition of the investments in these companies are as follows:

Euro million

	2012	2011

Cash and cash equivalents	518	1,288
Short-term investments	254	275
Current accounts receivable	794	798
Current taxes receivable	337	287
Current judicial deposits	200	229
Goodwill	66	75
Intangible assets	2,883	3,326
Tangible assets	2,440	2,573
Post retirement benefits	10	12
Deferred taxes	612	653
Non-current judicial deposits	951	855
Other	212	172
Total assets	9,275	10,542
Short-term debt	317	601
Current accounts payable	458	362
Current accrued expenses	303	361
Current taxes payable	363	338
Current provisions	174	220
Medium and long-term debt	3,406	3,281
Non-current taxes payable	313	311
Non-current provisions	507	619
Post retirement benefits	83	74
Deferred taxes	645	776
Other	356	631
Total liabilities	6,924	7,574
Non-controling interests	344	694
Net assets	2,007	2,275
Goodwill recorded under the acquisitions of Oi and Contax	958	1,075
Total	2,965	3,350

In April 2011, as mentioned above, Contax acquired an investment in Allus for an amount of R$245 million (Note 1), equivalent to R$103 million based on the stake proportionally consolidated by Portugal Telecom. This investment was proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 30 April 2011. The fair value of net assets proportionally consolidated as at 30 April 2011 and the goodwill recorded in connection with this transaction are as follows:

Million

	Brazilian Reais	Euro

Assets	94	40
Current assets (i)	41	18
Intangible assets (Note 36)	31	13
Tangible assets (Note 37)	16	7
Other	5	2
Liabilities	59	25
Current liabilities	46	19
Medium and long-term debt	13	5
Other	1	0
Net assets acquired	35	15
Goodwill (Note 35)	68	29
Acquisition price (Note 47.j)	103	44

(i)             This caption includes cash and cash equivalents amounting to Euro 2 million, which were included in the Consolidation Statement of Cash Flows under the caption “Cash receipts resulting from financial investments” (Note 47.j).

Other corporate transactions

As explained in Note 1, on 1 July 2011, the Board of Directors and the Shareholders’ Meetings of Dedic, Contax and CTX approved the following operations: (1) the exchange of Portugal Telecom’s investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% Portugal Telecom’s stake in Contax for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million. All these operations were recorded at fair value, including the exchange of the investment in Dedic and GPTI for an investment in Contax, which was recorded based on the related fair value attributed to the terms of the exchange. As a result of these operations, a total goodwill of Euro 28 million was recorded (Note 35), corresponding to the difference between the fair value and the carrying amount of the net assets acquired by both Portugal Telecom and Contax. Basically, this goodwill represents the synergies resulting from the integration of these entities, since both operate in the call center business.

As a result of the operations mentioned above, Portugal Telecom’s direct and indirect stakes in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI is no longer fully consolidated by Portugal Telecom as it became a wholly owned subsidiary of Contax. Consequently, Dedic/GPTI’s assets, liabilities and results were proportionally consolidated as from 1 July 2011, together with Contax, while up to that date were fully consolidated in Portugal Telecom’s financial statements. The detail of Dedic/GPTI’s assets and liabilities that were fully consolidated as at 30 June 2011 and were then integrated in Contax and proportionally consolidated as from 1 July 2011, based on the Company’s 44.4% effective stake in CTX, is as follows:

Euro million

30 Jun 2011
Assets
Cash and cash equivalents	3
Accounts receivable	74
Goodwill (related to GPTI acquisition completed in 2010)	54
Intangible assets (Note 36)	16
Tangible assets (Note 37)	46
Deferred taxes (Note 20)	22
Other	8
223
Liabilities
Gross debt	21
Accounts payable	19
Accrued expenses	19
Taxes payable	12
Provisions	9
79

Except for the transactions mentioned above, there were no other relevant changes in the consolidation Group during the years ended 31 December 2012 and 2011.

3.                  Significant accounting policies, judgments and estimates

Significant accounting policies

a)             Current classification

Assets to be realized within one year from the date of the Consolidated Statement of Financial Position are classified as current. Liabilities are also classified as current when they are due to be settled, or there is no unconditional right to defer its settlement, for a period of at least twelve months after the date of the Consolidated Statement of Financial Position.

b)             Inventories

Inventories are stated at average acquisition cost. Adjustments to the carrying value of inventories are recognised based on technological obsolescence or slow moving.

c)              Tangible assets

In 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and ducts infra-structure from the cost model to the revaluation model, since it believes the latter better reflects the economic value of those asset classes, given the nature of the assets revalued, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable reserves, is being amortised in accordance with the criteria used to amortize the revalued assets. Portugal Telecom has adopted the policy to revise the revalued amount every 3 years.

The remaining tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 43). Under the exception of IFRS 1, revaluation of tangible assets made, prior to 1 January 2004, in accordance with Portuguese legislation applying monetary indices, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amortization period of tangible assets is monitored annually and adjusted whenever necessary to reflect its economic useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates used correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3 - 50
Basic equipment:
Network installations and equipment	7 - 40
Ducts infra-structure	40
Telephones, switchboards and other	3 - 10
Submarine cables	15 - 20
Satellite stations	5 - 7
Other telecommunications equipment	4 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 8
Administrative equipment	3 - 10
Other tangible fixed assets	4 - 8

Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset’s carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets, and is recognised in the Consolidated Income Statement under the caption “Gains on disposals of fixed assets, net” when occurred.

d)             Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

Intangible assets include mainly the acquisition of the Basic Network held by PT Comunicações, telecommunications licenses and concessions related rights, mainly at Oi and TMN, and software licenses.

Intangible assets are amortised on a straight-line basis from the month they are available for use, during the estimated economic useful lifes or contractual periods if lower (including additional renewal periods if applicable), as follows:

Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
Telecommunications licenses and concessions:
- UMTS license owned by TMN	Period of the license plus one renewal period (until 2030)
- LTE license owned by TMN	Period of the license plus one renewal period (until 2041)
- Oi’s fixed concessions (held by Telemar and Oi, S.A.)	Period of the concessions (until 2025)
- Oi’s mobile licenses (held by TNL PCS and Brasil Telecom Celular)	Period of the license plus one renewal period (until 2038)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 – 6
Other intangible assets	3 – 8

The renewal period of the licenses depends basically on the companies meeting certain pre-defined goals or obligations set out in the agreements under which those licenses were initially obtained.

e)              Real estate investments

Real estate investments, which are included under the caption “Other investments” (Note 34), consist primarily of buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of business (exploration, service render or sale).

These investments are stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation (straight-line basis) and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in the Consolidated Income Statement of the period.

Real estate investments are depreciated on a straight-line basis, during their expected useful lifes (Note 3.c).

f)               Impairment of tangible and intangible assets

The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less cost to sell and the value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related to the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the specific risk to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the Consolidated Income Statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

Tangible assets recognized according to the revaluation model are subject to periodic remeasurement. Any impairment loss of these assets is recorded as a reduction to the revaluation reserve initially recognized under shareholders’ equity. Impairment losses in excess of the initial revaluation reserve are recognized in the Consolidated Income Statement.

g)             Provisions, liabilities and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions for restructuring are only recognised if a detailed and formal plan exists and if the plan is communicated to the related parties.

Provisions are updated on the date of the Consolidated Statement of Financial Position, considering the best estimate of the Group’s management.

Obligations for dismantling and removal costs are recognised from the month the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c and 43). The amount of the obligation is discounted, being the corresponding effect of time value recognised in net income, under the caption “Net interest expense”.

h)             Pension and pension supplement benefits

Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, S.A. (“PT SI”) are responsible to pay  pension supplements to a group of employees. In order to finance these obligations, various funds were incorporated by PT Comunicações (Note 14.1.1).

Oi, S.A. and its subsidiaries sponsor private pension plans and other post retirement benefits for their employees, which are managed by two foundations and include both defined contribution and defined benefit plans (Note 14.2).

The amount of the Group’s liabilities with the defined benefit plans described above is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.  Gains obtained with the settlement of any plan are recognized when incurred under the caption “Curtailment costs”.

Liabilities stated in the Consolidated Statement of Financial Position correspond to the difference between the Projected Benefit Obligation (“PBO”) deducted from the fair value of fund assets and any prior years’ service gains or losses not yet recognised.

For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

Contributions made under defined contribution pension plans are determined based on actuarial calculations, when applicable, and recognised in net income when incurred. Under these plans, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current and prior years, the sponsor does not have the legal or constructive obligation of making additional contributions.

i)                Post retirement health care benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and its relatives. This health care plan is managed by Portugal Telecom — Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações — Mandatária de Aquisições e Gestão de Bens, S.A. (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 14.1.2).

Oi, S.A. and its subsidiaries manage a defined benefit plan intended to provide medical care to retirees and survivor pensioners.

The amount of the Group’s liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.  Gains obtained with the settlement of any plan are recognized when incurred under the caption “Curtailment costs”.

Accrued post retirement health care liabilities stated in the Consolidated Statement of Financial Position correspond to the present value of obligations from defined benefit plans, reduced by the fair value of fund assets and any prior years’ service gains or losses not yet recognised.

For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

j)                Pre-retired and suspended employees

In connection with the programs related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognizes a liability in the Consolidated Statement of Financial Position equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the Consolidated Income Statement under the caption “Curtailment costs” (Note 14.1.3).

k)             Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies for training and other operating activities are recognised in net income when the related expenses are recognised. Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets (Note 3.c).

l)                Financial assets and liabilities

Financial assets and liabilities are recognised in the Group’s Consolidated Statement of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

(i) Receivables (Notes 25 and 26)

Trade receivables, loans granted and other receivables that have fixed or determinable payments and that are not quoted in an active market are classified as receivables or loans granted.

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts, which are mainly computed based on (a) the aging of the receivables and (b) the credit profile of specific customers.

(ii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on their proceeds, net of any issuance costs.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders’ equity. As of the Consolidated Statement of Financial Position date, the debt component is recognised at amortised cost.

(iii) Bank loans (Note 38)

Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest and other financial costs, which are computed based on the effective interest rate and include the recognition of upfront fees, are recognised when incurred.

(iv) Accounts payable (Note 39)

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(v) Derivative financial instruments and hedge accounting (Note 45)

The activities of the Group are primarily exposed to financial risks related to changes in foreign currency exchange rates and changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to detailed analysis of related economics and Executive Committee approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting. Currently, for accounting purposes, Portugal Telecom classifies certain derivative financial instruments as fair value and cash flow hedges.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders’ equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Hedge accounting” directly in shareholders’ equity is transferred to net income.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are classified as “derivatives held for trading” and recognised in net income.

(vi) Treasury shares (Note 44)

Treasury shares are recognised as a deduction to shareholders’ equity, under the caption “Treasury shares”, at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under “Accumulated earnings”.

Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

Portugal Telecom’s shares acquired by any of its affiliated companies are recognized at acquisition cost as treasury shares based on the Company’s interest in the entity that acquired those shares.

(vii) Cash and cash equivalents and short term investments (Note 24)

Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition, which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents also includes deposits from customers and other entities that have not yet been cleared. In the Consolidated Statement of Cash Flows, cash and cash equivalents also include overdrafts recognised under the caption “Short-term debt”, when applicable.

Short-term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

(viii) Qualified Technological Equipment transactions

In previous years, the Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby certain telecommunications equipments were sold to certain entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintained the legal possession of these equipments.

These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company’s Consolidated Statement of Financial Position. The Company obtained the majority of the economic benefits of these entities and therefore was exposed to the risks resulting from the activities of these special purpose entities. Accordingly, those entities were fully consolidated in the Company’s financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 31), and current and non-current liabilities include the future payments under the lease contract (Note 43).

m)         Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

•      the tangible assets are identifiable;

•      the tangible assets will generate future economic benefits which can be reliably estimated; and

•      development expenses can be reliably measured.

The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Expenses incurred during investigation are recognised in net income when incurred.

n)             Leasings (the company as a lessee)

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases (Note 12). The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liability to the lessor are accounted for using the finance method, in accordance with the lease payment plan (Note 38). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 12).

o)             Taxation

Income tax expense is recognised in accordance with IAS 12 Income Taxes (“IAS 12”) and represents the sum of the tax currently payable and deferred tax.

Portugal Telecom has adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which Portugal Telecom holds at least 90% of the share capital and that are domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regime of Portugal Telecom are taxed individually based on their respective taxable income, at the applicable tax rates.

The current tax payable is based on taxable income for the period, and deferred taxes are based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities the reversal of which is expected in the same period in which the deferred tax assets reverse. The carrying amount of deferred tax assets is reviewed at the date of the Consolidated Statement of Financial Position and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity. Accordingly, the impact of changes in tax rate is also charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case that impact is also recognised directly in shareholders’ equity.

p)             Revenue recognition

Revenues from fixed line telecommunications are recognised at their gross amounts when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

Revenues from international telecommunications services are divided with the operators of the transit countries and the operators of the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from rentals of terminal equipment are recognised as an operating lease in the period to which they apply, under operating revenues.

Revenues from Internet Service Providers (“ISP”) services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

Revenues from Pay-TV and mobile telephony services result essentially from and are recognised as follows:

Nature of the revenue	Caption	Moment of recognition
Monthly subscription fees for the use of the service	Services rendered	When the service is rendered
Rental of equipment	Services rendered	The period of rental
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Wireless broadband	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs
Penalties imposed to customers	Other revenues	When received

Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments, accessories and discounts on subsequent purchases of telecommunications services. Portugal Telecom splits the consideration received in the initial transaction between the revenue related to traffic and the loyalty points earned by the customer, recognizing a deferred income measured at fair value for the award credits, taking into consideration the expected points to be redeemed. Deferred income is then recognized as revenue when award credits are redeemed or expire.

q)             Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the date of the Consolidated Statement of Financial Position, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments”, and included in the Consolidated Statement of Comprehensive Income.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

•                  Assets and liabilities at exchange rates prevailing at the date of the Consolidated Statement of Financial Position;

•                  Profit and loss items at average exchange rates for the reported period;

•                  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases,  at the rate effective on the day the transaction occurred); and

•                  Share capital, reserves and retained earnings at historical exchange rates.

The effect of translation differences is recognised in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments” and is included in the Consolidated Statement of Comprehensive Income. In accordance with IAS 21, when a reduction of Portugal Telecom’s investment in a foreign entity occurs, through the sale or reimbursement of share capital, the accumulated effect of translation differences is transferred to the Consolidated Income Statement, considering the proportion of the reduction occurred.

The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Foreign currency translation adjustments” to “Accumulated earnings”. As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders’ equity and therefore these amounts are transferred to net income only if and when the related investments are disposed off or there is a repayment of the investment made.

r)              Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset, where the construction period of its tangible and intangible assets is relatively short.

s)               Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows is prepared under IAS 7, using the direct method. The Group classifies as “Cash and cash equivalents” all highly liquid investments, with original maturity of up to three months and an insignificant risk of change in fair value. The “Cash and cash equivalents” item presented in the Consolidated Statement of Cash Flows also includes overdrafts, classified in the Consolidated Statement of Financial Position under “Short-term debt”.

Cash flows are classified in the Consolidated Statement of Cash Flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily acquisitions and disposals of financial investments, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments relating to interest and related expenses, acquisition of treasury shares and payments of dividends to shareholders.

t)                Subsequent events (Note 50)

Events occuring after the date of the Consolidated Statement of Financial Position that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting judgments and estimates reflected in the consolidated financial statements are as follows:

(a)         Post retirement benefits — The present value of post retirement obligations is computed based on actuarial methodologies, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of post retirement obligations. The key assumptions for post retirement obligations are disclosed in Note 14. The Company has the policy to review key assumptions on a periodic basis, if the corresponding changes have a material impact on the financial statements.

(b)         Goodwill impairment analysis — Portugal Telecom tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation of the cash generating unit, the choice of a growth rate to extrapolate cash flow projections and the estimate of a suitable discount rate for each cash generating unit. The key assumptions used in these goodwill impairment analysis are disclosed in Note 35.

(c)          Valuation and useful life of intangible and tangible assets — Portugal Telecom has made assumptions in relation to the potential future cash flows resulting from separable intangible assets acquired as part of business combinations, which include expected future revenues, discount rates and useful life of such assets. Portugal Telecom has also made assumptions regarding the useful life of tangible assets (Note 3.c).

(d)         Recognition of provisions and adjustments — Portugal Telecom is party to various legal claims for which, based on the opinion of its legal advisors, a judgment was made to determine whether a provision should be recorded for these contingencies (Note 49). Adjustments for accounts receivable are computed based primarily on the aging of the receivables, the risk profile of the customer and its financial condition. These estimates related to adjustments for accounts receivable differ from business to business.

(e)          Assessment of the fair value of financial instruments — Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and the assets. In this process, Portugal Telecom applies the valuation techniques commonly used by market practitioners and uses assumptions based on market rates.  The financial instruments for which no quoted price is available in an active market are disclosed in Note 45.3.

(f)           Assessment of the fair value of revalued assets — Portugal Telecom uses the revaluation model to measure the carrying value of certain tangible asset classes. In order to determine the revalued amount of those assets, Portugal Telecom uses the replacement cost method for the ducts infra-structure and the market value for real estate assets, which require the use of certain assumptions related to the construction cost and the use of specific indicators for the real estate market, respectively, as explained in more detail in Note 37.

(g)         Deferred taxes - The Group recognizes and settles income taxes based on the results of operations determined in accordance with the local corporate legislation, taking into consideration the provisions of the tax law, which are different from the amounts calculated for IFRS purposes. In accordance with IAS 12, the Company recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities. The Company regularly assesses the recoverability of deferred tax assets and recognizes an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Estimates used are based on the best information available during the preparation of the consolidated financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on those estimates. In accordance with IAS 8, changes to the estimates used by management that occur after the date of the consolidated financial statements are recognised in net income, using a prospective methodology.

4.                 Changes in accounting policies and estimates

4.1 Accounting policies

During the year ended 31 December 2012, the following standards, revised standards or interpretations adopted by the European Union became effective, although their adoption had no impact in Portugal Telecom’s consolidated financial statements:

•             Changes to IFRS 7 Financial Instruments: Disclosures

The following standards, revised standards or interpretations issued by the IASB have already been adopted by the European Union but its mandatory application date set by the EU occurs only in subsequent years:

•             Amendments to IFRS 7 Financial Instruments: Disclosures issued in October 2010, which increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. These amendments are applicable for annual periods beginning on or after 1 January 2013;

•             Amendments to IAS 1 Presentation of Financial Statements issued in June 2011 require additional disclosures to be made in the statement of comprehensive income such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. These amendments are applicable as from 1 January 2013;

•             Amendments to IAS 19 Employee Benefits issued in June 2011, which include primarily: (i) the elimination of an option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’; (ii) streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations; (iii) enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to when participating in those plans; and (iv) the change in the calculation of the expected return on assets, based on the discount rates used for benefit obligations instead of the long-term rate of return previously determined. This standard is effective for annual periods beginning on or after 1 January 2013. The Company is assessing the impacts resulting from the adoption of this revised standard, which at least shall include lower expected return on assets, although it should also be mentioned that Portugal Telecom already recognizes actuarial gains and losses directly in shareholders’ equity;

•             Amendments to IFRS 1 issued in December 2010, which provide  relief for first-time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs and provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time. These amendments are effective as from 1 January 2013, in accordance with the date set by the EU, and are not applicable to Portugal Telecom;

•             Amendments to IAS 12 Income Taxes issued in December 2010, which provide an exception to the general principles in IAS 12 that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. Specifically, under these amendments, investment properties that are measured using the fair value model in accordance with IAS 40 Investment Property are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances. These amendments are effective as from 1 January 2013, in accordance with the date set by EU, but are not applicable to Portugal telecom;

•             Amendments to IAS 32 Financial Instruments: Presentation issued in December 2011, which establish requirement disclosures regarding the offsetting of financial assets and financial liabilities;

•             IFRS 10 Consolidated Financial Statements issued in May 2011, which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control. IFRS 10 replaces the consolidation requirements in SIC 12 Consolidation — Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. This standard is applicable as from 1 January 2014, in accordance with the date set by EU, and the company is still evaluating the impacts of its adoption;

•             IFRS 11 Joint Arrangements issued in May 2011, which classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity) and requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportional consolidation method. This standard, which supersedes IAS 31 Interest in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Ventures, is effective for annual periods beginning on or after 1 January 2014, in accordance with the date set by the EU. Upon the adoption of this new standard, Portugal Telecom will not be able to proportionally consolidate its jointly controlled entities, including primarily Oi and Contax;

•             IFRS 12 Disclosure of Interests in Other Entities issued in May 2011, which is applicable to entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities, establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. In accordance with this standard, an entity should disclose information that helps users of its financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements. This standard is applicable as from 1 January 2014, in accordance with the date set by EU, and the company is still assessing the impacts of its adoption;

•             Amendments to IAS 27 Consolidated and Separate Financial Statements and to IAS 28 Investments in Associates issued in May 2011, following the above mentioned standards issued on May 2011. These amendments are also applicable as from 1 January 2014; and

•             IFRS 13 Fair Value Measurement issued in May 2011, which establishes a single source of guidance for fair value measurement under IFRS. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. The company is still assessing the impacts of the adoption of this standard, which is applicable as from 1 January 2013.

The IASB issued the following standards, revised standards or interpretations that were not yet adopted by the European Union, the mandatory adoption date of which set by the IASB occurs in subsequent years:

•             Amendments to IFRS 10, IFRS 12 and IAS 27 issued on 31 October 2012, which apply to a particular class of business that qualify as investment entities. The IASB uses the term ‘investment entity’ to refer to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. Such entities could include private equity organisations, venture capital organisations, pension funds, sovereign wealth funds and other investment funds. These amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. These amendments are effective for annual periods beginning on or after 1 January 2014 and the company is still assessing the impacts of the adoption of these amendments;

•             Amendments to IFRS 10 transition guidance of Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities issued in June 2012, which clarify the transition guidance in IFRS 10 and also provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, these amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied;

•             Amendments to IFRS 1 First Time Adoption of IFRS issued in March 2012, which relate to loans obtained from government entities at a below market interest rate, and give first-time adopters of IFRSs relief from full retrospective application of IFRSs when accounting for these loans on transition. These amendments, which are effective for annual periods beginning on or after 1 January 2013, are not applicable to Portugal Telecom;

•             IFRS 9 Financial Instruments Measurement issued in November 2009, which introduces new requirements for the classification and measurement of financial assets. Subsequently, in October 2010, IFRS 9 was amended to include the requirements for the classification and measurement of financial liabilities and for derecognition. Portugal Telecom is still assessing the impacts of the adoption of this standard which is effective for annual periods beginning on or after 1 January 2015; and

•             Amendments to  IFRS 7 Financial Instruments: Disclosures issued in December 2011, which introduced new disclosure requirements with the purpose of providing better information to the users of financial statements regarding the effects on the company’s financial position resulting from offsetting financial assets and financial liabilities, increasing the level of discloses for transactions related to the transfer of financial assets.

4.2 Changes in estimates

As mentioned in Portugal Telecom’s 2011 annual report, following the preliminary assessment of the fair value of the assets acquired and liabilities assumed in connection with the acquisition of the investments in Oi and Contax, the purchase price allocation of these business combinations recorded as at 31 December 2011 was subject to changes until the completion of the one year period from the acquisition date, as allowed by IFRS 3 Business Combinations. During the first quarter of 2012, Portugal Telecom obtained the necessary information to conclude the final assessment of the fair value of the assets acquired and liabilities assumed under these business combinations and, as a result of the changes made to the purchase price allocation recorded as at 31 December 2011, the Company restated its Consolidated Statement of Financial Position as of that date, in order to reflect those changes as if they had been recognized on the acquisition date. Portugal Telecom has concluded during the first quarter of 2012 the assessment of contingent liabilities and recognised a total amount of Euro 233 million as at 31 December 2011 related to the fair value of contingent liabilities regarding contractual obligations and civil, labor and tax proceedings. In addition, during the year ended 31 December 2012, Portugal Telecom revised the useful life of certain tangible fixed assets of the Portuguese telecommunications business, including primarily certain transmission equipments, which resulted in a reduction of depreciation expenses by Euro 19 million in that year.

The impacts of the restatement made to the Consolidated Statement of Financial Position as at 31 December 2011 are as follows:

Euro

	Statement reflecting	Impacts of the changes	Restated statement
	the preliminary	to the preliminary	reflecting the final
	purchase price allocation	purchase price allocation	purchase price allocation
ASSETS
Current Assets	8,433,036,041	—	8,433,036,041
Non-Current Assets
Goodwill	1,297,490,731	205,698,458	1,503,189,189
Intangible assets	4,126,609,728	—	4,126,609,728
Tangible assets	6,228,622,568	—	6,228,622,568
Deferred taxes	1,220,882,009	26,902,031	1,247,784,040
Other non-current assets	1,637,149,875	—	1,637,149,875
Total non-current assets	14,510,754,911	232,600,489	14,743,355,400
Total assets	22,943,790,952	232,600,489	23,176,391,441
LIABILITIES
Current Liabilities
Provisions	282,487,720	29,671,358	312,159,078
Other current liabilities	6,529,366,652	—	6,529,366,652
Total current liabilities	6,811,854,372	29,671,358	6,841,525,730
Non-Current Liabilities
Provisions	579,396,803	49,452,263	628,849,066
Other non-current liabilities	247,479,376	154,110,204	401,589,580
Other	11,562,254,308	—	11,562,254,308
Total non-current liabilities	12,389,130,487	203,562,467	12,592,692,954
Total liabilities	19,200,984,859	233,233,825	19,434,218,684
SHAREHOLDERS’ EQUITY
Equity excluding non-controlling interests	2,828,069,784	—	2,828,069,784
Non-controlling interests	914,736,309	(633,336)	914,102,973
Total equity	3,742,806,093	(633,336)	3,742,172,757
Total liabilities and shareholders’ equity	22,943,790,952	232,600,489	23,176,391,441

5.                  Exchange rates used to translate foreign currency financial statements

As at 31 December 2012 and 2011, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	2012	2011
Argentine peso	6.4879	5.5683
Australian dollar	1.2712	1.2723
Botswana pula	10.2717	9.6704
Brazilian real	2.7036	2.4159
British pound	0.8161	0.8353
Canadian dollar	1.3137	1.3215
Cape Verde escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	8.2207	8.1588
Danish krone	7.4610	7.4342
Hong Kong dollar	10.2260	10.0510
Hungarian forint	292.3000	314.5800
Japanese yen	113.6100	100.2000
Kenyan shilling	113.6003	109.9168
Macao pataca	10.5328	10.3525
Moroccan dirham	11.1526	11.0952
Mozambique metical	39.2400	34.9600
Namibian dollar	11.1727	10.4830
Norwegian krone	7.3483	7.7540
São Tomé dobra	24,500.0	24,500.0
South African rand	11.1727	10.4830
Swedisk krone	8.5820	8.9120
Swiss franc	1.2072	1.2156
Ugandan shilling	3,549.2	3,208.9
US dollar	1.3194	1.2939

During the years ended 31 December 2012 and 2011, income statements of subsidiaries expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	2012	2011
Argentine peso	5.8869	5.7591
Botswana pula	9.8156	9.5133
Brazilian real	2.5084	2.3265
Cape Verde escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	8.1052	8.9960
Hungarian forint	289.2500	279.3700
Kenyan shilling	109.3349	122.8537
Macao pataca	10.2645	11.1619
Moroccan dirham	11.1061	11.2677
Mozambique metical	36.3700	40.5400
Namibian dollar	10.5511	10.0970
São Tomé dobra	24,500.0	24,500.0
Swiss franc	1.2053	1.2326
Ugandan shilling	3,250.3	3,501.2
US dollar	1.2848	1.3920

6.                  Revenues

The contribution of reportable segments to consolidated revenues in the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Telecommunications in Portugal (Note 7.a)(i)	2,676,916,113	2,868,688,041
Services rendered (Note 3.p)	2,532,665,557	2,726,419,561
Sales	107,428,368	115,138,271
Other revenues	36,822,188	27,130,209
Telecommunications in Brazil - Oi (Note 7.b)(ii)	3,037,905,715	2,409,199,493
Services rendered (Note 3.p)	2,817,121,891	2,297,480,556
Sales	56,920,290	12,028,870
Other revenues	163,863,534	99,690,067
Other businesses (iii)	883,983,010	868,957,187
Services rendered	844,176,898	835,386,776
Sales	34,318,206	14,288,268
Other revenues	5,487,906	19,282,143
	6,598,804,838	6,146,844,721

(i)                  For information on this operating segment performance, including explanations for changes in operating revenues, see Note 7.a).

(ii)               As mentioned in Note 2, the results of Oi were proportionally consolidated as from 1 April 2011. For information on this operating segment performance, including explanations for changes in operating revenues, see Note 7.b).

(iii)            The increase of Euro 15 million in the contribution of other businesses to consolidated revenues relates mainly the impact of the proportional consolidation of Contax in the first quarter of 2012 (Euro 148 million), which was proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI business in the first half of 2011 (Euro 134 million), as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of Portugal Telecom’s interest in this business for an additional stake in Contax (Note 2.b). Excluding the impact of these changes in the consolidation perimeter, the contribution of other businesses to consolidated revenues would have remained broadly stable, as higher contributions from Timor Telecom and MTC were offset by a lower contribution from Contax, since  the impact of the depreciation of the Brazilian Real against the Euro more than offset an increase on a constant currency basis mainly due to the positive effects of the consolidation of Allus and Dedic/GPTI, respectively,  as from 1 May and 1 July 2011.

Revenue is recognized in accordance with principles referred to in Note 3.p). Services rendered include mainly revenue derived from (1) fixed line and international telecommunications services, including billed and interconnection revenues, (2) Pay-TV services, including monthly subscription fees and rental of equipment, (3) mobile telecommunications services, including usage of network, interconnection fees, roaming, pre-paid cards and wireless broadband, and (4) advertising in directories. Sales correspond mainly to the disposals of terminal equipment, including fixed telephones, modems, TV boxes and terminal mobile equipment. Other revenues include mainly Portal’s advertising revenues, benefits from contractual penalties imposed to customers, rental of equipments and other own infra-structures and revenues resulting from consultancy projects.

Revenues in 2012 and 2011 by geographic area are as follows:

Euro

	2012	2011
Portugal	2,745,121,320	2,932,085,657
Brazil (i)	3,515,235,497	2,901,881,154
Other	338,448,021	312,877,910
	6,598,804,838	6,146,844,721

(i)             This caption includes revenues from Oi and Contax totalling Euro 3,515 million in 2012 and Euro 2,768 million in 2011 (Note 2.b), an increase of Euro 747 million reflecting primarily the impact of the proportional consolidation in the first quarter of 2012, amounting to Euro 936 million  (Note 2.b), partially offset by the impact of the depreciation of the Brazilian Real against the Euro. In addition, in 2011 this caption also includes Euro 134 million corresponding to the impact of the full consolidation of Dedic/GPTI business up to 30 June 2011, which as from that date was integrated in Contax.

7.                  Segment reporting

The operating segments as at 31 December 2012 and 2011, based on the manner the Board of Directors reviews and assesses the performance of the Group’s businesses,  are as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. There is no difference between operating and reportable segments.

The operating segment named “Telecommunications in Portugal” includes wireline and TMN.

The operating segment named “Telecommunications in Brazil - Oi” includes Oi, S.A., the parent company of the Oi Group, Telemar Norte Leste and the subsidiaries of both these companies. Portugal Telecom discloses Oi as an operating segment since the Company’s management currently reviews and assesses its performance periodically. The results of this segment were proportionally consolidated as from 1 April 2011.

In addition to the above mentioned reportable segments, the Group has other businesses that do not comply individually or together with any of the quantitive thresholds that would require a disclosure as a reportable segment. These businesses relate primarily to the following Group companies: (1) Contax, which renders BPO and contact centre services; (2) MTC, Cabo Verde Telecom and Timor Telecom, which render wireline and mobile telecommunications services; and (3) certain Portuguese support companies, namely PT - Sistemas de Informação, Portugal Telecom Inovação, PT Pro Serviços Administrativos e de Gestão Partillhados and PT Contact — Telemarketing e Serviços de Informação.

a) Telecommunications in Portugal

Financial information of this reportable segment for the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
REVENUES (i)
Services rendered - external customers (Note 6)	2,532,665,557	2,726,419,561
Services rendered - inter-segment	13,237,131	13,549,575
Sales - external customers (Note 6)	107,428,368	115,138,271
Sales - inter-segment	1,687,799	1,137,761
Other revenues - external customers (Note 6)	36,822,188	27,130,209
Other revenues - inter-segment	8,662,045	8,623,453
	2,700,503,088	2,891,998,830
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries (Note 8)	241,778,227	252,457,557
Direct costs (Note 9)	457,091,120	480,297,290
Commercial costs (ii)	292,158,529	318,304,226
Supplies, external services and other expenses (Note 11) (iii)	508,734,534	535,438,223
Depreciation and amortisation (iv)	681,159,324	703,169,318
Post retirement benefits, net	51,796,911	53,917,498
Work force reduction and settlement costs	867,969	34,003,038
Net gains on disposals of fixed assets	(3,525,138)	(556,261)
Other costs (gains), net (v)	(23,494,632)	16,613,077
	2,206,566,844	2,393,643,966
Income before financial results and taxes	493,936,244	498,354,864

(i)             The composition of total revenues by customer segment for the years ended 31 December 2012 and 2011 is as follows:

Euro million

	2012	2011
Residential	712	682
Personal	688	768
Enterprise	896	982
Wholesale, other and eliminations	405	459
	2,701	2,892

The reduction in total revenues is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 86 million), impacted by pricing and consumption pressure on both SME and large companies, significant cut back on the public administration and postponement of investment decisions by large corporate customers; (2) revenue decline in the Personal customer segment (Euro 80 million), as a result of lower customer revenues (Euro 56 million) reflecting challenging economic conditions and pricing pressure, lower interconnection revenues, following the negative impact of the decline in Mobile Termination Rates (“MTRs”), and lower sales; and (3) a reduction in revenues from wholesale and other businesses (Euro 54 million), as a result of lower accesses and traffic revenues, a decline in public phones and lower revenues from the directories business (Euro 11 million). These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 29 million), mainly related to Pay-TV and broadband revenues, which are underpinned by the solid performance of Meo’s double and triple play offers.

(ii)          This caption includes costs of products sold, commissions and marketing and publicity expenses. The reduction in 2012 is primarily explained by: (1) lower costs of goods sold, due to lower equipment sales, lower subsidies and also lower average cost of handsets as a result of favourable contracts signed with key suppliers; (2) lower commissions, which was a solid performance as it was achieved against a backdrop of continued customer growth, thus reflecting lower churn; and (3) lower marketing and publicity expenses, due to a strong focus on cost efficiency.

(iii)       This caption includes supplies and external services costs, provisions, indirect taxes and other costs.

(iv)      The decrease in depreciation and amortization costs reflects primarily the swap of TMN’s 2G equipment for LTE (4G) enabled equipment, which led to an accelerated depreciation of 2G equipments up to 30 June 2011, and the impact resulting from the revision of the useful life of certain tangible assets undertaken in 2012.

(v)         Other gains in 2012, as mentioned in Note 15, include an estimated net compensation receivable from the Portuguese State for prior years costs supported by PT Comunicações with the universal service obligation under the Concession Agreement, which explains the change in this caption as compared to the year 2011.

Capital expenditures in tangible and intangible assets for this reportable segment decreased from Euro 647 million in 2011 to Euro 555 million in 2012. This performance reflected: (1) lower costumer related capital expenditures, mainly due to lower unitary equipment costs, lower net additions of costumers and lower churn across the pay-tv and broadband services, and (2) lower infra-structure capital expenditures, explained by the strong investments made during the 2008-2011 period in the development  of the FTTH network, the modernization of the 2G network and the reinforcement of 3G and 3.5G networks in terms of capacity and coverage, and notwithstanding the investments in the development of the 4G LTE network in 2012. Capital expenditures in the Portuguese telecommunication businesses have been directed towards investments in future proof technologies, namely FTTH, including the coverage of mobile base stations with fibre, and 4G/LTE. In addition to the above mentioned capital expenditures, this business segment incurred in one-off capital expenditures totalling Euro 136 million in 2011, as detailed in Notes 36 and 37.

As at 31 December 2012 and 2011, the total staff in this segment was 7,637 and 7,535 employees, respectively.

b) Telecommunications in Brazil - Oi

Financial information of this reportable segment for the year ended 31 December 2012 and the nine months period between 1 April and 31 December 2011, which was proportionally consolidated in Portugal Telecom’s Income Statement (based on the 25.6% interest held in Telemar Participações), is as follows:

Euro

	2012	2011
REVENUES
Services rendered - external customers (Note 6)	2,817,121,891	2,297,480,556
Sales - external customers (Note 6)	56,920,290	12,028,870
Other revenues - external customers (Note 6)	163,863,534	99,690,067
Other revenues - inter-segment	4,181,473	2,917,385
	3,042,087,188	2,412,116,878
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	248,684,844	163,243,344
Direct costs	630,173,022	517,527,789
Commercial costs	240,284,522	174,426,926
Supplies, external services and other expenses	1,013,972,714	809,288,452
Depreciation and amortisation	578,210,753	512,203,623
Post retirement benefits, net	6,438,817	4,516,002
Net gains on disposals of fixed assets	(29,877,164)	(8,711,820)
Other costs, net	11,364,037	10,136,238
	2,699,251,545	2,182,630,554
Income before financial results and taxes	342,835,643	229,486,324

As mentioned in Note 2, the results of Oi were proportionally consolidated as from 1 April 2011, which explains the increase across all captions in 2012 as compared to 2011, partially offset by the impact of the depreciation of the Brazilian Real against the Euro in 2012.

Oi’s revenues stood at Euro 3,042 million in 2012, as compared to Euro 2,412 million in the nine months period between 1 April and 31 December 2011, an increase of Euro 630 million reflecting primarily the effect of the proportional consolidation in the first quarter of 2012 (Euro 788 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 241 million). Adjusting for these effects, the contribution of Oi to Portugal Telecom’s consolidated operating revenues in 2012 would have increased by Euro 83 million as compared to 2011, mainly due to an increase in sales and other operating revenues (Euro 86 million), partially offset by a reduction in services rendered (Euro 3 million). The increase in sales reflects Oi’s return to the handset market, in line with its strategy to focus on the high-value segment. The decrease in service revenues is primarily explained by (1) the impact of lower residential revenues, due to lower fixed voice revenues and notwithstanding the positive contribution of broadband and pay-TV revenues in the last couple of quarters, which was offset by (2) an increase in personal mobility revenues, on the back of higher revenues from monthly fees, underpinned by postpaid customer growth, increased traffic revenues and higher revenues from 3G services.

Also adjusted for the impacts of the proportional consolidation in the first quarter of 2012 and the depreciation of the Brazilian Real against the Euro in 2012, Oi’s consolidated income before financial results and taxes would have presented an increase, primarily as a result of: (1) a reduction in provisions and adjustments, reflecting both lower provisions for contingencies and lower adjustments for bad debt; and (2) an increase in net sales and other operating revenues. These effects were partially offset by: (1) an increase in supplies and external services, mostly due to higher sales, increased content costs for pay-TV and higher expenses for logistics related to the new handset marketing strate; (2) higher personnel costs as a result of increased staff levels and organisational restructuring, including new region commercial structures in order to improve regional operational performance; and (3) a gain recorded in the third quarter of 2011 related to the recognition of a reimbursement  to be received from Sistel regarding the surplus of a post retirement benefits plan.

Capital expenditures in tangible and intangible assets for this reportable segment increased from Euro 444 million in the nine months period between 1 April and 31 December 2011 to Euro 630 million in 2012. This performance reflects primarily the effect of the proportional consolidation in the first quarter of 2012 (Euro 121 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 50 million). Adjusting for these effects, Oi’s contribution to consolidated capital expenditures would have increased by Euro 114 million mainly due to the investments in expanding broadband and 3G coverage during the year 2012. In addition to the above mentioned capital expenditures, Oi made a non-recurring investment in June 2012 in the acquisition of 4G licenses for a total amount of Euro 41 million, as referred to in Note 36.

As at 31 December 2012 and 2011, the total staff in this segment was 9,412 and 7,892 employees, respectively (considering the 25.6% stake used in the proportional consolidation).

c) Reconciliation of revenues and net income and information by geographic area

In 2012 and 2011, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

Euro

	2012	2011
Revenues relating to reportable segments	5,742,590,276	5,304,115,708
Revenues relating to other businesses (i)	1,485,091,326	1,441,145,339
Elimination of intragroup revenues (i)	(628,876,764)	(598,416,326)
Total consolidated revenues	6,598,804,838	6,146,844,721

(i)     As mentioned above, other businesses include primarily Contax, MTC, Cabo Verde Telecom, Timor Telecom and certain Portuguese support companies, the performance of which is monitored by the management on a standalone basis. The increase in revenues relating to other business in the year ended 31 December 2012 is primarily explained by (1) the impact of the proportional consolidation of Contax in the first quarter of 2012, which was proportionally consolidated  as from 1 April 2011, and (2) improved revenue performance of MTC (mobile operator in Namibia) and Timor Telecom. These effects were partially offset by a lower contribution from Dedic/GPTI, as this business was fully consolidated only until 30 June 2011 and then integrated in Contax. The higher level of eliminations in 2012, as compared to 2011, is primarily related to the elimination of call centre and other corporate services rendered by Contax to Oi, as these companies were proportionally consolidated only as from 1 April 2011.

In the years ended 31 December 2012 and 2011, the reconciliation between net income before financial results and taxes of reportable segments and Group’s consolidated net income is as follows:

Euro

	2012	2011
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal	493,936,244	498,354,864
Telecommunications in Brazil - Oi	342,835,643	229,486,324
Income before financial results and taxes relating to other businesses (i)	22,380,126	16,168,950
Consolidated income before financial results and taxes	859,152,013	744,010,138
Financial gains (losses):
Net interest expenses (Note 16)	(498,835,624)	(297,114,673)
Net foreign currency exchange losses (Note 17)	(2,246,163)	(18,146,031)
Net gains (losses) on financial assets and other investments (Note 18)	(3,875,511)	577,737
Equity in earnings of associated companies, net (Note 33)	209,674,551	209,183,860
Net other financial expenses (Note 19)	(90,647,087)	(107,402,475)
Income taxes (Note 20)	(147,604,824)	(108,196,813)
Net income	325,617,355	422,911,743

(i)     The improvement in this caption is primarily explained by (1) the improvement in the earnings of certain international operations, namely MTC and Timor Telecom, and (2) the impact of the proportional consolidation of Contax in the first quarter of 2012, as this business was consolidated only as from 1 April 2011.

Total assets, liabilities and tangible and intangible assets by geographic area as at 31 December 2012 and 2011 and capital expenditures for tangible and intangible assets in the years ended 31 December 2012 and 2011 are as follows:

Euro

2012

			Tangible	Intangible	Capital expenditures
	Total	Total	assets	assets	for tangible and
	assets	liabilities	(Note 37)	(Note 36)	intangible assets (iii)
Portugal (i)	8,377,834,205	9,897,518,716	3,409,453,244	641,345,418	572,229,726
Brazil (ii)	10,480,552,976	7,081,825,656	2,439,961,486	2,882,541,630	655,358,875
Other	1,237,355,836	262,354,331	169,458,624	116,239,039	89,239,535
	20,095,743,017	17,241,698,703	6,018,873,354	3,640,126,087	1,316,828,136

Euro

2011

			Tangible	Intangible	Capital expenditures
	Total	Total	assets	assets	for tangible and
	assets	liabilities	(Note 37)	(Note 36)	intangible assets (iii)
Portugal (i)	10,332,630,890	11,656,558,167	3,498,585,410	686,876,860	660,819,438
Brazil (ii)	11,736,577,629	7,571,197,343	2,572,891,593	3,325,891,061	482,918,619
Other	1,107,182,922	206,463,174	157,145,565	113,841,807	80,083,124
	23,176,391,441	19,434,218,684	6,228,622,568	4,126,609,728	1,223,821,181

(i)           The decrease in total assets and total liabilities from operations in Portugal is primarily explained by the repayment of the 1,300 million Eurobond issued in March 2005.

(ii)        The lower contribution from Brazilian businesses across all balance sheet captions is basically explained by the impact of the depreciation of the Brazilian Real against the Euro.

(iii)     Total capital expenditures in 2012 and 2011 include capital expenditures for tangible assets, amounting to Euro 1,139 million and Euro 1,049 million (Note 37), respectively, and capital expenditures for intangible assets amounting to Euro 178 million and Euro 175 million (Note 36), respectively. In addition to these amounts, the Group recognized certain one-off capital expenditures in tangible and intangible assets, as disclosed in Notes 36 and 37.

8.                  Wages and salaries

The composition of this caption in the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Salaries	878,493,245	771,408,966
Social security	170,266,849	174,072,680
Health care benefits related to active employees	29,857,350	24,768,398
Trainning	2,563,829	6,098,169
Other (i)	21,185,732	44,127,242
	1,102,367,005	1,020,475,455

(i)     This caption includes mainly costs from Oi and Contax related to transportation expenses and personnel selection and recruitment expenses.

The increase in this caption relates primarily to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 188 million — Note 2.b), as these business were proportionally consolidated only as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in the first half of 2011, as this business was integrated in Contax as from 1 July 2011. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 84 million, wages and salaries would have decreased by Euro 2 million, reflecting primarily (1) a decline at the operating segment “Telecommunications in Portugal” (Euro 11 million — Note 7.a), due to lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in the end of 2011, and (2) a lower contribution from Contax, explained mainly by a reduction in staff and also the impact of the depreciation of the Brazilian Real against the Euro. These effects were partially offset by a higher contribution from Oi (Euro 22 million), reflecting increased staff levels and a reorganisation to create new regional commercial structures, as part of the strategy to improve regional operational performance, which more than offset the impact of the depreciation of the Brazilian Real against the Euro.

9.                  Direct costs

The composition of this caption in the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Telecommunications costs (i)	816,617,956	729,640,282
Programming costs (ii)	123,391,025	120,025,530
Leasings of sites (i)	53,007,512	45,352,281
Directories (iii)	28,561,952	38,194,685
Other (iv)	70,787,810	79,061,672
	1,092,366,255	1,012,274,450

(i)             In 2012 and 2011, these captions include costs related to operating leases totalling Euro 108,395,327 and Euro 92,317,816, respectively (Note 12).

(ii)          This caption relates basically to the programming costs incurred by the Pay-TV operation in Portugal, reflecting the continued growth of these services and notwithstanding the decline in costs per customer, as Pay-TV is reaching critical mass.

(iii)       The reduction in this caption is directly related to the decline of the directories business.

(iv)      This caption includes primarily mobile contents and the increase occurred in 2012 relates primarily to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012.

The increase of Euro 80 million in total consolidated direct costs is primarily explained by the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to Euro 177 million (Note 2.b). Adjusting for this effect, direct costs would have decreased by Euro 97 million in 2012, primarily as a result of: (1) a reduction in the Portuguese telecommunication businesses (Euro 23 million — Note 7.a), as a result of lower traffic costs at TMN, explained by the impact of the regulatory MTR cuts and a reduction of roaming interconnection costs, and lower costs associated with the directories business, which more than offset the higher programming costs due to the continued growth of pay-TV customers, notwithstanding a decline in programming costs per customer as pay-TV business reached critical mass; and (2) a lower contribution from Oi (Euro 63 million), reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 50 million) and also a reduction in interconnection costs due to lower VU-M tariffs.

10.           Costs of products sold

The composition of this caption in the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Costs of products sold	187,843,504	175,720,765
Increases in adjustments for inventories (Note 42)	5,751,812	3,532,983
Reductions in adjustments for inventories (Note 42)	(10,526,575)	(9,378,626)
	183,068,741	169,875,122

The increase of Euro 13 million in this caption reflects primarily a higher contribution from Oi (Euro 12 million), explained by increased commercial activity, translated into higher sales, the impact of the proportional consolidation in the first quarter of 2012 (Euro 6 million) and notwithstanding the impact of the depreciation of the Brazilian Real against the Euro (Euro 3 million).

11.           Supplies, external services and other expenses

The composition of this caption in the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Maintenance and repairs	380,434,863	347,252,300
Support services	243,818,396	237,489,708
Commissions	260,953,962	216,666,335
Specialized work	221,928,843	198,757,611
Electricity	128,723,893	110,842,723
Operating leases (Note 12)	90,432,578	75,518,065
Other	148,912,865	94,855,979
	1,475,205,400	1,281,382,721

The increase of Euro 194 million in this caption reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to Euro 221 million (Note 2.b), partially offset by the contribution of Dedic/GPTI in the first half of 2011, amounting to Euro 30 million. Excluding the impact of these changes in the consolidation perimeter, totaling Euro 192 million, this caption would have increased by Euro 2 million, reflecting (1) a higher contribution from Oi, mainly due to higher third party expenses and commission expenses and notwithstanding the impact of the depreciation of the Brazilian Real against the Euro, partially offset by (2) a lower contribution from the Portuguese telecommunication businesses, reflecting mainly lower maintenance and repair expenses, support services and other third party services, benefiting from the roll out of Portugal Telecom’s more efficient and reliable FTTH network, the extensive field force transformation programme and also several cost cutting initiatives undertaken in Portuguese operations (Note 7.a).

12.           Operating leases

In the years ended 31 December 2012 and 2011, operating lease costs were recognised under the following captions:

Euro

	2012	2011
Direct costs (Note 9)	108,395,327	92,317,816
Supplies, external services and other expenses (Note 11) (i)	90,432,578	75,518,065
	198,827,905	167,835,881

(i)        This  caption relates mainly to rentals of property and leases of transportation equipment.

As at 31 December 2012, the Company’s obligations under non-cancellable operating lease contracts mature as follows:

Euro

2013	43,947,242
2014	26,556,083
2015	20,010,461
2016	17,210,121
2017	15,698,401
2018 and following years	44,040,850
167,463,158

13.           Indirect taxes

The composition of this caption in the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Spectrum fees (i)	101,892,879	81,019,498
Other (ii)	145,138,500	106,441,262
	247,031,379	187,460,760

(i)        This caption includes primarily spectrum fees from Oi’s mobile operations and TMN.

(ii)     The increase in this caption relates primarily to the proportional consolidation of Oi in the first quarter of 2012, and includes mainly indirect taxes related to the funds “FUST” (fund to improve the general access to telecommunications services) and “FUNTEL” (National Telecommunications Fund), Value Added Tax expenses, concessions fees and other municipal, federal and state taxes in Brasil.

The increase of Euro 60 million in indirect taxes reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to Euro 52 million (Note 2.b), and, adjusting for this effect, a higher contribution from Oi amounting to Euro 4 million, reflecting higher Fistel fees and other indirect taxes and notwithstanding the impact of the depreciation of the Brazilian Real against the Euro.

14.           Post retirement benefits

14.1. Portuguese Operations

As referred to in Note 3, PT Comunicações and PT SI sponsor defined benefits plans under which these companies grant pension supplements to retired and active employees, healthcare services to retired employees and elegible relatives and salaries to suspend and pre-retired employees until retirement age.

The actuarial valuations of Portugal Telecom’s defined benefits plans related to Portuguese operations as at 31 December 2012, 2011 and 2010 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2012	2011	2010
Financial assumptions
Discount rate for responsabilities with:
Pension supplements	3.00%	4.75%	4.75%
Salaries to suspended and pre-retired	2.00%	3.75%	3.75%
Healthcare	4.00%	4.75%	4.75%
Salary growth rate for responsabilities with:
Pension supplements and healthcare	1.75%	1.75%	1.75%
Salaries to suspended and pre-retired	0% - 1.75%(i)	0% - 1.75%(i)	1.75%
Pension growth rate	GDP linked	GDP linked	GDP linked
Social Security sustainability factor	Applicable	Applicable	Not applicable
Inflation rate	2.00%	2.00%	2.00%
Healthcare cost trend growth rate	3.00%	3.00%	3.00%
Expected return on assets	6.00%	6.00%	6.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	PA (90)m adjusted	AM (92)	AM (92)
Females	PA (90)f adjusted	AF (92)	AF (92)
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted	PA (90)f adjusted
Disability table (Swiss Reinsurance Company)	25%	25%	25%
Active employees with spouses under the plan	35%	35%	35%
Turnover of employees	Nil	Nil	Nil

(i)    For salaries payable between 2013 and 2017, the salary growth rate ranges from 0% to 1% depending on the amount of the salary. As from 2018, the salary growth rate is 1.75% for all situations.

The changes in actuarial assumptions reflect mainly changes occurred in market conditions.

The discount rate was computed based on long-term yield rates of Euro Zone high-rating corporate bonds as of the date of the Consolidated Statement of Financial Position for durations comparable to the liabilities for pension supplements, salaries and health care benefits (between 4 and 15 years).

The rate of return on long-term fund assets was estimated based on historical information on the return of each category of fund assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

Salary growth rate was established in accordance with Group policy for wages and salaries and pension growth rate and the sustainability factor was established in line with Portuguese Government information.

Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

In the years ended 31 December 2012 and 2011, the total impact of changes in actuarial assumptions was a net loss of Euro 136,624,616 and a net gain of Euro 19,426,453 (Note 14.6), respectively, and was recognized directly in the Consolidated Statement of Comprehensive Income.

The impact of an increase by 25 bp on the average discount rate actuarial assumption would be a decrease of the responsibilities for post retirement benefits by approximately Euro 21 million as at 31 December 2012, while the impact of an increase (decrease) in the health care cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 71 million (Euro 58 million) as at 31 December 2012.

The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would be a decrease (increase) of post retirement benefit costs in the year 2012 by approximately Euro 3 million, corresponding to the increase (decrease) in expected return on assets, and the impact of an increase (decrease) by 1% in the health care cost trend rate would be an increase (decrease) of post retirement benefits costs in the year 2012 by approximately Euro 4 million (Euro 3 million).

14.1.1. Pension and supplement benefits

As referred to in Note 3.h, PT Comunicações is responsible for the payment of pension supplements to retired and active employees. These liabilities, which were estimated based on actuarial valuations, are as follows:

a)             Retirees and employees of Companhia Portuguesa Rádio Marconi, S.A. (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a supplemental pension benefit (“Marconi Complementary Fund”). In addition, PT Comunicações contributes to the fund “Fundo de Melhoria Marconi” with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement.

b)             Retirees and employees of TLP and TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system.

c)              On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

Employees hired by PT Comunicações or any of its predecessor companies after the dates indicated above are not entitled to these benefits, as they are covered by the general Portuguese Government social security system.

PT SI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

As at 31 December 2012 and 2011, plans from PT Comunicações and PT SI covered 19,879 and 19,624 beneficiaries, respectively, of which approximately 63% and 64% were non-active, respectively.

Based on the actuarial reports, the benefits obligations and the fair value of the pension funds as at 31 December 2012 and 2011 were as follows:

Euro

	2012	2011
Projected benefits obligations	127,330,646	121,564,812
Pension funds assets at fair value	(99,529,441)	(98,480,548)
Unfunded pension obligations	27,801,205	23,084,264
Prior years’ service gains (i)	3,583,825	4,541,608
Net liabilities recognized (Note 14.3)	31,385,030	27,625,872

(i)       This caption refers to the component of the prior years’ service gains or losses resulting from the changes in the benefits granted under pension supplement plans related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (9 years).

During the years ended 31 December 2012 and 2011, the movement in the projected benefits obligations related to pensions supplements was as follows:

Euro

	2012	2011
Opening balance of the projected benefits obligations	121,564,812	129,890,253
Payments of benefits and contributions
Benefits paid by the Company (Note 14.4)	(983,643)	(1,109,982)
Benefits paid by the funds	(9,392,359)	(9,692,964)
Post retirment benefits
Service cost	459,098	484,444
Interest cost	5,364,577	5,741,453
Work force reduction costs	83,981	10,245
Net actuarial losses (gains)	10,029,807	(3,758,637)
Transfers between plans (Note 14.1.3)	204,373	—
Closing balance of the projected benefits obligations	127,330,646	121,564,812

As at 31 December 2012 and 2011, the fair value of the portfolio of pension funds was as follows:

Euro

	2012		2011
	Amount	%	Amount	%
Equities	19,922,371	20.0%	19,994,550	20.3%
Bonds	60,201,161	60.5%	58,907,519	59.8%
Property (i)	2,545,908	2.6%	2,713,542	2.8%
Cash, treasury bills, short-term stocks and other assets	16,860,001	16.9%	16,864,937	17.1%
	99,529,441	100.0%	98,480,548	100.0%

(i)       During the year ended 31 December 2011, in connection with the transfer of unfunded pension obligations to the Portuguese State, Portugal Telecom acquired from the pension funds real estate properties that were previously rented to Group companies and recognised them under the caption “Tangible fixed assets” for an amount of Euro 3 million (Note 37).

Portugal Telecom is exposed to risks related to the changes in the fair value of the plan assets associated to Portugal Telecom’s post retirement defined pension supplement plans. The main purpose of the established investment policy is capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

During the years ended 31 December 2012 and 2011, the movement in the plan assets was as follows:

Euro

	2012	2011
Opening balance of the plan assets	98,480,548	109,335,604
Actual return on assets	9,341,252	(2,812,092)
Payments of benefits	(9,392,359)	(9,692,964)
Contributions made by the Company (Note 14.4)	1,100,000	1,650,000
Closing balance of the plan assets	99,529,441	98,480,548

A summary of the components of the net periodic pension cost recorded in the years ended 31 December 2012 and 2011 is presented below:

Euro

	2012	2011
Service cost	459,098	484,444
Interest cost	5,364,577	5,741,453
Expected return on plan assets	(5,633,800)	(6,278,854)
Amortization of prior years’ service gains (i)	(662,156)	(664,094)
Current pension cost (Note 14.5)	(472,281)	(717,051)
Work force reduction costs	83,981	10,245
Prior years’ service gains (extraordinary amortization)	(295,627)	(12,281)
Curtailment cost (Note 14.5)	(211,646)	(2,036)
Total pension cost	(683,927)	(719,087)

(i)        In 2012 and 2011, this caption corresponds to the annual amortization of unrecognized prior year service gains obtained in previous years.

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in Shareholders’ Equity, and presented in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2012 and 2011, the movement in accumulated net actuarial losses was as follows:

Euro

	2012	2011
Opening balance	122,034,192	116,701,883
Change in actuarial assumptions (Note 14.6)	17,533,583	(374,801)
Differences between actual data and actuarial assumptions (Note 14.6):
Pension benefits obligations related (i)	(7,503,776)	(3,383,836)
Assets related	(3,707,452)	9,090,946
Closing balance	128,356,547	122,034,192

(i)        Differences between actual data and actuarial assumptions related to the PBO results mainly from updated information regarding beneficiaries.

14.1.2. Health care benefits

As referred to in Note 3.i, PT Comunicações sponsored the payment of post retirement health care benefits to certain suspended employees, pre-retired employees and retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company’s Health Care Plans.

These plans, sponsored by PT Comunicações, include all employees hired by PT Comunicações until 31 December 2000 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

As at 31 December 2012 and 2011, healthcare plans from PT Comunicações and PT SI covered 24,011 and 24,401 beneficiaries related to employees and former employees, of which approximately 76% in both years were non-active. In addition, as at 31 December 2012 and 2011, these plans also covered 10,853 and 11,036 beneficiaries related to relatives of employees and former employees.

The financing of the Health Care Plan comprises defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

Based on the actuarial reports, the benefit obligation and the fair value of the health care fund and prior year’s service gains not yet recognized as at 31 December 2012 and 2011 are as follows:

Euro

	2012	2011
Projected benefits obligations	375,360,964	352,564,459
Plan assets at fair value	(299,865,329)	(246,214,842)
Unfunded obligations	75,495,635	106,349,617
Prior years’ service gains (i)	11,370,881	12,222,435
Net liabilities recognized (Note 14.3)	86,866,516	118,572,052

(i)       This caption refers to the component of the prior years’ service gains resulting from the changes in the health care plan made in 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees.

During the years ended 31 December 2012 and 2011, the movement in the projected benefits obligations was as follows:

Euro

	2012	2011
Opening balance of the projected benefits obligations	352,564,459	342,490,660
Benefits paid by the Company (Note 14.4)	(19,000,416)	(17,964,841)
Post retirment benefits costs
Service cost	3,051,844	3,042,635
Interest cost	16,358,642	15,871,525
Work force reduction costs	(167,331)	186,854
Net actuarial losses	22,553,766	8,937,626
Closing balance of the projected benefits obligations	375,360,964	352,564,459

As at 31 December 2012 and 2011, the fair value of the portfolio of the Company’s autonomous fund to cover post retirement health care benefits obligations was as follows:

Euro

	2012		2011
	Amount	%	Amount	%
Equities (i)	75,277,597	25.1%	41,289,896	16.8%
Bonds (ii)	88,178,641	29.4%	89,155,632	36.2%
Cash, treasury bills, short-term stocks and other assets (iii)	136,409,091	45.5%	115,769,314	47.0%
	299,865,329	100.0%	246,214,842	100.0%

(i)	As at 31 December 2012 and 2011, this caption corresponds to investments in shares of Banco Espírito Santo (Note 48).

(ii)	As at 31 December 2012 and 2011, this caption includes investments in bonds of Portugal Telecom amounting to Euro 66 million (Note 48) and Euro 56 million (Note 48), respectively.

(iii)

As at 31 December 2012 and 2011, this caption includes mainly investments in the private equity funds “Ongoing International Capital Markets” and “Ongoing International Private Equity” totalling Euro 104 million and Euro 79 million, respectively, which are managed by Global investment Opportunities SICAV, former Ongoing International SICAV (Note 48).

During the years ended 31 December 2012 and 2011, the movement in plan assets was as follows:

Euro

	2012	2011
Opening balance of the plan assets	246,214,842	338,810,084
Actual return on assets (i)	74,473,916	(69,303,386)
Refunds (Note 14.4) (ii)	(20,823,429)	(23,291,856)
Closing balance of the plan assets	299,865,329	246,214,842

(i)      In 2012, the performance of plan assets was impacted by the increase on the fair value of equities and other investments, while in 2011 the performance was significantly impacted by the reduction on fair value of equity and bond investments.

(ii)     This caption corresponds to refunds of expenses paid on account by PT Comunicações.

A summary of the components of the net periodic post retirement health care cost (gain) in 2012 and 2011 is presented below:

Euro

	2012	2011
Service cost	3,051,844	3,042,635
Interest cost	16,358,642	15,871,525
Expected return on plan assets	(14,284,623)	(19,827,477)
Prior years’ service gains	(857,553)	(858,263)
Current cost (gain) (Note 14.5)	4,268,310	(1,771,580)
Work force reduction program (gains) costs	(167,331)	186,854
Prior years’ service costs (gains) (extraordinary amortization)	5,999	(6,302)
Curtailment (gain) cost(Note 14.5)	(161,332)	180,552
Health care cost (gain)	4,106,978	(1,591,028)

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2012 and 2011, the movement in accumulated net actuarial losses was as follows:

Euro

	2012	2011
Opening balance	317,763,855	219,695,366
Change in actuarial assumptions (Note 14.6)	37,479,958	—
Differences between actual data and actuarial assumptions (Note 14.6):
Health care benefits obligations related	(14,926,192)	8,937,626
Assets related	(60,189,293)	89,130,863
Closing balance	280,128,328	317,763,855

14.1.3. Salaries

As mentioned in Note 3.j, Portugal Telecom is also responsible for the payment of salaries to suspended and pre-retired employees until the retirement age, which result from agreements between both parties. As at 31 December 2012 and 2011, there were 5,453 and 5,779 suspended and pre-retired employees, respectively.

These liabilities are not subject to any legal funding requirement and therefore the monthly payment of salaries is made directly by PT Comunicações.

During the years ended 31 December 2012 and 2011, the movement in the projected benefits obligations was as follows:

Euro

	2012	2011
Opening balance of the projected benefits obligations	782,498,256	924,324,397
Benefits paid by the Company (Note 14.4)	(159,517,770)	(174,044,745)
Interest cost (Note 14.5)	25,737,595	31,387,011
Work force reduction costs (Note 14.5)	527,010	32,434,698
Net actuarial (gains) losses	81,396,729	(31,603,105)
Transfers between plans (Note 14.1.1)	(204,373)	—
Closing balance of the projected benefits obligations (Note 14.3)	730,437,447	782,498,256

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2012 and 2011, the movement in accumulated net actuarial losses was as follows:

Euro

	2012	2011
Opening balance	83,497,476	115,100,581
Change in actuarial assumptions (Note 14.6)	81,611,075	(19,051,652)
Differences between actual data and actuarial assumptions (Note 14.6)	(214,346)	(12,551,453)
Closing balance	164,894,205	83,497,476

14.2.  Brazilian operations - Oi

Following the acquisition of the investment in Oi, concluded on 28 March 2011 (Note 1), Portugal Telecom proportionally consolidated the net post retirement benefits obligations of Oi Group, which amounted to Euro 52 million as at 31 March 2011, including a liability of Euro 63 million (Note 2.b) and an asset of Euro 11 million (Note 2.b). Oi, S.A. and its subsidiaries sponsor post retirement benefits plans for their employees, provided that they elect to be part of such plans, and current beneficiaries. The table below shows the existing pension plans as at 31 December 2012 and their main features:

Post retirement
benefits plan	Benefits	Manager (i)	Type	Features

BrTPREV	Pension complement	FATL	Defined contributions and defined benefits

Under this plan, which incorporated th Fundador/Alternativo Plan as of 31 July 2012, contributions are set based on actuarial studies, using the capitalization approach to determine its funding. The contributions are credited to individual accounts of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant’s salary, depending on the participant’s age. Participants have the option to make additional contributions to the plan, which can be set by each participant up to 22% of its salary are not matched by the sponsor. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

PBS-TELEMAR	Pension complement	FATL	Defined benefits

Plan closed to new participants since the incorporation of TelemarPrev. Approximately 96% of its former participants migrated to TelemarPrev. The contributions from active participants correspond to the sum of: (1) 0.5 to 1.5 percent of the contribution salary (according to the participant’s age); (2) 1% of contribution salary that exceeds half of one Standard Unit and (3) 11% of the contribution salary that exceeds one Standard Unit. The sponsors’ contribution are equivalent to 9.5% of the parroll of active participants of the plan, of which 8% are allocated to the PBS-Telemar plan and 1.5% to PAMA and PAMA/PCE, this latter in the case of participants that migrated to the new plan. The plan is funded under the capitalization approach.

TCSPREV	Pension complement	FATL	Defined contributions and defined benefits

Contributions are set based on actuarial studies, using the capitalization approach to determine funding. Mandatory contributions are credited to the individual account of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant’s salary, depending on the participant’s age. Participants have the option to make additional contributions to the plan, which are not matched by the sponsor, and each participant can set this contribution up to 22% of its payroll. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

TelemarPrev	Pension complement and discretionary benefits (annuities)	FATL	Defined benefits

A participant’s regular contribution is comprised of two portions: (1) basic - equivalent to 2% of the salary; and (2) standard equivalent to 3% of the positive difference between salary and the social security contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5% of the salary, for a period of not less than six months. Non-recurring extraordinary contributions from participants are also optional and cannot be lower than 5% of the contribution salary cap. The plan’s charter requires the parity between participants’ and sponsors’ contributions, up to the limit of 8% of the contribution salary, even though a sponsor is not required to match extraordinary contributions made by participants. The plan is funded under the capitalization approach.

PBS-A	Pension complement	SISTEL	Defined benefits	Contributions are contingent on the determination of an accumulated deficit.

PBS-TNCP	Pension complement and medical care	SISTEL	Defined benefits

Contributions correspond to 5.4% of the payroll of employees participating in the plan. The pension benefit is defined as the difference between 90% of average salary of the previous 36 months, adjusted for inflation, and the retirement benefit paid by the INSS.

CELPREV	Pension complement and medical care	SISTEL	Defined benefits

Participant can make three types of contributions: (1) basic, from 0 to 2 percent of salary; (2) additional regular, from 0 to 6 percent of the share of salary that exceeds one Standard Reference Unit of the Plan; and (3) voluntary, percentage of the salary freely chosen by the participant. Sponsors can make four types of contributions: (1)basic, equal to the participant’s contribution; (2) additional regular, equal to the additional regular participant’s contribution; (3) non-recurring, made voluntarily and with the frequency set by the sponsor; and (4) special, applicable exclusively for some employees who have joined the plan during a specific period of time.

PAMEC	Medical care	Oi, S.A.	Defined benefits

The contributions for PAMEC were fully paid in July 1998, through a bullet payment. However, as this plan is now administrated by Oi, S.A., there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the statement of financial position.

(i)     Oi’s post retirement benefits plans are managed by two foundations: Fundação Atlântico de Seguridade Social (“FATL”) and Fundação Sistel de Seguridade Social (“SISTEL”). FATL is a non-profit pension-related entity, with financial and administrative independence, engaged in the management and administration of pension benefits plans for the employees of its sponsors. SISTEL is a non-profit, private welfare and pension entity, established in 1977, which is engaged in creating private plans to grant benefits in the form of lump sums of annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to the sponsors of Sistel.

The bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefits plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (“PREVIC”), as regards the specific plans. The sponsored defined benefits plans are closed to new entrants because they are close-end pension funds. Participants’ and sponsor’ contributions are defined in the funding plan.

The actuarial valuations of Oi’s defined benefits plans as at 31 December 2012, 2011 and 2010 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2012	2011	2010
Financial assumptions
Discount rate
FATL plans	8.89%	10.35%	10.77%
SISTEL plans
PBS-A	8.89%	10.35%	10.77%
PBS-TNCP/CELPREV	8.89%	10.35%	11.40%
PAMEC	8.89%	10.35%	10.70%
Salary growth rate
FATL plans
TelemarPrev	Between 4.50% and 14.95%	Between 4.50% and 14.95%	Between 4.52% and 9.73%
Other FATL plans	8.68%	9.31%	7.95%
SISTEL plans
PBS-TNCP	8.64%	9.31%	4.50%
CELPREV	6.59%	9.31%	6.59%
PBS-A/PAMEC	N/A	N/A	N/A
Nominal benefit increase index	4.50%	4.50%	4.50%
Inflation rate	4.50%	4.50%	4.50%
Healthcare cost trend growth rate	7.64%	7.64%	7.64%
Expected return on assets
FATL plans	9.52%	11.50%	10.95%
SISTEL plans	Between 10% and 11%	Between 11% and 12%	Between 9% and 11%
Demographic assumptions
General mortality table	AT-2000 Zimmermann	AT-2000 Zimmermann	AT-2000 Zimmermann

Disability table	Nichzugs	Nichzugs	Nichzugs
Disabled mortality table	Winklevoss	Winklevoss	Winklevoss
Turnover rate
TelemarPrev	1.21% to 11.69% p.a.; nil from 50 years old and for settled benefits	5% p.a.; nil from 50 years old and for settled benefits	5% p.a.; nil from 50 years old and for settled benefits
CELPREV	Nil from 55 years old and for settled benefits	1.5% p.a.; nil from 50 years old and for settled benefits	1.5% p.a.; nil from 50 years old and for settled benefits
BrTPREV-FA/TCSPREV	6% p.a.	5.5% p.a.	15% p.a.
PBS-Telemar/PBS-A/PBS-TNCP/PAMEC	Nil	Nil	Nil

The changes in actuarial assumptions reflect primarily changes in market conditions.

Discount rates applied for Oi’s pension plans are based on Brazilian government bonds.

The expected return on assets was computed based on the weighted average of long-term expected return for each category of assets included in the pension funds. The weighted average considers the long-term expected allocation of fund assets between each category, in accordance with the funds’ investment policy and taking into consideration the estimated fund assets that will be used to settle the post retirement benefits obligations.

Salary growth rate was established based on the policy of each company responsible for post retirement benefits.

Demographic assumptions considered by Oi are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the universe of the plan participants.

Based on the actuarial reports, the obligations of the above mentioned plans and the fair value of the related pension funds as at 31 December 2012 and 2011 were as follows:

Euro

2012

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
Projected benefits obligations	214,391,682	26,285,464	54,181,044	309,559,851	404,593,457	2,707,233	12,118	462,142	1,012,192,991
Pension funds assets at fair value	(132,340,051)	(30,652,232)	(146,221,042)	(334,200,981)	(636,563,553)	(5,050,487)	(183,128)	—	(1,285,211,474)
Present value of unfunded obligations	82,051,631	(4,366,768)	(92,039,998)	(24,641,130)	(231,970,096)	(2,343,254)	(171,010)	462,142	(273,018,483)
Cap effect on recognition of plan assets (IFRIC 14) (i)	—	4,366,768	82,458,742	24,641,130	231,768,857	2,343,254	171,010	—	345,749,761
Net liabilities recognized (Note 14.3)	82,051,631	—	(9,581,256)	—	(201,239)	—	—	462,142	72,731,278

Euro

2011

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
Projected benefits obligations	202,010,902	24,409,836	50,032,035	278,010,495	388,132,308	2,441,082	16,659	394,495	945,447,812
Pension funds assets at fair value	(128,724,504)	(31,396,498)	(145,950,411)	(339,944,072)	(605,422,867)	(4,248,949)	(175,733)	—	(1,255,863,034)
Present value of unfunded obligations	73,286,398	(6,986,662)	(95,918,376)	(61,933,577)	(217,290,559)	(1,807,867)	(159,074)	394,495	(310,415,222)
Cap effect on recognition of plan assets (IFRIC 14) (i)	—	6,986,662	83,985,996	61,933,577	217,290,559	1,807,867	159,074	—	372,163,735
Net liabilities recognized (Note 14.3)	73,286,398	—	(11,932,380)	—	—	—	—	394,495	61,748,513

(i) This caption relates to the plans that report an actuarial surplus for which an asset cannot be recognized, as there is no express authorization for offsetting that asset against future employer contributions, in accordance with IFRIC 14 and paragraph 58(b) of IAS 19. Assets recognized in the TCSPREV plan relate to (1) sponsor contributions which participants that left the plan are not entitled to redeem and (2) part of the plan’s surplus attributed to the sponsor.

During the nine months period between 31 March and 31 December 2011 and the year ended 31 December 2012, the movement in the projected benefits obligations was as follows:

Euro

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
Projected benefits obligations as at 31 March 2011	198,864,031	23,699,167	47,990,234	262,924,761	387,582,750	2,331,494	19,790	396,590	923,808,817
Pension costs
Service cost	149,239	15,138	95,844	463,882	—	2,122	595	(2)	726,818
Interest cost	14,895,943	1,778,481	3,621,013	19,837,829	28,955,771	175,549	1,459	42,057	69,308,102
Payments of benefits and contributions
Benefits paid by the funds	(17,078,275)	(1,693,161)	(3,197,242)	(18,173,116)	(34,484,190)	(160,510)	—	(4,405)	(74,790,899)
Participants’ contributions	5,869	7,842	—	—	—	3,052	578	—	17,341
Net actuarial losses (gains)	14,706,122	1,751,224	3,871,750	25,979,568	24,441,180	203,922	(4,947)	(21,057)	70,927,762
Foreign currency translation adjustments	(9,532,027)	(1,148,855)	(2,349,564)	(13,022,429)	(18,363,203)	(114,547)	(816)	(18,688)	(44,550,129)
Projected benefits obligations as at 31 December 2011	202,010,902	24,409,836	50,032,035	278,010,495	388,132,308	2,441,082	16,659	394,495	945,447,812
Pension costs
Service cost	247,340	18,542	178,788	1,129,554	—	4,534	745	—	1,579,503
Interest cost	19,330,720	2,343,989	4,840,066	26,854,571	37,075,133	235,045	1,587	38,561	90,719,672
Payments of benefits and contributions
Benefits paid by the funds	(15,665,879)	(1,657,052)	(3,244,475)	(23,950,124)	(32,810,196)	(164,481)	—	(13,767)	(77,505,974)
Participants’ contributions	—	5,109	—	—	—	3,763	407	—	9,279
Net actuarial losses (gains)	32,601,618	4,110,676	8,435,905	61,856,789	57,993,884	487,981	(5,723)	93,364	165,574,494
Foreign currency translation adjustments	(24,133,019)	(2,945,636)	(6,061,275)	(34,341,434)	(45,797,672)	(300,691)	(1,557)	(50,511)	(113,631,795)
Projected benefits obligations as at 31 December 2012	214,391,682	26,285,464	54,181,044	309,559,851	404,593,457	2,707,233	12,118	462,142	1,012,192,991

As at 31 December 2012 and 2011, the portfolio of Oi’s plans is allocated as follows:

Euro

2012

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL	%
Variable income	15,219,106	3,525,007	16,815,420	38,433,113	127,312,711	757,573	36,626	—	202,099,556	16%
Fixed income	115,003,503	26,636,788	127,066,085	290,420,651	445,594,487	4,191,904	139,178	—	1,009,052,596	79%
Real estate	1,455,741	337,175	1,608,431	3,676,211	50,925,084	—	—	—	58,002,642	5%
Other	661,701	153,262	731,106	1,671,006	12,731,271	101,010	7,324	—	16,056,680	1%
Total	132,340,051	30,652,232	146,221,042	334,200,981	636,563,553	5,050,487	183,128	—	1,285,211,474	100%

Euro

2011

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL	%
Variable income	20,595,921	5,023,440	23,352,066	54,391,051	121,084,573	509,874	35,147	—	224,992,072	18%
Fixed income	104,266,848	25,431,163	118,219,833	275,354,697	454,067,150	3,526,627	130,043	—	980,996,361	78%
Real estate	2,574,490	627,930	2,919,008	6,798,881	24,216,915	—	—	—	37,137,224	3%
Other	1,287,245	313,965	1,459,504	3,399,443	6,054,229	212,448	10,543	—	12,737,377	1%
Total	128,724,504	31,396,498	145,950,411	339,944,072	605,422,867	4,248,949	175,733	—	1,255,863,034	100%

During the nine months period between 31 March and 31 December 2011 and the year ended 31 December 2012, the movement in the plan assets was as follows:

Euro

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
Plan assets as at 31 March 2011	136,146,520	31,098,221	141,735,085	334,425,762	648,877,297	4,573,962	155,171	1,103	1,297,013,121
Actual return on assets	15,807,245	3,456,790	14,282,549	39,729,944	20,067,613	34,359	27,390	—	93,405,890
Payments of benefits	(17,078,275)	(1,693,161)	(3,197,242)	(18,173,116)	(34,484,190)	(160,510)	—	(4,405)	(74,790,899)
Contributions made by the Company (Note 14.4)	980	9,970	(485)	—	—	2,056	728	3,312	16,561
Participants’ contributions	5,869	7,842	—	—	—	3,052	578	—	17,341
Foreign currency translation adjustments	(6,157,835)	(1,483,164)	(6,869,496)	(16,038,518)	(29,037,853)	(203,970)	(8,134)	(10)	(59,798,980)
Plan assets as at 31 December 2011	128,724,504	31,396,498	145,950,411	339,944,072	605,422,867	4,248,949	175,733	—	1,255,863,034
Actual return on assets	24,641,119	4,441,305	20,275,894	56,749,872	135,812,954	1,509,677	27,257	—	243,458,078
Payments of benefits	(15,665,879)	(1,657,052)	(3,244,475)	(23,950,124)	(32,810,196)	(164,481)	—	(13,767)	(77,505,974)
Contributions made by the Company (Note 14.4)	9,685,672	9,464	—	—	—	2,285	462	13,767	9,711,650
Participants’ contributions	—	5,109	—	—	—	3,763	407	—	9,279
Foreign currency translation adjustments	(15,045,365)	(3,543,092)	(16,760,788)	(38,542,839)	(71,862,072)	(549,706)	(20,731)	—	(146,324,593)
Plan assets as at 31 December 2012	132,340,051	30,652,232	146,221,042	334,200,981	636,563,553	5,050,487	183,128	—	1,285,211,474

A summary of the components of the net periodic pension cost recorded for the year ended 31 December 2012 and the nine months period between 1 April and 31 December 2011 is presented below:

Euro

2012

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
Service cost	247,340	18,542	178,788	1,129,554	—	4,534	745	—	1,579,503
Interest cost	19,330,720	2,343,989	4,840,066	26,854,571	37,075,133	235,045	1,587	38,561	90,719,672
Expected return on plan assets	(13,957,722)	(3,379,038)	(15,981,138)	(36,692,364)	(73,380,567)	(506,063)	(21,738)	—	(143,918,630)
Cap effect on recognition of plan assets (IFRIC 14)	—	1,025,970	11,176,737	8,708,239	36,088,534	268,770	19,868	—	57,288,118
Other costs (Note 14.4)	770,155	—	—	—	—	—	—	—	770,155
Total current pension cost (Note 14.5)	6,390,493	9,463	214,453	—	(216,900)	2,286	462	38,561	6,438,818

Euro

2011

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
Service cost	149,239	15,138	95,844	463,882	—	2,122	595	(2)	726,818
Interest cost	14,895,943	1,778,481	3,621,013	19,837,829	28,955,771	175,549	1,459	42,057	69,308,102
Expected return on plan assets	(9,862,110)	(2,395,117)	(11,099,201)	(25,841,047)	(53,064,198)	(368,399)	(13,133)	—	(102,643,205)
Cap effect on recognition of plan assets (IFRIC 14)	—	611,467	5,530,763	5,539,336	24,108,427	192,783	11,808	—	35,994,584
Other costs (Note 14.4)	1,129,704	—	—	—	—	—	—	—	1,129,704
Total current pension cost (Note 14.5)	6,312,776	9,969	(1,851,581)	—	—	2,055	729	42,055	4,516,003

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognized directly in the Consolidated Statement of Comprehensive Income. During the nine months period between 31 March and 31 December 2011 and the year ended 31 December 2012, the movement in accumulated actuarial gains and losses was as follows:

Euro

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
Balance as at 31 March 2011	—	—	—	—	—	—	—	—	—
Change in actuarial assumptions (Note 14.6)	(6,915,269)	(706,590)	(467,975)	(9,492,747)	(10,372,383)	(30,800)	11,256	49,105	(27,925,403)
Differences between actual data and actuarial assumptions (Note 14.6):
Pension benefits obligations related	21,621,391	2,457,814	4,339,725	35,472,315	34,813,563	234,722	(16,203)	(70,162)	98,853,165
Assets related	(5,945,136)	(1,061,673)	(3,183,349)	(13,888,896)	32,996,585	334,039	(14,257)	—	9,237,313
Balance as at 31 December 2011	8,760,986	689,551	688,401	12,090,672	57,437,765	537,961	(19,204)	(21,057)	80,165,075
Change in actuarial assumptions (Note 14.6)	(2,696,410)	(279,816)	(470,005)	(11,736,389)	(4,859,967)	(68,802)	3,583	(161)	(20,107,967)
Differences between actual data and actuarial assumptions (Note 14.6):	—	—	—	—	—	—	—	—
Pension benefits obligations related	35,298,029	4,390,492	8,905,910	73,593,178	62,853,851	556,783	(9,306)	93,525	185,682,462
Assets related	(10,683,398)	(1,062,267)	(4,294,756)	(20,057,508)	(62,432,387)	(1,003,613)	(5,519)	—	(99,539,448)
Balance as at 31 December 2012	30,679,207	3,737,960	4,829,550	53,889,953	52,999,262	22,329	(30,446)	72,307	146,200,122

14.3. Responsibilities for post retirement benefits

The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2011 and 2012 were as follows:

Euro

	Portuguese operations				Brazilian operations			Total
			Salaries to pre-
			retired and
	Pension	Health care	suspended		Pension	Health care
	benefits	benefits	employees		benefits	benefits
	(Note 14.1.1)	(Note 14.1.2)	(Note 14.1.3)	Sub-total	(Note 14.2)	(Note 14.2)	Sub-total	Total
Balance as at 31 December 2010	25,772,632	16,767,576	924,324,397	966,864,605	—	—	—	966,864,605
Changes in the consolidation perimeter (Note 2.b)	—	—	—	—	52,083,050	406,094	52,489,144	52,489,144
Net periodic pension cost (gain) (Note 14.5)	(717,051)	(1,771,580)	31,387,011	28,898,380	4,473,948	42,055	4,516,003	33,414,383
Work force reduction costs (Note 14.5)	(2,036)	180,552	32,434,698	32,613,214	—	—	—	32,613,214
Payments, contributions and refunds (Note 14.4)	(2,759,982)	5,327,015	(174,044,745)	(171,477,712)	(1,142,953)	(3,312)	(1,146,265)	(172,623,977)
Net actuarial losses (gains) (Note 14.6)	5,332,309	98,068,489	(31,603,105)	71,797,693	8,760,984	(21,057)	8,739,927	80,537,620
Foreign currency translation adjustments	—	—	—	—	(2,821,011)	(29,285)	(2,850,296)	(2,850,296)
Balance as at 31 December 2011	27,625,872	118,572,052	782,498,256	928,696,180	61,354,018	394,495	61,748,513	990,444,693
Transfers between plans	204,373	—	(204,373)	—	—	—	—	—
Net periodic pension cost (gain) (Note 14.5)	(472,281)	4,268,310	25,737,595	29,533,624	6,400,257	38,561	6,438,818	35,972,442
Work force reduction costs (Note 14.5)	(211,646)	(161,332)	527,010	154,032	—	—	—	154,032
Payments, contributions and refunds (Note 14.4)	(2,083,643)	1,823,013	(159,517,770)	(159,778,400)	(10,468,038)	(13,767)	(10,481,805)	(170,260,205)
Net actuarial losses (gains) (Note 14.6)	6,322,355	(37,635,527)	81,396,729	50,083,557	22,965,052		22,965,052	73,048,609
Foreign currency translation adjustments	—	—	—	—	(7,982,153)	42,853	(7,939,300)	(7,939,300)
Balance as at 31 December 2012	31,385,030	86,866,516	730,437,447	848,688,993	72,269,136	462,142	72,731,278	921,420,271

Certain post retirement benefit plans have a surplus position and therefore were presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 31 December 2012 and 2011, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	2012	2011
Plans with a deficit position:
Pensions	115,069,501	102,600,825
Healthcare	87,328,658	118,966,547
Salaries to pre-retired and suspended employees	730,437,447	782,498,256
	932,835,606	1,004,065,628
Plans with a surplus position:
Pensions	(11,415,335)	(13,620,935)
	921,420,271	990,444,693

14.4. Cash flows relating to post retirement benefits plans

During the years ended 31 December 2012 and 2011, the payments and contributions regarding post retirement benefits were as follows:

Euro

	2012	2011
Portuguese operations
Pensions
Contributions to the funds (Note 14.1.1)	1,100,000	1,650,000
Payments of premiums to pre-retired and suspended employees (Note 14.1.1)	983,643	1,109,982
Sub total (Note 14.3)	2,083,643	2,759,982
Health care
Refunds (Note 14.1.2)	(20,823,429)	(23,291,856)
Payments of health care expenses (Note 14.1.2)	19,000,416	17,964,841
Sub total (Note 14.3)	(1,823,013)	(5,327,015)
Other payments
Payments of salaries to pre-retired and suspended employees (Notes 14.1.3 and 14.3)	159,517,770	174,044,745
Termination payments (Note 14.5)	1,923,146	3,816,660
Service cost related to liabilities transferred to the Portuguese State (i)	25,482,982	21,783,360
Sub total	186,923,898	199,644,765
Brazilian operations
Contributions to the funds - pensions (Note 14.2)	9,697,883	13,249
Contributions to the funds - health care (Note 14.2)	13,767	3,312
Other payments (Note 14.2)	770,155	1,129,704
Sub total (Note 14.3)	10,481,805	1,146,265
	197,666,333	198,223,997

(i)        This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company’s post retirement benefits plans that were transferred to the Portuguese State in December 2010.

14.5. Post retirement benefit costs

In 2012 and 2011, post retirement benefit costs and net work force reduction program costs were as follows:

Euro

	2012	2011
Post retirement benefits
Portuguese operations
Pension benefits (Notes 14.1.1 and 14.3)	(472,281)	(717,051)
Health care benefits (Notes 14.1.2 and 14.3)	4,268,310	(1,771,580)
Salaries (Notes 14.1.3 and 14.3)	25,737,595	31,387,011
Service cost related to liabilities tranferred to the Portuguese state (i)	22,337,313	25,112,665
Sub-total	51,870,937	54,011,045
Oi
Pension benefits (Notes 14.2 and 14.3)	6,400,257	4,473,948
Health care benefits (Notes 14.2 and 14.3)	38,561	42,055
Sub-total	6,438,818	4,516,003
Total post retirement benefits costs	58,309,755	58,527,048
Work force reduction costs
Pensions (Notes 14.1.1 and 14.3)	(211,646)	(2,036)
Health care (Notes 14.1.2 and 14.3)	(161,332)	180,552
Salaries (Notes 14.1.3 and 14.3)	527,010	32,434,698
Termination payments (Note 14.4)	1,923,146	3,816,660
	2,077,178	36,429,874

(i)        This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company’s post retirement benefit plans that were transferred to the Portuguese State in December 2010.

14.6. Net actuarial losses (gains)

In the years ended 31 December 2012 and 2011, net actuarial losses (gains) recorded in the Consolidated Statement of Comprehensive Income were as follows:

Euro

	2012	2011
Portuguese operations
Changes in actuarial assumptions
Pension benefits (Note 14.1.1)	17,533,583	(374,801)
Health care benefits (Note 14.1.2)	37,479,958	—
Salaries (Note 14.1.3)	81,611,075	(19,051,652)
Sub-total	136,624,616	(19,426,453)
Differences between actual data and actuarial assumptions
Pension benefits (Note 14.1.1)	(11,211,228)	5,707,110
Health care benefits (Note 14.1.2)	(75,115,485)	98,068,489
Salaries (Note 14.1.3)	(214,346)	(12,551,453)
Sub-total	(86,541,059)	91,224,146
Sub-total of Portuguese operations	50,083,557	71,797,693
Brazilian operations
Changes in actuarial assumptions (Note 14.2)	(20,107,967)	(27,925,403)
Differences between actual data and actuarial assumptions (Note 14.2)	86,143,014	108,090,478
Cap effect on recognition of plan assets (IFRIC 14)	(43,069,995)	(71,425,148)
Sub-total	22,965,052	8,739,927
Total (Notes 14.3 and 44.5)	73,048,609	80,537,620

Net actuarial losses (gains) regarding plans from Portuguese operations that are related to changes in actuarial assumptions resulted from the changes in the financial and demographic actuarial assumptions detailed in Note 14.1, as follows:

•             Net actuarial losses recognized in 2012 amounting to Euro 137 million include primarily the impacts resulting from (1) the suspension of the early retirement regime (loss of Euro 39 million), either permanently for employees under the CGA regime or during the financial assistance programme to Portugal for the remaining employees, (2) the reduction in the discount rates for responsibilities with pension supplements, health care benefits and salaries payable to suspended and pre-retired employees (loss of Euro 102 million), as detailed in Note 14.1, and (3) the change in the mortality tables for active beneficiaries;

•             Net actuarial gains recognized in 2011 amounting to Euro 19 million correspond to the reduction of the salary increase rate for responsibilities with salaries payable to suspended and pre retired employees.

The detail of net actuarial gains and losses resulting from differences between actual data and actuarial assumptions regarding plans from Portuguese operations is as follows:

•             Net actuarial gains recognized in 2012 amounting to Euro 87 million include (1) a gain of Euro 64 million related to the difference between actual (+25.2%) and expected (+6.0%) return on plan assets, and (2) a gain of Euro 23 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations, namely those assumptions related to the salary, pension and healthcare cost trend growth rates;

•             Net actuarial losses recognized in 2011 amounting to Euro 91 million include (1) a loss of Euro 98 million related to the difference between actual (-16.6%) and expected (+6.0%) return on plan assets, and (2) a gain of Euro 7 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations.

Net actuarial losses recorded by Oi in the year ended 31 December 2012 totalled Euro 23 million and include (1) an actuarial gain of Euro 20 million related to the change in the actuarial assumptions described in Note 14.2, reflecting primarily the reduction in the salary growth rate across all plans, (2) an actuarial loss of Euro 86 million resulting from differences between actual data and actuarial assumptions, and (3) an actuarial loss of Euro 43 million corresponding to the cap effect on recognition of plan assets (IFRIC 14). Net actuarial losses recognized by Oi in the nine months period between 1 April and 31 December 2011 amounted to Euro 9 million and include (1) an actuarial gain of Euro 28 million related to the change in the actuarial assumptions described in

Note 14.2, (2) an actuarial loss of Euro 108 million resulting from differences between actual data and actuarial assumptions, and (3) an actuarial gain of Euro 71 million corresponding to the cap effect on recognition of plan assets (IFRIC 14).

14.7. Other disclosures

The tables below include the present value of projected benefits obligations, the fair value of the plan assets, the surplus or deficit in the plans and the net actuarial gains and losses. For all the plans mentioned above as at 31 December 2012, 2011, 2010, 2009 and 2008 and for the years then ended:

Euro

	2012	2011	2010	2009	2008
Projected benefits obligations (i)	2,245,322,048	2,202,075,339	1,396,705,310	3,836,915,409	3,941,510,416
Plan assets at fair value (i)	(1,684,606,244)	(1,600,558,424)	(448,145,688)	(2,369,524,484)	(2,131,646,536)
Net unfunded obligations	560,715,804	601,516,915	948,559,622	1,467,390,925	1,809,863,880
Prior years’ service gains	14,954,706	16,764,043	18,304,983	23,362,000	25,430,000
Cap effect on recognition of plan assets (IFRIC 14)	345,749,761	372,163,735	—	—	—
Responsibilities for post retirement benefits, net	921,420,271	990,444,693	966,864,605	1,490,752,925	1,835,293,880

(i)             The increase in these captions during the year ended 31 December 2011 is primarily explained by the proportional consolidation of Oi as from 31 March 2011. The decrease in the year ended 31 December 2010 relates mainly to a transfer of certain defined benefit pension plans to the Portuguese State.

Euro

	2012	2011	2010	2009	2008
Changes in actuarial assumptions	116,516,649	(47,351,856)	441,787,345	(1,660,464)	(232,309,178)
Differences between actual data and actuarial assumptions:
Projected benefits obligations related	163,038,148	91,855,501	(67,472,319)	15,523,139	26,821,855
Plan assets related	(163,436,193)	107,459,123	76,359,880	(178,636,090)	800,296,495
Cap effect on recognition of plan assets (IFRIC 14)	(43,069,995)	(71,425,148)	—	—	—
Total net actuarial losses (gains)	73,048,609	80,537,620	450,674,906	(164,773,415)	594,809,172

15.           Other costs (gains), net

Other net gains amounted to Euro 9 million in year ended 31 December 2012, as compared to net other costs of Euro 33 million in last year, a change of Euro 41 million that reflects primarily a gain recorded in 2012 related to a net compensation for prior years costs supported by Portugal Telecom with the universal service obligation under the Concession Agreement, as envisaged in the Law Nº. 66/XII, partially offset by non-recurring adjustments to certain assets also recognized in 2012.

16.           Net interest expenses

The composition of this caption in the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Interest expense
Related to loans obtained and financial instruments	699,182,559	638,252,740
Other	4,131,553	1,186,218
Interest income
Related to cash, short-term investments and financial instruments	(195,575,577)	(335,443,333)
Other	(8,902,911)	(6,880,952)
	498,835,624	297,114,673

The increase in net interest expenses reflects primarily (1) the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in the first quarter of 2012, amounting to Euro 66 million (Note 2.b), as the earnings from these businesses were proportionally consolidated as from 1 April 2011, (2) an Euro 51 million interest gain recorded in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (3) a higher contribution from Oi adjusting for the effect of the proportional consolidation in the first quarter of 2012, reflecting mainly the impact of the increase in its average net debt as a result of the dividends paid in May and August 2012 and the amounts paid to non-controlling shareholders in April 2012 in connection with the completion of the corporate reorganization of the Oi Group, effects partially offset by the impact of the depreciation of the Brazilian Real against the Euro.

17.           Net foreign currency exchange losses

Net foreign currency exchange losses amounted to Euro 2 million in 2012, as compared to Euro 18 million in 2011, reflecting (1) a lower contribution from Oi (Euro 15 million), explained primarily by losses recognized in 2011 as a result of the impact of the depreciation of the Brazilian Real against the US Dollar on Oi’s gross debt that is not hedged through currency swaps or cash applications, as Oi’s exposure to the US Dollar is significantly lower in 2012, and (2) lower losses recorded by Portuguese operations due to the impact of the significant depreciation of the US Dollar against the Euro in 2011 on net assets denominated in US Dollars.

18.           Net losses (gains) on financial assets and other investments

The composition of this caption in the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Derivative financial instruments (Note 45)	3,838,959	(586,752)
Real estate investments	309,915	308,619
Other, net	(273,363)	(299,604)
	3,875,511	(577,737)

19.           Net other financial expenses

The composition of this caption in the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Bank commissions and expenses (i)	64,394,299	60,734,765
Other (ii)	26,252,788	46,667,710
	90,647,087	107,402,475

(i)             The increase in this caption relates mainly to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to Euro 8 million, partially offset by a lower level of bank commissions at Portuguese operations.

(ii)          The decrease in this caption reflects primarily the financial taxes paid in Brazil during the first quarter of 2011 in connection with the transfer of funds for Portugal Telecom’s investment in Oi (Euro 14 million).  In 2011, this caption also includes a gain of Euro 2 million (Note 38.2) corresponding to the difference between the nocional value and the acquisition price of own bonds acquired during the year 2011.

20.           Income taxes

Following a change in Portuguese tax legislation occurred in December 2011, for the years 2012 and 2013 the Company will be subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 10.0 million (Euro 7.5 million as from 1 January 2013, following a change in Portuguese tax legislation occurred in December 2012) and at the rate of 5.0% on taxable income in excess of Euro 10.0 million (Euro 7.5 million as from 1 January 2013), resulting in a maximum aggregate tax rate of approximately 31.5%, as compared to a maximum aggregate tax rate of 29.0% that was applicable for the year 2011.

Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies located in Portugal in which it holds at least 90% of the capital stock and that comply with Article 69 of the Portuguese Corporate Income Tax Law.

Companies located in Brazil, namely Oi and Contax that were proportionally consolidated as from 1 April 2011, are subject to income tax at a nominal rate of 34%.

In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during a period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustments which may result from such reviews, as well as other tax contingencies, will not have a material impact on the consolidated financial statements as at 31 December 2012, considering the provisions recognised by the Company (Note 42).

20.1. Deferred taxes

During the years ended 31 December 2012 and 2011, the movements in deferred tax assets and liabilities were as follows:

Euro

		Increases and reductions
	Balance 31 Dec 2011	Net income	Other reserves and accumulated earnings (i)	Foreign currency translation adjustments (ii)	Transfers and other movements	Balance 31 Dec 2012
Deferred tax assets
Post-retirement benefits	434,931,428	(137,838,201)	20,338,120	(3,130,481)	—	314,300,866
Tax losses carryforward (iii)	307,314,690	133,166,519	—	(24,348,426)	—	416,132,783
Provisions and adjustments	408,650,655	(4,102,964)	—	(34,821,491)	(9,145,055)	360,581,145
Financial instruments	4,154,468	6,494,175	(8,370,403)	1,240	(12,005)	2,267,475
Other	92,732,799	6,340,155	1,047,001	(11,809,620)	2,548,035	90,858,370
	1,247,784,040	4,059,684	13,014,718	(74,108,778)	(6,609,025)	1,184,140,639
Deferred tax liabilities
Fair value adjustments on purchase price allocations (iv)	775,783,636	(52,194,884)	—	(78,785,513)	—	644,803,239
Revaluation of fixed assets	182,463,945	(10,937,843)	—	—	—	171,526,102
Gains on disposals of investments	1,341,723	(288,486)	—	—	—	1,053,237
Financial instruments	14,286,361	7,375,538	—	(532,514)	—	21,129,385
Other (v)	78,581,563	13,859,553	(2,420,197)	(1,683,419)	(4,839,668)	83,497,832
	1,052,457,228	(42,186,122)	(2,420,197)	(81,001,446)	(4,839,668)	922,009,795
		46,245,806	15,434,915	6,892,668	(1,769,357)

(i)             Increases and reductions in deferred tax assets and liabilities recorded through other reserves and accumulated earnings reflect primarily the tax effects on net actuarial losses recognized in the period, amounting to Euro 20,338,120 (Note 44.5), and on losses recorded under cash flow hedges, amounting to Euro 8,370,403.

(ii)          Foreign currency translation adjustments relate mainly to the impact of the depreciation of the Brazilian Real against the Euro.

(iii)       This caption includes mainly tax losses carryforward from Oi (Euro 209 million), Portugal Telecom (Euro 194 milllion) and Contax (Euro 13 million). Tax losses carryforward of Oi and Contax, which were generated mainly in previous years, have no maturity but can only be used up to a limit of 30% of taxable profits for each period. Portugal Telecom’s tax losses carryforward generated in 2011 and 2012 have a maturity of four and five years, respectively, and can only be used up to a limit of 75% of taxable profits for each period.

(iv)      As at 31 December 2012, this caption includes primarily the tax effects on (1) fair value adjustments recorded by Oi under purchase price allocations related to business combinations occurred in previous years (Euro 226 million) and (2) the fair value adjustments recorded in connection with the purchase price allocation performed by Portugal Telecom regarding the acquisition of the investments in Oi and Contax completed in March 2011 (Euro 419 million).

(v)         Other deferred tax liabilities as at 31 December 2012 include primarily the tax effect on unpaid dividends from associated companies, amounting to Euro 59 milllion.

Euro

			Increases and reductions		Change in tax rate (iii)
				Other		Other	Foreign
		Changes in the		reserves and		reserves and	currency	Transfers
	Balance	consolidation	Net	accumulated	Net	accumulated	translation	and other	Balance
	31 Dec 2010	perimeter (i)	income	earnings (ii)	income	earnings	adjustments (iv)	movements	31 Dec 2011
Deferred tax assets
Post retirement benefits	564,654,297	21,448,786	(170,994,487)	20,927,603	41,889	6,930	(1,043,629)	(109,961)	434,931,428
Tax losses carryforward (v)	—	187,473,960	125,252,556	—	—	—	(8,897,134)	3,485,308	307,314,690
Provisions and adjustments	58,844,838	392,230,469	(22,455,814)	—	3,339,208	—	(17,257,281)	(6,050,765)	408,650,655
Financial instruments	4,439,337	—	(139,606)	195,139	(157,240)	(94,045)	—	(89,117)	4,154,468
Other	25,136,726	72,386,750	(6,832)	385,301	(77,632)	—	(5,113,147)	21,633	92,732,799
	653,075,198	673,539,965	(68,344,183)	21,508,043	3,146,225	(87,115)	(32,311,190)	(2,742,903)	1,247,784,040
Deferred tax liabilities
Fair value adjustments on purchase price allocations (vi)	—	869,597,942	(56,382,455)	—	—	—	(37,543,832)	111,981	775,783,636
Revaluation of fixed assets	228,412,010	—	(14,406,175)	(31,541,890)	—	—	—	—	182,463,945
Gains on disposals of investments	1,622,117	—	(280,394)	—	—	—	—	—	1,341,723
Financial instruments	15,143,542	—	—	—	—	(857,181)	—	—	14,286,361
Other (vii)	66,419,668	3,047,935	17,950,762	1,137,324	977,616	—	(9,688,664)	(1,263,078)	78,581,563
	311,597,337	872,645,877	(53,118,262)	(30,404,566)	977,616	(857,181)	(47,232,496)	(1,151,097)	1,052,457,228
		(199,105,912)	(15,225,921)	51,912,609	2,168,609	770,066	14,921,306	(1,591,806)

(i)               Changes in the consolidation perimeter include (1) the impact of the proportional consolidation of deferred tax assets and liabilities from Oi and Contax, amounting to Euro 686 million and Euro 873 million (Note 2.b), respectively, totaling a net amount of Euro 187 million, and (2) the net effect of Euro 12 million related to the deferred tax assets from Dedic/GPTI, which were fully consolidated until 30 June 2011, amounting to Euro 22 million (Note 2.b), and proportionally consolidated as from that date following the integration in Contax.

(ii)            Increases and reductions in deferred tax assets and liabilities recorded through other reserves and accumulated earnings reflect primarily the tax effects on net actuarial losses and revaluation reserves recognized in the period, amounting to Euro 20,934,533 (Note 44.5) and Euro 31,541,890  (Note 44.5), respectively.

(iii)         This caption corresponds mainly to the impact resulting from the increase in the statutory tax rate applicable in Portugal for the years ended 31 December 2012 and 2013, as mentioned above.

(iv)          Foreign currency translation adjustments relate mainly to the impact of the depreciation of the Brazilian Real against the Euro in the nine months period between 31 March and 31 December 2011.

(v)             This caption includes tax losses carryforward from Portugal Telecom (Euro 116 milllion), Oi (Euro 179 million) and Contax (Euro 13 million). Portugal Telecom’s tax losses carryforward, which were generated in 2011, have a maturity of five years and can only be used up to a limit of 75% of taxable profits for each period. Tax losses carryforward of Oi and Contax, which were generated mainly in previous years, have no maturity but can only be used up to a limit of 30% of taxable profits for each period.

(vi)          As at 31 December 2012, this caption includes primarily the tax effects on (1) fair value adjustments recorded by Oi under purchase price allocations related to business combinations occurred in previous years (Euro 293 million) and (2) the fair value adjustments recorded in connection with the purchase price allocation performed by Portugal Telecom regarding the acquisition of the investments in Oi and Contax completed in March 2011 (Euro 483 million).

(vii)       Other deferred tax liabilities as at 31 December 2011 include primarily the tax effect on unpaid dividends from associated companies, amounting to Euro 49 milllion.

As mentioned in Note 3.o), deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities the reversal of which is expected in the same period in which the deferred tax assets reverse. Portugal Telecom believes that deferred tax assets recorded in the Consolidated Statement of Financial Position are recoverable either through its future taxable income, based on the Group’s budget for the year 2013 and projections of results for the subsequent years adjusted for differences between the accounting and taxable earnings and for certain financial operations to be undertaken in the future, or through the reversal of deferred tax liabilities.

Additionally, companies of the Oi Group that do not have a profitability history and or do not expect to generate sufficient taxable profit in the future, have tax credits on unrecognized tax losses carryforward or other temporary differences amounting to approximately R$ 216 million, corresponding to Euro 21 million proportionally consolidated.

As at 31 December 2012 and 2011, total deferred tax assets include respectively Euro 620 million and Euro 628 million from foreign countries, and total deferred tax liabilities include respectively Euro 677 million and Euro 852 million from foreign countries. As at 31 December 2012 and 2011, deferred tax assets and liabilities from foreign countries relate primarily to Oi and Contax.

20.2. Reconciliation of income tax

The reconciliation between the nominal and the effective income tax expense for the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Income before taxes	473,222,179	531,108,556
Statutory tax rate	31.5%	29.0%
	149,064,986	154,021,481
Difference in tax rates (i)	(32,965,200)	(29,347,431)
Tax incentives obtained by Oi	(18,412,394)	(10,817,261)
Permanent differences (ii)	50,663,111	21,049,234
Provisions for income tax contingencies (Note 42)	15,618,146	7,559,759
Adjustments to the income taxes of previous years (iii)	(16,363,825)	(32,100,361)
Change in tax rate (iv)	—	(2,168,608)
	147,604,824	108,196,813
Income tax
Income tax-current	193,850,630	95,139,501
Deferred taxes	(46,245,806)	13,057,312
	147,604,824	108,196,813

(i)                This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely foreign operations.

(ii)             The increase in this caption reflects primarily: (1) the impact of higher non-taxable interest income and equity gains in 2011, related mainly to the financial effect on Telefónica’s receivable regarding the disposal of Vivo and the gain recorded upon the disposal of the investment in UOL, respectively; and (2) higher interest expenses and depreciation and amortization costs that are not deductible for tax purposes in the Brazilian holding companies which do not have taxable revenues.

(iii)          In 2011, based on favourable legal court decisions, Portugal Telecom recognized a receivable from tax authorities of Euro 13 million related to the municipal tax of 1.5% paid in excess in previous years.

(iv)         This caption corresponds primarily to the changes in the Portuguese statutory tax rate described above that occurred in December 2011. As from January 2012, the maximium aggregate statutory tax rate applicable in Portugal increased to 31.5% and, consequently, deferred taxes of Portuguese companies were adjusted for, resulting in a gain of Euro 2 million.

21.           Non-controlling interests

During the years ended 31 December 2012 and 2011, the movements in non-controlling interests were as follows:

Euro

		Acquisitions
		(disposals) and
		share capital			Currency
	Balance	increases	Net		translation	Other	Balance
	31 Dec 2011	(reductions)	income	Dividends	adjustments (i)	movements	31 Dec 2012
Oi (ii)	581,471,244	(278,868,848)	9,081,312	(45,812,932)	(31,850,033)	(3,685,946)	230,334,797
Africatel (iii)	83,863,847	(12,825,000)	41,562,967	—	(4,186,066)	(4,537,776)	103,877,972
Contax	110,401,757	—	1,979,108	(9,960,000)	(6,191,559)	1,439,301	97,668,607
MTC	66,642,692	—	22,628,517	(21,642,369)	(4,583,105)	224,653	63,270,388
Cabo Verde Telecom	41,278,588	—	7,373,541	(12,279,048)	—	—	36,373,081
Timor Telecom	12,491,211	—	7,761,368	(9,018,652)	(32,093)	403	11,202,237
CST	8,119,457	—	273,011	—	—	—	8,392,468
TPT	3,540,645	—	2,232,930	(2,305,487)	—	(139,781)	3,328,307
LTM	2,318,736	—	1,485,510	(1,343,415)	(279,736)	—	2,181,095
Kenya Postel Directories	1,373,998	—	353,478	(418,689)	(47,951)	—	1,260,836
Previsão	497,015	—	(103,160)	—	—	46	393,901
Other	2,103,783	—	715,737	(337,430)	(56,852)	(31,177)	2,394,061
	914,102,973	(291,693,848)	95,344,319	(103,118,022)	(47,227,395)	(6,730,277)	560,677,750

(i)	Foreign currency translation adjustments are primarily explained by the impacts of the depreciation of the Brazilian Real and Namibian Dollar against the Euro in 2012.
(ii)

The movements in Oi under the caption “Acquisitions (disposals) and share capital increases (reductions)” include the impact of Oi’s corporate restructuring completed in March 2012, amounting to Euro 272 million (Note 1), and an amount of Euro 7 million corresponding to the carrying value of certain non-controling interests acquired by Oi,S.A. for a total amount of Euro 4 million (Note 47.j), resulting in a gain of Euro 3 million record directly in shareholders’ equity.

(iii)

The movement under the caption “Acquisitions (disposals) and share capital increases (reductions)” relates to the share of non-controlling interests in a share capital reduction undertaken by this company.

Euro

		Acquisitions
		(disposals) and
		share capital			Currency
	Balance	increases	Net		translation	Other	Balance
	31 Dec 2010	(reductions)	income	Dividends	adjustments (i)	movements	31 Dec 2011
Oi (ii)	—	690,725,843	11,708,462	(86,347,388)	(26,904,418)	(7,711,255)	581,471,244
Africatel (iii)	62,454,852	(6,250,000)	28,237,819	—	(578,824)	—	83,863,847
Contax (ii)	—	126,125,770	(1,597,578)	(8,834,558)	(5,709,371)	417,494	110,401,757
MTC	78,575,740	—	21,138,739	(20,146,905)	(12,924,882)	—	66,642,692
Cabo Verde Telecom	43,168,760	—	12,279,048	(14,169,848)	—	628	41,278,588
Timor Telecom	11,574,144	—	8,156,575	(7,501,544)	261,652	384	12,491,211
CST (iv)	2,256,337	5,352,320	510,800	—	—	—	8,119,457
TPT	3,425,173		2,306,114	(2,266,000)	(278,502)	353,860	3,540,645
LTM	1,813,427	—	1,221,136	(1,106,157)	390,330	—	2,318,736
Kenya Postel Directories	1,677,597	—	419,995	(693,756)	(29,838)	—	1,373,998
Previsão	577,919	—	(80,949)	—	—	45	497,015
Dedic (v)	9,932,141	(7,851,519)	(1,314,431)	—	(766,191)	—	—
Other	1,240,483	—	796,781	—	94,879	(28,360)	2,103,783
	216,696,573	808,102,414	83,782,511	(141,066,156)	(46,445,165)	(6,967,204)	914,102,973

(i)	Foreign currency translation adjustments are primarily explained by the impacts of the depreciation of the Brazilian Real and Namibian Dollar against the Euro in 2011.
(ii)

The movements in Oi and Contax under the caption “Acquisitions (disposals) and share capital increases (reductions)” include primarily Euro 815 million corresponding to its non-controlling interests as at 31 March 2011 (Note 2.b), the date the investments in these companies were proportionally consolidated for the first time. The movement in Oi under the caption “Dividends”, amounting Euro 86 million, relates to a share distribution and redemption of Brasil Telecom shares (Note 1).

(iii)

The movement under the caption “Acquisitions (disposals) and share capital increases (reductions)” relates to the share of non-controlling interests in a share capital reduction undertaken by this company.

(iv)

The movement under the caption “Acquisitions (disposals) and share capital increases (reductions)” relates to the share of non-controlling interests in a share capital increase undertaken by this company.

(v)

The movement under the caption “Acquisitions (disposals) and share capital increases (reductions)” resulted from the Contax transaction concluded on 1 July 2011 (Note 1), following which this company was integrated in Contax.

22.           Dividends

During the years ended 31 December 2012 and 2011, dividends paid by Portugal Telecom were as follows (Note 47.n):

Euro

	2012	2011
Ordinary dividend (i)	556,737,307	558,993,661
Extraordinary dividend	—	558,993,660
	556,737,307	1,117,987,321

(i)

In 2012, this caption includes Euro 184,799,868 paid in January, corresponding to an advance on account of 2011 profits approved by the Board of Directors on 15 December 2011, and Euro 371,937,439 paid in May.

On 6 May 2011, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the fiscal year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros per share proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010. Therefore, in 2011, Portugal Telecom paid a total amount of Euro 1,117,987,321.

On 15 December 2011, the Board of Directors of Portugal Telecom approved the payment to its shareholders of an advance over 2011 profits equivalent to a dividend of 21.5 cents per share, totalling an amount of Euro 184,799,868, which was included in the Consolidated Statement of Financial Position as at 31 December 2011 under the caption “Other current liabilities” (Note 43) and was paid on 4 January 2012.

On 27 April 2012, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 65 cents per share, of which 21.5 cents per share were paid on 4 January 2012 as an advance over 2011 profits, as mentioned above, and the remaining 43.5 cents per share were paid on 25 May 2012, amounting to Euro 371,937,439.

Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom’s shares adjusted by treasury shares recognized in the Statement of Financial Position, which include 20,640,000 shares held through equity swaps and Portugal Telecom’s economic interest in its own shares that were acquired by Telemar Norte Leste throughout 2011 and 2012.

23.          Earnings per share

Earnings per share for the years ended 31 December 2012 and 2011 were computed as follows:

Euro

		2012	2011
Net income attributable to equity holders of the parent	(1)	230,273,036	339,129,232
Financial costs related to exchangeable bonds (net of tax)	(2)	30,442,820	30,138,517
Net income considered in the computation of the diluted earnings per share	(3)	260,715,856	369,267,749
Weighted average common shares outstanding in the period (i)	(4)	856,659,594	864,161,921
Effect of the exchangeable bonds (ii)		82,472,694	74,833,069
	(5)	939,132,288	938,994,990
Earnings per share attributable to equity holders of the parent
Basic	(1)/(4)	0.27	0.39
Diluted	(3)/(5)	0.27	0.39

(i)

Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, applicable for all periods presented, and (2) Portugal Telecom’s stake in its own shares that were acquired by Telemar Norte Leste in 2011 and 2012, under the strategic partnership between Portugal Telecom and Oi (Note 1).

(ii)

Dilutive effects in 2012 and 2011 correspond to the impact of the exchangeable bonds issued on August 2007. The change in this caption relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in June 2011 and May 2012.

24.       Short-term investments

This caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions. As at 31 December 2012 and 2011, the composition of this caption is as follows:

Euro

	2012	2011
Debt securities (i)	517,741,612	376,288,223
Exclusive investment funds in Brazil (ii):	226,911,978	194,114,965
Government bonds
Other	1,348,182	30,791,431
Debentures (iii)	113,628,357	82,175,090
Other short-term investments	20,564,680	54,742,489
	880,194,809	738,112,198

(i)

This caption corresponds to certain debt securities which as at 31 December 2012 and 2011, including primarily debt securities recorded at PT Finance that had a maturity of approximately 4 months and are settled at nominal value plus accrued interest.

(ii)

The companies of the Oi group have cash investments in exclusive investment funds in Brazil and abroad, for the purpose of generating a return on its cash, and which are benchmarked against the CDI in Brazil and the LIBOR abroad. All investment funds in which Oi, S.A. and its subsidiaries invest are exclusive investment funds of the Oi Group and these funds portfolio include primarily government securities, bonds and time deposits. The maturity of the investments included in these funds is lower than one year and its carrying value is similar to its fair value.

(iii)

The debentures as at 31 December 2012, amounting to approximately Euro 114 million, were issued by Banco Santander Brasil, S.A. and Dibens Leasing, S.A. and were subscribed by Brazilian subsidiaries of Portugal Telecom Group. The maturity of these notes is approximately one year.

25.           Accounts receivable - trade

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012	2011
Accounts receivable - trade:	1,496,786,726	1,543,084,044
Accounts receivable from customers	362,405,669	430,570,934
Unbilled revenues (i)	1,859,192,395	1,973,654,978
Sub-total	(340,641,929)	(393,320,226)
Adjustments for doubtful accounts receivable - trade (Note 42)	1,518,550,466	1,580,334,752

(i)

As at 31 December 2012, this caption includes revenues from 2010 and previous years not yet billed to Fundação das Comunicações Móveis, which net of certain liabilities totaled a net receivable of approximately Euro 55 million. The remaining amounts included under this caption corresponds primarily to revenues recorded in the current year, which are billed in the subsequent year.

26.           Accounts receivable - other

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012	2011
Current accounts receivable - other
Receivables from related parties (i)	259,720,406	130,877,171
Advances to suppliers	45,846,222	81,858,366
Accrued interest income	21,222,354	25,000,067
Other (ii)	155,770,247	113,106,336
Sub-total	482,559,229	350,841,940
Adjustments for other current accounts receivable (Note 42)	(12,288,023)	(18,206,544)
	470,271,206	332,635,396
Non-current accounts receivable - other
Other non-current accounts receivable	37,730,990	38,993,769
Adjustments for other non-current accounts receivable (Note 42)	(14,814,058)	(16,897,769)
	22,916,932	22,096,000

(i)	This caption includes primarily dividends receivable from Portugal Telecom’s associated company Unitel (Note 48.1).
(ii)

The increase in this caption reflects primarily the recognition in 2012 of the net compensation receivable by Portugal Telecom for prior years costs supported with the universal service obligation under the Concession Agreement, as explained in Note 15.

27.           Inventories

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012	2011
Merchandise (i)	123,312,006	130,220,482
Raw materials and consumables	41,935,929	39,112,533
Work in progress	6,561,306	5,674,684
Sub-total	171,809,241	175,007,699
Adjustments for obsolete and slow-moving inventories (Note 42)	(30,294,694)	(41,500,732)
	141,514,547	133,506,967

(i)

As at 31 December 2012 and 2011, this caption includes mainly mobile terminal equipments and fixed telephones, modems (internet access through ADSL), and set-top boxes from the telecommunications business in Portugal.

28.           Taxes receivable and payable

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012		2011
	Receivable	Payable	Receivable	Payable
Current taxes
Operations in Portugal
Value-added tax	10,100,915	33,196,210	6,996,958	28,968,767
Income taxes	46,151,079	2,178,460	60,941,922	2,553,152
Personnel income tax witholdings	—	14,814,413	—	9,127,657
Social Security Contributions	—	9,960,410	—	9,972,843
Other	—	497,322	—	591,375
	56,251,994	60,646,815	67,938,880	51,213,794
Taxes in foreign countries	352,922,911	384,986,158	306,561,520	360,563,083
	409,174,905	445,632,973	374,500,400	411,776,877
Non-current taxes
Taxes in foreign countries	66,971,235	312,630,917	56,406,992	314,374,825

As at 31 December 2012 and 2011, the composition of the captions “Taxes in foreign countries” is as follows:

Euro

	2012		2011
	Receivable	Payable	Receivable	Payable
Current taxes:
Indirect taxes (i)	179,898,275	87,889,235	165,314,829	85,147,046
Income taxes	116,084,302	120,089,577	88,810,848	81,578,785
Brazilian tax financing program (ii)	—	9,788,325	—	11,505,141
Other (iii)	56,940,334	167,219,021	52,435,843	182,332,111
	352,922,911	384,986,158	306,561,520	360,563,083
Non-current taxes:
Brazilian tax financing program (ii)	—	93,861,672	—	113,205,688
Indirect taxes (i)	61,329,276	42,133,390	49,037,024	43,001,813
Other (iv)	5,641,959	176,635,855	7,369,968	158,167,324
	66,971,235	312,630,917	56,406,992	314,374,825

(i)

Indirect taxes relate mainly to State Value Added Tax (ICMS). Non-current recoverable State VAT (ICMS) arises mostly from credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Brazilian tax legislation.

(ii)

These captions relate to taxes payable by Oi and Contax in connection with tax refinancing programs in force in Brazil, under which companies enrolled a substantial portion of their debt to the National Treasury and the National Social Security Institute (“INSS”) past due up to 30 November 2008. Taxes due under these programs include mainly PIS (Social Integration Programme) and COFINS (Contribution to the Financing of Social Security), income taxes, IOF (tax on financial transactions) and CPMF (tax on banking transactions). In accordance with the terms of these programs, companies are required to pay monthly instalments, mainly up to 2024, and may be excluded from the plan if they fail to make such payments on due date for a specific number of times.

(iii)

Other current taxes payable relate primarily to (1) the federal taxes PIS and COFINS, (2) FUST (fund to improve the general access to telecommunications services) and FUNTTEL (National Telecommunications Fund) fees and (3) social charges due to the Brazilian social security system.

(iv)	Other non-current taxes payable include primarily taxes for which payment is suspended, in accordance with Brazilian tax legislation.

29.           Prepaid expenses

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012	2011
Interest paid in advance	31,881,297	13,704,800
Marketing and publicity expenses paid in advance	24,296,160	18,141,381
Direct costs	7,869,918	4,739,472
Rentals	7,410,581	7,480,934
Maintenance and repairs	3,932,889	6,038,091
Telephone directories	3,570,802	5,026,606
Other	17,797,945	18,453,044
	96,759,592	73,584,328

30.           Judicial deposits

Oi and Contax have several legal proceedings, including civil, labor and tax contingencies (Note 48.3), for which, in accordance with Brazilian law, companies are required, in certain situations, to make judicial deposits or to present financial guarantees with the applicable judicial entities. These judicial deposits are made in connection with legal actions for which risk of loss was deemed either probable, possible or remote, based on the decision of judicial authorities, and generally bear interest or are adjusted for inflation.

Current and non-current judicial deposits of Oi and Contax that were proportionally consolidated for the first time as at 31 March 2011 amounted to Euro 208 million (Note 2.b) and Euro 776 million (Note 2.b), respectively, totaling Euro 984 million. As at 31 December 2012 and 2011, the composition of total current and non-current judicial deposits is as follows:

Euro

	2012	2011
Judicial deposits
Civil	756,226,420	640,543,088
Tax	210,274,297	216,079,532
Labor	182,601,589	196,017,480
Court-blocked deposits	1,171,371	31,443,063
	1,150,273,677	1,084,083,163
Current	199,547,504	229,321,275
Non-current	950,726,173	854,761,888

31.           Other current and non-current assets

As at 31 December 2012 and 2011, these captions are as follows:

Euro

	2012	2011
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 43)	—	37,124,881
Other	3,194,935	3,903,448
	3,194,935	41,028,329
Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 43)	—	95,849,637
Other	34,175,455	36,860,417
	34,175,455	132,710,054

As explained in Note 3.l.viii, in previous years Portugal Telecom entered into cross-border lease transactions (QTE transactions). Pursuant to these transactions, Portugal Telecom recognized in the Consolidated Statement of Financial Position accounts receivable and accounts payable by the same amount relating to the sale of the equipments and the financial lease, respectively. During the year ended 31 December 2012, the Company agreed with the other parties to these arrangements the early termination of the remaining QTE transactions that were still outstanding as at 31 December 2011, which explains the reduction in the related receivables and payables. As a result of the termination of these contracts, the Company did not incur in significant costs.

32.           Non-current assets held for sale

The composition of non-current assets held for sale as at 31 December 2012 is as follows:

Euro

2012
Investment in CTM	47,318,899
Investment in Sportinveste	4,622,069
Real estate held by Oi	10,693,599
62,634,567

These assets are recorded at their carrying amounts which are lower than their fair values less costs to sell.

a)        CTM

On 13 January 2013, Portugal Telecom entered into a definitive agreement for the sale of its 28% equity stake held in CTM to CITIC Telecom (Notes 1 and 50) and as such this investment was classified as a non-current asset held for sale as at 31 December 2012. This agreement provides that Portugal Telecom will receive total proceeds of USD 411.6 million, subject to certain adjustments, on a cash-free and debt-free basis and assuming a normal level of working capital. As at 31 December 2012, CTM had a net cash position of USD 70 million and the carrying value of Portugal Telecom’s investment in this associated company amounted to Euro 47 million, as detailed in the table above, corresponding to the financial investment recorded under the equity method of accounting.

This sale has been approved by the Board of Directors of Portugal Telecom and is conditional upon the satisfaction of a set of precedent conditions, namely the successful completion of the transfer to CITIC Telecom of an equity stake representing 51% of the share capital of CTM held by Sable Holding Limited, a wholly-owned subsidiary of Cable & Wireless Communications Plc, and the approval of both transactions by the Government of Macau and by the relevant People’s Republic of China governmental and regulatory authorities. CITIC Telecom and Portugal Telecom also entered into a strategic alliance agreement for capitalizing on their respective expertise in certain areas of collaboration in the telecom sector and in the identification of investment opportunities in the sector of information and communication technology (“ICT”) in order to create value for their respective shareholders.  Pursuant to this strategic alliance agreement, CITIC Telecom will select Portugal Telecom as the CITIC Telecom Group’s strategic ICT service provider.

b)        Sportinveste

On 20 December 2012, Portugal Telecom reached an agreement on a number of transactions that will allow Portugal Telecom to have a 25% stake in a joint-venture that will combine Sport TV Portugal S.A. (“Sport TV”), Sportinveste Multimédia SGPS, S.A. (“Sportinveste Multimédia”) and P.P. TV - Publicidade de Portugal e Televisão, S.A. (“PPTV”). Portugal Telecom will contribute its current 50% stake in Sportinveste Multimédia and invest, through a rights issue in Sport TV, a net amount of up to Euro 21 million. Following these transactions, Portugal Telecom will own 25% of Sport TV, which will incorporate PPTV and Sportinveste Multimédia. As a result of this agreement, Portugal Telecom’s investment in Sportinveste Multimédia was classified as a non-current asset held for sale as at 31 December 2012, the carrying value of which amounted to Euro 5 million as of that date.

Sport TV produces one of the most complete and broad sports content offering worldwide and PPTV promotes television rights. Sportinveste Multimédia is currently equally owned by Portugal Telecom and Sportinveste SGPS and its core business is the production and development of sport contents through any multimedia platform. This transaction will result in a joint-venture that will allow a higher operational efficiency in management of sports contents in the various distribution platforms, including pay-TV, mobile networks and Internet. This will benefit all operators in the market as well as their customers. Taking into consideration that sports contents are core to its strategy in the various market segments, Portugal Telecom will continue to distribute other sports contents thus striving to retain a diversified and competitive offer to its customers.

These corporate transactions are subject to the approval of the competent authorities, particularly the Competition Authority - Autoridade da Concorrência, and the accomplishment of certain contractual conditions by the companies involved, including the conclusion of Sport TV’s refinancing following the transaction.

c)         Real estate held by Oi

In 2012, the Board Directors of Oi, S.A. approved plans for the sale of several real estate properties, which accordingly were transferred to the caption “Non-current assets held for sale” at their corresponding carrying values, amounting to Euro 16 million (Note 37.5). Up to the end of 2012, Oi concluded the sale of some of these real estate properties for a total amount of approximately Euro 30 million (Note 47.f), which had a carrying value of Euro 5 million, and deferred the related capital gains amounting to approximately Euro 25 million since these transactions are still under inspection and pending approval by regulatory authorities. As at 31 December 2012, Oi still had several real estate properties classified as held for sale amounting to Euro 11 million, which plans to sale during 2013.

33.           Investments in group companies

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012	2011
Investments in associated companies	400,355,415	515,272,033
Loans granted to associated companies and other companies	5,566,173	15,607,314
Investments in other companies	2,353,138	2,565,068
	408,274,726	533,444,415

As at 31 December 2012 and 2011, the caption “Investments in associated companies” consists of:

Euro

	2012	2011
Unitel (i)	392,204,436	378,420,947
Hungaro Digitel KFT	2,310,913	2,676,261
INESC - Instituto de Engenharia de Sistemas e Computadores (ii)	2,992,788	2,992,788
Páginas Amarelas, SA (“Páginas Amarelas”) (iii)	—	83,075,839
CTM - Companhia de Telecomunicações de Macau, SARL (“CTM”) (iv)	—	47,300,129
Other companies	5,840,066	3,798,857
	403,348,203	518,264,821
Adjustments for investments in associated companies (Note 42)	(2,992,788)	(2,992,788)
	400,355,415	515,272,033

(i)

The total investment in Unitel includes (a) the financial investment in this company under the equity method of accounting, reflecting the 25% direct interest held by PT Ventures in this associated company, amounting Euro 365,705,931 million and Euro 351,922,442 as at 31 December 2012 and 2011, respectively, and (b) the difference between the purchase price and the fair value of net assets acquired recorded upon the acquisition of this company, amounting to Euro 26,498,505 as at 31 December 2012 and 2011. Portugal Telecom assesses the recoverable amount of the total investment in this company at least on an annual basis. The increase in the carrying value of this investment is explained by Portugal Telecom’s share in the earnings of Unitel (Euro 188 million), partially offset by dividends attributed by this associated company in 2012 (Euro 150 million) and the impact of the depreciation of the US Dollar against the Euro in 2012 (Euro 5 million).

(ii)	As at 31 December 2012 and 2011, this investment is fully adjusted for.
(iii)

The reduction in this caption reflects: (1) the transfer of an amount of Euro 77 million to the caption “Intangible assets”, corresponding to the amount allocated to the goodwill of the telephone and advertising directories’ business, following the restructuring of the investment in Páginas Amarelas (Note 35); (2) the agreement entered into with a third party for the disposal of Portugal Telecom’s 25% interest in this associated company, to be concluded up to the end of 2013, following which, as at 31 December 2012, the carrying value of this investment was decreased to its recoverable amount.

(iv)

As mentioned in Note 32, Portugal Telecom’s investment in CTM, amounting to Euro 47 million as at 31 December 2012, was presented under the caption “Non-current assets held for sale”, following the agreement entered into in January 2013 for the disposal of the investment in this associated company. The change in the carrying value of this investment during the year 2012 reflects primarily Portugal Telecom’s share in the earnings of CTM (Euro 26 million) partially offset by the dividends attributed by this associated company (Euro 24 million - Note 47.h).

The purpose of loans granted to associate and other companies is basically to finance its operations and develop new businesses. As at 31 December 2012 and 2011, the detail of these loans, which do not have a defined maturity date, is as follows:

Euro

	2012	2011
INESC	2,838,821	2,916,971
SIRESP	1,513,090	4,423,980
Sportinveste Multimédia (i)	—	32,618,668
Other	3,803,002	3,905,410
	8,154,913	43,865,029
Adjustments for loans granted to associated and other companies (Note 42)	(2,588,740)	(2,588,741)
Adjustments related to the equity accounting on financial investments (Note 42) (i)	—	(25,668,974)
	5,566,173	15,607,314

(i)

As mentioned in Note 32, as at 31 December 2012, the Company’s total investment in Sportinveste Multimédia, net of related adjustments, was transferred to the caption “Non-current assets held for sale”, following the agreements entered into in December 2012 for the restructuring of this investment.

As at 31 December 2012 and 2011, the caption “Investment in other companies” consists of:

Euro

	2012	2011
Janela Digital	2,048,674	2,176,966
Other companies	2,970,305	3,083,816
Sub-total	5,018,979	5,260,782
Adjustments for investments in group companies (Note 42)	(2,665,841)	(2,695,714)
	2,353,138	2,565,068

In the years ended 31 December 2012 and 2011, the detail of the profit and loss caption “Equity in earnings of associated companies, net” is as follows:

Euro

	2012	2011
Unitel	187,681,720	155,711,207
CTM	26,441,001	23,387,431
Sportinveste Multimédia	(2,327,625)	(108,645)
Páginas Amarelas (i)	(4,081,405)	(10,544,148)
UOL (ii)	—	37,628,337
Other	1,960,860	3,109,678
	209,674,551	209,183,860

(i)	Losses recorded in 2012 reflect primarily the impact of the recognition of this investment at its recoverable amount following the agreement entered into for its disposal, as mentioned above.
(ii)

The gain recorded in 2011 relates to the completion of the disposal of the investment in UOL, for a total amount of Euro 155.5 million (Note 47.e), following which the cumulative amount of positive foreign currency translation adjustments relating to this investment was reclassified to profit and loss.

The summarized financial data of the main associated companies as at 31 December 2012 and 2011 and for the years then ended is presented below:

2012	Euro

	Direct percentage	Total	Total	Shareholders’	Operating	Net
	of ownership	assets	liabilities	equity	revenues	income
Unitel	25.00%	2,065,564,651	602,740,927	1,462,823,724	1,590,130,760	750,726,880
CTM	28.00%	268,583,983	99,587,915	168,996,068	479,535,442	94,432,146

2011	Euro

	Direct percentage	Total	Total	Shareholders’	Operating	Net
	of ownership	assets	liabilities	equity	revenues	income
Unitel	25.00%	2,106,272,509	698,582,741	1,407,689,768	1,281,826,149	622,844,828
CTM	28.00%	266,166,962	97,237,930	168,929,032	356,470,366	83,526,539

34.           Other investments

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012	2011
Real estate investments, net of accumulated amortisation	9,446,105	12,845,647
Other financial investments	20,055,581	21,339,524
	29,501,686	34,185,171
Adjustments for other investments (Note 42)	(9,855,412)	(11,205,872)
Adjustments for real estate investments (Note 42)	(232,759)	(94,709)
	19,413,515	22,884,590

Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically performs impairment analysis of these assets.

Portugal Telecom received rents from lease contracts in 2012 and 2011 amounting to Euro 43,798 and Euro 80,186, respectively.  During the years ended 31 December 2012 and 2011, amortization costs amounted to Euro 353,713  and Euro 388,806, respectively. Rents received net of amortization costs are included under the caption “Net gains on financial assets and other investments”.

As at 31 December 2012 and 2011, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

Euro

	2012	2011
Tagusparque	1,296,875	1,296,875
Seguradora Internacional de Moçambique	617,224	617,224
Other (i)	18,141,482	19,425,425
Sub-total	20,055,581	21,339,524
Adjustments for other investments (Note 42)	(9,855,412)	(11,205,872)
	10,200,169	10,133,652

(i)

This caption reflects primarily the proportional consolidation of (1) the acquisition cost of Telemar’s interest in the company Hispamar Satelites, S.A., and (2) Oi’s investments obtained through tax incentives, which are mostly adjusted for.

35.           Goodwill

During the years ended 31 December 2012 and 2011, movements in goodwill were as follows:

Euro

	2012	2011
Initial balance	1,503,189,189	416,615,158
Changes in the consolidation perimeter (i)	—	(15,384,841)
Increases (ii)	—	1,179,514,571
Foreign currency translation adjustments (iii)	(122,557,181)	(77,555,699)
Transfers and other movements (iv)	68,754,992	—
Final balance	1,449,387,000	1,503,189,189

(i)

The impact of changes in the consolidation perimeter in the year ended 31 December 2011 reflects primarily the impact of the change in the consolidation method of Dedic, from full to proportional consolidation method, following which Dedic’s contribution to consolidated goodwill decreased by Euro 33 million. This effect was partially offset by the proportional consolidation of the goodwill recorded at Oi and Contax as at the acquisition date of this investments, amounting to Euro 18 million (Note 2.b).

(ii)

In 2011, this caption includes (1) a total goodwill of Euro 1,123 million generated in the acquisition of the investments in Oi, Contax and its controlling shareholders, including Euro 1,092 million related to Oi and Euro 31 million related to Contax (Note 2.b), (2) the goodwill of Euro 29 million (Note 2.b) recorded by Contax as a result of the acquisition of Allus, and (3) the total goodwill amounting to Euro 28 million (Notes 1 and 2.b) recognized as a result of the operations completed on 1 July 2011 regarding the Contax transaction.

(iii)	Foreign currency translation adjustments in 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro.
(iv)

This caption includes primarily an amount of Euro 77 million corresponding to the value of the software license agreement entered into in 2012 for the telephone and advertising directories’ business, following the restructuring of the investment in Páginas Amarelas. As at 31 December 2011, this amount was included under the caption “Investments in group companies” (Note 33).

The detail of total consolidated goodwill by cash generated unit as at 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Brazil and other Latin America countries
Telecommunications in Brasil - Oi (i)	922,084,363	1,031,337,499
Call center services - Contax (ii)	101,627,468	118,861,685
	1,023,711,831	1,150,199,184
Portugal
Wireline telecommunications in Portugal	347,709,568	270,955,133
Information systems - PT Sistemas de Informação	8,956,960	8,956,960
	356,666,528	279,912,093
Other businesses
Mobile telecommunications in Namíbia - MTC (iii)	61,850,369	65,919,640
Wireline and mobile telecommunications in Cabo Verde - Cabo Verde Telecom	7,124,252	7,124,252
Other international operations	34,020	34,020
	69,008,641	73,077,912
	1,449,387,000	1,503,189,189

(i)

This caption relates mainly to the total goodwill generated in the acquisition of the investment in Oi, completed on 28 March 2011. The decrease in this caption during the year 2012 reflects primarily the impact of the depreciation of the Brazilian Real against the Euro.

(ii)

This caption includes primarily (1) the goodwill generated in the acquisition of the investment in Contax, completed on 28 March 2011, (2) the goodwill generated as a result of the transactions concluded on 1 July 2011, relating to the final step of the acquisition of the investment in Contax, and (3) goodwill recorded as a result of the acquisition of the investments in Allus in 2011 and GPTI in 2010. The decrease in this caption during the year 2012 relates mainly to the impact of the depreciation of the Brazilian Real against the Euro.

(iii)	The change in this caption relates primarily to the impact of the depreciation of the Namibian Dollar against the Euro during the year ended 31 December 2012.

For the goodwill related to the wireline cash generated unit in Portugal, which resulted from the acquisition of several companies, some of which were subsequently merged, the Company monitors goodwill at this level, which is a lower level than the operating segment to which it belongs.

For the goodwill related to other cash generated units, Portugal Telecom also concluded that the Company’s share in net assets of those investments represents the lowest level of assets that generates cash inflows, since they are totally independent from other investments.

Total consolidated goodwill recorded at Portugal Telecom is not deductable for taxable purposes.

For purposes of impairment analysis, goodwill was allocated to cash generating units. The recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period, which was prepared internally. The discount rates applied to the cash flow projections, which were determined taking into consideration the risks associated to each business, and the growth rates used to extrapolate cash flow projections beyond the period covered by the forecasts were as follows:

Wireline
	Telecommunications	telecommunications	Other
Assumptions	in Brazil	in Portugal	businesses
Growth rates	4.0% - 4.5%	1.0% - 1.5%	0.0% to 2.5% - 0.5% to 3.0%
Discount rates	9.5% - 10.5%	8.9% - 9.9%	8.9% to 10.9% - 9.9% to 12.9%

The recoverable amount of each cash generating unit was determined for the minimum and maximum values included in the table above and the Company’s management has concluded that as at 31 December 2012 the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

36.    Intangible assets

During the years ended 31 December 2012 and 2011, movements in intangible assets were as follows:

Euro

			Foreign currency	Transfers
	Balance		translation	and other	Balance
	31 Dec 2011	Increases	adjustments	movements	31 Dec 2012
Cost
Industrial property and other rights	5,820,951,207	143,567,897	(465,106,834)	31,712,621	5,531,124,891
Other intangible assets	179,996,161	50,064,284	(17,139,645)	(13,037,089)	199,883,711
In-progress intangible assets	57,720,100	24,868,682	(3,733,807)	(38,090,195)	40,764,780
	6,058,667,468	218,500,863	(485,980,286)	(19,414,663)	5,771,773,382
Accumulated depreciation
Industrial property and other rights	1,795,966,087	334,362,613	(127,696,231)	(11,939,938)	1,990,692,531
Other intangible assets	136,091,653	20,318,012	(12,703,588)	(2,751,313)	140,954,764
	1,932,057,740	354,680,625	(140,399,819)	(14,691,251)	2,131,647,295
	4,126,609,728	(136,179,762)	(345,580,467)	(4,723,412)	3,640,126,087

Euro

		Changes in the		Foreign currency	Transfers
	Balance	consolidation		translation	and other	Balance
	31 Dec 2010	perimeter	Increases	adjustments	movements	31 Dec 2011
Cost
Industrial property and other rights	1,327,613,702	4,417,311,747	265,822,111	(212,484,160)	22,687,807	5,820,951,207
Other intangible assets	29,827,068	126,899,457	19,191,339	(6,135,160)	10,213,457	179,996,161
In-progress intangible assets	26,081,876	17,777	26,306,338	424,735	4,889,374	57,720,100
	1,383,522,646	4,544,228,981	311,319,788	(218,194,585)	37,790,638	6,058,667,468
Accumulated depreciation
Industrial property and other rights	669,237,948	870,917,665	308,722,312	(50,824,112)	(2,087,726)	1,795,966,087
Other intangible assets	19,207,272	100,355,172	6,152,397	(4,593,357)	14,970,169	136,091,653
	688,445,220	971,272,837	314,874,709	(55,417,469)	12,882,443	1,932,057,740
	695,077,426	3,572,956,144	(3,554,921)	(162,777,116)	24,908,195	4,126,609,728

36.1. Changes in the consolidation perimeter

The impact of changes in the consolidation perimeter in the year ended 31 December 2011, amounting to Euro 3,573 million, includes primarily:

•    Intangible assets of Oi and Contax that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011, totalling Euro 3,539 million (Note 2.b), including the carrying value of those assets (Euro 2,012 million) and the fair value adjustments recorded under the purchase price allocation (Euro 1,527 million);

•    The proportional consolidation of Allus’s intangible assets, amounting to Euro 13 million as at 30 April 2011 (Note 2.b);

•    The impact of the Contax transaction (Note 1) completed on 1 July 2011, corresponding to a net reduction of intangible assets amounting to Euro 9 million, reflecting (1) Dedic/GPTI’s intangible assets that were no longer fully consolidated as from 30 June 2011, amounting to Euro 16 million (Note 2.b), and (2) the proportional consolidation of these same assets in Contax, based on Portugal Telecom’s 44.4% effective stake in CTX; and

•    The impact of the increase in the proportional consolidation stake of Contax from 42.0% to 44.4%.

36.2. Increases

The detail of increases in intangible assets is as follows:

Euro

	2012	2011
Cost
Capital expenditures (Note 7.c)	177,670,325	175,242,533
4G license acquired by Oi (Note 7.b) (i)	40,830,538	—
4G license acquired by TMN (ii)	—	106,492,862
Commitments assmued by PT Comunicações under TDT license (iii)	—	23,595,179
Commitments assmued by Cabo Verde Telecom under 3G license (iv)	—	5,989,214
	218,500,863	311,319,788
Accumulated depreciation	354,680,625	314,874,709
	(136,179,762)	(3,554,921)

(i)	This caption corresponds to the acquisition by Oi, in June 2012, of 4G/LTE licenses for a total amount of R$ 400 million, equivalent to Euro 41 million proportionally consolidated.
(ii)

In relation to a mobile spectrum auction conducted by the Portuguese telecommunications regulator ICP-Anacom in 2011, TMN submitted the best winning bids in each block that it has bided and obtained spectrum in three frequency bands for a total amount of Euro 113 million, thus reinforcing its commitment to the LTE technology, strengthening TMN’s mobile data capabilities and its network quality to continue to lead data services in Portugal and also to lead the roll-out of 4G services. As a result, TMN recognized an intangible asset amounting to Euro 106 million, which corresponds to the present value of the instalments payable to Anacom (Note 39) totalling Euro 113 million.

(iii)	This caption corresponds to the present value of the commitmments assumed by PT Comunicações under the TDT license.
(iv)	Cabo Verde Telecom recorded an intangible asset in 2011, amounting to Euro 6 million, related to the commitments assumed under the 3G license.

36.3. Foreign currency translation adjustments

Foreign currency translation adjustments in 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro.

36.4. Other information regarding intangible assets

The net carrying value of the caption “Industrial property and other rights” includes mainly the following items:

•    Euro 2,426 million and Euro 2,800 million as at 31 December 2012 and 2011, respectively, related to regulatory licenses held by Oi Group, including both mobile licenses and fixed line concessions, which were adjusted to fair value as at 31 March 2011, following the purchase price allocation performed by Portugal Telecom under the acquisition of the investment in Oi (Note 2.b);

•    Euro 360 million and Euro 378 million as at 31 December 2012 and 2011, respectively, related to 3G and 4G licenses obtained by TMN in 2000 and 2011, respectively, corresponding to a gross amount of Euro 500 million net of accumulated depreciation of Euro 140 million. The gross amount includes primarily:

(i)	Euro 133 million related to the acquisition of the UMTS license in 2000;
(ii)

Euro 242 million capitalized in 2007, following the commitment assumed in 2000 by TMN and the other mobile operators of making contributions to the information society during the period through the maturity of the license, and Euro 11.5 million capitalized in 2009 related to additional commitments under the terms of the UMTS license. Since in the year 2000 it was not possible to reliably estimate how the commitment would be fulfilled, Portugal Telecom did not recognize this commitment as a cost of the license and as a liability; and

(iii)	Euro 106 million related to the 4G license acquired by TMN in 2011.

•    Euro 214 million and Euro 282 million as at 31 December 2012 and 2011, respectively, corresponding to the fair value, net of accumulated depreciation, of the customer bases of Oi and Contax, which were recognized at fair value as at 31 March 2011 following the purchase price allocation performed by Portugal Telecom under the acquisition of the investments in Oi and Contax (Note 2.b);

•    Euro 185 million and Euro 201 million as at 31 December 2012 and 2011, respectively, related to the acquisition of the Basic Network from the Portuguese State, regarding the gross amount capitalised in 2002 amounting to Euro 339 million;

•    Euro 184 million and Euro 189 million as at 31 December 2012 and 2011, respectively, related to software licenses;

•    Euro 29 million and Euro 34 million as at 31 December 2012 and 2011, respectively, related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts, corresponding to a two year period;

•    Euro 23 million and Euro 24 million as at 31 December 2012 and 2011, respectively, related to the commitments assumed by PT Comunicações under the TDT license; and

•    Euro 16 million and Euro 25 million as at 31 December 2012 and 2011, respectively, related to contracts signed by PT Comunicações in 2007 and 2009 for the acquisition of satellite capacity until 2015, which were recorded as capital leases.

In 2012, Portugal Telecom invested around Euro 167 million in Research, Development and Innovation, including Euro 41 million recorded as an expense and Euro 126 million that were capitalized.

37.    Tangible assets

During the years ended 31 December 2012 and 2011, movements in tangible assets were as follows:

Euro

		Changes in the		Foreign currency	Transfers
	Balance	consolidation		translation	and other	Balance
	31 Dec 2011	perimeter	Increases	adjustments	movements	31 Dec 2012
Cost
Land	205,234,976	—	744,559	(2,489,765)	(1,728,510)	201,761,260
Buildings and other constructions	1,679,141,703	604,699	34,187,907	(87,199,060)	(37,899,982)	1,588,835,267
Basic equipment	18,903,416,390	2,997,334	603,699,910	(999,073,301)	48,060,505	18,559,100,838
Transportation equipment	77,027,502	71,479	13,801,167	(424,301)	(8,609,474)	81,866,373
Tools and dies	42,324,635	—	895,206	(2,289,795)	(143,810)	40,786,236
Administrative equipment	1,404,395,186	—	45,885,774	(26,817,333)	50,845,393	1,474,309,020
Other tangible assets	111,025,105	214,812	2,301,270	(6,699,651)	9,343,446	116,184,982
In-progress tangible assets	590,898,297	—	437,642,018	(61,742,405)	(364,997,640)	601,800,270
Advances to suppliers of tangible assets	511,125	—	—	—	51,536	562,661
	23,013,974,919	3,888,324	1,139,157,811	(1,186,735,611)	(305,078,536)	22,665,206,907
Accumulated depreciation
Land	9,819,238	—	—	—	(86,569)	9,732,669
Buildings and other constructions	794,881,171	503,007	82,380,716	(54,291,804)	(41,951,806)	781,521,284
Basic equipment	14,599,712,818	1,140,013	826,022,711	(816,391,234)	(229,431,537)	14,381,052,771
Transportation equipment	52,788,916	71,479	11,149,563	(325,805)	(6,842,860)	56,841,293
Tools and dies	40,792,425	—	1,810,996	(2,265,311)	(1,195,285)	39,142,825
Administrative equipment	1,198,101,842	—	111,860,466	(20,524,722)	(307,885)	1,289,129,701
Other tangible assets	89,255,941	208,553	2,740,880	(4,923,317)	1,630,953	88,913,010
	16,785,352,351	1,923,052	1,035,965,332	(898,722,193)	(278,184,989)	16,646,333,553
	6,228,622,568	1,965,272	103,192,479	(288,013,418)	(26,893,547)	6,018,873,354

Euro

		Changes in the		Foreign currency		Transfers
	Balance	consolidation		translation		and other	Balance
	31 Dec 2010	perimeter	Increases	adjustments	Revaluations	movements	31 Dec 2011
Cost
Land	165,045,024	24,349,296	893,328	(1,109,337)	15,801,253	255,412	205,234,976
Buildings and other constructions	805,355,545	804,527,730	23,517,972	(38,869,709)	47,403,756	37,206,409	1,679,141,703
Basic equipment	10,121,678,306	9,332,678,930	575,648,209	(459,113,213)	(189,372,570)	(478,103,272)	18,903,416,390
Transportation equipment	80,951,949	2,263,347	5,731,504	26,868	—	(11,946,166)	77,027,502
Tools and dies	25,519,009	16,729,624	1,305,704	(1,107,190)	—	(122,512)	42,324,635
Administrative equipment	1,062,445,429	239,569,398	62,920,050	(11,691,179)	—	51,151,488	1,404,395,186
Other tangible assets	54,284,090	56,622,812	1,663,473	(2,858,675)	—	1,313,405	111,025,105
In-progress tangible assets	221,423,967	300,664,624	383,261,356	(21,835,757)	—	(292,615,893)	590,898,297
Advances to suppliers of tangible assets	511,125	—	—	—	—	—	511,125
	12,537,214,444	10,777,405,761	1,054,941,596	(536,558,192)	(126,167,561)	(692,861,129)	23,013,974,919
Accumulated depreciation
Land	9,493,330	—	—	—	—	325,908	9,819,238
Buildings and other constructions	253,764,177	443,683,578	91,819,029	(22,497,072)	—	28,111,459	794,881,171
Basic equipment	7,352,076,475	7,466,017,366	799,225,548	(362,412,819)	—	(655,193,752)	14,599,712,818
Transportation equipment	47,552,684	2,211,982	11,197,945	(29,032)	—	(8,144,663)	52,788,916
Tools and dies	20,460,427	20,188,058	2,261,848	(1,035,684)	—	(1,082,224)	40,792,425
Administrative equipment	934,775,304	178,432,717	101,454,885	(8,726,606)	—	(7,834,458)	1,198,101,842
Other tangible assets	44,478,633	45,435,144	4,750,645	(2,180,847)	—	(3,227,634)	89,255,941
	8,662,601,030	8,155,968,845	1,010,709,900	(396,882,060)	—	(647,045,364)	16,785,352,351
	3,874,613,414	2,621,436,916	44,231,696	(139,676,132)	(126,167,561)	(45,815,765)	6,228,622,568

37.1. Changes in the consolidation perimeter

The impact of changes in the consolidation perimeter in the year ended 31 December 2011, amounting to Euro 2,621 million, includes primarily:

•    Tangible assets of Oi and Contax that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011, totalling Euro 2,632 million (Note 2.b);

•    The proportional consolidation of Allus’s tangible assets, amounting to Euro 7 million as at 30 April 2011 (Note 2.b);

•    The impact of the Contax transaction (Note 1) completed on 1 July 2011, corresponding to a net reduction of tangible assets amounting to Euro 26 million, reflecting (1) Dedic/GPTI’s tangible assets that were fully consolidated as at 30 June 2011, amounting to Euro 46 million (Note 2.b), and (2) the proportional consolidation of these same assets in Contax, based on Portugal Telecom’s 44.4% effective stake in CTX; and

•    The increase in the proportional consolidation stake of Contax from 42.0% to 44.4%.

37.2. Increases

The detail of increases in tangible assets is as follows:

Euro

	2012	2011
Cost
Capital expenditures (Note 7.c) (i)	1,139,157,811	1,048,578,648
Acquisition of real estate properties from pension funds (Note 14.1.1) (ii)	—	3,403,556
Data Center	—	2,959,392
	1,139,157,811	1,054,941,596
Accumulated depreciation	1,035,965,332	1,010,709,900
	103,192,479	44,231,696

(i)

Capital expenditures relate primarily to network equipment, including investments towards the improvement of network’s quality and reliability, the increase of broadband speed and data capacity and the acquisition and installation of terminal equipment. For more detailed information about the investments made in each reportable segment, please refer to Note 7.

(ii)

As mentioned in Note 14.1.1, in 2011, PT Comunicações acquired one last real estate property for an amount of Euro 3 million in connection with the transfer of unfunded pension obligations to the Portuguese State completed in December 2010.

37.3. Foreign currency translation adjustments

Foreign currency translation adjustments in 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro.

37.4. Revaluations

During 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model (Note 3). The revaluations of the real estate properties and ducts infra-structure were effective as at 30 June 2008 and 30 September 2008, and resulted in a revaluation of the assets by Euro 208,268,320 and Euro 866,764,702, respectively, totalling an amount of Euro 1,075,033,022 that was recognized in the Consolidated Statement of Comprehensive Income.

The determination of the fair value of real estate properties was made by an independent appraiser based primarily on: (i) observable prices in an active market of recent market transactions; (ii) profitability method for commercial and administrative real estate; and (iii) the cost of acquiring or producing a similar real estate with the same purpose for technical buildings. Under the first methodology, the main assumptions used in 2008 were the discount rate (average of 8%) and the monthly rent per square meter (average of 6 Euros).

The determination of the fair value of the ducts infra-structure was made internally based on the replacement cost approach. This valuation process was based primarily on: (i) current and observable prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the soil and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts infra-structure network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the assets revalued; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by other ones. Generally, the prices of materials and construction work together with other qualitative assumptions referred to above resulted in a valuation of the ducts infra-structure in 2008 which reflects an average cost per meter of duct between Euro 58 and Euro 119, depending on the area where the infra-structure is located.

In accordance with the Group’s accounting policy to revalue these assets at least every three years, Portugal Telecom performed another revaluation of the real estate assets and ducts infra-structure in 2011, through the same methodology described above. These revaluations were effective as at 31 December 2011 and resulted in a net reduction of tangible assets amounting to Euro 131,418,994, of which Euro 126,167,561 was recognized directly in the Consolidated Statement of Comprehensive Income (Note 44.5) under the caption “Revaluation reserve” and Euro 5,251,433 was recognized in the Consolidated Income Statement under the caption “Depreciation and amortization”. The split of these impacts between real estate and ducts infra-structure is as follows:

•             A reduction in the carrying value of the ducts infra-structure amounting to Euro 189,372,570, recognized in other comprehensive income in order to reduce the existing revaluation reserves regarding these assets, which is primarily explained by a decrease in the construction cost and also technological improvements, leading to a reduction in the average cost per meter of duct to between Euro 42 and Euro 70, depending on the area where the infra-structure is located; and

•             A net increase in the carrying value of real estate assets amounting to Euro 57,953,576, including a gain of Euro 63,205,008 recorded in other comprehensive income and a loss of Euro 5,251,432 recognized in the Consolidated Income Statement. The increase in the carrying value of real estate assets recognized as a result of this revaluation reflects mainly the depreciation and amortization expenses recorded over the last three years, as the average monthly rent per square meter for the real estate assets that were revalued in both 2008 and 2011 remained broadly stable at 6 Euros, although the overall average monthly rent per square meter increased to 7 Euros, as a result of real estate assets acquired between those years.

The amortization of the surplus resulting from the revaluation of real estate properties and ducts infra-structure amounted to approximately Euro 10 million and Euro 32 million in 2012, respectively, and to Euro 11 million and Euro 45 million in 2011, respectively. If these assets had been carried under the cost model, the carrying amounts of the real estate properties and the ducts infra-structure would have been reduced by approximately Euro 179 million and Euro 498 million, respectively, corresponding to Euro 135 million and Euro 373 million net tax effect, respectively.

37.5. Other situations regarding tangible assets

In 2012, Oi, S.A. completed a definitive sale of towers from its mobile telecommunications infra-structure for a total amount of approximately Euro 50 million (Note 47.f), which had a carrying value of approximately Euro 20 million, corresponding to the amounts proportionally consolidated in Portugal Telecom’s financial statements. Accordingly, capital gains totaling approximately Euro 30 million were recorded during the year ended 31 December 2012 and included under the caption “Gains on disposal of fixed assets, net”, the consolidated amount of which amounted to Euro 33 million in 2012.

As mentioned in Note 32, the Board of Directors of Oi, S.A. approved plans for the sale of several real estate properties with a carrying value of Euro 16 million, which accordingly were transferred to the caption “Non-current assets held for sale”.

In addition, the following situations regarding tangible assets should be mentioned:

•             Basic equipment includes primarily network installations and equipment, including the ducts infra-structure, switching equipment, telephones and switchboards and submarine cables;

•             In-progress tangible assets correspond primarily to telecommunications network equipments and are recorded during the installation period of those equipments, which normally lasts 2 to 3 months, thus explaining the significant amounts recorded under this caption, although with reduced maturities;

•             Portugal Telecom recognized own work capitalized in tangible assets amounting to Euro 102 million and Euro 107 million in the years ended 31 December 2012 and 2011, respectively;

•             PT Comunicações, under the terms of the Modification Agreement of the Concession, owns tangible assets related to the Concession amounting to Euro 1,765 million and Euro 1,995 million as at 31 December 2012 and 2011, respectively;

•             PT Comunicações owns tangible assets located outside Portugal, including participations in submarine cable consortiums, which amounted to Euro 15 million and Euro 19 million as at 31 December 2012 and 2011, respectively; and

•             PT Comunicações owns tangible assets that are installed in properties of third parties or on public property, amounting to Euro 8 million and Euro 9 million as at 31 December 2012 and 2011, respectively, and owns tangible assets that are not yet registered under its name, amounting to Euro 8 million as at 31 December 2012 and 2011.

38.           Debt

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012		2011
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	732,944,410	—	723,363,242
Bonds	1,079,735,369	5,800,296,695	1,562,012,437	5,381,422,200
Bank loans
External loans	337,093,482	2,548,878,805	413,084,942	2,735,410,287
Domestic loans	2,753,090	108,765,906	355,699	—
Liability related to equity swaps on treasury shares	73,210,081	—	93,767,521	—
Commercial paper	175,750,000	—	554,000,000	—
Leasings	24,286,305	23,968,784	26,979,404	35,609,152
Derivative financial instruments	(31,333,877)	(7,657,476)	(2,206,840)	(4,185,879)
Other financings	51,258,437	178,555,864	643,565,142	117,781,329
	1,712,752,887	9,385,752,988	3,291,558,305	8,989,400,331

The Euro 1,182 million decrease in gross debt during the year ended 31 December 2012 relates primarily to the following effects:

•             The repayment of the Euro 1,300 million Eurobond issued by PT Finance in March 2005 (Note 38.2);

•             The payment of the last instalment due to the Portuguese State, amounting to Euro 454 million, in connection with the transfer of unfunded pensions obligations completed in December 2010 (Note 38.8);

•             The reduction of Euro 378 million in the outstanding amounts due under commercial paper programmes (Note 38.5); and

•             A decrease of Euro 159 million in the gross debt of Oi, Contax and its controlling shareholders, from Euro 3,882 million as at 31 December 2011 to Euro 3,723 million as at 31 December 2012, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 443 million). Using a constant exchange rate, the gross debt of Oi, Contax and its controlling shareholders would have increased by Euro 285 million, mainly due to (Note 38.2): (1) senior notes amounting to US$ 1,500 million issued by Oi, S.A. in February 2012, equivalent to R$ 2,741 million (Euro 280 million proportionally consolidated); (2) debentures amounting to R$ 2,000 million issued by Oi, S.A. in March 2012 (Euro 204 million proportionally consolidated); (3) the repayment of debentures totalling R$ 1,500 million issued by TNL in May 2011 (Euro 153 million proportionally consolidated); and (4) the repayment of the debentures amounting to R$ 720 million issued by Oi, S.A. in June 2006 (Euro 74 million proportionally consolidated).

The effects mentioned above were partially offset by the Euro 400 million Bond issued by Portugal Telecom in July 2012 and the Euro 750 million Eurobond issued by PT Finance in October 2012, as detailed in Note 38.2.

38.1. Exchangeable bonds

On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, convertible into fully paid ordinary shares of Portugal Telecom, as follows:

•             Exchange price of Euro 13.9859 per ordinary share of Portugal Telecom, which was adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, and to Euro 11.06 on 28 December 2010, Euro 9.4 on 31 May 2011 and Euro 8.91 on 22 May 2012, following the dividends paid in December 2010, June 2011 and May 2012, respectively, according to the terms and conditions of these bonds;

•             Nominal value of each bond: Euro 50,000;

•             Maturity: 28 August 2014 unless previously redeemed, acquired, cancelled or converted; and

•             Fixed interest rate: 4.125% per annum, paid semi-annually.

The exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 and was recorded in shareholders’ equity under the caption “Other reserves and accumulated earnings”, while the financial liability component was initially computed based on a market interest rate of 5.51% and is recorded by the amortized cost.

As at 31 December 2012, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 766 million.

38.2. Bonds

The following table provides detailed information about the bonds outstanding as at 31 December 2012:

Issuer (i)	Debt	Local currency (ii)	Euro (iii)	Issue date	Expected maturity (iv)	Interest rate
Portuguese operations:
PT Finance	Eurobond	750,000,000	750,000,000	Oct-12	2018	5.875%
Portugal Telecom	Eurobond	400,000,000	400,000,000	Jul-12	2016	6.25%
PT Finance	Eurobond	600,000,000	600,000,000	Feb-11	2016	5.625%
PT Finance	Eurobond	750,000,000	750,000,000	Nov-09	2019	5.00%
PT Finance	Fixed rate notes	250,000,000	250,000,000	Jul-09	2017	5.242%
PT Finance	Eurobond (v)	934,000,000	934,000,000	Apr-09	2013	6.00%
PT Finance	Floating rate notes	50,000,000	50,000,000	Aug-08	2013	3-month Euribor plus 1.50%
PT Finance	Eurobond	500,000,000	500,000,000	Jun-05	2025	4.50%
PT Finance	Eurobond	500,000,000	500,000,000	Mar-05	2017	4.375%
	Transaction costs (vi)		(17,963,117)
			4,716,036,883
Brazilian operations:
Telemar Participações	Debentures	500,000,000	47,378,865	Apr-12	Between 2017 and 2019	CDI + 1.20%
Oi	Debentures (vii)	2,000,000,000	189,515,461	Mar-12	Between 2017 and 2020	IPCA+6.20% and CDI+0.94%
Oi	Senior Notes (viii)	3,065,250,000	290,456,133	Feb-12	2022	5.75%
Contax	Debentures	400,000,000	65,649,697	Dec-11	Between 2016 and 2018	CDI+1.55% and IPCA+6.80%
Oi	Debentures	2,350,000,000	222,680,667	Dec-11	Between 2016 and 2018	CDI + 1.15%
Telemar Participações	Debentures	500,000,000	47,378,865	Oct-11	Between 2014 and 2018	CDI + 1.35%
Oi	Senior Notes	1,100,000,000	104,233,503	Sep-11	2016	9.75%
Oi	Debentures	1,000,000,000	94,757,730	Aug-11	2017	CDI+1%
Oi	Senior Notes (ix)	2,021,550,000	191,557,490	Dec-10	2017	5.13%
Telemar	Senior Notes (viii)	3,651,785,588	346,034,914	Sep-10	2020	5.50%
Telemar	Debentures	2,000,000,000	189,515,461	Nov-09	2014	CDI+1.2%
Telemar	Bond (viii)	290,295,523	27,507,745	Apr-09	2019	9.50%
Telemar Participações	Debentures	690,000,000	65,382,834	Apr-08	Between 2012 and 2015	Between 1.4% and 1.55%
AG/LF	Debentures	1,339,290,221	173,380,521	Feb-08	Semiannually until 2020	IPCA (inflation) +5.0%
Telemar	Debentures	540,000,000	51,169,174	Mar-06	2013	103% of CDI and CDI+0.55%
	Other bond loans and transaction costs		57,396,121
			2,163,995,181
			6,880,032,064

(i)	All PT Finance and Portugal Telecom issuances were made under the Euro Medium Term Note Programme (“EMTN”).
(ii)	Amounts in Euro, except for issuances of companies located in Brazil where amounts are stated in Brazilian Reais and correspond to 100% of the amount issued.
(iii)	For issuances of companies located in Brazil, amounts are presented based on the respective proportional consolidation stake.
(iv)	Loans are repayable on final maturity except where otherwise indicated.
(v)

The issued amount under this Eurobond was Euro 1,000 million. During 2011 and 2012, PT Finance acquired own bonds with a notional amount of Euro 64,000,000 and Euro 2,000,000, respectively, which the Company intends to either cancel or hold to maturity. In 2011, bonds were acquired for an amount of Euro 61,870,750, resulting in the recognition of a financial gain amounting to Euro 2,129,250 (Note 19).

(vi)

This caption corresponds to expenses incurred at the date these bonds were issued, which relate to (i) roundings in defining the coupon rate; and (ii) prepaid commissions. These expenses are recognized in earnings through the life of the bonds.

(vii)

These debentures were issued in two series, the first of which amounted R$ 400 million and bears interest at the rate of CDI plus 0.94% and the second amounted to R$1,600 million and bears interest at the rate of IPCA plus 6.20%.

(viii)	These notes were issued in U.S. Dollars.
(ix)	These notes were issued in Euros.

The following bonds were repaid during the year ended 31 December 2012:

•                  PT Finance repaid the Euro 1,300 million Eurobond issued in March 2005;

•                  Oi, S.A. repaid debentures totaling R$ 1,500 million (Euro 153 million proportionally consolidated) that had been issued in May 2011; and

•                  Oi, S.A. repaid debentures totaling R$ 720 million (Euro 74 million proportionally consolidated) that had been issued in June 2006.

As at 31 December 2012, the maximum possible nominal amount of outstanding notes issued under the EMTN Programme established by PT Finance ad Portugal Telecom amounted to Euro 7,500,000,000, of which Euro 4,800,000,000 were outstanding as at 31 December 2012, as detailed above.

The fair value of the bonds issued by Portuguese operations was determined based on market information and amounted to Euro 4,810 million as at 31 December 2012. The estimate fair value of bonds from Brazilian operations amounted to Euro 2,256 million as at 31 December 2012, which includes certain bonds at carrying value.

38.3. Bank loans

As at 31 December 2012 and 2011, bank loans are denominated in the following currencies:

Euro

	2012		2011
	Currency of		Currency of
	the notional	Euro	the notional	Euro
Brazilian Reais	3,732,585,091	1,380,598,125	4,683,838,637	1,938,755,179
Euros	1,593,444,233	1,593,444,233	997,361,633	997,361,633
Other currencies		23,448,925		212,734,116
		2,997,491,283		3,148,850,928

As at 31 December 2012, Portugal Telecom had the following committed standby credit facilities:

Euro

Initial date	Maturity	Amount
April 2011 (i)	June 2016	800,000,000
October 2004	January 2015	100,000,000
January 2009	January 2013	50,000,000
		950,000,000

(i)

This revolving credit facility was secured in March 2011 for an initial amount of Euro 900 million and an initial maturity of three years, which was increased to Euro 1,050 million in 12 April 2011 and to Euro 1,200 in 13 April 2011. In 2012, the Company extended the maturity from March 2014 to June 2016, while its amount was changed from Euro 1,200 million to Euro 800 million.

Portugal Telecom also entered into an export credit facility, comprising two committed tranches amounting to Euro 80 million, agreed in 2011, and Euro 100 million, agreed in January 2013.

In addition to certain financing agreements entered into by the Oi Group that are used only partially, as described below, several companies of the Oi Group also entered into the following standby facilities under which no amount had been drawn as at 31 December 2012:

•             A standby facility entered into in December 2012 for a three year period, amounting to R$ 1,500 million (Euro 142 million);

•             A financing agreement entered into in July 2012 for a two year period, amounting to US$ 200 million (Euro 39 million);

•             A standby facility entered into in November 2011 for a five year period, amounting to US$ 1,000 million (Euro 194 million).

As at 31 December 2012, external bank loans due include primarily the following financings:

•             An amount of Euro 750 million used under the above mentioned committed standby facilities at Portuguese operations and an amount of Euro 61 million used under the export credit facility;

•             Loans obtained by Portugal Telecom from the European Investment Bank (“EIB”) totaling Euro 602 million, maturing up to 2021, including primarily (1) two loans obtained in 2010 of Euro 100 million each for the purpose of investing in Portugal Telecom’s next generation network, which have an average maturity of approximately 5 years, (2) a loan obtained in 2011 amounting to Euro 140 million for the purpose of research and development, which matures in 2019, and (3) a loan secured in 2012 amounting to Euro 100 million in order to finance the investment in next generation network, which also matures in 2019;

•             A loan obtained by PT Finance in 2010 amounting to Euro 50 million and maturing between 2013 and 2015;

•             Financing agreements entered into by the Oi Group with BNDES in December 2012 for the purpose of financing the investments between 2012 and 2014, totalling R$5,417 million. In December 2012, several companies of the Oi Group drawn a total amount of R$2,000 million under these financing agreements, corresponding to Euro 190 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position as at 31 December 2012;

•             Financing agreements entered into with BNDES in December 2009 by several companies of the Oi Group for the purpose of financing the investments between 2009 and 2011, totalling R$4,403 million. In 2009, 2010 and 2011, there were disbursements of R$1,500 million, R$1,093 million and R$1,068 million, respectively. Interest and principal are paid on a monthly basis until final maturity in December 2018. The outstanding amount due as at 31 December 2012 was R$2,618 million, corresponding to Euro 248 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position;

•             A loan of  R$4,300 million obtained in May 2008 by Telemar with Banco do Brasil for the purpose of acquiring an equity interest in Brasil Telecom (now Oi, S.A.), with interest being payable semi-annually, from May 2015 to May 2018. Following the repayment of two instalments in May 2010 and May 2011, amounting to R$ 614 million each, the remaining amount due is repayable in four annual instalments beginning on May 2015. The outstanding amount due as at 31 December 2012 was R$3,071 million, corresponding to Euro 291 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position;

•             A credit facility entered into by Telemar in November 2006 with the BNDES, in order to finance the expansion and technological upgrading of its fixed grid, scheduled for the period 2006 to 2008. This agreement is divided into two sub-loans: (i) sub-loan A intended specifically for the purchase of domestic equipment and related services which totals R$1,771 million; and (ii) sub-loan B intended for the purchase of telecommunications equipment that complied with the Basic Production Process, which totals R$200 million. Interest is paid on a monthly basis and principal is repayable in 60 monthly instalments as from July 2009. The outstanding amount due as at 31 December 2012 was R$456 million, corresponding to Euro 43 million proportionally consolidated in Portugal Telecom’s Statement of Financial; and

•             A credit facility entered into by Brasil Telecom in November 2006 with BNDES, amounting to R$2,004 million (actual loans of R$2,055 million). Interest is paid on a monthly basis and principal is repayable in 60 monthly instalments, from June 2009 to May 2014. The outstanding amount due as at 31 December 2012 was R$399 million, corresponding to Euro 38 million proportionally consolidated in Portugal Telecom’s Statement of Financial.

As at 31 December 2012 and 2011, bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2012	2011
Maximum rate	4.81%	6.56%
Minimum rate	0.67%	0.20%

As at 31 December 2012, the estimated fair value of total bank loans, computed based on a discounted cash flows method, amounted to Euro 2,951 million, which includes loans from Brazilian operations at carrying value.

38.4. Liability related to equity swaps on treasury shares

This caption relates to an equity swap contract entered into by Portugal Telecom over 20,640,000 treasury shares, which was recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,827 (Note 44.2). In December 2011 and 2012, Portugal Telecom settled the amounts of Euro 84,304,306 and Euro 20,557,440 (Note 47.m), respectively, following which the outstanding amount due was reduced to Euro 93,767,521 as at 31 December 2011 and to Euro 73,210,081 as at 31 December 2012.

38.5. Commercial paper

Portugal Telecom entered into several commercial paper programs, under which it had issued a total amount of Euro 176 million as at 31 December 2012, maturing in January 2013. Under these programmes, the Company had available an underwritten amount of Euro 200 million as at 31 December 2012.

In January 2013, Portugal Telecom entered into a new commercial paper program for a total amount of Euro 400 million, including an underwritten amount of Euro 200 million.

38.6. Leasings

Financial lease obligations recorded as at 31 December 2012 relate mainly to satellite capacity and transportation equipment acquired under finance lease contracts. Satellite capacity acquired under finance lease contracts is currently being used by PT Comunicações for the direct-to-home offer of its television service. Transportation equipment under finance lease contracts, under which there are generally purchase options at the end of their term, was acquired by several Group companies and is currently being used in their normal course of business. As at 31 December 2012, the carrying amount of assets acquired under finance leases is as follows:

Euro

	Gross	Accumulated	Carrying
	amount	depreciation	amount
Industrial property and other rights	54,427,007	36,388,507	18,038,500
Transportation equipment	40,729,903	20,133,935	20,595,968
Other	2,752,973	981,804	1,771,169
	97,909,883	57,504,246	40,405,637

As at 31 December 2012, the detail of future minimum lease payments related to finance lease contracts is as follows:

Euro

	Present	Finance
	value	costs	Total
2013	24,286,305	1,935,759	26,222,064
2014	16,816,152	995,468	17,811,620
2015	5,210,297	190,774	5,401,071
2016	1,069,796	76,401	1,146,197
2017	872,539	28,856	901,395
	48,255,089	3,227,258	51,482,347

38.7. Derivative financial instruments

This caption corresponds basically to exchange and interest rate financial derivatives which were contracted primarily by Oi Group with the purpose of eliminating the risk of exchange and interests rate fluctuations in debt instruments. The fair value of these derivative financial instruments was positive Euro 39.0 million and Euro 6.4 million as at 31 December 2012 and 2011, respectively (Note 45.2).

38.8. Other financings

As at 31 December 2012, this caption includes primarily Euro 111 million related to preferred shares issued by Telemar Participações and Euro 96 million related to certificates of real estate receivables (CR’s) indirectly issued by the Oi Group and purchased by Brazilian financial institutions, corresponding to the amounts proportionally consolidated in Portugal Telecom’s financial statements.

Telemar Participações issued 1,000,000 preferred shares in April 2008, at a nominal price of R$1,239.61 per share, totalling R$1,239.6 million. These preferred shares were fully subscribed by BNDES Participações, S.A., one of the shareholders of Telemar

Participações, and its main features consist of: (1) priority in the distribution of a fixed dividend equivalent to 5% per year of the issuance price per share, adjusted by inflation; (2) annual repayments as from April 2011 at the issuance price, adjusted by inflation; (3) the holder of the preferred shares has the option to demand its repayment through shares of Telemar Norte Leste held by Telemar Participações; (4) convertible into ordinary shares of Telemar Participações if the repayment of the preferred shares is not made in accordance with its terms or the fixed dividend is not paid; and (5) do not have voting rights. Considering there features, preferred shares issued by Telemar Participações are classified as debt and amounted to R$1,176 million as at 31 December 2012, equivalent to Euro 111 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position, as compared to Euro 135 million as at 31 December 2011.

In August 2010, Oi, S.A. and Telemar transferred several real estate properties to its wholly-owned subsidiaries Copart 4 Participações S.A. (“Copart 4”) and Copart 5 Participações S.A. (“Copart 5”), respectively. Telemar and Oi entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to the entities mentioned above. Copart 4 and Copart 5 assigned the receivables representing all payments under these leases to Brazilian Securities Companhia de Securitização, which issued Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários or CRIs), backed by these receivables. These CRIs were purchased by Brazilian financial institutions and Oi received net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. As at 31 December 2012, the aggregate liability under these leases was R$1,014 million, equivalent to Euro 96 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position, as compared to Euro 150 million as at 31 December 2011.

As at 31 December 2011, this caption also included an amount of Euro 454 million due to the Portuguese State, in connection with the transfer of certain unfunded pension obligations, of a total amount of Euro 922 million that was due as at 31 December 2010. Portugal Telecom repaid Euro 17.4 million and Euro 450.0 million (Note 47.m) in January and December 2011, respectively, and repaid the remaining outstanding amount of Euro 454 million (Note 47.m) in December 2012.

38.9. Medium and long-term debt

As at 31 December 2012, medium and long-term debt matures as follows:

Euro

2014	1,290,065,865
2015	381,648,577
2016	2,420,225,572
2017	1,449,539,628
2018 and following years	3,844,273,346
9,385,752,988

38.10. Covenants

As at 31 December 2012, the Company had several covenants related to its indebtedness as follows:

•    Change in control

The exchangeable bonds, the credit facilities amounting to Euro 1,180 million and the loans obtained from EIB totalling Euro 602 million as at 31 December 2012 establish penalties in the case of any change of control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of the voting rights, whether obtained by ownership of share capital, holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

The Euro 1,000 million and Euro 750 million Eurobonds issued in 2009, the Euro 600 million Eurobond issued in 2011 and the Euro 750 million Eurobond issued in 2012 establish penalties in the case of any change of control of Portugal Telecom, as described above, only if simultaneously a rating downgrade to sub-investment grade occurs  (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

•    Credit rating

Certain loan agreements with the EIB, totalling Euro 82 million as at 31 December 2012, stated that Portugal Telecom could be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). As at 31 December 2012, the repayment schedule of the Euro 82 million loans is as follows: Euro 46 million in 2013 and Euro 36 million in 2014.

In 2011, Portugal Telecom and the EIB have agreed to increase the spread of those loans, with no other consequence, as a result of the revision of Portugal Telecom’s credit rating.

On 23 December 2011, Moody’s announced the downgrade of Portugal Telecom’s long-term rating from Baa3 to Ba1. On 16 February 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom has agreed with the EIB to open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favour of the EIB. The amount deposited in this account, which amounted to Euro 42 million as at 31 December 2012, will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to the Company will lead to, respectively, decreases or increases in the amount deposited, with no other consequence, which is applicable to the downgrade announced by S&P on 11 February 2013, from BB+ to BB, with negative outlook.

•    Control/disposal of subsidiaries

Certain credit facilities in the total amount of Euro 980 million state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies which total assets are equal or exceed 10% of total consolidated assets or which total revenues are also equal or exceed 10% of total consolidated revenues.

•    Disposals of assets

Credit facilities totalling Euro 150 million and the EIB loans totalling Euro 602 million as at 31 December 2012 include certain restrictions regarding the disposal of assets by Portugal Telecom.

•    Financial ratios

Certain credit facilities totalling Euro 1,180 million require that the ratio Consolidated Net Debt/EBITDA should not exceed certain values, which vary depending on the loan agreements. Consolidated net debt to EBITDA ratio amounted to 3.3 and 2.6 in 2012 and 2011, respectively.

•    Negative Pledge

The Euro Medium Term Notes, the exchangeable bonds, the credit facilities, the loans obtained from the EIB and the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

The penalties applicable in the event of non compliance with any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2012, the Company had fully complied with the covenants mentioned above.

39.           Accounts payable

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012	2011
Current accounts payable
Accounts payable-trade	790,504,649	786,756,124
Licenses and concessions (i)	105,952,728	127,083,681
Fixed asset suppliers	146,159,870	229,415,723
Accounts payable to employees	23,232,152	26,472,318
Other	51,339,650	74,511,615
	1,117,189,049	1,244,239,461
Non-current accounts payable
Licenses and concessions (i)	123,232,568	174,562,130
Other	22,821,439	27,394,166
	146,054,007	201,956,296

(i)                These captions reflect accounts payable from TMN and Oi to the Portuguese and Brazilian telecommunications regulators, respectively, regarding the 4G license acquired by TMN in December 2011 (Note 36) and the acquisition by Oi of several radiofrequency concessions and licenses to provide mobile (“SMP”) and fixed line services, which were obtained at public auctions, including the acquisition of a 4G license in June 2012.

40.           Accrued expenses

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012	2011
Supplies and external services	317,913,096	407,123,815
Interest and other financial expenses	235,896,594	279,659,632
Vacation pay and bonuses	188,040,699	145,758,210
Discounts to clients	26,323,426	40,410,751
Other	24,642,579	49,826,726
	792,816,394	922,779,134

41.           Deferred income

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012	2011
Advance billing:
Traffic	124,202,506	112,290,139
Other advance billing	53,699,045	58,185,980
Contractual penalties imposed to customers (Note 3.p)	53,688,249	27,110,366
Customer retention programs (Note 3.p) (i)	12,077,899	11,586,233
Other	93,611,874	90,179,419
	337,279,573	299,352,137

(i)                This caption relates to deferred revenues in connection with loyalty programmes of mobile operations, which are recognized as revenue when award credits are redeemed.

42.           Provisions and adjustments

During the years ended 31 December 2012 and 2011, movements in provisions and adjustments were as follows:

Euro

		Changes in the			Foreign currency
	Balance	consolidation			translation	Other	Balance
	31 Dec 2011	perimeter	Increases	Decreases	adjustments	movements	31 Dec 2012
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	428,424,539	—	141,008,482	(43,397,400)	(17,307,387)	(140,984,224)	367,744,010
For inventories (Note 27)	41,500,732	—	5,783,122	(11,748,026)	(445,519)	(4,795,615)	30,294,694
For financial investments (Notes 33 and 34)	45,246,798	—	2,656,811	(121,854)	(1,194,186)	(28,252,029)	18,335,540
	515,172,069	—	149,448,415	(55,267,280)	(18,947,092)	(174,031,868)	416,374,244
Provisions for risks and costs
Litigation (Note 49)	754,624,128	—	58,335,995	(37,442,302)	(79,536,848)	(82,090,647)	613,890,326
Taxes (Note 49)	168,405,737	—	39,186,410	(26,443,746)	(11,707,335)	(11,136,000)	158,305,066
Other	17,978,279	366,765	1,751,598	(346,014)	(263,891)	(9,782,345)	9,704,392
	941,008,144	366,765	99,274,003	(64,232,062)	(91,508,074)	(103,008,992)	781,899,784
	1,456,180,213	366,765	248,722,418	(119,499,342)	(110,455,166)	(277,040,860)	1,198,274,028

Euro

		Changes in the			Foreign currency
	Balance	consolidation			translation	Other	Balance
	31 Dec 2010	perimeter	Increases	Decreases	adjustments	movements	31 Dec 2011
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	341,776,077	127,021,930	94,679,637	(7,810,632)	(8,343,850)	(118,898,623)	428,424,539
For inventories (Note 27)	46,744,879	2,541,206	4,053,438	(10,920,937)	(210,042)	(707,812)	41,500,732
For financial investments (Notes 33 and 34)	34,224,586	11,363,771	764,024	(584,714)	(468,949)	(51,920)	45,246,798
	422,745,542	140,926,907	99,497,099	(19,316,283)	(9,022,841)	(119,658,355)	515,172,069
Provisions for risks and costs
Litigation (Note 49)	27,263,459	779,457,712	84,165,932	(14,896,270)	(38,373,627)	(82,993,078)	754,624,128
Taxes (Note 49)	54,761,153	112,087,423	21,130,226	(13,296,010)	(5,498,424)	(778,631)	168,405,737
Other	46,605,721	(528,776)	2,226,487	(1,780,544)	(129,981)	(28,414,628)	17,978,279
	128,630,333	891,016,359	107,522,645	(29,972,824)	(44,002,032)	(112,186,337)	941,008,144
	551,375,875	1,031,943,266	207,019,744	(49,289,107)	(53,024,873)	(231,844,692)	1,456,180,213

As at 31 December 2012 and 2011, the caption “Provisions for risks and costs” was classified in the Consolidated Statement of Financial Position in accordance with the expected settlement date, as follows:

Euro

	2012	2011
Current provisions
Litigation	187,205,529	223,425,865
Taxes	77,697,595	75,837,723
Other	6,656,256	12,895,490
	271,559,380	312,159,078
Non-current provisions
Litigation	426,684,797	531,198,263
Taxes	80,607,471	92,568,014
Other	3,048,136	5,082,789
	510,340,404	628,849,066
	781,899,784	941,008,144

42.1. Changes in the consolidation perimeter

In 2011, changes in the consolidation perimeter regarding adjustments relate basically to the proportional consolidation of Oi and Contax as from 31 March 2011, and those regarding provisions include primarily the current and non-current provisions of these companies that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011, amounting to Euro 213 million (Note 2.b) and Euro 677 million (Note 2.b), totalling Euro 890 million.

42.2. Increases and reductions

Increases in provisions and adjustments in the years ended 31 December 2012 and 2011 were recognised in the Consolidated Income Statement as follows:

Euro

	2012	2011
Provisions and adjustments	200,168,432	187,166,417
Income taxes (Note 20)	30,564,149	14,193,736
Costs of products sold (Note 10)	5,751,812	3,532,983
Other (i)	12,238,025	2,126,608
	248,722,418	207,019,744

(i)           In 2012, this caption includes primarily Euro 9 million related to adjustments to certain receivables recorded under the caption “Other costs (gains), net” as mentioned in Note 15.

Decreases in provisions and adjustments in the years ended 31 December 2012 and 2011 were recognised in the Consolidated Income Statement as follows:

Euro

	2012	2011
Provisions and adjustments	93,772,375	29,901,721
Costs of products sold (Note 10)	10,526,575	9,378,626
Income taxes (Note 20)	14,946,003	6,633,977
Other	254,389	3,374,783
	119,499,342	49,289,107

In the years ended 31 December 2012 and 2011, the profit and loss caption “Provisions and adjustments” consists of:

Euro

	2012	2011
Increases in provisions and adjustments for doubtful receivables and other	200,168,432	187,166,417
Decreases in provisions and adjustments for doubtful receivables and other	(93,772,375)	(29,901,721)
Direct write-off of accounts receivable	2,346,006	2,006,963
Collections from accounts receivable which were previously written-off	(3,163,640)	(3,007,549)
	105,578,423	156,264,110

42.3. Foreign currency translation adjustments

Foreign currency translation adjustments in 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro.

42.4. Other movements

In the year ended 31 December 2012, other movements of provisions and adjustments include primarily:

•             The write-off of trade receivables that were previously fully adjusted for;

•             The transfer of the adjustments for the financial investment in Sportinveste, amounting to Euro 26 million, which as at 31 December 2012 are included under the caption “Non-current assets held for sale” (Note 32); and

•             The impact of the unfavourable resolution of certain civil claims (litigation and taxes) against Oi, as a result of which this company made payments amounting to Euro 76 million and used judicial deposits of Euro 38 million, which more than offset the financial effect on outstanding provisions (Euro 27 million).

In the year ended 31 December 2011, other movements of provisions and adjustments include primarily:

•             The write-off of trade receivables that were previously fully adjusted for;

•             The impact of the unfavourable resolution of certain civil claims against Oi, as a result of which this company made payments amounting to Euro 62 million and used judicial deposits of Euro 35 million, which more than offset the financial effect on outstanding provisions (Euro 17 million); and

•             The impact of the reclassification of the asset retirement obligation from other provisions for risks and costs to the caption “Other non-current liabilities” (Note 43).

43.           Other current and non-current liabilities

As at 31 December 2012 and 2011, these captions consist of:

Euro

	2012	2011
Other current liabilities
Dividends payable (i)	47,439,879	214,743,143
Accounts payable from QTE transactions (Notes 3.l.viii) and 31)	—	37,124,881
Other (ii)	46,783,656	107,792,714
	94,223,535	359,660,738
Other non-current liabilities
Assets retirement obligation (Note 3.g)	53,412,050	54,655,850
Accounts payable from QTE transactions (Notes 3.l.viii) and 31)	—	95,849,637
Other	207,209,145	251,084,093
	260,621,195	401,589,580

(i)        This caption includes primarily dividends payable to Oi’s non-controlling interests, amounting to Euro 43 million and Euro 22 million as at 31 December 2012 and 2011, respectively, and an amount of Euro 185 million as at 31 December 2011 payable to Portugal Telecom’s shareholders regarding the anticipated dividend approved by the Board of Directors on 15 December 2011 (Note 22), which was paid on 4 January 2012.

(ii)     As at 31 December 2011, this caption included an account payable to the non-controlling shareholders of Brasil Telecom amounting to Euro 81 million, following the approval of a distribution of redeemable shares (Note 1), which was paid in April 2012.

44.           Shareholders’ Equity

44.1. Share capital

Portugal Telecom’s fully subscribed and paid-in share capital as at 31 December 2012 amounted to Euro 26,895,375, represented by 896,512,500 shares with a nominal value of three cents of Euro each, with the following distribution:

•                  896,512,000 Ordinary Shares; and

•                  500 Class A Shares.

The Portugal Telecom’s General Meeting of Shareholders held on 26 July 2011 approved an amendment to the Company’s Bylaws that eliminated the special rights granted to the 500 Class A shares (the so-called “golden share”). Consequently, after this approval, these shares do not have any special right.

44.2. Treasury shares

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012	2011
Equity swap contracts (Note 38.4)	178,071,827	178,071,827
Shares held by Oi	159,449,089	148,311,037
	337,520,916	326,382,864

The equity swap contracts were entered into by Portugal Telecom over 20,640,000 treasury shares and were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost.

Under the strategic partnership between Portugal Telecom and Oi, under which it was envisaged the acquisition by Oi of up to 10% of the outstanding shares of Portugal Telecom, Oi acquired 89,651,205 shares of Portugal Telecom up to 31 December 2012, representing 10.0% of the share capital. Portugal Telecom’s share in this investment was classified as treasury shares in its Consolidated Statement of Financial Position and amounted to Euro 159,449,089 (Note 1) and Euro 148,311,037 as at 31 December 2012 and 2011, respectively, reflecting: (1) 64,557,566 shares of Portugal Telecom acquired during the year 2011 for a total amount of Euro 148,311,037, of which Euro 61,491,216 (Note 2.b) relates to shares acquired before the end of March 2011, prior to the completion of the acquisition of Portugal Telecom’s investment in Oi, and Euro 86,819,821 (Note 47.o) relates to shares acquired during the second quarter of 2011; (2) 25,093,639 shares of Portugal Telecom acquired during the second quarter of 2012 for a total amount of Euro 23,198,433 (Note 47.o); and (3) a reduction of Euro 12,060,381 (Note 1) in the Company’s interest in the shares acquired by Oi corresponding to the effect of the corporate restructuring of the Oi Group concluded in March 2012, as a result of which the Company’s interest in Oi was reduced.

44.3. Legal reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. As at 31 December 2012, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

44.4. Reserve for treasury shares

The reserve for treasury shares relates to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. As at 31 December 2012 and 2011, this reserve relates to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

44.5. Revaluation reserve and other reserves and accumulated earnings

During the years ended 31 December 2012 and 2011, movements in these captions were as follows:

Euro

				Oi’s corporate
	Balance	Comprehensive	Dividends	restructuring	Other	Balance
	31 Dec 2011	income	(Note 22)	(Note 1)	movements	31 Dec 2012
Income and expenses recognized directly in equity
Actuarial losses
Net actuarial losses (Note 14)	(532,035,450)	(73,048,609)	—	—	—	(605,084,059)
Tax effect (Note 20)	133,808,991	20,338,120	—	—	—	154,147,111
Non-controlling interests	2,924,555	—	—	—	—	2,924,555
Cumulative foreign currency translation adjustments (“CTAs”) (i)	(185,477,426)	(375,944,392)	—	—	—	(561,421,818)
Hedge accounting of financial instruments	(2,111,598)	16,766,328	—	—	—	14,654,731
Other	(58,307,027)	(19,248,043)	—	—	—	(77,555,070)
	(641,197,955)	(431,136,596)	—	—	—	(1,072,334,551)
Reserves recognized directly in equity
Revaluation of tangible assets (ii)	727,967,282	—	—	—	(42,426,066)	685,541,216
Tax effect	(171,423,688)	—	—	—	10,606,517	(160,817,171)
	556,543,594	—	—	—	(31,819,549)	524,724,045
Total income, expenses and reserves recognized directly in equity	(84,654,361)	(431,136,596)	—		(31,819,549)	(547,610,506)
Retained earnings and other reserves	3,044,138,811	—	—	49,235,831	(185,788,526)	2,907,586,116
Net income attributable to equity holders of the parent	339,129,232	230,273,036	(371,937,439)	—	32,808,207	230,273,036
Antecipated dividends	(184,799,868)	—	—	—	184,799,868	—
	3,113,813,814	(200,863,560)	(371,937,439)	49,235,831	—	2,590,248,646

(i)               This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q). As at 31 December 2012, this caption corresponds mainly to the impact of the depreciation of the Brazilian Real against the Euro, since 31 March 2011, on Portugal Telecom’s investments in Oi and Contax.

(ii)            Revaluation reserves can only be used in future share capital increases, to adjust the carrying amount of revalued assets that at a certain date exceed its fair value, or to absorb accumulated losses.

Euro

	Balance	Comprehensive	Dividends	Other	Balance
	31 Dec 10	income	(Note 22)	movements	31 Dec 11
Income and expenses recognized directly in equity
Actuarial losses
Net actuarial losses (Note 14)	(451,497,830)	(80,537,620)	—	—	(532,035,450)
Tax effect (Note 20)	112,874,458	20,934,533	—	—	133,808,991
Non-controlling interests	—	2,924,555	—	—	2,924,555
Cumulative foreign currency translation adjustments (“CTAs”)	95,204,032	(280,681,458)	—	—	(185,477,426)
Hedge accounting of financial instruments	(1,699,950)	(411,648)	—	—	(2,111,598)
Other	(38,294,552)	(20,012,475)	—	—	(58,307,027)
	(283,413,842)	(357,784,113)	—	—	(641,197,955)
Reserves recognized directly in equity
Revaluation of tangible assets (Note 37)	910,287,026	(126,167,561)	—	(56,152,183)	727,967,282
Tax effect (Note 20)	(217,003,624)	31,541,890	—	14,038,046	(171,423,688)
	693,283,402	(94,625,671)	—	(42,114,137)	556,543,594
Total income, expenses and reserves recognized directly in equity	409,869,560	(452,409,784)	—	(42,114,137)	(84,654,361)
Retained earnings and other reserves	(676,310,472)	—	—	3,720,449,283	3,044,138,811
Net income attributable to equity holders of the parent	5,672,194,967	339,129,232	(1,117,987,321)	(4,554,207,646)	339,129,232
Antecipated dividends	(875,872,500)	—	(184,799,868)	875,872,500	(184,799,868)
	4,529,881,555	(113,280,552)	(1,302,787,189)	—	3,113,813,814

45.           Financial instruments

45.1. Financial risks

Portugal Telecom is primarily exposed to (i) market risks related to changes in foreign currency exchange rates and interest rates, (ii) credit risks and (iii) liquidity risks. The main objective of Portugal Telecom’s financial risk management is to reduce these risks to an acceptable level. The purpose of the financial instruments entered into by Portugal Telecom is to reduce the risk of exposure to changes in interest and exchange rates.

The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The fair value of these derivatives is determined on a regular basis, based on market information, in order to assess the economic and financial implications of different scenarios. The Executive Committee monitors regularly these financial risks.

Regarding Oi’s financial instruments, which represent the major part of the Group’s total financial instruments, the Executive Committee of Oi annually agrees with the Board of Directors to follow a specific risk guideline, which is equivalent to the worst expected impact on financial income (expenses) of the net income of the Oi Group, with a 95% level of confidence. To ensure a proper risk management in accordance with the risk guideline, Oi may enter into hedging instruments, including derivative transactions such as swaps, currency forwards and options. Oi and its subsidiaries do not use derivative instruments for other purposes.

45.1.1. Foreign currency exchange rate risk

Foreign currency exchange rate risks relate mainly to Portugal Telecom’s investments in Brazil, Unitel and other foreign operations, and to debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

The risks related to the Company’s investments in foreign currencies relate primarily to its investments in Oi and Contax. As at 31 December 2012 and 2011, the net exposure (assets minus liabilities, net of non-controlling interests) to Brazil amounted to R$

8,625 million (Euro 3,190 million) and R$ 8,667 million (Euro 3,587 million), respectively. Portugal Telecom does not have in place any financial instrument to hedge the exchange risk on investments in foreign companies.

The risks related to debt denominated in currencies different from the Group companies’ functional currencies were basically related to foreign currency debt contracted by Oi and its subsidiaries, which represented about 39.1% and 29.9% of its gross debt as at 31 December 2012 and 2011, respectively. In order to minimize this risk, Oi entered into foreign exchange hedging contracts with financial institutions. Out of Oi’s debt denominated in foreign currency as at 31 December 2012 and 2011, respectively 97.4% and 96.2% is hedged through exchange rate swaps, currency forwards or foreign currency-denominated cash applications, while the remaining 2.6% and 3.8%, amounting to R$ 826 million and R$ 319 million (Euro 78 million and Euro 34 million, corresponding to Portugal Telecom’s 25.6% stake proportionally consolidated), is exposed to the risk of the change in the USD/BRL exchange rates.

The effects of hypothetical changes of relevant risk variables on income statement and shareholders’ equity of Portugal Telecom are as follows:

•                  The impact of the appreciation (devaluation) of the Real against the Euro by 0.1, from 2.70 to 2.60 (2.80), would be an increase (decrease) in Portugal Telecom’s net assets as at 31 December 2012 by approximately Euro 123 million (Euro 114 million), which corresponds to currency translation adjustments on Brazilian investments;

•                  The impact of the appreciation (devaluation) of the US Dollar against the Euro by 0.1, from 1.32 to 1.22 (1.42), would be an increase (decrease) in Portugal Telecom’s net assets as at 31 December 2012 by approximately Euro 49 million (Euro 42 million), which corresponds to currency translation adjustments on investments in foreign companies denominated in US Dollars, including primarily Unitel;

•                  All other variables being equal, the impact of the appreciation (devaluation) of the US Dollar against the Real by 0.1 during 2012, would have been an increase (reduction) in the contribution of Oi to Portugal Telecom’s financial expenses by approximately Euro 1.7 million, as a result of the portion of Oi’s debt denominated in foreign currencies that is not protected through derivative financial instruments or cash applications denominated in foreign currencies;

•                  Most of non-derivative financial assets and liabilities are denominated in the functional currency of each company, either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders’ equity of the companies where those assets and liabilities are recorded.

45.1.2. Interest rate risk

Interest rate risk basically impact the Group’s financial expenses and income on the floating interest rate debt and cash applications. As at 31 December 2012 and 2011, Portugal Telecom is exposed to this risk primarily in the Euro zone and in Brazil. The Group’s consolidated debt is subject to floating interest rates based on the following rates: (1) Euribor, applicable for certain loans obtained in the Euro zone; (2) TJLP, a long-term interest rate set by the National Monetary Council in Brazil; (3) IPCA, a Consumer Price Index published by the Brazilian Institute for Geography and Statistics; (4) CDI, an interbank rate for Brazilian real-denominated debt; and (5) Libor, an interbank rate for US dollar-denominated debt. With the purpose of reducing the impact of these risks, the Group entered into interest rate swaps, swapping floating rate into fixed rate debt.

Considering the effects of derivative transactions, 37.1% and 38.9% of consolidated gross debt as at 31 December 2012 and 2011, respectively, amounting to Euro 4,115 million and Euro 4,779 million, respectively, was subject to floating interest rates. In addition, total consolidated cash and cash equivalents plus short-term investments, amounting to Euro 3,387 million and Euro 5,668 million as at 31 December 2012 and 2011, respectively, also bear interest at floating rates. Accordingly, the Group’s net exposure to floating interest rates amounted to a net debt position of Euro 728 million as at 31 December 2012 and a net cash position of Euro 889 million as at 31 December 2011. If all market interest rates had changed by 1% during the year ended 31 December 2012, net interest expenses would have changed by an amount of approximately Euro 6 million.

Interest rate risks also result from the exposure to changes in the fair value of Portugal Telecom’s long term fixed-rate debt due to changes in market interest rates.

45.1.3. Credit risk

Credit risk relates mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

Credit risks in operations relate basically to outstanding receivables from services rendered to our customers (Notes 25 and 26). The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. These risks are monitored on a business-to-business basis, and Portugal Telecom’s management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute adjustments for doubtful accounts receivable is based on these factors. The movement of these adjustments for the years ended 31 December 2012 and 2011 is disclosed in Note 42. As at 31 December 2012, the Group’s consolidated trade receivables not adjusted for totalled Euro 1,156 million (Note 25), including Euro 916 million due with maturities up to ninety days, Euro 50 million due with maturities between ninety and one hundred and eighty days, Euro 47 million due with maturities between one hundred and eighty days and one year and Euro 143 million due with maturities above one year, with this latter amount including Euro 117 million for which the Group has either deferred the related revenues or has accounts payable to the same entities and regarding the same matter, which offset the related credit risk. As at 31 December 2012, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 42.

Risks related to treasury activities result mainly from the cash deposits on investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with reputable financial institutions and diversifying counterparties.

45.1.4. Liquidity risk

This risk may occur if the sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match the Group’s financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by operations and on the available cash plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, Portugal Telecom concluded that the Group is able to meet its estimated obligations, based on the available information up to date regarding several factors exogenous to its businesses.

In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2012, the amount of available cash, excluding cash from Brazilian operations, plus the undrawn amount of Portugal Telecom’s underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom’s committed standby facilities amounted to Euro 3,016 million, as compared to Euro 5,095 million as at 31 December 2011. The average maturity of Portugal Telecom’s net debt as at 31 December 2012 and 2011 was 5.6 and 5.9 years, respectively.

The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and maximize the return to shareholders. The capital structure of the Group includes debt (Note 38), cash and cash equivalents (Note 47.q), short-term investments (Note 24) and equity attributable to equity holders of the parent (Note 44), comprising issued capital, treasury shares, reserves and accumulated earnings. The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

As at 31 December 2012, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity was 73.0%, as compared to 63.9% as at 31 December 2011. The equity plus long-term debt to total assets ratio was 60.9% and 54.9% as at 31 December 2012 and 2011, respectively.

The following table presents Portugal Telecom’s maturity of expected contractual obligations and commercial commitments as at 31 December 2012, on a consolidated basis:

Euro million

		Less than	One to	Three to	More than
	Total	one year	three years	five years	five years
Indebtedness	11,174.0	1,725.3	1,696.9	3,894.9	3,856.8
Interest on indebtedness (i)	3,067.8	596.5	902.3	710.9	858.0
Post retirement benefits payments (ii)	1,009.1	146.0	286.4	200.9	375.8
Licenses and concessions (iii)	398.9	124.8	99.8	66.1	108.2
Unconditional financial commitments (iv)	392.8	392.8	—	—	—
Operating leases (Note 12)	167.5	43.9	46.6	32.9	44.0
Total contractual obligations	16,210.0	3,029.4	3,031.9	4,905.8	5,242.9

(i)

Portugal Telecom’s expected obligations related to interest on indebtedness are based on the Company’s indebtedness at 31 December 2012 assuming that repayments will be made on scheduled dates and considering assumptions regarding interest rates on Portugal Telecom’s floating rate debt. Therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. These obligations relate exclusively to interest expenses on gross debt and as such do not include any interest income on cash and cash equivalents and short-term investments.

(ii)

This caption includes primarily amounts corresponding to the undiscounted payments to be made by PT Comunicações related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. For the unfunded portion and for calculation purposes, Portugal Telecom has assumed a linear contribution over the coming years. The total amount regarding Portuguese operations differs from the net accrued post retirement liability recognized in the Consolidated Statement of Financial Position primarily because the latter amount relates to the discounted unfunded obligations. In addition, this caption also includes expected contributions to cover the actuarial deficit of BrTPREV Oi’s pension plan.

(iii)

This caption includes (1) estimated bi-annual fees due to ANATEL under Oi’s concession agreements equal to 2.0% of the net operating revenues of fixed line companies of the Oi Group, which are derived from the provision of local fixed-line services (excluding taxes and social contributions), and (2) payments due to ANATEL and ANACOM as at 31 December 2012 for radio frequency licenses (Note 39).

(iv)

Unconditional purchase obligations relate basically to contractual agreements with suppliers for the acquisition of tangible fixed assets (Euro 262 million) and stocks (Euro 58 million), including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments.

45.2. Derivative financial instruments

Hedging derivative financial instruments

Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2012 and 2011, the following financial instruments were classified as cash flow and fair value hedges (Oi’s financial instruments disclosed below are expressed based on Portugal Telecom’s proportional consolidation stake):

31 Dec 2012	Euro million

		Maturity	Notional	Fair
Company	Transaction	(years)	amount	value	Economic goal
Cash flow hedge
Portugal Telecom	EUR interest rate swaps (i)	1.0 - 2.0	71.4	(2.3)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD interest rate swaps (ii)	2.5	15.8	(0.6)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps (iii)	2.5 - 8.2	470.9	51.6	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	CDI interest rate swaps (iv)	7.8	35.0	3.9	Eliminate the risk of interest rate fluctuations in debt instruments

(i)	Portugal Telecom entered into interest rate swaps to hedge payments of its floating rate debt.
(ii)

Oi and its subsidiaries entered into interest rate swaps to protect debt payments pegged to US dollar floating rates against exchange fluctuation, under which have a long position in US Dollar Libor and a short position at a fixed interest rate.

(iii)

Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which have a long position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a short position pegged to CDI fluctuation.

(iv)	Telemar entered into interest rate swaps in order to convert fixed interest rate payable under exchange rate derivatives for interest rate payable as a percentage of the CDI.

31 Dec 2011	Euro million

		Maturity	Notional	Fair
Company	Transaction	(years)	amount	value	Economic goal
Cash flow hedge
Portugal Telecom	EUR interest rate swaps (i)	0.2 - 2.0	163.6	(6.3)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD interest rate swaps (ii)	0.1 - 3.5	25.7	(1.1)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	CDI interest rate swaps (iii)	8.8	18.4	(0.1)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps (iv)	2.8 - 8.8	370.1	(2.1)	Eliminate the risk of exchange rate fluctuations in debt instruments
Fair value hedge
MTC	USD/NAD forwards	0.1 - 0.4	1.9	0.3	Eliminate the risk of exchange rate flutuations in expenses in dollars

(i)	Portugal Telecom entered into interest rate swaps to hedge payments of its floating rate debt.
(ii)

Oi and its subsidiaries entered into interest rate swaps to protect debt payments pegged to US dollar floating rates against exchange fluctuation, under which have a long position in US Dollar Libor and a short position at a fixed interest rate.

(iii)	Telemar entered into interest rate swaps in order to convert fixed interest rate payable under exchange rate derivatives for interest rate payable as a percentage of the CDI.
(iv)

Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which hold an asset position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a liability position pegged to CDI fluctuation.

Derivative financial instruments classified as held for trading

As at 31 December 2012 and 2011, Portugal Telecom contracted the following financial instruments which, according to IAS 39, are classified as held for trading derivatives (Oi’s financial instruments disclosed below are expressed based on Portugal Telecom’s proportional consolidation stake):

31 Dec 2012	Euro million

		Maturity	Notional	Fair
Company	Transaction	(years)	amount	value	Economic goal
Portugal Telecom	EUR interest rate swaps	0.4	4.5	(0.1)	Previous fair value hedges
Oi	USD interest rate swaps (i)	3.1 - 9.1	659.1	(2.7)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	CDI interest rate swaps (ii)	0.2 - 7.8	61.1	5.5	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps (iii)	1.2 - 3.1	29.1	(0.4)	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	BRL/USD cross currency swaps (iv)	3.1	18.7	(1.8)	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	USD/BRL non delivery forward (v)	0.1 - 0.2	481.1	(10.1)	Eliminate the risk of the depreciation (appreciation) of the BRL against the USD on debt instruments (cash applications)
Oi	EUR/BRL non delivery forward (v)	0.1 - 0.2	191.5	(0.4)	Eliminate the risk of the depreciation of the BRL against the EUR on debt

(i)

Oi and its subsidiaries entered into interest rate swaps to hedge debt payments pegged to US dollar floating rates against exchange fluctuation, under which have a long position in US Dollar Libor and a short position in a fixed interest rate.

(ii)

Telemar entered into interest rate swaps to protect payments of Brazilian real-denominated debentures pegged to CDI plus spread, under which has a long position in CDI plus spread and a short position in a percentage of CDI.

(iii)

Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which hold an asset position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a liability position pegged to CDI fluctuation.

(iv)	Telemar entered into cross currency swaps to reverse other swap contracts, under which has a liability position in US Dollar plus fixed interest rate and an asset position in a percentage of CDI.
(v)

Telemar entered into future dollar and euro purchase transactions using non-deliverable forwards to protect against a depreciation of the Brazilian Real against those currencies, in light of its debt exposed to the US Dollar and the Euro, not considering such contracts. In addition, Oi, S.A. (former Brasil Telecom) entered into future dollar sale transactions using non-deliverable forwards to protect against an appreciation of the Brazilian Real against the US Dollar, in light of its cash applications exposed to the US Dollar, not considering such contracts.

31 Dec 2011	Euro million

		Maturity	Notional	Fair
Company	Transaction	(years)	amount	value	Economic goal
Portugal Telecom	EUR interest rate swaps	0.7	14.5	(0.5)	Previous fair value hedges
Oi	USD interest rate swaps (i)	0.8 - 4.4	162.2	(1.3)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	CDI interest rate swaps (ii)	1.2 - 8.8	68.4	1.3	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps (iii)	8.8	39.8	1.8	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps (iii)	0.1 - 4.1	39.7	(6.9)	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	BRL/USD cross currency swaps (iv)	4.1	25.8	0.8	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	USD/BRL non delivery forward (v)	0.1 - 0.3	114.9	10.1	Eliminate the risk of the depreciation (appreciation) of the BRL against the USD on debt instruments (cash applications)
Oi	EUR/BRL non delivery forward (v)	0.1 - 0.6	219.1	2.8	Eliminate the risk of the depreciation of the BRL against the EUR on debt instruments

(i)

Oi and its subsidiaries entered into interest rate swaps to hedge debt payments pegged to US dollar floating rates against exchange fluctuation, under which have a long position in US Dollar Libor and a short position in a fixed interest rate.

(ii)

Telemar entered into interest rate swaps to protect payments of Brazilian real-denominated debentures pegged to CDI plus spread, under which has an asset position in CDI plus spread and a liability position in a percentage of CDI.

(iii)

Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which hold an asset position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a liability position pegged to CDI fluctuation.

(iv)	Telemar entered into cross currency swaps to reverse other swap contracts, under which has a liability position in US Dollar plus fixed interest rate and an asset position in a percentage of CDI.
(v)

Telemar entered into future dollar and euro purchase transactions using non-deliverable forwards to protect against a depreciation of the Brazilian Real against those currencies, in light of its debt exposed to the US Dollar and the Euro, not considering such contracts. In addition, Brasil Telecom entered into future dollar sale transactions using non-deliverable forwards to protect against an appreciation of the Brazilian Real against the US Dollar, in light of its cash applications exposed to the US Dollar, not considering such contracts.

Effects of derivative financial instruments in the consolidated financial statements

Derivative financial instruments entered into by the Company as at 31 December 2012 and 2011 were recorded in the following captions of the Consolidated Statement of Financial Position (amounts in millions of euros):

Euro million

	2012				2011
	Other	Debt	Other		Other	Debt	Other
	assets	(Note 38)	liabilities	Total	assets	(Note 38)	liabilities	Total
Fair value hedges
Exchange rate	—	—	—	—	0.3	—	—	0.3
Cash flow hedges
Exchange rate and interest rate	—	51.6	—	51.6	—	(2.1)	—	(2.1)
Interest rate	3.9	—	(3.0)	0.9	—	—	(7.5)	(7.5)
Derivatives held for trading
Exchange rate and interest rate	—	(12.6)	—	(12.6)	—	8.5	—	8.5
Interest rate	5.5	—	(2.8)	2.7	—	—	(0.5)	(0.5)
Total	9.4	39.0	(5.8)	42.6	0.3	6.4	(8.0)	(1.3)

In the years ended 31 December 2012 and 2011, fair value adjustments related to derivative financial instruments were recorded in the following captions of the Consolidated Income Statement (amounts in millions of euros):

Euro million

	2012				2011
		Net foreign				Net foreign
		currency	Net losses			currency	Net losses
	Net	exchange	(gains) on		Net	exchange	(gains) on
	interest	losses	financial assets		interest	losses	financial assets
	expenses	(gains)	(Note 18)	Total	expense	(gains)	(Note 18)	Total
Exchange rate	—	0.3	—	0.3	—	(1.0)	—	(1.0)
Exchange rate and interest rate	45.6	(70.6)	—	(25.0)	35.8	(86.5)	—	(50.7)
Interest rate	1.5	—	3.8	5.4	1.5	—	(0.6)	1.0
	47.2	(70.3)	3.8	(19.3)	37.4	(87.5)	(0.6)	(50.7)

In addition, during the years ended 31 December 2012 and 2011, Group companies recorded the following items directly in the Consolidated Statement of Comprehensive Income:

•                  Unrealized gains of Euro 20.6 million and Euro 24.5 million, respectively, corresponding to the changes in fair value of cross currency and interest rate swaps classified as cash flow hedges; and

•                  Gains of Euro 5.2 million and losses of Euro 25.9 million, respectively, corresponding to unrealized gains and losses transferred from other comprehensive income to net income upon its realization.

45.3. Other disclosures on financial instruments

As at 31 December 2012 and 2011, the carrying amounts of each of the following categories of financial assets and liabilities, as defined in IAS 39, were recognized as follows (amounts in millions of euros):

Euro million

Caption	2012	2011
Financial assets carried at amortised cost
Cash and cash equivalents (Note 47.q)	2,507.1	4,930.0
Short-term investments (Note 24)	880.2	738.1
Accounts receivable - trade	1,518.9	1,581.6
Accounts receivable - other (i)	481.9	343.4
Other current and non-current assets - QTE transactions (Note 31)	—	133.0
Investments in group companies - loans granted (Note 33)	5.6	15.6
	5,393.7	7,741.7
Financial liabilities carried at amortised cost
Debt - exchangeable bonds (Note 38)	732.9	723.4
Debt - bonds (Note 38)	6,880.0	6,943.4
Debt - bank loans (Note 38)	2,997.5	3,148.9
Debt - equity swaps on treasury shares (Note 38)	73.2	93.8
Debt - other loans (Note 38)	405.6	1,315.3
Accounts payable	1,263.2	1,446.2
Accrued expenses	792.8	922.8
Other current liabilities	94.2	322.5
Other current non-liabilities	210.8	243.4
	13,450.3	15,159.6
Financial liabilities recorded according to IAS 17
Debt - finance leases (Note 38)	48.3	62.6
Other current and non-current liabilities - QTE transactions (Note 43)	—	133.0
	48.3	195.6
Derivatives designated and effective as hedging instruments carried at fair value (Note 45.2)
Other non-current assets (liabilities) - interest rate derivatives - cash flow hedges	0.9	(7.5)
Other non-current assets - exchange and interest rate derivatives - fair value hedges	—	0.3
Debt - exchange and interest rate derivatives - cash flow hedges	51.6	(2.1)
	52.5	(9.4)
Derivatives held for trading (Note 45.2)
Debt - Exchange rate and interest rate derivatives	(12.6)	8.5
Other non-current assets (liabilities) - Interest rate derivatives	2.7	(0.5)
	(9.9)	8.1

(i)        Accounts receivable include certain items which do not meet the requirements to be classified as either financial assets or financial liabilities, respectively, and therefore were excluded from these captions.

IFRS 7 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction on measurement date. In addition, this standard refers that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (observable data) and a less weight to inputs based on data without transparency (unobservable data). Except for debt, the fair value of which is disclosed in Note 38, and for derivatives, which are recorded at fair value, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts. The fair value of financial instruments was determined as follows:

•                  Except for the non-convertible bonds obtained by the Oi Group and its controlling shareholders totalling Euro 2,164 million (Note 38), which fair value was determined based on a discounted cash flow methodology, equivalent to the level 2 in the fair value hierarchy defined by IFRS 7 (observable inputs other than quoted prices), the fair value of the remaining convertible and non-convertible bonds was obtained based on quoted prices in active markets, which is equivalent to the level 1 in the fair value hierarchy (unadjusted quoted prices in active markets);

•                  For the bank loans, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy;

•                  For the liability related to equity swaps on treasury shares, the fair value of these instruments, representing a positive amount of Euro 4.1 million as at 31 December 2012, was determined externally based on the difference between the exercise price of these equity swaps and Portugal Telecom’s stock price as of that date, equivalent to the level 2 in the fair value hierarchy;

•                  For derivative financial instruments contracted, the fair value was determined externally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy;

•                  For other loans not mentioned above, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy.

Portugal Telecom considers that the main assumption used in the discounted cash flow methodology prepared internally relates to the discount rate, which for financial instruments contracted by Portugal Telecom or any of its 100%-owned subsidiaries with maturities between 1 month and 11 years vary between 1.6% and 5.6%. In addition, Portugal Telecom also used forward interest and exchange rates obtained directly through market information, taking into consideration the maturity and currency of each financial instrument.

46.           Guarantees

As at 31 December 2012 and 2011, the Company has presented guarantees and comfort letters to third parties, as follows:

Euro

	2012	2011
Bank guarantees and guarantee insurance presented by Oi to courts and tax and regulatory authorities (i)	1,190,429,712	871,729,739
Bank and other guarantees presented by Portuguese companies to courts and tax authorities (ii)	323,524,881	273,675,513
Bank guarantees presented by Portugal Telecom to EIB (iii)	515,000,000	438,571,429
Bank and other guarantees presented to other entities by:
TMN (iv)	32,397,785	17,206,927
PT Comunicações (v)	20,432,878	21,791,615
Other companies	11,554,299	4,787,157
Total	2,093,339,555	1,627,762,380

(i)                 Bank and other guarantees presented by Oi intend primarily to guarantee commitments arising from lawsuits, contractual obligations and biddings with ANATEL.

(ii)              Bank and other guarantees presented by Portuguese Group companies to courts and tax authorities include primarily Euro 316 million related to the tax assessments received by Portugal Telecom regarding the years 2005 to 2009, where the main issue raised by the tax authorities relates to the deductibility of certain financial costs incurred in those years and of a capital loss occurred in 2006 following the liquidation of a subsidiary, as explained in Note 49. In accordance with Portuguese tax legislation, the Company has presented these guarantees and submitted a claim or an appeal to the tax authorities in order to be able to hold open discussions with the tax authorities and avoid the payment of a given tax assessment. In Portugal, these two conditions are required and must be complied with before the process can continue, regardless of the amount of the tax assessment or the likelihood of success of the appeal or the claim.

(iii)    These bank guarantees were presented by Portugal Telecom to European Investment Bank in connection with loans obtained from this bank (Note 38.3).

(iv)          Bank guarantees given on behalf of TMN include primarily a bank guarantee presented to Anacom amounting to Euro 30 million related to the total instalments due under the acquisition of the LTE license completed in December 2011.

(v)             Bank guarantees given on behalf of PT Comunicações were presented essentially to the following entities: (1) Municipal Authorities, which relate mainly to the payment of taxes and other fees in connection with Portugal Telecom’s use of public rights-of-way; and (2) Anacom, which relate mainly to an open contest for granting the right of use national frequencies for the television service.

In addition, certain loans obtained by the Oi Group from BNDES are collateralized by either its receivables or by guarantees presented by Oi, S.A. to its subsidiaries.

47.           Consolidated Statement of Cash Flows

(a)             Cash flows from operating activities

Following the acquisition of the investments in Oi and Contax completed on 28 March 2011, the cash flows from these companies were proportionally consolidated in Portugal Telecom’s Statement of Cash Flows as from 1 April 2011, while in 2012 these cash flows are proportionally consolidated as from 1 January, which explains the increases in cash receipts from customers, payments to suppliers and employees and payments of indirect taxes.

(b)             Payments relating to income taxes

Payments relating to income taxes amounted to Euro 156 million and Euro 165 million in the years ended 31 December 2012 and 2011, respectively, a reduction of Euro 9 million reflecting primarily (1) withholding taxes paid by Bratel Brasil and PT Móveis in the first quarter of 2011, resulting from the interest income obtained from the financial applications of the proceeds from the disposal of Vivo, and (2) lower payments at Portuguese operations mainly due to a cash receipt in the first quarter of 2012 regarding a tax benefit, which more than offset (3) a higher contribution from Oi and Contax, primarily explained by the impact of the proportional consolidation in the first quarter of 2012 (Euro 24 million).

(c)              Payments relating to indirect taxes and other

This caption includes primarily payments related to the expenses recorded in the caption “Indirect taxes” (Note 13) of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal and ICMS in Brazil. The increase of Euro 336 million reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 434 million), partially offset by the impact of depreciation of the Brazilian Real against the Euro.

(d)             Short-term financial applications

These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 140,048,426 in 2012, as compared to Euro 204,168,957 in 2011.

(e)              Cash receipts resulting from the disposal of financial investments

In 2011, this caption includes basically the proceeds obtained from the disposal of the investment in UOL, amounting to Euro 155.5 million (Note 33).

(f)               Cash receipts resulting from the disposal of tangible and intangible assets

In 2012, this caption includes primarily the proceeds obtained by the Oi Group from the disposal of real estate properties and towers from its mobile telecommunications infra-structure for total amounts of approximately Euro 30 million (Note 32) and Euro 50 million (Note 37.5), respectively.

(g)             Cash receipts (payments) resulting from interest and related income (expenses)

Cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 535,056,755 and Euro 308,144,601 in the years ended 31 December 2012 and 2011, respectively. This increase relates primarily to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 and the interest income received during the first quarter of 2011 on financial applications related to the proceeds from the disposal of Vivo.

(h)             Dividends received

During the years ended 31 December 2012 and 2011, cash receipts resulting from dividends were as follows:

Euro

	2012	2011
Unitel	49,859,012	125,865,835
CTM	24,503,286	19,924,726
Other	1,917,519	1,418,552
	76,279,817	147,209,113

(i)                Cash receipts resulting from other investing activities

In 2011, this caption includes essentially the reimbursement in the third quarter of 2011 of loans that had been granted to Dedic prior to its integration in Contax, amounting to Euro 39 million.

(j)                Payments resulting from financial investments

This caption relates primarily to the acquisition of the investments in Oi and Contax completed on 28 March 2011 and the acquisition through Contax of 100% of Allus Global BPO Center (Business Process Outsourcing) completed in April 2011. In the years ended 31 December 2012 and 2011, this caption consists of the following:

Euro

	2012	2011
Acquisition of the investments in Oi and Contax (Note 2.b)
Purchase price	—	3,727,568,622
Cash and cash equivalents as at acquisition date	—	(1,503,868,462)
Acquisition of the investments in Allus (Note 2.b)
Purchase price	—	43,744,918
Cash and cash equivalents as at acquisition date	—	(1,891,216)
Other (i)	5,176,694	114,183
	5,176,694	2,265,668,045

(i)        In 2012, this caption includes Euro 4 million (Note 21) related to the acquisition of certain non-controlling interests of the Oi Group, as mentioned in Exhibit II.

In connection with the acquisition of the strategic investments in Oi and Contax, Portugal Telecom made payments regarding financial taxes incurred on the transfer of funds to Brazil and legal and advisory fees related to the completion of the transaction, which were included under the caption “Payments resulting from other investing activities”.

(k)             Payments resulting from the acquisition of tangible and intangible assets

The increase of Euro 293 million in this caption reflects primarily (1) the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 146 million), (2) the first installment paid to Anacom in January 2012 under the 4G/LTE license acquired by TMN in December 2011 (Euro 83 million), and (3) higher payments at Portuguese operations related to the acquisition of tangible assets.

(l)                Cash receipts resulting from investing activities related to discontinued operations

This caption corresponds to the third and last installment received from Telefónica, amounting to Euro 2,000 million, related to the disposal of the 50% stake in Brasilcel completed in September 2010.

(m)         Loans obtained and repaid

These captions relate basically to commercial paper and other bank loans which are regularly renewed.

During the year ended 31 December 2012, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 913,230,404 and, as explained in Note 38, reflect primarily (1) the repayment of the Euro 1,300 million Eurobond issued by PT Finance in March 2005; (2) the payment of the last installment due to the Portuguese State in connection with the transfer of unfunded pension liabilities, amounting to Euro 454 million; (3) the reduction of Euro 378 million in the amounts due under commercial paper programmes; (4) the repayment of debentures amounting to R$ 1,500 million issued by TNL in May 2011 (Euro 153 million proportionally consolidated); (5) the Euro 21 million payment regarding the equity swap contracts over treasury shares; and (6) the repayments of several other financings entered into in previous years by the Oi Group, in accordance with the established repayment schedule. These effects were partially offset by the Euro 400 million and Euro 750 million bonds issued by Portugal Telecom and PT Finance in July and October 2012, respectively, and by the senior notes (US$ 1,500 million) and debentures (R$ 2,000 million) issued by Oi, S.A., corresponding to Euro 484 million proportionally consolidated in Portugal Telecom’s Statement of Cash Flows.

During the year ended 31 December 2011, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 1,455,229,558 and, include primarily: (1) the Euro 600 million Eurobond issued in January 2011; (2) the increase of Euro 466 million in the outstanding amount due under commercial paper programmes; (3) the Euro 750 million amount drawn under the new credit facility secured in March 2011; and (4) bonds issued by Brasil Telecom and TNL during the nine months period between 1 April and 31 December 2011, totaling R$ R$6,450 million, equivalent to Euro 710 million, proportionally consolidated. These effects were partially offset by: (1) the repayment by TNL during the nine months period between 1 April and 31 December 2011 of certain financings that were outstanding as at 31 March 2011, which totaled R$3,500 million, equivalent to Euro 385 million, proportionally consolidated; (2) the repayment of Euro 450 million (Note 38.8) related to the amount due to the Portuguese State in connection with the transfer of unfunded pension liabilities; and (3) the Euro 84 million payment regarding the equity swap contracts over treasury shares (Note 38.4).

(n)             Dividends paid

The detail of dividends paid during the years ended 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Portugal Telecom (Note 22)	556,737,307	1,117,987,321
Oi and Contax (i)	51,327,183	41,996,344
Cabo Verde Telecom	12,532,352	14,132,586
MTC	10,759,068	20,917,104
Timor Telecom	8,551,293	7,655,850
Other	2,964,332	3,366,258
	642,871,535	1,206,055,463

(i)        Dividends paid by Oi and Contax included under this caption correspond to the difference between the proportional consolidation of dividends paid by these entities and the consolidation of amounts received by its controlling shareholders, including Telemar Participações, AG Telecom Participações, LF-Tel, Bratel Brasil and PT Brasil.

(o)             Payments resulting from the acquisition of treasury shares

This caption corresponds to the total amounts paid by Oi during the year ended 31 December 2012 and the nine months period between 1 April and 31 December 2011 for the acquisition of Portugal Telecom’s shares, in connection with the strategic partnership entered into between Portugal Telecom and Oi (Note 1). In 2012, Oi acquired a total of 25.1 million shares of Portugal Telecom for a total amount of Euro 100 million, of which Euro 23,198,433 (Note 44.2) were proportionally consolidated in Portugal Telecom’s Statement of Cash Flows as an acquisition of treasury shares. In the nine months period between 1 April and 31 December 2011, Oi acquired a total of 35.9 million shares of Portugal Telecom for a total amount of Euro 346 million, of which Euro 86,819,821 (Note 44.2) were proportionally consolidated in Portugal Telecom’s Statement of Cash Flows as an acquisition of treasury shares.

(p)             Payments resulting from other financing activities

This caption includes primarily (1) the settlement of cross currency derivatives by Oi (Euro 9 million and Euro 46 million in 2012 and 2011, respectively), (2) payments to non-controlling interests of Africatel related to share capital reductions undertaken by this company (Euro 13 million and Euro 6 million in 2012 and 2011, respectively) and (3) a total amount of Euro 296 million paid by Oi in April 2012 in connection with the completion of the Corporate Reorganization of the Oi Group, including the consideration of R$2,000 million (Note 1) paid in relation to the exercise of withdrawal rights and the amount of R$762 million (Note 1) paid to the former non-controlling shareholders of Brasil Telecom in relation to the distribution of redeemable shares.

(q)             Cash and cash equivalents

As at 31 December 2012 and 2011, the composition of this caption is as follows:

Euro

	2012	2011
Cash	33,415,830	55,375,299
Sight deposits	154,324,536	167,295,800
Time deposits	1,752,528,636	3,592,915,730
Other bank deposits
Exclusive investment funds held by the Oi Group	347,116,022	912,846,831
Bank certificates of deposit	185,372,340	172,609,459
Other	34,341,792	28,969,277
	2,507,099,156	4,930,012,396

48.           Related parties

a) Associated companies and jointly controlled entities

Balances as at 31 December 2012 and 2011 and transactions occurred during the years then ended between Portugal Telecom and associated companies and jointly controlled entities are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	31 Dec 2012	31 Dec 2011	31 Dec 2012	31 Dec 2011	31 Dec 2012	31 Dec 2011
Oi	5,657,114	2,091,400	—	—	—	—
Other international companies:
Unitel (i)	245,675,718	134,700,312	5,809,113	7,782,994	—	—
Multitel	7,517,277	6,572,238	323,322	56,493	936,627	899,967
CTM	154,198	267,296	15,743	126,389	—	—
Other	—	927,814	—	26,760	—	—
Domestic companies:
Páginas Amarelas	4,383,690	4,117,229	6,517,948	11,012,396	—	—
PT-ACS	2,417,335	4,606,221	2,386,234	2,217,668	—	—
Fundação PT	569,949	263,520	11	21	—	—
Sportinveste Multimédia	103,641	63,327	643,387	535,574	32,282,861	32,618,668
Siresp	38,179	8,412	—	—	1,513,090	4,423,980
Other	230,808	149,741	502,404	521,316	2,478,408	3,333,674
	266,747,909	153,767,510	16,198,162	22,279,611	37,210,986	41,276,289

(i)        Accounts receivable from Unitel as at 31 December 2012 and 2011 relates primarily to dividends receivable amounting to Euro 215 million and Euro 122 million, respectively (Note 26).

Euro

	Costs		Revenues		Interest charged
Company	2012	2011	2012	2011	2012	2011
Oi (i)	2,522,765	2,032,352	120,709,992	79,581,553	—	503,185
Other international companies:
Unitel	6,204,614	9,490,919	12,126,525	13,471,935	—	—
Multitel	289,008	183,277	2,308,074	1,518,082	—	—
CTM	64,517	90,610	292,401	271,993	—	—
Other	—	300,613	1,943	130,008	—	—
Domestic companies:
Páginas Amarelas (ii)	26,880,377	36,496,709	2,210,809	2,256,988	1,560	—
PT-ACS	7,110,178	4,289,932	1,767,278	3,752,210	—	—
Sportinveste Multimédia	897,931	1,081,514	167,605	279,426	52,216	87,242
Siresp	—	—	14,274,932	15,102,300	107,634	132,210
Other	735,207	5,994,031	4,188,132	3,855,932	62,680	—
	44,704,597	59,959,957	158,047,691	120,220,427	224,090	722,637

(i)   This caption relates primarily to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which are not eliminated in the consolidation process. The increases occurred in 2012 as compared to the year 2011 reflect primarily the impact of the porportional consolidation in the first quarter of 2012, since in 2011 these companies were proportionally consolidated only as from 1 April 2011.

(ii)     The reduction in costs with Páginas Amarelas relates primarily to the decline in the directories business, as mentioned in Note 7.

The terms and contractual conditions in agreements entered into between Portugal Telecom and associated companies are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include mainly:

•             Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories;

•             Loans granted to Sportinveste Multimédia under the shareholders agreement of this company, in order to finance its activity;

•             Roaming agreements entered into with Unitel; and

•             Call centre services provided by Contax to Oi.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits, short-term investments and financings entered into by the Company with those financial institutions, as well as telecommunications services rendered by the Company to those entities. In addition, Visabeira (a service provider of Portugal Telecom’s wireline business) and Controlinveste (a media content provider) are also major shareholders of Portugal Telecom. Transactions occurred during the year 2012 and balances as at 31 December 2012 between Portugal Telecom and its major shareholders, excluding the outstanding balances related to bank deposits, short-term investments and financings, are as follows (including VAT):

Euro

	Revenues	Costs	Accounts	Accounts
Company	and gains (i)	and losses (i)	receivable	payable
BES	100,864,559	28,467,536	2,598,492	36,105
Caixa Geral de Depósitos	33,527,672	13,240,097	3,971,406	637,112
Visabeira	11,734,060	103,160,858	20,994,829	13,076,065
Controlinveste	2,670,350	52,691,602	512,548	10,355,585
Ongoing	857,306	3,895,190	3,164,133	1,078,681
Barclays	951,915	10,585,777	30,023	—
BlackRock	1,113	814,730	—	—
UBS	39	84,237	250	—
	150,607,014	212,940,027	31,271,681	25,183,548

(i)        Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions; under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to the Group.

Pension and healthcare funds, which were incorporated to cover the Company’s post retirement benefit plans (Note 14.1), are managed in accordance with an investment guideline approved by the Board of Directors of Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 December 2012, the total exposure of these investments to or managed by BES, Rocha dos Santos Holding and Portugal Telecom was Euro 77 million, Euro 104 million and Euro 66 million, respectively, as compared to Euro 43 million, Euro 79 million and Euro 56 million as at 31 December 2011, respectively.

In 2012, Global Investment Opportunities SICAV (regulated by the Luxembourg CSSF), held by Portugal Telecom’s healthcare fund and managed by Global Investment Opportunities Partners, disposed to and acquired from affiliated companies of Ongoing Strategy Investment interests in several companies for the total amounts of Euro 26 million and Euro 77 million, respectively.

In 2012, Portugal Telecom’s healthcare fund subscribed its share in the public capital increase undertaken by Banco Espírito Santo for a total amount of Euro 21 million.

c) Other

During the years ended 31 December 2012 and 2011, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 5.73 million and Euro 5.32 million, respectively, an increase explained primarily by the change in the Executive Committee from 5 to 7 executive board members in April 2011.

Until 2010, under the terms of the remuneration policy established by the Remunerations Committee, executive board members were entitled to receive: (i) annual variable remuneration (“AVR”) related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is deferred for a period of 3 years, and (ii) variable remuneration related to the medium term performance (“VRMT”), which payment is deferred for a period of 3 years. As from 2011, under the terms of the new remunerations policy established by the Remunerations Committee, executive board members are entitled to receive an annual variable remuneration related to the performance achieved, of which 50% is payable in the following year and the remaining 50% is payable 3 years after if certain performance measures are achieved. In the year ended 31 December 2012, the annual variable remuneration of 2011 paid to the seven executive board members amounted to Euro 2.44 million, as compared to the annual variable remuneration of 2010 paid to the five executive board members in the year ended 31 December 2011, amounting to Euro 2.34 million. In addition, in the year ended 31 December 2012 and in accordance with a deliberation of the Remunerations Committee, Portugal Telecom paid an amount of Euro 1.94 million to the executive board members regarding the VRMT of 2009, which payment had been deferred in that year. At the end of the 3 years term of office of the Chairman of the Board of Directors, the Evaluation Committee, taking into account his performance evaluation, in the exercise of its duties, proposed to the Compensation Committee the granting of a bonus, of which Euro 0.65 million were paid in 2012 and an equal amount was deferred for a three years period. The payments of variable remuneration that were deferred as at 31 December 2012 amounted to Euro 7.98 million. Portugal Telecom recognizes an accrual for variable remunerations on an annual basis.

Following the recommendation of some shareholders at the 2011 annual general meeting and based on a proposal of the Evaluation Committee, the Remunerations Committee approved an extraordinary variable remuneration payable to the Chairman and five executive board members regarding their performance under the Vivo transaction and the acquisition of a strategic investment in Oi and Contax (Note 1). Under the terms of the remuneration policy of board members, in 2011, 50% of the above mentioned extraordinary variable remuneration amounting to Euro 2.55 million was paid to the chairman and five executive board members, and the payment of the remaining 50% was deferred for a period of 3 years. Following the Vivo transaction and based on a board of directors’ recommendation, the executive committee approved in December 2010 the payment to the majority of Portugal Telecom’s employees of an extraordinary variable remuneration totaling Euro 14 million.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, six of Portugal Telecom’s board members perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in the years ended 31 December 2012 and 2011 a total fixed compensation of R$ 2.39 million (Euro 0.95 million) and R$ 2.82 million (Euro 1.21 million), respectively, which was established by the competent corporate bodies in accordance with local legislation.

In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group.

During the years ended 31 December 2012 and 2011, key employees of Portugal Telecom’s management, as defined under the Securities Code, received fixed remunerations amounting to Euro 5.2 million (26 key employees) and Euro 5.6 million (29 key employees), respectively. The variable remunerations paid to key employees in the years ended 31 December 2012 and 2011 amounted to Euro 2.5 and Euro 3.6 million, respectively.

As at 31 December 2012, there was no share based payment program or termination benefit in place. As at 31 December 2012, Portugal Telecom did not have any outstanding balances with board members or key employees.

As at 31 December 2012, there was one board member and five key employees of Portugal Telecom entitled to post retirement benefits under the plans of PT Comunicações, with the corresponding liabilities amounting to Euro 3 thousand and Euro 82 thousand as at 31 December 2012, respectively.

For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Annual Report.

49.           Litigation

49.1. Consolidated legal proceedings and tax contingencies

a) Probable loss

As at 31 December 2012 and 2011, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the risk of loss is considered probable in accordance with the definitions of IAS 37 Provisions, Contingent Assets and Contingent Liabilities. Based on the opinion of its internal and external legal counsels, the Group recorded provisions (Note 42) for those claims, legal actions and tax contingencies to cover its probable future cash outflows, as follows:

Euro

	2012	2011
Civil claims	422,963,377	497,475,067
Labor claims	186,174,481	252,874,349
Other	4,752,468	4,274,712
Sub-total	613,890,326	754,624,128
Tax	158,305,066	168,405,737
Total	772,195,392	923,029,865

As at 31 December 2012 and 2011, total provisions included the effect of the proportional consolidation of jointly controlled entities amounting to Euro 681 million and Euro 839 million (Note 49.3), respectively. Excluding this effect, provisions amounted to Euro 91 million and Euro 84 million as at 31 December 2012 and 2011 (Note 49.2), respectively.

In 2012, the reduction in total consolidated provisions is primarily explained by the reduction at Oi, reflecting the impact of the depreciation of the Brazilian Real against the Euro and also, on a constant currency basis, a decrease in provisions for labor and civil claims, as explained in more detail in Note 49.3.

b) Possible loss

As at 31 December 2012 and 2011, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the risk of future cash outflows was considered possible, based on the information provided by its legal counsels, and that therefore are not provided for. The nature of these contingencies is as follows:

Euro

	2012	2011
Civil claims	165,195,120	171,113,694
Labor claims	229,668,577	225,221,108
Other	25,201,237	18,492,008
Sub-total	420,064,934	414,826,810
Tax	1,694,325,712	1,964,042,026
Total	2,114,390,646	2,378,868,836

As at 31 December 2012 and 2011, total legal proceedings and tax contingencies for which the risk of loss was considered possible included the effect of the proportional consolidation of jointly controlled entities amounting to Euro 1,969 million and Euro 2,267 million, respectively (Note 49.3). Excluding this effect, those legal proceedings and tax contingencies totaled Euro 146 million and Euro 112 million as at 31 December 2012 and 2011, respectively (Note 49.2).

In 2012, the reduction occurred in total claims and tax contingencies for which the risk of loss was considered possible is primarily explained by the impact of the depreciation of the Brazilian Real against the Euro and also, on a constant currency basis, a decrease in tax contingencies at Oi.

49.2.           Legal proceedings and tax contingencies against Portuguese subsidiaries and certain international operations

Excluding Oi and Contax, consolidated legal proceedings and tax contingencies for which related losses were considered probable and possible, which relate primarily to Portuguese operations, totaled Euro 91 million and Euro 146 million as at 31 December 2012, respectively, as compared to Euro 84 million and Euro 112 million, as at 31 December 2011, respectively (Note 49.1). The following litigation processes relate to the main claims, legal actions and tax contingencies against Portuguese subsidiaries of the Group, some of which the Company considers, based on the opinion of its internal and external legal counsels and in accordance with the definitions of IAS 37, that related losses are remote, which therefore are not included in the amounts disclosed above but are described below due to its materiality.

a) Claims for municipal taxes and fees

Pursuant to a statute enacted on 1 August 1997, as an operator of a basic telecommunications network, Portugal Telecom was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese Government has advised Portugal Telecom in the past that this statute confirmed the tax exemption under our Concession and that it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession.

Law 5/2004, dated 10 February 2004, established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators which network infra-structures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above, based on the former statute. Meanwhile, Decree-Law 123/2009, dated 21 May 2009, clarified that no other tax should be levied by the municipalities in addition to the tax established by Law 5/2004. This interpretation was confirmed by the Supreme Administrative Court of Portugal in several legal actions.

Some municipalities however, continue to persive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. Currently, there are legal actions with some municipalities regarding this matter

b) Regulatory Proceedings

Portugal Telecom Group companies are regularly subject to regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the Portuguese competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by Autoridade da Concorrência related to PT Comunicações and TMN for alleged anti-competitive practices in the Digital Terrestrial Television and public mobile telephone markets, respectively. Portugal Telecom considers that Group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts.

In April 2007, Autoridade da Concorrência accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on leased lines. In response to this accusation, PT Comunicações contested the alleged by Autoridade da Concorrência. However, on 1 September 2008, Autoridade da Concorrência imposed a fine of Euro 2.1 million on PT

Comunicações. On 29 September 2008, PT Comunicações appealed to the Commerce Court of Lisbon and, on 29 February 2012, the Commerce Court of Lisbon cleared PT Comunicações on the fine imposed by Autoridade da Concorrência. Portugal Telecom, based on the opinion of its internal and external legal counsels, had not recorded any provision for this matter.

On 19 January 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete on the Iberian telecommunications markets. In October 2011, Portugal Telecom was notified of a Statement of Objections sent by the European Commission to Portugal Telecom and Telefonica on this matter, which only covered the alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, Portugal Telecom contested the alleged by the European Commission. In January 2013, the European Commission adopted a decision condemning the Company, together with Telefónica, S.A., for infringement of article 101 of the TFEU, with reference to the alleged non-compete commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of Portugal Telecom’s stake in Brazilian operator Vivo. Under this decision, Portugal Telecom was fined by an amount of Euro 12,290,000. The Company believes that the fine is unjustified and inappropriate to any eventual unworthiness of its conduct and will bring an action for annulment before the Court of Justice of the European Union. Accordingly, the Company did not record any provision for this matter.

c) Other Legal Proceedings

In March 2004, TV TEL Grande Porto - Comunicações, S.A. (“TV TEL”), a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that, since 2001, PT Comunicações has unlawfully restricted and/or refused access to its telecommunication ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL’s telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, subsidiary of PT-Multimédia and at the time a direct competitor of TV TEL. TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações’s ducts, (2) all of TV TEL’s requests were lawfully and timely responded to by PT Comunicações according to its general infra-structure management policy, and (3) TV TEL’s claims for damages and losses were not factually sustainable. The trial was concluded in 2011 and the parties wait for the judicial decision.

In March 2011, Optimus - Comunicações S.A. (“Optimus”) filed a claim against Portugal Telecom in the Judicial Court of Lisbon for the payment of approximately Euro 11 million and, in October 2011, Onitelecom — Infocomunicações, S.A (“Oni”) filed a claim against Portugal Telecom in the same court for the payment of approximately Euro 1.5 million, both related to a proceeding of the Autoridade da Concorrência that terminated in 2011 for prescription purposes, in relation to which Autoridade da Concorrência had imposed a fine to Portugal Telecom of approximately Euro 45 million. Optimus and Oni sustained their position by arguing that they suffered losses and damages as a result of Portugal Telecom’s conduct. In the Optimus action, the Company is waiting for the schedule of the trial, while regarding the Oni legal action, Portugal Telecom was acquitted due to prescription reasons.

d) Tax contingencies

There are some tax claims against certain Portuguese subsidiaries of the Group which relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (Euro 169 million) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (Euro 63 million). Portugal Telecom already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to the tax authorities for the years 2005 to 2009 totalling Euro 316 million (Note 46). As at 31 December 2012, Portugal Telecom strongly disagrees with these assessments and considers, based on the opinion of its tax advisors, that there are solid arguments to oppose the position of the tax authorities, and therefore did not consider the losses related to these tax contingencies as either probable or possible.

49.3. Legal proceedings and tax contingencies against Oi, Contax and its controlling shareholders

a) Probable loss

As at 31 December 2012 and 2011, the nature and detail of the main legal proceedings and tax contingencies against Oi Group, Contax and its controlling shareholders, for which the risk of loss was deemed probable and therefore are fully provided for, are as follows:

Million

		31 Dec 2012		31 Dec 2011
		Euro	Brazilian Reais	Euro	Brazilian Reais
		(proportional)	(100%)	(proportional)	(100%)
Civil	(i)
Corporate Law	(a)	221.2	2,334.0	249.2	2,350.1
ANATEL estimates and fines	(b)	93.6	987.3	99.8	941.0
Other		94.8	999.2	135.0	1,271.7
Sub-total		409.6	4,320.5	484.0	4,562.8
Labor	(ii)
Overtime	(a)	60.2	635.0	78.0	736.0
Salary differences and related effects	(b)	7.9	83.5	25.8	243.4
Hazardous work conditions	(c)	16.4	172.9	24.0	226.3
Indemnities	(d)	20.3	214.7	23.5	221.2
Stability and integration	(e)	17.1	180.7	16.1	151.8
Additional post retirement benefits	(f)	9.3	98.1	8.1	76.4
Lawyers and expert fees	(g)	4.0	42.1	6.3	59.0
Contractual rescisions	(h)	3.8	39.6	4.7	44.6
Other	(i)	43.8	394.4	61.9	522.4
Sub-total		182.8	1,861.0	248.3	2,281.0
Tax	(iii)
ICMS (Value Added Tax)	(a)	42.5	448.1	64.1	604.9
FUNTEL	(b)	13.5	142.6	12.8	120.6
Other		32.9	287.8	29.9	236.3
Sub-total		88.9	878.5	106.9	961.8
Total (Note 49.1)		681.2	7,060.0	839.2	7,805.6

(i)                Civil contingencies

(a)             Corporate Law

As successor to CRT, which was acquired in July 2000, Oi is subject to various civil claims filed against that entity, namely several claims filed by users of telephone lines in the State of Rio Grande do Sul. CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers had the right to subscribe to a number of CRT shares, being the number of shares to be issued to each subscriber determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT’s shares. Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A. (“Telems”), Telecomunicações de Goiás S.A. (“Telegoiás”) and Telecomunicações do Mato Grosso S.A. (“Telemat”), operating companies acquired by Brasil Telecom Holding in the privatization of Telebrás and which were subsequently merged into Brasil Telecom, Oi, S.A. (former Brasil

Telecom) is subject to various civil claims in connection with telephone programs (Community Telephone Programs) established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

Brasil Telecom, based on the decisions of the court of justice issued in 2009, considers the risk of loss regarding these proceedings as probable. Currently, the provisions for these lawsuits are based on (i) several legal interpretations, (ii) the number of ongoing lawsuits by matter discussed and (iii) the average amount of historical losses, broken down by matter (including all procedural costs).

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by Oi, S.A. to the benefit of the shareholders of the former CRT for those cases in which new shares, possibly due, could not be issued because of the sentence issued. According to this court news, which do not correspond to a final decision, the potential compensation (conversion of the obligation into cash) must be based on: (i) the definition of the number of shares that each claimant would be entitled to, measuring the capital invested at the book value per share as reported in the company’s monthly trial balance on the date it was paid-in; (ii) the number of shares determined shall be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or dispose of the shares, and (iii) the result obtained must be adjusted for inflation from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

As at 31 December 2012, Oi recorded provisions in the amount of R$2,334 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$2,350 million as at 31 December 2011.

(b)             ANATEL estimates and fines

Oi received various notifications from ANATEL, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or in the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As at 31 December 2012, Oi recorded provisions in the amount of R$987 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$941 million as at 31 December 2011.

(ii)            Labor contingencies

Oi is a party to a large number of labor claims arising out of the ordinary course of its businesses, including claims for:

(a)    Overtime - Lawsuits claiming the payment of overtime, for time allegedly worked after regular working hours.

(b)    Salary differences and related effects — Claims from employees who allegedly received a lower compensation than coworkers holding a similar position, associated with other requirements provided for by the applicable law.

(c)     Hazardous work conditions - Reflect, substantially, the expected unfavorable outcome in lawsuits on the mandatory payment of hazardous duty premium to employees working under conditions classified as hazardous, mainly next to high-voltage installations.

(d)    Indemnities - Refer to reimbursement of or compensation claims for damages suffered while employed by the company, for several reasons, such as: occupational accidents, temporary tenure, pain and suffering, reimbursement of payroll deductions, daycare allowance, and productivity bonuses according to collective bargaining agreements.

(e)     Stability and integration - Claim due to alleged non-compliance with an employee’s special condition which prohibited termination of the employment contract without cause.

(f)      Additional post retirement benefits - Claims related to differences allegedly due under the pension benefits of former employees, proportionally to other claimed amounts granted by courts and not initially considered in the calculation of the pension benefit.

(g)    Lawyers and expert fees - Installments payable to the plaintiffs’ lawyers and appointed court experts, when expert evidence is necessary during the fact-finding stage.

(h)    Contractual rescisions - Amounts due to claimants arising from the termination of employment contract, such as vacation pay (proportional/vested), thirteenth salary FGTS fine, and the increase in this pay proportionally to other amounts claimed that allegedly should be included in the calculation of severance pay.

(i)       Other labor contingencies — Include primarily joint liability allegations by employees of third-party service providers, lawsuits related to differences owed on the deposits in the claimant’s severance pay fund (“FGTS”) and labor fines arising from delays or non-payment of certain amounts provided for by the employment contract.

As at 31 December 2012, the total estimated contingencies in connection with labor claims against Oi and Contax in respect of which the risk of loss was deemed probable totaled R$1,861 million, as compared to R$2,281 million as at 31 December 2011.

(iii)        Tax contingencies

(a)         ICMS (Value Added Tax)

Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunication services they provide. Oi may record ICMS credits for each of its purchases of operational assets. The ICMS regulations allow Oi to apply the credits it has recorded for the purchase of operational assets to reduce the ICMS amounts it must pay when it sells its services.

Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets it has purchased relate to the telecommunications services provided, and, therefore, qualify for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss relate to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As at 31 December 2012, Oi recorded provisions in the amount of R$448 million for those assessments in respect of which it deemed the risk of loss as probable, as compared to R$605 million as at 31 December 2011.

(b)         FUNTTEL

FUNTTEL (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) is a fund that was established to finance telecommunications technology research, for which Oi is required to make contributions. Due to a change by ANATEL in the basis for calculation of its contributions to the FUNTTEL, for which Oi has questioned its legality, Oi recorded provisions for additional contributions to these funds.  As at 31 December 2012, Oi recorded provisions in the amount of R$143 million for assessments of the FUNTTEL, as compared to R$121 million as at 31 December 2011.

b) Possible loss

As at 31 December 2012 and 2011, the nature of the legal proceedings and tax contingencies against Oi and Contax for which the risk of loss was deemed possible is as follows:

Million

		31 Dec 2012		31 Dec 2011
		Euro	Brazilian Reais	Euro	Brazilian Reais
		(proportional)	(100%)	(proportional)	(100%)
Civil	(i)	77.0	792.0	98.0	898.8
Labor	(ii)	229.2	1,761.2	224.7	1,629.6
Tax	(iii)	1,662.4	17,411.7	1,944.0	18,278.7
Total (Note 49.1)		1,968.6	19,964.9	2,266.7	20,807.1

(i)                Civil contingencies

Refer to lawsuits for which no court decision has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, bidding processes, among other. The total amount included in the table above regarding civil contingencies is based exclusively on the amounts claimed by the plaintiffs, which are typically higher than the actual claim case.

(ii)            Labor contingencies

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty premium, and joint liability, the nature of which is described in detail above.

(iii)        Tax contingencies

As at 31 December 2012, the estimated contingencies in connection with tax proceedings against Oi and Contax in respect of which the risk of loss was deemed possible amounted to R$17,412 million, as compared to R$18,279 million as at 31 December 2011. The Brazilian corporate tax system is complex, and Oi and Contax are currently involved in tax proceedings regarding certain taxes that the companies believe are unconstitutional, and have filed claims to avoid the related payment. These tax contingencies relate primarily to the following.

(a)             Value Added Tax (“ICMS”) - Tax assessments amounting approximately to R$5,755 million and R$5,646 million as at 31 December 2012 and 2011, respectively, which relate mainly to (1) ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and (2) utilization of ICMS credits on the purchase of goods and other inputs necessary for network maintenance;

(b)             City taxes - Tax assessments related to taxes levied by City authorities, including mainly the taxes levied on equipment leases, wakeup call services and other communication services. The total amounts involved are approximately R$1,787 million and R$2,487 million as at 31 December 2012 and 2011, respectively, which are not accrued because the legal counsel in charge considers the likelihood of an unfavorable outcome as possible since these activities do not qualify under the ISS service list or are already subject to ICMS. Also, in the last quarter of 2001, the STF (Superior Tribunal Federal) decided, thus strengthening the defense arguments, that ISS should not be levied on the lease of equipment, where a substantial portion of the assessed tax refers to this type of revenue.

(c)              INSS - Lawsuits amounting approximately to R$957 million and R$1,590 million as at 31 December 2012 and 2011, respectively, which relate mainly to joint liability, applicable percentage of Occupational Accident Insurance (SAT), and amounts subject to social security contribution.

(d)             Federal taxes - Federal tax assessments, mainly related to alleged undue offset and self-assessments of taxes due, and disallowing previous calculations, amounting to approximately R$8,761 million and R$6,085 million as at 31 December 2012 and 2011, respectively.

50.           Subsequent events

On 13 January 2013, as mentioned in Notes 1 and 32, Portugal Telecom entered into a definitive agreement for the sale of its 28% equity stake in CTM to CITIC Telecom for a total amount of USD 411.6 million, subject to certain adjustments. The conclusion of this transaction is conditional upon the satisfaction of a set of precedent conditions.

On 23 January 2013, Portugal Telecom obtained information regarding the European Commission’s decision of condemning the Company, together with Telefónica, S.A., for an alleged non-competition commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of Portugal Telecom’s stake in Brazilian operator Vivo. Portugal Telecom was fined by an amount of Euro 12,290,000, which the Company believes that is unjustified and inappropriate to any eventual unworthiness of its conduct and will bring an action for annulment before the Court of Justice of the European Union. Accordingly, the Company did not record any provision for this matter.

EXHIBITS

I.	Subsidiary companies

II.	Jointly controlled entities

III.	Associated companies

I.               Subsidiaries

Subsidiaries located in Portugal

PERCENTAGE OF OWNERSHIP

					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portugal Telecom (Empresa-mãe)	Note 1	Lisbon	Holding company.
Directel - Listas Telefónicas Internacionais, Lda. (“Directel”)		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75.00%	75.00%

Infonet Portugal — Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Comunicações (90%)	90.00%	90.00%

Openideia - Tecnologias de Telecomunicações e Sistemas de Informação, S.A.		Aveiro	Provision of IT systems and services.	PT Inovação (100%)	100.00%	100.00%

Portugal Telecom Data Centre, SA	(a)	Covilhã	Provision of services and product supply in the area of information systems and technologies, including data processing, hosting and related aspects.	PT Portugal (100%)	100.00%	100.00%

Portugal Telecom Inovação, SA (“PT Inovação”)		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	PT Portugal (100%)	100.00%	100.00%

Postal Network — Prestação de Serviços de Gestão de Infra-estrutura de comunicações ACE		Lisbon	Providing postal network services.	PT Comunicações (51%)	51.00%	51.00%

Previsão — Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	Portugal Telecom (82,05%)	82.05%	82.05%

PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras — Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%

PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%

PT Contact - Telemarketing e Serviços de Informação, SA (“PT Contact”)		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Portugal (100%)	100.00%	100.00%

PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%

PT Investimentos Internacionais, SA (“PT II”)		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%

PT Móveis, SGPS, SA (“PT Móveis”)		Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”)		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%

PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	PT Portugal (100%)	100.00%	100.00%

PT Sales - Serviços de Telecomunicações e Sistemas de Informação , SA (“PT Sales”)		Lisbon	Provision of telecommunications services and IT systems and services.	PT Portugal (100%)	100.00%	100.00%

PT Ventures, SGPS, SA		Madeira	Management of investments in international markets.	Africatel (100%)	75.00%	75.00%
PT-Sistemas de Informação, SA (“PT SI”)		Oeiras	Provision of IT systems and services.	PT Portugal (99,8%); PT Comunicações (0,1%); TMN (0,1%)	100.00%	100.00%
TMN — Telecomunicações Móveis Nacionais, SA		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Comunicações (100%)	100.00%	100.00%

		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76,14%)	76.14%	76.14%

Use.it® - Virott e Associados, Lda.	(b)	Lisbon	Provision of research, design, programming, information and support systems.	PT SGPS (52,50%)	52.50%	52.50%

PT BlueClip	(c)	Lisbon	Providing consultant service to Group companies.	PT Comunicações (100%)	100.00%	—

(a)             This company was incorporated in 2011.

(b)             This company is currently not developing any activity.

(c)             This company was incorporated in 2012 and is currently not developing any activity.

Subsidiaries located in Brazil

PERCENTAGE OF OWNERSHIP

Company	Notes	Head office	Activity	Direct	Dec 12 Effective	Dec 11 Effective
Bratel Brasil, SA		São Paulo	Management of investments.	Bratel BV (98,77%); PT Brasil (1,23%)	100.00%	100.00%
Istres Holding S.A	(a)	São Paulo	Management of investments.	PT Inovação Brasil (90%); PT Brasil (10%)	100.00%	100.00%
Portugal Telecom Brasil, S.A.		São Paulo	Management of investments.	PT SGPS (99,99%); PT Comunicações (0,01%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. (“PTM.com Brasil”)	(a)	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

(a)        These companies are currently not developing any activity.

Subsidiaries located in Africa

PERCENTAGE OF OWNERSHIP

Company	Notes	Head office	Activity	Direct	Dec 12 Effective	Dec 11 Effective
Cabo Verde Móvel, S.A.	(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Multimédia, S.A.	(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Telecom, SARL	(a)	Praia	Provides telecommunications services.	PT Ventures (40%)	30.00%	30.00%
Cellco - Ste Cellulaire du Congo SARL	(b)	Congo	Telecommunications services in Congo	PT II (61%)	61.00%	61.00%
Contact Cabo Verde — Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST — Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	Africatel (51%)	38.25%	38.25%
Directel Cabo Verde — Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%); Cabo Verde Telecom (40%)	57.00%	57.00%
Directel Uganda — Telephone Directories, Limited	(b)	Uganda	Publication of telephone directories.	Directel (100%)	75.00%	75.00%
Elta - Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	Directel (55%)	41.25%	41.25%
Openideia Marrocos, S.A.		Casablanca	Provision of IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Openideia Angola, S.A.		Luanda	Provision of telecommunications services and IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	45.00%	45.00%
LTM - Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	37.50%	37.50%
Mobile Telecommunications Limited	(c)	Namíbia	Mobile cellular services operator	Africatel (34%)	25.50%	25.50%
TMM - Telecomunicações Móveis de Moçambique, S.A.	(b)	Maputo	Mobile cellular services operator	Portugal Telecom (98%)	98.00%	98.00%
STP Cabo, SARL	(d)	São Tomé e Principe	Submarine cable manager	CST (74,5%)	28.50%	28.50%

(a)        Portugal Telecom has the majority of board members of Cabo Verde Telecom and therefore is able to control its financial and operating policies.

(b)        These companies are currently not developing any activity.

(c)         Under the shareholders agreement entered into with the remaining shareholders of MTC, Portugal Telecom has the power to set and control financial and operating policies of this company.

(d)        This company was incorporated in 2011 with the purpose of managing a submarine cable in the African coast.

Other subsidiaries

PERCENTAGE OF OWNERSHIP

Company	Notes	Head office	Activity	Direct	Dec 12 Effective	Dec 11 Effective
Carrigans Finance S.A.R.L	(a)	Luxembourg	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Bratel BV		Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Africatel Holdings, BV		Amsterdam	Management of investments	Portugal Telecom (75%)	75.00%	75.00%
CVTEL, BV		Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Direct Media Ásia, Ltd.	(a)	Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Directel (100%)	75.00%	75.00%
Portugal Telecom Europa, S.P.R.L. (“PT Europa”)	(a)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98,67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT (54,01%)	41.12%	41.12%

(a)   These companies are currently not developing any activity.

II.          Companies consolidated using the proportional method

JOINTLY CONTROLLED ENTITIES - OI AND CONTAX CONTROLLING SHAREHOLDERS AND OTHER ENTITIES	PERCENTAGE OF OWNERSHIP

Company	Notes	Head office	Activity	Direct	Dec 12 Effective	Dec 11 Effective
PASA Participações, SA		Brazil	Management of investments	Bratel Brasil, SA (35%)	35.00%	35.00%
EDSP75 Participações, SA		Brazil	Management of investments	Bratel Brasil, SA (35%)	35.00%	35.00%
AG Telecom Participações, SA		Brazil	Management of investments	PASA Participações, SA (100%)	35.00%	35.00%
LF Tel, SA		Brazil	Management of investments	EDSP75 Participações, SA (100%)	35.00%	35.00%
Telemar Participações, SA		Brazil	Management of investments	Bratel Brasil, SA (12.1%); AG Telecom Participações, SA (19.4%); LF Tel, SA (19.4%)	25.62%	25.62%
CTX Participações, SA		Brazil	Management of investments	PT Brasil, SA (19.9%); AG Telecom Participações, SA (35%); LF Tel, SA (35%)	44.37%	44.37%
Ericsson Inovação S.A.	(a)	Brazil	Development and licensing of customizable computer programs	Portugal Telecom Inovação Brasil, Ltda. (49%)	49.00%	—

(a)        This company was incorporated in 2012.

JOINTLY CONTROLLED ENTITIES - OI GROUP	PERCENTAGE OF OWNERSHIP

Company	Notes	Head office	Activity	Direct	Dec 12 Effective	Dec 11 Effective
OI, SA	(a)	Brazil	Provider of telecommunication services in Brazil	Bratel Brasil, SA (15.6%); AG Telecom Participações, SA (4.5%); LF Tel, SA (4.5%); Telemar Participações, SA (17.7%)	23.27%	12.50%
Telemar Norte Leste S.A.	(b)	Brazil	Provision of telecommunication services	OI, SA (100%)	23.27%	25.30%
Tele Norte Celular Participações S.A.	(c)	Brazil	Management of investments	—	—	25.20%
Tele Norte Leste Participações S.A.	(d)	Brazil	Management of investments	—	—	17.90%
TNL PCS S.A.		Brazil	Provision of mobile telecommunication services	Telemar Norte Leste S.A. (100%)	23.27%	25.20%
Paggo Empreendimentos S.A.		Brazil	Management of investments	TNL PCS S.A. (100%)	23.27%	25.20%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda		Brazil	Payment and credit systems	Paggo Empreendimentos S.A. (100%)	23.27%	25.20%
Paggo Administradora de Crédito Ltda		Brazil	Payment and credit systems	Paggo Empreendimentos S.A. (100%)	23.27%	25.20%
Paggo Soluções e Meios de Pagamentos SA		Brazil	Payment and credit systems	Paggo Acquirer Gestão de Meios de Pagamentos Ltda	11.63%
Oi Serviços Financeiros S.A.		Brazil	Investment properties	OI, SA (99.9%)	23.24%	—
TNL.Net Participações S.A	(e)	Brazil	Management of investments	—	—	17.90%
TNL Trading S.A	(e)	Brazil	Import and export of consumer goods	—	—	17.90%
Copart 4 Participações S.A.		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
TNL Exchange S.A.	(e)	Brazil	Management of investments	—	—	17.90%
Coari Participações S.A.	(e)	Brazil	Management of investments	—	—	25.30%
Copart 5 Participações S.A.		Brazil	Investment properties	OI, SA (100%)	23.27%	12.50%
Telemar Internet Ltda		Brazil	Provision of services to access the internet	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
SEREDE — Serviços de Rede S.A.		Brazil	Networks management	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
Companhia AIX de Participações, S.A.		Brazil	High-speed data transmission services	Telemar Norte Leste S.A. (50%)	11.63%	12.70%
14 Brasil Telecom Celular S.A.		Brazil	Provision of mobile telecommunication services	OI, SA (100%)	23.27%	12.50%
Brasil Telecom Comunicação Multimídia Ltda.		Brazil	High-speed data transmission services	OI, SA (100%)	23.27%	12.50%
BrT Card Serviços Financeiros Ltda.		Brazil	Provision of financial services	OI, SA (100%)	23.27%	12.50%
Vant Telecomunicações Ltda	(e)	Brazil	Multimedia telecommunication services	—	—	12.50%
Brasil Telecom Call Center S.A.		Brazil	Call center and telemarketing services	OI, SA (100%)	23.27%	12.50%
BrT Serviços de Internet S.A.		Brazil	High-speed data transmission services	OI, SA (100%)	23.27%	12.50%
IG Participações S.A.	(e)	Brazil	Management of investments	—	—	12.50%
Internet Group do Brasil S.A.		Brazil	Provision of services to access the internet	OI, SA (32.5%); Telemar Norte Leste S.A. (13.6%)	3.17%	12.50%
Nova Tarrafa Participações Ltda	(e)	Brazil	Management of investments	—	—	12.50%
Brasil Telecom Cabos Submarinos Ltda.		Brazil	Operation of a fiber optic cable system	OI, SA (100%)	23.27%	12.50%
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.		Bermuda	Operation of a fiber optic cable system	Brasil Telecom Cabos Submarinos Ltda. (100%)	23.27%	12.50%
Brasil Telecom of America Inc.		United States	Operation of a fiber optic cable system	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (100%)	23.27%	12.50%
Brasil Telecom de Venezuela, SA		Venezuela	Provision of data communications services	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (100%)	23.27%	12.50%
Brasil Telecom de Colômbia, Empresa Unipersonal		Colombia	Provision of data communications services	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (100%)	23.27%	12.50%
Caryopoceae Participações S/A		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
Tomboa Participações S.A	(e)	Brazil	Investment properties	—	—	25.30%
Bryophyta SP Participações S/A		Brazil	Investment properties	TNL PCS S.A. (100%)	23.27%	25.30%
Tete Participações S/A	(e)	Brazil	Investment properties	—	—	25.30%
Carpi RJ Participações S.A	(e)	Brazil	Investment properties	—	—	25.30%
Circuito das Águas Telecom, S.A.		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
Dommo Empreendimentos Imobiliarios S.A.		Brazil	Buying and selling properties	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
Sumbe Participações S.A.	(e)	Brazil	Investment properties	—	—	12.50%
Rio Alto Participações S.A.		Brazil	Investment properties	OI, SA (100%)	23.27%	12.50%
Oi Paraguay Comunicaciones SRL		Paraguay	Provision of data communications services	Brasil Telecom Comunicação Multimídia Ltda. (99.9%); 14 Brasil Telecom Celular S.A. (0.1%)	23.27%	12.50%
Oi Brasil holdings Cooperatief UA		Netherlands	Payment and credit systems	OI, SA (100%)	23.27%	25.30%
Blackpool Participações ltda (“Blackpool”)	(e)	Brazil	Holding	—	—	25.30%
Pointer Networks S.A.(“Pointer”)		Brazil	Internet Wifi	Telemar Internet Ltda (100%)	23.27%	25.30%
Pointer Networks S.A. - Suc Argentina		Argentina	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
Pointer Networks S.A. - Suc Peru		Peru	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Wifi S.A.		Uruguay	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Wifi Tec España		Spain	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX venezuela		Venezuela	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Ukraine LLC		Ukraine	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX USA Inc		United States	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Bolivia		Bolive	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Wifi Canadá		Canadá	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Chile Networks		Chile	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Colombia		Colombia	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Paraguay S.A.		Paraguay	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Portugal		Portugal	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Panamá		Panama	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%

(a)        As mentioned in Note 1, under the corporate reorganization of the Oi Group, Brasil Telecom was renamed Oi S.A. and remained the only listed company of the group in Brazilian and US capital markets, in which Portugal Telecom now have an effective stake of 23.3%, corresponding to 21.5% of voting rights. Telemar Participações, which controls and fully consolidates Oi, S.A., has 56.4% of the voting rights in this company.

(b)        This company became a wholly-owned subsidiary of Oi, S.A. under the Corporate Reorganization of the Oi Group.

(c)         In 2012, Telemar acquired the 0.3% interest of non-controlling shareholders in Tele Norte Celular Participações, which was subsequently merged into Telemar. Previously, Tele Norte Celular Participações held a 100% stake in TNL PCS (OI’s mobile operation), which is currently held by Telemar.

(d)        This company was merged into Brasil Telecom under the Corporate Reorganization of the Oi Group completed in March 2012.

(e)         Under a corporate simplification process undertaken by the Oi Group at the end of 2012, several holding companies that were fully owned by the Oi Group were merged into their respective parent companies and consequently ceased to exist. These mergers were recorded at carrying value and accordingly did not produce any effects on these consolidated financial statements.

JOINTLY CONTROLLED ENTITIES - CONTAX GROUP	PERCENTAGE OF OWNERSHIP

Company	Notes	Head office	Activity	Direct	Dec 12 Effective	Dec 11 Effective
Contax Participações, SA (a)		Brazil	Management of investments	CTX Participações, SA (34.2%); PT Brasil (4.3%)	19.50%	19.50%
Contax, SA		Brazil	Call center services	Contax Participações, SA (100%)	19.50%	19.50%
Ability Comunicação Integrada Ltda.		Brazil	Trade marketing services	Contax Participações, SA (100%)	19.50%	19.50%
Ability Comunicação Integrada Ltda.		Brazil	Provision of IT systems and services	Contax, SA (100%)	19.50%	19.50%
TODO BPO Soluções em Tecnologia S.A.		Brazil	Provide information technology services, software development and integrated, full and customized solutions	Contax, SA (80%)	15.60%	15.60%
Contax Sucursal Empresa Extranjera		Argentina	Call center services	Contax, SA (100%)	19.50%	19.50%
Contax Colômbia S.A.S		Colombia	Provision of tele-assistance services in general	Contax, SA (100%)	19.50%	19.50%
Stratton Spain S.L.		Spain	Contact center service provider	Contax, SA (100%)	19.50%	19.50%
GPTI Tecnologia de Informação S.A.		Brazil	Provision of IT systems and services	Mobitel (Dedic) (100%)	19.50%	19.50%
Allus Spain S.L.,		Spain	Contact center service provider	Stratton Spain S.L. (100%)	19.50%	19.50%
Stratton Argentina S.A.,		Spain	Contact center service provider	Stratton Spain S.L. (100%)	19.50%	19.50%
Stratton Peru S.A.,		Peru	Contact center service provider	Stratton Spain S.L. (100%)	19.50%	19.50%
Multienlace S.A.		Colombia	Contact center service provider	Contax Colômbia S.A.S (100%)	19.50%	19.50%

(a)    CTX Participações, which controls and fully consolidates Contax Participações, has 71.6% of the voting rights in this company.

III.       Associated companies

Associated companies located in Portugal

PERCENTAGE OF OWNERSHIP

Company	Notes	Head office	Activity	Direct	Dec 12 Effective	Dec 11 Effective
Janela Digital - Informativo e Telecomunicações, Lda		Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações (50%)	50.00%	50.00%
Broadnet Portugal		Lisbon	Provision of services to access the internet.	Portugal Telecom (21,27%)	21.27%	21.27%
Caixanet — Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Comunicações (10%); PT SI (5%)	15.00%	15.00%
Capital Criativo - SCR, SA		Loures	Management of investments.	PT Comunicações (20%)	20.00%	20.00%
Entigere — Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%
INESC — Instituto de Engenharia de Sistemas e Computadores, SA (“INESC”)		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26,36%); PT Comunicações (9,53%)	35.89%	35.89%
INESC Inovação - Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90%)	32.30%	32.30%
Multicert — Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Comunicações (20%)	20.00%	20.00%
Páginas Amarelas	(a)	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (19,88%); PT Comunicações (0,13%)	20.00%	25.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%
Yunit Serviços, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (33,33%)	33.33%	33.33%
Siresp — Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30,55%)	30.55%	30.55%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tradeforum-Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	Yunit Serviços (50%)	16.50%	16.50%
Vantec — Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	Portugal Telecom (25%)	25.00%	25.00%

(a)    The reduction in the interest in this associated company reflects the shareholder restructuring of Páginas Amarelas, to be concluded up to the end of 2013 (Note 33).

Other associated companies (including Brazil):

PERCENTAGE OF OWNERSHIP

Company	Notes	Head office	Activity	Direct	Dec 12 Effective	Dec 11 Effective
Multitel - Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (40%)	30.00%	30.00%
Unitel, SARL.		Luanda	Provision of mobile telecommunications services in Angola.	PT Ventures (25%)	18.75%	18.75%
CTM — Companhia de Telecomunicações de Macau, SAR.L.	(a)	Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%); PT Participações (25%)	28.00%	28.00%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44.62%)	44.62%	44.62%

(a)    On 13 January 2013, as mentioned in Notes 1 and 32, Portugal Telecom entered into a definitive agreement for the sale of the investment in this company for a total amount of USD 411.6 million. The conclusion of this transaction is still conditional upon the ratification of a set of precedent conditions.

Report and opinion of the Audit Committee

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE

ON THE CONSOLIDATED ANNUAL REPORT AND ACCOUNTS

FOR THE FISCAL YEAR OF 2012

1 – Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Companies Act and of Article 28 of the Company’s articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, SA (“The Company” or “PT SGPS”) hereby presents its report and opinion on the Consolidated Annual Report and Accounts of the Portugal Telecom Group for the year ended December 31, 2012.

2 – Supervisory activities

Within its responsibilities as the Company’s supervisory body, in 2012, the Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules and pursued various supervisory activities of the quality and integrity of the consolidated financial information preparation and disclosure processes of the Portugal Telecom Group.

In the course of 2012, the Audit Committee issued 7 Preapproval Opinions on Proposals of Related Party Transactions, as defined in Internal Ruling n.° 111CA, dated February 23, 2011.

During the fiscal year 2012, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Consolidated Annual Report and Accounts and of the accounts of relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the closing of the accounts and of the criteria adopted in the preparation of the management report.  In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion and the Independent Auditors’ Report, both referring to the aforementioned consolidated financial statements approved by the Board of Directors, which were issued without any qualifications.

Sociedade Aberta • Número único de matricula e identificação fiscal 503 215 058 • CRC de Lisboa • Capital Social C 26.895.375,00

COMISSÃO DE AUDITORlA

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40 1069-300 Lisboa - Portugal	www.telecom.pt
Tel (+351) 21 500 1200 Fax (+351) 21 500 2107

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the internal audit function, which obtained in 2011 the renewal, by the IIA, of its certification of quality.

As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2012, by reference to the year of 2011, on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations), in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and, and that a similar review is still in course with reference to 31/12/2012.

As provided for in paragraph 5 of Article 420.° of the Portuguese Companies Code, the Audit Committee also verified that the Company’s report on its corporate governance structure and practices includes the elements listed in Article 245.°-A of the Portuguese Securities Code that are applicable to the PT Group.

The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2012, to be disclosed in the Company’s website after the issue of its Opinion on the approval of the inclusion of the Company’s consolidated annual accounts in the 2012 Form 20-F, to be filed with the U.S. SEC, with which the Audit Committee will complete its duties for fiscal 2012.

3 – Statement of Responsibility

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Audit Committee of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Audit Committee, while in office:

•                  The information in the management report, the annual financial statements, the statutory audit opinion and the other financial documentation required by law or regulation concerning the financial year ended 31 December 2012 were prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, liabilities, financial position

2

and results of Portugal Telecom, SGPS, SA and of the undertakings included in the consolidation perimeter;

•                  The management report for such financial year includes a fair review of the development of the businesses, of the performance and of position of Portugal Telecom, SGPS, SA and of the undertakings included in the consolidation perimeter, including namely an accurate description of the main risks and uncertainties that those entities face.

4 – Opinion on the consolidated report and accounts for the fiscal year of 2012

As a result of the above, it is the opinion of the Audit Committee that the Consolidated Annual Report and Accounts of the Portugal Telecom Group for the fiscal year ended December 31, 2012, which include the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated statement of cash flows and the related notes thereto, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions, and should be approved by the General Shareholders Meeting of PT SGPS.

Lisbon, March 15, 2013

THE CHAIRMAN OF THE AUDIT COMMITTEE

/s/ João Manuel de Mello Franco
(João Manuel de Mello Franco)

THE MEMBERS

/s/ José Guilherme Xavier de Basto	/s/ Mãrio João de Matos Gomes
(José Guilherme Xavier de Basto)	(Mãrio João de Matos Gomes)

Sociedade Aberta • Número único de matricula e identificação fiscal 503 215 058 • CRC de Lisboa • Capital Social € 26.895.375,00

COMISSÃO DE AUDITORIA

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40 1069-300 Lisboa - Portugal	www.telecom.pt
Tel (+351) 21 500 1200 Fax (+351) 21 500 2107

3

Statutory auditor’s report

P. MATOS SILVA,
GARCIA JR., P. CAIADO
& ASSOCIADOS
SOCIEDADE DE REVISORES OFICIAIS DE CONTAS

STATUTORY AUDITORS’ OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

(Free translation from the original in Portuguese)

INTRODUCTION

1.  We have examined the consolidated financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for the fiscal year 2012, comprising the consolidated statement of financial position as of December 31, 2012 (which reflect total assets of 20.095.743.017 Euros and a shareholders’ equity of 2.854.044.314 Euros, including a net income attributable to equity holders of the parent and recognised in the consolidated income statement of 230.273.036 Euros and a total of non-controlling interests of 560.677.750 Euros), and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements. These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”), as adopted by the European Union.

RESPONSIBILITIES

2.  The Company’s Board of Directors is responsible for the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any relevant facts that have influenced the operations, the financial position or the results of operations of the companies included in the consolidation perimeter.

3. It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

SCOPE

4. Our audit was performed in accordance with generally accepted Portuguese Statutory Auditing Standards, which require our audit to be planned and performed in order to provide reasonable assurance that the consolidated financial statements are free from material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgements and criteria defined by the Board of Directors, used in the preparation of the consolidated financial statements, the checking of the consolidation procedures, and that the financial statements of the companies included in the consolidation have been properly examined, assessment of the adequacy and consistency of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the consolidated financial statements, and evaluation of the overall adequacy of the presentation of the consolidated financial statements.

Sócios: Pedro Matos Silva, António Pires Caiado, João Paulo Ferreira, Luísa Maria Rebordão

Rua de Olivença, 21Edificio Topázio-Sala 407 - 3000-306 Coimbra		Telf.: 239 836 532	Fax: 239 836 937	E-mail: geral@sroc44.pt
R. Luciano Cordeiro, 113, 6° Esq.	1150-214 Lisboa	Telf.: 213 522 176	Fax: 213 521 924	E-mail: ms.sroc.lx@netcado.pt

Capital social: 8 000 €uros - Contribuinte n° 501 801 804 – Inscrição na O.R.O.C. com o n° 44

Inscrição no Registo de Auditores da Comissão do Mercado de Valores Mobiliários n° 1054

5. Our examination also included the checking that the financial information included in the consolidated Report of the Board of Directors is in agreement with the consolidated financial statements, as well as of the matters mentioned in paragraphs 4. and 5. of article 451o of the Portuguese Companies Code.

6. We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

OPINION

7. In our opinion, the consolidated financial statements mentioned above, give a true and fair view, in all material respects, of the consolidated financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2012, and of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (“IFRSs”), as adopted by the European Union, applied on a consistent basis with the previous year.

REPORT ON OTHER LEGAL MATTERS

8. It is also our opinion that the financial information included in the consolidated Report of the Board of Directors is in agreement with the consolidated financial statements and that the Company’s Corporate Governance Report includes the disclosures required by article 245°-A of the Portuguese Securities Market Code.

Lisbon, March 15, 2013

P. Matos Silva, Garcia Jr., P. Caiado & Associados

Sociedade de Revisores Oficiais de Contas, Lda.

represented by

Pedro Matos Silva (ROC n° 491)

Sócios: Pedro Matos Silva, António Pires Caiado, João Paulo Ferreira, Luisa Maria Rebordão

Independent auditor’s report

Deloitte & Associados, SROC S.A.
Inscriçào na OROC no 43
Registo na CMVM no 231

Edifício Atrium Saldanha
Parça Duque de Saldanha, 1 - 6[o]
1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500
Fax: +(351) 210 427 950
www.deloitte.pt

AUDITORS’ REPORT

CONSOLIDATED FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1.                Pursuant to the article 245° of Portuguese Securities Market Code we hereby present our Auditors’ Report on the consolidated financial information contained in the Board of Directors’ Report and the accompanying consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company”) for the year ended 31 December 2012, which comprise the consolidated statement of financial position as of 31 December 2012 that presents a total of 20,095,743,017 Euros and shareholders’ equity of 2,854,044,314 Euros, including a net profit attributable to the shareholders of the Company of 230,273,036 Euros, the consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the year then ended and the corresponding notes.

Responsibilities

2.                The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the group of companies included in the consolidation, the consolidated results and the comprehensive income of their operations, the changes in consolidated shareholders’ equity and their consolidated cash flows; (ii) the preparation of historical financial information in accordance with IAS/IFRS as endorsed by the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the group of companies included in the consolidation, its financial position or its results and comprehensive income.

3.                Our responsibility is to perform an audit of the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our audit.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Tipo: Sociedade civil sob a forma comercial | Capital Social: 500.000,00 Euros | Matricula C.R.C. de Lisboa e NIPC: 501 776 311 Sede: Edificio Atrium Saldanha, Praça Duque de Saldanha, 1 - 6o , 1050-094 Lisboa | Porto: Bom Sucesso Trade Center, Praça do Bom Sucesso 61 - 13o , 4150-146 Porto

Member of Deloitte Touche Tohmatsu

Scope

4.                Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisião/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. Our audit also included verifying that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements as well as the provisions set out in paragraphs 4 and 5 of Article 451° of the Commercial Companies Code (“Código das Sociedades Comerciais”).  We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.                In our opinion, the consolidated financial statements referred to in paragraph I above, present fairly in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2012 and the consolidated results and comprehensive income of its operations, the changes on its consolidated shareholders’ equity and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as endorsed by the European Union and the financial information contained therein is, under the terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Report on other legal requirements

6.                It is also our opinion that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements for the year and the report on the corporate governance practices includes the information required to the Company, under Article 245°- A of the Portuguese Securities Market Code.

Lisbon, 14 March 2013

Deloitte & Associados, SROC S.A.
Represented by João Luís Falua Costa da Silva

2

Portugal Telecom

Corporate Governance Report

The purpose of this report is to disclose the corporate governance structure and practices adopted by the Company with a view to complying with the provisions of the Corporate Governance Code as published by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários — “CMVM”) in January 2010, as well as with the best international corporate governance practices. This report has been drawn up in accordance with articles 7 and 245A of the Portuguese Securities Code and the form attached to CMVM Regulation no. 1/2010.

1

CONTENTS

CHAPTER 0. CORPORATE GOVERNANCE RULES	6
CORPORATE GOVERNANCE RULES APPLICABLE TO PORTUGAL TELECOM	6
STATEMENT OF COMPLIANCE WITH CMVM RECOMMENDATIONS	7

INTRODUCTION	21
PT STRUCTURE	21
CORPORATE GOVERNANCE	22

CHAPTER I. GENERAL MEETING OF SHAREHOLDERS	25
I.1. IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS	26
I.2. MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS — COMMENCEMENT AND EXPIRATION OF TERMS OF OFFICE	26
I.3. INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS	26
I.4. INDICATION OF BLOCKING PERIOD REQUIRED FOR PARTICIPATION IN THE GENERAL MEETING OF SHAREHOLDERS	26
I.5. INDICATION OF RULES APPLICABLE TO SHARE BLOCKING IN THE EVENT OF ADJOURNMENT OF THE GENERAL MEETING OF SHAREHOLDERS	26
I.6. NUMBER OF SHARES CORRESPONDING TO ONE VOTE	26
I.7. LIMITATIONS ON VOTING RIGHT EXERCISE OR VOTE COUNTING	27
I.8. BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS	27
I.9. EXISTENCE OF BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE	27
I.10. MAKING AVAILABLE A FORM FOR THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE	28
I.11. REQUIREMENT FOR A PERIOD OF TIME BETWEEN RECEIPT OF THE DECLARATION OF VOTE BY CORRESPONDENCE AND THE DATE OF THE GENERAL MEETING OF SHAREHOLDERS	28
I.12. EXERCICE OF VOTING RIGHTS BY ELECTRONIC MEANS	28
I.13. EXTRACTS FROM MINUTES OF GENERAL MEETINGS OF SHAREHOLDERS	29
I.14. BACKGROUND INFORMATION ON GENERAL MEETINGS OF SHAREHOLDERS	29
I.15. INDICATION OF THE REPRESENTATIVE(S) OF THE COMPENSATION COMMITTEE ATTENDING GENERAL MEETINGS OF SHAREHOLDERS	29
I.16. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN THE REMUNERATION AND EVALUATION POLICY	29
I.17. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN SHARE ALLOTMENT PLANS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS	30
I.18. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN PENSION BENEFIT SYSTEMS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS	30
I.19. BYLAW PROVISION REGARDING THE SUBMISSION TO THE GENERAL MEETING OF SHAREHOLDERS, EVERY FIVE YEARS, OF THE RULE OF LIMITATION OF VOTES SUSCEPTIBLE OF HOLDING OR EXERCISE BY A SINGLE SHAREHOLDER	30
I.20. DEFENSIVE MEASURES CAUSING EROSION IN THE COMPANY’S ASSETS	30
I.21. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES	30
I.22. AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE OF CONTROL	31

CHAPTER II. MANAGEMENT AND SUPERVISORY BODIES	32
SECTION I. GENERAL	32
II.1. IDENTIFICATION AND COMPOSITION OF CORPORATE BODIES	32
Board of Directors	32
Executive Committee	32
Audit Committee	32
Chartered Accountant	33
II.2. IDENTIFICATION AND COMPOSITION OF SPECIALISED COMMITTEES CREATED WITH POWERS IN MATTERS OF CORPORATE MANAGEMENT OR SUPERVISION	34
Evaluation Committee	34
Corporate Governance Committee	35

2

Structures Supporting the Executive Committee	35
II.3. DISTRIBUTION OF POWERS AMONG THE VARIOUS CORPORATE BODIES, COMMITTEES AND/OR DEPARTMENTS OF THE COMPANY	38
Board of Directors	38
Executive Committee	38
Powers of the Chairman of the Board of Directors and of the Chief Executive Officer	39
Division of functions within the Executive Committee	40
Disclosure obligations of the Executive Committee	41
Audit Committee	41
Chartered Accountant	42
Evaluation Committee	42
Corporate Governance Committee	44
Structures Supporting the Executive Committee	45
II.4. ANNUAL REPORT ON THE ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE	46
II.5. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS	46
A. RISK MANAGEMENT	46
B. RISK MANAGEMENT PROCEDURE	47
Risk Dictionary	48
Risk Management Methodology	49
Centralised Risk Record	51
C. INTERNAL CONTROL SYSTEM	51
D. INTERNAL CONTROL SYSTEM EVALUATION	53
II.6. RESPONSIBILITY OF THE MANAGEMENT AND SUPERVISORY BODIES IN THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS	54
II.7. OPERATING RULES OF CORPORATE BODIES	54
Internal regulation and operation of the Board of Directors	54
Operation of the Executive Committee	55
Internal regulation and operation of the Audit Committee	55
Action by the Chartered Accountant	55
Operation of the Evaluation Committee and Corporate Governance Committee	55
Conflicts of interest, maximum number of functions and other incompatibilities	56
SECTION II. MANAGEMENT	56
II.8. WORK COORDINATION MECHANISMS FOR NON-EXECUTIVE MEMBERS	56
II.9. IDENTIFICATION OF THE MAIN ECONOMIC, FINANCIAL AND LEGAL RISKS TO WHICH THE COMPANY IS EXPOSED IN CARRYING OUT ITS BUSINESS	56
II.10. POWERS OF THE MANAGEMENT BODY, NOTABLY AS REGARDS CAPITAL INCREASE RESOLUTIONS	61
II.11. FUNCTION ROTATION POLICY — APPOINTMENT AND SUBSTITUTION OF MEMBERS	61
Function rotation policy	61
Rules on the appointment and substitution of the members of the Board of Directors	62
Rules on the appointment and substitution of members of the supervisory bodies	62
II.12. NUMBER OF MEETINGS OF THE MANAGEMENT AND SUPERVISORY BODIES, AS WELL AS REFERENCE TO MINUTES OF SUCH MEETINGS	63
II.13. NUMBER OF MEETINGS OF THE EXECUTIVE COMMITTEE AND REMITTAL OF ITS MINUTES AND NOTICES	63
II.14. EXECUTIVE AND NON-EXECUTIVE MEMBERS — INCOMPATIBILITY RULES AND INDEPENDENCE CRITERIA	63
Board of Directors	63
Audit Committee	64
II.15. RULES FOR EVALUATION OF INDEPENDENCE OF MANAGEMENT MEMBERS	66
Board of Directors	66
Audit Committee	67
II.16. SELECTION PROCEDURE FOR NON-EXECUTIVE DIRECTOR CANDIDATES	67
II.17. DESCRIPTION OF THE ACTIVITY OF NON-EXECUTIVE DIRECTORS	68
II.18. PROFESSIONAL QUALIFICATIONS OF THE MEMBERS OF THE BOARD OF DIRECTORS, INDICATION OF PROFESSIONAL ACTIVITIES CARRIED OUT BY THE SAME IN THE LAST FIVE YEARS AT LEAST, NUMBER OF SHARES IN THE COMPANY HELD BY THE SAME, DATE OF FIRST APPOINTMENT AND DATE OF EXPIRATION OF TERM OF OFFICE	68
II.19. FUNCTIONS EXERCISED BY THE MEMBERS OF THE MANAGEMENT BODY IN OTHER COMPANIES, INDIVIDUALIZING THOSE EXERCISED IN OTHER COMPANIES OF THE SAME GROUP	68
SECTION III. GENERAL AND SUPERVISORY COUNCIL, COMMITTEE FOR FINANCIAL MATTERS, AUDIT COMMITTEE AND FISCAL COUNCIL	68
II.24. EVALUATION OF THE EXTERNAL AUDITOR	69

3

II.29. COMPANY REMUNERATION POLICY	69
SECTION IV. REMUNERATION	70
Compensation Committee	70
Independence of the members of the Compensation Committee	70
II.30. DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009	71
II.31. REMUNERATION INDIVIDUALLY EARNED BY THE MEMBERS OF THE COMPANY’S MANAGEMENT AND SUPERVISORY BODIES	71
II.32. ALIGNMENT WITH LONG TERM INTERESTS OF THE COMPANY, REMUNERATION BASED ON PERFORMANCE AND DISINCENTIVE TO EXCESSIVE RISK TAKING	73
II.33. ON THE REMUNERATION OF EXECUTIVE DIRECTORS:	73
(a) Reference to the fact that the remuneration of executive directors incorporates a variable component, and information on the way as such component depends on performance evaluation;	73
(b) Indication of the corporate bodies empowered to carry out the performance evaluation of executive directors;	73
(c) Indication of pre-determined criteria for the performance evaluation of executive directors;	73
(d) Clarification of the relative significance of the variable and fixed components of director remuneration, as well as indication of maximum limits for each component;	75
(e) Indication of the deferment of payment of the variable component of the remuneration, mentioning the deferment period;	76
(f) Explanation on how the payment of the variable remuneration is subject to continued positive performance by the company all along the deferment period;	76
(g) Sufficient information on the criteria on which the allocation of a variable remuneration in shares is based, as well as on executive directors keeping any shares granted them in the company, on any agreement executed as to such shares, notably hedging or risk transfer agreements, the limit thereof, and their relationship to the amount of the overall annual remuneration;	76
(h) Sufficient information on the criteria on which the allocation of a variable remuneration in options is based, and indication of deferment period and exercise price;	76
(i) Identification of the main parameters of and grounds for any annual bonus system and any other non-pecuniary benefits;	76
(j) Remuneration paid in the form of profit sharing and/or bonus payment, and the reasons why such bonuses and/or profit sharing were granted;	78
(l) Compensations paid or due to former executive directors in respect of termination of office during the financial year;	78
(m) Reference to contractual limitation as established for any compensation to be paid upon removal without just cause of a director, and its relationship with the variable component of the remuneration;	78
(n) Amounts paid, for any reason whatsoever, by other companies in a control or group relationship;	78
(o) Description of the main characteristics of complementary pension or early retirement systems for directors, specifying whether the same were subject to appraisal by the general meeting of shareholders;	78
(p) Estimate of the value of material non-pecuniary benefits deemed as remuneration not covered by the foregoing situations;	79
(q) Existence of mechanisms preventing executive directors from executing agreements that might put into question the reason for a variable remuneration.	79
II.34. REFERENCE TO THE FACT THAT THE REMUNERATION OF NON-EXECUTIVE DIRECTORS OF THE MANAGEMENT BODY DOES NOT INCORPORATE VARIABLE COMPONENTS	79
II.35. WHISTLEBLOWING	79
SECTION V. SPECIALISED COMMITTEES	80
II.36. PERFORMANCE EVALUATION, GOVERNANCE AND APPOINTMENT COMMITTEES	80
II.37. NUMBER OF MEETINGS OF THE COMMITTEES AND MINUTES OF SUCH MEETINGS	80
II.38. REFERENCE TO THE FACT THAT A MEMBER OF THE REMUNERATION COMMITTEE HAS KNOWLEDGE AND EXPERIENCE IN THE MATTER OF REMUNERATION POLICY	80
II.39. INDEPENDENCE OF THE PERSONS HIRED BY THE REMUNERATION COMMITTEE	81

CHAPTER III. INFORMATION AND AUDITING	82
III.1. CAPITAL STRUCTURE	82
III.3. IDENTIFICATION OF SHAREHOLDERS WITH SPECIAL RIGHTS AND DESCRIPTION OF SUCH RIGHTS	83
III.4. ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP	83
III.5. SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRANSFER OF SECURITIES OR VOTING RIGHTS	83
III.6. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY	83
Constitutive quorum for the General Meeting of Shareholders	83
Resolution quorum for the General Meeting of Shareholders	83
III.7. CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHTS ARE NOT EXERCISED BY SUCH EMPLOYEES	84
III.8. DESCRIPTION OF THE ISSUER’S SHARE PRICE EVOLUTION	84
III.9. DESCRIPTION OF THE DIVIDEND DISTRIBUTION POLICY ADOPTED BY THE COMPANY	86
Dividend distribution policy	86

4

Dividends distributed in the last financial years	86
III.10 MAIN CHARACTERISTICS OF SHARE ALLOTMENT AND SIMILAR PLANS	86
III.11. TRANSACTIONS WITH THE MANAGEMENT AND SUPERVISION OR WITH COMPANIES IN A CONTROL OR GROUP RELATIONSHIP	87
III.12. TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING	87
III.13. INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING	87
III.14. DESCRIPTION OF STATISTICAL DATA (NUMBER, AVERAGE AND MAXIMUM VALUE) FOR TRANSACTIONS SUBJECT TO PRIOR INTERVENTION BY THE SUPERVISORY BODY	87
III.15. ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE	87
III.16. REFERENCE TO THE EXISTENCE OF AN INVESTOR SUPPORT OFFICE OR OTHER SIMILAR SERVICE	88
III.17. INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATION IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE	88
III.18. REFERENCE TO THE ROTATION PERIOD OF THE EXTERNAL AUDITOR	90

APPENDIX I	91
United States rules applicable to PT, as a Foreign Private Issuer	91

APPENDIX II	94
Code of Ethics	94
Code of Ethics for Senior Financial Officers	94
Procedures implemented by PT for compliance with the rules applicable to Officer and Related Party Transactions	95
a) Group Officer Transactions	95
b) Related Party Transactions	95
Sustainable Development and Social Responsibility Policy	96

APPENDIX III	98
Functions performed by members of the management body in other companies	98
Professional qualifications and professional activities performed during the last 5 years	106

APPENDIX IV	114
Declaration of the Board of Directors on the remuneration applicable to PT Group officers (in the meaning of article 248B,3 of the Portuguese Securities Code)	114

APPENDIX V	115
Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA in force during the 2012 financial year	115

5

CHAPTER 0. CORPORATE GOVERNANCE RULES

CORPORATE GOVERNANCE RULES APPLICABLE TO PORTUGAL TELECOM

Portugal Telecom, SGPS S.A. (“Portugal Telecom”, “PT” or “Company”) complies with a significant number of CMVM Recommendations on the governance of listed companies published in January 2010 (“CMVM Recommendations”)(1) — which assessment is set out on this Report —, and which are reflected on its Anglo-Saxon-type corporate governance model as provided for under article 278,1(b) of the Portuguese Companies Code. This model’s integrity, transparency and strictness have been reinforced as well by the Company’s compliance with the binding rules and best practices applicable to foreign private issuers with securities admitted to trading on the New York Stock Exchange (“NYSE”).

In fact, as an issuer of securities admitted to trading on NYSE qualifying as a foreign private issuer, PT is subject to the mandatory rules set forth, notably, in Rule 10A-3 on Listing Standards Relating to Audit Committees issued by the Securities and Exchange Commission (“SEC”) for regulation purposes under Section 10A(m) of the Securities Exchange Act, as amended by the Sarbanes-Oxley Act, and the Final Rules approved by NYSE on corporate governance (Section 303A Corporate Governance Standards), all as described in Appendix I hereto.

PT is also subject to other rules adopted at internal level, which are relevant in its corporate governance structure, particularly the Regulations of the Board of Directors and its internal committees, as well as the Audit Committee Regulation.

Additionally, PT has approved several internal conduct and transparency rules, namely the Group’s Code of Ethics, the Code of Ethics for Senior Financial Officers, the rules on Management Transactions and the rules on Transactions with Related Parties, as well as a Sustainable Development and Social Responsibility Policy. A short description of all these rules is attached hereto as Appendix II.

PT further adopts rules and structures for internal control, risk management and whistleblowing.

(1) Available on www.cmvm.pt (http://www.cmvm.pt/EN/Recomendacao/Recomendacoes/Documents/2010consol.Corporate%20Governance%20Recommendations.2010.bbmm.pdf).

6

STATEMENT OF COMPLIANCE WITH CMVM RECOMMENDATIONS

All along 2012, Portugal Telecom has continued its consolidation task as to the Company’s governance principles and practices, in line with the main regulatory developments that occurred in 2010, particularly the modifications to the Portuguese Companies Code and the Portuguese Securities Code aimed at transposing the so-called Shareholders’ Directive, as well as the entry into force of CMVM Regulation no. 1/2010 and the CMVM Recommendations on Listed Companies Governance in its version published in January 2010.

Within this framework, Portugal Telecom’s current corporate governance model and principles:

•                Observe all legal rules of a binding content applicable to the Anglo-Saxon-type corporate governance model as provided for under article 278,1(b) of the Portuguese Companies Code;

•                Comply with all rules of a binding content on the creation of an Audit Committee pursuant to the Sarbannes-Oxley Act, Rule 10A-3 of SEC and Section 303A on Corporate Governance Standards of NYSE; and

•                Have progressively been taking in the recommendations and best practices in this field that may contribute to reinforce its governance model and practices.

The Company adopts the CMVM Recommendations on Listed Companies Governance as published in January 2010, except for Recommendations I.3.3, I.6.1, II.1.2.2, II.1.3.1 and II.1.5.3, which are not complied with for the reasons identified hereunder.

The high level of compliance with the best governance practices by Portugal Telecom was recognised by an independent study developed, in 2012, by the Universidade Católica Portuguesa (Portuguese Catholic University), at the request of AEM — Associação de Empresas Emitentes de Valores Cotados em Mercado (Portuguese Listed Companies Association), within which the Company was given the maximum rating (AAA), based on the Company’s 2011 governance report and compliance with the abovementioned CMVM Recommendations.

It should also be stressed that, within the scope of the Annual Report on the Governance of Listed Companies in Portugal for 2011, which was disclosed by CMVM in 2012, CMVM considered that overall the Company complied with 98% of CMVM Recommendations.

The Chapters of this Corporate Governance Report that contain a description of the measures taken by the Company for compliance with the said CMVM Recommendations are identified hereunder.

CMVM RECOMMENDATION	COMPLIANCE	REPORT

I. GENERAL MEETING OF SHAREHOLDERS

I.1 Board of the General Meeting of Shareholders

I.1.1 The chairman of the board of the general meeting of shareholders shall have human and logistic support resources as appropriate for his needs, taking into account the company’s economic position.

	Yes	Chapter I.

I.1.2 The remuneration of the chairman of the board of the general meeting of shareholders shall be disclosed on the Corporate Governance annual report.	Yes	Chapter I.3

I.2 Participation in the General Meeting of Shareholders

7

CMVM RECOMMENDATION	COMPLIANCE	REPORT

I.2.1 Any imposition of an advance period for the receipt by the board of the declarations of deposit or share blocking for participation in the General Meeting of Shareholders shall not exceed 5 business days.

	Not Applicable	Chapter I.4

I.2.2     In the event of adjournment of the general meeting of shareholders, the company shall not impose such blocking for the whole period until the session is resumed; the usual advance required for the first session shall be sufficient.

	Not applicable	Chapter I.5

I.3 Voting and exercise of the right to vote

I.3.1 Companies shall not provide for any bylaw restriction on voting by correspondence and, where adopted and admissible, on electronic vote by correspondence.	Yes	Chapters I.9 & I.10

I.3.2 The bylaw advance period for the receipt of voting declarations issued by correspondence shall not exceed three business days.	Yes	Chapter I.11

I.3.3 Companies shall ensure proportionality between voting rights and shareholding, preferably through a bylaw provision making one vote correspond to each share. Proportionality shall not be complied with, inter alia, by companies: (i) having shares that do not grant voting rights; (ii) establishing that voting rights in excess of a given number shall not be counted if issued by a single shareholder or by shareholder related to such shareholder.

No (1)

I.4 Quorum and resolutions

I.4.1 Companies shall not establish resolution quorum in excess of the provisions of the law.	Yes	Chapter I.8

8

CMVM RECOMMENDATION	COMPLIANCE	REPORT

I.5 Minutes and disclosure of resolutions passed

I.5.1 Extracts from the minutes of general shareholder meetings or documents of a similar content shall be made available to shareholders on the company’s website within five days from the day on which the general shareholder meeting is held, even though not inside information. Information disclosed shall cover resolutions passed, capital represented and voting results. Such information should be kept on this website during three years at least.

	Yes	Chapters I.13 & I.14

I.6 Measures regarding the control of the company

I.6.1 Measures adopted to prevent the success of takeover bids shall respect the interests of the company and of its shareholders. Corporate bylaws that provide, in observance of this principle, for a limitation to the number of votes that may be held or exercised by a single shareholder, individually or in agreement with other shareholders, shall also establish that, at least every five years, an amendment to or the maintenance of such bylaw provision shall be subject to a resolution at the general shareholder meeting — with no requirements for an aggravated quorum as compared to the legal one — and that upon such resolution all votes cast shall be counted without the operation of such limitation.

No (2)

I.6.2 Defensive measures the effect of which is to automatically cause serious erosion in the company’s assets in the case of change of control or of change in the composition of the management body, thus hindering the shares’ free transferability and shareholders’ free evaluation of the performance of members of the management body, shall not be adopted.

	Yes	Chapter I.20

II. MANAGEMENT AND SUPERVISORY BODIES

II.1 General

II.1.1 Structure and duties

II.1.1.1 The management body shall assess on its annual report on Corporate Governance the adopted model, by identifying any constraints on its operation and proposing action measures as are, in its opinion, creditworthy to overcome such constraints.

	Yes	Introduction, Corporate Governance

II.1.1.2 Companies shall create internal control and risk management systems, to safeguard their value and to the benefit of transparency in their corporate governance allowing for risk identification and management. Such systems shall incorporate, at least, the following components: (i) establishment of strategic corporate targets in the matter of risk assumption; (ii) identification of the main risks connected to the business actually carried out and to events susceptible of originating risks; (iii) review and measurement of the impact and probability of occurrence of each potential risk; (iv) risk management aimed at aligning risks actually incurred with the corporate

	Yes	Chapter II.5

9

CMVM RECOMMENDATION	COMPLIANCE	REPORT

strategic option as to risk assumption; (v) control mechanisms for the implementation and efficiency of risk management measures adopted; (vi) adoption of internal information and communication mechanisms on the various components of the system and for risk alerting; (vii) periodic assessment of the adopted system and implementation of modifications as necessary.

II.1.1.3 The management body shall ensure the creation and operation of internal control and risk management systems. It shall be the supervisory body’s responsibility to evaluate the operation of such systems and propose their adjustment to the company’s needs.

	Yes	Chapters II.5 & II.6

II.1.1.4 On their annual report on Corporate Governance, companies shall: (i) identify the main economic, financial and legal risks to which the company may be exposed in carrying out their business; (ii) describe the operation and efficiency of the risk management system.

	Yes	Chapters II.5 & II.9

II.1.1.5 Management and supervisory bodies shall be provided with internal regulations and shall have them disclosed on the company’s website.	Yes	Chapter II.7

II.1.2 Incompatibilities and independence

II.1.2.1 The board of directors shall include a sufficient number of non-executive directors whose role is to ensure an actual ability to audit, supervise and assess the activity of its executive members.

	Yes	Chapter II.1, Board of Directors

II.1.2.2 The non-executive members of the management body shall include a number of independent members as appropriate, taking into account the size of the company and its shareholder structure, which shall in no case be less than a quarter of the total number of directors.

	No (3)	Chapter II.14, Board of Directors

II.1.2.3 The assessment of non-executive member independence by the management body shall take into account all laws and regulations in force on independence requirements and incompatibility rule system applicable to members of the other corporate bodies, and ensure a systematic and time consistency in the application of independence criteria throughout the company. No director shall be deemed independent if such director could not assume such capacity in another corporate body by virtue of the applicable rules.

	Yes	Chapter II.14, Board of Directors

10

CMVM RECOMMENDATION	COMPLIANCE	REPORT

II.1.3 Eligibility and appointment

II.1.3.1 According to the applicable model, the chairman of the audit committee or of the committee for financial matters shall be independent and be qualified as appropriate for his duties.

	No (4)	Chapter II.14 Audit Committee
II.1.3.2 The selection procedure for non-executive board member candidates shall be designed in such a way as to prevent interference by executive members.	Yes	Chapter II.16

II.1.4 Policy on the report of irregularities

II.1.4.1 The company shall adopt a policy on the report of irregularities allegedly occurred within it, with the following data: (i) indication of the means that can be used for internal reporting of irregular practices, including the persons with legitimacy to receive such communications; (ii) indication of the treatment to be given to any such communications, including confidential treatment where the communicator so wishes.

	Yes	Chapter II.35
II.1.4.2 Such policy’s general guidelines shall be disclosed in the company’s Corporate Governance report.	Yes	Chapter II.35

II.1.5 Remuneration

II.1.5.1 The remuneration of the members of the management body shall be structured in such a way as to allow the alignment of their interests with the company’s long-term interests, be based on performance evaluation and disincentive excessive risk undertaking. For such purpose, remunerations shall be structured, notably, as follows:

Yes

(i) The remuneration of directors exercising executive duties shall incorporate a variable component, which determination shall depend on a performance evaluation carried out by the competent bodies of the company, according to pre-determined measurable criteria, taking into account the real growth of the company and the value actually created to its shareholders, its long-term sustainability and the risks undertaken, as well as compliance with the rules applicable to the company’s business.

	Yes	Chapters II.31, II.32, II.33 & II.34
(ii) The variable component shall be reasonable overall as compared to the fixed remuneration component, and maximum limits should be fixed for all components.	Yes

(iii) A significant portion of the variable remuneration shall be deferred for a period of no less than three years, and its payment shall be dependent on a continued positive performance by the company all along such period.

Yes
(iv) The members of the management body shall not enter into contracts, either with the company or with any third party, that might result in mitigating the risk inherent to	Yes

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CMVM RECOMMENDATION	COMPLIANCE	REPORT

remuneration variability as established by the company.

(v) Executive directors shall keep, up to the end of their term of office, all company shares to which they may have acceded by virtue of variable remuneration schemes, up to a limit of twice the amount of their total annual remuneration, save for such shares as are required to be disposed of in order to pay taxes arising from the benefit of those same shares.

Not applicable
(vi) Where the variable remuneration comprises the allotment of options, the beginning of the period of exercise shall be deferred for no less than three years.	Not applicable

(vii) Legal instruments as appropriate shall be established for compensation as established for any form of removal without just cause of a director not to be paid if such removal or termination by mutual agreement is due to inappropriate performance by such director.

Yes
(viii) Remuneration of non-executive members of the management body shall include no component the value of which depends on performance or the value of the company.	Yes

II.1.5.2 The statement on the remuneration policy for the management and supervisory bodies as referred to in article 2 of Law no. 28/2009 of 19 June 2009 shall, in addition to the content as mentioned thereunder, contain sufficient information: (i) on the groups of companies the remuneration policy and practices of which were taken as a comparison constituent for fixing the remuneration; (ii) on payments related to removal or termination by mutual agreement of director jobs.

	Yes	Chapters II.29 & II.30

II.1.5.3 The statement on remuneration policy as referred to in article 2 of Law no. 28/2009 shall further cover officers in the meaning of article 248B,3 of the Securities Code whose remuneration contains an important variable component. The statement shall be detailed and the policy presented shall take into account, inter alia, the long-term performance of the company, compliance with the rules applicable to the company’s business and restraint in risk taking.

	No(5)	Chapter II.29

II.1.5.4 “A proposal shall be submitted to the general shareholder meeting on the approval of plans for the allotment of shares and/or share call options or based on share price variations to members of the management, supervisory bodies and other officers in the meaning of article 248B,3 of the Securities Code. (…)”

	Not applicable	Chapters II.31 & II.33
II.1.5.6 At least one representative of the Compensation Committee shall be present at the general shareholder meetings.	Yes	Chapter I.15
II.1.5.7 The annual report on Corporate Governance shall disclose the amount of the remuneration received, in aggregate	This recommendation is no longer in

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CMVM RECOMMENDATION	COMPLIANCE	REPORT

and individual form, in other companies of the group and the pension rights acquired during the financial year concerned.	force

II.2 Board of Directors

II.2.1 Within the limits established by law for each management and supervisory structure, and other than by reason of the reduced size of the company, the board of directors shall delegate the management in the normal course of the company, and any delegated responsibilities shall be identified on the annual report on Corporate Governance.

	Yes	Chapter II.3, A., Executive Committee

II.2.2 The board of directors shall ensure that any company action is consistent with its goals, and shall not delegate its responsibility, notably, as regards: (i) the definition of the company’s strategy and general policies; (ii) the definition of the corporate structure of the group; (iii) any decisions as should be considered strategic decisions due to their amount, risk or special characteristics.

	Yes	Chapter II.3, A., Executive Committee
II.2.3 “In case the chairman of the board of directors carries out executive duties, the Board of Directors shall (...)”	Not applicable	Chapter II.1, Board of Directors & Chapter II.8
II.2.4 The annual management report shall include a description of the activity carried out by non-executive directors, and mention, inter alia, any constraints faced.	Yes	Chapter II.17

II.2.5. The company shall clearly and fully express its policy on function rotation within the Board of Directors, notably of the member responsible for the financial function, and provide information thereon in the annual report on Corporate Governance.

	Yes	Chapter II.11

II.3 Executive Committee

II.3.1 Directors exercising executive duties, where requested by other corporate body members, shall provide, in a timely manner and as appropriate for any such request, any information as so requested.

	Yes	Chapter II.3, A., Disclosure obligations of the Executive Committee

II.3.2 The chief executive officer shall send all notices and minutes of such committee’s meetings respectively to the chairman of the board of directors and to the chairman of the supervisory board or of the audit committee, as the case may be.

	Yes	Chapter II.13
II.3.3 “The chairman of the executive board of directors shall send to the chairman of the general and supervisory board (…)”.	Not applicable

II.4 Audit Committee

II.4.1 “The general and supervisory board (…)”	Not applicable

II.4.2 Annual reports on the business carried out by the general and supervisory board, the committee for financial matters, the audit committee and the supervisory board shall be subject to disclosure on the company’s website, together with the financial statements.

	Yes	Chapter II.4
II.4.3 Annual reports on the business carried out by the general and	Yes	Report available on PT’s website, Chapter II.4

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CMVM RECOMMENDATION	COMPLIANCE	REPORT

supervisory board, the committee for financial matters, the audit committee and the supervisory board shall include a description of their supervisory activity, and mention, inter alia, any constraints faced.

II.4.4 The general and supervisory board, the audit committee and the supervisory board, according to the applicable model, shall represent the company, for all intents and purposes, vis-à-vis the external auditor, it being its responsibility, inter alia, to propose the provider of such services and such provider’s remuneration, to take charge of ensuring, within the company, conditions as appropriate for such service provision, as well as being the company’s interlocutor and primary addressee of the relevant reports.

	Yes	Chapters II.3, B., Audit Committee & III.17

II.4.5 The general and supervisory board, the audit committee and the supervisory board, according to the applicable model, shall evaluate the external auditor each year and propose the removal of the same to the general shareholder meeting where cause therefor occurs.

	Yes	Chapter II.24 & III.17

II.4.6  Internal audit services and services ensuring compliance with the rules applicable to the company (compliance services) shall report functionally to the audit committee, to the general and supervisory board or, in case of companies adopting the Latin model, to an independent director or to the supervisory board, regardless of their hierarchical relationship with the executive management of the company.

	Yes	Chapters II.5 & II.6

II.5 Specialised committees

II.5.1 Other than by reason of the reduced size of the company, the board of directors and the general and supervisory board, according to the adopted model, shall create any committees as required to: (i) ensure a competent and independent performance evaluation of the executive directors and of their own overall performance evaluation, as well as of the various existing committees; (ii) ponder on the adopted governance system, check its efficiency and propose to the competent bodies any action as required to improve it; (iii) identify, in due time, potential candidates having the high profile required for the performance of director duties.

	Yes	Chapter II.2, Evaluation Committee and Corporate Governance Committee

II.5.2 The members of the compensation or similar committee shall be independent from the members of the management body and include at least one member with knowledge and experience on remuneration policy matters.

	Yes	Section IV, Independence of Members of the Compensation Committee & Chapter II.38

II.5.3  No individual or corporation providing or having provided, in the last three years, services to any structure depending on the Board of Directors or to the company’s Board of Directors itself or currently having a current relationship with a consultant to the company shall be engaged to support the Compensation Committee in its duties. This recommendation shall be also applicable to any individual or corporation related by employment contract or service agreement to such persons.

	Yes	Chapter II.39

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CMVM RECOMMENDATION	COMPLIANCE	REPORT

II.5.4 All committees shall draw up minutes of the meetings held.	Yes	Chapter II.37

III. INFORMATION AND AUDIT

III.1 General disclosure obligations

III.1.1 Companies shall ensure the existence of a permanent contact with the market, in observance of the principle of equality of all shareholders and preventing any asymmetries in the access to information by investors. For such purpose, the company shall keep an investor support office.

	Yes	Chapter III.16

III.1.2 The following information, to be available on the company’s website, shall be disclosed in English:

a) The name of the company, that it is a public company, its registered office and all other data mentioned under article 171 of the Companies Code;

b) The bylaws;

c) Identification of all members of the corporate bodies and the representative for market relations;

d) Investor Support Office, its duties and means of access;

e) Financial statements;

f) Six-month agenda of corporate events;

g) Proposals submitted to discussion and voting at the general shareholder meeting;

h) Notices for general shareholder meetings.

	Yes	Chapter III.16

III.1.3 Companies shall promote a rotation of the auditor, at the expiration of each two or three terms of office, according to such terms of office being of four or three years respectively. Keeping the auditor beyond such period must be grounded on a special opinion of the supervisory body expressly considering the independence conditions of the auditor and the benefits and costs of the auditor’s replacement.

	Yes	Chapter III.18

III.1.4 The external auditor shall, within the scope of his responsibilities, control the application of remuneration policies and systems, the efficiency and operation of internal control mechanisms and report any deficiencies to the supervisory body of the company.

	Yes	Chapter III.17

III.1.5 The company shall not engage either the external auditor or any person in a participation relationship with or incorporated in the same network as the external auditor to provide services other than audit services. Where there are reasons for such services to be engaged — which must be approved by the supervisory body and clearly and fully expressed in its annual report on Corporate Governance — the same shall not be in excess of 30% of the total amount of the services provided to the company.

	Yes	Chapter III.17

IV. CONFLICTS OF INTEREST

IV.1 Relationships with shareholders

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CMVM RECOMMENDATION	COMPLIANCE	REPORT

IV.1.1     Any transactions of the company with shareholders of qualified holdings, or entities in any kind of relationship with the same pursuant to article 20 of the Securities Code, shall be made under normal market conditions.

	Yes	Chapters III.12 & III.13

IV.1.2     Significant relevance transactions with shareholders of qualified holdings, or entities in any kind of relationship with the same pursuant to article 20 of the Securities Code, shall be submitted to a prior opinion by the supervisory body. This body shall establish the procedures and criteria as required for defining the level of significant relevance of such transactions and all other conditions for intervention.

	Yes	Chapter III.13

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(1)             CMVM Recommendation no. I.3.3 on the proportionality between voting rights and shareholding

According to this recommendation, companies shall ensure proportionality between voting rights and shareholding, preferably through a bylaw provision making one vote correspond to each share.

Consistently with what PT has defended in the past, PT considers that, since the principle according to which each share corresponds to one vote is not universally accepted and can generate inefficiencies in the organisation and operation of the General Meeting of Shareholders, it is justifiable to keep the bylaw provision for a minimum number of 500 shares to exercise one vote as set out in article 13,5.

In fact, such principle is not established in other jurisdictions or reference markets, and the European Union has stopped, at the end of 2007, any efforts regarding its adoption (either by means of a directive or through mere recommendation).

Additionally, a bylaw provision for a minimum number of shares to exercise one vote is intended to make the General Meeting of Shareholders function efficiently, and permit actual participation by Shareholders reaching such threshold. This provision is not intended to create a defensive measure or a control enhancing mechanism.

Also in accordance with CMVM Recommendation no. I.3.3, companies whose bylaws establish that voting rights above a certain number should not be counted if cast by a single shareholder or by shareholders related to such shareholder fail to comply with the said proportionality between voting rights and shareholding.

In this connection, it should be mentioned that PT does not adopt CMVM Recommendation no. I.3.3 because its Bylaws contain a limitation to vote counting, whereby votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the whole capital shall not be counted (article 13,10).

Essentially, and as better explained in (2) below, these bylaw limitations represent a measure of expansion of shareholder democracy and contribute to the dissemination of share capital and greater transparency in the governance of the Company.

It should be stressed, in fact, that the issue concerning proportionality between ownership and control of the shares held in listed companies has been widely discussed in the European Union, and several studies were produced and concluded that it is impossible to establish a clear causal connection between deviations from proportionality and the financial performance or corporate governance of a listed company.

(2)             CMVM Recommendation no. I.6.1 on defensive measures against takeovers and limitations to voting right exercise

In spite of the existence, as a result of the Company’s privatisation procedure, of class A shares in PT’s share capital, it is PT’s understanding that its Bylaws do not contain any defensive clauses contrary to the interests of the Company and its Shareholders, so much so since class A shares no longer grant special rights to the Portuguese State as the holder of such shares by virtue of the bylaw amendments as approved at the General Meeting of Shareholders held on 26 July 2011.

Additionally and as mentioned above, PT’s Bylaws stipulate a limitation on the counting of votes, whereby the votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total capital shall not be counted. The Bylaws do not establish that this bylaw provision must be subject, every five years, to evaluation by the General Meeting of Shareholders in order to resolve on its maintenance or not. Therefore, PT does not adopt CMVM Recommendation no. I.6.1.

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In truth, this provision, which intrinsically reflects — and which historically appeared in several European countries as — a measure of expansion of shareholder democracy (by reducing the voting power of major shareholders and correspondingly expanding the voting power of minorities) is also normally understood to possibly interfere with the success of takeover bids. However, notwithstanding the possible effect of reduction in the number of takeovers (as higher levels of shareholder participation are required to obtain control), such measure is also deemed as an incentive to the existence of more attractive conditions within the context of takeover bids, since only higher levels of acceptance by the addressees of such takeover bids allow the attainment of control thresholds.

Furthermore, within the context of the takeover bid to which PT was subject during the 2006 financial year, the abovementioned provision of the Bylaws (see reference to article 13 of the Bylaws above) was particularly visible. In fact, under the terms and conditions of the said takeover bid to acquire the shares representing PT´s share capital, which preliminary announcement was published on 6 February 2006 by the companies Sonaecom, SGPS, SA and Sonaecom, BV, the removal of the said voting restriction was a condition to which the takeover bid was subject.

However, at the General Meeting of Shareholders called for 2 March 2007 to vote for the said removal, even though exclusively within the context of the abovementioned takeover bid, the proposal was rejected by a majority of votes cast and without the opposition of the class A shares.

Therefore, the situation remained unchanged, based on the conviction that limitations as provided for under the Bylaws contribute to share capital dissemination and a greater transparency in the Company’s governance.

In this way, it is PT’s understanding that the measures adopted for the purpose of preventing the success of takeover bids respect the interests of the Company and of its Shareholders, and they correspond to their will as expressed at the abovementioned General Meeting of Shareholders of 2 March 2007.

(3)             CMVM Recommendation no. II.1.2.2 on the number of independent non-executive directors, which should be no less than a quarter of the total number of Directors

On the annual reports on the governance of listed companies for 2010 and 2011, both disclosed in 2012, CMVM has considered relevant for purposes of appraisal of director independence and as irrebuttable presumptions of lack of independence circumstances as provided for under article 414,5 of the Portuguese Companies Code (applicable by reference from CMVM Recommendation no. II.1.2.3).

According to such presumptions, independence is affected if a director is the owner, or acts in the name or on behalf of the owner, of a qualified holding equal to or in excess of 2% of the share capital and/or has been re-elected for more than two terms of office, whether on a continuous or on an interpolated basis.

A few non-executive Directors in the Company meet the abovementioned circumstances, either because they act in the name or on behalf of owners of qualified holdings in PT or of entities in a control or group relationship with such owners, or because they have been re-elected for more than two terms of office, as detailed in Chapters II.1., II.14. and II.15. of this Report.

The Company disagrees with such CMVM position, as it is the Company´s understanding that the remaining in office is no reason for automatic loss of independence by the members of the board, and that independence should rather be assessed on a material case-by-case basis, by (i) the Board of Directors as to those directors who do not incorporate the Audit Committee; or (ii) the Audit Committee as to the members of this supervisory body, as detailed in (4) below.

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PT considers that re-election to a management office of such directors, as recently resolved by 93.61% of the favourable votes of its Shareholders at the elective General Meeting held on 27 April 2012: (i) does not affect their fairness and impartiality, taking notably into account the successive mutations in the management body and in the Company’s diffused shareholder structure along successive terms of office; and (ii) their valuable contribution to an appropriate performance of supervisory duties entrusted to non-executive directors, considering, in particular, their experience, commitment and knowledge of the industry and the Company, as well as acknowledging their fairness and impartiality within the corporate bodies and the Company as a whole.

In addition, it is the Company’s understanding that the abovementioned non-executive Directors are fully independent in the light of the legal framework applicable to management bodies and meet all conditions as required for the performance of their duties and compliance with their obligations to act diligently and in the interest of the Company, also in an independent way, considering in particular: (i) the criteria defined under the Company’s internal rules, as detailed in Chapters II.14 and II.15 hereof, which are substantially in line with the general principles underlying the European recommendations(2) and CMVM Recommendations(3) and reflect and permit an independence assessment on a material case-by-case basis; as well as (ii) the criteria as provided for under Section 303A on Corporate Governance Standards of NYSE.

In conclusion, according to the interpretation adopted so far by CMVM as to application of the independence criteria provided for under CMVM Recommendation no. II.1.2.3 in force on the date hereof, the Company does not comply with CMVM Recommendation no. II.1.2.2. Notwithstanding, and in line with the qualitative and substantive assessment carried out by PT, the management body of the Company includes a number of independent members that is appropriate to its size and shareholder structure, fit to perform the supervision and accountability role specifically entrusted to such body.

(4)             CMVM Recommendation no. II.1.3.1 on the independence of the Chairman of the Audit Committee

On the annual reports on the governance of listed companies for 2010 and 2011, both disclosed in 2012, CMVM has considered that the Company fails to comply with this Recommendation on the grounds that the independence of the Chairman of the Audit Committee is hindered, in the light of article 414,5(b) of the Portuguese Companies Code, by the fact that he was re-elected for more than two terms of office to carry out non-executive duties in the management body of the Company.

For reasons as best explained in Chapter II.14 hereof, the Company disagrees with CMVM’s position, as it is the Company’s understanding that the Chairman of the Audit Committee is independent and has all appropriate training and knowledge.

Considering, based on legal opinions and as detailed in Chapter II.14 below, that the abovementioned provision does not determine an automatic loss of independence in the case under appraisal, PT has carried out a material overall assessment of the independence of the Chairman of the Audit Committee and concluded that he is independent, since he is in no way associated to any specific interest group within the Company or under any circumstance capable of affecting his impartial analysis or decision.

(2)  In light of European Commission Recommendation 2005/162/EC of 15 February 2005, as a general principle, directors are deemed independent if they do not keep any business, family or other relationship — with the Company, with owners of qualified holdings or with organisation structures of either of the same — “that creates a conflict of interest such as to impair [their] judgement.”

(3)  CMVM Recommendations refer to the requirements applicable to members of the supervisory bodies as provided for under articles 414 and 414A of the Portuguese Companies Code, whereby, as a general principle, directors are deemed independent if neither associated to specific interest groups within the Company nor under any circumstance capable of affecting their impartial analysis or decision.

19

Furthermore, it is PT’s understanding that the permanence in non-executive duties, as well as re-election within the supervisory body as recently resolved by 93.61% of the favourable votes of its Shareholders at the elective General Meeting held on 27 April 2012: on the one hand, do not affect his fairness and impartiality, taking notably into account the successive mutations in the composition of PT’s management body and in the Company’s diffused shareholder structure along successive terms of office; and, on the other hand, seems to be a relevant contribution to and quality for an appropriate performance of supervisory duties, in compliance with his fundamental care and loyalty obligations, in the interest of the Company.

Such contribution and quality are particularly relevant, most of all, in view of the following: (i) his qualifications and his knowledge and experience regarding the industry and the Company; (ii) the acknowledgment of his fairness and impartiality within the corporate bodies and the Company as a whole, which proves to be essential for the performance of the typical duties of the chairman of the supervisory body; and (iii) the continuity as required to respond to the demands made on the supervisory body of PT as an issuer of securities admitted to trade on Euronext Lisbon and NYSE.

(5)             CMVM Recommendation no. II.1.5.3 on the inclusion of officers’ remuneration in the content of the statement on remuneration policy mentioned in Law no. 28/2009 of 19 June 2009

This Recommendation extends the scope of the statement on the remuneration policy of management and supervisory body members provided for under Law no. 28/2009 of 19 June 2009 so as to include information on the officers’ remuneration policy, which, according to CMVM’s understanding, implies the submission of this policy to the General Meeting of Shareholders under an agenda item specifically related to the said remuneration policy statement.

PT’s understanding has been that such information on the remuneration of the Company’s officers, other than the members of the corporate bodies, should be included in a document prepared by the management body and submitted to the Annual General Meeting of Shareholders together with the statutory financial statements under the agenda item related to the annual accounts approval.

In fact, the Company’s officers that are not members of the corporate bodies are considered Company’s employees, and the definition of their remuneration policy is within the power of neither the General Meeting of Shareholders nor of the Compensation Committee, it is rather a matter related to the Company’s management.

This allocation of powers is not even specific to PT’s governance model. In fact, the remuneration of officers is, in any governance model, a matter related to human resource management, which is clearly a matter within the powers of the management body.

For all the above reasons, the Company cannot but consider that the Recommendation in question is not consistent with the legal rules in force, according to which: (i) matters of management are primarily within the powers of the management body; (ii) the definition of remuneration of the corporate bodies, and none other, is primarily within the powers of the general meeting of shareholders, who may appoint a compensation committee, and such committee is under the obligation of exercising the so-called “say on pay” enshrined in Law no. 28/2009 of 19 June 2009.

Such understanding does not impair the Board of Directors duty to report to the Company’s General Meeting of Shareholders as to officer remuneration policy, just like the Board does as to any matter within its powers, and so, in PT’s opinion, the proper venue for such purpose is the report and accounts submitted each year to the General Meeting of Shareholders.

In this way, in order to ensure transparency and accountability of management decisions in this field, the Board of Directors will submit the said policy to the Shareholders on an appendix to this corporate governance report.

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INTRODUCTION

PT STRUCTURE

PT is a global telecommunications operator, the leader at national level in all its operation segments, and offers, on a global integrated basis, its services, products and solutions to a universe in excess of 100 million customers.

PT is focused in three main geographies: Portugal, Brazil and Africa. It has a diversified business portfolio, where quality and innovation are the determining factors. PT is committed to improving the operational performance of its assets and to the sharing of best practices across the various businesses.

In the Portuguese market, PT is a customer-oriented company focused on innovation and execution, managing its business along customer segments: Residential, Personal, SMEs and Corporate.

The expansion of international operations to multiple geographies is one of the most important catalysts of value creation in the telecommunications sector and PT has built a relevant portfolio of international operations. The highlight at international level is PT’s operation in the Brazilian market, to which the Company has dedicated a significant portion of its investments.

PT is formally structured in the following business segments: telecommunications in Portugal (PT Comunicações and TMN), telecommunications in Brazil (Oi) and others, including international business in Africa, contact centre business in Portugal and Brazil, IT and innovation business and instrumental companies. Such units are coordinated by the holding company, led by its Executive Committee with the support of the corporate centre. Subsidiaries report functionally, not hierarchically, thus ensuring an effective articulation.

21

Portugal Telecom

Telecommunications in Portugal

Customer segment

Residential	100%	PT Comunicações
Personal	100%	TMN
Enterprise

Telecommunications in Brazil

	25.6%	Oi

Other telecommunications businesses

	25%	Unitel(1)
	40%	CVT(1)
	34%	MTC(1)
	51%	CST(1)
	41.12%	Timor Telecom
	28%	CTM (2)

Other businesses

	100%	PT Sistemas de Informação
	100%	PT Inovação
	100%	PT PRO
	100%	PT Contact
	44.4%	Contax

(1)         Shares held by Africatel, which is 75% controlled by PT.

(2)         On 13 January 2013, PT announced having entered into a final agreement for the sale of its stake in CTM to Citic Telecom International Holdings Limited.

CORPORATE GOVERNANCE

PT follows an Anglo-Saxon-type governance model, which is based on the existence of a Board of Directors, an Audit Committee composed of non-executive directors specifically appointed by the General Meeting of Shareholders and a Chartered Accountant (“ROC”) elected by the General Meeting of Shareholders upon a proposal by the Audit Committee.

PT’s organisation structure further includes a Compensation Committee elected by the General Meeting of Shareholders, which is responsible for determining the remunerations of the members of corporate bodies.

The members of the corporate bodies and of the Board of the General Meeting of Shareholders are elected for a three-year term of office, and they may be re-elected once or more times within the limits of the law.

PT’s governance model may be schematised as follows:

22

The values of efficiency, simplicity, transparency and accuracy are the basic pillars of this governance model providing PT with a structure as appropriate for the specificities and needs of the Company. This model has also been welcomed by the market.

Within this context, PT’s governance includes an Executive Committee with powers delegated by the Board of Directors, which acts on a predominantly operational basis, while the Board of Directors is entrusted with the supervision of corporate activities, with the support of a Corporate Governance Committee and of an Evaluation Committee, each such internal committee acting within the scope of its specific powers delegated by the management body. This supervision task is further reinforced by the action of the non-executive independent members of the Board of Directors.

A Disclosure Committee and a Sustainability Committee, as well as several operational departments that guarantee an effective and transparent management of the Company complete the Executive Committee’s supporting structures.

The Audit Committee, together with the Chartered Accountant, perform the supervision functions set forth in the applicable laws and regulations. In particular, the Audit Committee is responsible for

23

representing the Company in its relations with the external auditors and for monitoring PT’s internal control and risk management system.

PT General Meeting of Shareholders, in its turn, resolves on matters as specially assigned by law or the Company’s Bylaws, as well as on matters not comprised within the responsibilities of the other corporate bodies.

In this way, considering the full implementation and consolidation of the governance model adopted by the General Meeting of Shareholders of 22 June 2007, for purposes of compliance with the CMVM Recommendation no. II.1.1.1, and based on the reflection of the Corporate Governance Committee pursuant to CMVM Recommendation no. II.5.1.(ii), PT considers that this governance model ensures an effective performance of the duties of its corporate bodies and their articulation, and has proven appropriate to the specificities of the Company. There have been no constraints to its operation and no circumstance that might impair the regular functioning of the adopted checks and balances system has occurred as to justify any change to PT’s organisation structure or governance practices.

In fact, and as concluded within the follow up of this governance model made by the Corporate Governance Committee, such model has proven to be appropriate to catalyse national and international corporate governance best practices and to contribute to the accountability of the Company and its management vis-à-vis its shareholders, investors and the market.

24

CHAPTER I. GENERAL MEETING OF SHAREHOLDERS

The General Meeting of Shareholders, composed of Shareholders with the right to vote, ordinarily meets once a year or whenever its call is requested to the Chairman of Board of the General Meeting of Shareholders by the Board of Directors, the Audit Committee or by Shareholders representing at least 2% of the share capital.

The meetings are held at the registered office or other location as chosen by the Chairman of the Board pursuant to the law. They cannot take place by remote-access telematic means. The General Meeting of Shareholders is called and conducted by the Chairman of its Board or, in his absence or impossibility to conduct the works, by the Vice- Chairman.

Shareholders may participate directly in the General Meeting or appoint their representatives, within the broadest terms provided for under the Portuguese Companies Code. A duly signed letter addressed to the Chairman of the Board of the General Meeting of Shareholders is a sufficient instrument of representation.

For such purpose, Shareholders may access the representation letter form made available on the website www.telecom.pt in accordance with information disclosed by the Company in the relevant General Meeting notice, in compliance with article 23 of the Portuguese Securities Code.

In carrying out their duties, notably in the preparation, call and conduction of General Meetings of Shareholders, as well as in replying to queries raised or requests submitted by the Shareholders, the Chairman of the Board of the General Meeting of Shareholders, in addition to being assisted by the Vice-Chairman and the Secretary of the Board of the General Meeting of Shareholders, has the support of the services of the Company’s General Secretariat, which is provided with human and technical resources as required for the General Meeting to be appropriately held, taking into account, inter alia, the number of participants and the agenda of each meeting. The Chairman of the Board of the General Meeting of Shareholders is also provided with logistic support as required to carry out his duties, and the Shareholders may contact the Board of the General Meeting of Shareholders as follows:

Chairman of the Board of the General Meeting of Shareholders

Post Address:	Avenida Fontes Pereira de Melo, 40-10º piso, 1069-300 Lisboa
Telephone:	+351.800.207.369
Fax:	+351.215.001.890
E-mail:	assembleia-ptsgps@telecom.pt

The members of the Board of the General Meeting of Shareholders comply with the independence requirements of article 414,5 and incompatibility rules of article 414A,1, both of the Portuguese Companies Code, applicable by virtue of the provisions of article 374A of that same Code.

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I.1. IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

Board of the General Meeting of Shareholders

António Menezes Cordeiro	Chairman
Eduardo Vera-Cruz Pinto	Vice-Chairman
Francisco Leal Barona	Secretary

I.2. MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS — COMMENCEMENT AND EXPIRATION OF TERMS OF OFFICE

The members of the Board of the General Meeting of Shareholders were elected on 27 April 2012 for the 2012-2014 three-year term of office.

I.3. INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

By determination of the Compensation Committee approved during the 2008 financial year, the yearly remuneration of the Chairman of the Board of the General Meeting corresponds to 42,000 Euros.

I.4. INDICATION OF BLOCKING PERIOD REQUIRED FOR PARTICIPATION IN THE GENERAL MEETING OF SHAREHOLDERS

As a result of the implementation in the national legal system, by Decree-Law no. 49/2010 of 19 May 2010, of Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in listed companies, such companies are now prevented from requiring from their shareholders the blocking of their shares for purposes of confirmation of entitlement to voting rights and participation in the General Meeting of Shareholders.

In this way, CMVM Recommendation no. I.2.1, as well as item I.4 of Appendix I to CMVM Regulation no. 1/2010, are no longer in force.

I.5. INDICATION OF RULES APPLICABLE TO SHARE BLOCKING IN THE EVENT OF ADJOURNMENT OF THE GENERAL MEETING OF SHAREHOLDERS

As referred to in the foregoing item, in the light of the rules currently in force, it is not admissible for listed companies to require that shareholders block their shares in order to participate in the General Meeting of Shareholders.

Consequently, CMVM Recommendation no. I.2.2 and item I.5 of Appendix I to CMVM Regulation no. 1/2010 should be considered as no longer in force.

I.6. NUMBER OF SHARES CORRESPONDING TO ONE VOTE

Under the Company’s Bylaws, each 500 shares grant the right to one vote. Shareholders holding a lesser number of shares may group together and be represented by one of the group members, so as to jointly accumulate the number of shares necessary to exercise the right to vote. Only Shareholders entitled to vote may attend a General Meeting of Shareholders.

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Within the framework of American Depository Receipts (ADR) or Global Depository Receipts (GDR) programmes having as their object Company shares, the holders of ADR or GDR are deemed to be the Shareholders, while the entity in whose name the shares are registered is deemed a simple representative of the Shareholders, provided however that such Shareholders comply with the conditions set forth in the Bylaws for the exercise of such right. These conditions are communicated to the holders of the right to vote in each notice for the General Meeting of Shareholders.

I.7. LIMITATIONS ON VOTING RIGHT EXERCISE OR VOTE COUNTING

In addition to Chapter I.6. above, and according to article 13 of the Company’s Bylaws, the votes cast by a single holder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total voting rights corresponding to the share capital shall not be counted. Shares held by a person in situations as provided for under article 20 of the Portuguese Securities Code shall be deemed to belong to the shareholder, and the limitation on the counting of votes cast by each person affected by the said provision shall be proportional to the number of votes held and cast.

There are no shares not granting voting rights.

I.8. BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS

Under article 14 of the Company’s Bylaws, the General Meeting of Shareholders resolves, on a first or subsequent call, by a majority of votes cast, without prejudice to any qualified majority as required in cases as provided for by law.

In this way, the constitutive and resolutive quorum of the General Meeting of Shareholders established under PT’s Bylaws is no different from that established under the Portuguese Companies Code.

The rules applicable to resolutions on any amendment to the bylaws are described in Chapter III.6.

PT’s Bylaws do not provide for any system of detachment of patrimonial rights pertaining to the shares.

I.9. EXISTENCE OF BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE

The Company Bylaws provide that the voting by correspondence may encompass all matters contained in the notice, under the terms and conditions set forth therein, and votes cast in this way shall be considered at the time of the counting by adding the same to the voting rights exercised in the course of the General Meeting.

The Bylaws further provide that the terms and conditions for voting by correspondence shall be defined by the Chairman of the Board of the General Meeting of Shareholders on the notice, in order to ensure their authenticity, regularity, security, reliability and confidentiality up to voting.

Vote authenticity shall be ensured before the Chairman of the Board of the General Meeting of Shareholders by means of a communication with a legally acknowledged signature, in the case of corporations, or, in the case of individuals, with a simple signature together with a photocopy of the relevant identity card. In order to guarantee vote confidentiality, the said communication shall be sent in a closed envelope that will only be considered at the time of vote counting.

Additionally, the Bylaws provide that votes cast by correspondence are deemed as negative votes as to any resolution proposals submitted after such votes were cast. The presence at a General Meeting

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of a shareholder who had exercised his voting rights by correspondence, or of his representative, determines the revocation of the vote so cast.

I.10. MAKING AVAILABLE A FORM FOR THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE

According to PT’s practice, the procedure for voting by correspondence shall be as follows:

•                       Shareholders entitled to vote may, according to article 22 of the Portuguese Securities Code, exercise such vote by correspondence, provided that, by the time and date scheduled on the notice, a communication addressed to the Chairman of the Board of the General Meeting is delivered to the latter, such communication to be with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant ID card), and set out the address to where voting papers and other documentation should be sent. In reply, the voting papers and other relevant documentation will be sent to such Shareholders, who shall send to the Chairman of the Board of the General Meeting, in such a way as to be received by the time and date scheduled on the notice for the General Meeting a closed envelope containing another closed envelope with the duly filled in voting papers;

•                       Notwithstanding the possibility of downloading the voting papers from the Internet according to the next paragraph, there are voting papers available to Shareholders at the offices of the Company, and the same may also be provided by hand delivery, by post or by electronic mail;

•                       As an alternative, Shareholders may also download the voting papers from the website www.telecom.pt, and send the same, addressed to the Chairman of the Board of the General Meeting, duly filled in and in a closed envelope, in such a way as to be received, together with an envelope containing a copy of the ID card (or, for corporations, a legally acknowledged signature), by the time and date scheduled on the notice for the General Meeting.

I.11. REQUIREMENT FOR A PERIOD OF TIME BETWEEN RECEIPT OF THE DECLARATION OF VOTE BY CORRESPONDENCE AND THE DATE OF THE GENERAL MEETING OF SHAREHOLDERS

The period of time implemented for receipt of declarations of vote by correspondence according to PT’s practice since the 2008 Annual General Meeting of Shareholders is 3 business days prior to the date of the General Meeting, in compliance with CMVM Recommendation no. I.3.2.

I.12. EXERCICE OF VOTING RIGHTS BY ELECTRONIC MEANS

All bylaw rules described in Chapter I.9. are applicable to the exercise of voting rights by electronic means.

According to a practice implemented in the Company, Shareholders may vote through the website www.telecom.pt in observance of the requirements established thereon, provided that, by the time and date scheduled on the notice for the General Meeting of Shareholders, they deliver to the Chairman of the Board of the General Meeting a communication, prepared in accordance with the form made available on that same website, with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant ID card), and setting out the post address to where the password to be made available by the Company should be sent.

Such Shareholders may exercise their voting rights during the period established on the notice for the General Meeting of Shareholders.

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I.13. EXTRACTS FROM MINUTES OF GENERAL MEETINGS OF SHAREHOLDERS

PT disclosed to the market, within 5 days as from the Annual General Meeting held on 27 April 2012, information regarding the resolutions passed by the Shareholders, capital represented and voting results.

PT also made available on its website an extract of the minutes of the General Meeting of Shareholders held in 2012.

In this way, PT complies with CMVM Recommendation no. I.5.

I.14. BACKGROUND INFORMATION ON GENERAL MEETINGS OF SHAREHOLDERS

Under article 21C of the Portuguese Securities Code, the proposals to be submitted by the Board of Directors to the General Meeting of Shareholders, as well as the reports that must be attached thereto by law and all other preparatory information data, are made available to Shareholders at the Company’s registered office and on the Company’s website on the date of publication of the notice for the General Meeting of Shareholders and always for a period of no less than 21 days prior to the meeting. These documents are also disclosed in the English language.

At the time of the preparation of the Annual General Meeting of Shareholders, the financial statements are also made available to Shareholders on the CMVM Information Disclosure System, simultaneously with the disclosure of the notice.

In order to provide easier access to such documents, especially by foreign Shareholders, the Investor Relations Office will send the same by post, fax or electronic mail, upon request.

Moreover, the text of the proposals submitted by Shareholders to the General Meeting of Shareholders is available on the Company’s website as provided for by law and regulations.

Additionally, PT discloses a summary of the resolutions approved at the General Meeting of Shareholders on the CMVM Information Disclosure System and on its website, as well as through its Investor Relations Office.

PT keeps on its website, in respect of the three preceding years, a record of the agendas and resolutions approved at the General Meetings, as well as information on the share capital represented and voting results at the relevant meetings, thereby adopting CMVM Recommendation no. I.5.

I.15. INDICATION OF THE REPRESENTATIVE(S) OF THE COMPENSATION COMMITTEE ATTENDING GENERAL MEETINGS OF SHAREHOLDERS

At General Meetings of Shareholders held by the Company, at least one member of the Compensation Committee has been present at all times pursuant to CMVM Recommendation no. II.1.5.6. At the General Meeting held on 27 April 2012, Álvaro Pinto Correia, Chairman of PT’s Compensation Committee during the current term of office, attended the meeting.

I.16. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN THE REMUNERATION AND EVALUATION POLICY

Remuneration policies implemented in PT are as referred to under Chapters II.29. and II.30. Such policies are reported for discussion by the Shareholders at all Annual General Meetings of Shareholders.

Moreover, pursuant to the law, the General Meeting of Shareholders carries out an overall appraisal of the management (and supervision) of the Company each year.

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I.17. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN SHARE ALLOTMENT PLANS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS

There are no share allotment and/or stock option plans, or other share plan based on share price variation for members of the management and supervisory bodies and other officers (in the meaning of article 248B,3 of the Portuguese Securities Code).

I.18. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN PENSION BENEFIT SYSTEMS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS

There are no PT sponsored retirement benefit plans applicable to the members of the Company’s management and supervisory bodies.

The pension benefit system applicable to some Company officers (in the meaning of article 248B,3 of the Portuguese Securities Code) is described on Note 14 to the consolidated financial statements. It is reported for discussion by the Shareholders at all Annual General Meetings of Shareholders.

I.19. BYLAW PROVISION REGARDING THE SUBMISSION TO THE GENERAL MEETING OF SHAREHOLDERS, EVERY FIVE YEARS, OF THE RULE OF LIMITATION OF VOTES SUSCEPTIBLE OF HOLDING OR EXERCISE BY A SINGLE SHAREHOLDER

PT’s Bylaws include a limitation on the counting of votes, whereby any votes in excess of 10% of the total voting rights corresponding to the share capital cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, shall not be counted (article 13,10). The Bylaws do not provide, however, for such clauses to be subject, every five years, to General Shareholder Meeting resolution deciding on whether to keep the same on the Bylaws.

I.20. DEFENSIVE MEASURES CAUSING EROSION IN THE COMPANY’S ASSETS

The Company does not adopt any defensive measures the effect of which is to automatically cause serious erosion in the Company’s assets in the event of a change of control or change in the composition of the management body.

I.21. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES

In the normal course of business, PT has entered into agreements that might be amended or terminated in the event of a change of control in the Company. Due to their relevance the following should be highlighted: Private Instrument for a Call Option on Shares Issued by Telemar Participações S.A., Pasa Participações S.A., EDSP75 Participações S.A. and other Oi Companies, entered into on 25 January 2011.

Under such agreement, the companies in the Oi Group shall be entitled to acquire from the PT Group, who will be under the obligation of selling, its shares as directly and indirectly held in the Oi Group, in the event of a change of PT control structure as defined under the agreement. Such call option shall remain in force for as long as PT is the holder of a direct or indirect share in Telemar Participações S.A.

Moreover, the Addendum to the Shareholders’ Agreement in respect of Telemar Participações S.A., also entered into on 25 January 2011 between PT and shareholders in Telemar Participações S.A., provides that the controlling shareholder, whether directly or indirectly, of any one of the parties (PT

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included) can only cease exercising control over such party upon prior submission by the latter of a proposal for disposal of the shares held by such party in Telemar Participações S.A. to the other parties to the agreement.

Additionally, we should mention the shareholders’ agreement entered into between PT and Samba Luxco Sarl (“Helios”), dated 13 August 2007, regarding the company Africa PT, BV (currently “Africatel, BV”), incorporated within the context of the strategic partnership established between the above companies for the purpose of jointly creating and developing a telecommunications service provider operating in the entire Sub-Saharan Africa. Under such shareholders’ agreement, in the event of a change of control in Portugal Telecom, Helios shall have a put option to sell to PT its entire shareholding in Africatel, BV.

Finally, during the 2011 financial year PT entered into new financing agreements, in the overall amount of 1,200,000 Euros, which contain change of control clauses. PT has also issued, through PT International Finance BV, during the 2012 financial year, one Eurobond in the amount of 750,000,000 Euros, the terms and conditions of which include change of control clauses that shall only be enforced, however, where accompanied by a downgrade in PT’s rating as a result of the transaction in question.

PT describes the financial covenants that may affect the Company as regards change of control clauses under Note 38 to the consolidated financial statements included in the Report and Consolidated Accounts for 2012.

There are no significant agreements entering into force in the event of change in control in PT.

I.22. AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE OF CONTROL

There are no agreements between PT and the members of the management body or officers providing for compensation in the event of resignation, removal without just cause or termination of employment relationship following a change of control in the Company.

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CHAPTER II. MANAGEMENT AND SUPERVISORY BODIES

SECTION I. GENERAL

II.1. IDENTIFICATION AND COMPOSITION OF CORPORATE BODIES

Board of Directors

The members of the Board of Directors were elected on 27 April 2012 for the 2012-2014 three-year term of office. As of 31 December 2012, the composition of the Company’s Board of Directors was as follows:

Members (date of first appointment)	Board of Directors	Executive Committee	Audit Committee	Corporate Governance Committee	Evaluation Committee	Independence(5)	No. of shares
Henrique Granadeiro (2003)	Chairman			Chairman	Chairman(2)	Yes	150
Zeinal Bava (2000)	Member	Chairman (CEO)			Member (3)		63,161
Luís Pacheco de Melo (2006)	Member	Member (CFO)					45
Alfredo Baptista (2011)	Member	Member					8,193
Carlos Alves Duarte (2009)	Member	Member					40
Manuel Rosa da Silva (2009)	Member	Member					90
Pedro Durão Leitão (2011)	Member	Member					758
Shakhaf Wine (2009)	Member	Member					—
Amílcar de Morais Pires (2006)	Member						3,242
Fernando Portella (2012) (1)	Member						—
Francisco Soares (2006)	Member			Member	Member	Yes	—
Gerald S. McGowan (2003)	Member			Member		Yes	30,000
João de Mello Franco (1998)	Member		Chairman	Member	Member (4)	Yes	13,308	(6)
João Nuno Palma (2012)	Member			Member			1.436
Joaquim Goes (2000)	Member			Member	Member		2,437
José Xavier de Basto (2007)	Member		Member			Yes	—
José Cabral dos Santos (2012)	Member						—
Maria Helena Nazaré (2009)	Member					Yes	—
Mário João de Matos Gomes (2009)	Member		Member			Yes	—
Milton Silva Vargas (2009)	Member				Member		—
Nuno de Almeida e Vasconcellos (2006)	Member						11,190

Members (date of first appointment)	Board of Directors	Executive Committee	Audit Committee	Corporate Governance Committee	Evaluation Committee	Independence(5)	No. of shares
Otávio Marques de Azevedo (2011)	Member				Member		—
Paulo Varela (2009)	Member			Member			7,134

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Rafael Mora Funes (2007)	Member	Member	Member	501	(7)

(1) Director Fernando Magalhães Portella was co-opted onto the Board of Directors on 25 October 2012 to replace director Pedro Jereissati, who submitted his resignation to the Company on that same day.

(2) Inherently in his office as Chairman of the Board of Directors.

(3) Inherently in his office as CEO.

(4) Inherently in his office as Audit Committee Chairman.

(5) Evaluation of independence made in accordance with Service Orders no.s 3.08 and 4.08 of PT’s Board of Directors and Audit Committee and article 414,5 of the Portuguese Companies Code, as the case may be, which may differ as to some directors from the evaluation made according to CMVM’s understanding as to article 414,5(b) of the Portuguese Companies Code and CMVM Recommendation no. II.1.2.3 expressed on the reports on listed company governance for 2010 and 2011, which was taken into account by PT in its declaration of non-compliance with CMVM Recommendations no.s II.1.2.2 and II.1.3.1. For further information on this matter, please see Chapters II.14 and II.15 below.

(6) 322 of which are held by his spouse.

(7) 100% held by his spouse.

At its meeting held on 25 October 2012, the Board of Directors decided to co-opt, in order to complete the 2012-2014 term of office, Fernando Magalhães Portella as non-executive member, following the resignation submitted on that same day by non-executive member Pedro Jereissati. Taking into account that no General Meeting of Shareholders was called in the meantime, the Shareholders will be called to resolve on the ratification of such co-option of a member of the Board of Directors of the Company at the General Meeting of Shareholders that will take place in April 2013.

The Board of Directors of PT is composed of a minimum of 15 and a maximum of 25 members, who are elected by a majority of the votes cast at the General Meeting of Shareholders. According to corporate law, a minimum of Shareholders representing at least 10% of the share capital and voting against the winning proposal in the election of the Board of Directors may appoint a member of the management body.

PT’s directors are appointed for a three-year term of office, the election year being considered as a full calendar year. There are no restrictions on the re-election of directors.

On 3 October 2008, the Board of Directors approved its Internal Regulation, whereby non-executive members of this corporate body must correspond to, at least, the majority of the directors in office. Amongst the 24 directors of the Company in office on 31 December 2012, 7 were executive directors and 17 were non-executive directors. This proportion largely exceeds the abovementioned one and, furthermore, is in full compliance with CMVM Recommendation no. II.1.2.1.

Executive Committee

The Board of Directors appoints the Chief Executive Officer (“CEO”) and all other members of the Executive Committee. These members are appointed upon proposal by the CEO.

Composition

Zeinal Bava	Chairman
Luís Pacheco de Melo	Member (CFO)
Alfredo Baptista	Member
Carlos Alves Duarte	Member
Manuel Rosa da Silva	Member
Pedro Durão Leitão	Member
Shakhaf Wine	Member

Audit Committee

In observance of the requirements of article 423B of the Portuguese Companies Code and PT’s Bylaws, the Audit Committee is exclusively composed of non-executive directors meeting the requirements of independence defined under article 414,5 of the same Code, as further explained in Chapter II.14 below, and having higher education as appropriate to carry out their duties, with at least one member having knowledge of audit and accounting matters.

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The members of the Audit Committee are appointed by the General Meeting of Shareholders together with all other directors and, in accordance with the Company’s Bylaws, the lists proposed for the composition of the Board of Directors must specify the members to be appointed to the Audit Committee and its Chairman.

Composition

(date of first appointment)

João de Mello Franco (22/06/2007)	Chairman
José Xavier de Basto (22/06/2007)	Member
Mário João de Matos Gomes (27/03/2009)	Member

Chartered Accountant

The 2012-2014 three-year term of office of the Chartered Accountant commenced on 27 April 2012, its effective member being the firm P. Matos Silva, Garcia Jr., P. Caiado & Associados, Sociedade de Revisores Oficiais de Contas, Lda., represented by Pedro João Reis de Matos Silva, Chartered Accountant.

Pursuant to its duties, PT’s Audit Committee assessed the independence of the Chartered Accountant, and appraises its work during the 2012 financial year as positive.

The remuneration of the abovementioned audit firm as paid and/or due by reference to the 2012 financial year was 242,500 Euros, including services provided to the following Group companies: Portugal Telecom, PT Investimentos Internacionais, PT Ventures, PT Participações, Timor Telecom, PT Imobiliária and PT Compras.

II.2. IDENTIFICATION AND COMPOSITION OF SPECIALISED COMMITTEES CREATED WITH POWERS IN MATTERS OF CORPORATE MANAGEMENT OR SUPERVISION

Evaluation Committee

In line with the best national and international practices in the matter of corporate governance, as well as with the recommendations issued by CMVM within this framework and with the Final Rules approved by the New York Stock Exchange on corporate governance following the Sarbanes-Oxley Act, PT’s Board of Directors resolved, on 15 October 2008, to delegate to an Evaluation Committee the powers required for the evaluation of the executive members of the management body and of the Board of Directors as a whole, as well as consulting functions regarding the selection of the members of the management bodies of the most relevant companies within the PT Group.

It should be stressed, in fact, that since the 2009 Annual General Meeting of Shareholders PT has been adopting a practice that is innovative among Portuguese companies admitted to trade, i.e. submitting to the shareholders at elective General Meetings a report prepared by the Evaluation Committee on the selection procedure for directors whose election is proposed at such General Meetings, and so we might say that PT is at the vanguard of good practices on this matter as well.

As provided for under the corresponding delegation of powers, the Evaluation Committee is composed of the Chairman of the Board of Directors, the Chief Executive Officer, the Chairman of the Audit Committee and four non-executive directors, including at least one independent director, and their term of office shall be the same as the term of office of the Board of Directors. The Chairman of the Board of Directors of the Company shall be the Chairman of the Evaluation Committee, unless he

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is also the Chief Executive Officer, in which case one of the non-executive members designated for such purpose by the Board of Directors shall be the Chairman of this Committee.

It should further be stressed that the attendance of the Chief Executive Officer at this Committee is not to the prejudice of compliance with CMVM Recommendation no. II.5.1, since the CEO is, under the relevant Regulation, prevented from voting on resolutions related, on the one hand, to the annual performance appraisal of the members of the Executive Committee, and on the other hand to the selection procedure for PT’s non-executive directors.

Composition

Henrique Granadeiro(1)	Chairman
Zeinal Bava(2)	Member
Francisco Soares	Member
João de Mello Franco(3)	Member
Joaquim Goes	Member
Milton Silva Vargas	Member
Otávio Marques de Azevedo	Member
Rafael Mora Funes	Member

(1) Inherently in his office as Chairman of the Board of Directors.

(2) Inherently in his office as CEO.

(3) Inherently in his office as Chairman of the Audit Committee.

Corporate Governance Committee

In compliance with the applicable legal and regulatory requirements, and in order to adopt the existing recommendations and best international practices, as of 31 December 2012 and the date hereof, in addition to the Executive Committee and the Evaluation Committee, the Board of Directors comprises a committee responsible for assessing and developing the corporate governance model: the Corporate Governance Committee.

The Corporate Governance Committee is composed of non-executive members of the Board of Directors having experience and knowledge as appropriate to reflect on the corporate governance model and permanently following up the adoption of the best corporate governance practices within the PT Group, in light of the specific features of the Company. The Chairman of the Corporate Governance Committee is appointed by the Board of Directors.

Composition

Henrique Granadeiro	Chairman
Francisco Soares	Member
Gerald S. McGowan	Member
João de Mello Franco	Member
João Nuno Palma	Member
Joaquim Goes	Member
Paulo Varela	Member
Rafael Mora Funes	Member

Structures Supporting the Executive Committee

Investors decisions pertaining to the allocation of capital to listed companies currently take into account not only economic evaluations, but also information transparency and the companies’ executive management safety, sustainability and reliability levels.

Therefore, the Executive Committee has appointed, within the scope of the powers delegated by the Board of Directors, two supporting structures in order to better perform its assignments.

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The composition of the structures supporting the Executive Committee is as follows:

Disclosure Committee

Luís de Sousa Macedo	Chairman
Francisco Nunes	Member
Nuno Prego	Member
Carlos Cruz	Member
Nuno Vieira	Member
Guy Pacheco	Member
Bruno Saldanha	Member

Sustainability Committee

The Sustainability Committee is composed by a Management Committee and by 7 subcommittees, all chaired by PT CEO, as follows:

Management Committee:

•                       PT CEO;

•                       Directors of PT Comunicações, TMN, PT PRO, PT Inovação, PT SI, PT Compras and PT II responsible for the sustainability function within their respective company;

•                       Managing Director of Fundação PT;

•                       Head of the sustainability area.

Power and Environment Subcommittee:

•                       PT CEO;

•                       Team responsible for the sustainability area;

•                       Managers in charge of company power management: on the network, IS and administrative areas;

•                       Heads of waste management and disposal;

•                       Heads of equipment and service purchase at the various PT Group companies;

•                       Head of fleet management.

Labour Relations, Human Rights and SST Subcommittee:

•                       PT CEO;

•                       Team responsible for the sustainability area;

•                       Manager responsible for qualification development;

•                       Manager responsible for human resources at PT Group companies;

•                       Head of relationship with employee representatives;

•                       Heads of SST at PT Group companies;

•                       Head of relationship with suppliers;

•                       Head of internal and external volunteer programmes of PT Group companies.

Stakeholder Relationship Subcommittee:

•                       PT CEO;

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•                       Team responsible for the sustainability area;

•                       Manager responsible for the relationship with analysts and Shareholders;

•                       Manager responsible for the relationship with customers;

•                       Manager responsible for the relationship with employees and their representatives;

•                       Manager responsible for the relationship with suppliers;

•                       Manager responsible for the relationship with the media;

•                       Manager responsible for the relationship with State regulatory authorities;

•                       Manager responsible for the relationship with NGOs;

•                       Manager responsible for risk management.

Corporate Communication, Brand and Product and Service Marketing Subcommittee:

•                       PT CEO;

•                       Team responsible for the sustainability area;

•                       Corporate communication Manager;

•                       Product and service marketing Managers of PT Group companies;

•                       Head of brand management;

•                       Head of social media.

Service and Solution Innovation and Development Subcommittee:

•                       PT CEO;

•                       Team responsible for the sustainability area;

•                       OPEN Manager;

•                       Network implementation Manager;

•                       IS development Manager;

•                       Heads of voice products, TV, broadband and corporate solution management;

•                       Standing improvement Manager.

Supplier Relationship Subcommittee:

•                       PT CEO;

•                       Team responsible for the sustainability area;

•                       Supplier relationship Manager;

•                       Heads of service and material acquisition;

•                       Head of outsourcer contracts.

Sustainability practice sharing with international subsidiaries and affiliates Subcommittee:

•                       PT CEO;

•                       Team responsible for the sustainability area;

•                       PT II;

•                       Heads of sustainability and/or corporate citizenship of subsidiaries and affiliates.

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II.3. DISTRIBUTION OF POWERS AMONG THE VARIOUS CORPORATE BODIES, COMMITTEES AND/OR DEPARTMENTS OF THE COMPANY

A. MANAGEMENT BODY

Board of Directors

The Board of Directors is the corporate body responsible for managing the Company’s businesses and practicing all acts regarding the corporate scope that are not within the powers of other corporate bodies. It establishes the strategic orientation of the PT Group and monitors the day-to-day management of the Executive Committee.

In order to guarantee the existence of a structure as appropriate for PT’s management needs, the Board of Directors has delegated day-to-day management powers to the Executive Committee and granted specific powers to the Corporate Governance Committee in the follow up of the corporate governance system and to the Evaluation Committee in the matter of remunerations, evaluation of director performance, and within the scope of selection procedures, as described herein.

Notwithstanding the Audit Committee’s powers, the Board of Directors is also responsible for ensuring the Company has effective internal control, risk management and internal auditing systems implemented.

Other than any matters excluded by law, the Board of Directors is forbidden from passing resolutions on matters assigned by the Bylaws to the General Meeting of Shareholders. Shareholders, in their turn, may only resolve on management matters at the request of the management body.

However, the Board of Directors is authorised to increase the share capital, following an opinion in favour issued by the Audit Committee and a resolution approved by the General Meeting of Shareholders, as described in Chapter II.10 of this report.

Executive Committee

The Board of Directors has delegated the day-to-day management of the Company to the Executive Committee, and retained the duties of supervision and control. For such purpose, the Board of Directors assigned to the Executive Committee all necessary powers, although it may revoke at any time the powers delegated, other than those in respect of the matters listed hereinafter:

•                       Co-opting directors;

•                       Request for the call of General Meetings of Shareholders;

•                       Annual reports and accounts to be submitted to the approval of the Annual General Meeting of Shareholders;

•                       Posting bonds and personal guarantees or guarantees in rem by the Company, the authority for which is reserved to the Board of Directors, without prejudice to the provisions of article 15(h) of the Bylaws;

•                       Change of the Company’s registered office;

•                       Projects for spin-off, merger and conversion of the Company, to be proposed to the General Meeting of Shareholders, as well as acquisitions, disposals, mergers, spin-offs and strategic partnership agreements involving companies of the PT Group, where, in such situations, these transactions do not constitute simple internal reorganisations of the PT Group within the framework of the general goals and fundamental principles approved by the General Meeting of Shareholders;

•                       Plans for share capital increases to be proposed to the General Meeting of Shareholders;

•                       Amendments to the Bylaws to be proposed to the General Meeting of Shareholders;

•                       Definition of the general goals and of the fundamental principles of the policies of the PT Group to be submitted for approval at the General Meeting of Shareholders, notably the definition of

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the sectors of investment and disinvestment, the policy for geographical expansion of its businesses and the strategic options pertaining, inter alia, to the technology to be adopted, network development and service rendering;

•                       Important extensions or reductions in the Company’s business and important modifications to the Company’s organisation;

•                       Business plans, budgets and annual investment plans;

•                       Definition of the amount to be annually proposed to the General Meeting of Shareholders for issuance of bonds or other securities that may be subsequently resolved by the Executive Committee.

In this way, CMVM Recommendation no. II.2.2 is complied with, as no authority of the Board of Directors is delegated as regards: (i) the determination of the Company’s general strategy and policies, (ii) the definition of the PT Group’s corporate structure, and (iii) strategic decisions due to their amount, risk or special features, notably, regarding this latter, as a consequence of such matters being reserved to the powers of the Board of Directors pursuant to its Internal Regulation.

Powers of the Chairman of the Board of Directors and of the Chief Executive Officer

Pursuant to the Bylaws, the Board of Directors’ internal operating rules and the delegation of powers to the Executive Committee, the Chairman of the Board of Directors and the Chief Executive Officer shall carry out the following duties:

Chairman of the Board of Directors

•                       To represent the Board of Directors, and to promote communication between the Company and its Shareholders;

•                       To coordinate the activity of the Board of Directors, and to distribute matters among its members where advisable in light of management conveniences;

•                       To call and conduct the meetings of the Board of Directors;

•                       To watch over the correct implementation of the Board of Directors’ resolutions;

•                       To ensure that resolutions on matters within the powers of the Board of Directors (other than those delegated to the Executive Committee) are adopted by this corporate body.

Chief Executive Officer

•                      To coordinate the activity of the Executive Committee, and to distribute matters among its members where advisable in light of management conveniences;

•                       To call and conduct the meetings of the Executive Committee;

•                      To watch over the correct implementation of the Executive Committee’s resolutions.

Since the approval of the internal operating rules of the Board of Directors, on 3 October 2008, the Chairman of the Board of Directors shall carry out the following duties:

•                       To follow up and consult with the Executive Committee as to the performance of powers delegated to the latter;

•                       To contribute to an effective performance of the duties and powers of the non-executive directors and of the specific committees of the Board of Directors, as well as to ensure the necessary mechanisms for such directors and committees to timely receive information as required for them to take decisions in an independent and knowledgeable manner;

•                       To be the Chairman of the Evaluation Committee.

The said internal operating rules of the Board of Directors also provide that, in the event the Chairman of the Board of Directors is simultaneously the Chief Executive Officer, the powers and duties referred to on the foregoing subparagraphs shall be performed by a non-executive member of the Board of Directors.

The same operating rules further provide for the possibility of holding ad hoc meetings among non-executive directors, and require that non-executive directors meet at least once a year with the

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Chairman of PT’s Evaluation Committee, an office that inherently pertains to the Chairman of the Board of Directors.

Division of functions within the Executive Committee

Within the framework of the corporate decision-making procedure concerning the PT Group’s business lines and Corporate Governance, the members of the Executive Committee were responsible for the following areas as of 31 December 2012:

Executive Committee	Corporate Assignments	Executive Assignments

Zeinal Bava	• Strategy	• PT Portugal
CEO	• Human Resources	• Oi Group
	• Innovation	• PT Investimentos Internacionais
	• Investor Relations	• PT Inovação
	• Communication & Corporate image	• Fundação PT
• Internal Audit
• Regulation & Competition
• Institutional & International Relations
• Sustainability

Luís Pacheco de Melo	• Management Planning & Control	• PT Centro Corporativo
CFO	• Financial Reporting	• PT Pro
	• Corporate Finance	• PT Compras
	• Financial Operations & Treasury	• PT ACS
	• Taxation	• Previsão
• Internal Control & Risk Management
• Service Hiring Strategy
• Financial Management and Collections
• Pension funds

Alfredo Baptista	• Networks	• PT SI
• Information Systems
• Development of Products and Services

Carlos Alves Duarte	• Enterprise Segment (Corporate and SME’s)

Manuel Rosa da Silva	• Customer Care	• PT Contact
• Installation and Maintenance
• Continuous Improvement
• Distribution Network
• Physical Security of Buildings, Networks & Systems

Pedro Leitão	• Costumer Segment (Residential/SoHo and Personal)

Shakhaf Wine	• Holdings in Brazil	• PT Brasil
• Oi Group
• PT Inovação Brasil

It is the opinion of the Corporate Governance Committee, on its Report on the governance practices and performance of the management body, that the Executive Committee and its CEO acted, all along 2012, within the framework of their respective power delegation and effectively reported their activity to the Board of Directors as provided for under Board of Directors Internal Regulation no. 001/09CA of 27 March 2009 on the delegation of powers to and operation of the Executive Committee.

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Disclosure obligations of the Executive Committee

Under the terms defined in the relevant delegation of powers, at each meeting of the Board of Directors or whenever necessary, the Executive Committee timely and appropriately provides information to the remaining directors about the most relevant facts concerning the execution of the delegated powers, notably about the implementation of the strategic policies and options which general goals have been defined by the Board of Directors, as well as on the implementation of the business plans, budgets and annual investment plans approved by this management body.

The Executive Committee also provides any additional information on the status of the management as the Board of Directors deems fit to request. It shall diligently execute the actions required by any indications received from the Board of Directors as a result of any information provided.

Finally, when so requested, the Executive Committee provides the information as required by the other corporate bodies in a timely and appropriate manner, thus acting in full compliance with CMVM Recommendation no. II.3.1.

B. SUPERVISORY BODIES

Audit Committee

As a supervisory body, the Audit Committee has, in addition to all other powers established in the law or the Bylaws, the following specific powers:

•                       To approve and disclose the annual report of its supervisory activity, expressly mentioning any constraints faced;

•                       To approve an annual action plan contemplating, inter alia, the measures required for compliance with its powers and duties in the following year;

•                       To inform and discuss with the Board of Directors and the Executive Committee, as the case may be, any situations identified in the exercise of their powers and duties;

•                       To discuss and issue its prior opinion to the Executive Committee and External Auditors on any reports, documentation or information to be disclosed to the competent authorities;

•                       To adopt procedures to ensure compliance by PT with the legal and regulatory provisions applicable to the Company;

•                       To check the accuracy of financial statements and generally supervise the quality and integrity of the financial information contained in the Company’s financial statements;

•                       To control the preparation and disclosure of financial information, and to give its prior opinion, within the framework of its powers and duties as established by law and the Bylaws, and whenever it so deems necessary or fit, on any reports, documentation or information to be disclosed or submitted by the Company to the competent authorities;

•                       To analyse and issue its opinion on relevant matters connected to accounting and auditing aspects and impact on financial statements of changes to the accounting rules applicable to the Company and to its accounting policies;

•                     To control the auditing to the Company’s financial statements performed by the Chartered Accountant and the auditors, as well as to supervise and assess internal procedures on accounting and auditing matters;

•                       To propose the appointment of the Chartered Accountant to the General Meeting of Shareholders;

•                       To control the independence of the Chartered Accountant, notably as regards the rendering of additional services;

•                       Direct and exclusive responsibility as to the appointment, hiring, confirmation or termination of duties and determination of remuneration of the Company’s external auditors, as well as to the control over their qualifications and independence, and approval of audit and/or other services to be rendered by such external auditors or by any entities associated to the same; the external

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auditors of the Company must report and be subject to the direct and exclusive supervision of the Audit Committee, which, each year, shall obtain from and review with the external auditors an External Audit Report;

•                       To settle any differences between the Executive Committee and the external auditors in respect of the financial information to be included in the financial statements to be reported to the competent authorities, as well as in respect of the procedure of preparation of the audit reports to be issued by the said external auditors;

•                       To control the quality, integrity and efficiency of the PT Group’s internal control and risk management systems, as well as of its internal audit systems, including an annual review of the adequacy and efficiency of the same;

•                       To receive reports of irregularities, claims and/or complaints submitted by Shareholders, Company employees or others, and to implement procedures aimed at receiving, recording and processing the same when related to accounting and auditing aspects or to internal control procedures on such matters;

•                       To issue its prior opinion in favour of proposals for relevant transactions of the Company or its subsidiaries with related parties as described in Chapter III.13. hereof.

Additionally, and by virtue of the amendments to the Portuguese Companies Code made by Decree-Law no. 185/2009 of 12 August 2009, it is further the duty of the Audit Committee to verify whether the Company’s governance report disclosed each year includes all legally required data, as well as to express its agreement as to the annual management report and accounts for the financial year.

Chartered Accountant

Under articles 420,1(c), (d), (e) & (f) and 446,3 of the Portuguese Companies Code, it is the duty of the Chartered Accountant to control the regularity of the books, accounting records and documents supporting the same, as the Chartered Accountant deems fit and appropriate, the extension of cash and inventory of any kind of assets or values owned or received as collateral, deposit or otherwise by the Company, and furthermore the accuracy of individual and consolidated financial statements, as well as that the accounting policies and criteria adopted by the Company lead to a correct assessment of its assets and results.

Following entry into force of Decree-Law no. 185/2009 of 12 August 2009, similarly to the Audit Committee, it also became the duty of the Chartered Accountant to verify whether the Company’s governance report disclosed each year includes all legally required data as regards, inter alia, qualified shareholdings in the Company capital, identification of Shareholders of special rights and description of such rights, any restrictions in respect of voting rights, rules applicable to appointment and replacement of directors, Bylaw amendment and powers and resolutions of the management body, and the main constituents of the internal control and risk management systems implemented in the Company in connection with the financial information disclosure procedure.

C. COMMITTEES AND SUPPORTING STRUCTURES

Evaluation Committee

The Evaluation Committee has the duties, powers and responsibilities as required to assist the Board of Directors in the following areas:

•                       Evaluation of the overall performance of the Board of Directors;

•                       Evaluation of the performance of the members of the Executive Committee, based on criteria as approved by the Compensation Committee appointed by PT’s General Meeting of Shareholders.

Additionally, the Evaluation Committee has the duties and powers required to perform consulting functions in respect of criteria for selection of the members of the management bodies of PT and its

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most relevant subsidiaries, as well as of the members of specific committees created within the Board of Directors of the Company.

In particular, the Evaluation Committee is entrusted with:

•                       Submitting to the Board of Directors and Compensation Committee, as applicable, a communication on the level of compliance by the Company with the legal and regulatory provisions, recommendations and guidelines issued by the competent authorities in the specific areas of evaluation, remuneration and selection, and studying and recommending the adoption of measures that prove to be required or appropriate in order to ensure compliance with such rules;

•                       Assisting the Board of Directors within the framework of the annual evaluation of the performance of such body, submitting for such purpose a written annual performance evaluation report, and evaluating the performance of the members of the Executive Committee each year, in accordance with the objective criteria approved by the Compensation Committee for purposes and within the framework of the procedure of determining the variable component of the remuneration of executive directors, after the Chief Executive Officer has been heard;

•                       In view of the determination of the relevant remuneration criteria by the Compensation Committee, defining, for each term of office and each year, the goals of the Executive Committee, taking into account the plans approved by the Board of Directors;

•                       Proposing and discussing with the Compensation Committee the remuneration policy for members of the management and supervisory bodies of the Company, and issuing an opinion on the annual remuneration policy declaration to be submitted by the Compensation Committee to the annual General Meeting of Shareholders;

•                       Discussing the standard draft management contracts and the contracts with other members of the corporate bodies, and negotiating their respective individual conditions;

•                       Preparing and periodically revising the selection criteria and qualification, knowledge and professional experience summary deemed as the appropriate profile for the performance of functions as a member of the management body of PT’s most relevant subsidiaries;

•                       Assisting the Board of Directors in the performance of its duties and powers in respect of co-optation of the Company’s directors, selection of directors (even if upon the initiative of Shareholders having the capacity to submit lists to voting) and appointment and substitution of directors that compose specialised committees of the Company’s Board of Directors, as well as the directors composing the Executive Committee, in this latter case upon proposal of the Chief Executive Officer;

•                       Advising the Executive Committee in the matter of selection and relevant criteria for determination of the remuneration of the members of management bodies of PT’s most relevant subsidiaries.

During the 2012 financial year, within the powers delegated by the Board of Directors and as a technical support structure to the Compensation Committee, the Evaluation Committee developed the following main activities:

•                     Preparation of a communication to be addressed to the Board of Directors and Compensation Committee on the level of compliance by the Company of the rules, recommendations and guidelines applicable in specific evaluation, remuneration and selection areas;

•                       Preparation of the self-evaluation report, including the evaluation of the operation regulation of the Evaluation Committee;

•                       Approval of a recommendation to the Compensation Committee on the declaration on remuneration policy for the management and supervisory bodies, for purposes of submission to the Annual General Meeting of Shareholders in connection with the 2012 financial year;

•                       Approval of a recommendation to the Compensation Committee on the remuneration policy for corporate body members for the current term of office;

•                       Approval of a report disclosed to Shareholders on the selection procedure for Portugal Telecom Directors for the 2012-2014 term of office;

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•                       Appraisal of the co-option proposal for purposes of filling in a vacancy in the Board of Directors of the Company for the 2012-2014 term of office;

•                       Evaluation of the performance of the members of Portugal Telecom’s Executive Committee, according to the objective criteria approved by the Compensation Committee for purposes of fixing the variable component of their remuneration for 2011;

•                       Follow-up of the regulatory development in the remuneration area, particularly:

•                National and international benchmarking as to fixed remunerations and deferment of the variable component portion;

•                Securities and Exchange Commission and New York Stock Exchange rules for implementation of the relevant provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) having an impact on foreign private issuers.

Corporate Governance Committee

The Board of Directors has delegated to the Corporate Governance Committee the duties, powers and responsibilities as required to assist the Board in the performance of its corporate business supervision function in the following areas:

•                       Adoption, review and permanent evaluation of the corporate governance model, of internal rules and procedures on the Company’s structure and governance, as well as of the PT Group’s conduct principles and practices in compliance with the Bylaws and the legal and regulatory provisions, and furthermore of national and international recommendations, standards and best practices on this matter — the Corporate Governance Committee sends to the Board of Directors, until the date of approval of the annual report and accounts to be submitted to the Annual General Meeting of Shareholders, a written communication on the level of compliance with such rules by the Company;

•                       Evaluation of the performance of the Board of Directors as to its governance practices.

In particular, the Corporate Governance Committee has the following assignments:

•                       To propose to the Board of Directors, to review and to re-evaluate the Company’s corporate governance model, including the organisation structure, operation, responsibilities and internal rules of the Board of Directors;

•                     To study, review and re-evaluate the Group’s corporate governance principles and practices, notably concerning Group relations, and particularly Company relations with the market, the Shareholders and other stakeholders, qualifications, independence and responsibility of directors, as well as prevention and management of conflict of interest and information discipline;

•                       To assist the Board of Directors in evaluating its performance as to governance practices in order to contribute to efficiency, transparency and improvement in this procedure;

•                       To study, review and re-evaluate the values, principles and practices that must govern the conduct of the PT Group’s employees, including the study, review, interpretation and supervision of application of the codes of ethics or conduct approved or to be approved by the Company.

During the 2012 financial year, the Corporate Governance Committee carried out the following main activities:

•                       Preparation of a report on the Company’s governance practices and a communication to the Board of Directors on the level of compliance by the Company of rules in force on the matter of corporate governance, as well as an opinion on the governance report for the year 2011;

•                       Preparation of a self-evaluation report, including the evaluation of its operation regulation, and submission to the Board of Directors of amendment proposals aimed at contributing to the effective performance of its duties;

•                       Benchmarking analysis and discussion with other issuers and/or in other fora on the best corporate governance practices, especially the follow-up of several initiatives carried out, in 2012, by AEM — Associação de Empresas Emitentes de Valores Cotados em Mercado (Portuguese Listed

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Companies Association — “AEM”) and by Instituto Português de Corporate Governance (Portuguese Corporate Governance Institute — “IPCG”), including, inter alia:

•                 The “Report on the Harbouring Level of Corporate Governance Recommendations in Portugal and Corporate Governance Index and Rating”, by Católica Lisbon / AEM, under which the Company was given the maximum rating (AAA), based on the Company’s 2011 governance report;

•                 Interventions and comments by AEM on the preliminary draft of governance code of IPCG as well as on the amendment of CMVM regulations and recommendations, therefore contributing for a critical and constructive analysis of those rules;

•                 Several initiatives by IPCG aimed at approving a Governance Code which may be an alternative within our national scene where, up to now, the only corporate governance rules in force have been initiated by CMVM;

•                       Preparation of comments to IPCG’s preliminary draft of Governance Code, (i) including a comparative analysis of such document vis-à-vis CMVM’s Governance Code in force and codes by others reference jurisdictions, and (ii) seeking to cooperate in the approval of a Governance Code suitable for the specific features of the Portuguese market, the adoption of which PT will consider in 2013 after assessing its contribution to the Company’s governance practices and any regulatory developments that are expected to take place during this year;

•                       Analysis of the evaluation carried out by CMVM as to the level of compliance by the Company with the recommendations included in CMVM’s Governance Code, and discussion and approval of a reply letter by Portugal Telecom;

•                       Analysis of the Action Plan on European Company Law and Corporate Governance, disclosed by the European Commission in December 2012, which proposes the implementation of a few relevant measures following the public hearing to which Portugal Telecom submitted a reply in 2011; and

•                       Proactive contribution to making the governance model of the PT Group be deemed a “best practice” at national and international level.

Structures Supporting the Executive Committee

The assignments of the structures supporting the Executive Committee are as follows:

Disclosure Committee

It is incumbent on the Disclosure Committee to define, document and disclose procedures as appropriate for the proper collection, processing and reporting of information, as well as to review all information disclosed by PT, notably: press release, reports and accounts (annual, interim and quarterly), 20-F Forms, notices to CMVM and SEC and questionnaires sent to the media.

For such purpose, the Disclosure Committee shall approve and implement procedures and controls as required to ensure that information disclosure by PT to Shareholders and investors:

•                         Complies with applicable laws and regulations;

•                         Is accurate, complete and made in due time; and

•                         Reliably represents the Group’s financial position and the results of its operations in all material respects relevant to an adequate knowledge of its financial condition and performance.

Sustainability Committee

It is the Sustainability Committee’s responsibility to ensure that corporate sustainability is a part of and consistent with PT Group’s strategy and transversal to all its companies.

The Committee has the following main global goals:

•                         Reinforcing the Group’s performance as a sustainable company, and make the Group recognised both internally and externally;

•                         Ensuring the conditions required in order to include PT in the international sustainability rates, aiming at gaining a leading position;

•                         Promoting an upgrade in the sustainable performance of the subsidiaries, stimulating the inclusion

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of this issue in the agenda of the Executive Committees of the same, at least twice each year.

The Sustainability Committee has the following duties:

•                         To approve and develop a transversal corporate sustainability strategy that is integrated and consistent with the Group’s strategy;

•                         To ensure the creation within the PT Group of conditions as required for its sustainable growth, in a three-dimensional perspective, in economic, environmental and social terms, in accordance with international criteria;

•                         To recommend to the PT Group companies the appointment of a director responsible for the sustainability function to guarantee the operational implementation of the sustainability strategy and an active committed participation in the subcommittees created within this scope;

•                         To guarantee internal and external communication by reinforcing the performance of PT as a sustainable company and making it recognised as such.

As from September 2010, PT is incorporated in the Dow Jones Sustainability World Index in the telecommunications sector, with growing performances, and it is among the five leading telecommunications companies worldwide. The Dow Jones Sustainability Index is one of the most accredited indices worldwide, which analyses the performance in terms of sustainability of companies listed on the New York Stock Exchange and is considered a reference by analysts and investors. Currently, Portugal Telecom is present in the most important world sustainability indices, i.e. Dow Jones Sustainability World Index and FTSE4Good, of which PT is part since 2005.

II.4. ANNUAL REPORT ON THE ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE

The annual report on the activities of the Audit Committee for the 2012 financial year is made available to the Shareholders on the Company’s website after the Audit Committee issues its Report on the inclusion of the financial statements in Form 20-F to be delivered to SEC. This concludes the Audit Committee’s activities for the 2012 financial year and is in compliance with CMVM Recommendations no.s II.4.2 and II.4.3.

II.5. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

As mentioned in Chapter 0 of this Governance Report, PT is an issuer of securities admitted to trading on NYSE, qualifying as a foreign private issuer, and as such PT is subject to the mandatory rules set forth, notably, in Rule 10A-3 on Listing Standards Relating to Audit Committees issued by the SEC for regulation purposes under Section 10A(m) of the Securities Exchange Act, as amended by the Sarbanes-Oxley Act, and to the Final Rules approved by NYSE on corporate governance (Section 303A Corporate Governance Standards), all as described in Appendix I hereto.

A. RISK MANAGEMENT

PT’s priority commitment consists in the implementation of mechanisms for assessment and management of risks that might affect its operations, the execution of the plan and the compliance with the strategic goals defined by the Board of Directors. Such mechanisms are based on an integrated transversal risk management model, which seeks to ensure, inter alia, implementation of good corporate governance practices and transparency in communication to the market and Shareholders.

As a structured and systematised approach, risk management is integrated in the Company’s strategic planning and operational management procedures, and relies on the commitment of all employees to adopt risk management as an integral part of their duties, notably by identifying, reporting and implementing risk mitigation measures and behaviours.

Risk Management is sponsored by the Executive Committee in articulation with the management teams for the various businesses, at national and international level, in such a way as to identify, assess

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and manage uncertainties, threats and opportunities that might affect the pursuance of the plan and compliance with strategic goals.

The Internal Audit and Risk Management functions, with hierarchical reporting to the CEO and CFO and functional reporting to the Audit Committee, support the Company’s Executive Committee in implementing the risk management system and permanently assessing risk management procedures in place, in order to ensure the following goals:

•             Implementation of a corporate risk management model in line with the PT Group’s strategic goals;

•             Identification and analysis of the main risks to which PT and its subsidiaries are exposed within the framework of the conduct and pursuance of their business;

•             Identification and analysis of the main risk factors and events that may significantly affect operation in the normal course of PT and its subsidiaries in terms of:

•             Impact;

•             Probability of occurrence;

•             Associated control level and response capacity in a crisis;

•             Speed at which the risk or event may materialise;

•             Identification of improvements in control and follow-up of mitigation plans associated to critical risk factors;

•             Improve the quality of information supporting the decision-making procedure;

•             Communication of the results of the risk management process and warnings in the event of occurrence or identification of new critical risks.

It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive independent Directors. Within the functions of this body as to the supervision of the efficiency of the risk management system, the following duties should be highlighted:

•             Supervise the adoption of principles and policies for identification and management of the main risks of a financial or operational nature or other relevant risks in connection with the PT Group’s business, as well as of measures intended to monitor, control and disclose such risks;

•             Evaluate, each year, all internal procedures on the matters of risk detection and Company asset safeguard;

•             Monitor the analysis, revision and implementation of measures and plans in order to follow up, improve and/or correct the internal control system and the measures and plans proposed within the framework of the Company’s risk management systems.

B. RISK MANAGEMENT PROCEDURE

The Risk Management procedure implemented in PT is based on an internationally acknowledged methodology — COSO II, developed by the Committee of Sponsorship Organisations of the Treadway Commission. This approach is based on the identification and analysis of key value drivers and uncertainty factors that might affect value generation and compliance with the plan and strategic goals.

Considering PT’s need for clear assessment and management mechanisms for the risks affecting its businesses, the following components were defined in the implementation of the risk management procedure:

•             Risk Dictionary to ensure the description, in a clear objective manner, of a common risk language to be used both internally and in the various disclosures made to the market on this matter;

•             Risk Management Methodology, which formalises the relevant risk identification, analysis, mitigation and report processes and procedures;

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•             Centralised Risk Record of all information associated to each relevant risk, which simplifies the analysis of the correlation between the various risk factors recorded, as well as the ranking of the priority of each risk response and the identification of synergies between the various risk mitigation actions.

It should be stressed that the instituted model also addresses the corporate sustainability goals classified as strategic for the PT Group, and it is subject to analysis and benchmarking to the industry best practices by the Dow Jones Sustainability Index. It should also be stressed that, in 2009, 2010 and 2011, PT was recognised in this matter with a 97% classification within the evaluation procedure for incorporation in such index.

Risk Dictionary

The Risk Dictionary defines the risk factors that might generally affect PT and its subsidiaries, and in this way it contributes to a risk language that is common and transversal to the whole organisation. However, such dictionary is not intended to be deterministic, since new risks may be identified and it is updated in a systematic manner and where justifiable.

This component of the risk management procedure is structured in three major risk categories according to the risk’s nature:

•             Strategic Risks: These correspond to risks that depend on external factors to the PT Group that might affect its performance, strategy, operations and organisation. Due to their nature, the origins of environment risks imply that their associated impact must be appropriately anticipated and the materialisation of their associated risk factors and mitigation strategy in the event of a crisis must be timely identified.

•             Operational Risks: These result from and are inherent to business activities and internal processes, and management may ensure their control at their origin, in a preventive manner.

•             Financial Risks: Associated to the PT Group’s financial performance and to the transparency in its communication to the market.

The table below shows the risks currently identified at the level of the Risk Management Model of the PT Group on which all the risk management procedure is developed.

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Strategic Risks	• Competition • Economic Environment • Innovation • Shareholder Expectations • Legal • Tax • Regulation • Customer Needs	• Politics / Sovereignty • Business Sector • Governance • Reputation & Image • Licence / Concession Management • Business / Investment Portfolio • Social Environment & Stakeholder Relationship

Operational Risks

•             Environmental

•             Sales channel & customer  support

•             Network/Platform Infrastructure

•             IS/IT Infrastructure

•             Development of Products & Services

•             Brand Erosion

•             Service Failure / Product Deficiency

•             Logistics

•             Hygiene & Safety

•             Inefficiency

•             Business Interruption

•             Talent procurement / development & retention

•             Service Quality

•             Purchases

•             Partner Management / Outsourcing

•             Revenue Assurance / Billing

•             Authority / limits

•             Communication

•             Leadership

•             Performance Incentives

•             Information Security & Asset Protection

•             Fraud

•             Organisation Structure

•             Performance Evaluation

•             Pricing

•             Contractual commitments / contractual management

Financial Risks	• Credit • Equity • Exchange • Interest rates • Cash-flow / Liquidity	• Financial Instruments • Access to Funding • Financial Reporting • Company Quotation Movement • Guarantees

Risk Management Methodology

The risk management methodology formalises procedures and responsibilities that are properly aligned with the strategy and exposure level/risk tolerance determined for the PT Group. This tool identifies:

•             Responsible for the evaluation and approval of risks and risk factors that affect the business;

•             The persons responsible for the management of identified risks and the manner in which such risk should be analysed and mitigated;

•             Monitoring procedures for mitigation actions for each risk, according to the risk management strategy adopted by the Executive Committee and supervised by the Audit Committee;

•             Disclosure and reporting procedures for information issued from the risk management procedure.

Operational implementation of the risk management methodology is an interactive cyclical process that may be summarised on the following table and diagram:

Risk Management Methodology

Executive Committee	• Identify main risks affecting PT Group • Define Risk Managers • Decide on action & prioritisation of mitigation actions

Audit Committee	• Evaluate risk management model • Propose improvements & changes to model • Review the main risks

Risk Management Function

•             Support the definition & implementation of a risk management model in line with best practices

•             Monitor risk management model & ensures that the information from different PT Group companies is correctly integrated

•             Support Executive Committee & Audit Committee in defining materially relevant risks

•             Follow up action plans required to guarantee correct treatment of identified risks

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Business Management Risk Managers

•             Manage materially relevant risks

•             Implement actions required to ensure appropriate  control

•             Evaluate & quantify residual risk to which the company is exposed

•             Identify critical areas of risk exposure and propose mitigation actions

•             Re-feed Risk Management Model, and warn about exposure situations or control environment degradation

Internal Audit Function	• Evaluate the effectiveness of control mechanisms at reliability & integrity level of financial & operational reports, efficiency of operations & compliance with laws & regulations.

During the 2012 financial year, a re-evaluation was carried out on the risk areas that might affect, in a more significant manner, PT Group’s capacity to achieve its strategic goals, notably: (i) scale growth; (ii) increase in international contribution; (iii) leadership of consumer market in convergence and of corporate market in ICT; (iv) top tier in the sector in technology, customer experience and operational efficiency; (v) reference at corporate sustainability level in countries where the PT Group operates.

Following this analysis, relevant risks were ranked for analysis and detailed assessment, which involved 40 departments/operational areas charged with the management of such risks, in order to identify events and factors that might affect the PT Group’s operations and activities, as well as the control procedures and mechanisms associated thereto.

The impact and probability of occurrence was measured for each of the 312 identified risk factors, and, according to the level of exposure or residual risk, a risk response strategy was defined, notably: (i) to reduce the risk through implementation of controls reducing the probability of risk occurrence or its impact in case the risk materialises; (ii) to accept the risk in situations where the residual risk is deemed acceptable and the cost of implementation of additional controls exceeds the expected benefits; (iii) to share the risk, by reducing the exposure of the PT Group through the total or partial transfer to other entities, resorting to insurance, derivatives or joint-ventures; or (iv) to avoid the risk, by abandoning the business or procedures generating such risk (e.g.: abandoning a geographical area or a business). It should be stressed that an analysis was made to the implementation of mitigation measures provided for 2012, and it was observed that all situations classified as a priority in terms of risk mitigation were timely implemented.

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Centralised Risk Record

Implementation of a centralised compilation of all information associated to each risk that is relevant to the PT Group is a critical factor for an appropriate analysis and ranking of response actions to relevant risks. Risk recording as currently implemented associates to each risk:

•             Risk factors that, in case they materialise, might relevantly affect the PT Group;

•             Potentially affected strategic goals;

•             Existing control structures, procedures and indicators to monitor and mitigate risk factors;

•             Qualitative evaluation of control and residual risk associated to each risk factor;

•             Quantitative evaluation of impact, probability of occurrence and speed at which the risk factor might materialise;

•             Improvement and mitigation plans or critical risks response actions.

In order to further improve the risk management process, the PT Group plans to complete, in 2013, the implementation of a new online risk record tool, which will enable to increase the scope of the assessment and streamline the process of identifying, assessing and updating risk.

In line with its strategic goal to be a reference in corporate sustainability, PT has also planned a development, during 2013, of its risk management model as regards social environment and stakeholder relationships in articulation with the PT Group Sustainability Committee, strengthening the already existing analysis on matters such as eco-efficiency, human rights and value chain, including supplier relationships.

C. INTERNAL CONTROL SYSTEM

The Internal Control System implemented at PT was based on an internationally acknowledged model — COSO (Committee of Sponsoring Organisations of the Treadway Commission) - making use of the layers established according to such model, notably: (i) Entity Level Controls; (ii) IT Level Controls; and (iii) Process Level Controls. In addition, taking into consideration the SEC requirements, goals were identified as required to ensure that any processes, systems and business units having an impact on the steps conducive to the financial reporting have appropriate and operational controls.

The responsibility of the Internal Control Unit, which reports hierarchically to the CFO and functionally to the Audit Committee, consists in promoting a vision of an internal control system that is structured, sustainable and pointing towards the management of risks as identified by the organisation, not exclusively focused on compliance with applicable rules.

The identification of business units and processes on which existing controls are designed, implemented and improved is based on the identification of financial risks made by the main managers of the Group, the results of the risk management process, the materiality of the processes at a financial reporting level, and finally any legal requirements.

Internal Control manuals are designed and controls are implemented for the most representative business units within the PT Group, and as to smaller size units and within the framework of improvement of Internal Control and Risk Management environment beyond mandatory rules PT has defined a set of minimum internal control requirements, particularly applicable to international transactions, which served as additional guidelines for the PT Group to define corporate policies.

The PT Group has implemented controls for each business cycle and classes of transactions thereof, all of which is described on the internal control manuals.

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The identification and design of the controls that are relevant to financial reporting, whether preventive or detective or corrective, are documented on proper manuals according to the layers established by COSO. Manuals are revised where changes in the processes occur or periodically, in order to attest their adhesion to the reality of the Company’s operations.

Process description as set out on Internal Control Manuals is composed, inter alia, of a detailed description of procedures carried out, identification of those responsible for their execution, identification of control objectives for each activity, periodicity of control execution and evidence supporting the same, identification of User Development Applications (UDAs), and whether control is aimed at mitigating a fraud risk or ensures segregation of duties (SoD). In this way, other than ensuring general awareness of existing controls, it is possible to guarantee audits as to control effectiveness.

At control typology level, and as mentioned above, the following controls were identified:

•             60 Entity Level controls, the purpose of which is to ensure a general supervision and guarantee that internal control environment exists, and which are carried out essentially by the Board of Directors, Executive Committee, Audit Committee and high management;

•             1,226 Process Level controls executed according to the business cycles and classes of transactions identified on the table above. Processes are designed end-to-end, taking into account the intervention of the various group companies where the same are executed;

•             1,033 IT Level controls, the manual reference of which is the CobiT (Control Objectives for Information and Related Technology) Governance framework, also based on COSO, and which include controls for applications that are identified as critical. Reduction in controls as compared to the previous year results mostly due to the restructuring that occurred at information system directorates.

Currently, the PT Group has already identified around 192 processes and 2,319 critical controls for financial reporting. As to information systems, the PT Group has identified 20 critical systems, among which the billing systems, the SAP and the consolidation system.

The Internal Control Unit follows up, on a quarterly basis, the deficiencies reported and situations detected within the framework of SOX audits, either by the internal auditor or by the external auditor,

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to the various processes, and ensures the definition of action plans for mitigation and resolution of risks detected.

Additionally, the Company has designed a specific manual to address one of the identified operational risks: Fraud risk. The purpose of this manual is documenting usual frauds in the business sector where PT is inserted, in order to permit a better management of this specific risk. Such manual, other than describing fraud procedures, contains an identification of controls and persons responsible for their implementation at PT Group level. The manual is revised where deemed necessary, taking into account inputs from the job carried out by the Internal Auditing in the pursuance of its activity, as well as from whistleblowing, if any, and benchmarking with other companies of the same sector.

As regards business in Portugal, the PT Group has also implemented an Integrated Management System (IMS) based on Quality (ISO 9001), Environment (ISO 14000) and Safety, Hygiene and Health at Work (OHSAS 18001) standards in which the PT Group is certified.

The IMS management policy emphasises the significance of the organisation at the level of compliance with the strategic commitment, both at quality, environment and health, hygiene and safety at work level, and at sustainability level, through the implementation of social responsibility policies or policies of dissemination of an excellence culture and quality that is transversal to all processes in the organisation. Such practices are, at all times, focused in exceeding the expectations of all PT Group’s stakeholders, notably its customers, Shareholders, society, partners and other persons related to the organisation.

The PT Group has also implemented a methodology for analysis, evaluation and compliance with the legislation applicable to our certifications, and acts proactively in continuously improving its processes, taking into account the mitigation of operational, environmental and SHHW risks as identified in the course of its current operation. The PT Group is also committed to disseminate the best practices with its suppliers and partners, thus ensuring a sustainable conscience for the business in the surrounding society.

D. INTERNAL CONTROL SYSTEM EVALUATION

The Internal Audit Department is responsible, at corporate structure level, for the evaluation of the PT Group’s internal control system and for existing risk management procedures at national and international level.

The internal audit plan prepared by the Internal Audit Department is annually submitted and approved by the Audit Committee and Executive Committee of the PT Group, wherein are defined the audits to be performed and scope of internal control reviews. The objective of the audit assignments is to assess and evaluate the internal control mechanisms in place to ensure the reliability and integrity of the financial reporting, operational efficiency and compliance with applicable laws and regulations.

The results of the Risk Management process are integrated in the Audit plan, in order to ensure that audits carried out address the main areas and risk factors that might materially affect the Company’s ability to comply with its strategic plan.

Within this context, operational, compliance, financial and information system audits are carried out, all along the year, in the main business and operations units of the Company worldwide, in order to ensure the following goals:

•             Operational Audits — assessment of operational risk management procedures and of mechanisms that guarantee operational efficiency and that have a relevant impact on the pursuance of the Company’s strategy and on key value drives, in the different geographies where the Company operates;

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•             Compliance Audits — ensures that the Company’s activities comply with relevant laws and regulations;

•             Financial Audits — ensuring the effectiveness of control mechanisms associated with the collection, processing and disclosure of financial and accounting information. Within this framework, audits are carried out to ensure compliance with the Sarbanes Oxley Act, which requires the assessment of control procedures associated to the preparation of the Financial Statements. These evaluations are subject to certification by the External Auditor;

•             Information Systems Audits — verification of the effectiveness of the controls addressing the risks associated to Information Systems, and which allow for ensuring security, integrity and availability of information that is critical for the business and recovering the systems in the event of interruption of operations.

The Internal Audit Department is also responsible for internal audits to the various business units held by Portugal Telecom at national and international level, and plays a functional coordination role in the various audit teams that exist in a few international units, for instance Brazil and Namibia.

The progress of the execution of the Internal Audit Plan as defined, as well as the aggregate results of audits carried out, are reported each quarter to the Company’s Audit Committee and Executive Committee for the follow-up of the progress of the internal control and risk management system.

Internal control reviews are based on the COSO Framework (Committee of Sponsorship Organisations of the Treadway Commission), COBIT Framework (Control Objectives for Information and Related Technology), requirements of SEC (Securities and Exchange Commission) and PCAOB, since Portugal Telecom is listed in NYSE and must comply with Section 404 of the Sarbanes Oxley Act.

Internal Audit activities are performed in accordance with Internal Audit Professional Standards issued by the Institute of Internal Auditors (IIA). During 2011, Internal Audit at Portugal Telecom was submitted to an external quality assessment through which it renewed its quality certification, issued by IIA.

II.6. RESPONSIBILITY OF THE MANAGEMENT AND SUPERVISORY BODIES IN THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

Regarding this matter, please see Chapter II.5.

II.7. OPERATING RULES OF CORPORATE BODIES

Internal regulation and operation of the Board of Directors

On 3 October 2008, the Board of Directors adopted its internal operation regulation. The full text of this regulation may be consulted on the Company’s website, link:

http://www.telecom.pt/NR/rdonlyres/50C3FC4F-93E5-486B-8419-9FEED7879675/1449456/RegulamentoCA_4abr10e1.pdf.

Under the terms of article 24 of the Bylaws and the Board’s Internal Regulation, the Board of Directors shall meet every month and will meet extraordinarily whenever called upon by its Chairman, by two directors or by the Audit Committee.

The Board of Directors may not work without the presence of the majority of its members in office. The Chairman of the Board of Directors may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or through a power of attorney, although a director may not represent more than one other director.

The resolutions of the Board of Directors are passed by a majority of votes cast, and the Chairman has

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a casting vote.

Operation of the Executive Committee

Pursuant to the Bylaws and to its power delegation, the Executive Committee schedules the dates and periodicity of its own ordinary meetings, and shall meet extraordinarily whenever called upon by its Chief Executive Officer, by two of its members or by the Audit Committee.

The Executive Committee may not work without the presence of the majority of its members in office. The Chief Executive Officer may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or through a power of attorney, although a member of the Executive Committee may not represent more than one other member of the same, and also by conference call and videoconference.

The resolutions of the Executive Committee are passed by a majority of votes cast, and the Chief Executive Officer has a casting vote.

Shareholders may request information on the operation of the Executive Committee from the Company’s management pursuant to the law.

Internal regulation and operation of the Audit Committee

The Audit Committee has adopted its Internal Regulation, which may be consulted on the following electronic address: http://ir.telecom.pt/NR/rdonlyres/DD8D7660-6BA8-4B2E-A28D-F011B4BFCE87/1454226/Regulamento_Comissao_de_Auditoria_Ingles.pdf.

According to such Regulation, the Audit Committee meets at least once every two months, on the day and at the place established by its Chairman, although extraordinary meetings may be called upon by its Chairman or at the request of a majority of the members of the Committee.

Additionally, the Audit Committee may meet, on its own initiative, at least once every quarter of each financial year, separately with the Executive Committee, the Corporate Internal Audit Department and the Company’s External Auditors. Its members shall participate in the meetings of the Executive Committee in which annual financial statements are reviewed.

The Audit Committee shall not function without the presence of the majority of its members in office. Its Chairman may, when clearly urgent or there is a justified impossibility, waive the presence of that majority if the same is ensured through voting by correspondence or by power of attorney, although no member may represent more than one other member of the Audit Committee.

The Audit Committee’s resolutions are approved by a majority of the votes cast, and its Chairman has a casting vote.

Action by the Chartered Accountant

The Chartered Accountant is an individual corporate body whose duties are exercised in accordance with specific legal and professional rules.

Operation of the Evaluation Committee and Corporate Governance Committee

Each such committee meets ordinarily once every quarter and whenever called upon by its Chairman on his own initiative or at the request of any one of its members. These committees may not function without the presence or due representation of the majority of its members, and their resolutions are taken by a majority of votes cast, the Chairman having a casting vote. The Chief Executive Officer is prevented from voting, within the Evaluation Committee, on any resolutions regarding, on the one

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hand, the annual evaluation of the performance of the members of the Executive Committee and, on the other hand, the non-executive director selection procedure.

In addition to the above rules, the operating rules of the Board of Directors provide for the provision of information by the Evaluation Committee and Corporate Governance Committee to the members of the Board of Directors not incorporating the same.

The operation regulations of the Evaluation Committee and Corporate Governance Committee are available for consultation on the PT website at the following links respectively: http://www.telecom.pt/NR/rdonlyres/95ADFA0A-716A-43D7-95E8-E13B8AB1AB7C/1455000/Evaluation_Committee_Mar2011.pdf and http://www.telecom.pt/NR/rdonlyres/37D12C5A-E282-4AC8-BAE7-0BFCB830CBD5/1449459/Regulam_CGovSocietrio30Abr09p.pdf (Portuguese only).

Conflicts of interest, maximum number of functions and other incompatibilities

According to the Internal Regulation of the Board of Directors, each director has to timely inform the Chairman of the Board of Directors and the Corporate Governance Committee of any interest, whether direct or indirect, he may have, in his own account or in the account of any third party, that potentially or actually conflicts with the Company’s interest within the context of a given resolution, or of any other situation related to such director or a third party connected to him capable of, within such context, limiting in any way his impartiality. The director shall describe the nature and extension of such interest or situation.

In view of such information, if the Chairman of the Board of Directors, the Corporate Governance Committee or the director in question concludes there is a conflict of interest, such director should not participate in the discussion nor vote on the corresponding resolutions.

Other than the rules as provided for under the law and CMVM and NYSE regulations and recommendations, and without prejudice to the function rotation policy as described in Chapter II.1.1 below, PT has adopted no further rules resulting in limitations to the maximum number of functions a director may perform or other incompatibilities applicable to the members of the Board of Directors or the Audit Committee.

SECTION II. MANAGEMENT

II.8. WORK COORDINATION MECHANISMS FOR NON-EXECUTIVE MEMBERS

The Chairman of the Board of Directors does not perform any executive duties.

In any way, in the event the Chairman of the Board carries out any executive duties, the Company has implemented mechanisms ensuring that non-executive directors may be able to decide in an independent and knowledgeable manner. See Chapter II.3., Powers of the Chairman of the Board of Directors and Chief Executive Officer.

II.9. IDENTIFICATION OF THE MAIN ECONOMIC, FINANCIAL AND LEGAL RISKS TO WHICH THE COMPANY IS EXPOSED IN CARRYING OUT ITS BUSINESS

Following the management process for risks that might adversely affect the business of PT, the following should be highlighted:

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Relevant Risks

Strategic Risks	Regulation

The PT Group is subject to the risk of regulatory changes or actions of national, European Union or international regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner.

The Regulation Department is in charge of the management of regulation risk and must be up to date on new regulations applicable to the sector with an impact on the PT Group. The risk management strategy and response is coordinated with the different operational areas.

Within the follow-up of the various risks and opportunities related to regulation, we highlight the following matters: (i) Next Generation Networks; (ii) Network security and communications; (iii) Retail offers and pricing; (iv) Wholesale reference offers; (v) Universal Service; (vi) Radio-electric spectrum; (vii) Relevant Broadband Markets; (viii) Roaming regulation; and (ix) Digital Dividend.

For further detail as to regulatory aspects that might have an impact on the business of Portugal Telecom, please see the Chapter on Regulatory Framework in the Report and Accounts.

Competition

There is a possibility of a decline in the PT Group’s revenues due to an increase in competition by other operators or new players in the market, notably through (i) development of new convergent products and services; (ii) aggressive marketing and sales policies; (iii) improvements in product or service quality; (iv) increase in productivity and cost reduction; (v) merger and consolidation of operators; and (vi) re-configuration of the value chain from the customer’s viewpoint.

On the Portuguese market, PT will remain a company addressed to the customer, focussed on innovation and implementation, by managing its business through customer segments:

(1) Residential: increase in retail customers stimulated by the performance of MEO, PT’s subscriber television service, which submits a very differentiated value proposal and offers a unique multiscreen experience: over 150 direct channels, including exclusive high definition and 3D contents; video on demand; game and music lease; all available in varied equipment indoors and outdoors. This offer favours interactivity with the customer and includes customised multimedia through widgets at news, sports and convenience services level, among others, which can be personally parameterised by the customers thus contributing to their loyalty.

In January 2013, PT launched the new MEO, which includes a brand repositioning and the launching of the first truly wire line-mobile convergent quadruple play service, including TV, internet, phone and mobile — M4O. As mentioned during PT Technology and Innovation Conference, held in October in Lisbon, taking into consideration the consumption trends of its customers, PT’s strategy for the residential and personal segment consists in wagering on wire line-mobile and service convergence, voice, internet and TV.

PT’s value proposal is based on a convergence strategy for the consumption segment, through MEO, and the M4O and TMN offers, a cloud strategy anchored in its comprehensive data centre network in the corporate and business segment. This launching reinforces PT’s position as the operator, in Portugal, with a truly integrated and convergent offer.

(2) Personal: innovative value-added services for the customer, mobile-available (mobile TV, music lease, social network aggregation), supported by a comprehensive smartphone portfolio, including exclusive equipment, and by competitive mobile broadband offers up to 150Mbps in 4G LTE. Such offers permit an automatic 3G/4G LTE traffic transfer to the PT Wifi Network in a way that is transparent for the customer (EAP-SIM technology) by increasing customer mobility coverage and capacity and contributing to customer satisfaction; and

(3) PMEs (small and medium-size undertakings) and Corporate Segment: increasing the revenue basis beyond connectivity, taking advantage of opportunities in the ICT sector on the basis of advanced corporate solutions and of investment in higher performance data centres made by PT by fitting the offer to the increasing demand for broadband and virtualisation.

The value proposal of the PT Group for this segment is fourfold: (i)  to maximise the value of traditional telecommunications services, including fibre-supported wire line-mobile convergence additional services that permit the aggregation of VPN, LAN management and video services; (ii) IT transformation supported by an accelerated diffusion of cloud computing, which allows for significant cost reductions for customers; (iii) specialisation and capitalisation of scale economies focussing on

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outsourcing and BPO; and (iv) introducing a business partnership and advisory perspective aimed at capturing PT’s offer added-values for the customer and widening the range of services rendered.

During 2012, the company’s P&S portfolio was reinforced through the launching of innovative convergent solutions grounded on a latest generation technological infrastructure at Wire line, Mobile and Data Centre Networks level. This places the Company in a privileged position to proactively respond to the challenges it faces at competition level, by anticipating potential changes that might occur in the short/medium term with its main competitors.

At international level, PT will continue focussing the operational performance of its assets and the share of best practices in all its businesses. Expanding its international operations to various geographies is one of the most important catalysts for value creation in the telecommunications industry, and PT has been building a major international operation portfolio.

It should be stressed that these actions are completed by a constant benchmarking of the PT Group vis-a-vis its competitors’ business and the business of other relevant players in the industry, in order to ensure leadership and excellence of the offer to its customers.

Innovation

In view of the background of quick technological changes, the PT Group is subject to the risk of failing to leverage technological advances and developments in its business model, in order to obtain or maintain competitive advantages.

Wagering on innovation remains a priority for Portugal Telecom, given its key role in pursuing a sustained growth, in particular in a difficult economic context, which compels greater competitiveness in the offer of products and services, and at the same time a greater efficiency in its development and delivery to the market.

The PT Group is historically one of the Portuguese companies with a larger volume of investment in Research and Development (R&D). In this field, the PT Group holds strategic assets that allow it to ensure the implementation of innovative projects, including:

•      PT Inovação: a company aimed at the technological development of the Group’s businesses, in terms of applied research, engineering services and development of innovative solutions and services, both in the domestic and the international market.

•      OPEN Development and Innovation Programme: aimed at implementing systematised research practices and information processing, involving the whole organisation, for the materialisation of innovative projects.

•      Strategic planning of network infrastructures and rollout of new technologies, which implies the preparation of reports and periodic analysis on the evolution, standardisation and adoption of new technologies by the sector, including the carrying out of international benchmarks.

•      Strategic partnerships with technological, equipment and content suppliers and service providers.

Within this framework, it should also be highlighted the “Technology & Innovation Conference” held in October 2012, during which international investors were shown how the PT Group is leveraging its investment in state-of-the-art technologies and networks, as well as the innovation roadmap planned for the B2C and B2B segments. This event included, other than the presentation of PT’s management team and demonstrations of the Company’s most innovative solutions, the participation of strategic technological partners.

For further detail as to level of exposure to this risk, please see the Chapter on Financial Instruments in the Report and Accounts.

Economic Environment

The international financial crisis may extend the recession at Portuguese and world economy level and delay economic recovery, which might have an impact on the level of product and service demand, and as a result on the level of the operational and financial performance of the PT Group. In this sense, management continuously monitors impacts on the operational and financial performance of PT.

The management team acts proactively in identifying threats and opportunities at the level of the industry, sector and geographies where it is present, in order to diversify the asset portfolio and therefore ensure the growth and profitability of the business.

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Financial Risks	Exchange

PT holds financial investments in foreign countries which currency is not the Euro, including Brazil and a few African countries. Exchange rate fluctuations of those currencies against the Euro affect the translation of the results attributable to Portugal Telecom, and therefore impact the PT Group’s results and asset position. Additionally, PT is also exposed to exchange rate risk derived from debt denominated in other than Euro currency.

The Company does not have a hedging policy regarding the value of these investments; however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

For further detail as to level of exposure to this risk, please see the Chapter on Financial Instruments in the Report and Accounts.

Interest Rate

Interest rate risks are essentially related to interest supported on debt undertaken at a variable interest rate.

The growth of uncertainty and volatility in financial markets generally and risk premium in the markets have increased significantly. Financial market instability and the fluctuation of the interest rate on Portuguese Sovereign debt raise the potential for materialisation of this risk factor. In this way, the current conditions of the financial markets might have an adverse effect on PT’s ability to access the capital it needs to support its growth and its strategies, and to generate future financial returns. The management of the financial market risk is ensured by the Corporate Finance Department.

For further detail as to level of exposure to this risk, please see the Chapter on Financial Instruments in the Report and Accounts.

Portugal Telecom executes agreements regarding a set of derivative financial instruments so as to minimise the risks of exposure to interest and exchange rate variations. The execution of agreements concerning financial instruments is made after a careful analysis of risks and benefits inherent in this kind of transactions and in consultation with various institutions acting in this market. These transactions are subject to prior approval by the Executive Committee and involve a periodic follow-up of the evolution of the financial markets and of the positions held by the Company. The fair value of these instruments is assessed regularly along the year, mainly on the basis of market information, in order to permit a standing evaluation of the economic and financial implications of the different scenarios.

For further detail as to derivatives under agreement and levels of exposure to such risk, please see the Chapter in the Report and Accounts on this matter.

Credit

The credit risk is mainly related to the risk of the other party defaulting on its contractual obligations, resulting in a financial loss for the PT Group. Portugal Telecom is mainly subject to the credit risk in its operational and liquidity activities.

The credit risk in operations is related to receivables from services rendered to customers. These risks are monitored on a regular basis by each PT Group business, and the purpose of management is: (i) to limit the credit granted to customers, considering their profile and seniority of the balance to be received from each customer; (ii) to monitor the development of the granted credit level; (iii) to carry out, on a regular basis, an analysis on the recoverability of the amounts to be received; and (iv) to analyse the risk of the market where the customer is located.

The risks related to liquid funds result mainly from investments made by the PT Group with available funds. In order to mitigate this risk, Portugal Telecom’s policy consists in short-term investments with various financial institutions, taking into account the relevant credit rating.

Liquidity

This risk may occur if funding sources, such as available funds, operational cash flows and funds obtained through disinvestment, credit lines and funding, fail to meet existing needs, such as disbursements for operational activities and funding for investment, shareholder remuneration and debt reimbursement.

In order to mitigate this risk, Portugal Telecom seeks to keep a liquid position and an average debt maturity permitting it to repay its short-term debt, and settle its contractual obligations at the same time. Additionally, Portugal Telecom’s capital structure is managed in such a way as to ensure its capacity to pursue its various businesses and maximise shareholder return. The PT Group reviews its capital structure from time to time, taking into consideration the risks associated to each capital class.

For further detail as to levels of exposure to such risk and actions to mitigate the same, please see the Chapter on Financial Instruments in the Report and Accounts.

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Operational Risks	Infrastructure Capacity

The capacity and availability of network infrastructures are essential features for the PT Group to ensure continued critical operations within high quality parameters aimed not only at customer satisfaction, but also in compliance with regulatory requirements. In this way, the PT Group has strongly emphasised the management of this risk, not only at infrastructure availability level, but also in the increase of infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases the PT Group’s exposure to the occurrence of breakdowns and incidents.

Within this scope, the following follow-up and risk mitigation actions are carried out:

•      Securing the telecommunications core network;

•      Preparation of risk diagnoses for the various technological platforms, identifying dependencies and single failure points;

•      Definition and implementation of disaster recovery plans;

•      Implementation of systems and procedures aimed at ensuring determined QoS (Quality of Service) and QoE (Quality of End user Experience) levels;

•      Investment in new generation networks and preventive maintenance actions;

•      Investment in information systems to support the activity of technical teams;

•      Investment in Data Centre, in order to ensure infrastructure resiliency and capacity.

Reinforcing the resiliency of the processes and operations supporting the PT Group’s Core services against incidents and disasters is coordinated by the business continuity office acting at two levels:

•      Prevention: Preparation of a response aimed at reducing the impact of incidents on critical processes supporting the services;

•      Response and recovery: Supported by business continuity plans and Disaster Recover to speed up the recovery of critical processes.

Also in 2012, we should highlight the launching of the 4G LTE offer of the group with a planned coverage in excess of 90% of the population, which permits data speeds around 150Mbps.

Strategic partnerships

The growth strategy at national and international level is based on a combination of alliances and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by leveraging existing opportunities.

Such alliances are not restricted to a single field, as they include as partners: (i) technology suppliers; (ii) infrastructure construction providers; (iii) R&D experts; (iv) terminal equipment and handhelds suppliers; and (v) content suppliers, among others.

Environmental

Pursuing an appropriate environmental policy has been a concern for Portugal Telecom, in order to reduce the Company’s exposure to environmental damages that might consist in (i) liability towards third parties for any material damage caused; and (ii) liability towards Governments or third parties for the cost of waste removal, added by possible compensations.

In this way, the PT Group has reinforced its environmental management principles and actions, thus ensuring the certification of associated systems according to the ISO 14001 standard. Environmental management policies and systems cover the following areas of intervention: (i) Resource consumption; (ii) Waste production and routing; (iii) Atmospheric emissions; (iv) Noise and electromagnetic fields; (v) A supplier sustainability program; and (vi) Awareness and training campaigns.

Furthermore, it should be stressed that the management models are subjected to periodic audits, both internal and external, and a continuous assessment of any impacts and improvements to be implemented is also carried out.

Talent Procurement & Retention

The Company’s capacity to obtain and retain talent is a fundamental vector for the pursuance of the Company’s strategic goals, particularly within the competitive context where Portugal Telecom operates, both at national and international level. In this way, the Company has paid special attention to the management of this risk, at the charge of the Human Resources Office, which acts:

•      In the recruitment of new employees having the profile and knowledge necessary to ensure the key skills required for the present and future development of the PT Group;

•      In the identification of key-elements of the PT Group, and then implement retention strategies as appropriate for the segments defined for its management.

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II.10. POWERS OF THE MANAGEMENT BODY, NOTABLY AS REGARDS CAPITAL INCREASE RESOLUTIONS

The powers of PT’s Board of Directors are described in Chapter II.3., Board of Directors.

PT’s Bylaws authorise the Board of Directors, upon a favourable opinion by the Audit Committee, to increase the share capital, one or more times, through contributions in cash in up to the amount of 15,000,000 Euros, provided however that this decision is preceded by a resolution of the General Meeting of Shareholders establishing the parameters to which such increase or increases are subject, such definition to be made as provided for under the Bylaws. This authorisation was renewed by the Shareholders at the Annual General Meeting of Shareholders held on 27 April 2012.

In December 2008, making use of the above authorisation, the Board of Directors issued bonds convertible into shares, which included, according to a resolution by the General Meeting approving the relevant parameters, the approval of a capital increase implied in the resolution to issue the abovementioned bonds in an amount not exceeding 15% of the share capital in PT on the date of the resolution to issue convertible bonds, without prejudice to such amount being exceeded as a result of any adjustments to the conversion price.

II.11. FUNCTION ROTATION POLICY — APPOINTMENT AND SUBSTITUTION OF MEMBERS

Function rotation policy

As from 2010, the Board of Directors approved a set of general principles that govern the rotation of its functions, with the following main goals:

•                       Full compliance with the legal delimitation of powers in the matter of election of the corporate bodies, particularly the dominant role of the General Meeting of Shareholders in this field;

•                       Pursuing the interest of the Company; and

•                       Progressive follow-up of the best national and international corporate governance practices, particularly CMVM Recommendation no. II.2.5.

This rotation policy is based on the following assumptions:

•                       The election of the directors is incumbent on the Shareholders assembled in a General Meeting of Shareholders;

•                       It is the Board of Directors responsibility to appoint the members of the Executive Committee and of the Board’s specialised committees, upon proposal by its Chairman, and to co-opt any directors as required onto the Board (subject to ratification by the General Meeting of Shareholders);

•                       The Evaluation Committee assists the Board of Directors in the matters of selection, co-optation and vacancy filling in the Board’s committees.

In the performance of its duties, and considering any limits as derive from the law, the Bylaws and resolutions of the Company’s General Meeting of Shareholders, the Board of Directors of Portugal Telecom shall, to the extent possible and as appropriate for the Company’s interest, observe the following general principles:

(a)             The principal criteria for allocation of functions to the Company’s directors shall be: (i) their know-how, knowledge, capacities and experience; and (ii) the diversity of areas of expertise, qualifications, experiences and perspectives within the Board of Directors and each committee;

(b)             The function rotation of the Company’s directors is neither binding nor automatic by nature, and it will be considered by the Board of Directors, subsidiarily in view of the criteria referred to in (a) above, where it may contribute to a better performance by the Board of Directors and/or its committees, as well in pursuing the interest of the Company;

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(c)              The function rotation shall be subject to the said consideration, on a case by case basis, by the Board of Directors at the beginning of each term of office or whenever required to fill a vacancy within the Board or its committees;

(d)             The Board of Directors shall seek to achieve that the composition of its committees ensure an appropriate balance between continuity, accrued experience and new perspectives;

(e)            The periodic rotation of Board functions shall be merely progressive, and it shall apply to the number of members of its committees deemed appropriate by the Board of Directors;

(f)               The functions of the executive members of the Board of Directors shall be assigned by the Executive Committee, following a proposal by its Chairman, by favouring know-how, capacities and experience as required for each function, and as a general rule making continuity and accrued experience prevail over mere rotation, particularly as regards highly specialised functions (such as the financial function and technical functions);

(g)              Non-executive members of the specialised committees of the Board of Directors shall tend to be subject to rotation among specialised committees after the lapse of three terms of office, pursuant to the principles in (a) and (e) above;

(h)             The Evaluation Committee gives its opinion, in advance, on the observance of the general principles that shape the rotation policy.

At the time of adoption of this policy, the Board of Directors further considered that the same is reinforced by the following management accountability mechanisms already implemented by the Company: (i) duration of terms of office for three years, with the possibility of re-election; (ii) periodic appraisal and evaluation of the management by the Shareholders at the Annual General Meetings of Shareholders; and (iii) the duties performed by the Evaluation Committee of the Board of Directors.

Rules on the appointment and substitution of the members of the Board of Directors

The members of the Board of Directors are elected by the General Meeting of Shareholders as described in Chapter II.1.

PT’s Evaluation Committee was assigned powers within the director appointment procedure as best described in Chapter II.16.

The Bylaws determine that the absence of any director from more than half the ordinary meetings of the Board of Directors during one financial year, in a consecutive way or not, without a justification acceptable to the Board of Directors, shall be deemed as a definitive absence of such director. Such definitive absence shall be declared by the Board of Directors, and the director in question shall be replaced as provided for by law and the Bylaws.

Rules on the appointment and substitution of members of the supervisory bodies

The members of the supervisory bodies are appointed by the General Meeting of Shareholders, under proposal by the Audit Committee in the case of the Chartered Accountant, as described in Chapter II.1.

The Bylaws determine that the absence of any member of the Audit Committee shall be deemed as a definitive absence under the same terms as described above regarding the absence of members of the Board of Directors. Such definitive absence shall be declared by the Audit Committee, and the member in question shall be replaced as provided for by law and the Bylaws.

Substitution of the Chartered Accountant shall be made in accordance with the law.

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II.12. NUMBER OF MEETINGS OF THE MANAGEMENT AND SUPERVISORY BODIES, AS WELL AS REFERENCE TO MINUTES OF SUCH MEETINGS

During the 2012 financial year, 16 meetings of the Board of Directors and 14 meetings of the Audit Committee took place.

The management and supervisory bodies draw up minutes of their meetings, and members attending such meetings may dictate a summary of their interventions for the minutes.

II.13. NUMBER OF MEETINGS OF THE EXECUTIVE COMMITTEE AND REMITTAL OF ITS MINUTES AND NOTICES

During the 2012 financial year, 29 meetings of the Executive Committee took place. The Executive Committee draws up minutes of its meetings, and members attending such meetings may dictate a summary of their interventions for the minutes.

The Chief Executive Officer sends all notices and minutes of the Executive Committee meetings to the Chairman of the Board of Directors and Chairman of the Audit Committee in order to allow for the proper information of such officers.

II.14. EXECUTIVE AND NON-EXECUTIVE MEMBERS — INCOMPATIBILITY RULES AND INDEPENDENCE CRITERIA

Board of Directors

In Chapter II.1., directors are broken down into executive and non-executive directors, and among the latter those that are considered independent.

All non-executive members of the Board of Directors (obviously, other than directors incorporating the Audit Committee) would comply, if applicable, with all incompatibility rules provided for under article 414A,1 of the Portuguese Companies Code, except as provided for under subparagraphs (b) and (h) pursuant to the provisions of CMVM Recommendation no. II.1.2.3.

In this way, it should be mentioned that PT carried out an overall, material, on a case-by-case basis evaluation of the independence of its directors, guided by general principles intended to assess that directors are neither associated to any specific interest group within the Company, nor in any circumstance capable of affecting their impartial analysis or decision.

The evaluation of independence of directors incorporating the Audit Committee was conducted by this corporate body, in accordance with Internal Regulation no. 4,08 approved by the Board of Directors and the Audit Committee on 31 January 2008, as detailed below.

The evaluation of independence of directors not incorporating the Audit Committee was carried out by the Board of Directors, upon proposal by the Corporate Governance Committee, in accordance with: (i) criteria as defined in Internal Regulation no. 3,08 approved by the Board of Directors on 31 January 2008, which provides for criteria substantially in line with the general principles underlying European and CMVM recommendations as detailed in II.15 below, as well as (ii) criteria as provided for under Section 303A Corporate Governance Standards of the New York Stock Exchange.

Within this framework, as set out in Chapter II.1 above, the independence of executive directors, as well as of non-executive directors acting in the name or on behalf of owners of qualified holdings in PT or entities in a control or group relationship with the same, was deemed hindered.

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Moreover, regarding PT non-executive directors who were re-elected for more than two terms of office by resolution passed by 93.61% of the votes of shareholders present or represented at the elective General Meeting of Shareholders held on 27 April 2012, it was the Board of Directors’ understanding that, notwithstanding the provisions of article 414,5(b) of the Portuguese Companies Code by reference from CMVM Recommendation no. II.1.2.3:

(a)             Permanence in such office does not constitute cause for automatic loss of independence;

(b)             In this case, their re-election does not affect their fairness and impartiality, notably taking into account successive mutations occurred in the management body and the diffused shareholder structure in the Company along successive terms of office;

(c)              Such directors bring a valuable contribution to a proper performance of the supervisory duties entrusted to non-executive management, considering, in particular, their experience, engagement and knowledge of the sector and the Company, as well as acknowledging their fairness and impartiality within the corporate bodies and the Company as a whole.

In this way, we may conclude that all directors deemed independent by PT, as of 31 December 2012, as set out in Chapter II.1 above, meet the conditions required for the performance of their duties and compliance with their obligations to act diligently and in the interest of the Company in an independent manner. Thus, the Board of Directors considers that the Company’s management body includes a number of independent members that is appropriate to its size and shareholder structure (in excess of a quarter of total members as per II.1 above), capable of playing the supervisory and accountability role that is specially entrusted to them.

This understanding contrasts with CMVM’s current position as expressed on annual reports on listed company governance for 2010 and 2011, both disclosed in 2012, and for such reason CMVM Recommendation no. II.1.2.2 is declared non-complied with.

In fact, the interpretation adopted by CMVM, up to now, in relation to the application of independence criteria provided for under CMVM Recommendation no. II.1.2.3 in force on the date hereof considers the assumptions provided for under the subparagraphs of article 414,5 of the Portuguese Companies Code as automatic cause for loss of independence. According to this interpretation, as of 31 December 2012, PT’s Board of Directors does not have a quarter of independent directors amongst its total members, since its Chairman and director Gerald S. McGowan have already been re-elected as PT directors for more than two terms of office, and therefore are not considered as independent.

For all the above reasons, notwithstanding having taken into account such CMVM understanding on its declaration of non-compliance with CMVM Recommendation no. II.1.2.2, PT reiterates its refusal of this CMVM position, and makes an overall material case-by-case evaluation of the independence of its directors that is based on the best governance practices and intended to promote a non-executive management having conditions as required to impartially exercise an active supervision aimed at the pursuance of PT’s best interest.

Audit Committee

Taking into consideration the internal rules on independence issues and the communications made by this corporate body’s members, as at 31 December 2012, the Audit Committee complies with the provisions of article 423B,4 & 5 of the Portuguese Companies Code, since all its members are independent pursuant to article 414,5 of the same Code and have appropriate training and expertise.

It should be noted, however, that, on annual reports on listed company governance for 2010 and 2011, both disclosed in 2012, CMVM presented a position that was different from PT’s understanding, considering that the Company fails to comply with CMVM Recommendation no. I.1.1.3.

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In fact, should CMVM’s understanding that re-election in any corporate body (and not exclusively in the supervisory body) is relevant for the purposes of subparagraph (b) of article 414,5 of the Portuguese Companies Code be followed, the Chairman of the Audit Committee, although having been elected for the first time for the supervisory body on 22 June 2007, was re-elected for more than two terms of office to carry out non-executive duties in the management body of the Company.

In this way, it should be stressed that it has always been PT’s understanding, supported on opinions obtained in connection with the specificities of its governance model, that the number of terms of office that are relevant for the purposes of the provisions of article 414,5(b) of the Portuguese Companies Code is merely related to re-election to similar supervisory duties.

In particular, considering that the legal independence requirements and criteria are placed, primarily and mandatorily, on the members of supervisory bodies, and that the members of the Audit Committee take a double function, as “directors” and “supervisors”, it is understood that the legal system applicable to “supervisors” prevails with regard to the composition of such body and the assessment of independence of its members.

Furthermore, the assumption ratio provided for under such (b) section must be the rotation within the supervisory body. The above notwithstanding, it should be mentioned that re-election to other corporate bodies may be relevant, but only for the purposes of the general criterion on assessment of independence as provided for in the preamble to paragraph 5 of article 414 of the Portuguese Companies Code. In other words, such re-election should not be considered as cause for automatic loss of independence, but rather appraised on a case-by-case basis as to whether or not it impairs an impartial analysis or decision by the member in question.

In this respect, it is important to take into account that PT has carried out a material overall evaluation of the independence of the Chairman of its Audit Committee, similarly to all other members of this body, and concluded that he is independent and he is in no way associated to any specific interest group within the Company or in any circumstance that might affect his analysis or decision fairness.

Also based on the abovementioned material analysis to independence, in the case under appraisal, permanence in non-executive duties for several terms of office in the Company is not understood as hindering fairness vis-à-vis the existing interests, including vis-à-vis the board and the Company’s shareholders, especially considering: on the one hand, the Company shareholder structure that is widely diffused across our market; and, on the other hand, the successive mutations in the composition of PT management body (including the executive management) and in PT shareholder structure that occurred all along the terms of office when the Chairman of the Audit Committee has been performing his non-executive management duties.

In fact, for all the above reasons, notwithstanding the different understanding expressed by CMVM and taken into account by the Company on its declaration of non-compliance with CMVM Recommendation no. II.1.3.1, PT considers that the Chairman of its Audit Committee is independent and has the proper training and knowledge.

It should be further stressed that, even if the above CMVM position was adopted, according to the Audit Committee’s understanding, both permanence in non-executive duties and re-election to the supervisory body, as recently resolved by the Company’s shareholders by a percentage of 93.61% of votes cast at the elective General Meeting of Shareholders held on 27 April 2012, not only do not affect the members’ fairness and impartiality but also prove to be a relevant contribution and quality for the proper performance of their supervisory duties, in compliance with their fundamental care and loyalty obligations, in the interest of the Company.

Such contribution and quality result, especially, from the following: (i) their qualifications and knowledge and experience regarding the sector and the Company; (ii) acknowledging that their fairness and impartiality within the corporate bodies and the Company as a whole, which proves to be essential for duties typical of the chairman of the supervisory body; as well as (iii) the continuity

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required to respond to the demands placed on the supervisory body of PT, as issuer of securities admitted to trade on Euronext Lisbon and NYSE.

Furthermore, it should be stressed that (i) independence of the members of the Company’s Audit Committee is also assessed in accordance with SEC and NYSE rules applicable to PT’s Audit Committee, which rules are described in next Chapter, and (ii) all the members of the Audit Committee are independent according to such rules, including the member of the Audit Committee Mário João de Matos Gomes, who is the audit committee financial expert according to the provisions of Item 16A of Form 20-F submitted to SEC each year.

II.15. RULES FOR EVALUATION OF INDEPENDENCE OF MANAGEMENT MEMBERS

Board of Directors

The concept of independence set out in Internal Regulation no. 3,08 on the independence of the members of the Board of Directors of Portugal Telecom, other than the members of its Audit Committee, approved on 31 January 2008, as well as the criteria under Section 303A Corporate Governance Standards of the New York Stock Exchange were taken into consideration in the qualification of director independence as set out above.

In particular, the abovementioned Internal Regulation provides for criteria reflecting and permitting a material, case-by-case basis evaluation of independence substantially in line with the general principles underlying: (i) European recommendations, in the light of which directors are deemed independent if they do not entertain any commercial, family or other relationships — with the company, owners of qualified holdings or organisation structures of either of them — “that might originate a conflict of interests capable of impairing their appraisal capacity”; and (ii) CMVM Recommendations that refer to the requirements applicable to members of the supervisory bodies as provided for under articles 414 and 414A of the Portuguese Companies Code, according to which directors are deemed independent if neither associated to any specific interest group within the Company, nor in any circumstance capable of affecting their impartial analysis or decision.

In assessing the non-existence of any association to specific interest groups in PT or any circumstance capable of affecting a director’s capacity to analyse or decide with independence, the directors, as well as the Board of Directors as a whole, also take into account the incompatibility rules set forth in article 414A of the Portuguese Companies Code, with exception to the rule in paragraph 1(b) of this article, as well as the situations affecting director independence as established in article 414,5(a) and (b) of that same Code.

According to Internal Regulation no. 3,08, the members of the Board of Directors of the Company, other than members of the Audit Committee, must send to the Chairman of the Board, within 10 business days as from their election or co-optation, and no later than 31 January of each year, declarations prepared in accordance with an Appendix to the said Internal Regulation.

Where the independence situation of any member of the Board of Directors is subsequently changed, the director in question must send to the Chairman of the Board an updated declaration, in the 10 business days following such subsequent change.

The Board of Directors assesses the independence of its non-executive members, other than the members of the Audit Committee, on the basis of such declarations, as well as of any other information of which the Board may be aware.

Independence criteria as provided for under Internal Regulation no. 3,08 are applicable to the members of the Corporate Governance Committee and of the Evaluation Committee as such. The Audit Committee, in its turn, adopts specific independence criteria, as described hereinafter.

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Audit Committee

For purposes of assessment of independence, non-existence of incompatibility situations and specialisation of the members of the Audit Committee as such, the Audit Committee and the Board of Directors of PT adopted, on 31 January 2008, Internal Regulation no. 4,08, which was prepared on the basis of the independence concept set out under article 414,5, the list of incompatibilities provided for under article 414A, and the specialisation concept set out under article 414,4, all of the Portuguese Companies Code and applicable by virtue of article 423B of that same Code. All other applicable market rules, including the rules in force in the US market, notably the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, Rule 10A-3 on Listing Standards Relating to Audit Committee of SEC and the Final Rules approved under Section 303A on Corporate Governance Standards of NYSE, were also taken into account.

In accordance with the abovementioned Internal Regulation, the members of the Audit Committee must send to its Chairman, within the 10 business days following their appointment and no later than 31 January of each year, declarations prepared in accordance with an Appendix to such Internal Regulation no. 4,08.

Additionally, where a member of the Audit Committee is or should be aware that a subsequent change regarding the independence, incompatibility and specialisation requirements applicable to such member has occurred or will occur, the member in question must send an updated declaration to the Chairman of the Audit Committee, reasonably in advance or, if not possible to send it in advance, immediately after the fact.

The Audit Committee assesses, from time to time, the compliance of its members with applicable rules on incompatibilities, independence and specialisation on the basis of such declarations, as well as of any other information of which the Audit Committee may be aware.

Furthermore, should the Audit Committee conclude that, at a certain point in time, a member fails to comply, or may eventually fail to comply, with the requirements as to incompatibilities, independence or specialisation as provided for under the Portuguese Companies Code, the Audit Committee will trigger the necessary mechanisms for replacement of such members as required for the composition of this corporate body to be in conformity with the applicable legal and bylaw provisions.

Independence of the members of the Company’s Audit Committee is also assessed in accordance with the tests known as Independence Tests set out in Section 303-A on Corporate Governance Standards issued by the NYSE, which are applicable to the Company as an entity with shares admitted to trading on the NYSE, under ADR form.

II.16. SELECTION PROCEDURE FOR NON-EXECUTIVE DIRECTOR CANDIDATES

Candidates for non-executive management offices are elected by the General Meeting of Shareholders. At the elective General Meetings of Shareholders that have been held at PT, the names incorporated in the lists for purposes of election of corporate bodies, in particular as regards the management body and its non-executive members, have been proposed by Shareholders who are signatories of the proposal in question, no executive directors having participated in the procedure for selection of non-executive directors.

Additionally, the Evaluation Committee is assigned, inter alia, the power to assist the Board of Directors in the procedure for selection of directors for the Company, either at the request of the Chairman of the Board of Directors (notably in case of co-optation), or on the initiative of Shareholders entitled to submit lists to voting.

The assignments of the Board of Directors and Evaluation Committee within this framework correspond to the exercise of the corporate management duties entrusted to the management body

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as to the specialised functions of the Board of Directors, i.e. the intervention of such Committee in the selection procedure for non-executive director candidates essentially comprises the definition of an objective profile as appropriate for the persons to be elected, taking into account general and abstract criteria of good management, without prejudice to the decision of candidate selection being in itself entrusted to the Board of Directors in cases of co-optation (subject to ratification by the General Meeting of Shareholders), or to the Shareholders in case of election at a General Meeting of Shareholders.

The Evaluation Committee has 6 non-executive directors among its 7 members, and it is chaired by the Chairman of the Board of Directors, who is a non-executive director. The sole member of this Committee performing executive duties in the Company is the Chief Executive Officer, who is prevented, under the Evaluation Committee Regulation, from voting as to resolutions on the annual performance evaluation of the members of the Executive Committee, and resolutions on co-optation or election of PT directors where the selection of non-executive directors is at issue.

In this way, any interference of executive directors in the selection of non-executive director candidates is limited, in full compliance with CMVM Recommendation no. II.1.3.2.

II.17. DESCRIPTION OF THE ACTIVITY OF NON-EXECUTIVE DIRECTORS

The Board’s operating regulation provides for the possibility of holding ad hoc meetings among non-executive directors, and requires that non-executive directors meet with the Chairman of PT’s Evaluation Committee at least once a year.

The non-executive members of the Board of Directors have prepared a report of the activities carried out during the 2012 financial year, which report was approved at the meeting of such members held on 27 February 2013 and is disclosed on the annual management report in compliance with CMVM Recommendation no. II.2.4.

II.18. PROFESSIONAL QUALIFICATIONS OF THE MEMBERS OF THE BOARD OF DIRECTORS, INDICATION OF PROFESSIONAL ACTIVITIES CARRIED OUT BY THE SAME IN THE LAST FIVE YEARS AT LEAST, NUMBER OF SHARES IN THE COMPANY HELD BY THE SAME, DATE OF FIRST APPOINTMENT AND DATE OF EXPIRATION OF TERM OF OFFICE

The curricula of PT directors are shown in Appendix III.

Chapter II.1. shows the number of shares in the Company held by each director, the year of first appointment and the date of expiration of the term of office.

II.19. FUNCTIONS EXERCISED BY THE MEMBERS OF THE MANAGEMENT BODY IN OTHER COMPANIES, INDIVIDUALIZING THOSE EXERCISED IN OTHER COMPANIES OF THE SAME GROUP

The functions exercised by the PT’s directors in other companies are shown in Appendix III.

SECTION III. GENERAL AND SUPERVISORY COUNCIL, COMMITTEE FOR FINANCIAL MATTERS, AUDIT COMMITTEE AND FISCAL COUNCIL

Information as provided for in Chapters II.20. to II.23. of CMVM Regulation no. 1/2010 does not apply to PT, taking into account that the Company has adopted an Anglo-Saxon governance model.

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II.24. EVALUATION OF THE EXTERNAL AUDITOR

PT follows the Anglo-Saxon governance model, and therefore it has no Supervisory Board (“Conselho Fiscal”). The data hereinafter are referred to the Audit Committee.

The annual evaluation of the external auditor is included in the annual activity report of the Audit Committee made available on the Company website, as mentioned in Chapter II.4.

Up to this date, PT Audit Committee has, in no case, found any reason to take steps towards removing with just cause any entity having performed the duties of external auditor of the Company, and therefore CMVM Recommendation no. II.4.5, at no time applicable as to this portion, is deemed entirely complied with.

For mere information purposes, it should be said as to this matter that, in accordance with its Internal Regulation, the Audit Committee is directly and exclusively responsible for appointing, hiring, confirming or terminating the duties and fixing the remuneration of the external auditors of the Company, as well as for supervising their qualifications and independence and approving the auditing and/or other services to be rendered by the said external auditors or by persons or entities associated to the same. Neither the law nor the Bylaws of the Company assign any powers for the General Meeting of Shareholders to resolve on the removal without just cause of the external auditor.

Information as provided for in Chapters II.25. to II.28. of CMVM Regulation no. 1/2010 does not apply to PT, taking into account that the Company has adopted an Anglo-Saxon governance model.

II.29. COMPANY REMUNERATION POLICY

The remuneration policy applicable to the PT Group’s officers (in the meaning of article 248B,3 of the Portuguese Securities Code), other than those incorporating the management and supervisory bodies, is described in the declaration on this matter to be submitted by the Board of Directors to the Annual General Meeting of Shareholders to be held in April 2013. Such declaration is attached hereto as Appendix IV, and it will be submitted to the Shareholders as an integral part of the Report and Accounts for the 2012 financial year.

Similarly, at the Annual General Meeting of Shareholders held on 27 April 2012, the declaration of the Board of Directors on the remuneration policy applicable to the PT Group’s officers, other than those incorporating the management or supervisory bodies, was also submitted to the Shareholders in a text incorporated in the Report and Accounts for the 2011 financial year.

Although CMVM Recommendation no. II.1.5.3 mentions that the declaration on remuneration policy provided for under Law no. 28/2009 of 19 June 2009, to be submitted to the General Meeting, shall also include the remunerations of officers, PT sees it fit not to adopt the end section of such Recommendation, since PT considers that information on the remunerations of the Company’s officers, other than the members of the abovementioned corporate bodies, should be included in a document prepared by the management body and submitted to the General Meeting of Shareholders together with the financial statements under the item on the agenda for the approval of the report and accounts.

In fact, the Company’s officers who are not incorporated in its corporate bodies are senior managers of the Company, and the definition of their remuneration policy is the jurisdiction neither of the General Meeting of Shareholders nor of PT’s Compensation Committee, but rather a matter related to the Company’s management.

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This allocation of powers is not even specific to PT’s governance model. In fact, in any governance model the remuneration of senior managers is a matter pertaining to human resource management, i.e. clearly inside the scope of powers of the management body.

Considering the above, the Company cannot but consider that the Recommendation in question is not consistent with the legal rules in force, according to which: (i) matters of management come primarily under the jurisdiction of the management body; (ii) the definition of the remuneration of corporate bodies, and none other, comes primarily under the jurisdiction of the general meeting of shareholders, which may appoint a compensation committee, and the latter is under the obligation of exercising the so-called “say on pay” as enshrined under Law no. 28/2009 of 19 June 2009.

This understanding is without prejudice to the Board of Directors’ duty of accountability to the General Meeting of Shareholders regarding officer remuneration policy, in the same as it does as to any matter within the scope of its powers, and so, in PT’s opinion, the proper venue for such purpose is the report and accounts submitted to the General Meeting of Shareholders each year.

In this way, in order to ensure transparency and accountability in board decisions in this field, the Board of Directors will submit this policy to the Shareholders as an appendix to the annual governance report.

At PT there are no other employees whose professional activity might have a relevant impact on the company risk profile or whose remuneration contains a significant variable component.

SECTION IV. REMUNERATION

Compensation Committee

The Compensation Committee is elected by the Shareholders at a General Meeting and serves the purpose of defining the remuneration policy of the members of the corporate bodies, determining the remunerations applicable taking into consideration the performance (notably taking into account the evaluation made by the Evaluation Committee) and the economic position of the Company.

For the completion of this task, the Compensation Committee continuously follows up and evaluates the directors’ and the Company’s performance, checking the extent to which the proposed targets have been achieved. The Compensation Committee meets whenever necessary.

The current members of the Compensation Committee were elected on 27 April 2012 for the 2012-2014 three-year term of office. Taking into account the suspension of office of one of the members of the Compensation Committee, the Shareholders will be called to resolve on the appointment of a new member to the Compensation Committee to complete the 2012-2014 three-year term of office.

Composition

Álvaro Pinto Correia	Chairman
Francisco Esteves de Carvalho	Member
Francisco Barros Lacerda	Member(1)

(1) Office suspended since 24 August 2012.

Independence of the members of the Compensation Committee

Notwithstanding the necessary articulation of this Committee with the Board of Directors, the composition of the Compensation Committee seeks to obtain the highest possible level of independence of its members from the members of the management body. No member of the Compensation Committee is a member of any corporate body or committee within the Company, and no member of the Compensation Committee has any family connection to any member of the

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management body by way of marriage, kindred or affinity in a direct line and up to and including the third degree.

In this way, PT complies with the first part of CMVM Recommendation no. II.5.2.

II.30. DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009

The remuneration policy for executive and non-executive members of the Board of Directors (such policy including the members of the supervisory body) in force during the 2012 financial year is described on the declaration by the Compensation Committee on this matter as approved by the 2012 Annual General Meeting of Shareholders, pursuant to article 2,1 of Law no. 28/2009 of 19 June 2009. Such declaration is reproduced in Appendix V hereto.

At the Annual General Meeting of Shareholders to be held in April 2013, the declaration of the Compensation Committee on the remuneration policy for the members of PT’s management and supervisory bodies for 2013 will similarly be submitted to the Shareholders under an autonomous item on the agenda.

II.31. REMUNERATION INDIVIDUALLY EARNED BY THE MEMBERS OF THE COMPANY’S MANAGEMENT AND SUPERVISORY BODIES

Pursuant to Law no. 28/2009 of 19 June 2009 and to CMVM Regulation no. 1/2010, individual remunerations paid to the members of the management body and Audit Committee of the Company in 2012 are shown hereinafter:

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			Bonus		Committees as of 31 December 2012
		Variable	2009- 2011			Corporate
	Fixed 2012	2011	term of office	Total	Audit	Governance	Evaluation
Executive Committee
Zeinal Abedin Mahomed Bava	695,038	589,929	—	1,284,967			Member
Luís Miguel da Fonseca Pacheco de Melo	486,526	363,267	—	849,793
Alfredo José Silva de Oliveira Baptista	486,526	247,682	—	734,208
Carlos António Alves Duarte	486,526	330,243	—	816,769
Manuel Francisco Rosa da Silva	486,526	330,243	—	816,769
Pedro Humberto Monteiro Durão Leitão	486,526	247,682	—	734,208
Shakhaf Wine (a)	486,526	330,243	—	816,769
	3,614,193	2,439,289	—	6,053,482
Audit Committee
João Manuel de Mello Franco	271,404	—	—	271,404	Chairman	Member	Member
José Guilherme Xavier de Basto	126,574	—	—	126,574	Member
Mário João de Matos Gomes (b)	183,736	—	—	183,736	Member
	581,714	—	—	581,714
Other Members of the Board of Directors
Henrique Manuel Fusco Granadeiro	617,812	—	652,500	1,270,312		Chairman	Chairman
Amílcar Carlos Ferreira de Morais Pires	44,058	—	—	44,058
Fernando Magalhães Portella (c)	8,154	—	—	8,154
Francisco Teixeira Pereira Soares	132,174	—	—	132,174		Member	Member
Gerald Stephen McGowan	75,528	—	—	75,528		Member
João Nuno de Oliveira Jorge Palma (d)	—	—	—	—		Member
Joaquim Aníbal Brito Freixial de Goes	118,786	—	—	118,786		Member	Member
José Pedro Cabral dos Santos (d)	—	—	—	—
Maria Helena Vaz de Carvalho Nazaré	44,058	—	—	44,058
Milton Amilcar Silva Vargas	75,528	—	—	75,528			Member
Nuno Rocha dos Santos de Almeida e Vasconcellos	69,234	—	—	69,234
Otávio Marques de Azevedo	75,528	—	—	75,528			Member
Paulo José Lopes Varela	87,316	—	—	87,316		Member
Rafael Luís Mora Funes	118,786	—	—	118,786		Member	Member
Pedro Jereissati (e)	68,090	—	—	68,090
	1,535,052	—	652,500	2,187,551
	5,730,959	2,439,289	652,500	8,822,747

(a) The remuneration of the executive director Shakhaf Wine is paid through PT Brasil, PT’s subsidiary in Brazil, in local currency, with the corresponding amount in Euro being presented in the table above.

(b) In addition to the amount specified on the table above paid by PT, non-executive director Mário de Matos Gomes was also paid a remuneration in the amount of 7,838 Euros by Previsão - Sociedade Gestora de Fundos de Pensões, S.A. for the office of Chairman of the Supervisory Board he performs therein.

(c) Director Fernando Magalhães Portella was co-opted onto office on 25 October 2012.

(d) Non-executive directors João Nuno de Oliveira Jorge Palma and José Pedro Cabral dos Santos waived their remuneration due to incompability with other professional duties.

(e) Non-executive director Pedro Jereissati resigned from his office in PT on 25 October 2012.

The variable remuneration paid to the members of the Executive Committee in the 2012 financial year set out above refers to the performance of the executive directors during the financial year ended on 31 December 2011. In addition, the bonus paid to the Chairman of the Board of Directors during the 2012 financial year mentioned in the table above is related to the term of office ended on 31 December 2011 as determined by the Compensation Committee under the terms of the remuneration policy in force.

As regards the Company’s supervisory body and given that the Company follows an Anglo-Saxon governance model as referred to above, its members are non-executive directors who earn a monthly fixed remuneration taking into account the remuneration policy.

The remuneration earned by the other non-executive directors corresponds to a monthly fixed remuneration which amount takes into consideration the number of committees to which they belong, pursuant to the remuneration policy.

During the 2012 financial year, the Company neither adopted nor kept in force any share allotment or share call option plans to the benefit of members of the management or supervisory bodies (or any other officers in the meaning of article 248B of the Portuguese Securities Code).

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Remunerations earned by the members of the management and supervisory bodies are listed in aggregate on Note 48 to the consolidated financial statements for the year of 2012.

II.32. ALIGNMENT WITH LONG TERM INTERESTS OF THE COMPANY, REMUNERATION BASED ON PERFORMANCE AND DISINCENTIVE TO EXCESSIVE RISK TAKING

As results from the remuneration policy in force in 2012, described in Appendix V, the remuneration is structured in such a way as to permit the alignment of the interests of management body members with long term interests of the Company, and it is based on performance evaluation and is a disincentive to excessive risk taking.

II.33. ON THE REMUNERATION OF EXECUTIVE DIRECTORS:

(a) Reference to the fact that the remuneration of executive directors incorporates a variable component, and information on the way as such component depends on performance evaluation;

See information included in Chapters II.31. and II.32.

(b) Indication of the corporate bodies empowered to carry out the performance evaluation of executive directors;

The Compensation Committee determines the remunerations of the executive members of the management body based on objective criteria as approved by such committee and on the evaluation of the performance of executive directors carried out by the Evaluation Committee, within the framework of its specific powers, upon hearing the Chief Executive Officer.

Similarly, executive directors are evaluated within the scope of the performance evaluation of the Board of Directors itself.

Furthermore, pursuant to the law, the General Meeting of Shareholders makes an annual general appraisal of the management (and supervision) of the Company.

Finally, it should be mentioned that the Corporate Governance Committee has powers that, although delegated by the Board of Directors, determine that such committee evaluates the governance practices adopted by the Company and its management body.

(c) Indication of pre-determined criteria for the performance evaluation of executive directors;

The determination of the variable remuneration to be allocated for the performance of the year is based on a percentage of the annual fixed remuneration calculated by using a weighted average of the level of achievement of a combination of indicators associated to performance and sustainability of the Company, provided that at least 85% of the goals established for each such indicator must be achieved.

The performance evaluation is made taking into account the evolution of the following indicators:

•                  The total shareholder return (TSR), considered as such the return generated by the PT share, including not only the trading price variation but also any payments made (dividend);

•                  The global earnings of the PT Group;

•                  The overall EBITDA — CAPEX of the PT Group;

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•                  PT’s sustainability index (using the Dow Jones Sustainability Index methodology); and

•                  The achievement of the strategic goals at a national and international level.

(d) Clarification of the relative significance of the variable and fixed components of director remuneration, as well as indication of maximum limits for each component;

The relative significance of the variable and fixed components of director remuneration, as well as an indication of the maximum limits for each component, that were in force during the 2012 financial year are described on the declaration on remuneration policy set out in Appendix V.

In this way, the remuneration of executive directors for the 2012-2014 term of office is composed of a fixed remuneration and a single variable remuneration allocated each year but keeping the achievement of the company’s sustainability levels implied in the option for deferment of payment of 50% of such variable remuneration for a three-year period, subject to maintenance of a positive performance by the Company under conditions as defined.

The fixed remuneration is limited to an annual amount established by the Compensation Committee (to be paid 14 times per year), which is determined in accordance the functions performed, resulting in a different remuneration for the Chairman of the Board of Directors, the members of the Audit Committee (and amongst these the Audit Committee’s Chairman and financial expert), all the other non-executive directors (and amonst these the members of specialised committees of the Board of Directors), as well as the Chairman and members of the Executive Committee.

The variable remuneration of executive directors is dependent on achievement of pre-determined goals, and it may amount to 160% of the fixed remuneration in the event of a 100% pre-determined goal achievement, in line with the values fixed for the remuneration policy during the previous term of office.

Following the determination of the variable remuneration according to this method, the Compensation Committee may increase or reduce in no more than 10% the variable remuneration of the Chief Executive Officer and all the other members of the Executive Committee, upon proposal by the Chairman of the Board of Directors and the Chief Executive Officer, respectively. In any case, and even if the level of achievement of pre-defined goals is in excess of 100%, the amount of the variable remuneration will not exceed in over 12.5% the variable remuneration corresponding to 100% goal achievement added by the said grossing up.

The variable remuneration to be allocated for the performance of the year is determined by a percentage of the annual fixed remuneration calculated on the basis of a weighted average of the level of achievement of a combination of indicators associated to performance and sustainability of the Company, defined by the Compensation Committee elected at the 2012 General Meeting of Shareholders, provided that at least 85% of the goals established for each such indicator must be achieved. The performance evaluation is made taking into account the evolution of the following indicators:

•                  The total shareholder return (TSR), considered as such the return generated by the PT share, including not only the trading price variation but also any payments made (dividend);

•                  The global earnings of the PT Group;

•                  The overall EBITDA — CAPEX of the PT Group;

•                  PT’s sustainability index (using the Dow Jones Sustainability Index methodology); and

•                  The achievement of the strategic goals at a national and international level.

Furthermore, upon preparation of the new corporate body remuneration policy in 2012, a benchmarking study was made covering around 140 companies, which enabled us to confirm that the relationship between fixed and variable remuneration as established for the members of the Executive Committee in the 2009-2011 and 2012-2014 terms.

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From all the above mentioned results that overall the variable component vis-a-vis the fixed component of the remuneration present a reasonable relationship, and therefore PT considers that CMVM Recommendation no. II.1.5.1(ii) was complied with.

The declaration of the Compensation Committee on remuneration policy for the members of PT’s corporate bodies applicable to the 2012-2014 term of office, which essentially maintains the policy defined in 2012 and approved by the General Meeting of Shareholders held on 27 April 2012, will be submitted to the approval of the Shareholders at the 2013 Annual General Meeting.

(e) Indication of the deferment of payment of the variable component of the remuneration, mentioning the deferment period;

Under the remuneration policies in force during the last financial years, the payment of 50% of the overall variable remuneration allocated to each executive director in each financial year has been deferred for a three-year period, subject to the positive performance by PT not being affected as mentioned under the remuneration policy in force.

In this way, as of 31 December 2012, pursuant to the executive directors’ remuneration policy in force, the following amounts relating to variable remuneration were deferred, with the payment of such deferred amounts being expected to take place in the specified years, subject to the conditions as defined:

	Reference year (Payment year)
	2010 (2014)	2011 (2015)	Total
Executive Committee
Zeinal Abedin Mahomed Bava	660,904	589,929	1,250,833
Luís Miguel da Fonseca Pacheco de Melo	420,575	363,267	783,842
Alfredo José Silva de Oliveira Baptista	—	247,682	247,682
Carlos António Alves Duarte	420,575	330,243	750,818
Manuel Francisco Rosa da Silva	420,575	330,243	750,818
Pedro Humberto Monteiro Durão Leitão	—	247,682	247,682
Shakhaf Wine (a)	420,575	330,243	750,818
	2,343,204	2,439,289	4,782,493

(a) The remuneration of executive director Shakhaf Wine is paid through PT Brasil, PT’s subsidiary in Brazil, in local currency, with the corresponding amount in Euro being presented in the table above.

During the 2012 financial year, executive directors were paid the following medium-term variable remuneration in relation to 2009, which payment was deferred according to the remuneration policy in force:

Executive Committee
Zeinal Abedin Mahomed Bava	509,463
Luís Miguel da Fonseca Pacheco de Melo	356,623
Carlos António Alves Duarte	356,623
Manuel Francisco Rosa da Silva	356,623
Shakhaf Wine (a)	356,623
1,935,957

(a) The remuneration of executive director Shakhaf Wine is paid through PT Brasil, PT’s subsidiary in Brazil, in local currency, with the corresponding amount in Euro being presented in the table above.

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(f) Explanation on how the payment of the variable remuneration is subject to continued positive performance by the company all along the deferment period;

The payment of 50% of the variable remuneration amounts allocated, in each financial year, to each executive director is deferred for a three-year period and subject to the condition of the positive performance by the Company not being affected according to the terms of the remuneration policy in force. For further information on the conditions of payment of such deferred amounts, please see the remuneration policy for PT corporate bodies as effective in 2012 attached hereto as Appendix V.

Additionally, during the 2012 financial year, the Compensation Committee elected at the 2012 Annual General Meeting of Shareholders has defined Company performance indicators to be verified at the time when payment of such deferred amounts is due. Such indicators are as follows:

•                Cash flow generation along the period in question as measured by the EBIDTA-Capex metrical scanning must be positive;

•                The net worth for the n+3 financial year, any extraordinary movements occurred after the end of the n financial year excluded, upon deduction, for each financial year, of a sum corresponding to a 40% pay-out over the net profit stricken in the consolidated accounts for each financial year of the deferment period (regardless of the actual pay-out) must exceed the net worth stricken at the end of the n financial year.

The following, inter alia, are deemed extraordinary movements in the period between the n financial year and n+3 financial year: any proceeds from a share capital increase, purchase or sale of own shares, extraordinary allocation of dividend or any other form of shareholder remuneration, annual pay-out other than 40% of the consolidated result for the relevant year or other movements that while affecting the net worth do not result from Company operational results (including actuarial profits and losses and capital conversion adjustments).

The net worth for the n+3 financial year should be stricken on the basis of the accounting rules followed for the n financial year in order to ensure comparability.

(g) Sufficient information on the criteria on which the allocation of a variable remuneration in shares is based, as well as on executive directors keeping any shares granted them in the company, on any agreement executed as to such shares, notably hedging or risk transfer agreements, the limit thereof, and their relationship to the amount of the overall annual remuneration;

Not applicable. See Chapter II.31.

(h) Sufficient information on the criteria on which the allocation of a variable remuneration in options is based, and indication of deferment period and exercise price;

Not applicable.

(i) Identification of the main parameters of and grounds for any annual bonus system and any other non-pecuniary benefits;

In 2012, there were no significant bonus, annual bonus or non-pecuniary benefit systems of any nature whatsoever.

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(j) Remuneration paid in the form of profit sharing and/or bonus payment, and the reasons why such bonuses and/or profit sharing were granted;

The remuneration policy of the members of the Board of Directors does not provide for the allocation, in general terms, of this type of remuneration, without prejudice to the possibility of allocation of a bonus to the Chairman of the Board of Directors (please refer to the remuneration policy that was in force in the 2012 financial year and is attached hereto as Appendix V).

As to the item above, it should be stressed that, as mentioned under item I. of Appendix V, the remuneration of the Chairman of the Board of Directors consists in an annual fixed remuneration indexed to the annual fixed remuneration of the Chief Executive Officer, the variable component excluded.

Under that same item, such fact does not disallow the ability as recognised to the Board’s Evaluation Committee to propose that the Compensation Committee allocate a special bonus to the Chairman of the Board of Directors, at the end of his term of office, as a function of the evaluation of his performance of his duties (notably as referred to his powers under the Bylaws) separate, however, from the performance of the Company. In this way, upon definition of the remuneration policy, similarly to the previous remuneration policy, it was deemed that the quality of the performance of the Chairman of the Board of Directors might justify allocating such bonus, by taking into account criteria not related to the performance or value of the Company.

Furthermore, the definition of the main constituents of the remuneration policy for members of PT’s management and supervisory bodies elected at the General Meeting of Shareholders dated 27 April 2012 for the 2012-2014 term of office was established before such election, and in fact submitted to the approval of the shareholders of the Company at that same General Meeting. The intention was that, similarly to the previous term of office, no non-executive director, the Chairman of the Board of Directors included, would see any portion of remuneration subject to the achievement of pre-determined goals, in order to prevent any effect on their independence vis-a-vis the executive management.

Considering the above, and since the ratio underlying the possibility of allocation of such bonus to the Chairman of the Board of Directors, at the end of his term of office, was substantially different from the one guiding the allocation and/or payment of the variable remuneration component (annual or pluri-annual) to executive directors, it is PT’s understanding that CMVM Recommendation no. II.1.5.1(viii) is complied with.

In this way, under the remuneration policy previously in force, and considering the performance of his duties as the Chairman of the Board of Directors throughout the term of office ended on 31 December 2011, the Evaluation Committee proposed to the Compensation Committee the allocation of a bonus to the Chairman of the Board of Directors, of which 652,500 Euros were paid in 2012 and an equal amount was deferred for a three-year period.

In addition, during the 2011 financial year and following the recommendation presented by several Shareholders at the 2011 Annual General Meeting of Shareholders, the Compensation Committee, upon proposal by the Evaluation Committee, approved the allocation of an extraordinary bonus to the Chairman of the Board of Directors and the members of the Executive Committee, following the transactions occurred in 2010 relating to the acquisition of Vivo by Telefónica and the acquisition by PT of a joint control stake in Oi Group, and a portion of the amount fixed under the remuneration policy in force at the Company has been deferred.

In this way, the following amounts in respect of extraordinary bonus allocated in 2011 have been deferred for a three-year period, and are subject to the conditions established under the Company remuneration policy:

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Henrique Manuel Fusco Granadeiro	800,000
Zeinal Abedin Mahomed Bava	1,000,000
Luís Miguel da Fonseca Pacheco de Melo	237,500
Carlos António Alves Duarte	87,500
Manuel Francisco Rosa da Silva	137,500
Shakhaf Wine (a)	287,500
2,550,000

(a) The remuneration of the executive director Shakhaf Wine is paid through PT Brasil, PT’s subsidiary in Brazil, in local currency, with the corresponding amount in Euros being presented in the table above.

(l) Compensations paid or due to former executive directors in respect of termination of office during the financial year;

During the 2011 financial year, no compensations were paid or became due to former executive directors in connection with termination of their office during the financial year.

(m) Reference to contractual limitation as established for any compensation to be paid upon removal without just cause of a director, and its relationship with the variable component of the remuneration;

Without prejudice to the next paragraph, in 2012, no limits were contractually established for any compensation to be paid upon removal without just cause of a director, other than as provided for by law.

Nevertheless, as described under the remuneration policy attached hereto as Appendix V, which was in force during the 2012 financial year, unless otherwise agreed or resolved by the Compensation Committee, PT and its directors shall act in compliance with the general principle whereby, in the event of removal or termination by mutual agreement of the management relationship, no compensation will be paid where such removal or termination is provenly due to inappropriate performance.

Since such principle is included in its remuneration policy — which is submitted to the General Meeting of Shareholders each year — it is PT’s understanding that such instrument is appropriate and sufficient to discipline this matter, and so there is no need to establish any other contractual special instruments forbidding the payment of compensations in case of inappropriate performance by the director. In this way, PT complies with CMVM Recommendation no. II.1.5.1(vii).

(n) Amounts paid, for any reason whatsoever, by other companies in a control or group relationship;

During the 2012 financial year, no amounts other than those referred to in Chapter II.31 above were paid to PT executive directors (or non-executive directors) by companies in a control or group relationship.

Additionally, it should be mentioned that, during the 2012 financial year, Brazilian companies integrated in Oi Group and Contax Group (both jointly controlled by PT) paid to 6 directors of PT, for the performance of executive duties in those companies, an overall amount in local currency, net of any deductions due under Brazilian law, corresponding to 952,000 Euros. This amount has been determined by those companies’ competent corporate bodies under Brazilian law.

(o) Description of the main characteristics of complementary pension or early retirement systems for

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directors, specifying whether the same were subject to appraisal by the general meeting of shareholders;

One director is covered by the pension benefit plan sponsored by PT (TLP), which plan benefits over 11,000 employees and former employees. See information included on Note 14 to the financial statements for the 2012 financial year.

(p) Estimate of the value of material non-pecuniary benefits deemed as remuneration not covered by the foregoing situations;

The benefits in force for senior managers as described on Note 48 to the consolidated financial statements for 2012 are the only benefits applicable, mutatis mutandis, to the members of the Executive Committee (as well as to the Chairman of the Board of Directors).

(q) Existence of mechanisms preventing executive directors from executing agreements that might put into question the reason for a variable remuneration.

As described under the remuneration policy in force during the 2012 financial year and attached hereto as Appendix V, unless otherwise agreed or resolved by the Compensation Committee, PT and its directors shall act in compliance with the general principle according to which directors shall not execute any agreements, whether with the Company or with a third party, that might result in mitigating the risk inherent to the variability of the remuneration as determined for them by the Company.

II.34. REFERENCE TO THE FACT THAT THE REMUNERATION OF NON-EXECUTIVE DIRECTORS OF THE MANAGEMENT BODY DOES NOT INCORPORATE VARIABLE COMPONENTS

No form of variable remuneration either for non-executive members of the management body or for members of the supervisory body is provided for (notwithstanding the possibility of allocation of a bonus to the Chairman of the Board of Directors as provided for under the remuneration policies in force at the Company during the last financial years). For more information, please see the remuneration policy for PT corporate bodies in force during 2012 as set out in Appendix V hereto, and item II.33(j) above.

II.35. WHISTLEBLOWING

In 2005, PT implemented a set of procedures called “System for Qualified Communication of Undue Practices”, or Whistleblowing. Within this System, “undue practices” mean all acts or omissions, wilful or seriously negligent, which are attributed to the conduct of members of a corporate body and other managing officers, heads of departments, staff and remaining employees of Group companies, notably in matters pertaining to Accounting, Internal Control or Auditing, that may be reflected on the financial statements or information sent to the Portuguese regulatory authority, CMVM, or the US regulatory authority, SEC, or that may cause damage to PT’s assets.

Taking this framework into account, Whistleblowing is any communication of information made by any person who believes that there is evidence of any of the following:

•                       Violation of a law, rule or regulation;

•                       Bad management;

•                       Abuse of authority; or

•                       Large fund squandering.

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Upon implementation, the existence of the System for Qualified Communication of Undue Practices was made public through personal communication addressed to each employee and by the uploading of a text on PT’s website.

Any employee or person outside the PT Group (meaning a person that does not belong to the Company’s staff — for instance, a shareholder, customer or supplier) may report undue practices through a website specifically created for such purpose:  https://napq.telecom.pt.

The communication is automatically encrypted, it may be sent from any computer (within or outside PT), and its identification is virtually impossible.

Both confidentiality of the communication and anonymity of the person reporting will be ensured at all times, unless the person concerned unequivocally intends and declares otherwise.

In no case is any kind of retaliation against those that make the said communications tolerated.

The Audit Committee ensures the receipt and follow up of communications, which are first received by a Qualified Communication Analysis Team (NAPQ — Núcleo de Análise de Participações Qualificadas), who process the communications and send them to the Audit Committee. The Audit Committee has powers to make the required decisions, reporting them to the CEO and CFO, as well as to other internal or external entities whose involvement is required or justified.

SECTION V. SPECIALISED COMMITTEES

PT has three specialised committees in the Board of Directors, as well as two structures supporting the Executive Committee that will also be considered in the information given under this Section.

II.36. PERFORMANCE EVALUATION, GOVERNANCE AND APPOINTMENT COMMITTEES

The composition of the Evaluation Committee, Corporate Governance Committee, Disclosure Committee and Sustainability Committee are shown in Chapter II.2.

Currently, PT’s governance structure does not comprise an autonomous committee empowered to identify candidates to management offices. However, the Evaluation Committee was given certain powers in the matter of selection of candidates to management offices, as described in Chapter II.3., Evaluation Committee.

II.37. NUMBER OF MEETINGS OF THE COMMITTEES AND MINUTES OF SUCH MEETINGS

During the 2012 financial year, the Evaluation Committee held 7 meetings, the Corporate Governance Committee held 3 meetings, the Disclosure Committee held 7 meetings and the Sustainability Committee held 1 meeting. Minutes are prepared in respect of the meetings of all these Committees.

II.38. REFERENCE TO THE FACT THAT A MEMBER OF THE REMUNERATION COMMITTEE HAS KNOWLEDGE AND EXPERIENCE IN THE MATTER OF REMUNERATION POLICY

All members of the Compensation Committee have knowledge and experience in the matter of remuneration policy, and thus PT adopts the second part of CMVM Recommendation no. II.5.2.

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II.39. INDEPENDENCE OF THE PERSONS HIRED BY THE REMUNERATION COMMITTEE

In the performance of its exclusive powers in the matter of remuneration determination under article 399 of the Portuguese Companies Code, PT’s Compensation Committee is supported by the Evaluation Committee, which, as described above, has consultive powers as required to provide technical support to the Compensation Committee as provided for under the Internal Regulation of the Evaluation Committee.

As an example, the Evaluation Committee shall:

(a)

Establish, for each term of office and each year, the goals for the Executive Committee of the Company, taking into account the plans approved by the Board of Directors and for purposes of establishment by the Compensation Committee of the relevant criteria in the matter of remuneration;

(b)	Propose to and discuss with the Compensation Committee the policy to be followed by the Company, for each term of office and in the long term, in the matter of fixed and variable remuneration;
(c)

Appraise, each year, the performance of the Executive Committee, according to objective criteria as approved by the Compensation Committee for purposes of fixing the variable component, upon hearing the Chief Executive Officer.

In this way, without prejudice to all legal and Bylaw powers of the Board of Directors and Compensation Committee, the Evaluation Committee, as a committee within the Board whose primary purpose consists in reinforcing transparency, accountability and specialisation of policy evaluation and definition processes and remuneration amounts, serves as a catalyst to the remuneration evaluation and determination system in PT.

Taking into account the high and growing level of complexity of these matters, primarily linked to attracting and retaining assets as well as to the implementation of strategic goals and risk undertaking, PT’s Board of Directors has deemed the creation of this consultive committee as a material element to support the management body and the Compensation Committee.

In fact, the members of this specialised committee, having a specific knowledge of the business and the market, as well as of PT’s strategy and goals, increase the potential for an enlightened and transparent decision-making process by the management body and the Compensation Committee.

In this connection, during the 2012 financial year, for the purpose of performance of its duties the Compensation Committee did not resort to the services of companies hired by PT or of the current consultants to the Company for the provision of other services.

Furthermore, it should be stressed that the Evaluation Committee may hire, as provided for under its regulation, independent consultants, auditors, legal assistants or other experts to provide services and assistance as required for the fulfilment of its powers and duties.

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CHAPTER III. INFORMATION AND AUDITING

III.1. CAPITAL STRUCTURE

The share capital in PT is, as from 10 December 2008, 26,895,375 Euros, and it is fully paid up and represented by 896,512,500 shares in the par value of three Euro cents each.

Five hundred of such shares are class A shares, which is equivalent to 0.0000558% of the total share capital. According to the Bylaws, a majority of class A shares must be held by the Portuguese State or other entities belonging to the State sector. Such shares are currently held by the Portuguese State.

Following a resolution approved at the General Meeting of Shareholders dated 26 July 2011, class A shares no longer grant any special rights to the Portuguese State as Shareholder in PT.

All PT ordinary shares are admitted to trading on the Euronext Lisbon regulated market. Class A shares are not admitted to trading on any regulated or non-regulated market.

III.2. QUALIFIED HOLDINGS IN THE SHARE CAPITAL IN THE ISSUER, CALCULATED IN ACCORDANCE WITH ARTICLE 20 OF THE PORTUGUESE SECURITIES CODE

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Qualified holdings

Date of report	Institutions	No. of shares	% of capital	% of voting rights
30-Dec-12	Espirito Santo Group	90,268,306	10.07%	10.07%
10-Jul-12	RS Holding, SGPS, S.A.	90,111,159	10.05%	10.05%
31-Mar-12	Telemar Norte Leste, SA	89,651,205	10.00%	10.00%
31-Dec-12	Caixa Geral de Depósitos Group	56,909,791	6.35%	6.35%
06-Feb-12	Norges Bank	44,442,888	4.96%	4.96%
12-Jan-12	UBS AG	42,024,498	4.69%	4.69%
31-Dec-10	Visabeira Group	23,642,885	2.64%	2.64%
07-Dec-09	BlackRock Inc.	21,025,118	2.35%	2.35%
03-Feb-10	Controlinveste Comunicações	20,419,325	2.28%	2.28%
14-Dec-12	Barclays Group (1)	19,525,168	2.18%	2.18%
17-Oct-12	Wellington Management Company	18,409,822	2.05%	2.05%
26-Oct-12	Ontario Teachers’ Pension Plan Board	18,000,000	2.01%	2.01%

(1) On 28 January 2013, PT further disclosed that Barclays has reduced its holding and a long position corresponding to less than 2% of PT’s share capital and voting rights.

Updated information on qualified holdings in the Company may be consulted at www.telecom.pt and on CMVM site.

III.3. IDENTIFICATION OF SHAREHOLDERS WITH SPECIAL RIGHTS AND DESCRIPTION OF SUCH RIGHTS

Following the resolution passed at the General Meeting of Shareholders dated 26 July 2011, class A shares no longer grant any special rights to the Portuguese State as Shareholder in PT. In this way, no shares representing the share capital in PT grant any special rights to their holders at this time.

III.4. ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP

The Company does not adopt any specific limitations as to share transferability. However, the Bylaws provide that Shareholders carrying out, directly or indirectly, a business competing with the business of companies in a control relationship with PT may not be the owners, without the prior authorisation of the General Meeting of Shareholders, of ordinary shares representing more than 10% of the share capital in the Company.

III.5. SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRANSFER OF SECURITIES OR VOTING RIGHTS

The Company has no knowledge of the existence of any shareholders’ agreements that might lead to restrictions in the transfer of securities or voting rights.

III.6. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY

Constitutive quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws is at issue, the General Meeting of Shareholders may only resolve, on a first call, if Shareholders owning at least shares corresponding to one-third of the share capital are present or represented. On a second call, no such requirement exists, and the General Meeting may resolve on any matter whatever the number of Shareholders present.

Resolution quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws of the Company is at issue, the General Meeting of Shareholders resolves by a majority of two-thirds of the votes cast.

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However, if Shareholders holding at least half the share capital are present or represented at a General Meeting held on second call, an amendment to the Bylaws may be resolved by a majority of the votes cast, and no two-third majority is therefore required.

Thus, PT Bylaws establish no quorum other than established by the law for the General Meeting to be held or to approve resolutions.

The Board of Directors is, however, authorised to increase the share capital, subject to an opinion in favour issued by the Audit Committee and following a resolution of the General Meeting of Shareholders, according to the terms described in Chapter II.10 hereof. The Board of Directors may also move the registered office of the Company within the national territory upon authorisation by the General Meeting of Shareholders.

III.7. CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHTS ARE NOT EXERCISED BY SUCH EMPLOYEES

There is no system specifically providing for any share capital holding by employees in the Company as a result of which the relevant voting rights are not directly exercised by such employees.

III.8. DESCRIPTION OF THE ISSUER’S SHARE PRICE EVOLUTION

Share performance in 2012

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Total Shareholder return in 2012

Most relevant facts announced during 2012

20 December	Portugal Telecom acquires a stake in Sport TV
17 December	Portugal Telecom achieves one hundred million customers
29 November	2012 First Nine Month Results
8 November	2012 First Nine Month Trading update
29 October	PT’s Technology & Innovation Conference
10 October	Issuance of Eurobond
2 August	2012 First Half Results
24 July	PT Fixed Rate Bonds 2012/2016 — subscription results
13 July	PT Fixed Rate Bonds 2012/2016
29 June	Portugal Telecom announces the extension of a credit facility until 2016 and is refinanced up to June 2016
27 June	Shareholder remuneration policy for 2012-2014 and extension of refinancing until the end of 2015
4 June	Meo achieves leadership in the triple-play market
23 May	Adjustment to conditions of Exchangeable Bonds due in 2014
17 May	2012 First quarter results
7 May	Dividend Payment
30 April	Filing of Annual Report on Form 20-F
27 April	Appointment of the Executive Committee and Chief Executive Officer
27 April	Portugal Telecom’s Annual General Meeting of Shareholders
17 April	Oi announces dividend policy
13 April	Portugal Telecom informs on Moody’s rating
5 April	Conclusion of Oi’s corporate simplification
30 March	2011 Full Year Results
30 March	2011 dividend distribution proposal
29 February	Resignation of Non-Executive Director
27 February	Approval of Oi’s corporate simplification
21 January	Portugal Telecom informs on S&P rating

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III.9. DESCRIPTION OF THE DIVIDEND DISTRIBUTION POLICY ADOPTED BY THE COMPANY

Dividend distribution policy

The Company adopts a dividend distribution policy that, as a general rule, takes into consideration the business opportunities, investor expectations and the financing needs concerning shareholders’ equity, taking into account capital cost and opportunity.

The Board of Directors is exclusively responsible for the proposal of dividend distribution, subject to Portuguese legislation and the Company’s Bylaws.

According to the Company’s Bylaws, at least 40% of the distributable profits of PT shall be distributed to the Shareholders as dividend, although the General Meeting of Shareholders may resolve, by a qualified majority of two-thirds of the votes cast, to reduce or not to distribute the dividend.

Within this context, on 27 June 2012, PT announced that its Board of Directors, in the light of the current macroeconomic environment and the conditions of the financial markets, decided to adopt a more prudent financial strategy, in order to strengthen the Company’s financial flexibility, through a greater debt reduction and the extension of maturities.

In this way, PT announced that the Board of Directors had approved, for the 2012-2014 financial years, a shareholder remuneration policy comprising an annual cash dividend in the sum of 0.325 Euros per share and a share buyback programme of 200 million Euros for such three-year period, i.e. an additional sum of 0.225 Euros per issued share.

The abovementioned cash dividend offer and share buyback programme are subject to market conditions, to PT’s financial condition, to the legal limits as to the distribution of assets to shareholders, as well as to the required approvals by the General Meeting of Shareholders, where applicable, and to other factors as the Board of Directors deems relevant from time to time.

Dividends distributed in the last financial years

The gross dividend per share for the three last financial years was as follows:

•                       2011 — 0.65 Euros

•                       2010 — 2.30 Euros (1.65 Euros as exceptional dividend and 0.65 Euros as ordinary dividend)

•                       2009 — 0.575 Euros

In implementation of the abovementioned policy, the Board of Directors will submit to the Annual General Meeting of Shareholders a proposal for allocation to the Shareholders of an amount of 0.325 Euros per share for the 2012 financial year, payable after the 2013 Annual General Meeting of Shareholders. The Board of Directors will also submit to the Shareholders’ approval an authorisation for the acquisition of own shares that will allow for the Board to implement the said share buyback programme.

III.10 MAIN CHARACTERISTICS OF SHARE ALLOTMENT AND SIMILAR PLANS

During the 2012 financial year, the Company did not adopt any share allotment or share call option plans, nor did any such plans remain in force, regarding PT Group directors or employees or any third parties.

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III.11. TRANSACTIONS WITH THE MANAGEMENT AND SUPERVISION OR WITH COMPANIES IN A CONTROL OR GROUP RELATIONSHIP

Relevant transactions with members of corporate bodies or with companies in a control or group relationship with PT are described on Note 48 to the consolidated financial statements included in the Report and Consolidated Accounts 2012.

III.12. TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING

Relevant transactions with owners of qualified holdings or entities in a relationship with the same as provided for under article 20 of the Portuguese Securities Code are described on Note 48 to the consolidated financial statements included in the Report and Consolidated Accounts 2012.

III.13. INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING

In December 2009 and December 2010, the Regulation on related party transactions was subject to some changes essentially aimed at adjusting it to the modifications made to IAS 24 and to the Corporate Governance Code issued by CMVM, as well as adopting the market best practices in this matter.

According to the current version of this Regulation, notwithstanding its exclusion of certain transactions (notably if carried out under normal market conditions), in case of transactions between PT, or any of its subsidiaries, and related parties, including owners of qualified holdings or entities in a relationship with the same pursuant to article 20 of the Portuguese Securities Code, or any renewals thereof, the aggregate amount per party of which is in excess of 100,000 Euros (one hundred thousand Euros) per quarter, the execution of the same may be approved only upon a prior favourable opinion by the Audit Committee confirming that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to the agreed terms and conditions.

For such purpose, the Audit Committee shall be provided with relevant information on the transaction as to which it has to give its opinion, including sufficient information on the characteristics of the transaction in question, notably under the strategic, financial, legal and fiscal viewpoint, information on the nature of the relationship existing between PT and the Shareholders in question, and the impact of the transaction on the financial position of the PT Group.

Furthermore, transaction with owners of a qualified holding or related parties pursuant to article 20 of the Portuguese Securities Code, or any renewals thereof, the aggregate amount per party of which exceeds 1,000,000 Euros (one million Euros) are subject to approval by the Board of Directors.

III.14. DESCRIPTION OF STATISTICAL DATA (NUMBER, AVERAGE AND MAXIMUM VALUE) FOR TRANSACTIONS SUBJECT TO PRIOR INTERVENTION BY THE SUPERVISORY BODY

During the 2012 financial year, 7 transactions with related parties, in an average amount of 7,609,143 Euros and a maximum amount of 30,400,000 Euros, were submitted to the prior opinion of the Audit Committee.

III.15. ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE

Information already made available in Chapter II.4.

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III.16. REFERENCE TO THE EXISTENCE OF AN INVESTOR SUPPORT OFFICE OR OTHER SIMILAR SERVICE

It is PT’s policy to supply clear and transparent information, on a regular basis, to its Shareholders and other members of the financial community.

The purpose of the Investor Relations Office consists in ensuring adequate relations with Shareholders, investors, analysts and financial markets generally, in particular with the Markets and Stock Exchanges where PT is listed and their respective regulatory entities: CMVM and SEC.

This Office regularly prepares presentations, communications and press releases on quarterly, interim and annual results, as well as any inside information affecting the PT Group as a whole. It also provides all sorts of clarifications to the financial community in general — shareholders, investors and analysts.

During 2012, PT pursued its investor relation activities, and held several events, notably road shows, presentations to investors and analysts, meetings and conference calls, and it has taken part in conferences in Europe and the United States.

The quality of the investor relation activities was once again acknowledged by the financial community both at national and international levels. Any interested party may have access to the Investor Relations Office through the following contacts:

Nuno Vieira Investor Relations Office
Telephone:	+351.21.500.1701
Fax:	+351.21.500.0800
E-mail:	nuno.t.vieira@telecom.pt
Address:	Av. Fontes Pereira de Melo, 40-9º, 1069-300 Lisboa — Portugal
Company Switchboard:	+351.21.500.2000
Websites:	http://www.telecom.pt; http://ir.telecom.pt

In addition to other information, the Investor Relations Office keeps the following information updated on PT’s website, in Portuguese and in English:

•                     Company name, its nature of public company, registered office and other data pursuant to article 171 of the Portuguese Companies Code;

•                       The Bylaws;

•                       The identity of the members of the corporate bodies and of the representative for relations with CMVM and the market;

•                       Duties of and access means to the Investor Relations Office as described above;

•                       For a period of five years, the annual, interim and quarterly financial statements;

•                       A yearly schedule of corporate events, which is disclosed at the beginning of each year and includes, among other information, scheduled General Meetings of Shareholders and disclosure of annual, interim and quarterly accounts;

•                       Notices of the General Meetings of Shareholders, as well as proposals to be submitted to discussion and voting by the Shareholders, at least 21 days in advance of the meeting date.

III.17. INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATION IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE

During the 2012 financial year, the annual remuneration paid to PT’s External Auditors, Deloitte & Associados, SROC, S.A. (“External Auditors”) and other companies in the same international network as Deloitte was 1,801,922 Euros. Such payment was distributed among the following services:

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	2012		2011
	Amount (€)%		Amount (€)%
Auditing services	1,386,274	77	3,077,946	77
Other reliability guarantee services	254,934	14	707,320	18
Tax consultancy services	89,868	5	162,993	4
Services other than auditing services	70,846	4	30,000	1
Total	1,801,922	100	3,978,259	100

The services other than auditing services provided to the Company by the External Auditor and entities in a holding relationship with or incorporated in the same network as the External Auditor were previously approved by the Audit Committee, upon review of each specific service, which considered the following aspects: (i) such services having no effect on the independence of the External Auditor and any safeguards used; and (ii) the position of the External Auditor in the provision of such services, notably the External Auditor’s experience and knowledge of the Company.

Furthermore, although hiring services other than auditing services to the External Auditor is admissible, it is envisaged as an exception. In this way, as referred to above, in 2012, such services reached only around 9% of the total amount of services provided to the Company.

In order to safeguard the independence of the External Auditors, the following powers of the Audit Committee were exercised during the 2012 financial year and should be highlighted:

•                       Appointment and hiring of External Auditors and responsibility for establishing their remuneration, as well as pre-approval of any services to be hired from the External Auditors;

•                     Direct and exclusive supervision by the Audit Committee;

•                       Assessment of the qualifications, independence and performance of the External Auditors, and obtaining, yearly and directly from the External Auditors, written information on all relations existing between the Company and the Auditors or associated persons, including all services rendered and all services in progress; in fact, the Audit Committee, in order to evaluate independence, obtained from the External Auditors information on their independence in light of article 62B of Decree-Law no. 224/2008 of 20 November 2008, which amends the articles of association of the Chartered Accountant Professional Association;

•                       Review of the transparency report, signed by the Auditor and disclosed at its website. This report covers the matters provided for under article 62A of Decree-Law no. 224/2008, including those regarding the quality control internal system of the audit firm and the quality control procedures carried out by the competent authorities;

•                       Definition of the Company’s hiring policy concerning persons who have worked or currently work with the External Auditors;

•                       Review, with the External Auditors, of the scope, planning and resources to be used in their services;

•                       Responsibility for the settlement of any differences between the Executive Committee and the External Auditors concerning financial information.

Within this context, it should be particularly stressed that External Auditor independence was safeguarded by the implementation of the Company’s policy on pre-approval of the services to be hired to External Auditors (or any entity in a holding relationship with or incorporating the same network as the External Auditors), which results from the application of the rules issued by SEC on this matter. According to such policy, the Audit Committee makes an overall pre-approval of the services proposal made by the External Auditors and a specific pre-approval of other services that will eventually be provided by the External Auditors, particularly tax consultancy services and services other than “audit and audit related” services.

It should also be stressed that, in accordance with SEC rules, the Audit Committee, within its responsibilities, has defined the rules on the limitations and restrictions the PT Group must comply

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with should there be an intention to hire persons currently employed by the External Auditing company.

Pursuant to its duties and in line with CMVM Recommendations no. II.4.4 and II.4.5, the Company’s Audit Committee assessed and confirmed the independence of the External Auditors, and appraised their work during the 2012 financial year as positive.

Finally, it should be mentioned that the internal control and risk management system implemented in the Company is submitted to certification by the External Auditors each year, in accordance with the stipulations of Section 404 of the Sarbanes-Oxley Act, and that no deficiencies classified as Material Weakness were reported by the External Auditors that might put into question the effectiveness of the system as implemented or its suitability to the needs of the Group. Additionally, in order to fully comply with CMVM Recommendation no III.1.4., the External Auditors have also verified the application of the remuneration policies and systems in force in the Company during the 2012 financial year. For any additional information on this subject, we recommend that you read the Activity Report of the Audit Committee as referred to in Chapter II.4. of this Report.

III.18. REFERENCE TO THE ROTATION PERIOD OF THE EXTERNAL AUDITOR

The current External Auditor to PT SGPS (Deloitte & Associados, SROC, S.A., a company that was formerly called António Dias & Associados, SROC, S.A.) started its duties in mid-2004, and as a result, upon completion of its audit on the 2011 annual accounts, it has completed the period of duty performance corresponding to the third term of office of the corporate bodies.

In spite of the above, considering that, according to CMVM Recommendation no. III.1.3, the decision to keep the External Auditor for more than three terms of office of the corporate bodies must be justified on a specific opinion by the supervisory body, the Audit Committee, at a meeting held for such purpose on 30 April 2012, reviewed the contractual background, qualification, expertise, independence conditions, professional relationship and benefits and costs of substitution of the External Auditor and unanimously decided to renew the External Auditor’s term of office for the 2012-2014 three-year period.

The Audit Committee is firmly convinced that there are sufficient valid grounds to keep the External Auditor in charge of the PT Group’s consolidation external auditing during the term of office commencing in the 2012 financial year, and by way of such grounds the abovementioned CMVM Recommendation no. III.1.3. continues to be observed.

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APPENDIX I

United States rules applicable to PT, as a Foreign Private Issuer

As a foreign private issuer listed on the New York Stock Exchange (“NYSE”), PT is subject to the following set of mandatory corporate governance rules, which are fully complied with by PT:

•                       The following provisions of the Sarbanes-Oxley Act of 2002 (“SOX”)(4), as well as the rules approved by the U.S. Securities and Exchange Commission (“SEC”) implementing such provisions(5) (both SOX and SEC rules and regulations are fully complied with by PT):

Sarbanes-Oxley Act

Sections 201 and 202	Prohibition of rendering of certain non-audit services by auditors and prior approval of audit services.

Section 203	Rotation of the audit partner.

Section 204	Auditor’s report to the audit committee.

Section 206

Prohibition on engaging as auditor any firm for which certain of the issuer’s officers (CEO, Controller, CFO, Chief Accounting Officer or any person otherwise in a financial reporting oversight role with the issuer) was an employee and participated in the issuer’s audit in the preceding year.

Section 301	Standards relating to audit committees (including independence).

Sections 302 and 906	Certification of Form 20-F by the CEO and CFO.

Section 303	Prohibition of exercising improper influence on audits by directors and officers or any other person acting under their direction.

Section 304	CEO and CFO disgorgement of incentive compensation following restatement of financial reports.

Section 306	Prohibition of certain transactions by insiders during certain blackout periods.

Section 307	Professional liability and reporting duties by the issuer’s attorneys regarding potential breaches of securities laws and fiduciary duties.

Section 402	Prohibition on issuer loans to directors and executive officers.

Section 406	Disclosure of whether or not the issuer has a code of ethics (and if not, why not) and of any amendments or waivers to said code of ethics.

Section 407	Disclosure of whether the issuer has an audit committee financial expert (and if not, why not).

(4)  Available at http://pcaobus.org/About/History/Documents/PDFs/Sarbanes_Oxley_Act_of_2002.pdf.

(5)  Available at http://www.sec.gov.

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•                       In addition, the Company is subject to the following rules provided for in Section 303A on Corporate Governance Standards of the NYSE Listed Company Manual (“the Manual”)(6), which are fully complied with by PT:

Section 303A

Mandatory rules

Listed foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12 (b) and (c).

Section 303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (“Rule 10A-3”).

Section 303A.11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Section 303A.12(b)	The CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with the applicable rules set forth in Section 303A.

Section 303A.12(c)

The listed company is required to submit to the NYSE an executed annual Written Affirmation, as well as an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

•                       Pursuant to Section 301 of SOX and of Section 303A.06 of the Manual, PT shall comply with Rule 10A-3 on listing standards relating to audit committees approved by SEC(7).

•                       In this context, the Company has established an audit committee in full compliance with the following provisions set forth in Rule 10A-3 (opting out of the exemptions foreseen therein for foreign private issuers):

Rule 10A-3	Standards applicable to the audit committee

Paragraph (b)(1)(i)	Each of the audit committee members shall be independent and comprise the issuer’s board of directors.

Paragraph (b)(1)(ii)

In order to be deemed as independent, the audit committee member shall not, unless in his/her capacity as a member of the audit committee, of the board of directors or of any other board committee:

(a)         Accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, unless otherwise provided in the exceptional situations foreseen in this Rule; or

(b)         Be an affiliated person, as defined in this Rule, of the issuer or any subsidiary thereof.

(6)  Available at: http://nysemanual.nyse.com/lcm/.

(7)  Available at:

http://www.ecfr.gov/cgi-bin/text-idx?c=ecfr&SID=e891245b9c0e3dea7691375ca8882ab6&rgn=div8&view=text&node=17:3.0.1.1.1.1.67.107&idno=17.

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Rule 10A-3	Standards applicable to the audit committee

Paragraphs (b)(2) and(3)

The audit committee is directly responsible for:

(a)         The appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, and each such registered public accounting firm must report directly to the audit committee;

(b)         Establishing procedures for the (i) receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (ii) confidential and anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Paragraphs (b)(4) and (5)	Autonomy in the engagement of advisors and the provision of funding to the audit committee.

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APPENDIX II

Code of Ethics

The PT Group’s Code of Ethics, as revised on 17 December 2009, applies to all employees of the PT Group in order to guarantee a set of common ethical standards for all the PT Group’s companies. Its update and implementation are permanently monitored by the Corporate Governance Committee.

The goals, values and rules listed in the Code of Ethics incorporate the PT Group’s culture, which should preside over the professional conduct of all those who work at its companies, and imposes its disclosure with investors, customers, suppliers, regulatory authorities and competitors.

The frameworking values for the principles and conduct rules in the PT Group Code of Ethics, as best described therein, consist notably in the following:

•                       Protecting all Shareholder rights and interests, and safeguarding and increasing the worth of the assets of the companies incorporating the PT Group;

•                       Observing the duties of loyalty and confidentiality, and ensuring the principle of accountability by all PT Group’s employees;

•                       Good governance of the PT Group;

•                       Scrupulously complying with all laws and regulations applicable to the various Group businesses;

•                       Settling any conflicts of interest, and submission of the PT Group’s employees to all pertinent limits as to economic transactions;

•                       Institutionally and individually observing high integrity, loyalty and honesty standards, both in relations with investors, customers and regulatory authorities, and in inter-personal relations between PT Group employees;

•                       Good faith in any negotiation, and scrupulously complying with contractual obligations vis-à-vis all customers and suppliers;

•                       Observing vigorous, loyal competition practices;

•                       Acknowledging the principles of equal opportunities, individual merit and need for respecting and appreciating human dignity in professional relations;

•                       Fairness and equal treatment, ensuring non-discrimination by reason of race, gender, age, sexual orientation, faith, marital status, physical deficiency, political orientation or opinions of whatever nature, ethnical or social or birth origin;

•                     Guaranteeing safety and well-being at work;

•                       Social and environmental responsibility with the communities where the PT Group’s corporate businesses are carried out.

The full text of the PT Group Code of Ethics is available for consultation on the Company’s official website (www.telecom.pt) and may also be made available through the Investor Relations Office.

Code of Ethics for Senior Financial Officers

PT’s Board of Directors has approved the “Code of Ethics for Senior Financial Officers”, reinforcing the importance of the specific ethical rules applicable to all PT employees that are directly or indirectly involved in the preparation, analysis and disclosure of financial statements, press releases or any other information to be disclosed to the markets in connection with any one of the entities that composes the Group.

The Code of Ethics for Senior Financial Officers reinforces the principles of honesty and answerability and regulates aspects such as the reporting of conflicts of interest, competence and professionalism,

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professional secrecy, compliance with the rules applicable to the PT Group and the responsibility for disclosure of information. Its scope has been disclosed to all relevant employees through the annual signature of a compliance statement.

This Code is also available on the Company’s website.

Procedures implemented by PT for compliance with the rules applicable to Officer and Related Party Transactions

In order to fulfil the legal and regulatory requirements applicable to the Company concerning Officer Transactions and Transactions with Related Party, PT has adopted a set of procedures aiming at fully complying with such rules.

a)  Group Officer Transactions

In 2006, the PT Group’s officer transactions were regulated through a Regulation on the PT Group’s Officer Transactions, which replaced the former Regulation on Transactions for the account of Senior Managers.

This Regulation was issued in line with the amendment implemented by Decree-Law no. 52/2006 of 15 March 2006 to the Portuguese Securities Code, notably aiming at extending the objective and subjective scope of the matters and definitions specified under the applicable legal and regulatory rules in order to complete the system of rules on Corporate Governance and good conduct practices that were already implemented by PT in order to strengthen market abuse prevention.

However, in 2008, the Company thought it should revise such document to adjust its rules to the new conditions and to expedite the insertion of data in the database implemented by the Securities Market Commission for this purpose. In particular, it was taken into account that since the approval of such Regulation several facts occurred having an effect on the PT Group’s structure, specially the spin-off of its subsidiary PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA (currently, ZON Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA).

In this way, such amendment implements the means for compliance with the legal obligations of communication, by the PT Group officers, of the transactions carried out with their participation.

Corporate officers’ transactions are disclosed on the CMVM Information Disclosure System as provided for under the applicable laws and regulations.

b) Related Party Transactions

The Company has in force, since 2006, a Regulation on Transactions with Related Parties aimed at implementing a set of procedures towards ensuring a correct identification and disclosure of transactions with related parties, as well as defining the relevant concepts of “transaction” and “related parties”.

This Regulation pursues a double purpose: (i) permitting PT’s financial statements to evidence, if and where applicable, the possibility that the Company’s financial position and results are affected by the existence of related parties and by transactions and pending balances for the same; and (ii) safeguarding PT’s interest in potential conflict of interest situations vis-à-vis the interests of persons or entities understood as having the possibility of influencing, either directly or indirectly, its management.

Such rules provide for internal control procedures and mechanisms that ensure the proper identification and disclosure of transactions with related parties, involving a preliminary stage of definition, identification and transparency in the transaction decision-making process, to culminate in

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the disclosure of relevant transactions according to the Portuguese Securities Code rules and with the Portuguese Securities Commission (CMVM) and SEC regulations.

In December 2009 and December 2010, the Regulation on transactions with related parties was subject to modifications essentially aimed at adjusting it to the amendment made to IAS 24 and to the Corporate Governance Code issued by CMVM, as well as at adopting the best market practices on this matter.

Within this framework, the most significant modification consisted in providing for rules for a prior assessment by the Audit Committee of the execution of certain related party transactions, where some material requirements as described on the Regulation are met.

In this way and in short, the execution by the PT Group of any transaction with related parties the aggregate amount of which per party is in excess of 100,000 Euros per quarter is now subject to a prior favourable opinion by the Audit Committee. Furthermore, transactions with shareholders of a qualified holding or with special voting rights, with their relatives or with entities in a relationship as provided for under article 20 of the Portuguese Securities Code with the said Shareholders or relatives, the aggregate amount of which exceeds 1,000,000 Euros per year are subject to approval by PT’s Board of Directors. The Audit Committee’s opinion shall confirm that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to agreed terms and conditions.

Transactions with directors either of PT or its subsidiaries, irrespectively of the amount involved, are also subject to the prior approval by the relevant Board of Directors, upon favourable opinion by their respective corporate supervisory body, as provided for under article 397 of the Portuguese Companies Code.

Transactions with related parties are identified as established by law and are disclosed in the annual, interim and quarterly financial information.

Sustainable Development and Social Responsibility Policy

PT’s corporate sustainability and social responsibility strategy is integrated in a consistent and transverse way within the PT Group and is based on the development and monitoring of a vast combination of practices and procedures at three main levels: economic, environmental and social. For such reason, PT has defined as its strategic goal to become a sustainability benchmark in Portugal and in the countries where PT operates.

Within this framework, PT is a signatory of and actively participates in a number of international organisations connected to the advancement of the best practices leading to sustainable development. PT is a signatory of the sustainability principles of the United Nations Global Compact, the Social Responsibility charter of the Union Network International, the sustainability charter of ETNO — European Telecommunications Network Operators Association, and is a member of the Business Council for Sustainable Development of Portugal (BCSD Portugal).

The sustainability report is published each year, simultaneously with the consolidated report and accounts, and it is prepared in accordance with the guidelines of the Global Reporting Initiative (GRI). The report is audited by an independent external entity. This document outlines the practices and economic, social and environmental references that allow the performance of the Company to be highlighted in a three-dimensional sustainability perspective, as well as the commitments undertaken by PT towards its stakeholders.

It should also be mentioned that, in September 2010, PT was incorporated in the Dow Jones Sustainability World Index in the telecommunications sector, with growing performances, and it is

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among the five leading telecommunications companies worldwide. The Dow Jones Sustainability Index is one of the most prestigious indices worldwide, which analyses the performance of companies listed on the New York Stock Exchange in terms of sustainability, and it is considered a reference by analysts and investors. Currently, Portugal Telecom is present in the most important sustainability indices in the world, i.e. the Dow Jones Sustainability Index and FTSE4Good, of which it is a part since 2005.

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APPENDIX III

Functions performed by members of the management body in other companies

The functions performed by each director in other companies are as follows:

•                  Henrique Granadeiro (Chairman of the Board of Directors)

Functions in other PT Group companies:

Chairman of the General Council of Fundação Portugal Telecom

Functions in other entities:

Chairman of the General Board of the University of Lisbon

Member of the Strategy Council of Banco Finantia

Member of the Council of Curators of Fundação Luso-Brasileira

Non-executive Director of Fundação Eugénio de Almeida

Member of Board of AEM — Associação de Empresas Emitentes de Valores Cotados no Mercado

Member of the Assistance Council of Banco ING

•                  Zeinal Bava (Chief Executive Officer)

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Portugal, SGPS, SA

Chairman of the Board of Directors of PT Comunicações, SA

Chairman of the Board of Directors of TMN — Telecomunicações Móveis Nacionais, SA

Chairman of the Board of Directors of Portugal Telecom, Inovação, SA

Chairman of the Board of Directors of PT Móveis — Serviços de Telecomunicações, SGPS SA

Chairman of the Board of Directors of Portugal Telecom — Investimentos Internacionais, Consultoria Internacional, SA

Chairman of the Board of Directors of PT Participações, SA

Chairman of the Board of Directors of Portugal Telecom Data Center, SA

Chairman of the Board of Directors of PT Blueclip — Serviços de Gestão, SA

Chairman of the Board of Directors of Fundação Portugal Telecom

Member of the Board of Directors of Oi, SA

Member of the Board of Directors of Telemar Participações, SA

Member of the Board of Directors of Contax Participações, SA

Member of the Board of Directors of CTX Participações, SA

Functions in other entities:

Member of the Council of Founders of Fundação Casa da Música

Member of the Board of Directors of Fundação Portugal África

Member of the General Board of Fundação Portuguesa das Comunicações

Member of the General Board of Universidade Técnica de Lisboa

98

•      Alfredo José Silva de Oliveira Baptista (Executive Director)

Functions in other PT Group Companies:

Director of PT Portugal, SGPS SA

Director of PT Comunicações, SA

Director of TMN — Telecomunicações Móveis Nacionais, SA

Chairman of the Board of Directors of PT Sistemas de Informação, SA

Director of Portugal Telecom Data Center, SA

Director of SIRESP — Gestão de Redes Digitais de Segurança e Emergência, SA

Functions in other entities:

Not applicable.

•                  Amílcar de Morais Pires (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chairman of the Board of Directors of AVISTAR, SGPS, SA

Chairman of the Board of Directors of Bank Espírito Santo (International) Limited

Chairman of the Board of Directors of BIC — International Bank, Ltd (BIBL)

Director of Banco Espírito Santo, SA

Director of BES — Vida, Companhia de Seguros, SA

Director of Banco Espírito Santo de Investimento, SA

Director of ESAF — Espírito Santo Activos Financeiros, SGPS, SA

Director of Espírito Santo PLC (Dublin)

Director of Banco Espírito Santo Oriente, SA

Director of BES Finance Limited

Director of ES Tech Ventures, Sociedade de Participações Sociais, SA

Director of Espírito Santo — Empresa de Prestação de Serviços, ACE

Director of BES África SGPS, SA

Non-Executive Director of Execution Noble Limited

Non-Executive Director of Execution Noble & Company Limited

Non-Executive Director of Execution Noble Research Limited

Non-Executive Director of Espírito Santo Bank (Florida)

•                  Carlos Alves Duarte (Executive Director)

Functions in other PT Group Companies:

Executive Director of PT Portugal, SGPS SA

Executive Director of PT Comunicações, SA

Executive Director of TMN — Telecomunicações Móveis Nacionais, SA

Director of Portugal Telecom Data Center, SA

Vice-Chairman of the Board of Directors of Caixanet — Telemática e Comunicações, SA

Chairman of the Board of the General Meeting of INESC

Functions in other entities:

Not applicable.

99

•                  Fernando Magalhães Portella (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Member of the Board of Directors of Oi, SA

Member of the Board of Directors of Iguatemi Empresa de Shopping Centers, SA

Managing Chairman of the Jereissati Group

•                  Francisco T. Pereira Soares (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chairman of the Environment Committee of CEEP — Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels

Consultant to Parpública, SA

•                  Gerald McGowan (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

“Of Counsel” Lukas, Nace, Gutierrez & Sachs

•                  João de Mello Franco (Non-Executive Director and Chairman of the Audit Committee)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Director and Chairman of the Audit Committee of EDP Renováveis, SA

Chairman of the Supervisory Board of Sporting SAD

•                  João Nuno de Oliveira Jorge Palma (Non-Executive Director)

Functions in other PT Group companies:

100

Not applicable.

Functions in other entities:

Executive Director of Caixa Geral de Depósitos, SA

Director of Parcaixa, SGPS, SA

Director of Banco Comercial e de Investimentos, SA — Mozambique

Chairman of the Board of Directors of Sogrupo — Compras e Serviços Partilhados, ACE

Chairman of the Board of Directors of Sogrupo IV — Gestão de Imóveis, ACE

Chairman of the Board of Directors of Imocaixa — Gestão Imobiliária, SA

Chairman of the Board of Directors of Caixa-Imobiliária, SA

•                  Joaquim Goes (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Director of Banco Espírito Santo, SA

Director of E.S.VENTURES, SCR, SA

Director of BES — Vida, Companhia de Seguros, SA

Chairman of Espírito Santo Informática, ACE

Chairman of E.S. Recuperação de Crédito, ACE

Chairman of OBLOG — Consulting, SA

Chiarman of BES — Companhia de Seguros, SA

Director of Glintt, Global Intelligent Technologies, SGPS SA

•                  José Xavier de Basto (Non-Executive Director and Member of the Audit Committee)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Member of the Financial Matters Committee of Millenium BCP, SA, since April 2009

Member of the Ordem dos Técnicos Oficiais de Contas (OTOC)

•                  José Pedro Cabral dos Santos (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

101

Functions in other entities:

Chairman of the Board of Directors of Caixa Leasing e Factoring — IFIC, SA

Member of the Board of Directors and Executive Committee of Caixa Geral de Depósitos, SA

Member of the Board of Directors of Locarent — Companhia Portuguesa de Aluguer de Viaturas

Non-Executive Member of the Board of Directors of Caixa Banco de Investimentos, SA

Member of the Managing Board of Caixa Geral de Aposentações, IP

•                  Luís Pacheco de Melo (Executive Director)

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Centro Corporativo, SA

Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, SA

Chairman of the Board of Directors of Portugal Telecom Imobiliária, SA

Chairman of the Board of Directors of PT Prestações — Mandatária de Aquisições de Gestão de Bens, SA

Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, SA

Chairman of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, SA

Chairman of the Board of Directors of Portugal Telecom — Associação de Cuidados de Saúde

Chairman of the Board of Directors of PT Ventures, SGPS SA

Chairman of the Board of Directors of CST — Companhia Santomense de Telecomunicações, SARL

Chairman of the Board of Directors of TPT — Telecomunicações Públicas de Timor, SA

Chairman of the Board of Directors of Timor Telecom, SA

Vice-Chairman of the Board of Directors of PT Móveis — Serviços de Telecomunicações, SGPS SA

Vice-Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, SA

Vice-Chairman of the Board of Directors of PT Participações, SA

Director of Portugal Telecom Data Center, SA

Director of PT Blueclip — Serviços de Gestão, SA

Director of Africatel Holdings BV

Director of Elta — Empresa de Listas Telefónicas de Angola, Lda

Director of Unitel, SA

Director of Oi, SA

Functions in other entities:

Not applicable.

•                  Manuel Rosa da Silva (Executive Director)

Functions in other PT Group companies:

Director of PT Portugal, SGPS SA

Executive Director of PT Comunicações, SA

Executive Director of TMN — Telecomunicações Móveis Nacionais, SA

Functions in other entities:

Director of Sportinveste — Multimédia, SGPS, SA

Director of Sportinveste — Multimédia, SA

102

•                  Maria Helena Nazaré (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chair of the Advisory Board of Fundação Galp Energia

Chair of the Portuguese Physics Society

Chair of European University Association since March 2011

Chair of the working group of the EUA on Internationalisation and Research

Member of the Institutional Evaluation Group of the EUA since 2004

Chair of the Specialised Committee for the Research and Transfer of Knowledge of the Council of Portuguese Universities’ Principals

Member of the Expert Group established by the European Commission for the Development of the European Research Area

Chair of Fundação João Jacinto de Magalhães

Member of the Executive Board of Fundação das Universidades Portuguesas

Member of the Steering Committee Institutional Evaluation EUA since 2005

•                  Mário João de Matos Gomes (Non-Executive Director and Member of the Audit Committee)

Functions in other PT Group companies:

Chairman of the Supervisory Board of Previsão — Sociedade Gestora de Fundos de Pensões, SA

Functions in other entities:

Not applicable.

•                  Milton Almicar Silva Vargas (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Member of the Board of Directors of Cielo SA, since July 2009

Effective member of the Board of Directors of Banco Espírito Santo (BES) — Portugal, since July 2012

Effective member of the Board of Directors of Fleury SA since July 2009

Member of the Board of Directors of Monteiro Aranha SA, since December 2009

•                  Nuno de Almeida e Vasconcellos (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

103

Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS, SA

Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS SA

Chairman of the Board of Directors of Ongoing TMT

Chairman of the Board of Directors of Ongoing Media

Chairman of the Board of Directors of Ongoing Telecom

Chairman of the Board of Directors of Económica SGPS

Chairman of the Board of Directors of Rocksun, SA

Chairman of the Board of Directors of Insight Strategic Investments, SGPS, SA

Chairman of the Board of Directors of Ongoing Comunicações — Participações, SA

Non-executive Director of Heidrick & Struggles

•                  Otávio Marques de Azevedo (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chief Executive Officer of Andrade Gutierrez, SA

Chairman of Andrade Gutierrez Telecomunicações, Ltda

Chairman of the Board of Directors of Telemar Participações, SA

Chairman of the Board of Directors of CTX Participações, SA

Member of the Board of Directors of Companhia Energética de Minas Gerais (CEMIG)

Member of the Managing Board of Associação Comercial do Rio de Janeiro (ACRJ)

Member of Conselho Nacional de Desenvolvimento Industrial (CNI)

Member of the Strategic Council of Federação das Indústrias do Estado de Minas Gerais (FIEMG)

Member of the High Infrastructure Council of Federação das Indústrias do Estado de São Paulo (FIESP)

•                  Paulo José Lopes Varela (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Vice-Chairman of the Board of Directors of Grupo Visabeira, SGPS SA

Chairman of the Board of Directors of Visabeira Global, SGPS SA

Chairman of the Board of Directors of Vista Alegre Atlantis, SA

Chairman of the Board of Directors of Real Life Technologies, SA

Chairman of the Board of Directors of Ria Stone, SA

Chairman of the Board of Directors of Visabeira Investimentos Financeiros SGPS SA

Chairman of the Board of Directors of Visabeira Estudos e Investimentos SA

Chairman of the Board of Directors of Visabeira Saúde — Serviços de Saúde, SA

Chairman of the Board of Directors of Visabeira Moçambique, SA

Chairman of the Board of Directors of Visagreen, SA

Chairman of the Board of Directors of Marmonte, SA

Chairman of the Board of Directors of Naturenergia — Agro-Energias, SA

Chairman of the Board of Directors of Visabeira Angola, Lda

Chairman of the Board of Directors of GATEL

Chairman of the Board of Directors of CONSTRUCTEL

Chairman of the Board of Directors of Constructel Sweden AB

Vice-Chairman of Constructel Infrastructures SAS

104

Director of Banco Único, SA

Director of Constructel Belgium

Director of AMBITERMO SA

Director of HPP Viseu, SA

Director of PCI — Parque de Ciência e Inovação, SA

Director of Selfenergy

Director of TV Cabo Angola, Lda.

Director of Constructel GmbH

•                  Pedro Humberto Monteiro Durão Leitão (Executive Director)

Functions in other PT Group Companies:

Director of PT Portugal, SGPS SA

Director of PT Comunicações, SA

Director of TMN — Telecomunicações Móveis Nacionais, SA

Director of PT Sales — Serviços de Telecomunicações e Sistemas de Informação, SA

Director of PT Blueclip — Serviços de Gestão, SA

Functions in other entities:

Not applicable.

•                  Rafael Luís Mora Funes (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Vice-Chairman of the Board of Directors/COO of Ongoing Strategy Investments, SGPS SA

Chairman of the Board of Directors of BRZ Tech

Chairman of the Board of Directors of IBT Internet Business Technologies

Member of the Supervisory Board of INDEG — ISCTE Business School

•                  Shakhaf Wine (Executive Director)

Functions in other PT Group companies:

Chief Executive Officer and Chairman of the Board of Directors of Portugal Telecom Brasil SA

Chief Executive Officer of PT Multimédia.com Brasil Ltda

Chief Executive Officer of Bratel Brasil, SA

Chief Executive Officer of Istres Holdings, SA

Member of the Directorate of CTX Participações, SA

Member of the Board of Directors of Contax Participações, SA

Member of the Board of Directors of Oi, SA

Member of the Board of Directors of Telemar Participações, SA

Functions in other entities:

Not applicable.

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Professional qualifications and professional activities performed during the last 5 years

Henrique Granadeiro (Chairman of the Board of Directors)

Portuguese, 69 years old

Elected for the first time in 2003.  Former term of office ended on 31 December 2011 and was re-elected in 2012 | Chief Executive Officer of Portugal Telecom, SGPS SA from 2006 to March 2008  |  Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 to 2008  |  Chairman of the Board of Directors of PT Rede Fixa, SGPS SA, from 2006 to 2009  |  Chairman of the Board of Directors of PT Centro Corporativo, SA from 2006 to 2008  |  Chairman of the Board of Directors of PT Portugal, SGPS SA from 2006 to 2007  |  Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 to 2008  |Member of the General Board of COTEC Portugal — Associação Empresarial para a Inovação from 2006 to 2009 | Member of the Council of Founders of Fundação Casa da Música from 2006 to 2009 | Member of the Board of Directors of Fundação Portal África from 2006 to 2009 | Vice-Chairman of the Board of ELO — Associação Portuguesa para o Desenvolvimento Económico e a Cooperação during 2009 | Non-Executive Member of the Board of Directors of OPCA — Obras Públicas e Cimento Armado, SA from 2005 to 2007  |  Member of the Board of Directors of Espírito Santo Resources from 2005 to 2007  |  Chairman of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from 2006 to 2007  |  Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from 2002 to 2006  |  Non-Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA, in 2001  |  Chief Executive Officer of Lusomundo Media, SGPS, SA from 2002 to 2004  |  Chief Executive Officer of Diário de Notícias from 2002 to 2004  |  Chief Executive Officer of Jornal do Fundão from 2002 to 2004  |  Chief Executive Officer of Jornal de Notícias from 2002 to 2004  |  Chief Executive Officer of TSF from 2002 to 2004  |  Chief Executive Officer of Açoreano Oridental from 2002 to 2004  |  Chief Executive Officer of DN da Madeira from 2002 to 2004  |  Chairman of the Board of Directors of Aleluia — Cerâmica Comércio e Indústria, SA from 2000 to 2004  |  Member of the Board of Directors of Aleluia — Cerâmica Comércio e Indústria, SA from 2004 to 2007  |  Member of the Board of Directors of Parfil SGPS, SA from 2001 to 2004  |  Chairman of the Board of Directors of Margrimar - Mármores e Granitos SA from 1999 to 2005  |  Chairman of the Board of Directors of Marmetal — Mármores e Materiais de Construção, SA from 1999 to 2005  |  Member of the Board of Directors of Controljornal SGPS, SA from 1990 to 2001  |  Member of the Board of Directors of Sojornal — Sociedade Jornalística e Editorial SA from 1990 to 2001  |  Director of Marcepor — Mármores e Cerâmicas de Portugal, SA in 1990  |  Chairman of Fundação Eugénio de Almeida from 1989 to 1992  |  Chairman of IFADAP — Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990  |  Managing Director of Fundação Eugénio de Almeida from 1981 to 1987  |  Member of the Board of Directors of M.N. Tiago, Construções SA during 1981  |  Member of the Board of Directors of Standard Eléctrica during 1981  |  Portuguese Ambassador to the OECD from 1979 to 1981  |  Head of the Civil House of the President of the Republic of Portugal from 1976 to 1979  |  Graduate in Corporate Organisation and Business Administration by the Instituto Universitário de Évora (Sociology Department).

Zeinal Bava (Chief Executive Officer)

Portuguese, 47 years old

Elected for the first time in 2000. Former term of office ended on 31 December 2011 and was re-elected in 2012. Appointed Chief Executive Officer of Portugal Telecom SGPS SA in March 2008 | Member of the General Council of Cotec Portugal from October 2009 to May 2012 | Member of the Board of Directors of Tele Norte Leste Participações, SA, from April 2011 to February 2012 | Chairman of the Board of Directors of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from September 2007 to December 2011 | Chairman of the Board of Directors of PT Ventures, SGPS SA from November 2008 to July 2010 | Chairman of the Board of Directors of PT Centro Corporativo, SA from March 2006 to April 2009 | Chairman of the Board of Directors of PT Sistemas de Informação, SA

106

from September 2007 to April 2009 | Member of the Board of Directors of Fundação Luso-Brasileira from June 2009 to September 2009 | Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, SA from February 2003 to June 2008 | Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, SA from March 2003 to October 2007 | Member of the Board of Directors of Brasilcel, NV from December 2002 to October 2007 | Chief Executive Officer of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from May 2003 to September 2007 | Chairman of the Board of Directors of TV Cabo Portugal, SA from March 2004 to September 2007 | Chairman of the Board of Directors of PT Conteúdos — Actividade de Televisão e de Produção de Conteúdos, SA until September 2007 | Vice-Chairman of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from November 2002 to September 2007 | Chairman of the Board of Directors of Lusomundo Cinemas, SA until September 2007 | Chairman of the Board of Directors of Lusomundo Audiovisuais, SA until September 2007 | Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, SA until September 2007 | Chief Executive Officer of TMN — Telecomunicações Móveis Nacionais, SA from December 2005 to May 2006 | Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, SA from April 2004 to April 2006 | Chairman of the Board of Directors of PT Prestações — Mandatária de Aquisições de Gestão de Bens, SA from March 2004 to 2006 | Member of the Board of Directors of PT Rede Fixa, SGPS SA from March 2006 to June 2009 | Member of the Board of Directors of PT Sistemas de Informação, SA from May 2004 to April 2006 | Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, SA from June 2003 to April 2006 | Executive Vice-Chairman of the Board of Directors of PT Comunicações, SA from January 2004 to December 2005 | Member of the Board of Directors of Páginas Amarelas, SA from January 2004 to May 2005 | Member of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, SA from May 2003 to 2005 | Member of the Board of Directors of CRT Celular Participações, SA from 2003 to 2005 | Member of the Board of Directors of Tele Sudeste Participações, SA from 2003 to 2005 | Member of the Board of Directors of Tele Leste Participações, SA from 2003 to 2005 | Member of the Board of Directors of Tele Centro Oeste Celular Participações, SA from 2003 to 2005 | Member of the Board of Directors of Portugal Telecom Brasil, SA from July 2002 to March 2004 | Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, SA from May 2001 to October 2004 | Member of the Board of Directors of Telesp Celular Participações, SA from April 2001 to December 2003 | Vice-Chairman of the Board of Directors of PT Ventures, SGPS, SA from 2000 to 2002 | Merrill Lynch — Executive Director and Relationship Manager for Portugal Telecom, from 1998 to 1999 | Deutsche Morgan Grenfell — Executive Director and Relationship Manager for Portugal Telecom from 1996 to 1998 | Warburg Dillon Read — Executive Director from 1989 to 1996 | Graduate in Electronic and Electrotechnical Engineering by the University College, London.

Alfredo Baptista (Executive Director)

Portuguese, 61 years old

Elected for the first time in 2011. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from 2006 to 2011 | Chief Executive Officer of PT Prime, SA from 2000 to 2002 | Vice-Chairman of PT Prime, SA from 1999 to 2000  |  General Manager of Negócios Empresariais from 1996 to 1999  |  Director of PT Internacional from 1996 to 1997  |  Director of Portugal Telecom, SA from 1994 to 1996  |  Graduate in Electrotechnical Engineering and Telecommunications by the Instituto Superior Técnico.

Amílcar de Morais Pires (Non-Executive Director)

Portuguese, 51 years old

Elected for the first time in 2006. Former term of office ended on 31 December 2011 and was re-elected in 2012  |  Engaged to Banco Espírito Santo, Finance Department, in 1986 | Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989 | Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, SA from July 1991 to February 1992 | Assistant Manager of the Financial Markets and Securities Department and Member of the Board

107

of Directors of ESER, Socª until 1995 | Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES | Advisor of the Board of Directors of Banco Espírito Santo, SA, in July 2000 | General Manager of Banco Espírito Santo, SA in March 2003 | Director of Banco Espírito Santo, SA since March 2004  |  Graduate in Economy Sciences by Universidade Católica Portuguesa.

Carlos Alves Duarte (Executive Director)

Portuguese, 52 years old

Elected for the first time in 2009.  Former term of office ended on 31 December 2011 and was re-elected in 2012 | Executive Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from 2008 to 2011  |  Chairman of the Board of Directors of PT Sistemas de Informação, SA from May 2006 to April 2011  |   Director and Chief Executive Officer of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, SA from July 2003 to March 2008  |  Executive Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from May 2003 to February 2009  |  Director of BEST — Banco Electrónico de Serviço Total, SA from January 2006 to October 2007  |  Chief Executive Officer of Oni Telecom from June 2000 to March 2003  |  Chief Executive Officer of Oni Açores from June 2000 to March 2003  |  Executive Chairman of EDS Ibéria and General Manager of EDS Portugal from November 1996 to May 2000  | Among other duties, he was General Manager of IBM from December 1986 to October 1996  | Chairman of the Board of Directors of Rigorsoft from 1995 to November 1996 | Executive Director of Compensa, SA from 1995 to November 1996 | Graduate in Mechanical Engineering by the Instituto Superior Técnico, post-graduate in Welding Engineering by the ISQ, Master in Marketing Management and Sales by the DS, with several post-graduate courses in the London Business School (United Kingdom), IESE (Spain) and Universidade Católica (Portugal).

Fernando Magalhães Portella (Non-Executive Director)

Brazilian, 61 years old

Elected for the first time in 2012  |  Member of the Board of TNL from May 2008 to February 2012 | Managing Chairman of Organização Jaime Câmara from July 2006 to January 2011 | Member of the Advisory Council of Intermédica Sistema de Saúde SA from February 2008 to February 2010  | Graduate in Agricultural Engineering by Universidade Estadual Paulista (UNESP). Executive MBA by Columbia University. Alumni by Harvard Business School, where he completed the General Management Program and the Corporate Leader Program, both at Harvard Business School.

Francisco T. Pereira Soares (Non-Executive Director)

Portuguese, 63 years old

Elected for the first time in 2006.  Former term of office ended on 31 December 2011 and was re-elected in 2012  |  Director of Gadsa — Arquivo e Depósito, SA from October 2006 to October 2008  |  Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 to 2006 | Chief Executive Officer of API Capital, Sociedade de Capital de Risco, SA, from January 2003 to October 2004 |  Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, SA, from May 2004 to January 2005 | Director of NAER - Novo Aeroporto, SA from 2001 to 2002  |  Director and Chief Executive Officer of I.P.E. — Tecnologias de Informação, SGPS SA from 2000 to 2001  |  Executive Director of I.P.E. — Investimentos e Participações Empresariais, SA from 1996 to 2000  |  Chairman of the Board of Directors of I.P.E. Capital, Sociedade de Capital de Risco, SA from 1996 to 2000  |  Member of the Board of Ambelis — Agência para a Modernização Económica de Lisboa, SA from 1994 to 1996  | Graduate in Economics by the ISCEF (Universidade Técnica de Lisboa), 1972 | Master of Science in Management by Arthur D. Little Management Education Institute, Cambridge Massachussetts, USA (1979) | Master in Public Administration by Harvard University, John F. Kennedy School of Government, Cambridge Massachussetts, USA (1981).

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Gerald McGowan (Non-Executive Director)

North-American, 66 years old

Elected for the first time in 2003. Former term of office ended on 31 December 2011 and was re-elected in 2012  |  Member of the Board of Directors of Virginia Center for Innovative Technology from 2004 to 2007  |  United States Ambassador to Portugal from 1998 to 2001  |  Member of the Board of Directors of “Overseas Private Investment Corporation” (OPIC) from 1996 to 1997  |  Member of the Board of Directors of Virginia Port Authority from 2002 to 2003  |  Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 to 1994  |  Graduate in Law by the Georgetown University Law Center (J.D. 1974) and Georgetown University (B.S.B.A. 1968).

João de Mello Franco (Non-Executive Director and Chairman of the Audit Committee)

Portuguese, 66 years old

Elected for the first time for the Audit Committee in 2007, and non-executive Director since 1998. Former term of office ended on 31 December 2011 and was re-elected in 2012  |  Member of the Corporate Governance Committee since 2005, and Chairman of that same Committee between 2006 and 2009  |  Member of the Evaluation Committee since 2008 and Member of the Compensation Committee between 2003 and 2008  |  Since 2008, Non-Executive Director of EDP Renováveis, SA, of which he is Chairman of the Audit Committee since that same year and Member of the Related Parties Transactions Committee since that same year  |  Chairman of the Supervisory Board of Sporting Clube de Portugal and of Sporting SAD since 2011  |  Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 to 2004  |  Director of Soponata — Sociedade Portuguesa de Navios Tanques, SA from 1997 to 2000  |  Chairman of the Board of Directors of Soponata — Sociedade Portuguesa de Navios Tanques, SA from 2000 to 2001  |  Chief Executive Officer and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997  |  Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi from 1994 to 1995  |  Chairman of the Board of Directors of TMN — Telecomunicações Móveis Nacionais, SA from 1991 to 1994  |  Chairman of the Board of Directors of TLP — Telefones de Lisboa e Porto, SA from 1989 to 1994  |  Graduate in Mechanical Engineering by the Instituto Superior Técnico | Additional Training in Strategic Management and High Business Management (PADE).

João Nuno Palma (Non-Executive Director)

Portuguese, 46 years old

Elected for the first time in 2012  |  Executive Director (CFO) of REN — Redes Energéticas Nacionais, SGPS from March 2010 to December 2011 | Executive Director of Banco Caixa Geral from February 2008 to March 2010 | Assistant to the Board of Directors of Caixa Geral de Depósitos from December 2007 to February 2008 | Executive Director of Sogrupo SI from June 2004 to December 2005 | Member of the Board of Directors (CFO) of HCB — Hidroeléctrica de Cahora Bassa from August 2003 to November 2007 |  Graduate in Economics by Faculdade de Economia da Universidade Nova de Lisboa (FEUNL) | Post-graduation in Business by Associação de Estudos Superiores de Empresa of Navarra University.

Joaquim Goes (Non-Executive Director)

Portuguese, 46 years old

Elected for the first time in 2000.  Former term of office ended on 31 December 2011 and was re-elected in 2012  |  Member of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from August 2002 to September 2007  |  Director of ESDATA, Espírito Santo Data, SGPS SA from August 2002 to September 2007  |  Director of Companhia de Seguros Tranquilidade-Vida, SA from 2002 to 2006  |  Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação

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Interactivos, SA from 2000 to 2006  |  Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, SA from May 2001 to July 2007  |  Manager of the Strategic Marketing Department of Banco Espírito Santo, SA from 1995 to 1999  |  Manager of the Strategic Planning and Studies Department of CIMPOR — Cimentos de Portugal, SA from 1994 to 1995  |  Senior Consultant at Roland Berger & Partner, Munich, from 1991 to 1993  |  Consultant at Roland Berger & Partner, Portugal, from 1989 to 1991  |  Graduate in Business Administration and Management | Specialisation in Marketing and Finance, by Universidade Católica Portuguesa | MBA by INSEAD, Fontainebleau.

José Xavier de Basto (Non-Executive Director and Member of the Audit Committee)

Portuguese, 74 years old

Elected for the first time in 2007. Former term of office ended on 31 December 2011 and was re-elected in 2012  |  Tax Consultant  |  Retired lecturer at the Faculty of Economics of the University of Coimbra |  Graduate in Law by University of Coimbra (1960). Complementary Course in Political and Economic Sciences (1961).

João Pedro Cabral dos Santos (Non-Executive Director)

Portuguese, 52 years old

Elected for the first time in 2012  |  Central Manager of the Direcção de Grandes Empresas of Caixa Geral de Depósitos from March 2002 to March 2012  | Non-Executive Member of the Board of Directors of Lusofactor, Sociedade de Factoring, SA from March 2003 to May 2008  |  Manager of the Direcção de Grandes Empresas responsible for the Northern Area from October 1999 to February 2002  |   Manager of the Direcção Comercial Norte responsible for the Coordination of the Large-Sized Companies from January 1998 to September 1999  |  Manager Coordinator (BFE Group/BPI Group), originally of Banco Borges & Irmão and subsequently with extended duties for Banco de Fomento e Exterior and Banco BPI, from June 1994 to December 1997  |  Technical Executive of Finindústria — Sociedade de Investimentos e de Financiamento Industrial, and subsequently assistant manager of Finibanco and non-executive Director of Finicrédito SFAC, from March 1989 to May 1994 |  Intern and subsequently Technical Executive of União de Bancos Portugueses from March 1984 to February 1989  |  Graduate in Economics by Faculdade de Economia da Universidade do Porto.

Luís Pacheco de Melo (Executive Director)

Portuguese, 46 years old

Elected for the first time in 2006. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Director of Tele Norte Leste Participações, SA from April 2011 to February 2012 |  Member of the Board of Directors of Vivo Participações, SA from July 2006 to July 2010 | Member of the Board of Directors of Brasilcel from July 2006 to July 2010 | Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS SA from June 2002 to April 2006  |  Central Manager and invited member of the Executive Committee of BES Investimento from 1998 to 2002  |  Associate and Director of UBS Warburg from 1994 to 1998 | Graduate in Civil Engineering by Instituto Superior Técnico with an MBA by IESE Barcelona.

Manuel Rosa da Silva (Executive Director)

Portuguese, 45 years old

Elected for the first time in 2009.  Former term of office ended on 31 December 2011 and was re-elected in 2012 | Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from April 2007 to December 2011  | Director of PT Prime Tradecom — Soluções Empresariais de Comércio Electrónico, SA from July 2009 to January 2011  |  Director of PT Multimédia — Serviços de Telecomunicação e Multimédia, SGPS SA from April 2006 to October 2007  |  Director of PT

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Comunicações, SA from 2004 to 2006  |  Group Director of Corporate Finance in Portugal Telecom, SGPS SA from 2002 to 2003  |  Group Director of Investor Relations in Portugal Telecom, SGPS SA from 2002 to 2003  |  CFO of PTM.com, Serviços de Acesso à Internet, SGPS SA from 2000 to 2002  |  Vice-Chairman of Merill Lynch London  |  Director of mergers and acquisitions at Morgan Grenfell London  |  Associate in Investment Banking Associate at SG Warburg London  |  Consultant at KPMG Consulting London, where he worked with the European Telecommunications team in several projects in Europe, United States of America, Eastern Europe and Latin America  |  Graduate in Systems Engineering by the Instituto Superior Técnico de Lisboa.

Maria Helena Vaz de Carvalho Nazaré (Non-Executive Director)

Portuguese, 63 years old

Elected for the first time in 2009. Former term of office ended on 31 December 2011 and was re-elected in 2012  |  Vice-President of the European University Association from 2009 to 2011 |  Principal of the University of Aveiro from January 2002 to 22 February 2010  | Chair of the Coordination Committee of the Institutional Evaluation Programme of the European University Association (EUA)  |  Chair of the College of Health Sciences of the University of Aveiro, between June 2000 and January 2002  |  Member of the Board of Directors of Administração do Porto de Aveiro, SA (1999-2000)  |  Chair of the Columbus Association: network of European and Latin American universities  |  Coordinator of the University research unit “Física de Semicondutores em Camadas, Optoelectrónica e Sistemas Desordenados” (1996-1999)  |  Vice-Principal of UA (1991-1998)  |  Chair of the Research Institute of the University of Aveiro (1995-1998)  |  Chair of the Executive Board of Fundação João Jacinto de Magalhães (1993—1998)  |  Member of the Coordination Committee of the International Conference of Defects in Semiconductors (1997)  |  Vice-Chair of the University of Aveiro Scientific Board (1990-1991)  |  Chair of the governing board of the Department of Physics (1978-1980; 1986 — 1988)  |  Graduate in Physics by the Universidade de Lisboa in1972  |  Doctor of Philosophy: Solid State Physics, Wheatstone Physics Laboratory, by King’s College London, University of London, in 1978  |  PhD in Physics — speciality of solid state physics, University of Aveiro in 1979  |  “Agregação” in Physics — University of Aveiro in 1987.

Mário João de Matos Gomes (Non-Executive Director and Member of the Audit Committee)

Portuguese, 65 years old

Elected for the first time in 2009.  Former term of office ended on 31 December 2011 and was re-elected in 2012 | Since 1971, and for approximately twelve years following  his graduation/completing his degree, he worked in one of the biggest international auditing and management consulting firms (Arthur Andersen & Co.), where he coordinated the audit and tax consulting department  |  Since January 1983 and for about four years, he worked as Permanent Consultant — Advisor to the Board of Directors of an important metal-electromechanical engineering company, particularly in issues relating to the improvement of its management information systems and operations control  |  From January 1974 to March 2009 he was Auditor of several industrial, commercial and service companies of a relevant dimension and importance either at a national or an international level and acquired experience in the performance of these activities in a public institute, as well as in the telecommunications, insurance, banking and capital market sectors  |  He currently takes part in the Registration Committee of the Association of Chartered Certified Accountants (OROC), with which he has also collaborated, as a Controller-Rapporteur, in the implementation of Quality Control Programmes in respect to the work of auditors and chartered accountant  |  In the OROC, he has participated for several years in the Internship Professional Training Committees, and he has also held the position of Chairman of the Technical Committee on Insurance Companies, with a relevant intervention in the drafting of Auditing Guideline 830 — Review of Financial and Statistical Elements of Insurance Companies and Pension Funds Management Companies  |  Between mid-1985 and 2001, he worked as Assistente Convidado in the ISEG, where he lectured Auditing  |  He prepared an Auditing Manual and Course within both his academic activities and trainings he performed for clients and other interested people. Upon by the Technical and Training Committee of OROC, he also conducted several

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trainings both for the preparation of candidates for their admission to the OROC and for the update of already registered members OROC  |  Graduate in Finance by ISEG (1971).

Milton Almicar Silva Vargas (Non-Executive Director)

Brazilian, 56 years old

Elected for the first time in 2009.  Former term of office ended on 31 December 2011 and was re-elected in 2012   |  Statutory Departamental Director, from December 1997 to March 2000, Executive Director, from March 2000 to March 2002, and Executive Vice-Chairman of Banco Bradesco, SA, from March 2002 to June 2009  |  He was also a member of the management bodies of the other companies of the Grupo Bradesco  |  He was a Member of the managing body and Managing Director of Fundação Bradesco, Member of the Board of Directors and Managing Director of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (FIMADEN), Member of the Board of Directors of the Investor Relations Brazilian Institute — IBRI, Effective Member of the Supervisory Board of Fundo Garantidor de Créditos — FGC, Member of the Board of Directors of the Brazilian Association of Public Companies — ABRASCA, Member of the Auto Regulation Board of FEBRABAN, and Bradesco representative in the Managing Board of the Instituto Brasileiro de Pesquisas Contábeis, Atuariais e Financeiras — IPECAFI |  Member of the Board of Directors of CPMBráxis from July 2009 to July 2012  | Graduate in Business Administration by UNIFIEO — Centro Universitário FIEO, Osasco.

Nuno de Almeida e Vasconcellos (Non-Executive Director)

Portuguese, 48 years old

Elected for the first time in 2006. Former term of office ended on 31 December 2011 and was re-elected in 2012  | Member of the General Council of ISCTE from 2009 to 2011   |  Member of the Board of Automóvel Clube de Portugal from 2007 to 2011   |  Managing Partner in Portugal for consulting field of Heidrick & Struggle from 1995 to 2006  | Member of the Compensation Committee of a banking entity until 2007 |  Manager of Andersen Consulting (currently Accenture) from 1987 to 1995 | Graduate in Business Administration by the Curry College, Boston.

Otávio Marques de Azevedo (Non-Executive Director)

Brazilian, 61 years old

Elected for the first time in 2011. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Chairman of the Consultive Council of Anatel between 2001 and 2002  |  Graduate in Electric Engineering by Universidade Católica de Minas Gerais and Economic Engineering by Universidade Federal de Minas Gerais. Post-graduation in Strategic Planning by Fundação Getúlio Vargas.

Paulo José Lopes Varela (Non-Executive Director)

Portuguese, 44 years old

Elected for the first time in 2009.  Former term of office ended on 31 December 2011 and was re-elected in 2012 | For long related to Grupo Visabeira (where he started performing his duties in 1992), he lived for some years in Mozambique and Angola, where, in his capacity as Chairman of the Board of Directors of Visabeira Moçambique and Visabeira Angola, he was responsible for the institutional representation of the Group, general coordination of the activities of the Grupo Visabeira’s subsidiaries in such countries, representation of the shareholder Grupo Visabeira in the management bodies of its subsidiaries and planning and strategy definition of the Group’s businesses, including its integrated financial management  |  In 2002, he was appointed Vice-Chairman of Grupo Visabeira, SGPS, SA  |  In November 2009, he was appointed Chairman of the Board of Directors of Vista Alegre Atlantis, SA | Graduate in Law by the Faculdade de Direito, Universidade de Coimbra.

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Pedro Leitão (Executive Director)

Portuguese, 42 years old

Elected for the first time in 2011. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Non-Executive Director of Páginas Amarelas, SA from November 2007 to October 2012 | Director of Tele Norte Leste Participações, SA from April 2011 to February 2012 | Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from September 2007 to December 2011 | Director of PT Multimédia, SGPS SA from 2004 to 2007 | Director of TV Cabo Portugal, SA from 2004 to 2007  |  Director of PT Conteúdos, SGPS SA from 2004 to 2007  |  Director of Lusomundo Audiovisuais, SA from 2004 to 2007  |  Managing Director of PTM.com, SGPS SA from 2002 to 2004  |  Managing Director of Telepac, SA from 2002 to 2004  | Managing Director of Saber e Lazer, SA from 2002 to 2004  |  Graduate in Business Management by Universidade Católica Portuguesa | MBA by Kellogg School of Management — Northwestern University (USA).

Rafael Luís Mora Funes (Non-Executive Director)

Spanish, 47 years old

Elected for the first time in 2007.  Former term of office ended on 31 December 2011 and was re-elected in 2012  |  Member of the Sustainability and Governance Committee of the Millenium BCP Group until 2007  | Graduate in Economics and Management by Málaga University.

Shakhaf Wine (Executive Director)

Brazilian, 43 years old

Elected for the first time in 2009.  Former term of office ended on 31 December 2011 and was re-elected in 2012 | Member of the Board of Directors of Tele Norte Leste Participações, SA from April 2011 to February 2012  |  Vice-Chairman of the Board of Brasilcel NV, Chairman of the Control Committee of Brasilcel N.V. and Vice-Chairman of the Board of Directors of Vivo Participações SA up to September 2010 | Member of the Board of Directors of Universo Online SA up to January 2011 | Chairman of the Board of Directors of Mobitel, SA up to June 2011  |  Member of the Board of Directors of PT Investimentos Internacionais — Consultoria Internacional, SA from May 2006 to March 2009  |  Member of the Board of Directors of PT Participações, SGPS SA from March 2008 to March 2009  |  Member of the Board of Directors of PT Móveis — Serviços de  Telecomunicações, SGPS SA from May 2006 to March 2009  |  Member of the Board of Directors of PT Ventures, SGPS SA from May 2006 to March 2009  |  Member of the Board of Directors of Tele Centro Oeste Celular Participações, SA from March 2004 to October 2006  |  Member of the Board of Directors of Tele Sudeste Celular Participações, SA from March 2004 to February 2006  |  Member of the Board of Directors of Tele Leste Participações SA from July 2005 to February 2006  |  Member of the Board of Directors of Celular CRT Participações SA from March 2004 to February 2006  |  Member of the Board of Directors of  Banco1.net SA from April 2003 to July 2004  |  Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 to November 2007  |  Manager of Investment Banking and responsible for the European corporate clients in the global telecommunications group of Merrill Lynch International between 1998 and 2003  |  Senior Associate Director in the department of Latin America and Telecommunications Groups of Deutsche Morgan Grenfell between 1993 and 1998  |  Interbank exchange trader and dealer of the Banco Central do Brasil at Banco Icatu between 1991 and 1993  |  Graduate in Economics by PUC, Pontifícia Universidade Católica of Rio de Janeiro.

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APPENDIX IV

Declaration of the Board of Directors on the remuneration applicable to PT Group officers (in the meaning of article 248B,3 of the Portuguese Securities Code)

Remunerations as defined for the PT Group officers (in the meaning of article 248B,3 of the Portuguese Securities Code) are determined, within each Group operational company, by a compensation committee composed of two executive directors of the PT Group and a corporate manager in the field of Human Resources, by taking into account the job performed in each business area and corporate body or management office.

Along the years, fixed remunerations have been subject to an internal harmonisation process, as well as to benchmarking with similar companies.

In addition to a fixed remuneration, the said officers — notably subsidiary directors — earn a variable remuneration. The definition of the overall amount of such variable remuneration depends on several factors. The variable remuneration is actually fixed each year by PT’s Executive Committee, taking into account the evaluation of individual performance for the immediately preceding period and the accomplishment of goals in each officer’s area or function, as well as each officer’s contribution to the achievement of the overall goals defined for the PT Group.

In determining such variable remuneration, the committee takes into consideration, notably, quantitative indicators, operational and financial included, and indicators of a qualitative nature (such as management and leadership proficiency), which are weighed together with the nature of the job performed and the relative importance of the company in question within the Portugal Telecom Group structure.

The evaluation of the performance of such officers is further based on an analysis of the risks undertaken by the same, chiefly of business risks as listed in item II.5 of this Governance Report, and in their compliance with the checks and balances mechanisms instituted for the Group, notably by involving the various relevant corporate management offices and their respective subsidiary board members in decision-making procedures entailing risk undertaking. Compliance, generally, with the rules applicable to the Company business is also taken into account in this evaluation, which proves to be of a particular relevance given the seniority of the jobs performed by the said officers.

The purpose of the remuneration policy described herein is, inter alia, to contribute to the alignment of the interests of the officers — in particular the directors of the subsidiaries — with the long term interests of the Company.

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APPENDIX V

Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA in force during the 2012 financial year

Whereas:

1.                  Following the entry into force of Law no. 28/2009 of 19 June 2009 (“Law on Remunerations”), the management body or the remuneration committee, if applicable, of companies with securities admitted to trading on a regulated market (“Listed Companies”) shall annually submit a statement on the remuneration policy of the members of the management and supervisory bodies to the approval of the General Meeting;

2.                  In its turn, CMVM Recommendation no. II.1.5.2 of the Corporate Governance Code approved by the Portuguese Securities Market Commission in January 2010 (“CMVM Governance Code”) recommends the submission of a statement on the remuneration policy of the managing and supervisory bodies to the Annual General Meeting of Shareholders for its consideration, together with a set of additional elements;

3.                  As a structure aiming to provide technical support to the Compensation Committee, the Evaluation Committee of the Board of Directors of PT SGPS is responsible for providing and presenting its opinion to the Compensation Committee on the annual statement on remuneration policy;

4.                  The current remuneration policy for the members of PT SGPS corporate bodies was prepared by the Compensation Committee in office and will be applicable during the 2012 financial year, without prejudice to any adjustment that the Compensation Committee eventually elected for the 2012-2014 term of office may deem fit to make.

Pursuant to the Law on Remunerations and to CMVM Recommendation no. II.1.5.2, the Compensation Committee of PT SGPS hereby submits to the approval of the Annual General Meeting of Shareholders the following statement on the remuneration policy of the managing and supervisory bodies to be applied during the 2012 financial year, which includes the following models drawn up and implemented in line with the best national and international practices:

I.                Remuneration policy for non-executive Directors, including the members of the Audit Committee:

The compensation of non-executive members of the Board of Directors, including the members of the Audit Committee, is determined on the basis of a fixed model of an annual compensation established by the Compensation Committee (to be paid 14 times/year), without attendance tickets.

This fixed compensation takes into account the fact that some Directors also perform functions in any of the internal committees assisting the Board of Directors in its supervisory functions, as well as the performance of own powers not subject to delegation, and also the fact that some of those are deemed as independent Directors under the terms and for the purposes of article 414,5 of the Portuguese Companies Code. In particular, the Chairman of any internal committee of the Board (who does not also discharge the functions of Chairman of the Board of Directors, of Executive Committee or of Audit Committee), as well as the independent members who are part of more than one internal committee, receive a supplement corresponding to twice the remuneration of a Member.

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Accordingly, this fixed remuneration considers the performance of functions as a member of the supervisory body, in particular, as Chairman or as financial expert member of the Audit Committee, taking into consideration that the discharge of functions in this corporate body implies the compliance with both the Portuguese rules and the mandatory rules applicable to the Company as foreign private issuer with securities admitted to trading in the New York Stock Exchange (“NYSE”), notably those set forth in the Sarbanes-Oxley Act and the regulations of the Securities Exchange Commission and of the NYSE.

The remuneration of the Chairman of the Board of Directors of PT SGPS corresponds to an annual fixed amount indexed to the annual fixed remuneration of the Chief Executive Officer and does not include a variable component. This fact does not preclude, however, the capacity recognised to the Evaluation Committee of the Board of Directors to propose to the Compensation Committee the granting of a bonus to the Chairman of the Board of Directors at the end of the term of office, taking into account the performance evaluation of his functions (notably as regards his by-law powers), without being subject, however, to the performance of the Company.  This is intended to cause that none of the non-executive directors, the Chairman of the Board of Directors included, have any portion of their remuneration subject to compliance with pre-determined goals, in order to avoid affecting their independence vis-à-vis the executive management.

In this way, in line with CMVM Recommendation no. II.1.5.1, although this remuneration policy is drawn up in view of allowing an alignment with the Company’s interests and a remuneration level promoting a suitable performance, no variable remuneration is foreseen for the non-executive members of the managing body nor for the members of the supervisory body (without prejudice to the possibility of granting a bonus to the Chairman of the Board of Directors, in the terms described in the previous paragraph).

II.           Remuneration policy of executive Directors:

The remuneration of executive Directors takes into account the short and medium term performance of PT SGPS, as well as such performance when compared to other companies in the sector in Europe. The amounts earned by the members of the Executive Committee under this policy remunerate their function performance in PT SGPS and in its 100% held subsidiaries during each financial year.

The remuneration of executive Directors is composed of a fixed portion and a variable portion as described hereinafter.

a.             Fixed remuneration:

The value of the fixed remuneration of executive Directors was determined taking into account a benchmarking study extended to listed companies in the main financial centres, which covered around 140 c0mpanies. Such study considered companies in the European Tier 1 Telecom (including Deutsche Telekom, France Telecom, British Telecom, Telecom Italia and Telefónica) and Tier 2 Telecom (including KPN, Belgacom, Telenor and Telecom Austria), as well as companies integrating the USA Telecom Sector; TOP 5 UK, USA and Brazil; IBEX 35; CAC40 and DJ Eurostoxx 50.

The study allowed for concluding that the overall remuneration fixed for the members of the Executive Committee in the previous term of office as compared to the Tier 2 segment in Europe was generally in line with the 2nd quartile, and the fixed remuneration of the CEO was below such quartile.

Determining such fixed component has also taken into account that the remunerations of the CEO and members of the Executive Committee underwent, during the term of office ended on 31 December 2011, on the initiative of the CEO, a 10% reduction as compared to the remuneration

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established for the previous term of office. In this way, taking into account the continuity pursued in defining the composition of the Executive Committee as proposed, as well as the importance of the challenge of operational implementation on the various strategic markets where the PT Group is present, it is our understanding that the same level of fixed remuneration as defined for the 2009-2011 term of office should be maintained.

b.             Variable remuneration:

In determining the variable component of executive members of the Board of Directors it was further taken into consideration that, during the 2011 financial year, the remuneration policy in force up to that time was changed in order to include the modifications that had recently occurred at law and regulation and recommendation levels, and it was decided that such changes needed to remain.

Within the context of such changes, it was decided that the variable remuneration model (the components of which were referred to, as from 2011, as annual variable remuneration and medium-term variable remuneration) should be simplified by establishing a single variable remuneration allocated each year while maintaining the verification of the Company’s sustainability levels implied in the option to defer the payment of 50% of the variable remuneration for a three-year period, subject to a positive performance by the Company under pre-defined conditions. In this way, a link is kept between the variable remuneration and pursuance of medium- and long-term goals of the Company in accordance with the best practices at national and international level.

The variable remuneration of executive Directors is dependent on the pursuing of the pre-determined goals, and it may amount up to 160% of the fixed remuneration (50% of which is to be deferred for a three-year period as described hereinafter) in the event of a 100% pre-determined goal achievement, in line with the values established under the remuneration policy of the previous term of office.

The variable remuneration policy at PT SGPS is governed by the following principles aiming to ensure a clear alignment between executive Directors’ interests and Company’s interests, in accordance with CMVM Recommendation no. II.1.5.1:

•                  Pursuing and achieving goals through the quality, work capacity, dedication and business know-how;

•                  A PT SGPS’ incentive and compensation policy allowing to capture, motivate and retain the “best professionals” within the market as well as the executive team stability;

•                  Implementing a professionalised management approach based upon the definition and control of the pursuance of ambitious (although achievable) and measurable goals on a short- and medium-long-term basis, thus considering the evolution on the performance of the Company and of the Group;

•                  Developing a market oriented culture in line with its best practices, measured to the extent possible by a comparison of the Company’s performance towards its goals vis a vis a benchmarking of its (national and international) reference market;

•                  Pursuing a high standard in the Company’s management, through a set of entrepreneurial reference practices allowing the Company’s business sustainability. For this purpose, a management philosophy with economic, environmental and social dimensions is being implemented.

Currently, there is neither share allotment nor stock option plans in force in the Company.

The assessment of the performance of the Group’s executive Directors was indexed to the achievement of goals at Group level.

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The determination of the variable remuneration to be allocated to the performance of the year is determined by a percentage of the annual fixed remuneration calculated on the basis of a weighted average of the level of pursuance of a set of indicators connected to the performance and sustainability of the Company, with each indicator reaching at least 85% of the goals established for such indicator.

In each year of the current term of office, only 50% of the variable remuneration determined in the relevant year will be paid in cash by the Company, and the payment of the remaining 50% will be deferred for a three-year period. The payment of such variable remuneration to each member of the Executive Committee will be subject to the condition of the Company’s positive performance — deemed as such by the Evaluation Committee — during the deferment period not being provenly affected as a direct result of the conduct of the Director concerned. In verifying the Company’s positive performance during the relevant period, the Evaluation Committee shall take into account any indicators as eventually defined, the economic and financial context of the Company, of the country and of international markets, as well as of the sector where it is incorporated, apart from exceptional factors out of the management’s control that might affect the performance of the Company.

In the event the executive Director terminates his office, for any reason whatsoever, the payment of the variable remuneration amounts determined and deferred will be made at the time of termination of the management relationship, provided that the Company’s positive performance — deemed as such by the Evaluation Committee — up to such time is not provenly affected as a direct result of the conduct of the Director concerned.

After the determination the variable remuneration according to such methodology, the Compensation Committee may increase or reduce in no more than 10% the variable remuneration of the CEO and the members of the Executive Committee, upon proposal by the Chairman of the Board of Directors and the CEO respectively. In any case, and even if the level of pursuance of pre-determined goals exceeds 100%, the amount of the variable remuneration will not exceed in over 12.5% the variable remuneration corresponding to 100% goal pursuance added by the said grossing up.

c.              Alignment of Directors’ interests with the Company’s interests

As results from all the above, the variable remuneration of PT SGPS’ executive Directors is subject to their performance, as well as to its sustainability and ability to achieve certain strategic goals of the Group.

The current remuneration policy further allows, as confirmed on the abovementioned benchmarking study, for a reasonable overall balance between the fixed and variable components and the deferment of a significant portion of the variable remuneration, as its payment is subject to not affecting the Company’s positive performance throughout that period as described above.

Thus being envisaged contributing to: (i) optimise the long term performance and to disincentiving excessive risk undertaking; (ii) pursue the Group’s strategic goals and compliance with the rules applicable to its business; and (iii) align management interests with the Company’s and its Shareholders’ interests.

Also for the purpose of strengthening the component of the performance evaluation of the Directors, unless otherwise agreed or resolved by the Compensation Committee, the Company and its Directors should act in accordance with the following principles:

1)                 The Directors shall not enter into agreements, either with the Company or with any third party, that might result in mitigating the risk inherent to the variability of their remuneration as fixed by the Company;

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2)                 An unsuitable performance may affect the level of compliance with the abovementioned goals, and consequently the variable remuneration in terms of individual and joint evaluation;

3)                 In the event of removal or termination by agreement of the management relationship, no compensation will be paid to the Directors if the same is provenly due to an unsuitable performance.

d.             Payments related to removal or termination by mutual agreement of director functions

The Company has no defined general policy on payments related to removal or termination by mutual agreement of director functions. However, on a case-by-case basis, taking into account the circumstances of each termination, the Company has fixed the compensation amounts due to the directors leaving their office as per information disclosed on the Corporate Governance Report.

III.      Remuneration policy of the Chartered Accountant

The Company’s Chartered Accountant is remunerated in accordance with the usual practices and conditions for similar services, further to its services agreement and the proposal of the Company’s Audit Committee.

The Compensation Committee of PT SGPS

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Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Cloud Services

Delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model,  offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU Net Debt Net debt to EBITDA NGAN

Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA = Net debt / EBITDA

Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3 Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G

4 Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

Board of Directors

Chairman

Henrique Granadeiro

CEO

Zeinal Bava

Executive officers

Luís Pacheco de Melo

Alfredo José Silva de Oliveira Baptista

Carlos Alves Duarte

Manuel Rosa da Silva

Pedro Humberto Monteiro Durão Leitão

Shakhaf Wine

Non-executive officers

Amílcar Carlos Ferreira de Morais Pires

Fernando Magalhães Portella

Francisco Teixeira Pereira Soares

Gerald Stephen McGowan

João Manuel de Mello Franco

João Nuno de Oliveira Jorge Palma

Joaquim Aníbal Brito Freixial de Goes

José Guilherme Xavier de Basto

José Pedro Cabral dos Santos

Maria Helena Nazaré

Mário Joao de Malos Gomes

Milton Almicar Silva Vargas

Nuno Rocha dos Santos de Almeida e Vasconcellos

Otávio Marques de Azevedo

Paulo José Lopes Varela

Rafael Luís Mora Funes

Key figures

Portuguese operating data

	2012	2011	y.o.y
Fixed retail accesses (‘000)	5,052	4,795	5.4%
PSTN/ISDN	2,604	2,648	(1.6)%
Broadband customers	1,225	1,105	10.8%
Pay-TV customers	1,223	1,042	17.4%
Mobile Customers (‘000)	7,598	7,444	2.1%
Postpaid	2,469	2,378	3.8%
Prepaid	5,129	5,066	1.2%
Net additions (‘000)
Fixed retail accesses	257	268	(4.2)%
PSTN/ISDN	(43)	(48)	9.5%
Broadband customers	119	104	14.7%
Pay-TV customers	181	212	(14.6)%
Mobile Customers	154	24	n.m.
Postpaid	91	87	4.8%
Prepaid	63	(63)	200.5%
Data as % of mobile service revenues (%)	32.6	27.7	4.9pp

Residential operating data

	2012	2011	y.o.y
Fixed retail accesses (‘000)	3,841	3,557	8.0%
PSTN/ISDN	1,692	1,674	1.1%
Broadband customers	1,015	911	11.4%
Pay-TV customers	1,135	972	16.7%
Unique customers	1,881	1,881	(0.0)%
Net additions (‘000)
Fixed retail accesses	284	300	(5.3)%
PSTN/ISDN	18	1	n.m.
Broadband customers	104	102	2.5%
Pay-TV customers	162	198	(17.8)%
ARPU (Euro)	31.6	30.8	2.8%
Non-voice revenues as % of revenues (%)	63.4	58.5	4.9pp

Personal operating data

	2012	2011	y.o.y
Mobile Customers (‘000)	6,024	5,932	1.5%
Postpaid	1,093	1,064	2.8%
Prepaid	4,931	4,868	1.3%
Net additions (‘000)	92	(31)	n.m.
Postpaid	30	42	(30.2)%
Prepaid	62	(73)	185.2%
MOU (minutes)	93	89	5.0%
ARPU (Euro)	8.7	9.7	(10.8)%
Customer	8.0	8.7	(8.8)%
Interconnection	0.7	1.0	(29.1)%
SARC (Euro)	27.9	27.8	0.1%
Data as % of service revenues (%)	33.2	30.9	2.4pp

Enterprise operating data

	2012	2011	y.o.y
Fixed retail accesses (‘000)	1,019	1,087	(6.3)%
PSTN/ISDN	725	826	(12.3)%
Broadband customers	207	193	7.7%
Pay-TV customers	86	68	26.9%
Retail RGU per access	1.41	1.32	6.8%
Mobile Customers (‘000)	1,514	1,445	4.8%
Net additions (‘000)
Fixed retail accesses	(68)	(30)	(131.3)%
PSTN/ISDN	(101)	(46)	(119.3)%
Broadband customers	15	2	n.m.
Pay-TV customers	18	14	27.8%
Mobile Customers	69	56	23.5%
ARPU (Euro)	23.8	25.8	(7.7)%
Non-voice revenues as % of revenues (%)	50.3	46.4	3.8pp

Oi operating data

	2012	2011	y.o.y
Residential RGUs (‘000)	18,337	17,810	3.0%
Fixed lines	12,478	13,046	(4.4)%
Fixed broadband	5,102	4,412	15.6%
Pay-TV	757	351	115.7%
ARPU (R$)	69.2	65.0	6.2%
Personal Mobility RGUs (‘000)	46,305	43,264	7.0%
Prepaid customers	39,832	37,978	4.9%
Postpaid customers + Oi controle	6,472	5,285	22.5%
Enterprises RGUs (‘000)	8,971	7,848	14.3%
Fixed lines	5,422	5,083	6.7%
Broadband	594	523	13.6%
Mobile	2,955	2,242	31.8%
Other (‘000)	727	771	(5.7)%
RGUs (‘000)	74,339	69,693	6.7%

Addicional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share. The company’s share capital, as at 31 December 2012, comprised 896,512,500 shares with a par value of 3 cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. At the end of 2012, there were 36,182,751 ADRs registered on the same date, representing 4.0% of PT’s total share capital.

As at 31 December 2012, PT held for accounting proposes 41,483,905 own shares, including: (1) 20,640,000 own shares held through equity swaps at PT SGPS, S.A., and (2) 20,843,905 own shares held through the 23.3% stake in PT’s 89,651,205 shares acquired by Oi. As at 31 December 2012, PT’s total number of shares outstanding was 855,028,595.

Stock market data

	2012	2011
As at 31 December
Share capital (Euro)	26,895,375	26,895,375
Number of shares issued	896,512,500	896,512,500
Number of shares outstanding	855,028,595	859,534,271
Price (Euro)	3.749	4.450
Market capitalisation (Euro million)	3,361	3,989

Gross dividend per share (Euro)	0.325	0.65
Dividend yield	8.6%	9.6%
Net Income (Euro million)	230	339
Pay-out-ratio	120.8%	164.8%

Price / transactions
High (Euro)	4.550	8.848
Low (Euro)	3.054	4.399
Average (Euro)	3.797	6.771
Volume (million of shares)	872	702
Traded Value (Euro million)	3,289	4,897

Performance
Portugal Telecom	(15.7)%	(46.9)%
PSI-20	2.9%	(27.6)%
DJ Stoxx Telecom Europe	(10.7)%	(6.2)%

Financial Timetable 2013

19 April | Annual General Shareholders Meeting

23 May | First quarter results 2013

30 July | First half Trading Update

29 August | First half results 2013

14 November | First nine months results 2013

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

Deutsche Bank Trust Company Americas

ADR Division

Floor 27

60 Wall Street

New York 10005-2836

Fax: +1(732)544-6346

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2013

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.